As filed with the United States Securities and Exchange Commission on December 6, 2022

Registration No: 333-267955

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Grizzly New Pubco, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8082	88-3982294
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(312) 316-5473

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Heaney President and Secretary Grizzly New Pubco, Inc. 1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(312) 316-5473

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Sakowitz Kyle S. Gann Jeffrey R. Shuman Winston & Strawn LLP 200 Park Avenue New York, NY 10166 (212) 294-6700	Bruce Kramer Consumer Direct Holdings, Inc. 100 Consumer Direct Way Missoula, MT 59808 Tel: (406) 532-1900	Amy Bowler Holland & Hart LLP 555 17th Street, Suite 3200 Denver, CO 80202 (303) 290-1086

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED DECEMBER 6, 2022

PROXY STATEMENT OF DTRT HEALTH ACQUISITION CORP.

PROSPECTUS FOR

84,954,946 SHARES OF COMMON STOCK AND 22,700,000 WARRANTS

OF GRIZZLY NEW PUBCO, INC.

(WHICH WILL BE RENAMED CONSUMER DIRECT CARE NETWORK, INC.)

The board of directors of DTRT Health Acquisition Corp., a Delaware corporation (“DTRT,” “we,” “us” or “our”), has unanimously approved an agreement and plan of merger, dated September 28, 2022, by and among DTRT, Grizzly New Pubco, Inc. (“New Pubco”), a wholly owned subsidiary of DTRT, Grizzly Merger Sub, Inc., a wholly owned subsidiary of New Pubco (“Grizzly Merger Sub”), and Consumer Direct Holdings, Inc., a Montana corporation (“CDH”) (as it may be amended or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by DTRT’s stockholders and the transactions under the Merger Agreement are consummated, the CDH Shareholders (as defined below) will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into DTRT, DTRT Stockholders (as defined below) will receive shares of New Pubco common stock in exchange for their DTRT Shares and New Pubco Sponsor Warrants (as defined below) in exchange for their Sponsor Warrants, and DTRT will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco (the “First Merger”), and immediately following the First Merger, DTRT will convert into a limited liability company. Following the First Merger, Newco will merge with and into New Pubco, with New Pubco surviving the merger (the “Second Merger” and together with the First Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the consummation of the Business Combination, New Pubco will be renamed “Consumer Direct Care Network, Inc.” (“CDCN”). Under the terms of the Merger Agreement, DTRT has agreed to acquire all of the outstanding equity interests of CDH for approximately $527 million (but is subject to adjustment at the consummation of the Business Combination in accordance with the terms of the Merger Agreement and as summarized herein) in aggregate consideration. As a result of the Business Combination, CDH Shareholders will receive consideration in the form of cash and shares of common stock of New Pubco (“New Pubco common stock”). In connection with the First Merger and without any further action on the part of any party, each share of Class A common stock and Class B common stock of DTRT will be converted into one share of New Pubco common stock, and each Sponsor Warrant and Public Warrant will be converted into one Sponsor Warrant of New Pubco and one public warrant of New Pubco, respectively, each exercisable for one share of New Pubco common stock. At the Effective Time, each share of Newco common stock will be converted into the right to receive the applicable per share merger consideration, which will be in the form of cash and New Pubco common stock. The consummation of the Business Combination is conditioned upon, among other things, the receipt of Financing (as defined below) satisfactory to CDH.

Immediately prior to the effectiveness of the First Merger (the “First Effective Time”), every issued and outstanding DTRT unit will be automatically detached, to the extent the DTRT units have not already detached, and the holder thereof will be deemed to hold one share of New Pubco common stock and one-half of one New Pubco warrant.

Assuming that no DTRT public stockholders exercise their redemption rights with respect to the public shares, the ownership of the combined company after the Business Combination is expected to be as follows: former CDH Shareholders, 63%; DTRT public stockholders, 29%; DTRT Health Sponsor LLC, as DTRT’s sponsor, 7%; and Home Care Workers Purpose Trust, 1%. Assuming that the DTRT public stockholders fully exercise their redemption rights with respect to all of the public shares they hold, the ownership of the combined company after the Business Combination is expected to be as follows: former CDH Shareholders, 89%; DTRT public stockholders, 0%; DTRT Health Sponsor LLC, as DTRT’s sponsor, 10%; and Home Care Workers Purpose Trust, 1%.

DTRT’s units, Class A common stock and Public Warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “DTRTU”, “DTRT” and “DTRTW”, respectively. DTRT filed a listing application for New Pubco common stock and public warrants with Nasdaq, and it believes that New Pubco will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination. If the application is approved, upon consummation of the Business Combination, it is expected that the New Pubco common stock and public warrants will trade on Nasdaq under the symbols “CDCN” and “CDCNW”, respectively. DTRT will not have units traded following Closing of the Business Combination.

DTRT will hold a special meeting of stockholders (the “Special Meeting”) on                at                , in virtual format to consider matters relating to the Business Combination. DTRT cannot complete the Business Combination unless DTRT’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby. DTRT is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about DTRT and New Pubco and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 44 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.

If you have any questions or need assistance voting your common stock, please contact                  (“                ”), our proxy solicitor, by calling                 , or banks and brokers can call collect at                 , or by emailing                 . This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at                .

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                , 2022, and is first being mailed to stockholders of DTRT on or about                , 2022.

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [●], 2022 ENTIRELY VIRTUALLY

TO THE STOCKHOLDERS OF DTRT HEALTH ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of DTRT Health Acquisition Corp., a Delaware corporation (“DTRT,” “we,” “us” or “our”), will be held virtually at                a.m., New York City time, on                , 2022. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(a)

Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the agreement and plan of merger (as the same may be amended or restated from time to time, the “Merger Agreement”), dated September 28, 2022, by and among DTRT, Grizzly New Pubco, Inc. (“New Pubco”), a wholly owned subsidiary of DTRT, Grizzly Merger Sub, Inc., a wholly owned subsidiary of New Pubco (“Grizzly Merger Sub”), and Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), and the transactions contemplated thereby, pursuant to which the CDH Shareholders will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into DTRT, DTRT Stockholders (as defined below) will receive shares of New Pubco common stock in exchange for their DTRT Shares, New Pubco Sponsor Warrants in exchange for their DTRT Sponsor Warrants, and New Pubco Public Warrants in exchange for their Public Warrants, and DTRT will be the surviving entity in the merger (the “First Merger”) as a wholly owned subsidiary of New Pubco, and immediately following the First Merger, DTRT will convert into a limited liability company. Following the First Merger, Newco will merge with and into New Pubco, with New Pubco surviving the merger and the CDH Shareholders receiving cash and shares of New Pubco common stock (the transactions contemplated by the Merger Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)

Proposal No. 2 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation (“Proposed Charter”) and the proposed amended and restated bylaws (“Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New Pubco, which will be renamed “Consumer Direct Care Network, Inc.” (“CDCN”) in connection with the completion of the Business Combination (we refer to such proposal as the “Organizational Documents Proposal”);

(c)

Proposal No. 3 —  The Advisory Organizational Documents Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Organizational Documents of New Pubco, which will be renamed “Consumer Direct Care Network, Inc.” (“CDCN”) in connection with the Business Combination, and DTRT’s Amended and Restated Certificate of Incorporation, dated September 1, 2021 (“Current Charter”), and Bylaws (“Current Bylaws” and, together with the Current Charter, the “Current Organizational Documents”), which are being presented as two separate sub-proposals (we refer to such proposals as the “Advisory Organizational Documents Proposals”):

(i)

Proposal A – Advisory Organizational Documents Proposal A — to authorize [ ] shares of common stock, par value $0.0001 per share, of New Pubco (the “New Pubco common stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of New Pubco (the “New Pubco preferred stock”) (“Advisory Organizational Documents Proposal A”), as compared to DTRT’s currently authorized 380,000,000 shares of Class A common stock, par value $0.0001 per share (the “DTRT Class A common stock”), 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B common stock” and, together with the Class A common stock, the

“DTRT Shares”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “DTRT preferred stock”);

(ii)

Proposal B – Advisory Organizational Documents Proposal B — to authorize all other differences between the Current Organizational Documents and the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, including (1) changing the corporate name from “Grizzly New Pubco, Inc.” to “Consumer Direct Care Network, Inc.”, (2) making New Pubco’s corporate existence perpetual, and (3) excluding certain provisions related to DTRT’s status as a blank check company (“Advisory Organizational Documents Proposal B”);

(d)

Proposal No. 4 — The Omnibus Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, the              Grizzly New Pubco, Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F (the “Omnibus Incentive Plan Proposal”);

(e)

Proposal No. 5 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, the              Grizzly New Pubco, Inc. Employee Stock Purchase Plan (the “2022 ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G (the “ESPP Proposal”); and

(f)

Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Organizational Documents Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal (together the “Condition Precedent Proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the Closing conditions under the Merger Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of DTRT Shares at the close of business on                , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, DTRT’s board of directors has unanimously determined that each of the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of DTRT and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of DTRT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of DTRT and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of DTRT’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Merger Agreement, the approval of the Condition Precedent Proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each Condition

Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. If our stockholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Organizational Documents Proposals are not conditioned on the approval of any other proposal.

In connection with the Initial Public Offering, our initial stockholders, including our sponsor, DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and certain of our officers and directors entered into a letter agreement to vote their shares of DTRT Class B common stock purchased prior to the Initial Public Offering in favor of the Business Combination and the other Condition Precedent Proposals, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, such persons and entities collectively own 20% of our total outstanding common stock.

Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that DTRT redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)

prior to                , New York City time, on                 , 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, DTRT’s transfer agent (the “transfer agent”), that DTRT redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through the Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with the Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 6, 2022, this would have amounted to approximately $10.28 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing. If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that DTRT instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares.

Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Subject to approval by DTRT Stockholders of the Business Combination Proposal, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals, at the Closing, all stockholders of New Pubco will hold only shares of New Pubco common stock.

All DTRT Stockholders are cordially invited to attend the Special Meeting which will be held completely in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding DTRT shares, you may also cast your vote at the Special Meeting electronically by visiting        . If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. Each of the Organizational Documents Proposal and the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of DTRT Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Organizational Documents Proposal and the Business Combination Proposal. Because approval of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your common stock, please contact        our proxy solicitor, by calling        , or banks and brokers can call collect at        , or by emailing         . This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at        .

Thank you for your participation. We look forward to your continued support.

                , 2022

IF YOU RETURN YOUR PROXY CARD SIGNED, DATED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF DTRT CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF DTRT CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF DTRT CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by CDCN, constitutes a prospectus of CDCN under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of CDCN to be issued in connection with the Business Combination. This document also constitutes a proxy statement of DTRT under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to DTRT Stockholders nor the issuance by DTRT of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding DTRT has been provided by DTRT and information contained in this proxy statement/prospectus regarding CDH has been provided by CDH.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which CDH conducts its business. CDH operates in an industry in which it is difficult to obtain precise industry and market information. CDH has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. CDH has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While CDH is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

ADDITIONAL INFORMATION	iii
CERTAIN DEFINED TERMS	iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	xii
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING	1
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	16
SUMMARY HISTORICAL FINANCIAL INFORMATION OF DTRT	35
SUMMARY HISTORICAL FINANCIAL INFORMATION OF CDH	37
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	40
MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION	43
RISK FACTORS	44
INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION	97
THE SPECIAL MEETING	99
THE BUSINESS COMBINATION PROPOSAL	106
THE MERGER AGREEMENT	136
ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION	154
ORGANIZATIONAL DOCUMENTS PROPOSAL	159
ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	161
ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF OTHER DIFFERENCES BETWEEN THE PROPOSED ORGANIZATIONAL DOCUMENTS AND THE CURRENT ORGANIZATIONAL DOCUMENTS	163
THE OMNIBUS INCENTIVE PLAN PROPOSAL	165
THE ESPP PROPOSAL	170
THE ADJOURNMENT PROPOSAL	174
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	175
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	183
BUSINESS OF DTRT	188
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DTRT	199
BUSINESS OF NEW PUBCO	204
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CDH	221
DESCRIPTION OF NEW PUBCO SECURITIES	241
SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK	247
BENEFICIAL OWNERSHIP OF SECURITIES	260
NEW PUBCO MANAGEMENT AFTER THE BUSINESS COMBINATION	263
CDH’S EXECUTIVE AND DIRECTOR COMPENSATION	270
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	275
LEGAL MATTERS	280
EXPERTS	281
DELIVERY OF DOCUMENTS TO STOCKHOLDERS	282
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	283
STOCKHOLDER PROPOSALS AND NOMINATIONS	289
STOCKHOLDER COMMUNICATIONS	290
WHERE YOU CAN FIND MORE INFORMATION	291
INDEX TO FINANCIAL STATEMENTS	F-1

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about DTRT from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

Telephone: (312) 316-5473

Attention: Don Klink, CFO

or

[PROXY SOLICITATOR INFORMATION]

To obtain timely delivery, DTRT Stockholders must request the materials no later than five business days prior to the Special Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “DTRT” refers to DTRT Health Acquisition Corp., the terms “New Pubco,” “combined company,” “CDCN” and “post-combination company” refer to Consumer Direct Care Network, Inc. and its subsidiaries following the consummation of the Business Combination and the term “CDH” refers to Consumer Direct Holdings, Inc., the existing operating company that will become a wholly owned subsidiary of Consumer Direct Care Network, Inc., and its subsidiaries following the consummation of the Business Combination.

In this document:

“Available Equity” means the amount of money remaining in the Trust Account following any redemptions of Class A common stock and the amount of additional proceeds (if any) raised by DTRT through equity financing sources prior to the Closing.

“Business Combination” means the transactions contemplated by the Merger Agreement, including (i) the contribution by the CDH Shareholders of all of the issued and outstanding shares of CDH common stock to Newco, which will be formed immediately prior to such contribution (the “Contribution”), (ii) the election by Newco to treat CDH as a “qualified Subchapter S subsidiary” pursuant to Section 1361(b)(3)(B) of the Code, which will be made on the same day as the contribution contemplated by the foregoing clause (i), (iii) the merger of Grizzly Merger Sub with and into DTRT, with DTRT Stockholders receiving shares of New Pubco common stock in exchange for their DTRT Shares, New Pubco Sponsor Warrants in exchange for their Sponsor Warrants, and New Pubco Public Warrants in exchange for their Public Warrants, and DTRT surviving the merger as a wholly owned subsidiary of New Pubco, which will occur following the transactions contemplated by the foregoing clauses (i) and (ii), (iv) the conversion of DTRT to a limited liability company following the merger contemplated by the foregoing clause (iii), (v) the merger of Newco with and into New Pubco, with New Pubco surviving the merger, and (vi) the receipt by CDH Shareholders of consideration in the form of cash and shares of common stock of New Pubco, as further described herein.

“CDH” means Consumer Direct Holdings, Inc., a Montana corporation.

“CDH Board” means the board of directors of CDH.

“CDH Board Recommendation Withdrawal” means a withdrawal by the CDH Board of its approval of the Merger Agreement and the Business Combination and withdrawal of its recommendation that the Second Merger be adopted by the pre-Closing CDH Shareholders, as a result of the CDH Board determining in its sole discretion (and taking into account only the interests of the pre-Closing CDH Shareholders (taken as a whole)) that such withdrawal was in the best interest of the pre-Closing CDH Shareholders.

“CDH capital stock” means the CDH common stock and each other class or series of capital stock of CDH.

“CDH Cash Consideration” means $118,350,000 less any unpaid expenses payable to the financial advisor to CDH and the CDH Shareholders out of such amount in connection with the Closing of the transactions contemplated by the Merger Agreement in excess of $8,000,000, plus the Potential Tax Adjustment.

“CDH common stock” means the common stock, no par value per share, of CDH.

“CDH Shareholder” means each holder of CDH capital stock, which, following the contribution of all of the issued and outstanding shares of CDH common stock to Newco, will refer to each holder of Newco capital stock.

“CDH Stock Consideration” means a number of shares of New Pubco common stock equal to (a) the sum of (i) the Equity Value, minus (ii) the CDH Cash Consideration, minus (iii) the advisor expenses in excess of

$8,000,000, plus (iv) the Closing CDH Cash Balance, minus (v) Closing CDH Indebtedness, plus (vi) the Working Capital Adjustments, plus (or minus) (vii) the amount by which the CDH Transaction Expenses are less than (or greater than) $7,000,000 (if any), plus (viii) the amount of Credited Expenses paid by CDH, divided by (b) $10.20.

“CDH Transaction Expenses” means (a) all fees, costs and expenses of CDH and its subsidiaries incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of the Merger Agreement, the related agreements, and the consummation of the Business Combination to the extent unpaid as of the Closing, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants to CDH and its subsidiaries; and (b) any “single trigger” stay, retention, transaction, severance, change of control or other similar bonuses, compensation or amounts paid or payable by CDH in connection with the consummation of the Business Combination (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar taxes imposed on such amounts, determined assuming (1) such amounts are payable as of or shortly after the Closing Date, and (2) no deferral of such taxes has occurred under any COVID-19 legislation relief program); provided, however, CDH Transaction Expenses will not include (i) advisor expenses, (ii) the third-party fees, costs and expenses of CDH and its subsidiaries incurred in connection with the preparation of the combined company interim financial statements and the audited combined financial statements, (iii) the public company preparedness fees, (iv) the government payments, (v) the registration payments, (vi) the expenses identified on Schedule 1.01(a) of the Merger Agreement, to the extent unpaid as of the Closing and (vii) any transfer taxes.

“CDH warrant” means each warrant to purchase shares of CDH capital stock.

“Closing” means the consummation of the Business Combination.

“Closing CDH Cash Balance” means, as of the Second Effective Time, cash, cash equivalents and marketable securities of CDH and its subsidiaries (without duplication), including the amounts of any received but uncleared checks and any deposits made but not yet available (which for the avoidance of doubt will include any third-party checks deposited in or wire transfers issued to the accounts of CDH), but excluding (i) Restricted Cash or (ii) amounts of any checks or wire transfers issued against the accounts of CDH that remain outstanding.

“Closing CDH Indebtedness” means, as of the Second Effective Time, the aggregate amount of Indebtedness of CDH and its subsidiaries (without duplication).

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condition Precedent Proposals” means, collectively, the Business Combination Proposal, the Organizational Documents Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal.

“Credited Expenses” means (a) all fees and expenses owed to any governmental authority (including in connection with the filings under the HSR Act), (b) all fees owed to the SEC and any printer or mailing services in connection with the filing and mailing of the registration statement and any related forms or filings with such payments, (c) the third-party fees, costs and expenses of CDH and its subsidiaries incurred in connection with the preparation of the unaudited consolidated balance sheets of CDH and its subsidiaries as of September 30, 2022, and the related unaudited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the nine months then ended and the audited consolidated balance sheets of CDH and its subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended, together with the auditor’s reports thereon, (d) the third-party fees, costs and expenses of CDH and its subsidiaries incurred in connection with (i) the preparation of registration statement on Form S-4 or any Form 8-K filings relating to the transactions

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contemplated by the Merger Agreement, (ii) the preparation, training in transitioning of CDH’s board of directors, executive officers and other employees to a publicly held entity, (iii) compliance with the obligations of CDH and its subsidiaries under Sections 8.02, 8.05(c) and 8.08 of the Merger Agreement, (iv) the engagement of a compensation, investor relations and other similar consultants and (v) other similar activities, (e) the expenses identified on Schedule 1.01(a) of the Merger Agreement, (f) the costs, fees, or expenses related to the purchase by the CDH Shareholders of the Tax Indemnity Policy, and (g) any transfer, stamp, documentary, sales, use, registration, value-added and other similar taxes (including all applicable real estate transfer taxes) incurred in connection with the Merger Agreement and the transactions contemplated thereto, in each case, to the extent paid by CDH or its subsidiaries prior to Closing.

“Current Bylaws” means DTRT’s bylaws, as currently in effect.

“Current Charter” means DTRT’s amended and restated certificate of incorporation, as currently in effect.

“Current Organizational Documents” means, collectively, the Current Charter and Current Bylaws.

“Debt Financing” means, commitments from third party lenders to provide loans to New Pubco immediately following the Closing.

“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means The Depository Trust Company.

“DTRT” means DTRT Health Acquisition Corp., a Delaware corporation.

“DTRT Board” means the board of directors of DTRT.

“DTRT Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of DTRT.

“DTRT Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of DTRT.

“DTRT Shares” means, collectively, the DTRT Class A common stock and DTRT Class B common stock.

“DTRT Stockholder” means a holder of DTRT capital stock.

“DTRT Transaction Expenses” means (a) all fees, costs and expenses of DTRT incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of the Merger Agreement, the related agreements, and the consummation of the Business Combination, whether paid or unpaid prior to the Closing, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of DTRT, and (b) any indebtedness of DTRT owed to Sponsor (other than Working Capital Loans that are satisfied at the Closing through the issuance of Sponsor Warrants to Sponsor).

“DTRT Unaffiliated Shareholders” means the DTRT Stockholders other than the Initial Stockholders.

“Effective Time” means the effective time of the Business Combination.

“Equity Securities” means, with respect to any person, (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such person, (b) any securities of such person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such person, (c) any warrants, calls, options or other rights to acquire from such person, or other obligations of such person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such person, and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“Equity Value” means an amount equal to $527,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extension Period” means any extended period of time that we may have to consummate an initial business combination as a result of an amendment to the Current Charter.

“FASB” means the Financial Accounting Standards Board.

“Financing” means any PIPE Financing or Debt Financing.

“First Effective Time” means the effective time of the First Merger.

“First Merger” means the transaction where Grizzly Merger Sub will merge with and into DTRT, DTRT Stockholders will receive shares of New Pubco common stock in exchange for their DTRT Shares, New Sponsor Warrants in exchange for their Sponsor Warrants, and New Pubco Public Warrants in exchange for their Public Warrants, and DTRT will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco.

“Founder Shares” means the DTRT Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and the DTRT Class A common stock that will be issued upon the conversion of such DTRT Class B common stock in accordance with the Current Charter and in connection with the consummation of the First Merger.

“GAAP” means United States generally accepted accounting principles.

“Grizzly Merger Sub” means Grizzly Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DTRT.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any person as of any time, without duplication, (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, all indebtedness for borrowed money of such person or indebtedness issued by such person in substitution or exchange for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such person, (c) any contingent obligations for the deferred purchase price of property or other services, including “earn-outs” and “seller notes” (but excluding trade payables incurred in the ordinary course of business that are not past due), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs, expenses or other amounts payable upon the discharge of any Indebtedness of such person, (h) any amounts owing under any COVID-19 legislation relief program (including, for the avoidance of doubt, with respect to CDH and its subsidiaries, (i) any and all liabilities for amounts that CDH or any of its subsidiaries has deferred pursuant to Section 2302 of the CARES Act, (ii) any and all liabilities for any amount not forgiven under the Paycheck Protection Program, and (iii) all taxes (including withholding taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any governmental authority (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States)), (i) any unfunded benefit liabilities related to any retirement plan or scheme or any deferred compensation plan, program, agreement or arrangement, other than any “single trigger” stay, retention, transaction, severance, change of control or other similar bonuses, compensation or amounts paid or payable by CDH in connection with the consummation of the transactions contemplated in the Merger Agreement (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar taxes imposed on such amounts) that constitute “CDH Transaction Expenses,” (j) the amount of any claim made under a self-insured medical or prescription benefit plan related to the pre-Closing period, and (k) all obligations of the type referred to in clauses (a) through (k) of this definition of any other person, the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any person will not include (a) any item that would otherwise constitute “Indebtedness” of such person that is an obligation between such person and any wholly owned subsidiary of such person or between any two or more wholly owned subsidiaries of such person, (b) any accrued paid time off or other similar obligations of such person where another person is obligated by contract to reimburse any such amounts to such person or (c) with respect to CDH, liability resulting from any change in CDH’s accounting method from cash basis to accrual basis.

“Initial Public Offering” means DTRT’s initial public offering, consummated on September 7, 2021, resulting in the sale of 23,000,000 units at $10.00 per unit, including the issuance of 3,000,000 units as a result of the underwriters’ exercise of their over-allotment option.

“Initial Stockholders” means the Sponsor and any other holder of the Founder Shares (or their permitted transferees).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of September 28, 2022, by and among DTRT, Grizzly Merger Sub, New Pubco and CDH.

“Mergers” means the First Merger and the Second Merger.

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“Month-End Working Capital” means, for any given month, (a) all current assets of CDH and its subsidiaries (excluding the Closing CDH Cash Balance, the Washington PTO Receivable and any current income Tax receivables), minus (b) current liabilities (excluding Closing CDH Indebtedness, CDH Transaction Expenses, all unpaid expenses payable to CDH’s financial advisor in connection with the Closing of the transactions contemplated by the Business Combination Agreement, the Credited Expenses and any current income Tax liabilities) of CDH and its subsidiaries, in each case, on a consolidated basis as of 11:59 p.m. Mountain Time on the last day of such month and calculated in accordance with GAAP.

“Nasdaq” means the Nasdaq Capital Market.

“New Pubco” means Grizzly New Pubco, Inc., a Delaware corporation (which, after the Closing, will be known as Consumer Direct Care Network, Inc.).

“New Pubco Board” means the board of directors of New Pubco.

“New Pubco common stock” means the shares of common stock, par value $0.0001 per share, of New Pubco, which are entitled to one (1) vote per share.

“New Pubco Management” means the management of New Pubco following the consummation of the Business Combination.

“New Pubco Public Warrants” means the 11,500,000 warrants issued to DTRT Stockholders, entitling the holder to purchase shares of New Pubco common stock.

“New Pubco Sponsor Warrants” means the 11,200,000 warrants issued to DTRT Stockholders, entitling the holder to purchase shares of New Pubco common stock.

“New Pubco Warrants” means the New Pubco Sponsor Warrants and the New Pubco Public Warrants.

“Newco” means the entity that will be formed by the CDH Shareholders prior to consummation of the Business Combination, which will be named Consumer Direct Newco, Inc., a Delaware corporation.

“Newco common stock” means the common stock, par value $0.0001 per share, of Newco.

“PIPE Financing” means, the equity financing under all subscription agreements or other commitments from third party investors to provide equity financing to New Pubco in connection with the Closing, if any.

“Potential Tax Adjustment” means the CDH Cash Consideration adjustments required to ensure that, with respect to any change in accounting method from cash basis to accrual basis, each CDH Shareholder is paid an amount in cash equal to the sum of (i) any additional tax liability incurred by such CDH Shareholder resulting from such change plus (ii) any additional tax liability incurred by such CDH Shareholder resulting from the payments described in this sentence. To the extent the amount of the Potential Tax Adjustment is not known as of the date prior to Closing, the Potential Tax Adjustment will be paid after Closing pursuant to Section 8.10 of the Merger Agreement.

“Proposed Bylaws” means the proposed amended and restated bylaws to be adopted by New Pubco pursuant to the Organizational Documents Proposal immediately prior to the Closing (and which at and after the Closing will operate as the amended and restated bylaws of New Pubco), a copy of which is attached as Annex C to this proxy statement/prospectus.

“Proposed Charter” means the proposed second amended and restated certificate of incorporation to be adopted by DTRT pursuant to the Organizational Documents Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New Pubco), a copy of which is attached as Annex B to this proxy statement/prospectus.

“Proposed Organizational Documents” means, collectively, the Proposed Charter and Proposed Bylaws.

“Public shares” means shares of DTRT Class A common stock included in the units issued in the Initial Public Offering.

“Public stockholders” means holders of public shares.

“Public Warrants” means the warrants included in the units issued in the Initial Public Offering, each of which is exercisable for one share of DTRT Class A common stock, in accordance with its terms.

“Restricted Cash” means any cash that cannot be freely used by CDH or any of its subsidiaries including as a result of applicable law, contract, order, restrictions on dividends or repatriation or otherwise; provided, however, that any cash received by CDH pursuant to the Washington Contract will not be Restricted Cash.

“Second Effective Time” means the effective time of the Second Merger.

“Second Merger” means the transaction where Newco will merge with and into New Pubco, with New Pubco surviving the merger.

“Sponsor” means DTRT Health Sponsor LLC, a Delaware limited liability company.

“Sponsor Agreement” means the Sponsor Agreement dated as of September 28, 2022, by and among the Sponsor, New Pubco, DTRT and CDH.

“Sponsor Warrants” means the 11,200,000 warrants issued to our Sponsor concurrently with the Initial Public Offering, entitling the holder to purchase shares of DTRT Class A Common Stock.

“Surviving Company” means the surviving corporation resulting from the merger of Newco with and into New Pubco.

“Tax Agreement” means an agreement between the CDH Shareholders and New Pubco pursuant to which (a) the Potential Tax Adjustment will be paid in the event such amount is not paid at Closing and (b) New Pubco will pay the CDH Shareholders for (i) any Tax obligations paid by the CDH Shareholders with respect to the pre-Closing period for which CDH did not previously pay dividends between the signing of the Merger Agreement and the Effective Time, as contemplated by Section 6.01(a)(ii)(b) of the Merger Agreement, plus (ii) any additional Tax liability incurred by such CDH Shareholders resulting from the payments described in clause (i).

“Tax Indemnity Policy” means a tax insurance policy that may be issued to the CDH Shareholders on or prior to the Closing Date.

“Termination Date” means the 270th day following the date of the Merger Agreement.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the Trust Account of DTRT that holds the proceeds from DTRT’s Initial Public Offering and the concurrent private placement of the Sponsor Warrants.

“Trust Agreement” mean that certain Investment Management Trust Agreement, dated as of September 1, 2021, between DTRT and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Underwriters” means Cantor Fitzgerald & Co. and Odeon Capital Group, LLC, the underwriters for the Initial Public Offering.

“Units” means the units of DTRT, each consisting of one share of DTRT Class A common stock and one-half (1/2) of one Public Warrant of DTRT.

“Washington Contract” means the Consumer Directed Employer Contract effective November 18, 2019, by and between the State of Washington, acting by and through the Department of Social and Health Services and Consumer Direct Care Washington, LLC, as amended by Amendment No. 1 to Consumer Directed Employer Contract dated January 30, 2020, Amendment No. 2 to Consumer Directed Employer Contract dated March 17,

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2020, Amendment No. 3 to Consumer Directed Employer Contract dated October 21, 2020, Amendment No. 4 to Consumer Directed Employer Contract dated April 22, 2021, Amendment No. 5 to Consumer Directed Employer Contract dated September 30, 2021, Amendment No. 6 to Consumer Directed Employer Contact dated January 25, 2022, Amendment No. 7 to Consumer Directed Employer Contract dated April 1, 2022, Amendment No. 8 to Consumer Directed Employer Contract dated April 1, 2022, and Amendment No. 9 to Consumer Directed Employer Contract dated July 1, 2022.

“Washington PTO Receivable” means the amount of cash received by CDH and its subsidiaries under the Washington Contract for satisfaction of paid time off that had accrued prior to CDH and its subsidiaries’ onboarding of employees under the Washington Contract.

“Working Capital” means (a) all current assets of CDH and its subsidiaries (excluding the Closing CDH Cash Balance, the Washington PTO Receivable and any current income Tax receivables), minus (b) current liabilities (excluding Closing CDH Indebtedness, CDH Transaction Expenses, all unpaid expenses payable to CDH’s financial advisor in connection with the Closing of the transactions contemplated by the Business Combination Agreement, the Credited Expenses and any current income Tax liabilities) of CDH and its subsidiaries, in each case, on a consolidated basis as of the Second Effective Time and calculated in accordance with GAAP.

“Working Capital Adjustment” means an amount (which may be positive or negative) equal to the difference between (a) the Working Capital and (b) the Working Capital Target.

“Working Capital Loans” means any indebtedness of DTRT from its affiliates and stockholders to provide working capital to DTRT.

“Working Capital Target” means the sum of the Month-End Working Capital for each month beginning with June 2022 and ending on the last completed calendar month preceding the Effective Time divided by the number of completed months that have elapsed between (and including) June 2022 and the Effective Time.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of DTRT and CDH. These statements are based on the beliefs and assumptions of the management of DTRT and CDH. Although DTRT and CDH believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither DTRT nor CDH can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends,” or similar expressions. This proxy statement/prospectus includes forward-looking statements about DTRT and CDH prior to the Business Combination, and New Pubco following the Business Combination, including those related to:

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meeting the Closing conditions to the Business Combination, including approval by stockholders of DTRT and the receipt of Financing satisfactory to CDH, or realizing the benefits expected from the Business Combination if it is consummated;

•	avoiding the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	obtaining and maintaining the listing of New Pubco common stock on Nasdaq following the Business Combination;

•	retaining or recruiting, or making changes with respect to, officers, key employees or directors following the Business Combination;

•	employing the capital received by New Pubco through the Business Combination to develop and expand marketing and sales capabilities and to grow brand recognition and customer loyalty;

•	the capital needs of New Pubco following the Business Combination and the ability to secure such financing on reasonable terms, or at all;

•	complying with laws and regulations applicable to New Pubco’s business;

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responding to market conditions and global and economic factors beyond New Pubco’s control, including the ongoing COVID-19 pandemic, potential changes in the nature in which businesses are operated following the pandemic, the conflict in Ukraine, recessionary trends, inflation, rising interest rates and supply chain shortages;

•	managing intense competition and competitive pressures from other companies worldwide in the industries in which the Surviving Company will operate;

•	managing litigation and adequately protecting New Pubco’s intellectual property rights; and

•	managing other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of DTRT and CDH prior to the Business Combination, and New Pubco following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can DTRT or CDH assess the impact of all such risk factors on the business of DTRT and CDH prior to the Business Combination, and New Pubco following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to DTRT or CDH or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. DTRT and CDH prior to the Business Combination, and New Pubco following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. DTRT urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q: Why am I receiving this proxy statement/prospectus?

A: DTRT is proposing to consummate the Business Combination with CDH. DTRT, Grizzly Merger Sub, CDH and New Pubco have entered into the Merger Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Merger Agreement is attached hereto as Annex A. DTRT urges its stockholders to read the Merger Agreement in its entirety.

The Merger Agreement must be adopted by the DTRT Stockholders in accordance with the DGCL and DTRT’s Current Charter. DTRT is holding a Special Meeting to obtain that approval. DTRT Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and thereby approve the Business Combination.

THE VOTE OF DTRT STOCKHOLDERS IS IMPORTANT. DTRT STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q: Why is DTRT proposing the Business Combination?

A: DTRT was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of CDH and the industries in which it operates, including the financial and other information provided by CDH in the course of DTRT’s due diligence investigations, the DTRT Board believes that the Business Combination with CDH is in the best interests of DTRT and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.

Although the DTRT Board believes that the Business Combination with CDH presents a unique business combination opportunity and is in the best interests of DTRT and its stockholders, the DTRT Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — DTRT’s Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by the DTRT Board in making its decision.

Q: When and where will the Special Meeting take place?

A: The DTRT Special Meeting will be held on                 , 2022,     at a.m. New York City time, entirely virtually.

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the DTRT Board determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast. The DTRT Board believes that this is the right choice for DTRT and its stockholders at this time, as it permits stockholders to attend and participate in the Special Meeting while safeguarding the health and safety of DTRT’s stockholders, directors and management team. You will be able to attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the Special Meeting by visiting                 . To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental Stock Transfer & Trust Company (“Continental”). The meeting webcast will begin promptly at          a.m., New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the Special Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

Q: What matters will be considered at the Special Meeting?

A: The DTRT Stockholders will be asked to consider and vote on the following proposals:

•	a proposal to adopt the Merger Agreement and approve the Business Combination (the “Business Combination Proposal”);

•

a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated articles of incorporation (the “Proposed Charter”) and the proposed amended and restated bylaws of DTRT (the “Proposed Bylaws”) (such proposal, the “Organizational Documents Proposal”);

•	a proposal to approve, on a non-binding advisory basis, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Organizational Documents Proposals”);

•

to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, the              Grizzly New Pubco, Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F (the “Omnibus Incentive Plan Proposal”);

•

to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, the              Grizzly New Pubco, Inc. Employee Stock Purchase Plan (the “2022 ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G (the “ESPP Proposal”); and

•

to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q: Is my vote important?

A: Yes. The Business Combination cannot be completed unless the Merger Agreement is adopted by the vote of the DTRT Stockholders holding a majority of the shares outstanding on such proposal and the other Condition Precedent Proposals achieve the necessary vote outlined below. Only DTRT Stockholders as of the close of business on [ ], 2022, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The DTRT Board unanimously recommends that such DTRT Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of the Advisory Organizational Documents Proposals, “FOR” the approval of the Omnibus Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q: If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A: No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q: What DTRT Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A: The Business Combination Proposal. Approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of the outstanding DTRT Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The percentage of outstanding shares of DTRT Class A common stock subject to these voting agreements is 20% of the voting power of DTRT. As such, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 38% of the outstanding shares in order to approve the Business Combination.

The Organizational Documents Proposal. Approval of the Organizational Documents Proposal requires the affirmative vote of the holders of a majority of the outstanding DTRT Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

The Advisory Organizational Documents Proposals. Approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The Omnibus Incentive Plan Proposal. Approval of the Omnibus Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The ESPP Proposal. Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

Q: Did the DTRT Board obtain an opinion with regards to the Business Combination in determining whether or not to proceed with the Business Combination?

A: Yes. On September 16, 2022, DTRT retained Lincoln International LLC (“Lincoln”) to conduct an analysis of the proposed Business Combination and to provide an opinion as to whether the Merger

Consideration to be paid by DTRT in the proposed Business Combination was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders. On September 27, 2022, the DTRT Board (solely in such capacity) obtained an opinion from Lincoln to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders. See “The Business Combination Proposal — Opinion of Lincoln International LLC” and the opinion (as described below) attached to the proxy statement/prospectus as Annex H.

Q: What will CDH’s equity holders receive in connection with the Business Combination?

A: The aggregate value of the consideration paid in respect of CDH is currently estimated to be $527 million (but is subject to adjustment at Closing in accordance with the terms of the Merger Agreement and as summarized herein). CDH Shareholders will only have the right to receive consideration in the form of cash and shares of common stock of New Pubco.

At the Effective Time, each share of Newco common stock will be converted into the right to receive the applicable per share merger consideration, which will be in the form of cash and common stock of New Pubco. The consummation of the Business Combination is conditioned upon, among other things, the receipt of Financing satisfactory to CDH.

Immediately prior to the First Effective Time, every issued and outstanding DTRT unit will be automatically detached, to the extent the DTRT units have not already detached, and the holder thereof will be deemed to hold one share of New Pubco common stock and one-half of one New Pubco warrant.

Q: Will there be new financing in connection with the Business Combination?

A: In connection with the Business Combination, CDH has entered into a non-binding letter of intent with a Debt Financing Source to obtain up to $150 million in Debt Financing for the transaction. Pursuant to the letter of intent, the Debt Financing would be structured with up to $75 million in an asset-based revolving credit facility (which may, in the Debt Financing Source’s sole discretion, be upsized by $50 million), with $40 million of such amount being funded at closing of the Debt Financing, and up to $75 million, or up to 1.66x trailing twelve-months pro forma adjusted EBITDA, in a senior secured term loan facility. The proceeds of the Debt Financing will be used (a) to fund the Business Combination, (b) to fund cash to the balance sheet and refinance existing debt, (c) to fund certain tax obligations, (d) to pay fees, costs and expense associated with the Debt Financing and (e) for general working capital of CDH. The Debt Financing will, upon closing of the Debt Financing, be secured by a perfected, first-priority security interest in and lien upon all of the assets (tangible and intangible) of CDH and the proceeds thereof and a pledge of equity of CDH (subject to any applicable health care regulatory limitations).

Q: What equity stake will current DTRT Stockholders and CDH Shareholders hold in New Pubco immediately after the consummation of the Business Combination?

A: The following table illustrates varying ownership levels in New Pubco at the Closing, assuming no redemptions by DTRT’s public stockholders, 50% redemptions and the maximum redemptions by DTRT’s public stockholders that would still result in the consummation of the Business Combination.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Full Redemption
	Shares	%	Shares	%	Shares	%
Public Stockholders (1)	23,000,000	29%	11,500,000	17%	—	0%
Initial Stockholders (2)	5,750,000	7%	5,750,000	9%	5,750,000	10%
CDH Shareholders (3)	49,400,387	63%	49,400,387	74%	49,400,387	89%
Shares issued under Equity Exchange Agreement (4)	430,000	1%	430,000	1%	430,000	1%

Total Shares	78,580,387	100%	67,080,387	100%	55,580,387	100%

(1)	Amount excludes 11,500,000 shares of Class A common stock underlying the public warrants that will convert to warrants to purchase New Pubco Class A common stock.
(2)	Amount excludes 11,200,000 shares of Class A common stock underlying the Sponsor Warrants that will convert to warrants to purchase New Pubco Class A common stock.
(3)

The number of shares of New Pubco common stock issued to the CDH Shareholders is based on the CDH Stock Consideration calculation and will fluctuate based on certain balances outstanding upon the close of the Business Combination, including cash, debt and working capital amounts. This number excludes the Transaction Bonus Share Awards which will not be outstanding immediately upon close.

(4)

Reflects shares of New Pubco Common Stock issued to HCT pursuant to the Equity Exchange Agreement in exchange for the transfer of HCT’s 20% ownership in CD Washington which will occur concurrently with the consummation of the Business Combination.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Full Redemption
	Shares	%	Shares	%	Shares	%
Total shares of New Pubco common stock outstanding at Closing (1)	78,580,387	71%	67,080,387	69%	55,580,387	65%
Shares underlying public warrants	11,500,000	10%	11,500,000	12%	11,500,000	14%
Shares underlying Sponsor Warrants	11,200,000	10%	11,200,000	11%	11,200,000	13%
Shares initially reserved for issuance under Incentive Award Plan (2)	6,286,431	6%	5,366,431	6%	4,446,431	6%
Shares initially reserved for issuance under ESPP (2)	2,357,412	2%	2,012,412	2%	1,667,412	2%

Total Shares	109,924,230	100%	97,159,230	100%	84,394,230	100%

(1)

The number of shares of New Pubco Common Stock issued to the CDH Shareholders is based on the CDH Stock Consideration calculation and will fluctuate based on certain balances outstanding upon the close of the Business Combination, including cash, debt and working capital amounts. This number excludes the Transaction Bonus Share Awards which will not be outstanding immediately upon close. The Transaction Bonus Share Awards are included within the shares initially reserved for issuance under Incentive Award Plan.

(2)

The number of shares of New Pubco common stock available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2023 and ending in 2032 by amounts described in the sections entitled “Proposal No. 4 — The Incentive Award Plan Proposal” and “Proposal No. 5 — The ESPP Proposal” elsewhere in this proxy statement/prospectus.

If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.

Effect of Redemptions and Underwriting Fees on Book Value Per Share

	Historical		Assuming No Redemptions	Assuming 50% Redemptions	Assuming Full Redemption
	U.S. GAAP
(in thousands, except share and per share data)	CDH-Historical	DTRT Health Acquisition Corp.	Pro Forma Combined
As of September 30, 2022
Total stockholders’ equity (deficit)	$73,357	$(11,067)	$119,483	$1,677	$(116,129)
Total shares outstanding at Closing (1)(2)			78,580,387	67,080,387	55,580,387

Book value per share			$1.52	$0.02	$(2.09)

Underwriting Fee
Deferred underwriting fee as a percentage of aggregate proceeds from the IPO, net of redemptions			3.4%	6.9%	—	% (1)

(1)

Amount excludes 11,500,000 and 11,200,000 shares of Class A common stock underlying the public warrants and Sponsor Warrants, respectively, that will convert to warrants to purchase New Pubco Class A common stock.

(2)

The number of shares of New Pubco common stock issued to the CDH Shareholders is based on the CDH Stock Consideration calculation and will fluctuate based on certain balances outstanding upon the close of the Business Combination, including cash, debt and working capital amounts. This number excludes the Transaction Bonus Share Awards which will not be outstanding immediately upon close.

(3)

Because the deferred underwriting fee is not subject to adjustment based on redemptions by DTRT’s public stockholders, the effective underwriting fee will not vary based on the amount of redemptions in connection with the merger. In a no redemption scenario, the effective underwriting fee would be approximately 3.5%, based on approximately $235.6 million in the Trust Account as of September 30, 2022. In a maximum redemption scenario, the entire amount of the approximately $8.1 million deferred underwriting fees would be payable to the underwriters of the Initial Public Offering, notwithstanding that all shares of Class A Common Stock held by public stockholders will have been redeemed and the balance of the Trust Account after redemptions will have been reduced to approximately $0.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A: A total of approximately $234.6 million, after deducting approximately $4.6 million of underwriters’ discounts and commissions and an aggregate of approximately $625,000 of fees and expenses in connection with the closing of the Initial Public Offering, was placed in a Trust Account maintained by Continental, acting as Trustee. As of September 30, 2022, there were investments and cash held in the Trust Account of $235,611,623.86. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by December 7, 2022 or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to the Current Charter (an “Extension Period”), although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.

Q: What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A: DTRT Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, the receipt of Financing satisfactory to CDH. In addition, with fewer public shares and public stockholders, the trading market for New Pubco common stock may be less liquid than the market for DTRT Class A common stock was prior to consummation of the Business Combination and New Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the capital infusion from the Trust Account into CDH’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which DTRT’s public stockholders exercise the maximum allowed redemption rights.

Q: How will the Proposed Charter differ from the Current Charter?

A: We are asking DTRT Stockholders to consider and vote to approve, on a non-binding advisory basis, certain material differences between the Current Charter and the Proposed Charter that will be effective immediately prior to the consummation of the Business Combination. The Proposed Charter provides for, among other things: (i) the change of New Pubco’s name to “Consumer Direct Care Network, Inc.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $ 0.0001 per share, from 401,000,000 shares to [    ] shares, consisting of [    ] shares of common stock, par value $ 0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share; and (iii) the exclusion of certain provisions specific to DTRT’s status as a blank check company. In addition, the Proposed Charter will provide for the elimination of personal liabilities of officers, except to the extent limitation of liability is not permitted under Delaware law. Pursuant to Delaware law and the Current Charter, DTRT is required to submit the Organizational Documents Proposal to DTRT’s stockholders for approval. For additional information, see the section entitled “The Organizational Documents Proposal.”

Q: What material negative factors did the DTRT Board consider in connection with the Business Combination?

A: Although the DTRT Board believes that the acquisition of CDH will provide DTRT’s stockholders with an opportunity to participate in a combined company with significant growth potential in the personal care industry, the DTRT Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that DTRT Stockholders would not approve the Business Combination and the risk that significant numbers of DTRT Stockholders would exercise their redemption rights. In addition, during the course of DTRT management’s evaluation of CDH’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both DTRT management and the DTRT Board considered were (i) potential inability to complete the merger, (ii) potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected time frame, (iii) that the directors and officers of DTRT have potential conflicts of interest in completing an initial business combination since they will lose their entire investment in DTRT if a business combination is not completed by December 7, 2022 or during any Extension Period, and (iv) the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — DTRT’s Board of Directors’ Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risk Factors Relating to DTRT and the Business Combination.”

Q: Do I have redemption rights?

A: If you are a public stockholder, you have the right to request that DTRT redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Initial Stockholders entered into a Voting Letter Agreement (as defined below), pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination.

Q: How do I exercise my redemption rights?

A: If you are a public stockholder and wish to exercise your right to redeem your public shares, you must: (i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to         p.m., New York City time, on             , 2022, (a) submit a written request to Continental that DTRT redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through the DTC.

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 6, 2022, this would have amounted to approximately $10.28 per public share. Assuming a maximum redemption scenario in which 23,000,000 public shares are redeemed, such redeeming public stockholders will retain an aggregate of 11,500,000 detachable redeemable warrants, which have an aggregate value of $2.53 million based on the closing price of our detachable redeemable warrants on Nasdaq of $0.22 on December 2, 2022. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is             , 2022 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that DTRT instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by DTRT’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental by         p.m., New York City time, on             , 2022.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any DTRT warrants that you may hold.

Q: If I am a holder of units, can I exercise redemption rights with respect to my units?

A: No. Holders of outstanding units must elect to separate the units into the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and Public Warrants, or if you hold units registered in your own name, you must contact Continental, DTRT’s Transfer Agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, DTRT’s Transfer Agent, by         p.m., New York City time, on             , 2022, you will not be able to exercise your redemption rights with respect to your public shares.

Q: What are the U.S. federal income tax consequences of exercising my redemption rights?

A: We expect that a U.S. holder (as defined below) that exercises its redemption rights to receive cash from the Trust Account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. holder owns or is deemed to own (including through the ownership of New Pubco Warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q: What are the U.S. federal income tax consequences of the Mergers?

A: In the opinion of Winston & Strawn LLP, tax counsel to DTRT, the First Merger will qualify as tax-free reorganizations under the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the holders of DTRT Shares will not recognize any gain or loss under the U.S. federal income tax laws as a result of the consummation of the Mergers, and neither will DTRT nor New Pubco. Each DTRT Stockholder will have the same basis in New Pubco common stock received as a result of the Mergers as that holder has in DTRT Shares held at the time the Mergers are consummated. Each holder’s holding period in New Pubco common stock received as a result of the Mergers will include the period during which such holder held DTRT Shares at the time the Mergers are consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the Mergers. For a more complete discussion of the U.S. federal income tax considerations relating to the Mergers, see “Material U.S. Federal Income Tax Considerations.”

Q: How does the DTRT Board recommend that I vote?

A: The DTRT Board recommends that the DTRT Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of the Advisory Organizational Documents Proposals, “FOR” the approval of the Omnibus Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the DTRT Board recommends that DTRT Stockholders vote, see the section entitled “The Business Combination Proposal — DTRT Board’s Reasons for the Approval of the Business Combination” beginning on page 117.

Q: How do our Sponsor and the other Initial Stockholders intend to vote their shares?

A: In connection with the Initial Public Offering, the Sponsor, DTRT Health Sponsor LLC, a Delaware limited liability company, entered into a Voting Letter Agreement (as defined below) to vote their shares in favor of the Business Combination and the other Condition Precedent Proposals, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. In addition, certain other beneficial owners of DTRT Class A common stock have entered into voting agreements with DTRT, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). If all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 38% of the remaining shares to approve the Business Combination.

Q: Who is entitled to vote at the Special Meeting?

A: The DTRT Board has fixed             , 2022 as the record date for the Special Meeting. All holders of record of DTRT Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” on page 12 for instructions on how to vote your DTRT Shares without attending the Special Meeting.

Q: How many votes do I have?

A: Each DTRT Stockholder of record is entitled to one vote for each DTRT Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were [28,750,000] outstanding DTRT Shares.

Q: What constitutes a quorum for the Special Meeting?

A: A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding DTRT Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Q: What is CDH?

A: We believe CDH is a leader in the self-directed personal care industry. CDH provides in-home, personal care services through trained and screened staff (“care providers” or “providers”) to the elderly and other individuals with chronic conditions or disabilities. The care providers primarily help individuals with activities of daily living, such as housekeeping, cooking, shopping, bathing, dressing and grooming. These services allow our customers to remain safe, healthy and independent in their own homes and communities.

CDH uses a self-directed model, meaning that it allows individuals to select the care provider best suited for their individual needs and to customize the services that they receive, rather than being forced into a prescribed structure. In many situations, each client, or their authorized representative, has autonomy to select, train, schedule and dismiss their in-home caregiver. CDH supports individuals who want more choice and control over the services they receive. CDH believes this leads to significantly better client satisfaction and outcomes.

At the initiation of certain services, CDH reviews an assessment of a client’s individual needs, assists in determining if they qualify for financial assistance or payment of its services through government programs (e.g., Medicaid, Veteran’s benefits, etc.), and reviews an overall care plan to help the client meet their personal care needs. In some instances, this plan may include the provision of nursing, mental health counseling or other community support services from the appropriate third parties. CDH’s comprehensive approach unifies elements of individual and community health and support tailored to its client’s needs.

By providing services in the home to elderly individuals and others who require long-term care and support with the activities of daily living, we believe that CDH lowers health care costs by delaying, reducing or eliminating the need for care in more expensive settings. In addition, we believe CDH’s personal care providers are able to observe changes in a client’s health or well-being, and CDH’s business model is designed to facilitate needed family, medical or mental health intervention, before the client severely digresses and needs more aggressive or costly treatment or services.

CDH was founded in 1990 in Missoula, Montana, and now serves individuals across the United States, including in Alaska, Arizona, Colorado, Florida, Idaho, Minnesota, Montana, Nevada, New Mexico, Texas, Virginia, Wisconsin, Washington, and Washington D.C. CDH’s services are principally provided under agreements with federal, state and local government agencies, managed care organizations (“MCOs”), commercial insurers and private individuals.

Q: What will happen to my DTRT Shares as a result of the Business Combination?

A: If the Business Combination is completed, each share of Class A common stock and Class B common stock of DTRT will be converted into one share of common stock of New Pubco. See the section entitled “The Business Combination Proposal — Consideration to CDH Shareholders” beginning on page 101.

Q: Where will the New Pubco common stock be publicly traded?

A: Assuming the Business Combination is completed, the shares of New Pubco common stock (including the New Pubco common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “CDCN” and the New Pubco Public Warrants will be listed and traded on Nasdaq under the ticker symbol “CDCNW”.

Q: What happens if the Business Combination is not completed?

A: If the Merger Agreement is not adopted by DTRT Stockholders or if DTRT is not able to amend the Current Charter and Trust Agreement to extend the date by which it must complete its initial business combination past December 7, 2022 and the Merger Agreement is subsequently terminated (including because the Business Combination is not completed by December 7, 2022), then we will seek to consummate an alternative initial business combination prior to December 7, 2022 or during any Extension Period. If we do not consummate an initial business combination by December 7, 2022 or during any Extension Period, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.20 per share and our warrants will expire worthless.

Q: How can I attend and vote my shares at the Special Meeting?

A: DTRT Shares held directly in your name as the stockholder of record of such DTRT Shares as of the close of business on             , 2022, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit [ ], and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q: How can I vote my shares without attending the Special Meeting?

A: If you are a stockholder of record of DTRT Shares as of the close of business on             , 2022, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q: What is a proxy?

A: A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of DTRT Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of DTRT’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Mark Heaney and Don Klink.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your DTRT Shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For DTRT Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your DTRT Shares are voted.

Shares in “street name.” For DTRT Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q: If a DTRT Stockholder gives a proxy, how will the DTRT Shares covered by the proxy be voted?

A: If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your DTRT Shares in the way that you indicate when providing your proxy in respect of the DTRT Shares you hold. When completing the proxy card, you may specify whether your DTRT Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q: How will my DTRT Shares be voted if I return a blank proxy?

A: If you sign, date and return your proxy and do not indicate how you want your DTRT Shares to be voted, then your DTRT Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of the Advisory Organizational Documents Proposals, “FOR” the approval of the Omnibus Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q: Can I change my vote after I have submitted my proxy?

A: Yes. If you are a stockholder of record of DTRT Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	give written notice of your revocation to DTRT’s Corporate Secretary, which notice must be received by DTRT’s Corporate Secretary prior to the vote at the Special Meeting; or

•

vote electronically at the Special Meeting by visiting [ ] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q: Where can I find the voting results of the Special Meeting?

A: The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, DTRT will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q: Are DTRT Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A: No. DTRT Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of DTRT’s Class A Common Stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of DTRT’s Class A common stock, which will become an equal number of shares of New Pubco common stock after giving effect to the Business Combination). Holders of DTRT’s Class A common stock may vote against the Business Combination Proposal or redeem their DTRT Shares if they are not in favor of the adoption of the Merger Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of DTRT’s Class B Common Stock because they have agreed to vote in favor of the Business Combination.

Q: Are there any risks that I should consider as a DTRT Stockholder in deciding how to vote or whether to exercise my redemption rights?

A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 44. You also should read and carefully consider the risk factors of DTRT and CDH contained in the documents that are incorporated by reference herein.

Q: What happens if I sell my DTRT Shares before the Special Meeting?

A: The record date for DTRT Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your DTRT Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your DTRT Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Pubco shares to the person to whom you transfer your shares.

Q: When is the Business Combination expected to be completed?

A: Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Merger Agreement — Conditions to Closing,” including the adoption of the Merger Agreement by the DTRT Stockholders at the Special Meeting, the Business Combination is expected to close shortly after the Special Meeting. However, it is possible that factors outside the control of both DTRT and CDH could result in the Business Combination being completed at a later time, or not being completed at all.

Q: Who will solicit and pay the cost of soliciting proxies?

A: DTRT has engaged a professional proxy solicitation firm, [    ], to assist in soliciting proxies for the Special Meeting. DTRT has agreed to pay [    ] a fee of $[    ]. DTRT will reimburse [    ] for reasonable out-of-pocket expenses and will indemnify [    ] and its affiliates against certain claims, liabilities, losses, damages and expenses. DTRT will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. DTRT’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q: What are the conditions to completion of the Business Combination?

A: The Closing is subject to certain conditions, including, among other things, (i) approval by CDH Shareholders of the Merger Agreement and the Business Combination, (ii) approval by DTRT’s stockholders of the proposals being presented at the Special Meeting, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act (iv) the absence of a material adverse regulatory event by a governmental entity that enjoins, prohibits or makes illegal the consummation of the Business Combination, (v) the receipt of Financing satisfactory to CDH and (vi) the approval of listing of the shares of New Pubco common stock on one of the Nasdaq market tiers. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. See the section entitled “The Business Combination Proposal.”

Q: What should I do now?

A: You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your DTRT Shares will be voted in accordance with your instructions.

Q: What should I do if I receive more than one set of voting materials?

A: Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your DTRT Shares.

Q: Whom do I call if I have questions about the Special Meeting or the Business Combination?

A: If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

[    ]

You also may obtain additional information about DTRT from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, DTRT’s Transfer Agent, at the address below prior to p.m., New York City time, on , 2022. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail:[    ]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.

Information About the Parties to the Business Combination

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(312) 316-5473

DTRT Health Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses (a “De-SPAC Transaction”). DTRT’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares and amounts borrowed under a promissory note from the Sponsor dated May 11, 2021. DTRT borrowed $300,000 under the promissory note since its execution on May 11, 2021, and fully repaid this amount on September 7, 2021. Subsequent to the consummation of the Initial Public Offering, DTRT’s liquidity needs were satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors, may, but are not obligated to, loan DTRT funds as may be required. On October 25, 2022, DTRT issued an unsecured convertible promissory note in the aggregate principal amount of $90,000 (the “Convertible Note”) to the Sponsor. Pursuant to the Convertible Note, DTRT agreed to repay the outstanding principal amount of the Convertible Note on the earlier of (i) May 31, 2023 and (ii) the effective date of a Business Combination. If DTRT is unable to complete a business combination by December 7, 2022 or during any Extension Period, then DTRT will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about DTRT’s ability to continue as a going concern.

DTRT’s units, Class A common stock and Public Warrants are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “DTRTU,” “DTRT” and “DTRTW,” respectively.

Consumer Direct Holdings, Inc.

100 Consumer Direct Way

Missoula, MT 59808

(406) 532-1900

Consumer Direct Holdings, Inc., a Montana corporation, is the existing operating company that will become a wholly owned subsidiary of Consumer Direct Care Network, Inc. CDH is a leading national provider of self-directed home care solutions, primarily focused on non-medical personal care for long-term aging and disability clients. CDH is focused on providing clients with self-direction and autonomy for in-home personal care services and provides services and support that help families and people of all ages, including children, older adults and people with disabilities, remain safe, healthy and independent in their own home.

The original operations of CDH were established in 1990 in Missoula, Montana, and CDH now serves individuals across the United States, including in Alaska, Arizona, Colorado, Florida, Idaho, Minnesota, Montana, Nevada, New Mexico, Texas, Virginia, Wisconsin, Washington, and Washington D.C. As of September 30, 2022, CDH served approximately 70,000 people receiving care in their homes.

In-home services are principally provided pursuant to agreements with state Medicaid agencies, federal Veterans Administration providers, local government agencies, Managed Care Organizations (“MCO”), commercial insurers, and private individuals. The agreements pursuant to which CDH provides most of its services tend to be large, long-term agreements that are subject to competitive bidding. There are a limited number of such large contracts for which CDH may compete and they turn over infrequently. CDH is substantially dependent on a small number of contracts with several state agencies, with a revenue concentration of 86.0% among its top four payors as of September 30, 2022, of which 63.5% of revenue was generated by CDH’s Washington Contract. Further, such large contracts require continuous delivery of high-quality performance of services and CDH’s continued employment of talented care providers who plan, implement and deliver services. Any issues incurred by CDH in providing such services could affect its business.

Consumer Direct Newco, Inc.

Consumer Direct Newco, Inc. will be a Delaware corporation formed for the purpose of effecting the Business Combination / a merger with Grizzly New Pubco, Inc.

Grizzly New Pubco, Inc.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(312) 316-5473

Grizzly New Pubco, Inc. is a Delaware corporation and a wholly owned subsidiary of DTRT Health Acquisition Corp., which was formed for the purpose of effecting a merger with Consumer Direct Newco, Inc. Grizzly New Pubco, Inc. owns no material assets and does not operate any business.

Grizzly Merger Sub, Inc.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(312) 316-5473

Grizzly Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of Grizzly New Pubco, Inc., which was formed for the purpose of effecting a merger with DTRT Health Acquisition Corp. Grizzly Merger Sub, Inc. owns no material assets and does not operate any business.

The Business Combination and the Merger Agreement

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

If the Merger Agreement is adopted by DTRT’s stockholders and the transactions under the Merger Agreement are consummated, the CDH Shareholders will form Newco and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into DTRT, DTRT Stockholders will receive shares of New Pubco common stock in exchange for their DTRT Shares, New Pubco Sponsor Warrants in exchange for their Sponsor Warrants, and New Pubco Warrants in exchange for their Public Warrants, and DTRT will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco. Following such merger, Newco will merge with and into New Pubco, with New Pubco surviving the merger and the CDH Shareholders receiving cash and shares.

Structure of the Business Combination

Pursuant to the Merger Agreement, the CDH Shareholders will form Newco and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock.

Grizzly Merger Sub will merge with and into DTRT, DTRT Stockholders will receive shares of New Pubco common stock in exchange for their DTRT Shares, New Pubco Sponsor Warrants in exchange for their Sponsor Warrants, and New Pubco Warrants in exchange for their Public Warrants, and DTRT will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco. Following such merger, Newco will merge with and into New Pubco, with New Pubco surviving the merger and the CDH Shareholders receiving cash and shares. In addition, immediately prior to the consummation of the Business Combination, New Pubco will amend and restate its charter to be the Proposed Charter, as described in the section of this proxy statement/prospectus titled “Description of New Pubco Securities.”

The following diagrams illustrate in simplified terms the current structure of DTRT and CDH and the expected structure of New Pubco (formerly DTRT) upon the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Merger Consideration

Under the Merger Agreement, DTRT has agreed to acquire all of the outstanding equity interests of CDH for an amount currently estimated to be $527 million (subject to adjustment at Closing in accordance with the terms of the Merger Agreement and as summarized herein). CDH Shareholders will receive consideration in the form of cash and shares of common stock of New Pubco.

In connection with the First Merger and without any further action on the part of any party, each share of Class A common stock and Class B common stock of DTRT will be converted into one share of common stock of New Pubco, and each Sponsor Warrant and Public Warrant will be converted into one New Pubco Sponsor Warrant and one New Pubco Public Warrant, respectively, each exercisable for one share of New Pubco common stock. In addition, every issued and outstanding DTRT unit will be automatically detached, to the extent the DTRT units have not already detached, and the holder thereof will be deemed to hold one share of New Pubco common stock and one-half of one New Pubco warrant.

At the Effective Time, each share of Newco common stock will be converted into the right to receive the applicable per share merger consideration, which will be in the form of cash and common stock of New Pubco. The consummation of the Business Combination is conditioned upon, among other things, the receipt of Financing satisfactory to CDH.

Immediately following the consummation of the Business Combination, CDH’s current stockholders will have approximately 63% of the voting interest under the no redemption scenario and approximately 89% under the maximum redemption scenario.

Ancillary Agreements Related to the Business Combination

Sponsor Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into an agreement (the “Sponsor Agreement”) with DTRT, New Pubco and CDH, pursuant to which the Sponsor agreed, among other things, to vote all shares of DTRT common stock beneficially owned by them to advance the Business Combination at the Special Meeting. The Sponsor Agreement provides that the Sponsor will not redeem any shares of DTRT common stock.

Registration Rights Agreement

At the Closing, New Pubco, DTRT, the Sponsor, the Initial Stockholders and certain CDH Shareholders will enter into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, New Pubco will be obligated to file a registration statement to register the resale of certain securities of the New Pubco held by such holders. In addition, such holders may make a written demand to New Pubco for an underwritten offering at any time after the three hundred seventy-fifth (375th) day following the consummation of the Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the registrable securities and New Pubco has obtained the prior written consent of the Sponsor). The Registration Rights Agreement will also provide such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Amended and Restated Employment Agreements

In connection with the execution of the Merger Agreement, Montana Health Solutions, Inc. (d/b/a Consumer Direct Management Solutions) entered into an Amended and Restated Employment Agreement (the “Amended and Restated Employment Agreements”) with each of Ben Bledsoe, Beth Peterson, Jeff Harriott, Jack Nichols, Daryl Holzer, Jim McInnis and Mickey Ogg (collectively, the “Executives”). The Amended and Restated Employment Agreements establish the following key terms of the Executives’ employment: (i) position and duties, (ii) term of employment, (iii) compensation, (iv) termination rights and restrictions, (v) confidential information, (vi) non-competition, (vii) non-solicitation, (viii) non-disparagement and (ix) work product. For additional information regarding the Executives’ Amended and Restated Employment Agreement, see “— CDH’s Executive and Director Compensation — Employment Arrangements with NEOs.”

Stockholders Agreements

In connection with the execution of the Merger Agreement, New Pubco entered into Stockholders Agreements (each, a “Stockholders Agreement”) with each of the CDH Shareholders. Pursuant to the Stockholders Agreements, CDH Shareholders agreed, among other things, to: (i) keep the confidential information of CDH confidential; (ii) not compete with CDH for five (5) years following the Closing in the states in which CDH is operating, or is demonstrably considering operating in, as of the Closing; (iii) not solicit employees, customers or suppliers of CDH for five (5) years following the Closing; and (iv) not disparage CDH, any subsidiaries of CDH, DTRT or New Pubco. In addition, each CDH Party made certain representations and warranties to New Pubco, including, among other representations and warranties, with respect to ownership of the shares of CDH common stock, absence of liens on the shares of CDH common stock, voting power over the shares of CDH common stock, and ability to enter into the Stockholders Agreements.

In addition, as of and contingent upon the Closing, each CDH Shareholder will release and discharge CDH, New Pubco and DTRT and their respective subsidiaries from any claims solely to the extent arising from or related to such CDH Shareholder’s ownership of the shares of CDH common stock prior to Closing, subject to certain limitations of the release included in the Stockholders Agreements.

Equity Exchange Agreement

In connection with the execution of the Merger Agreement, New Pubco entered into an Equity Exchange Agreement (the “Equity Exchange Agreement”) with CDH and Home Care Workers Purpose Trust, a Delaware Noncharitable Purpose Trust (“HCT”). HCT owns a twenty percent (20%) limited liability company interest in Consumer Direct Care Washington, LLC, a Washington limited liability company (“CD Washington”) and CDH owns an eighty percent (80%) limited liability company interest in CD Washington. Pursuant to the Equity Exchange Agreement, HCT will transfer its interest in CD Washington to New Pubco, which New Pubco will contribute to CDH, with CDH becoming the sole member of CD Washington effective as of Closing.

In exchange for HCT’s transfer of its interest in CD Washington to New Pubco, New Pubco will issue to HCT 430,000 shares of New Pubco common stock and has entered into a Management Services Agreement pursuant to which HCT will, following the Closing, continue to provide management services to CD Washington in exchange for a monthly management fee equal to $0.50 multiplied by the number of active CD Washington employees employed as an individual provider. Each of (i) a business plan for CD Washington for the five-year period beginning on December 31, 2022 (the “Five-Year Business Plan”), (ii) an annual budget for items with respect to the workforce development item(s) of the Business Purposes (as defined in the Management Services Agreement) for each fiscal year of CD Washington, by January 31 of the fiscal year to which such budget relates (the “Workforce Development Budget”) and (iii) an annual operating budget for each fiscal year of CD Washington, by January 31 of the fiscal year to which the annual operating budget relates (the “Operating Budget”), will be subject to approval by the CD Washington board of managers with the written consent of a majority of the HCT managers then on the CD Washington Board of managers before becoming effective.

Pursuant to the Equity Exchange Agreement, New Pubco agreed to file with the SEC, within thirty (30) days after Closing, a registration statement on Form S-1 registering the resale of the shares of New Pubco common stock issued to HCT pursuant to the Equity Exchange Agreement. In addition, HCT released New Pubco, CDH and CD Washington from any claims that HCT has against New Pubco, CDH or CD Washington under the operating agreement of CD Washington or otherwise to the extent that such claims arise under CD Washington’s operating agreement or that arise from or relate to HCT’s ownership of equity in CD Washington prior to the closing of the transactions under the Equity Exchange Agreement, subject to certain limitations of the release included in the Equity Exchange Agreement.

Lockup Agreement

In connection with the execution of the Merger Agreement, the CDH Shareholders, the Sponsor and DTRT have entered into a lockup agreement (the “Lockup Agreement”). Pursuant to the Lockup Agreement, none of the Sponsor nor any of the CDH Shareholders may, with limited exceptions, transfer New Pubco common stock until the earliest of (i) 365 days after (and excluding) the Closing Date, (ii) the date on which the last reported sale price of New Pubco common stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 151 days after the Closing Date (provided that any sales prior to the date that is 365 days after (and excluding) the Closing Date may only be to purchasers who do not constitute affiliates of New Pubco), and (iii) subsequent to the Closing Date, the date on which New Pubco completes a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting stock of New Pubco. Additionally, pursuant to the Lockup Agreement, each of the Sponsor and the CDH Shareholders may not, with limited exceptions, transfer New Pubco Warrants from the Closing Date until the end of the 30th day after the Closing. Following the Closing, approximately 71% of shares of New Pubco common stock (assuming no redemptions) will be subject to lockup restrictions, including 5,750,000 shares of New Pubco common stock subject to lockup restrictions in accordance with the terms of the Lockup Agreement, which contains the same substantive restrictions as those set forth in the Voting Agreement.

Special Meeting of DTRT Stockholders and the Proposals

The Special Meeting will convene on             , 2022 at         a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of DTRT Stockholders entitled to vote at the Special Meeting by visiting             and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

Approval of the Condition Precedent Proposals is a condition to the obligation of DTRT to complete the Business Combination.

Only holders of record of issued and outstanding DTRT Shares as of the close of business on             , 2022, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of DTRT Shares that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding DTRT Shares as of the record date are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of the outstanding DTRT Shares entitled to vote thereon, voting as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding DTRT Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Omnibus Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of the DTRT Board

The DTRT Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the DTRT Stockholders and recommends that the DTRT Stockholders adopt the Merger Agreement and approve the Business Combination. The DTRT Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The DTRT Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Organizational Documents Proposals, “FOR” the approval of the Omnibus Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

For more information about the DTRT Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and DTRT Board Recommendation” beginning on page 100 and “The Business Combination Proposal — DTRT Board’s Reasons for the Approval of the Business Combination” beginning on page 117.

DTRT’s Board of Directors’ Reasons for Approval of the Business Combination

After careful consideration of the terms and conditions of the Merger Agreement, the Board has determined that the Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, DTRT and its stockholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Board reviewed various industry and financial data and the evaluation of materials provided by CDH. The DTRT Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. The methods of review by the DTRT Board include, but were not limited to, the following:

•	research on comparable public companies;

•	research on comparable transactions within the personal care sector;

•	CDH’s financial statements; and

•	financial projections provided by CDH’s management team.

In the course of its deliberations, the DTRT Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the below:

•	potential inability to complete the merger;

•	potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected time frame;

•	public stockholders could vote against the deal or exercise their redemption rights;

•	DTRT’s management and directors may have different interests in the Business Combination than the public stockholders; and

•	the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing.

For a more complete description of the DTRT Board’s reasons for the approval of the Business Combination, including other factors and risks considered, see the section of this proxy statement/prospectus entitled “DTRT’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Opinion of Lincoln International LLC

On September 27, 2022, Lincoln International LLC (“Lincoln”) rendered its oral opinion to the DTRT Board (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the CDH Cash Consideration and the CDH Stock Consideration (together, the “Merger Consideration”) to be paid by DTRT in the Second Merger pursuant to the Merger Agreement was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders (defined for purposes of Lincoln’s opinion as holders of DTRT common stock other than (i) the Sponsor, (ii) holders of DTRT common stock who elect to redeem their shares prior to or in connection with the Mergers, and (iii) officers, directors or affiliates of DTRT or the Sponsor).

Lincoln’s opinion was directed to the DTRT Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement, and did not address any other terms, aspects or implications of the Mergers, or any agreements, arrangements or understandings entered into in connection with the Mergers. The summary of Lincoln’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex H to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the DTRT Board, DTRT or any security holder as to how to act or vote on any matter relating to the Mergers or otherwise.

For a description of the opinion that the DTRT Board received from Lincoln, see “The Business Combination Proposal—Opinion of Lincoln International LLC” beginning on page 121 of this proxy statement/prospectus.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act.

Conditions to the Completion of the Business Combination

The Business Combination is subject to customary Closing conditions, including, but not limited to, (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (ii) all required approvals and consents will have been obtained, made or given and will be in full force and effect, (iii) no governmental order prohibits the Closing, (iv) the required approval of stockholders of DTRT will have been obtained for the Business Combination, (v) the required approval of CDH Shareholders will have been obtained for the Business Combination, (vi) the receipt of Financing satisfactory to CDH and (vii) the New Pubco common stock to be issued in connection with the Business Combination will have been approved for listing on one of the Nasdaq market tiers. The obligations of CDH to complete the Business Combination are further conditioned on, in addition to the above-identified conditions, (i) the representations and warranties of DTRT, Grizzly Merger Sub and New Pubco contained in the Merger Agreement will be true and correct and

(ii) the covenants and agreements of DTRT, Grizzly Merger Sub and New Pubco will have been performed. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written consent of DTRT and CDH;

•

by DTRT or CDH if the Second Effective Time has not occurred by the Termination Date (provided that this termination right will not be available to any party whose breach of the Merger Agreement primarily causes or results in the failure of the Business Combination to be consummated by such time);

•

by DTRT or CDH if certain specified contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements of CDH or its subsidiaries are not in full force and effect or if any counterparty provided notice to CDH or any of its subsidiaries that such party intends to terminate or materially amend or modify such contract of the Merger Agreement is not satisfied or capable of being satisfied;

•

by DTRT or CDH if there will be in effect any (1) law in any jurisdiction of competent authority or (2) governmental order issued, promulgated, made, rendered or entered into which has become final and nonappealable and permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Business Combination; or

•

by written notice from either CDH or DTRT to the other if the required approval of DTRT Stockholders is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Termination Rights of CDH

In addition to the above-identified mutual termination rights, the Merger Agreement may be terminated and the transactions contemplated thereby abandoned by CDH under certain circumstances, including:

•	prior to the Closing, upon five business days’ written notice to DTRT that a CDH Board Recommendation Withdrawal has occurred; or

•

prior to the Closing, by written notice to DTRT from CDH if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of DTRT, Grizzly Merger Sub and New Pubco set forth in the Merger Agreement, such that the conditions described in the bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of CDH” set forth below would not be satisfied at the Closing (a “terminating DTRT breach”), except that, if any such terminating DTRT breach is curable by DTRT, then, for a period of up to 30 days (or any shorter period of the time that remains between the date CDH provides written notice of such violation or breach and the Termination Date) after receipt by DTRT of notice from CDH of such breach (the “DTRT cure period”), such termination will not be effective, and such termination will become effective only if the terminating DTRT breach is not cured within the DTRT cure period; provided that the right to terminate the Merger Agreement under this paragraph will not be available if CDH’s material breach of any representations, warranties, covenants or other agreements contained in the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date.

Termination Rights of DTRT

In addition to the above-identified mutual termination rights, the Merger Agreement may be terminated and the transactions contemplated thereby abandoned by DTRT prior to the Closing, by written notice to CDH from DTRT if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of CDH set forth in the Merger Agreement, such that the conditions described in the bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of DTRT, Grizzly Merger Sub and New Pubco” set forth below would not be satisfied at the Closing (a “terminating CDH breach”), except that, if such terminating CDH breach is curable by CDH, then, for a period of up to 30 days (or any shorter period of the time that remains between the date DTRT provides written notice of such violation or breach and the Termination Date) after receipt by CDH of notice from DTRT of such breach (the “CDH cure period”), such termination will not be effective, and such termination will become effective only if the terminating CDH breach is not cured within the CDH cure period; provided that the right to terminate the Merger Agreement under this paragraph will not be available if DTRT’s material breach of any representations, warranties, covenants or other agreements contained in the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date.

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that DTRT redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

•

(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

•

prior to     p.m., New York City time, on                 , 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that DTRT redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, DTRT’s Transfer Agent, DTRT will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to DTRT to pay its taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of our warrants will not have redemption rights with respect to the warrants.

No Delaware Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to DTRT Stockholders or warrant holders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. DTRT has engaged [    ] to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later- dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of DTRT’s Directors and Officers in the Business Combination

DTRT’s Current Charter provides that DTRT renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of DTRT and such opportunity is one that DTRT is legally and contractually permitted to undertake and would otherwise be reasonable for DTRT to pursue, and to the extent the director or officer is permitted to refer that opportunity to DTRT without violating another legal obligation. We believe there were no such corporate opportunities that were not presented as a result of these provisions in our Current Charter. Accordingly, this provision in the Current Charter did not impact our search for a business combination target.

When you consider the recommendation of the DTRT Board in favor of approval of the Business Combination Proposal, you should keep in mind that DTRT’s Initial Stockholders have interests in such proposal that are different from, or in addition to those of DTRT Stockholders and warrant holders generally. You should be aware that the interests set forth in more detail below present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders — as such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. These interests include, among other things, the interests listed below:

•

If we are unable to complete our initial business combination by December 7, 2022 or during any Extension Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the DTRT Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by December 7, 2022 or during any Extension Period. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. In addition, given the difference in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Sponsor Warrants, even if the trading price of the New Pubco common stock after the Closing is as low as $2.01 per share.

•

DTRT currently plans to hold a special meeting in December 2022 seeking stockholders’ approval to amend its Current Charter (the “Charter Amendment Proposal”) to extend the date by which DTRT has to consummate a business combination from December 7, 2022 (the date that is 15 months from the closing of DTRT’s Initial Public Offering) to March 7, 2023 (the date that is 18 months from the closing date of DTRT’s Initial Public Offering).

•

Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 11,200,000 Sponsor Warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing 30 days following the Closing for one share of DTRT Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by December 7, 2022 or during any Extension Period, then the proceeds from the sale of the Sponsor Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $2.46 million based upon the closing price of $0.22 per warrant on Nasdaq on December 2, 2022.

•

Mr. Heaney, DTRT’s CEO and Executive Chairman, has an indirect economic interest in the Founder Shares and DTRT Sponsor Warrants purchased by the Sponsor as a result of his position as the manager of the Sponsor.

•

Our Sponsor, officers and directors will lose their entire investment in us of $11,315,000, comprised of the following, if we do not complete a business combination by December 7, 2022 or during any Extension Period:

•	$25,000 purchase price for 5,750,000 Founder Shares;

•	$11,200,000 purchase price for the Sponsor Warrants; and

•

Repayment of an interest-free loan of $90,000 by the Sponsor, because the loan will become repayable only after the Closing of the Business Combination, or the date on which DTRT determines that it is unable to effect a business combination.

•

Certain of our officers and directors may continue to serve as officers and directors of New Pubco after the Closing. As such, in the future they will determine the compensation paid to New Pubco’s directors and officers.

•

Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if DTRT fails to complete a business combination by December 7, 2022 or during any Extension Period.

•

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•

Following the Closing, our Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to DTRT and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has loaned DTRT $90,000 for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•

Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DTRT from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

The Sponsor has invested in DTRT an aggregate of $11,315,000, comprised of the $25,000 purchase price for 5,750,000 Founder Shares, the $11,200,000 purchase price for the Sponsor Warrants and a $90,000 loan to DTRT. Ms. Martin, Ms. Mehta and Ms. Christopher, DTRT’s independent directors, each have an indirect economic interest in 50,000 Founder Shares purchased by the Sponsor as a result of their service on the Board. In addition, the three independent directors indirectly purchased, through their investment in the Sponsor, 83,333, 16,667 and 66,667 Founder Shares, respectively. The existence of financial and personal interests of the DTRT directors and officers described above may result in a conflict of interest on the part of one or more of them between what he or she may believe is best for DTRT and what he or she may believe is best for him or her in determining whether or not to grant a waiver in a specific situation. In particular, the existence of the interests described above may incentivize DTRT’s officers and directors to complete an initial business combination, even if on terms less favorable to DTRT Stockholders compared to liquidating DTRT, because, among other things, if DTRT is liquidated without completing an initial business combination, the Founder Shares (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $             million based on the closing price of the DTRT Class A common stock of $             on Nasdaq on             , 2022) and the Sponsor Warrants (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $             million based on the closing price of the DTRT public warrants of $             on Nasdaq on             , 2022) would be worthless. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of DTRT’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Stock Exchange Listing

DTRT’s units, Class A common stock and Public Warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “DTRTU”, “DTRT” and “DTRTW”, respectively. DTRT filed a listing application for New Pubco common stock and public warrants with Nasdaq, and it believes that New Pubco will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination. If the application is approved, upon consummation of the Business Combination, it is expected that the New Pubco common stock and public warrants will trade on Nasdaq under the symbols “CDCN” and “CDCNW”, respectively. DTRT will not have units traded following the Closing of the Business Combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent DTRT’s good faith estimate of such amounts.

(in thousands)	Assuming No Redemptions	Assuming Full Redemption
Sources
Proceeds from Trust Account	$235,612	$235,612
Rollover equity	503,884	503,884
Term loan	75,000	75,000
Revolving line of credit	40,000	40,000
Cash from CDH balance sheet (1)	—	77,282

Total Sources	$854,496	$931,778

Uses
Redemptions to Public Stockholders	—	235,612
Rollover equity	503,884	503,884
Cash consideration to CDH Shareholders (2)	118,350	118,350
Cash to balance sheet	158,330	—
Refinancing of legacy debt (3)	8,882	8,882
Management bonus payments	9,000	9,000
Estimated fees and expenses	56,050	56,050

Total Uses	$854,496	$931,778

(1)

In a full redemption scenario, there will not be sufficient cash available from the potential Debt Financing and a portion of the CDH Cash Consideration will be sourced from the closing date consolidated balance sheet or an alternative source of financing.

(2)

Pursuant to the Merger Agreement, the cash consideration to the CDH Shareholders will be $118 million, less $18 million of fees to be paid out of such amount to the financial advisor to CDH and the CDH Shareholders representing the CDH Shareholders’ portion of such obligation.

(3)

Reflects the repayment of all outstanding debt on the CDH balance sheet as of September 30, 2022 which will be replaced with the Debt Financing per the terms of the term sheet with the Debt Financing Source.

Accounting Treatment

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, DTRT is treated as the acquired company and CDH is treated as the accounting acquirer for financial statement reporting purposes. CDH has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances that are expected to be in place following the consummation of the Business Combination: (i) CDH’s existing shareholders will have the greater voting interest in New Pubco under both the No Redemptions and Full Redemption Scenarios as of immediately following the consummation of the Business Combination; (ii) by virtue of such estimated voting interest upon the consummation of the Business Combination, CDH’s existing shareholders will have the ability to control decisions regarding the election and removal of directors and officers of New Pubco following the consummation of the Business Combination; (iii) CDH’s senior management will be the senior management of New Pubco; and (iv) the majority of the members of the New Pubco Board will be appointed by CDH.

Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of CDH, with the Business Combination being treated as the equivalent of CDH issuing stock for the net assets of DTRT, accompanied by a recapitalization.

Summary of Risk Factors

In evaluating the proposals to be presented at the Special Meeting, a DTRT Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related CDH’s business and industry are summarized below. References in the summary below to “we,” “us,” “our” and “the Company” generally refer to CDH in the present tense or New Pubco from and after the Business Combination.

Risks Relating to DTRT and the Business Combination

•

Directors and officers of DTRT have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

•

Our stockholders will experience immediate dilution as a consequence of the issuance of New Pubco common stock as consideration in the Business Combination and may experience significant additional dilution following the Business Combination.

•	New Pubco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•

The ability of DTRT Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

•

Unless an extension of the completion window is sought, if DTRT is unable to complete the Business Combination or another initial business combination by December 7, 2022 or during any Extension Period, DTRT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the DTRT Board, dissolving and liquidating.

•

Some provisions of the Proposed Charter and Delaware law may have anti-takeover effects that could discourage an acquisition of New Pubco by others, even if an acquisition would be beneficial to New Pubco’s stockholders, and may prevent attempts by New Pubco’s stockholders to replace or remove New Pubco’s current management.

•	The concentration of ownership of New Pubco common stock by the three CDH Shareholders after the Business Combination will limit your ability to influence corporate matters.

•

The CDH Board could withdraw its recommendation to the CDH Shareholders to adopt the Merger Agreement at any time prior to the Closing if the CDH Board determines such withdrawal is in the best interest of the CDH Shareholders.

•	DTRT’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about DTRT’s ability to continue as a “going concern.”

Risks Relating to CDH’s Business and Operations and to New Pubco’s Business and Operations Following the Business Combination

•	We may be more vulnerable to the effects of a public health emergency than other businesses due to the nature of our consumers and the physical proximity required by our operations.

•

Our industry is highly competitive, fragmented and market-specific and we may be unable to compete effectively against our current and future competitors, which could have a material adverse effect on our results of operations, financial condition, business, and prospects.

•	If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be adversely affected.

•	Our business may be harmed by labor relations matters.

•	Our revenues are concentrated in a small number of states which makes us particularly sensitive to regulatory and economic changes in those states.

•

Our payor contracts, including those with organizations that represent a significant portion of our business, are subject to renegotiation or termination which could result in a decrease in our revenue and profits.

•

There is an inherent risk of liability in the provision of healthcare services; damage to our reputation or our failure to adequately insure against losses, including from substantial claims and litigation, could have an adverse impact on our business, results of operations, financial condition and prospects.

•	Any economic downturn, deepening of an economic downturn, continued deficit spending by the federal government or state budget pressures may result in a reduction in payments and covered services.

Risks Related to New Pubco’s Capital Requirements and Capital Structure

•	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Risks Related to Tax Matters

•	We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in the event of a liquidation or in connection with redemptions of our stock after December 31, 2022.

•	If the First Merger does not qualify as tax-free reorganization under the Code, DTRT Stockholders may incur a substantially greater U.S. income tax liability as a result of the First Merger.

Risks Related to Laws and Regulations

•

If we fail to comply with governmental regulations, we could face penalties, liabilities, or reputational harm and our business, financial condition, and results of operations may be adversely affected.

•	The personal care services industry may be perceived by consumers or regulators as being subject to a higher risk of fraud than care that is provided in traditional care settings.

•

If any of our personal care agencies fail to comply with the conditions of participation in the Medicaid program, that agency could be terminated from Medicaid, which could adversely affect financial results.

•

Our use, disclosure, and other processing of PII and PHI is subject to HIPAA and other federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

•	Evolving government regulations may require increased costs or adversely affect our business, financial condition, and results of operations.

•

Reductions in reimbursement and other changes to Medicaid, and other federal, state and local medical and social programs could adversely affect our consumer caseload, units of service, revenues, gross profit and profitability.

•	The implementation of alternative payment models and the transition of Medicaid beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

•	The industry trend toward value-based purchasing may negatively impact our revenues.

Risks Related to Technology and Data Privacy

•

Security breaches, cyberattacks, malware, viruses, corruptants, loss of data, system malfunctions and other disruptions could compromise the information technology systems used by and on behalf of us, as well as confidential or proprietary information related to our business, employees, partners, or customers, or prevent us from accessing information that is important to our business, any of which could expose us to liability and adversely affect our business and our reputation.

Risks Related to Intellectual Property

•

Intellectual property disputes, including allegations that we or our licensors infringe, misappropriate or otherwise violate any third party intellectual property rights, or third parties infringing, misappropriating, violating or challenging our or our licensors’ intellectual property rights, could result in costly litigation, limit our ability to offer our services and adversely affect our business.

Risks Related to Future Growth

•	Our growth strategy depends on our ability to manage growing and effectively integrating operations and we may not be successful in managing this growth.

•	We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth.

•

The estimates of market opportunity and forecasts of market growth included herein may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Risks Related to CDH Becoming a Public Company

•	We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

•

Consumer Direct Holdings, Inc. has identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

•

We may in the future identify a material weakness in our internal control over financial reporting, and any such material weakness could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

General Risk Factors Relating to New Pubco

•

We will need to improve our financial and operational systems in order to manage our growth effectively and support our increasingly complex business arrangements, and an inability to do so could harm our business and results of operations.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Pubco’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of DTRT’s Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common equity that is held by non-affiliates exceeds $250.0 million as of the prior June 30, or (2) our annual revenues exceeded $100.0 million during such completed fiscal year and the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the prior June 30.

Material U.S. Tax Consequences of the Mergers and Exercise of Redemption Rights

In the opinion of Winston & Strawn LLP, tax counsel to DTRT, the First Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the holders of DTRT Shares will not recognize any gain or loss under the U.S. federal income tax laws as a result of the consummation of the Mergers, and neither will DTRT nor New Pubco. Each DTRT Stockholder will have the same basis in New Pubco common stock received as a result of the Mergers as that holder has in DTRT Shares held at the time the Mergers are consummated. Each holder’s holding period in New Pubco common stock received as a result of the Mergers will include the period during which such holder held DTRT Shares at the time the Mergers are consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the Mergers. For a more complete discussion of the U.S. federal income tax considerations relating to the Mergers, see “Material U.S. Federal Income Tax Considerations.”

SUMMARY HISTORICAL FINANCIAL INFORMATION OF DTRT

DTRT is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

DTRT’s statement of operations data for the period from April 19, 2021 (inception) through December 31, 2021 and balance sheet data as of December 31, 2021 are derived from DTRT’s audited financial statements included elsewhere in this proxy statement/prospectus. DTRT’s statement of operations data for the period from April 19, 2021 (inception) through September 30, 2021 and statement of operations data and balance sheet data as of and for the nine months ended September 30, 2022 are derived from DTRT’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information should be read in conjunction with DTRT’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DTRT” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of DTRT.

	For the Nine Months Ended September 30, 2022	For the Period from April 19, 2021 (inception) through September 30, 2021	For The Period From April 19, 2021 (inception) through December 31, 2021
General and administrative expenses	$662,643	$37,962	$350,164
General and administrative expenses – Related Party	15,003	—	6,668
Franchise tax expenses	147,945	88,817	138,680

Loss from operations	(825,591)	(126,779)	(495,512)
Other income (expenses)
Change in fair value of derivative warrant liabilities	$2,352,000	$(336,000)	$9,632,000
Interest income earned on Trust Account	1,220,785	4,576	16,804
Interest income – checking	198	23	58
Loss upon issuance of Sponsor Warrants	—	(4,256,000)	(4,256,000)
Offering costs associated with derivative warrant liabilities	—	(40,524)	(40,524)

Income (loss) before income taxes	2,747,213	(4,754,704)	5,352,338

Income tax expense	(256,369)	—	—

Net income (loss)	$2,490,844	$(4,754,704)	$4,856,826

Weighted average shares outstanding of Class A common stock, basic and diluted	23,000,000	3,887,324	10,381,323

Basic net income (loss) per share, Class A common stock	$0.09	$(0.53)	$0.32
Diluted net income (loss) per share, Class A common stock	$0.09	$(0.53)	$0.31

Weighted average shares outstanding of Class B common stock, basic	5,750,000	5,126,761	4,891,051
Weighted average shares outstanding of Class B common stock, diluted	5,750,000	5,126,761	5,235,409

Basic net income (loss) per share, Class B common stock	$0.09	$(0.53)	$0.32
Basic net income (loss) per share, Class B common stock	$0.09	$(0.53)	$0.31

Balance Sheet Data	September 30, 2022	December 31, 2021
Total assets	$236,170,855	$235,820,174
Total liabilities	$12,044,085	$14,184,248
Class A common stock subject to possible redemptions	$234,600,000	$234,600,000
Total stockholders’ deficit	$(11,067,290)	$(12,964,074)

SUMMARY HISTORICAL FINANCIAL INFORMATION OF CDH

CDH is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The following tables present the summary historical and unaudited consolidated financial and other data for CDH and its subsidiaries. This information was derived from the unaudited interim financial statements of CDH for the nine months ended September 30, 2022 and 2021, and the audited financial statements of CDH for the years ended December 31, 2021 and 2020. The summary financial and other data presented below are not necessarily indicative of our future performance as a public company. The information set forth below should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CDH” and CDH’s historical consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2022	2021	2021	2020
	(Unaudited)	(Unaudited)
($ in thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net service revenue	$1,133,123	$67,891	$94,181	$93,131
Cost of services	979,117	24,985	35,935	38,160

Gross profit	154,006	42,906	58,246	54,971

Operating expenses
Selling, general, and administrative	101,428	40,532	57,240	50,188
Depreciation and amortization	4,506	1,762	2,756	2,593

Income (loss) from operations	48,072	612	(1,750)	2,190

Interest expense, net	(2,499)	(2,468)	(3,152)	(1,945)
Other income, net	10,102	241	6,395	10,644

Net income (loss)	55,675	(1,615)	1,493	10,889

Net income (loss) attributable to non-controlling interests	9,468	(851)	(1,271)	(164)

Net income (loss) attributable to CDH	$46,207	$(764)	$2,764	$11,053

Earnings (loss) per share	$15,402.33	$(254.67)	$921.33	$3,684.33
Weighted average shares outstanding – basic and diluted	3,000	3,000	3,000	3,000

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2022	2021	2021	2020
	(Unaudited)
($ in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$114,222	$10,403	$455	$(960)
Net cash used in investing activities	$(3,500)	$(7,098)	$(6,861)	$(4,382)
Net cash (used in) provided by financing activities	$(45,241)	$1,673	$13,294	$39,759

	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
	(Unaudited)
($ in thousands)
Consolidated Balance Sheet Data:
Total assets	$323,237	$139,589	$114,534
Total liabilities	$249,880	$121,867	$97,029
Shareholders’ equity	$73,357	$17,722	$17,505

Key Performance Indicators and Non-GAAP Metrics:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
($ in thousands)	2022	2021	2021	2020
Adjusted EBITDA (1)	$55,402	$3,317	$2,807	$5,363
Billed units (2)	189,303,297	60,097,042	80,887,515	75,776,627

(1)

We use Adjusted EBITDA as a supplemental measure of performance which is derived from our consolidated financial information but which is not presented in our consolidated financial statements prepared in accordance with GAAP. We have included Adjusted EBITDA in this proxy statement/prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

The Company defines Adjusted EBITDA as net income (loss) adjusted for: (i) interest expense, net; (ii) income tax expense; (iii) depreciation and amortization expense; (iv) amortization of capitalized cloud computing implementation costs; (v) amortization of contract fulfillment costs; (vi) PPP loan forgiveness; (vii) Provider relief funds; and (viii) ARPA funds with discretionary spending.

We use this non-GAAP financial measure to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period. Moreover, we believe Adjusted EBITDA provides useful supplemental information to investors and others in understanding and evaluating our results of operations, and provides a useful measure for period-to-period comparisons of our business performance. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. In calculating this financial measure, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating this financial measure, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. There are limitations to the use of Adjusted EBITDA presented in this proxy statement/prospectus. For example, Adjusted EBITDA as used herein may not be comparable to Adjusted EBITDA of other companies. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently than we do, limiting the usefulness of such measure for comparative purposes. We compensate for these limitations by relying primarily on our GAAP results and using this non-GAAP measure only supplementally.

Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA includes adjustments to exclude the impact of material infrequent items. It is reasonable to expect that these items could occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business, and may complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this transaction. Adjusted EBITDA is not meant to be considered as an indicator of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP. As such, Adjusted EBITDA should be read only in conjunction with financial information presented on a GAAP basis. A reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable GAAP financial measure, is presented below. We encourage you to review the reconciliation in conjunction with the presentation of Adjusted EBITDA for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.

The tables below provide reconciliations of Adjusted EBITDA to net income (loss) for the nine months ended September 30, 2022 and 2021, and the years ended December 31, 2021 and 2020.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2022	2021	2021	2020
($ in thousands)[1]
Reconciliation of net income (loss) to Adjusted EBITDA
Net income (loss)	$55,675	$(1,615)	$1,493	$10,889
Adjusted for:
Interest expense, net	2,499	2,468	3,152	1,945
Income tax expense	—	—	—	—
Depreciation and amortization	4,506	1,762	2,756	2,593
Amortization of capitalized cloud computing implementation costs (1)	1,603	1,105	1,586	305
Amortization of contract fulfillment costs	1,119	—	—	—
PPP loan forgiveness	(10,000)	—	—	—
Provider relief funds	—	—	(5,847)	(10,369)
ARPA funds with discretionary spending	—	(324)	(333)	—

Adjusted EBITDA	$55,402	$3,396	$2,807	$5,363

(1)

Represents non-cash amortization of capitalized costs related to the one-time transformation of our internal-use enterprise resource planning technological infrastructure. Ongoing post-implementation costs of operating in the cloud such as post-implementation training and maintenance costs are not adjusted for in the calculation of Adjusted EBITDA.

(2)	Any unit of service that has been billed in accordance with client and provider service agreements.

For definitions and further information about how we calculate these key performance indicators, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CDH”.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma combined financial information (the “summary pro forma data”) presents the combination of the financial information of DTRT and CDH, adjusted to give effect to the consummation of the Business Combination. Under both the no redemptions and the full redemption scenario, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, DTRT will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CDH issuing stock for the net assets of DTRT, accompanied by a recapitalization. The net assets of DTRT will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2022 gives effect to the Business Combination as if it had occurred on September 30, 2022. The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2021 and for the nine months ended September 30, 2022 give effect to the Business Combination as if it had occurred on January 1, 2021.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of DTRT appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma condensed combined financial statements are based upon, and should be read in conjunction with, the historical financial statements and related notes of DTRT and CDH for the applicable periods included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what DTRT’s and CDH’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of New Pubco.

The summary unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•	No Redemptions: This scenario assumes no shares of DTRT Class A common stock subject to possible redemption are redeemed.

•

Full Redemption: This scenario assumes a full redemption scenario, in which 23,000,000 shares of DTRT Class A common stock subject to possible redemption are redeemed for an aggregate payment of approximately $235.6 million (based on the estimated per share redemption price of approximately $10.24 per share). In a full redemption scenario, the CDH Cash Consideration will be sourced from the Debt Financing, CDH’s cash balance, or an alternative source of financing.

(in thousands, except share and per share amounts)	Assuming No Redemptions	Assuming Full Redemption
Summary Unaudited Pro Forma Combined Statement of Operations Data – Nine Months Ended September 30, 2022
Operating income	$46,241	$46,241
Net income	$44,570	$44,570
Earnings per share (basic and diluted) attributable to New Pubco common stockholders	$0.57	$0.80
Weighted average New Pubco common stock outstanding	78,580,387	55,580,387
Pro forma Adjusted EBITDA (1)	$54,176	$54,176

(in thousands, except share and per share amounts)	Assuming No Redemptions	Assuming Full Redemption
Summary Unaudited Pro Forma Combined Statement of Operations Data – Year Ended December 31, 2021
Operating loss	$(68,587)	$(68,587)
Net loss	$(69,402)	$(69,402)
Loss per share (basic and diluted) attributable to New Pubco common stockholders	$(0.88)	$(1.25)
Weighted average New Pubco common stock outstanding	78,580,387	55,580,387
Pro forma Adjusted EBITDA (1)	$1,955	$1,955
Summary Unaudited Pro Forma Combined Balance Sheet Data – as of September 30, 2022
Total assets	$457,084	$221,472
Debt obligation	$112,750	$112,750
Total liabilities	$337,601	$337,601
Total stockholders’ (deficit)	$119,483	$(116,129)

(1)

Pro forma Adjusted EBITDA represents pro forma net income (loss) adjusted for depreciation and amortization, interest expense, net, income tax expense, amortization of capitalized cloud computing implementation costs, amortization of contract fulfillment costs, Paycheck Protection Program loan forgiveness, provider relief funds, ARPA funds with discretionary spending, stock-based compensation expense, transaction bonus expense, transaction expenses, loss on extinguishment of debt, change in fair value of warrants, loss upon issuance of Sponsor Warrants and offering costs associated with derivative warrant liabilities.

The following table sets forth Pro Forma Adjusted EBITDA reconciled to pro forma net income (loss) for the nine months ended September 30, 2022 and the year ended December 31, 2021, on a pro forma condensed combined basis, and after giving effect to the Transactions.

	No Redemptions and Full Redemption Scenario
	Pro Forma
($ in thousands)	Nine Months Ended September 30, 2022 (1)	Year Ended December 31, 2021 (1)
Pro forma net income (loss) (2)	$44,570	$(69,402)
Adjusted for:
Depreciation and amortization	4,506	2,756
Interest expense, net	9,015	12,050
Income tax expense	5,715	500
Amortization of capitalized cloud computing implementation costs (3)	1,603	1,586
Amortization of contract fulfillment costs	1,119	—
Paycheck Protection Program loan forgiveness	(10,000)	—
Provider relief funds	—	(5,847)
ARPA funds with discretionary spending	—	(333)
Stock-based compensation expense	—	35,770
Transaction bonus expense	—	9,050
Transaction expenses	—	20,000
Loss on extinguishment of debt	—	1,160
Change in fair value of warrants	(2,352)	(9,632)
Loss upon issuance of Sponsor Warrants	—	4,256
Offering costs associated with derivative warrant liabilities	—	41

Pro forma Adjusted EBITDA	$54,176	$1,955

(1)

Amounts for the year ended December 31, 2021 combine the historical (1) audited financial statements of CDH as of and for the year ended December 31, 2021, and (2) audited financial statements of DTRT as of December 31, 2021 and for the period from April 19, 2021 (inception) through December 31, 2021. Amounts for the nine months ended September 30, 2022 combine the (1) historical unaudited consolidated financial statements of CDH as of and for the nine months ended September 30, 2022, and (2) unaudited consolidated financial statements of DTRT as of and for the nine months ended September 30, 2022.

(2)

Pro forma net income (loss) includes the historical results of CDH and DTRT, and related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(3)

Represents non-cash amortization of capitalized costs related to the one-time transformation of our internal-use enterprise resource planning technological infrastructure. Ongoing post-implementation costs of operating in the cloud such as post-implementation training and maintenance costs are not adjusted for in the calculation of Adjusted EBITDA.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

DTRT

Market Price and Ticker Symbol

DTRT’s units, Class A common stock and Public Warrants are currently listed on Nasdaq under the symbols “DTRTU,” “DTRT” and “DTRTW,” respectively. DTRT filed a listing application for New Pubco common stock and public warrants with Nasdaq, and it believes that New Pubco will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination. If the application is approved, upon consummation of the Business Combination, it is expected that the New Pubco common stock and public warrants will trade on Nasdaq under the symbols “CDCN” and “CDCNW”, respectively.

The closing price of DTRT’s units, Class A common stock and Public Warrants on September 27, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $10.14, $10.14 and $0.0169, respectively. As of                 , 2022, the record date for the Special Meeting, the closing price for each unit, Class A common stock and Public Warrant was $                , $                and $                , respectively.

Holders

There is one holder of record of our units, one holder of record of DTRT Class A common stock, one holder of record of DTRT Class B common stock and two holders of record of our Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, DTRT Class A common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

DTRT has not paid any cash dividends on DTRT common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Pubco’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Pubco’s Board at such time. The New Pubco Board does not currently anticipate that cash dividends will be paid following the Business Combination.

CDH

There is no public market for shares of CDH’s securities. For information regarding CDH’s liquidity and capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CDH — Liquidity and Capital Resources.”

Assuming the Business Combination is completed, the shares of New Pubco common stock (including the New Pubco common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “CDCN” and the New Pubco Public Warrants will be listed and traded on Nasdaq under the ticker symbol “CDCNW”.

RISK FACTORS

Risks Relating to DTRT and the Business Combination

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of DTRT prior to the consummation of the Business Combination and to the business of New Pubco and its subsidiaries following the consummation of the Business Combination. We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.

Directors and officers of DTRT have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

When considering the DTRT Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination, DTRT Stockholders should be aware that directors and officers of DTRT have interests in the Business Combination that may be different from, or in addition to, the interests of DTRT Stockholders. These interests include:

•

If we are unable to complete our initial business combination by December 7, 2022 or during any Extension Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the DTRT Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by December 7, 2022 or during any Extension Period. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. In addition, given the difference in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Sponsor Warrants, even if the trading price of the New Pubco common stock after the Closing is as low as $2.01 per share.

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DTRT currently plans to hold a special meeting in December 2022 seeking stockholders’ approval to amend its Current Charter (the “Charter Amendment Proposal”) to extend the date by which DTRT has to consummate a business combination from December 7, 2022 (the date that is 15 months from the closing of DTRT’s Initial Public Offering) to March 7, 2023 (the date that is 18 months from the closing date of DTRT’s Initial Public Offering).

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Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 11,200,000 Sponsor Warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing 30 days following the Closing for one share of DTRT Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by December 7, 2022 or during any Extension Period, then the proceeds from the sale of the

Sponsor Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $2.46 million based upon the closing price of $0.22 per warrant on Nasdaq on December 2, 2022.

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Mr. Heaney, DTRT’s CEO and Executive Chairman, has an indirect economic interest in the Founder Shares and DTRT Sponsor Warrants purchased by the Sponsor as a result of his position as the manager of the Sponsor.

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Our independent directors, Ms. Martin, Ms. Mehta and Ms. Christopher, each have an indirect economic interest in 50,000 Founder Shares purchased by the Sponsor as a result of their service on the Board. In addition, the three independent directors indirectly purchased, through their investment in the Sponsor, 83,333, 16,667 and 66,667 Founder Shares, respectively. Ms. Mehta is anticipated to be a director of New Pubco following the Business Combination.

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Our Sponsor, officers and directors will lose their entire investment in us of $11,315,000, comprised of the following, if we do not complete a business combination by December 7, 2022 or during any Extension Period:

•	$25,000 purchase price for 5,750,000 Founder Shares;

•	$11,200,000 purchase price for the Sponsor Warrants; and

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Repayment of an interest-free loan of $90,000 by the Sponsor, because the loan will become repayable only after the Closing of the Business Combination, or the date on which DTRT determines that it is unable to effect a business combination.

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Certain of our officers and directors may continue to serve as officers and directors of New Pubco after the Closing. As such, in the future they will determine the compensation paid to New Pubco’s directors and officers.

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Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if DTRT fails to complete a business combination by December 7, 2022 or during any Extension Period.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

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Following the Closing, our Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to DTRT and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has loaned DTRT $90,000 for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DTRT from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

The foregoing interests, and those set forth in more detail below, present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders — as such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. You should consider these interests when evaluating the Business Combination and the recommendation of the DTRT Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the DTRT Stockholders.

Our Public Warrants are accounted for as derivative liabilities with changes in fair value each period included in earnings, which may have an adverse effect on the market price of our DTRT Class A common stock or may make it more difficult for us to consummate an initial business combination.

We account for the Public Warrants as derivative warrant liabilities. At each reporting period (1) the accounting treatment of the Public Warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the Public Warrants and Sponsor Warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of the DTRT Class A common stock. In addition, potential targets may seek a special purpose acquisition company that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for us to consummate an initial business combination with a target business.

DTRT’s Initial Stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Our Initial Stockholders and certain of our officers and directors entered into a letter agreement to vote their shares of DTRT Class B common stock purchased prior to the Initial Public Offering in favor of the Business Combination and the other Condition Precedent Proposals, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. The Initial Stockholders own 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Initial Stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.

The Sponsor is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event a business combination is not consummated. Such liability may have influenced our decision to approve the Business Combination.

If the Business Combination or another business combination are not consummated by DTRT within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by DTRT for services rendered or contracted for or products sold to DTRT. If DTRT consummates a business combination, including the Business Combination, on the other hand, DTRT will be liable for all such claims. Neither DTRT nor the Sponsor has any reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to DTRT. Please see the section entitled “Business of DTRT — Liquidation if No Business Combination” for further information.

These obligations of the Sponsor may have influenced our decision to approve the Business Combination and to continue to pursue such Business Combination. Mr. Heaney, DTRT’s CEO and Executive Chairman, has an indirect economic interest in the Founder Shares and Sponsor Warrants purchased by the Sponsor as a result of his position as the manager of the Sponsor. In considering the recommendations of the DTRT Board to vote for the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, the DTRT Stockholders should consider these interests.

Warrants will become exercisable for New Pubco common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Following the Business Combination, there will be 11,500,000 outstanding New Pubco Public Warrants to purchase 11,500,000 shares of New Pubco common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing 30 days following the Closing. In addition, there will be 11,200,000 Sponsor Warrants outstanding exercisable for 11,200,000 shares of New Pubco common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New Pubco common stock will be issued, which will result in dilution to the holders of New Pubco common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Pubco common stock, the impact of which is increased as the value of our stock price increases.

We may amend the terms of the Public Warrants in a manner that may be adverse to holders of such warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of the Public Warrants could be increased, the Public Warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of New Pubco common stock purchasable upon exercise of a Public Warrant could be decreased, all without any particular Public Warrantholder’s approval.

Our Public Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity, mistake or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of such warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Sponsor Warrants or any provision of the warrant agreement with respect to the Sponsor Warrants, 50% of the number of the then outstanding Sponsor Warrants. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of New Pubco common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

DTRT will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New Pubco common stock equals or exceeds $10.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New Pubco, New Pubco may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the Sponsor Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees, provided that, if the closing price of the New Pubco common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Pubco sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Sponsor Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

In addition, New Pubco may redeem your warrants after they become exercisable for a number of shares of New Pubco common stock determined based on the redemption date and the fair market value of New Pubco common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.

While DTRT’s stock has not exceeded the $18.00 per share threshold at which Public Warrants would become redeemable since the announcement of the Business Combination, there is no assurance that the price of New Pubco common stock will not exceed the threshold. In the event the Company determined to redeem the Public Warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Company’s posting of the redemption notice to DTC.

Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of New Pubco common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Our stockholders will experience immediate dilution as a consequence of the issuance of New Pubco common stock as consideration in the Business Combination and may experience significant additional dilution following the Business Combination.

Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination and based on the issuance of 51,559,261 shares of Newco common stock to the CDH Shareholders, immediately after the consummation of the Business Combination, DTRT’s Initial Stockholders and public stockholders will hold 28,750,000 shares of New Pubco common stock, or 35% of the outstanding common stock. Assuming that our public stockholders holding 23,000,000 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, DTRT’s Initial Stockholders will hold 5,750,000 shares of New Pubco common stock, or 10% of the outstanding common stock. To the extent that New Pubco issues additional shares of New Pubco common stock to the CDH Shareholders pursuant to the Merger Agreement, these percentages will be decreased.

There are currently outstanding an aggregate of 22,700,000 warrants to acquire DTRT Class A common stock, which consist of 11,200,000 Sponsor Warrants held by DTRT’s Initial Stockholders at the time of DTRT’s Initial Public Offering and 11,500,000 Public Warrants. Each of DTRT’s outstanding whole warrants is exercisable commencing 30 days following the Closing for one share of DTRT Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of DTRT Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 22,700,000 shares, with approximately $261.1 million paid to us to exercise the warrants.

There are also 6,459,141 in a no redemption scenario; 5,539,141 in a 50% redemption scenario and 4,619,141 in a maximum redemption scenario shares of New Pubco common stock that will be available for issuance under the Omnibus Incentive Plan, and 2,422,178 in a no redemption scenario; 2,077,178 in a 50% redemption scenario and 1,732,178 in a maximum redemption scenario shares of New Pubco common stock that will be available for issuance under the ESPP.

Subsequent to the consummation of the Business Combination, we may be required to take write downs or write offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although DTRT has conducted due diligence on CDH, DTRT cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of DTRT’s or CDH’s control will not later arise. As a result, New Pubco may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Pubco reports changes of this nature could contribute to negative market perceptions about New Pubco or its securities. In addition, charges of this nature may cause New Pubco to violate net worth or other covenants to which it may be subject. Accordingly, any DTRT Stockholder who chooses to remain a stockholder of New Pubco following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by DTRT’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of DTRT’s securities prior to the Closing may decline. The market values of DTRT’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which DTRT Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of DTRT’s Class A common stock, the market value of New Pubco common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of New Pubco’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of New Pubco and trading in the shares of DTRT’s Class A common stock has not been active. Accordingly, the valuation ascribed to New Pubco in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Pubco securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Pubco securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of New Pubco’s securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about New Pubco’s operating results;

•	success of competitors;

•	operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning New Pubco or the industry in which New Pubco operates in general;

•	operating and stock price performance of other companies that investors deem comparable to New Pubco;

•	ability to market new and enhanced products and services on a timely basis;

•	revenue concentration compared to companies that investors deem comparable to New Pubco;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation or investigations involving New Pubco;

•	changes in New Pubco’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of New Pubco common stock available for public sale;

•	any major change in the New Pubco Board or management;

•	sales of substantial amounts of New Pubco common stock by our or New Pubco’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, acts of war or terrorism and infectious diseases, such as the ongoing COVID-19 pandemic and variants thereof.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Pubco could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

New Pubco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses hypothetical situations and reflects limited statistical and financial data. Therefore, the unaudited pro forma condensed combined financial information is not necessarily indicative of what New Pubco’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

There can be no assurance that New Pubco common stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that New Pubco will be able to comply with the continued listing standards of Nasdaq.

New Pubco common stock and New Pubco Public Warrants are expected to be listed on Nasdaq following the Business Combination. New Pubco’s continued eligibility for listing may depend on the number of our shares that are redeemed in connection with the Business Combination. If, after the Business Combination, Nasdaq delists New Pubco common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

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a determination that New Pubco common stock is a “penny stock,” which will require brokers trading in New Pubco common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Pubco common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Accordingly, New Pubco’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma financial information included in this proxy statement/prospectus.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.20 per share.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the Trust Account.

Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our Transfer Agent by                 , New York City time, on                 , 2022. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The ability of DTRT Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

Although CDH has entered into a non-binding letter of intent with a Debt Financing Source to obtain $150 million in Debt Financing for the transaction, at the time we entered into the Merger Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. If a larger number of shares are submitted for redemption than we initially expected and/or CDH is unable to consummate the debt financing arrangements contemplated by the letter of intent with the Debt Financing Source and/or the cash available on the closing date consolidated balance sheet is less than anticipated, we may need to seek financing from other sources. The receipt of Financing satisfactory to CDH is a condition to CDH’s obligation to close. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

There is no assurance that there will be a definitive agreement with respect to Debt Financing on the terms described in the letter of intent, or at all. Even if we successfully obtain Debt Financing, it may contain covenants that may restrict our ability to operate our business and secure further financing.

There is no assurance that there will be a definitive agreement with respect to Debt Financing on the terms described in the letter of intent, or at all. Even if we successfully obtain Debt Financing, it may contain various affirmative and negative covenants that may, subject to certain exceptions, restrict our ability to incur debt or other financing, issue liens on our property, merge or consolidate with any other person or sell assets above a specified minimum threshold to any one person, and engage in sale-and-leaseback transactions depending on the characterization of the proceeds. Our ability to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Furthermore, obtaining the Debt Financing may result in the imposition of a lien on all or substantially all of CDH’s corporate assets, which could restrict our operating and financial flexibility.

We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in the event of a liquidation or in connection with redemptions of our stock after December 31, 2022.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (H.R. 5376) (the “IRA”), which, among other things, imposes a 1% excise tax on any domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we are a Delaware corporation and our securities are traded on Nasdaq, we will be a “covered corporation” within the meaning of the IRA. While not free from doubt, absent any applicable further guidance, the Excise Tax may apply to any redemptions of our stock after December 31, 2022, including redemptions in connection with an initial business combination, unless an exemption is available. Issuances of securities in connection with our initial business combination transaction (including any PIPE transaction at the time of our initial business combination) are expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year, but the number of securities redeemed may exceed the number of securities issued. Consequently, the Excise Tax may make a transaction with us less appealing to potential business combination targets. Further, the application of the Excise Tax in the event of a liquidation is uncertain.

DTRT’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in DTRT’s stockholders’ best interest.

In the period leading up to Closing, events may occur that, pursuant to the Merger Agreement, would require DTRT to agree to amend the Merger Agreement, to consent to certain actions taken by CDH or to waive rights that DTRT is entitled to under, or conditions of, the Merger Agreement. Such events could arise because of changes in the course of CDH’s business, a request by CDH to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on CDH’s business and would entitle DTRT to terminate the Merger Agreement. In any of such circumstances, it would be at DTRT’s discretion, acting through the DTRT Board, to grant its consent or waive those rights or conditions. The existence of the financial and personal interests of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for DTRT and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, DTRT does not believe there will be any material changes or waivers that DTRT’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. While certain changes could be made without further shareholder approval, DTRT will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

Unless an extension of the completion window is sought, if DTRT is unable to complete the Business Combination or another initial business combination by December 7, 2022 or during any Extension Period, DTRT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the DTRT Board, dissolving and liquidating. In such event, third parties may bring claims against DTRT and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20 per share.

Under the terms of DTRT’s Current Charter, DTRT must complete a business combination before the end of the completion window, or DTRT must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the DTRT Board, dissolving and liquidating. In such event, third parties may bring claims against DTRT. Although DTRT has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of DTRT’s public stockholders. If DTRT is unable to complete a business combination within the completion window, the Sponsor has agreed that it will be liable to DTRT if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes owed by DTRT as a result of assets of DTRT or interest or other income earned on the funds in the Trust Account (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company and, therefore, Sponsor may not be able to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.20 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if DTRT is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if DTRT otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, DTRT may not be able to return to its public stockholders at least $10.20 per share.

DTRT’s stockholders may be held liable for claims by third parties against DTRT to the extent of distributions received by them.

If DTRT is unable to complete the Business Combination or another business combination within the completion window, DTRT will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the DTRT Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may receive only $10.20 per share, or less than $10.20 per share, on the redemption of their shares, and our warrants will expire worthless. See “— Unless an extension of the completion window is sought, if DTRT is unable to complete the Business Combination or another initial business combination by December 7, 2022 or during any Extension Period, DTRT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the DTRT Board, dissolving and liquidating. In such event, third parties may bring claims against DTRT and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20 per share.”

DTRT cannot assure you that it will properly assess all claims that may be potentially brought against DTRT. As such, DTRT’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, DTRT cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by DTRT.

If DTRT is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by DTRT’s stockholders. Furthermore, because DTRT intends to distribute the proceeds held in the Trust Account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the DTRT Board may be viewed as having breached their fiduciary duties to DTRT’s creditors or may have acted in bad faith, and thereby exposing itself and DTRT to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. DTRT cannot assure you that claims will not be brought against it for these reasons.

DTRT and CDH have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by DTRT if the Business Combination is not completed.

DTRT and CDH expect to incur significant transaction and transition costs associated with the Business Combination and operating as a public company following the Closing. DTRT and CDH may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by New Pubco following the Closing. As disclosed in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Information, expected transaction costs in consummating the Business Combination and related transactions are approximately $59.2 million, approximately $31.1 million of which are attributable to DTRT and approximately $28.7 million of which are attributable to CDH. Even if the Business Combination is not completed, DTRT expects to incur approximately $962,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by DTRT if the Business Combination is not completed.

If DTRT’s due diligence investigation of the CDH business was inadequate, then stockholders of DTRT following the Business Combination could lose some or all of their investment.

Even though DTRT and its advisors conducted a due diligence investigation of the CDH business, DTRT cannot be sure that this diligence uncovered all material issues that may be present inside the CDH business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the CDH business and outside of its control will not later arise. If DTRT’s due diligence investigation of the CDH business was inadequate, then the performance of New Pubco following the Closing could suffer and stockholders could lose some or all of their investment.

There are risks to our public stockholders who are not affiliates of the Sponsor of becoming stockholders of New Pubco through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.

Our stockholders should be aware that there are risks associated with CDH becoming publicly traded through the Business Combination with DTRT (a special purpose acquisition company) instead of through an underwritten offering, including that investors will not receive the benefit of any independent review of CDH’s finances and operations, including its projections.

Underwritten public offerings of securities are subject to a due diligence review of the issuer by the underwriters to satisfy duties under the Securities Act, the rules of the Financial Industry Regulatory Authority,

Inc. (FINRA) and the rules of the national securities exchange on which such securities will be listed. Additionally, underwriters conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering and undertake a due diligence review process in order to establish a due diligence defense against liability for claims under the federal securities laws. Our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type typically performed by underwriters in a public securities offering. While sponsors, private investors and management in a business combination undertake financial, legal and other due diligence, it is not necessarily the same review or analysis that would be undertaken by underwriters in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus. As a result of these factors, New Pubco may be forced to later write down or write off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if DTRT’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with DTRT’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New Pubco’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about New Pubco or its securities.

There could also be more volatility in the near-term trading of New Pubco common stock following the consummation of the Business Combination as compared to an underwritten public offering of its common stock, including as a result of the lack of a lock-up agreement between any underwriter and certain investors. The sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of New Pubco common stock or lead to declines in the market price of New Pubco common stock, as compared to an underwritten public offering.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by DTRT Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Merger Agreement (as described under “The Merger Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If DTRT does not complete the Business Combination, DTRT could be subject to several risks, including:

•	the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•

negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•	the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

Some provisions of the Proposed Charter and Delaware law may have anti-takeover effects that could discourage an acquisition of New Pubco by others, even if an acquisition would be beneficial to New Pubco’s stockholders, and may prevent attempts by New Pubco’s stockholders to replace or remove New Pubco’s current management.

Provisions in the Proposed Charter, as well as provisions of the DGCL, could make it more difficult for a third party to acquire New Pubco or increase the cost of acquiring New Pubco, even if doing so would benefit New Pubco’s stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	the New Pubco Board is classified into three classes of directors with staggered three-year terms, and directors are only able to be removed from office for cause;

•	nothing in the Proposed Charter precludes future issuances without stockholder approval of the authorized but unissued shares of New Pubco common stock;

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	no provision in the Proposed Charter or the Proposed Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•

the Proposed Bylaws will provide that the affirmative vote of a majority of the of the shares voted and entitled to vote of New Pubco, voting as a single class, is required for stockholders to amend or adopt any provision of New Pubco’s bylaws;

•

the Proposed Charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of New Pubco common stock; and

•	certain litigation against New Pubco can only be brought in Delaware.

The Proposed Charter and Proposed Bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by New Pubco’s stockholders, which could limit New Pubco’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Pubco.

The Proposed Charter and Proposed Bylaws provide that, to the fullest extent permitted by law, and unless New Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court thereof will be the sole and exclusive forum for (i) any derivative action or proceeding brought on New Pubco’s behalf, (ii) any action asserting a claim of or claim based on, breach of a fiduciary duty owed by, or other wrongdoing by, any of its current or former directors, officers, employees, agents or stockholders to New Pubco or its stockholders (iii) any action asserting a claim against New Pubco or any of its current or former directors, officers, employees, agents or stockholders arising under the DGCL, the Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of New Pubco’s Proposed Charter and Proposed Bylaws or (v) any action asserting a claim related to or involving New Pubco that is governed by the internal affairs doctrine.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Unless New Pubco consents in writing to the selection of an alternative forum, the Proposed Charter and Proposed Bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provisions, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Pubco or its directors, officers, employees or agents, which may discourage such lawsuits against New Pubco and such persons and result in increased costs for a stockholder to bring a claim. There is uncertainty as to whether a court would enforce such provisions. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Proposed Charter and Proposed Bylaws to be inapplicable or unenforceable in such action. If a court were to find these provisions of the Proposed Charter and Proposed Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Pubco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Pubco’s business, financial condition or results of operations.

DTRT’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about DTRT’s ability to continue as a “going concern.”

As of September 30, 2022, we had approximately $70,000 in our operating bank account and working capital of approximately $37,000. Further, DTRT incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management’s plans to address this need for capital discussed in the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of DTRT.” DTRT cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about DTRT’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from DTRT’s inability to continue as a going concern.

The underwriters have a potential conflict of interest regarding the Business Combination.

Cantor Fitzgerald & Co. (“Cantor”) and Odeon Capital Group, LLC (“Odeon”) were underwriters in DTRT’s Initial Public Offering, and, upon consummation of the Business Combination, the underwriters of the Initial Public Offering are entitled to $8.1 million of deferred underwriting commissions. The underwriters of DTRT have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event DTRT does not complete an initial business combination within 15 months of the closing of the Initial Public Offering. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and DTRT is therefore required to be liquidated, the underwriters of the Initial Public Offering will not receive any of the deferred underwriting commission and such funds will be returned to DTRT’s public stockholders upon its liquidation.

In addition, under the terms of engagement for Cantor and Odeon, DTRT agreed to reimburse Cantor and Odeon for their reasonable out-of-pocket expenses, including the fees and disbursements of its outside attorneys, and to indemnify Cantor and Odeon and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to its engagement.

Cantor and Odeon therefore have an interest in DTRT completing a business combination that will result in the payment of the deferred underwriting commission to the underwriters of the Initial Public Offering. In considering approval of the Business Combination, DTRT Stockholders should consider the role of Cantor and Odeon in light of the deferred underwriting commission they are entitled to receive if the Business Combination is consummated within 15 months of the closing of the Initial Public Offering.

The concentration of ownership of New Pubco common stock by the three CDH Shareholders after the Business Combination will limit your ability to influence corporate matters.

Upon completion of the Business Combination, we anticipate that William Woody, Bruce Kramer and Greer Woody will collectively initially own between 63% and 89% of New Pubco common stock, depending on the level of redemptions by DTRT’s public stockholders. Consequently, they will continue to have substantial control over all matters that require approval by the New Pubco stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters of New Pubco and, as a result, actions may be taken that you may not view as beneficial.

The CDH Board could withdraw its recommendation to the CDH Shareholders to adopt the Merger Agreement at any time prior to the Closing if the CDH Board determines that such withdrawal is in the best interest of the CDH Shareholders.

CDH agreed to obtain, and has obtained, approval of the adoption of the Merger Agreement (the “CDH Approval”) by holders of a majority of the voting power of the outstanding shares of CDH common stock (the “CDH Shareholders”) via written consent. CDH agreed, through the CDH Board, to recommend to the CDH Shareholders that they adopt the Merger Agreement. Notwithstanding the fact that the CDH Approval has been obtained, the recommendation by the CDH Board to adopt the Merger Agreement may, at any time prior to the Closing, be withdrawn in the event that the CDH Board determines, in its sole discretion (and taking into account only the interests of the CDH Shareholders (taken as a whole)), that such CDH Board Recommendation Withdrawal is in the best interest of the CDH Shareholders.

Risks Relating to CDH’s Business and Operations and to New Pubco’s Business and Operations Following the Business Combination

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of CDH and its subsidiaries prior to the consummation of the Business Combination and to the business of New Pubco and its subsidiaries following the consummation of the Business Combination. The following risk factors will apply to CDH’s business and operations following the completion of the Business Combination. The risks described below are not the only risks CDH faces or that New Pubco may face. Additional risks that are presently unknown or that are currently believed not to be material may also significantly affect CDH’s or New Pubco’s business, financial condition, results of operations or reputation. In assessing these risks, you should also refer to the other information contained in this proxy statement/prospectus, including CDH’s consolidated financial statements and related notes.

The COVID-19 pandemic could negatively affect our operations, business and financial condition, and our liquidity could also be negatively impacted, particularly if the U.S. economic or public health conditions deteriorate in connection with the pandemic.

COVID-19 continues to be widespread throughout the United States and other parts of the world and continues to affect the overall economic conditions in the United States. In response to the emergence of new variants and increased cases, various governmental authorities and private businesses imposed certain measures intended to contain the spread of the virus, such as masking and vaccine mandates, and it is possible that such measures will be re-imposed in the future. At this time, it is difficult to predict the future impact of the pandemic on economic conditions in the United States and our business.

Our in-home personal care providers (“providers” or “care providers”) have experienced difficulty because of concerns about the spread of COVID-19, and we expect that these concerns will be ongoing. For example, our providers have at times had difficulty with supply chain constraints when ordering PPE and have had to implement new policies and procedures for the provision of care. As front-line providers of personal care services, our employees and care providers who contract COVID-19 may be unable to continue to perform their duties, and we could face litigation if our consumers contract COVID-19 while service providers perform their duties. Although we have not faced litigation resulting from the foregoing situation, we have experienced periods during which care providers who contracted COVID-19 were not able to continue to perform their duties. In addition, we have incurred and will continue to incur additional costs related to protecting the health and well-being, and meeting the needs, of our clients, employees, and care providers as we implement operational changes in response to the COVID-19 pandemic. Staffing shortages may impact our ability to provide services to consumers. While self-directed care tends to be less affected by staffing shortages – because many providers are identified by a client through the client’s existing community contacts and often involve a pre-existing personal relationship – staffing shortages are still a reality of our business. The self-directed model of care lessens the impact of staffing shortages, but challenges in recruiting and retaining caregiving staff still exist. Further, our financial condition has been impacted by the COVID-19 pandemic. For instance, we have experienced decreases in the number of hours of services provided (in part because of staffing shortages), which has resulted in loss of revenue; increases in the costs of providing certain equipment, including PPE; and other costs associated with remediation efforts. The ongoing impact of the COVID-19 pandemic on our business, financial condition and results of operations will depend on future developments that cannot be accurately predicted at this time, including the severity and transmission rate of prevalent strains of COVID-19, the extent and effectiveness of containment actions taken, the timing, availability and effectiveness of medical treatments, vaccines and booster shots, and the impact of any mutations of the virus.

If general economic conditions or public health conditions deteriorate, our liquidity and ability to repay our outstanding debt may be harmed. The current recessionary trends, inflation and rising interest rates may have an impact on our business. The COVID-19 pandemic has previously caused disruption in the financial markets and the businesses of financial institutions and may do so again, potentially causing a slowdown in the decision-making of these institutions. This may affect timing for obtaining any additional funding and there can be no assurance that we will be able to raise additional funds on terms acceptable to us, if at all. A portion of our revenues depends on government funding, in particular from individual states, and, depending on the severity and length of any potential economic downturn, states could face significant fiscal challenges that could force them to revise their revenue forecasts and adjust their budgets, and sales tax collections and income tax withholdings could be depressed in fiscal year 2022, and, potentially, future fiscal years. We cannot determine the impact that COVID-19 may have on states’ budgets for 2023 or beyond, or if additional federal stimulus measures will be provided. However, such impacts could have a material adverse effect on our financial condition, results of operations and cash flows.

Due to the widespread availability of vaccinations and other factors, various restrictions that previously limited non-essential employment opportunities in most states in which we operate have been lifted and we have been able to resume all of our operations. As the labor market continues to be tight and unemployment has declined in comparison to earlier levels, the competition for care providers has increased significantly, which will continue to impact our ability to attract and retain qualified providers. We compete with personal care service provider agencies, private caregivers, larger publicly held companies, privately held companies, privately held single-site agencies, hospital-based agencies, not-for-profit organizations, and community-based organizations, among other organizations, for care providers. If we are unable to retain qualified care providers to meet the needs of our client base, we may not be able to meet the demand for care, which could negatively impact our brand reputation and negatively affect our operations and financial results.

We encourage but do not mandate vaccination. A small number of our entities (i.e., those located in the District of Columbia, New Mexico and Washington State) were affected by state vaccine or testing mandates. As contractors with state government agencies, the mandates applied to some administrative staff in these locations. Each mandate has unique eligibility, exemption and expectation requirements where non-compliance could result in fines or other penalties. Of these locations, the mandates in the District of Columbia and Washington State are still in effect, whereas the New Mexico mandate was lifted in the fall of 2022. We continue to monitor these mandates to ensure our compliance.

Additionally, as we expand into new states, we may be subject to additional state vaccine mandates, and we may become subject to existing state vaccine mandates due to changes in law and regulation, or the result of an executive or agency order. Compliance with such mandates may be difficult due to differing requirements imposed by numerous authorities. Additionally, these vaccine mandates could result in the loss of personnel who are unvaccinated, which could adversely affect us.

The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic could result in an adverse effect on our business, result of operations, financial condition, liquidity, cash flows and our ability to service our indebtedness. Due to the unprecedented and constantly evolving nature of the COVID-19 pandemic, its impact or that of a similar health epidemic is highly uncertain and subject to change.

We may be more vulnerable to the effects of a public health emergency than other businesses due to the nature of our consumers and the physical proximity required by our operations.

The majority of our consumers are older or immunocompromised individuals, many of whom may be more vulnerable than the general public during a pandemic or in a public health emergency due to complex medical conditions or other socioeconomic factors. Our providers are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable consumers and the physical proximity required to perform our personal care services. Due to the physical proximity required to offer many of our personal care services, our providers could have difficulty attending to our consumers if social distancing policies or quarantines are instituted in response to a public health emergency, and we may experience difficulties hiring and retaining employees. The ability of our providers to perform their duties was significantly impacted during the COVID-19 pandemic because of social distancing and quarantine policies, among others. We may face similar restrictions on the ability of our providers to perform their duties in the event of a future public health emergency. In addition, we may impose existing internal policies in response to any such public health emergency that may also impact our providers’ ability to perform all of the services they would normally provide. If another pandemic were to occur, or the existing COVID-19 pandemic worsens, we could again suffer significant losses to our consumer population or a reduction in the availability of our providers. The extent to which a new public health emergency may impact our results of operations in the longer term is uncertain. Accordingly, certain public health emergencies could have a material adverse effect on our financial condition and results of operations.

Our industry is highly competitive, fragmented and market-specific and we may be unable to compete effectively against our current and future competitors, which could have a material adverse effect on our results of operations, financial condition, business, and prospects.

The market for our services is highly competitive, rapidly evolving, and fragmented. We compete with personal care service providers, hospice providers, home health providers, private caregivers, larger publicly held companies, privately held companies, privately held single-site agencies, hospital-based agencies, not-for-profit organizations, community-based organizations and other self-directed care programs and in many states there are limited barriers to entry for other competitors who would seek to enter those markets. Some of our competitors have longer operating histories and greater financial, technical, political and marketing resources, name recognition or a larger number of consumers and payors than we do. In addition, some of these organizations offer more services than we do in the markets in which we operate and may in the future offer, a wider range of services that are increasingly desirable to our current client base as well as potential clients, and they may also use advertising and marketing strategies that achieve broader brand recognition or acceptance. We compete based on the availability of personnel, the quality of services, the expertise of staff and, in certain instances, the price of our services. These competitive differences may limit our ability to attract and retain referrals in local markets and to increase our overall market share.

In addition, economic changes such as increases in minimum wage and changes in Department of Labor rules can also impact the ease of entry into a market. These factors may affect competition in the states in which we operate. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future partners, thereby limiting our ability to grow our strategic relationship with such parties. If we are unable to compete effectively with these or other competitors, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Our success depends, in part, on referrals from case managers, hospitals and other sources in the communities we serve and on our ability to maintain good relationships with existing referral sources. Our referral sources are not contractually obligated to refer patients to us and may refer their patients to other providers. For certain services, our growth and profitability depend, in part, on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home health by our referral sources and their patients. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could have a material adverse effect on our business, and consolidated financial condition, results of operations and cash flows.

If we are not able to maintain and enhance our reputation and brand recognition, our business, financial condition and results of operations could be adversely affected.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing customers and partners, and to our ability to attract new customers and partners. Our success in receiving referrals, obtaining new agreements and renewing our existing agreements depends upon maintaining our reputation as a quality service provider. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our business, financial condition and results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including negative publicity, changes in public perceptions of our services or government investigations of our operations could damage our reputation and hinder our ability to receive referrals, retain agreements or obtain new agreements. Increased government scrutiny may also contribute to an increase in compliance costs and could discourage consumers from using our services. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow or our current revenue may decline and we could lose our relationships with our existing customers or partners, which would harm our business, financial condition, and results of operations.

We depend on our talent to grow and operate our business, and if we are unable to attract, hire, integrate, develop, motivate and retain our personnel, including our senior management, we may not be able to grow effectively.

Our success depends in large part on our ability to attract and retain high-quality employees. Competition for qualified employees is intense in our industry, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow. To attract and retain key personnel, we use various measures, however, these measures may not be enough to attract and retain the personnel we require to operate our business effectively.

As we continue to grow, we may be unable to continue to attract or retain the personnel we need to maintain our competitive position. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources is intense. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed. Employees may be more likely to leave us if the shares of our capital stock they own or the shares of our capital stock underlying their equity incentive awards have significantly reduced in value or the vested shares of our capital stock they own or vested shares of our capital stock underlying their equity incentive awards have significantly appreciated. Certain members of our leadership may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us.

In addition, our future also depends on the continued contributions of our senior management team, each of whom would be difficult to replace. We rely on our leadership team in the areas of operations, technology, sales, and general and administrative functions. From time to time, there may be changes in our senior management team that may be disruptive to our business, particularly if we have failed to have in place and execute an effective succession plan. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business, financial condition, and results of operations could be harmed.

Our business may be harmed by labor relations matters.

We are subject to a risk of work stoppages and other labor relations matters. As of September 30, 2022, approximately 60% of our workforce was represented by labor unions. We have agreements with local union affiliates which are renegotiated from time to time. These negotiations are often initiated when we receive increases in our hourly rates from various state agencies. If state agencies decrease our hourly rates, that would have an impact on the rates paid to our workforce and could negatively impact our labor relations and labor supply, both of which could result in a disruption of our operations. Upon expiration of these collective bargaining agreements, we may not be able to negotiate labor agreements on satisfactory terms with these labor unions. A strike, work stoppage or other slowdown could result in a disruption of our operations or higher ongoing labor costs, which could adversely affect our business. Moreover, potential changes to federal labor laws and regulations, including those supported by the current presidential administration, could increase the likelihood of employee unionization activity and the ability of employees to unionize. Labor costs are the most significant component of our total expenditures and, therefore, an increase in the cost of labor could significantly harm our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture and our business may be harmed.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork, and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Moreover, our anticipated headcount growth and our status as a public company may result in a change to our corporate culture, which could harm our business.

Timing differences in reimbursement may cause liquidity problems. We depend on reimbursements by payors, which can and do change fee schedules, contract terms, reimbursement rules and standards of care, which can lead to lower reimbursement rates, a higher rate of denials and additional costs.

We receive a substantial portion of our payments for our products and services from payors, including national and regional insurers and MCOs and Medicaid. The reimbursement process can be complex and can involve lengthy delays.

Shortly after the onset of COVID-19 in March 2020, numerous state Medicaid programs began to issue temporary rate increases and similarly directed Medicaid Managed Care programs within those states to adjust rates. These temporary rate increases are paid to the Company via normal claim processing by the respective payors. Over the remainder of fiscal year 2020 and continuing into fiscal year 2021, while some states discontinued the temporary rate increases, some states issued continuations of the temporary rate increases with many state legislatures communicating support for either making such increases permanent or otherwise increasing participant directed services (“PDS”) reimbursement rates. There is no assurance that there will be additional offsetting rate increases for the Company for fiscal years beyond fiscal year 2022, and our financial performance will be adversely impacted for any periods in which an additional offsetting reimbursement rate increase is not in effect.

Payors continue their efforts to control expenditures for healthcare products and services, including proposals to revise reimbursement policies. In addition, payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable, or that additional supporting documentation is necessary, for one or more reasons, such as retroactive authorization status change. Recoupments and retroactive adjustments may change amounts realized from payors. For example, we may not immediately be made aware of certain patients who have been admitted to a hospital, moved into skilled nursing facility care or passed away and we may continue to inadvertently bill such patients, thus resulting in an increase in recoupments or adjustments from payors. Certain payors have filing deadlines and will not pay claims submitted after such deadlines.

We fund operations primarily through the collection of accounts receivable, but there is a delay between the time that we provide services and the time that we receive reimbursement or payment for these services. These delays may result from an economic downturn, causing individuals to delay or default on their contractual payment obligations for personal care services, or for services paid by third-party payors, changes by payors to data submission requirements, government payor issues, or information system problems. Further, some of the states in which we operate are operating with budget deficits for the 2022 fiscal year given the ongoing economic impact of the COVID-19 pandemic, inflation and rising interest rates, among other factors. Should there be an overall economic downturn, such as a recession, state-funded programs for which our agencies have contracts (e.g., Medicaid) may delay reimbursement, which would adversely affect our liquidity. In addition, from time to time, procedural issues require us to resubmit claims before payment is remitted, which contributes to our aged receivables. Additionally, we may experience unanticipated delays in receiving reimbursement from state programs due to changes in their policies or billing or audit procedures. Delays in receiving reimbursement or payments from Medicaid and other payors may adversely impact our working capital. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. Our working capital management procedures may not successfully negate this risk.

We are and have been subject to routine and periodic surveys, audits and investigations by various governmental agencies. These audits and investigations can result in recoupments by Medicaid and other payors of amounts previously paid to us. We are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether we will be able to comply with such laws and regulations either in the markets in which we presently conduct, or wish to commence, business.

Our revenues are concentrated in a small number of states which makes us particularly sensitive to regulatory and economic changes in those states.

In 2021, we derived approximately 16.72% of our net service revenues from services provided in Alaska, 16.26% of our net service revenues from services provided in Arizona and 13.94% of our net service revenues from services provided in Montana and, for the nine months ended September 30, 2022, we derived approximately 93.9% of our net service revenue from the contract we entered into in the State of Washington. In 2022, we began implementing the Washington Contract, and for the nine months ended September 30, 2021 and 2022, the Company’s Washington entity went from 0 participants and $0 in revenue to 44,356 participants and $1,063.4 million in revenue, respectively. We expect to derive a significant portion of our net service revenues from services provided in Washington in the future. Our revenues are particularly sensitive to regulatory and economic changes in these states. Accordingly, any change in the current demographic, economic, competitive or regulatory conditions in these states could have an adverse effect on our business, financial condition or results of operations. Changes to the Medicaid programs in these states could also have a disproportionately adverse effect on our business, financial condition, results of operations or cash flows.

We conduct our business pursuant to large, concentrated contracts in many cases, and the loss of any one of these contracts, or the failure to procure such contracts, would have a material adverse effect on our business.

We remain dependent upon the continuation of our contracts with the state agencies with which we contract. As discussed in “— Our revenues are concentrated in a small number of states which makes us particularly sensitive to regulatory and economic changes in those states,” a significant portion of our revenue is concentrated in a small number of contracts with these agencies. We expect to be particularly impacted by the Washington Contract in the future. There can be no assurance as to the actual amount of services that we will ultimately provide under our current contracts, or that we will be successful in future efforts to maintain or bring in additional contracts. Our results of operations, cash flows and financial condition would be materially adversely affected if we were unable to continue our relationship with these customers, if we were to lose any of our material current contracts, or if the amount of services we provide to them is materially reduced.

Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.

Our success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights (including intellectual property and other proprietary rights acquired through acquisitions). We rely upon a combination of trademark, copyrights, and trade secret laws, as well as license agreements, intellectual property assignment agreements, confidentiality agreements and other similar agreements, to protect our intellectual property and other proprietary rights. The foregoing provide only limited protection and any of the intellectual property rights owned by or licensed to us may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated.

There can also be no assurances that third parties will not also independently develop or offer services that are similar to, or competitive with, our services. Despite our efforts to protect our intellectual property, unauthorized parties may also attempt to disclose, copy, use, duplicate or obtain and use our intellectual property, and policing unauthorized use of our technology and intellectual property rights is difficult, costly and may not be effective. In order to adequately protect our intellectual property and other proprietary rights, we may be required to devote significant time and resources to defending against claims or protecting and enforcing our own rights. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. These actions as well as any failure to secure, maintain, protect or enforce our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition, and results of operations.

Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We may in the future encounter disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property rights, including trademarks, copyrights, patents, trade secrets or other intellectual property or proprietary rights. We may not be aware of whether our products or services do or will infringe existing or future intellectual property rights of others even if we diligently search for third-party intellectual property that our products or services may potentially infringe. Litigation may be necessary to defend against alleged infringement or determine the validity and scope of proprietary rights claimed by others. The resolution of any such disputes or litigations is difficult to predict.

An assertion of an intellectual property infringement, misappropriation or other violation claim against us, regardless of the merit of such claims, may result in adverse judgments, settlement on unfavorable terms or cause us to spend significant amounts to defend the claim, even if we ultimately prevail and we may have to pay significant monetary damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property (temporarily or permanently), cease providing certain product offerings or incur significant license, royalty or technology development expense, or suffer harm to our brand, any of which could adversely affect our business, financial condition and results of operations. Even in instances where we believe that claims and allegations of intellectual property infringement, misappropriation or other violation against us are without merit, defending against such claims could be costly, time consuming and could result in the diversion of time and attention of our management team and technical personnel. In addition, although in some cases a third party may have agreed to indemnify us for such infringement, misappropriation or other violation, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

An adverse determination in any intellectual property claim could require us to pay damages and/or stop using our technologies, trademarks, copyrighted works and other material found to be in violation of another party’s rights and could prevent us from using our technologies unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our product offerings and processes to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our product offerings in a way that would not infringe the intellectual property rights of others. In addition, such claims may result in negative publicity about us, which could harm our reputation.

We rely on a combination of non-disclosure and confidentiality agreements with our employees, contractors and consultants and other parties with whom we have relationships and who may have access to our confidential information to protect our proprietary rights. We cannot guarantee that our agreements with employees, contractors and consultants are effective to protect our confidential information or will be effective in assigning us all rights in intellectual property created by such employees, contractors and consultants. Additionally, we may be subject to claims from third parties challenging our ownership interest in or the inventorship of our intellectual property, for example, based on claims that our agreements with employees, contractors or consultants obligating such parties to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, former employer, or another person or entity.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We rely on our trademarks, service marks, Internet domain names and logos to market our brands and to build and maintain brand loyalty and recognition. We rely on trademark protections to protect our business and our service offerings. We generally seek to register and continue to register and renew, or secure by contract where appropriate, trademarks, trade names and service marks as they are developed and used, and reserve, register and renew domain names as appropriate. Our registered or unregistered trademarks, trade names or service marks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Similarly, not every variation of a domain name may be available or be registered, even if available. We may not be able to protect our rights to these trademarks, domain names and trade names, which we need to build brand name recognition by potential customers or partners in our markets of interest. While we seek to protect the trademarks we use or geographic markets, we may be unsuccessful in obtaining registrations and/or otherwise protecting these trademarks. If that were to happen, we may be prevented from using our names, brands and trademarks unless we enter into appropriate royalty, license or coexistence agreements. Over the long term, if we are unable to establish name recognition based on our trademarks, service marks, domain names and trade names, then we may not be able to compete effectively and our business could be adversely affected.

Our payor contracts, including those with organizations that represent a significant portion of our business, are subject to renegotiation or termination which could result in a decrease in our revenue and profits.

From time to time, our payor contracts are amended (sometimes through unilateral action by payors regarding payment policy), renegotiated, subjected to a bidding process with our competitors, or terminated altogether. Sometimes, in the renegotiation process, contracts in certain lines of business may not be renewed or a payor may enlarge its provider network or otherwise adversely change the way it conducts its business with us. In other cases, a payor may reduce its provider network in exchange for lower payment rates. Our revenue from a payor may also be adversely affected if the payor alters its utilization management expectations and/or administrative procedures for payments and audits, or changes its order of preference among the providers to which it refers business. Any reduction in our projected revenues as a result of these or other factors could also lead to impairment of the value of our intangible assets, which would result in a decrease in value of these assets on our balance sheet. We cannot assure you that our payor contracts will not be terminated or altered in ways that are unfavorable to us as a result of renegotiation or such administrative changes. Terminations or alterations of contracts, particularly those that are concentrated with organizations that represent a significant portion of our business, could have a material effect on our business, results of operations, financial condition and prospects. Payors may also decide to refer business to their owned provider subsidiaries. Some payors have developed or acquired, or may in the future develop or acquire, an ownership interest in our competitors or administrative intermediaries. These activities could materially reduce our revenue from these payors.

Possible changes in the mix of clients and products and services provided, as well as payor mix and payment methodologies, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our revenues are determined by a number of factors, including our mix of clients, the rates of payment among payors and the mix of services provided. A shift towards payors with lower prices, or from higher gross margin products to lower gross margin products, would reduce our gross margins. Changes in the mix of our clients and services provided, payment methodologies or the payor mix among commercial payors and Medicaid could have a material adverse effect on our business, results of operations, financial condition and prospects. If the market opportunities for our products and services and client categories are smaller or not as profitable as we have estimated, we have difficulties in expanding our services and client categories or we fail to capture cross-selling opportunities, we may not be able to continue to grow as profitably as we have expected, which may adversely affect our business, results of operations, financial condition and prospects.

Our failure to maintain controls and processes over billing and collections, estimating the collectability of our accounts receivable or the deterioration of the financial condition of our payors, could have a significant negative impact on our business, results of operations, financial condition and prospects.

The collection of accounts receivable can be one of our most significant challenges and requires constant focus, involvement by management and continuous enhancements to information systems and billing center operating procedures. Further, some of our clients and payors may experience financial difficulties, or may otherwise not pay accounts receivable when due, which could result in increased write-offs. The COVID-19 pandemic and other macroeconomic factors may exacerbate these conditions. Our payors also make errors in their reimbursements to us. The failure of our systems and billing and collection center employees to detect these errors, notify and convince the payors of their errors and obtain the corrected reimbursements could negatively impact our business, results of operations, financial condition and prospects. We have experienced such situations in the past, and although none of such foregoing instances have been material to our business or operations, we cannot say that such situations will not affect our business going forward. There can be no assurance that we will be able to maintain our current levels of collectability in future periods or accurately estimate the collectability of accounts receivable. For instance, clients may begin services under a new provider or we may see more problems with billing and collection. If we are unable to properly bill and collect our accounts receivable, our business, results of operations, financial condition and prospects will be adversely affected. From time to time, we are involved in disputes with various parties, including payors and their intermediaries regarding their performance of various contractual or regulatory obligations. These disputes may lead to legal and other proceedings and may cause us to incur costs or experience delays in collections, increases in accounts receivable or loss of revenue. In addition, in the event such disputes are not resolved in our favor and/or result in the termination of our relationships with such parties, there may be an adverse impact on our business, results of operations, financial condition and prospects. Further, while we have made significant progress in the collection of our accounts receivable in recent years, we may not be able to further improve our net leverage ratios.

We rely on, and in the future we may rely on, third-parties for certain of our software and information systems and licensed intellectual property rights.

We rely on, and in the future we may rely on, third parties for certain of our software and information systems and are a party to certain licenses that give us rights to third-party intellectual property that is necessary or useful to our business. If we are unable to obtain or maintain licenses to utilize such software and information systems, we could incur unanticipated expenses, suffer disruptions in service, experience regulatory issues and lose revenue from the operation of our business. For example, some of our software and information systems are developed by third parties. We may not be able to replace the functions provided by these third-party systems if they become obsolete, defective or incompatible with future versions of our services and solutions, or if they are not adequately maintained or updated, which could adversely affect our competitive business position and harm our business prospects. Furthermore, in the future, should we be required to obtain licenses for any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. If we are unable to obtain rights to required third-party technology or intellectual property rights or maintain the existing rights we have, we may be required to expend significant time and resources to replace such rights, which may not be feasible on a technical or commercial basis and may harm our business, results of operations, financial condition and prospects. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our solutions, result in a failure of our solutions, and injure our reputation.

We believe we have all the necessary licenses from third parties to use technology, software and intellectual property assets used in our business that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. If a licensor alleges that we have failed to comply with our obligations in any of our license agreements, the licensor may have the right to terminate the license and we may not be able to make use of the technology that was covered by the license, which may adversely impact our business.

Any failure to obtain any necessary licenses or other rights to technology or intellectual property could cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities and materially and adversely affect our business. Alternate sources for the technology, software, information systems and products currently provided by third parties to us may not be available to us in a timely manner, and may not provide us with the same functions as currently provided to us or may be more expensive than products we currently use or sell.

Our success will depend in part on the ability of our licensors to obtain, maintain and enforce the intellectual property we license from such licensors. Our licensors may determine not to pursue litigation against other companies that are infringing the licensed intellectual property, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, our competitive business position could be harmed.

We may be adversely affected by consolidation among health insurers and other industry participants.

In recent years, a number of health insurers have merged or increased efforts to consolidate with other non-governmental payors. Insurers are also increasingly pursuing alignment initiatives with healthcare providers. Consolidation within the health insurance industry may result in insurers having increased negotiating leverage and competitive advantages, such as greater access to performance and pricing data. Our ability to negotiate prices and favorable terms with health insurers in certain markets could be affected negatively as a result of this consolidation. In addition, the shift toward value-based payment models could be accelerated if larger insurers, including those engaging in consolidation activities, find these models to be financially beneficial. There can be no assurance that we will be able to negotiate favorable terms with payors and otherwise respond effectively to the impact of increased consolidation in the payor industry or vertical integration efforts.

There is an inherent risk of liability in the provision of healthcare services; damage to our reputation or our failure to adequately insure against losses, including from substantial claims and litigation, could have an adverse impact on our business, results of operations, financial condition and prospects.

There is an inherent risk of liability in the provision of healthcare services. As participants in the healthcare industry, we are and expect to be periodically subject to lawsuits, some of which may involve large claims and significant costs to defend, such as mass tort or other class actions. In that case, the coverage under our insurance programs may not be adequate to protect us. Our insurance policies are subject to annual renewal and our insurance premiums could be subject to material increases in the future. We cannot be assured that we will be able to maintain this insurance on acceptable terms in the future, or at all, and we expect our insurance costs to increase as we transition to a public company and due to rising costs of cybersecurity, special purpose acquisition company-related, and other types of insurance. A successful claim in excess of, or not covered by, our insurance policies could have a material adverse effect on our business, results of operations, financial condition and prospects. Even where our insurance is adequate to cover claims against us, damage to our reputation in the event of a judgment against us, or continued increases in our insurance costs, which increases could be material, could have an adverse effect on our business, results of operations, financial condition and prospects.

Any economic downturn, deepening of an economic downturn, continued deficit spending by the federal government or state budget pressures may result in a reduction in payments and covered services.

Adverse economic or political developments in the United States, including a slowdown of economic growth, disruptions in financial markets, economic downturns, inflation, elevated unemployment levels, sluggish or uneven economic recovery, government deficit reduction, natural and other disasters and public health crises, could lead to a reduction in federal government expenditures, including governmentally funded programs in which we participate, such as Medicaid. In addition, if at any time the federal government is not able to meet its debt payments unless the federal debt ceiling is raised, and legislation increasing the debt ceiling is not enacted, the federal government may stop or delay making payments on its obligations, including funding for government programs in which we participate, such as Medicaid. Failure of the government to make payments under these programs could have a material adverse effect on our business, results of operations, financial condition and prospects. The COVID-19 pandemic may exacerbate many of these conditions. Further, any failure by Congress to complete the federal budget process and fund government operations may result in a federal government shutdown, potentially causing us to incur substantial costs without reimbursement under the Medicaid program, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, sustained unfavorable economic conditions may affect the number of clients enrolled in managed care programs and the profitability of managed care companies, which could result in reduced payment rates and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Turmoil in the financial markets, including in the capital and credit markets, and any uncertainty over its breadth, depth and duration may put pressure on the global economy and could have a negative effect on our business. Further, historical worldwide financial and credit turmoil could reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit combined with substantial losses in worldwide equity markets could cause an economic recession in the United States or worldwide. If financial markets in the United States, Europe and Asia experience extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, governments may take unprecedented actions intended to address extreme market conditions that may include severely restricted credit and declines in real estate values.

Risks Related to New Pubco’s Capital Requirements and Capital Structure

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We intend to continue to make investments to support our business growth and in the future we may need to raise additional capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our debt agreements contain certain restrictions that may limit our ability to operate our business.

The terms of our existing debt agreements, including our revolving line of credit with Bank of Montana (the “Credit Agreement”), and related collateral documents, contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing. Our ability to meet financial covenants can be affected by events beyond our control, and we may not be able to continue to meet this covenant. A breach of any of these covenants or the occurrence of other events (including a material adverse effect or the inability to generate cash to service our obligations under our debt agreements) specified in the debt agreements or the related collateral documents could result in an event of default under the same. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding, if any, to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, lenders could proceed against the collateral, if any, granted to them to secure such indebtedness. We have pledged substantially all of our respective assets as collateral under the loan documents. If lenders accelerate the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

Changes to the method of determining the London Interbank Offered Rate (“LIBOR”) or the selection of a replacement for LIBOR may increase our interest expense or otherwise adversely affect us.

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally.

The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it will not compel panel banks to contribute to LIBOR after 2021. It is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021.

Central banks and regulators in a number of major jurisdictions (for example, United States, United Kingdom, European Union, Switzerland and Japan) have convened working groups to find, and implement the transition to, suitable replacements for interbank offered rates (“IBORs”). To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. In addition, on March 25, 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, the outbreak of COVID-19 has impacted the timing of many firms’ transition planning, and the FCA will continue to assess the impact of the COVID-19 outbreak on transition timelines and update the marketplace as soon as possible. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere or, whether the COVID-19 outbreak will have further effect on LIBOR transition plans.

The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

Risks Related to Tax Matters

The applicability of sales, use, and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liability and related interest and penalties, increase the costs of our solutions, and adversely affect our business, financial condition, and results of operations.

U.S. federal, state, local, and international tax jurisdictions have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect). One or more states may seek to impose incremental or new sales, use, value added or other tax collection obligations on us, including for past sales by us. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, value added or other taxes could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage consumers from working with us or otherwise harm our business, financial condition, and results of operations.

Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions, all of which could change on a prospective or retroactive basis. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States. Tax rates at the federal, state and local levels in the United States may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could harm our results of operations.

We are qualified to operate in, and file income tax returns in multiple states. There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. We could be subject to state and local taxation, including penalties and interest attributable to prior periods, if a state tax authority successfully asserts that our activities give rise to a nexus. Such tax assessments, penalties and interest may adversely impact our results of operations.

If the First Merger does not qualify as tax-free reorganization under the Code, DTRT Stockholders may incur a substantially greater U.S. income tax liability as a result of the First Merger.

In the opinion of Winston & Strawn LLP, tax counsel to DTRT, the First Merger will qualify as a tax-free reorganization under the Code. This opinion is based on facts and representations contained in representation letters provided by DTRT and Grizzly Merger Sub and on customary factual assumptions, and further assumes that the Mergers are completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the First Merger could be adversely affected.

If the First Merger qualifies for such treatment, DTRT Stockholders generally will not recognize gain or loss upon their exchange of DTRT common stock for New Pubco common stock. Neither CDH nor DTRT has requested, or intends to request, a ruling from the U.S. Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax consequences of the Mergers. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, if the IRS or a court determines that the First Merger does not qualify for such treatment and is therefore a fully taxable transaction for U.S. federal income tax purposes, DTRT Stockholders generally would recognize taxable gain or loss on the total merger consideration they receive in connection with the First Merger. For a more complete discussion of U.S. federal income tax consequences of the Mergers, see the section titled “Material U.S. Federal Income Tax Considerations.”

Risks Related to Laws and Regulations

If we fail to comply with governmental regulations, we could face substantial penalties, liabilities, or reputational harm and our business, financial condition, and results of operations could be adversely affected.

Our services, as well as our business activities, are and may in the future be subject to a complex set of regulations and rigorous enforcement, including by the Federal Trade Commission (the “FTC”), U.S. Department of Justice, U.S. Department of Health and Human Services (“HHS”), Office of the Inspector General and Office for Civil Rights, and other federal and state governmental authorities.

Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and fraud. Federal and state laws and regulations that may affect our ability to conduct business include, without limitation:

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security, and transmission of Protected Health Information (“PHI”) on certain healthcare providers, health plans, and healthcare clearinghouses, and their business associates that access or otherwise process individually identifiable health information on their behalf; HIPAA also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

•

state laws governing the privacy and security of personal information beyond health information, including state breach notification requirements, which differ from each other in significant ways with respect to scope, application, and requirements and which often exceed the standards under HIPAA, thus complicating compliance efforts;

•

laws that regulate how businesses operate online, including measures relating to privacy and data security and how such information is communicated to customers (i) under the FTC’s unfair and deceptive trade practice authority from the FTC Act and (ii) from state attorneys general under state consumer protection laws and data privacy laws;

•	state laws and regulations governing the personal care industry;

•

the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as Medicare and Medicaid;

•

the federal civil false claims and civil monetary penalties laws, including, without limitation, the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act”) among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties.

Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct regular internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization and any future expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state, and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages and fines, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, imprisonment for individuals and exclusion from participation in government programs, such as Medicaid, as well as contractual damages and reputational harm. Any of the foregoing consequences could seriously harm our business, financial condition, and results of operations.

In-home care has the potential to increase our exposure to fraudulent activities, and if we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

Due to the dispersed delivery of in-home care and personal care services, our self-directed care model could potentially increase our exposure to fraudulent activities. We are exposed to the risk of fraud or other misconduct by our employees, consultants, vendors and commercial partners. We have developed a corporate compliance program in an effort to monitor compliance with federal and state laws and regulations applicable to healthcare organizations and to implement policies, procedures and processes designed to ensure that our employees and third-parties whom we work with act in compliance with all applicable laws, regulations and company policies. However, it is not always possible to identify and deter employee or third-party vendor misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Additionally, we are subject to the risk that a client or regulator could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

If the personal care services industry is perceived by consumers or regulators as being subject to a higher risk of fraudulent activity than care that is provided in traditional care settings, that could have a material adverse effect on our business.

If consumers of healthcare and personal care services and regulators perceive the personal care services industry as being subject to a higher risk of fraud than care that is provided in traditional care settings because there is less direct oversight of the services being provided or for other reasons, that could cause us to be subject to more frequent audits or reputational harm, both of which could have a material adverse effect on our business.

We are subject to routine and periodic surveys and audits by various governmental agencies and other payors designed to identify any instances of fraud. CMS and state Medicaid agencies contract with third parties to promote the integrity of the Medicaid and Medicare programs through reviews of quality concerns and detections and corrections of improper payments. For example, CMS and state Medicaid agencies contract with recovery audit contractors (“RACs”) on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the Medicare and Medicaid programs. In addition, CMS engages unified program integrity contractors (“UPICS”) to perform proactive analysis, audits, investigations and other program integrity functions across the Medicare and Medicaid programs, with the goal of identifying and deterring fraud and abuse to avoid improper payments. Further, from time to time, various federal and state agencies, such as HHS, issue pronouncements that identify practices and provider types that may be subject to heightened scrutiny, as well as practices that may violate fraud and abuse laws.

If regulators were to identify instances of fraud, or if current or prospective clients were to perceive our services as being subject to a higher risk of fraud, that could have a negative impact on our financial results and our reputation in the market.

If any of our personal care agencies fail to comply with the conditions of participation in the Medicaid program, that agency could be terminated from Medicaid, which could adversely affect our revenue and net income.

Our personal care agencies must comply with the extensive conditions of participation in the Medicaid program. These conditions generally require our personal care agencies to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If a personal care agency fails to meet any of the Medicaid conditions of participation, that personal care agency may receive a notice of deficiency from the applicable surveyor or accreditor. If that personal care agency then fails to institute a plan of correction to correct the deficiency within the time period provided by the surveyor or accreditor, that personal care agency could be terminated from the Medicaid program. We respond in the ordinary course to deficiency notices issued by surveyors or accreditors. Any termination of one or more of our personal care agencies from the Medicaid program for failure to satisfy the Medicaid conditions of participation could adversely affect our revenue and net income.

Our use, disclosure, and other processing of PII and PHI is subject to HIPAA and other federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, have a material adverse effect on our customer base and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of PHI and PII. These laws and regulations include HIPAA, which establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Many of our subsidiary entities are subject to HIPAA, either as covered entities or business associates. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical, and technical safeguards to protect such information.

In addition, we could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by HHS and our customers. Penalties for violations of HIPAA and its implementing regulations start at $119 per violation and are not to exceed $59,522 per violation, subject to a cap of $1.78 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity, and security of PHI and other types of PII. These laws and regulations in many cases may be more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations may also require additional compliance obligations relating to the transfer of data between the Company and its subsidiaries. There is a risk that regulatory authorities may determine that we have not implemented our compliance obligations in a timely or appropriate manner. These laws and regulations are often uncertain, unclear, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future.

Such new regulations and legislative actions (or changes in interpretation of existing laws or regulations regarding data privacy and security together with applicable industry standards) may increase our costs of doing business. In this regard, we expect that there will continue to be new laws, regulations, and industry standards relating to privacy and data protection in the United States, and other jurisdictions, such as the California Consumer Privacy Act of 2018 (the “CCPA”) which has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States, and we cannot determine how broadly or narrowly regulators will interpret and enforce such new laws, regulations, and standards and the corresponding impact it may have on our business. Finally, some consumers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of current or prospective consumers or other business relationships.

This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and our customers and potentially exposes us to additional expense, adverse publicity and liability. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure has been subject to, and may be vulnerable in the future to, attacks by hackers or viruses, failures, or breaches due to third-party action, employee negligence or error, malfeasance, or other incidents or disruptions. Furthermore, while we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other Personal Identifiable Information (“PII”) or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit PHI and other PII or confidential information to us. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business.

Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business. Any of the foregoing consequences could seriously harm our business and our financial results. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our existing and future solutions. Any of the foregoing consequences could harm our business, financial condition, and results of operations.

Evolving government regulations may require increased costs or adversely affect our business, financial condition, and results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our business, financial condition, and results of operations.

There is also uncertainty regarding whether, when, and what other health or data privacy reform initiatives will be adopted and the impact of such efforts on our business, as well as on the businesses of our partners and customers. The implications of such proposals may be unexpected, and such measures, if implemented, could alter the landscape of our industry in ways that adversely affect our business.

There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the states in which we operate, we believe we are in compliance with all applicable material regulations, but, due to the uncertain regulatory environment, certain states may determine that we are in violation of their laws and regulations. In the event that we must remedy such violations, if we determine that the requirements to operate in compliance in such states or other jurisdictions are overly burdensome, we may elect to terminate our operations in such states or other jurisdictions. In such case, our revenue may decline and our business, financial condition, and results of operations could be adversely affected.

Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state or jurisdictional licenses or certificates, increasing our security measures, and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our services from being offered to customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Compliance with changing laws and regulations including specific program compliance may result in additional expenses and pose challenges for our management team.

The state agencies that contract for our services require us to comply with various laws and regulations affecting the services we provide. The laws and regulations governing our operations are subject to change. The implementation of these changes may require us to increase our efforts to remain compliant, may reduce the authorizations for services to be provided, and may result in certain consumers no longer being eligible for our services, any of which may result in lower revenues and increased costs, reducing our operating performance and profitability. If we continue to serve our consumers without addressing changes in laws and regulations, we are at risk for non-compliance with program requirements and potential penalties.

Our business may be adversely impacted by healthcare reform efforts, including significant modifications to the ACA.

In recent years, the U.S. Congress and certain state legislatures have considered and passed a large number of laws intended to result in significant changes to the healthcare industry, including the ACA. The ACA affects how healthcare services are delivered and reimbursed through the expansion of public and private health insurance coverage, reduction of growth in Medicare and Medicaid program spending, and the establishment and expansion of programs that tie reimbursement to quality and integration. The ACA has been subject to legislative and regulatory changes and court challenges. Although the current presidential administration has indicated that it generally intends to protect and strengthen the ACA, it is possible that there may be continued changes to the ACA, its implementation or its interpretation. Changes by Congress or government agencies could eliminate or alter provisions beneficial to us, while leaving in place provisions reducing our reimbursement or otherwise negatively impacting our business.

There is also uncertainty regarding whether, when and what other health reform measures will be adopted, and the impact of such efforts on providers as well as other healthcare industry participants. Some members of Congress have proposed expanding government-funded coverage, including proposals to expand coverage of federally-funded insurance programs as an alternative to private insurance or to establish a single payor system (such reforms are often referred to as “Medicare for All”), and some states have implemented or proposed public health insurance options.

In addition, CMS administrators may make changes to Medicaid payment models or grant various flexibilities to states in the administration of state Medicaid programs, including by expanding the scope of waivers under which states may implement Medicaid expansion provisions, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards. Other industry participants, such as private payors, may also introduce financial or delivery system reforms. We are unable to predict the nature and success of such initiatives. Healthcare reform initiatives, including changes to the ACA, may have an adverse effect on our business, financial condition, and operating results.

As part of the COVID-19 relief efforts, we were eligible and received government relief funds and any failure to comply with the terms and conditions of such relief funds could adversely impact our business. Additionally, COVID-19 government relief efforts for healthcare providers have fluctuated and in many cases, have terminated, will shortly terminate, or are being significantly reduced, which may negatively impact our business.

In response to the COVID-19 pandemic, federal and state governments passed legislation, promulgated regulations and took other administrative actions intended to assist businesses and healthcare providers. For example, as part of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the CARES Act), businesses could apply for the Paycheck Protection Program (PPP) to assist them with payroll and other eligible expenses. These PPP loans are eligible for forgiveness, if certain requirements are met and supporting documentation is provided. We received a total of $10 million from a PPP loan in April 2020. Thereafter, we applied for loan forgiveness, which was granted, on June 1, 2022.

Additionally, we received cash distributions totaling $16.2 million from the Provider Relief Fund (PRF), established through the CARES Act and administered through the U.S. Department of Health and Human Services (HHS). These funds are intended to reimburse eligible health care providers for increased expenses or lost revenue attributable to COVID-19. PRF funds are grants and do not have to be repaid. However, recipients had to attest to receiving these funds and agree to comply with the applicable terms and conditions of the PRF. Providers could choose to return funds if they did not want to abide by the terms and conditions of the attestation. In addition, providers were required to expend funds by a certain date, which varied based on when providers received funding.

Recipients of PPP loans and PRF payments are subject to audit requirements, and we expect that recipients will be subject to significant scrutiny by the federal government. We have structured our use of these funds and associated obligations in accordance with the required terms and conditions, but federal regulators may disagree with our interpretation of these terms and conditions and require that we repay some or all amounts received and pay or impose other penalties.

In addition to financial assistance, the CARES Act and related legislation include provisions intended to increase access to medical supplies and equipment and ease legal and regulatory burdens on healthcare providers, as well as certain federal income and other tax changes, including the deferral of the employer portion of Social Security payroll taxes, and changes to the net operating loss rules and business interest expense deduction rules.

Many of these measures are effective only for the duration of the public health emergency. The current public health emergency determination was renewed on October 13, 2022. It is unclear for how long the public health emergency declaration will be extended.

There is still a high degree of uncertainty surrounding the CARES Act and related legislation, and the pandemic continues to evolve. The federal government may consider additional stimulus and relief efforts, but we are unable to predict whether additional measures will be enacted or their impact. There can be no assurance as to the total amount of financial and other types of assistance we will receive under existing or future legislation, if any, and it is difficult to predict the impact of such legislation on our operations or how it will affect operations of our competitors. Further, there can be no assurance that the terms and conditions of the Provider Relief Fund or other programs will not change in ways that affect funding we may receive, our ability to comply with such terms and conditions in the future or our eligibility to participate. We continue to assess the potential impact of the COVID-19 pandemic and government responses to the pandemic, including the CARES Act and related legislation, on our business, financial condition, results of operations and cash flows.

Reductions in reimbursement and other changes to Medicaid, and other federal, state and local medical and social programs could adversely affect our consumer caseload, units of service, revenues, gross profit and profitability.

A significant portion of our caseload and revenues are derived from government healthcare programs, primarily Medicaid. For the year ended December 31, 2021, approximately 98.5% of our revenues were generated by state Medicaid programs. However, changes in government healthcare programs may decrease the reimbursement we receive or limit access to, or utilization of, our services. As federal healthcare expenditures continue to increase and as some state governments navigate budgetary pressures, federal and state governments have made, and may continue to make, significant changes to the Medicaid programs and reimbursement received for services rendered to beneficiaries of such programs.

The Medicaid program, which is jointly funded by the federal and state governments, is often a state’s largest program. Governmental agencies generally condition their agreements upon a sufficient budgetary appropriation. Almost all of the states in which we operate, at some point, have experienced periodic financial pressures and budgetary shortfalls due to challenging economic conditions, including as a result of the rising costs of healthcare. Reductions to federal support for state Medicaid or other programs could also result in budgetary shortfalls. As a result, many states have made, are considering or may consider making changes in their Medicaid or other state and local medical and social programs, including enacting legislation designed to reduce Medicaid expenditures.

Changes that may occur at the federal or state level to contain costs include:

•	limiting increases in, or decreasing, reimbursement rates;

•	redefining eligibility standards or coverage criteria for social and medical programs or the receipt of services under those programs;

•	increasing consumer responsibility, including through increased co-payment requirements;

•	decreasing benefits, such as limiting the number of hours of personal care services that will be covered;

•	changing reimbursement methodology and program participation eligibility;

•	slowing payments to providers;

•	increasing utilization of self-directed care alternatives or “all inclusive” programs;

•	shifting beneficiaries to managed care organizations; and

•	implementing demonstration projects and alternative payment models.

Certain of these measures have been implemented by, or are proposed in, states in which we operate.

In 2021, we derived approximately 16.72% of our net service revenues from services provided in Alaska, 16.26% of our net service revenues from services provided in Arizona and 13.94% of our net service revenues from services provided in Montana, and, for the nine months ended September 30, 2022, we derived approximately 93.9% of our net service revenue from the contract we entered into in the State of Washington. In 2022, we began implementing the Washington Contract, and for the nine months ended September 30, 2021 and 2022, the Company’s Washington entity went from 0 participants and $0 in revenue to 44,356 participants and $1,063.4 million in revenue, respectively. We expect to derive a significant portion of our net service revenues from services provided in Washington in the future. Because a substantial portion of our business is concentrated in these states, any significant reduction in expenditures that pay for our services or other significant changes in these states may have a disproportionately negative impact on our future operating results. We cannot predict whether states material to our operating results will timely pass budgets in subsequent years or experience changes or other challenges that negatively impact our ability to be reimbursed for our services in a timely manner.

The ACA made significant changes to Medicare and Medicaid policy and funding, among other broad changes across the healthcare industry, promoting a shift toward value-based care, including implementation of alternative payment models. The ACA also resulted in expanded Medicaid eligibility in many states and the establishment of various demonstration projects and Medicaid programs under which states may apply to test new or existing approaches to payment and delivery of Medicaid benefits. Future health reform efforts or additional significant changes to the ACA could impact both federal and state programs.

If changes in Medicaid or other state and local medical and social programs result in a reduction in available funds for the services we offer, a reduction in the number of beneficiaries eligible for our services or a reduction in the number of hours or amount of services that beneficiaries eligible for our services may receive, then our revenues and profitability could be negatively impacted. Our profitability depends principally on the levels of government-mandated payment rates and our ability to manage the cost of providing services. In some cases, commercial insurance companies and other private payors rely on government payment systems to determine payment rates. As a result, changes to government healthcare programs that reduce Medicare, Medicaid or other payments may negatively impact payments from private payors, as well. Any reduction in reimbursements or imposition of copayments that dissuade the use of our services, or any reduction in reimbursement from private payors, could also materially adversely affect our profitability.

The implementation of alternative payment models and the transition of Medicaid beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

Many government and commercial payors are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, accountable care organizations (“ACOs”) incentivize hospitals, physician groups and other providers to organize and coordinate patient care while reducing unnecessary costs. Several states have implemented, or plan to implement, accountable care models for their Medicaid populations. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we are at risk for losing market share and for a loss of our current business.

We may be similarly impacted by increased enrollment of Medicaid beneficiaries in managed care plans, resulting in a shift from traditional fee-for-service models. Under the managed Medicare program, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits. Insurers may choose to offer supplemental benefits, including in-home support services, and impose higher plan costs on beneficiaries. Over 40% of Medicare beneficiaries are enrolled in a Medicare Advantage plan, a figure that continues to grow. The eventual impact of these changes on the personal care industry is unknown at this time, but could involve the foregoing risks.

Enrollment in managed Medicaid plans is also growing, as states are increasingly relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources. We may experience increased competition for managed care contracts due to state regulation and limitations. We cannot assure you that we will be successful in our efforts to be included in plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that the authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. In addition, operational processes may not be well-defined as a state transitions beneficiaries to managed care. For example, membership, new referrals and the related authorization for services to be provided may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes may negatively affect our revenue growth rates, cash flow and profitability for services provided. Other alternative payment models may be presented by the government and commercial payors to control costs that subject our Company to financial risk. We cannot predict at this time what effect alternative payment models may have on our Company.

The industry trend toward value-based purchasing may negatively impact our revenues.

There is a trend in the healthcare industry toward value-based purchasing of healthcare services among both government and commercial payors. Generally, value-based purchasing programs emphasize quality of outcome and efficiency of care provided, rather than quantity of care provided. For example, Medicare requires home health agencies to report certain quality data in order to receive full reimbursement. If this same concept were to be expanded to incorporate the Medicaid services that we currently provide, then our business could be similarly impacted. Failure to report quality data or poor performance may negatively impact the amount of reimbursement received. In addition, CMS publishes home health quality measure data online, through its Care Compare website, to allow consumers and others to search and compare data for Medicare-certified providers. Alongside this quality and public reporting effort, CMS began implementing a nationwide expansion of the home health value-based purchasing (“HHVBP”) Model in January 2022. Under the model, home health agencies will receive increases or decreases to their Medicare fee-for-service payments of up to 5%, based on performance against specific quality measures relative to the performance of other home health providers. Data collected in each performance year will impact Medicare payments two years later. Calendar year 2023 is the first performance year under the expanded HHVBP Model, which will affect payments in calendar year 2025. We do not currently expect payments under the Washington Contract or any other material contracts entered into by us with state agencies to be impacted by increases or decreases to Medicare fee-for-service payments of up to 5% under the HHVBP Model, but that could change in the future.

In the future, CMS may establish new value-based purchasing programs affecting a broader range of providers. Other initiatives aimed at improving quality and cost of care include alternative payment models, such as ACOs and bundled payment arrangements. There are also several state-driven value-based care initiatives. For example, some states have aligned quality metrics across payors through legislation or regulation. Commercial payors are shifting toward value-based reimbursement arrangements as well.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. It is unclear whether alternative models will successfully coordinate care and reduce costs or whether they will decrease overall reimbursement. While we believe we are adapting our business strategies to compete in a value-based reimbursement environment, we are unable at this time to predict how this trend will affect our results of operations. If we perform at a level below the outcomes demonstrated by our competitors, fail to satisfy quality data reporting requirements, are unable to meet or exceed quality performance standards under any applicable value-based purchasing program, or otherwise fail to effectively provide or coordinate the efficient delivery of quality healthcare services, our reputation in the industry may be negatively impacted, we may receive reduced reimbursement amounts and we may owe repayments to payors, which could adversely affect our revenues, financial position, results of operations and cash flows.

We may incur increased expenses and risks related to compliance with state requirements for personal care, which could impact our business and operating results.

Although personal care service providers are generally not subject to licensure requirements, certain states require them to complete pre- and post-employment training programs, background checks, and, in certain instances, maintain state certification. We believe we are compliant in all material aspects with such laws and regulations in the states in which we operate, but additional laws and regulations may be imposed upon us in existing markets or markets that we enter in the future. If we fail to maintain required licenses or comply with state laws related to the provision of personal care services, it could disrupt the provision of in-home personal care services or result in negative publicity and loss of confidence in our services which could damage our brand, and our business, results of operations, and financial condition could be negatively impacted.

As a result of the Mergers contemplated by the Merger Agreement, under certain regulatory frameworks, a change of ownership may occur that will require notification and updating of information to regulatory authorities and new licenses.

For our personal care entities operating in jurisdictions that regulate personal care companies, or for our personal care entities which are credentialed providers with State Medicaid agencies or other government entities, the Mergers may result in a change of ownership, depending upon the applicable regulatory framework. In such case, the respective personal care entity would have to notify and update certain information with regulatory authorities, and in many cases, obtain a new license. While we don’t anticipate long-term adverse consequences of such action, there may be delays or disruptions to the relevant entities, including in accounts receivables, as well as increased administrative burden, associated with the change of ownership process.

We have previously been, and may in the future become, involved in legal proceedings or disputes, which, if resolved adversely, could harm our business.

Our industry is subject to frequent lawsuits and other proceedings. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we were to prevail in such a litigation or dispute, it could be costly and time consuming and divert the attention of our management and key personnel from our business operations. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition, and results of operations. As a result, any pending or future legal or regulatory proceedings or audits could harm our business, financial condition, and results of operations.

If the Ralph Talarico v. Public Partnerships, LLC case is decided adversely against Public Partnerships, LLC, such decision could negatively impact our business.

In the case of Ralph Talarico v. Public Partnerships, LLC, Case No. 5:17-cv-02165, U.S. District Court, Eastern District of Pennsylvania, the plaintiff class action group alleges that Public Partnerships, LLC (“PPL”) violated federal and Pennsylvania state law when it denied or underpaid overtime wages to direct care workers who provide home care for individuals with disabilities. On March 8, 2019, PPL filed a Motion for Summary Judgment asking the court to dismiss the case, arguing that it is not an employer of the direct care workers. The plaintiff group filed its opposition, arguing that PPL fits the legal definition of a “joint employer” under the Fair Labor Standards Act (“FLSA”). On January 28, 2020, the United States District Court for the Eastern District of Pennsylvania issued an order granting defendant PPL’s motion for summary judgment, which the plaintiff group appealed. On December 7, 2020, the Third Circuit Court of Appeals reversed and remanded to the District Court, concluding that there is a genuine dispute of material fact as to whether PPL is a joint employer. On February 3, 2021, the Third Circuit denied PPL’s request for a rehearing, thereby upholding its December ruling and reaffirming the successful appeal. On May 13, 2022, the District Court granted certification of the wage and hour claims against PPL.

If the case is decided adversely against PPL, such decision could negatively impact the provision of self-directed care by CDH via its Fiscal/Agent Employer Model. Fiscal/Agent Employer net service revenue was $31.8 million for the nine months ended September 30, 2022 and for the period from October 1, 2021 to September 30, 2022, 41,742 caregivers, or over 40% of our caregivers, were classified as “Non-employees

(F/EA).” If the Talarico case is decided adversely against PPL, we believe that the decision might have the following consequences for our business:

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F/EA caregivers would be considered employees of the Company similar to how caregivers are managed in an AWC model. For example, F/EA caregivers would be eligible for overtime under the Fair Labor Standards Act and eligible for medical insurance coverage under the Affordable Care Act. Further, if F/EA caregivers shift to an AWC model, management believes that the Company may be subject to the risk of an increase in the number of unauthorized hours billed by caregivers for which the Company would become liable. As a result of this potential increase and additional costs that the Company may be liable for as the employer of record, management believes that cost of services reported in the F/EA model would likely shift to an AWC cost of service model, likely increasing in the process.

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We believe states could amend their Medicaid waivers or contracts with MCOs and FMS vendors to reflect changes made to employee classification and cost of service. These changes may require new operational processes, which could result in delays in service delivery to consumers or payment for services rendered.

•	States may decide to re-procure FEA services, in which case we may experience increased competition.

If CDH were required to change how it classifies and compensates providers of self-directed care via its Fiscal/Agent Employer Model, that could have a negative impact on the Company’s financial condition and results of operations.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which we do business. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and similar applicable anti-bribery and anti-corruption laws also prohibit our third-party business partners from engaging in corruption and bribery. We and our affiliates may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of these third-party business partners, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a drop in stock price or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Risks Related to Technology and Data Privacy

Our business depends on the proper functioning, availability, and security of our information systems. Our operations may be disrupted if we are unable to effectively integrate, manage and maintain the security of our information systems.

Our business depends on effective and secure information systems that assist us in, among other things, gathering information to improve the quality of consumer care, optimizing financial performance, and monitoring regulatory compliance. We rely on external service providers to provide continual maintenance, upgrading, and enhancement of our primary information systems used for our operational needs. The software we license for our various client information systems supports intake, personnel scheduling, office clinical and centralized billing and receivables management in an integrated database, enabling us to standardize the care delivered across our network of offices and monitor our performance and consumer outcomes. Information systems may be vulnerable to damage from a variety of sources, including telecommunications or network failures, human acts and natural disasters.

To the extent providers fail to support the software or systems, or if we lose our licenses, our operations could be negatively affected. Our business also depends on a comprehensive payroll and human resources system for basic payroll functions and reporting, payroll tax reporting, managing wage assignments and garnishments. We rely on an external service provider to provide continual maintenance, upgrading and enhancement of our primary human resource and payroll systems. To the extent that our provider fails to support the software or systems, or any of the related support services provided by them, our internal operations could be negatively affected.

The COVID-19 pandemic also has led to a substantial increase in administrative employees working remotely and, consequently, accessing our systems remotely. As a result, we are more dependent on our systems that facilitate remote access and potentially could experience increased risks.

We have taken precautionary measures to prevent unanticipated problems that could affect our information systems. We have implemented backup of our key information systems that are designed to allow our operations to failover to our geographically separate disaster recovery datacenter with a quick return to operations for all sites and systems in the event our main datacenter becomes inoperable because of a natural disaster, attacks or other cause. While we believe these measures are reasonable, no system of information security is able to eliminate the risk of business disruptions, and we or our third-party vendors that we rely upon may experience system failures.

If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to process transactions and produce timely and accurate reports could be adversely affected. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, and increases in administrative expenses. The occurrence of any system failure could result in interruptions, delays, the loss or corruption of data and cessations or interruptions in the availability of systems, all of which could have a material, adverse effect on our financial position and results of operations and harm our business reputation.

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, partners, or customers, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect, store, use, and disclose sensitive data, including protected health information (“PHI”) and other types of personal data or personally identifiable information (“PII”). We also process and store, and use additional third parties to process and store, sensitive information including intellectual property and other proprietary business information, including that of our partners and customers.

We are dependent on information technology networks and systems, including the internet, to securely process, transmit, and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence, or malfeasance, have created, and can in the future create system disruptions, shutdowns, or unauthorized disclosure or modifications of confidential information, causing health information to be accessed or acquired without authorization or to become publicly available. We utilize third-party service providers for aspects of the collection, storage, and transmission of client information, and other confidential and sensitive information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the PHI, other PII, and other confidential information, we and our service providers collect, store, transmit, and otherwise process, the security of our technology and other aspects of our services, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. We take certain administrative, physical, and technological safeguards to address these risks. However, measures taken to protect our systems, or the PHI, other PII, or other sensitive data we process or maintain, may not adequately protect us from the risks associated with the collection, storage, and transmission of such information. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures, or breaches due to third-party action, employee negligence or error, malfeasance, or other disruptions.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, information, including PHI or other PII, or other sensitive information we maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for remediation, fines, penalties, notification to individuals and for measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and require us to verify the accuracy of database contents, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that we have been unable to do so, our operations could be disrupted and could suffer a loss of customers, and we may suffer loss of reputation, adverse impacts on customer and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased harm.

We have experienced breaches to our systems from time to time. For example, in 2021, we experienced a data breach to our system as a result of a phishing attack. While we could not confirm that any client data was compromised or extricated, out of an abundance of caution, CDH treated the incident as if data had been compromised and took remedial actions to address the incident. The Office for Civil Rights (“OCR”) has opened an investigation that may identify additional weaknesses in our systems. Another such breach or interruption of our systems or any of our third-party information technology partners could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of customer information or other personal information, and regulatory penalties. Unauthorized access, loss, or dissemination could also disrupt our operations. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We rely on Internet infrastructure, bandwidth providers, third-party computer hardware and software, and other third parties for providing services to our customers, and any failure or interruption in the services provided by these third parties could negatively impact our relationships with customers, adversely affecting our business, financial condition, and results of operations.

Our ability to deliver our services depends on the development and maintenance our information technology infrastructure and the Internet. This includes the maintenance of a reliable and continuous network with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. The data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, many of which are beyond our control, any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, or prevent us from being able to continuously back up and record data. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities.

As we continue to expand the number of customers to whom we provide our products and services, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of our cloud providers or third-party Internet service providers to meet our capacity requirements could result in interruptions or delays in access to our website or impede our ability to scale our operations. In the event there is a lapse of service, interruption of Internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our website as well as delays and additional expense in arranging new facilities and services, which could harm our business, reputation, results of operations and financial condition.

System security and data protection breaches, as well as cyber-attacks, could disrupt our operations, which may damage our reputation and adversely affect our business.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in today’s business environment. In addition, we may experience attacks, unavailable systems, unauthorized access or disclosure due to employee theft or misuse, denial-of-service attacks, and advanced persistent threat intrusions. The techniques may be used to sabotage or to obtain unauthorized access to our systems, networks, or information, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, have led to, and in the future could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. We may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents.

Actual or perceived breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about the Company, our customers or third parties could expose us and the parties affected to a risk of loss or misuse of this information, resulting in litigation and potential liability, paying damages, regulatory inquiries or actions, damage to our brand and reputation or other harm to our business. Our efforts to prevent and overcome these challenges could increase our expenses and may not be successful. If we fail to detect or remediate a security breach in a timely manner, or a breach otherwise affects our customers, or if we suffer a cyber-attack that impacts our ability to operate our business, we may suffer material damage to our reputation, business, financial condition and results of operations.

Risks Related to Future Growth

Our growth strategy depends on our ability to manage growing and effectively integrating operations and we may not be successful in managing this growth.

Our business plan calls for significant growth in business over the next several years through the expansion of our services in existing markets and the establishment of a presence in new markets. This growth has placed and continues to place significant demands on our management team, systems, internal controls and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate our growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. Our inability to effectively manage growth could have a material adverse effect on our financial results.

We may not be able to attract and retain qualified personnel or we may incur increased costs in doing so.

We must attract and retain qualified non-executive personnel in the markets in which we operate in order to provide our services. While the self-directed model of care lessens the impact of staffing shortages, challenges in recruiting and retaining caregiving staff still exist. We compete for personnel with other providers of social and medical services as well as companies in other service-based industries. As the labor market continues to be tight and unemployment has declined in comparison to earlier levels, the competition for employees has increased, which will continue to impact our ability to attract and retain new caregivers. To the extent that the United States continues to have lower unemployment levels and shortages of caregivers, it may continue to hinder our ability to attract and retain sufficient caregivers to meet the continuing demand for our services. Moreover, the increased staffing challenges have resulted in, and may continue to result in, increased labor cost to satisfy our staffing requirements. In addition, labor shortages could be further exacerbated by COVID-19 vaccination requirements.

We may not be able to offset higher labor costs by increasing the rates we charge for our services. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively and our results of operations would be harmed.

Acquisitions and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely affect our business, financial condition, and results of operations. Additionally, if we are not able to identify and successfully acquire suitable businesses, our operating results and prospects could be harmed.

As part of our business strategy to extend the provision of in-home care services in additional markets and grow our business in response to changing technologies, provider and beneficiary demand, and competitive pressures, we may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers, investors or our other stakeholders. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	loss of key employees and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;

•	implementation or remediation of controls, procedures, and policies at the acquired company;

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difficulties in integrating and managing the combined operations, technologies, technology platforms, and solutions of the acquired companies and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

•	integration of the acquired company’s accounting, human resource, and other administrative systems, and coordination of product, engineering, and sales and marketing functions;

•	failure to successfully further develop the acquired technology or realize our intended business strategy;

•	our dependence on unfamiliar affiliates and partners of acquired businesses;

•	uncertainty of entry into markets in which we have limited or no prior experience or in which competitors have stronger market positions;

•	unanticipated costs associated with pursuing acquisitions;

•	failure to successfully onboard customers or maintain brand quality of acquired companies;

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responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy controls and comply with applicable regulations;

•	inability to maintain our internal standards, controls, procedures, and policies;

•	difficulties in complying with antitrust and other government regulations;

•	challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with GAAP;

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potential accounting charges to the extent intangibles recorded in connection with an acquisition, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value; and

•	failure to accurately forecast the impact of an acquisition transaction.

Future acquisitions could also result in expenditures of significant cash, dilutive issuances of our equity securities, the incurrence of debt, restrictions on our business, contingent liabilities, amortization expenses or write-offs of goodwill, any of which could harm our financial condition. In addition, any acquisitions we announce could be viewed negatively by customers, investors or our other stakeholders.

Additionally, competition within our industry for acquisitions of business, technologies, and assets is intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to realize the benefits of these acquisitions, and our operating results could be harmed. If we are unable to successfully address any of these risks, our business, financial condition, and results of operations could be harmed.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth.

We have experienced significant growth in the last 30 years. Future revenues may not grow at these same rates or may decline. Our future growth will depend, in part, on our ability to expand our footprint and establish new customer relationships, expand our existing customer relationships, including offering additional solutions to our existing customers, and grow and evolve our solutions with the changing needs of our industry. We can provide no assurances that we will be successful in executing on these growth strategies or that, even if our key metrics would indicate future growth, we will continue to grow our revenue or to generate net income. Our ability to execute on our existing sales pipeline, create additional sales pipelines, and expand our customer base depends on, among other things, the attractiveness of our solutions relative to those offered by our competitors, our ability to demonstrate the value of our existing and future solutions, our ability to foster and develop our existing and new partner relationships, and our ability to attract and retain a sufficient number of qualified care workers. In addition, our existing customers may be slower to adopt our solutions than we currently anticipate, which could adversely affect our results of operations and growth prospects.

If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition, and results of operations could be adversely affected.

Our historical growth and expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative solutions or execute on our expansion strategy. This could negatively affect our business performance.

The estimates of market size and opportunity and forecasts of market growth included herein have not been established with precision and may prove to be inaccurate. If we overestimate the size and growth opportunities in the markets in which we currently operate, our business, results of operations, financial condition and prospects may be adversely affected and we may not be able to grow the markets for our services as intended or at all. Further, even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates in this proxy statement/prospectus relating to the expected growth of the home care industry, especially in the self-directed home care market, include several key assumptions based on our industry knowledge, industry publications, third-party research and our own market research and estimates, which may fail to accurately reflect market opportunities. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

Further, we calculate our addressable market based on industry and market data that we obtained from industry publications and research, management’s evaluation of surveys and studies conducted by third parties and our own internal market research and estimates, which include historical and forecasted data from various states. If any of our assumptions or estimates or these publications, research, surveys or studies prove to be inaccurate then the actual market for our services may be smaller than we expect, and as a result, our growth, revenue and profitability may be limited, and the actual market opportunity could be less than our forecasts.

Risks Related to CDH Becoming a Public Company

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, financial condition, and results of operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of Nasdaq and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations, and we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, and results of operations.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of our common stock. We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2028 (the last day of the fiscal year following the fifth anniversary of becoming a public company).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

Consumer Direct Holdings, Inc. has identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

As a publicly traded company following the Closing, we will be required to maintain internal control over financial reporting and to report any material weaknesses in internal control. Prior to the Business Combination, Consumer Direct Holdings, Inc. has been a private company and has limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of Consumer Direct Holdings, Inc.’s consolidated financial statements for the years ended December 31, 2021 and 2020, Consumer Direct Holdings, Inc. and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Consumer Direct Holdings, Inc. determined that we had a material weakness related to the design of our control environment because we (i) have not implemented an appropriate internal control framework and as such do not have adequate entity level controls, (ii) did not design and implement controls related to the period-end financial close and reporting, including review of manual journal entries and month-end balance sheet reconciliations and the implementation of controls to review the completeness of information used in preparation and review of the financial statements, (iii) did not design and maintain effective controls related to revenue recognition and billing, (iv) did not design and maintain effective information technology general controls to address the appropriateness of use access (including segregation of duties), password security, change management, the monitoring of automated processes, or the evaluation of Security Organization Controls reports provided by third party service providers and (v) did not perform proper technical accounting evaluation over variable interest entities. With the oversight of senior management, Consumer Direct Holdings, Inc. is currently in the process of developing a remediation plan to further be implemented in the next fiscal year, which includes (i) implementing an effective controls testing plan, (ii) the implementation of improved accounting and period-end financial reporting procedures, improved billing authorization procedures, enhanced cut-off controls for revenue and cost of services, and controls to improve the review of completeness of information used during its financial reporting cycle, (iii) the establishment of internal controls to maintain segregation of duties between control operators and program change management controls and (iv) implementing improved IT policies, robust passwords, vendor monitoring and controls related to new system implementations. We believe the measures described above, when implemented, will remediate the material weaknesses identified and strengthen our internal control over financial reporting. We are committed to improving our internal control processes and will continue to diligently review our financial reporting controls and procedures.

While we are working to design and implement a plan to remediate the material weaknesses described above, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. If our steps are insufficient to remediate the material weakness successfully and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of the Combined Company’s financial reporting, investor confidence in us, and the value of the New Pubco common stock could be materially and adversely affected. We can give no assurance that implementation of the remediation plan will effectively remediate these identified deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of the Combined Company’s financial statements, causing it to fail to meet its reporting obligations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, the price of our common stock may be adversely affected, and our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards for Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, when required, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our New Pubco common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls do not perform as expected, the identified material weaknesses may not be remediated or new material weaknesses could be identified.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our New Pubco common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require an annual assessment of internal control over financial reporting, and for certain issuers, an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or how costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In addition, although attestation requirements by our independent registered public accounting firm are not presently applicable to us, we could become subject to these requirements in the future, and we may encounter problems or delays in completing the implementation of any resulting changes to internal control over financial reporting. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our New Pubco common stock will be affected; however, we believe that there is a risk that investor confidence and share value may be negatively affected.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

We may face litigation and other risks as a result of any material weaknesses in our internal control over financial reporting.

As a result of any material weakness, any restatement of our financial statements, or any other matters that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from any restatement or material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on the business of the combined company and its results of operations and financial condition.

We may in the future identify a material weakness in our internal control over financial reporting, and any such material weakness could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

To prevent material weaknesses, we have devoted significant effort and resources to the improvement of our internal control over financial reporting. We can give no assurance that the measures we have taken will prevent any material weaknesses or restatements of financial results to arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls.

Our business, financial condition and results of operations may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control and, as a result, should not be relied upon as an indicator of future performance. As a result, we may not be able to accurately forecast our operating results and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include, but are not limited to: our ability to attract new consumers, retain existing consumers and maximize engagement and enrollment with existing and future consumers; changes in our sales and implementation cycles; new solution introductions and expansions, or challenges with such introductions; changes in our pricing policies or those of our competitors; the timing and success of new solution introductions by us or our competitors or announcements by competitors or other third parties of significant new products or acquisitions or entrance into certain markets; any other change in the competitive landscape of our industry, including consolidation among our competitors; increases in operating expenses that we may incur to grow and expand our operations and to remain competitive; our ability to successfully expand our business; breaches of security or privacy; changes in stock-based compensation expenses; the amount and timing of operating costs and capital expenditures related to the expansion of our business; adverse litigation judgments, settlements, or other litigation-related costs; changes in the legislative or regulatory environment, or enforcement by government regulators, including fines, orders, or consent decrees; the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation; changes in our effective tax rate; our ability to make accurate accounting estimates and appropriately recognize revenue for our solutions for which there are no relevant comparable products; changes in accounting standards, policies, guidance, interpretations, or principles; instability in the financial markets; general economic conditions, both domestic and international; volatility in the global financial markets; political, economic, and social instability, including war, terrorist activities and health epidemics (including the outbreak of COVID-19), and any disruption these events may cause to the global economy; and changes in business or macroeconomic conditions. The impact of one or more of the foregoing or other factors may cause our operating results to vary significantly.

Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations.

We prepare our financial statements in accordance with GAAP, which are subject to interpretation or changes by the FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future which may have a significant effect on our financial results. Furthermore, any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, financial condition, and results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CDH.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources.

Significant assumptions and estimates were used in preparing our consolidated financial statements. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

General Risk Factors Relating to New Pubco

We will need to improve our financial and operational systems in order to manage our growth effectively and support our increasingly complex business arrangements, and an inability to do so could harm our business and results of operations.

To manage our growth and our increasingly complex business operations, we will need to upgrade our operational and financial systems and procedures, improve the coordination between our various corporate functions and expand, train and manage our workforce adequately. Our efforts to manage the expansion of our operations may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. When implementing new or changing existing processes, we may encounter transitional issues and incur substantial additional expenses. We cannot be certain that we will institute, in a timely manner or at all, the improvements to our managerial, operational, and financial systems and procedures necessary to support our anticipated increased levels of operations. Delays or problems associated with any improvement or expansion of our operational and financial systems could adversely affect our relationships with our consumers and services providers, harm our reputation and result in errors in our financial and other reporting, any of which could harm our business and operating results.

General business and economic conditions could reduce our sales and profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by general business and economic conditions. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. There could be a number of effects from adverse general business and economic conditions on our business, including reduced consumer demand for our services; inability of consumers to pay for in-home personal care services; decreased consumer confidence; decreased discretional spending; and counterparty failures. If such conditions are experienced in future periods, it could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, damage to our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, and similar events.

Although we maintain insurance consistent with industry practice, the insurance we maintain may not be sufficient to satisfy all claims made against us. We cannot assure you that claims will not be made in the future in excess of the limits of our insurance, and any such claims, if successful and in excess of such limits, may have a material adverse effect on our business or assets. We utilize historical data to estimate our reserves for our insurance programs. If losses on asserted claims exceed the current insurance coverage and accrued reserves, our business, results of operations and financial condition could be adversely affected. Changes in our annual insurance costs and self-insured retention limits depend in large part on the insurance market, and insurance coverage may not continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

Natural disasters, unusual weather conditions, pandemic or epidemic outbreaks, terrorist acts and political events could disrupt business and result in lower sales and otherwise have a material adverse effect on our business, financial performance and results of operations.

The occurrence of one or more natural disasters, such as tornadoes, hurricanes, tsunamis, fires, floods and earthquakes, unusual weather conditions, pandemic or epidemic outbreaks such as COVID-19 or variants, Ebola, Zika or measles, terrorist attacks or disruptive political events, could adversely affect our business. Severe weather, such as hurricanes or extreme temperatures, may restrict the ability of service providers to provide in-home personal care services, thereby reducing our sales and profitability. Natural disasters including hurricanes, tropical storms, tsunamis, floods and earthquakes may damage our facilities, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition, and results of operations.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

DTRT

DTRT is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. (a “De-SPAC Transaction”). DTRT’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares and amounts borrowed under a promissory note from the Sponsor dated May 11, 2021. DTRT borrowed $300,000 under the promissory note since its execution on May 11, 2021, and fully repaid this amount on September 7, 2021. Subsequent to the consummation of the Initial Public Offering, DTRT’s liquidity needs were satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors, may, but are not obligated to, loan DTRT funds as may be required. If DTRT is unable to complete a business combination by December 7, 2022 or during any Extension Period, then DTRT will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about DTRT’s ability to continue as a going concern. For more information regarding DTRT, see the section entitled “Business of DTRT”.

Grizzly Merger Sub

Grizzly Merger Sub is a wholly owned subsidiary of New Pubco formed solely for the purpose of effecting the Business Combination. Grizzly Merger Sub was incorporated under the DGCL on August 9, 2022. Grizzly Merger Sub owns no material assets and does not operate any business.

New Pubco

New Pubco is a wholly owned subsidiary of DTRT formed solely for the purpose of effecting the Business Combination. New Pubco was formed under the DGCL on August 9, 2022. New Pubco owns no material assets and does not operate any business.

Newco

Newco will be formed by the CDH Shareholders under the DGCL prior to consummation of the Business Combination solely for the purpose of effecting the Business Combination. In connection with its formation, the CDH Shareholders will contribute to Newco 100% of the issued and outstanding capital stock of CDH.

CDH

CDH is owned by the CDH Shareholders and was formed under the Montana Business Corporation Act on February 25, 2013. CDH owns 100% of the equity in 18 entities that operate in 14 states throughout the United States and 80% of the equity in one entity that operates in the State of Washington, which will become wholly owned by CDH in connection with the Business Combination.

CDH is a leading national provider of self-directed home care solutions, primarily focused on non-medical personal care for long-term aging and disability clients. CDH is focused on providing clients with self-direction and autonomy for in-home personal care services and provides services and support that help families and people of all ages, including children, older adults and people with disabilities, remain safe, healthy and independent in their own home.

The original operations of CDH were established in 1990 in Missoula, Montana, and CDH now serves individuals across the United States, including in Alaska, Arizona, Colorado, Florida, Idaho, Minnesota, Montana, Nevada, New Mexico, Texas, Virginia, Wisconsin, Washington, and Washington D.C. As of September 30, 2022, CDH served approximately 70,000 people receiving care in their homes.

In-home services are principally provided pursuant to agreements with state Medicaid agencies, federal Veterans Administration providers, local government agencies, Managed Care Organizations (“MCO”), commercial insurers, and private individuals. The agreements pursuant to which CDH provides most of its services tend to be large, long-term agreements that are subject to competitive bidding. There are a limited number of such large contracts for which CDH may compete and they turn over infrequently. CDH is substantially dependent on a small number of contracts with several state agencies, with a revenue concentration of 86.0% among its top four payors as of September 30, 2022, of which 63.5% of revenue was generated by CDH’s Washington Contract. Further, such large contracts require continuous delivery of high-quality performance of services and CDH’s continued employment of talented care providers who plan, implement and deliver services; any issues incurred by CDH in providing such services could affect its business.

For more information regarding CDH, see the section entitled “Business of New Pubco”.

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to DTRT Stockholders as part of a solicitation of proxies by the DTRT Board for use at the Special Meeting to be convened on                , 2022 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to DTRT Stockholders on or about                , 2022. In addition, this proxy statement/prospectus constitutes a prospectus for New Pubco in connection with the issuance by New Pubco of common stock to be delivered to CDH Shareholders in connection with the Business Combination.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at                a.m., New York City time, on                , 2022, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting [ ] and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Proposals

At the Special Meeting, DTRT Stockholders will vote upon:

•	the Business Combination Proposal;

•	the Organizational Documents Proposal;

•	the Advisory Organizational Documents Proposals;

•	the Omnibus Incentive Plan Proposal;

•	the ESPP Proposal; and

•	the Adjournment Proposal.

DTRT’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL, THE ORGANIZATIONAL DOCUMENTS PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE DTRT STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

DTRT has fixed the close of business on                 , 2022 as the “record date” for determining DTRT Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on                , 2022, there were                DTRT Shares outstanding and entitled to vote. Each DTRT Share is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of DTRT Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of DTRT Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and the DTRT Board Recommendation

The Business Combination Proposal

DTRT Stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of the holders of at least a majority of the outstanding DTRT Shares entitled to vote thereon, voting as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. DTRT Stockholders of the Class A common stock and Stockholders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

DTRT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The Organizational Documents Proposal

Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding DTRT Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

DTRT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The Advisory Organizational Documents Proposals

Approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

DTRT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The Omnibus Incentive Plan Proposal

Approval of the Omnibus Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

DTRT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE OMNIBUS INCENTIVE PLAN PROPOSAL.

The ESPP Proposal

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

DTRT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.

Adjournment Proposal

If the chairman of the Special Meeting does not adjourn the Special Meeting, DTRT Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to DTRT Stockholders any supplement or amendment to this proxy statement/prospectus and (iv) to solicit additional proxies if DTRT reasonably determines that it is advisable or necessary to do so in order to obtain DTRT Stockholder approval for the Merger Agreement and thereby approval of the Business Combination.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

DTRT’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Voting Your Shares

DTRT Stockholders may vote electronically at the Special Meeting or by proxy. DTRT recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your DTRT Shares are owned directly in your name with our Transfer Agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a DTRT Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Merger Agreement and the other proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Shares Held in Street Name

If your DTRT Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your DTRT Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of DTRT Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are a DTRT Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•	timely delivering a written revocation letter to the Corporate Secretary of DTRT;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•

attending the Special Meeting and voting electronically by visiting the website established for that purpose at [     ] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) DTRT Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by DTRT’s Officers and Directors

As of the record date, the DTRT directors and officers and their affiliates had the right to vote approximately                DTRT Shares, representing approximately                % of the DTRT Shares then outstanding and entitled to vote at the meeting. DTRT’s Initial Stockholders have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Organizational Documents Proposals, “FOR” the approval of the Omnibus Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Redemption Rights

Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

DTRT’s Initial Stockholders will not have redemption rights with respect to any DTRT Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

•

(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

•

prior to                     , New York City time, on                     , 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that DTRT redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $[80.00] and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.

Holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with DTRT’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that DTRT instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, DTRT will promptly return any public shares previously delivered by public holders.

For illustrative purposes, the cash held in the Trust Account on December 5, 2022 was approximately $236.6 million or $10.28 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of DTRT Shares as they may receive higher proceeds from the sale of their DTRT Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. DTRT cannot assure its stockholders that they will be able to sell their DTRT Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your DTRT Shares (either physically or electronically) to the Transfer Agent, in each case prior to                         , New York City time, on                     , 2022, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, New Pubco will pay public stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither DTRT Stockholders nor DTRT warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Costs of Solicitation

DTRT will bear the cost of soliciting proxies from DTRT Stockholders.

DTRT will solicit proxies by mail. In addition, the directors, officers and employees of DTRT may solicit proxies from DTRT Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. DTRT will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of DTRT Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

[DTRT has engaged a professional proxy solicitation firm, [     ], to assist in soliciting proxies for the Special Meeting. DTRT has agreed to pay [     ] a fee of $[     ], plus disbursements. DTRT will reimburse [     ] for reasonable out-of-pocket expenses and will indemnify [     ] and its affiliates against certain claims, liabilities, losses, damages and expenses. DTRT will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. DTRT’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.]

Other Business

DTRT is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the DTRT Board may recommend.

Attendance

Only DTRT Stockholders on the record date or persons holding a written proxy for any stockholder or account of DTRT as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your DTRT Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit [    ] and enter the control number found on your proxy card. If your DTRT Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.

Assistance

[If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact [    ], the proxy solicitation agent for DTRT, by calling [    ], or banks and brokers can call collect at [    ], or by emailing [    ].]

THE BUSINESS COMBINATION PROPOSAL

The DTRT Stockholders are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. All DTRT Stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

DTRT may consummate the Business Combination only if all of the Condition Precedent Proposals are approved by the DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.

Structure of the Business Combination

The CDH Shareholders will form Newco and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into DTRT, DTRT Stockholders will receive shares of New Pubco common stock in exchange for their DTRT Shares, New Pubco Sponsor Warrants in exchange for their Sponsor Warrants, and New Pubco Warrants in exchange for their Public Warrants, and DTRT will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco (the “First Merger”), and immediately following the First Merger, DTRT will convert into a limited liability company. Following the First Merger, Newco will merge with and into New Pubco, with New Pubco surviving the merger and the CDH Shareholders receiving cash and shares (the “Second Merger” and together with the First Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”).

Consideration to CDH Shareholders

Each share of Newco common stock issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and extinguished and converted into the right to receive (a) an amount of cash equal to the CDH Cash Consideration divided by the total number of shares of Newco common stock issued and outstanding immediately prior to the Second Effective Time and (b) a number of shares of New Pubco common stock equal to the CDH Stock Consideration divided by the total number of shares of Newco common stock issued and outstanding immediately prior to the Second Effective Time. Each share of Newco common stock held in the treasury of Newco immediately prior to the Second Effective Time will be cancelled and no payment or distribution will be made with respect thereto.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of DTRT and CDH. The following is a description of the background of these negotiations and the resulting Business Combination.

DTRT is a blank check company incorporated in Delaware on April 19, 2021 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. DTRT’s intention was to capitalize on the substantial deal sourcing, investing and operating expertise of its management team and advisors in order to identify and combine with one or more businesses in the healthcare industry, specifically home and community based healthcare services, which may have included home health, personal and private duty care, home-based therapy, adult day care, medical transportation, pediatric health, facility based community services, healthcare information technology and software services, care management, behavioral health, staffing, medical devices, and health and wellness programs, among others.

Throughout the summer of 2021, in addition to conducting general preparations for the launch of DTRT’s initial public offering, the DTRT management team and members of DTRT’s board of directors (the “DTRT Board”) met regularly to develop the criteria that would ultimately be used by management to evaluate potential partners to a business combination (such potential partners, including CDH, are referred to herein as the “Potential Targets”). Although the criteria were still being developed, DTRT’s management also began holding meetings (sometimes including members of the DTRT Board) with Potential Targets. DTRT conducted these market-canvassing meetings with over 50 Potential Targets (including CDH). These meetings with the Potential Targets were preliminary in nature with the intent to “canvass the market” and validate the thesis for DTRT’s initial public offering that there were sufficient Potential Targets for a transaction. The content of the meetings was at most limited to an introduction of the Potential Target to the DTRT team (and vice versa) as well as an overview of special purpose acquisition company transactions in general. As part of these market-canvassing efforts, Mark Heaney (“Mr. Heaney”), DTRT’s chief executive officer, contacted Bill Woody (“Mr. Woody”), one of CDH’s founders, in June 2021. Mr. Heaney knew Mr. Woody from past professional dealings involving Addus Homecare (during Mr. Heaney’s time as the chief executive officer of Addus Homecare) and more recently through other business ventures with which Mr. Heaney was associated. At no point during these market canvassing initiatives, or at any other time prior to the consummation of DTRT’s initial public offering, did DTRT or anyone on its behalf, engage in substantive discussions with respect to an initial business combination.

On September 7, 2021, DTRT consummated its initial public offering of 23,000,000 units (including the underwriters’ full exercise of their over-allotment option), with each unit consisting of one share of DTRT Class A Common Stock and one-half of one warrant, generating total gross proceeds of $230,000,000. Simultaneously with the consummation of DTRT’s initial public offering, DTRT consummated the private sale of 11,200,000 Sponsor Warrants to Sponsor, each of which entitles the holder to purchase one share of DTRT Class A Common Stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant, generating gross proceeds of approximately $11,200,000.

After DTRT’s initial public offering, DTRT’s officers, advisors and directors conducted a preliminary review of the Potential Targets with which it held meetings as well as other Potential Targets across several industries including: personal care, home health care, hospice care, pediatric care, rehabilitation, self-directed care, home health franchises, electronic visit verification, staffing, remote monitoring, behavioral health, autism care, wound care, durable medical equipment, programs of all-inclusive care for the elderly, managed care, medical transport and healthcare information technology to identify optimal partners for a business combination. On September 7, 2021, DTRT executed a non-disclosure agreement with CDH and on October 28, 2021, DTRT and CDH executed a letter of intent. In mid-November 2021, DTRT received access to a data room in order to facilitate DTRT’s due diligence review of CDH.

In total, DTRT reviewed over one hundred sixty-six (166) Potential Targets. Of those Potential Targets it was determined that seventy-six (76) of them were not viable candidates for varying reasons including recent events involving the Potential Targets, the timing of a potential transaction with DTRT and its potential impact on the Potential Target and other non-financial factors. Another thirty-eight (38) of the initial one hundred sixty-six (166) Potential Targets were either financially too small or did not otherwise meet several of the criteria identified by DTRT, which included (i) positive value propositions and appropriate unit economics, (ii) a business model that is resilient to economic cycles and/or recessions, (iii) underexploited expansion opportunities, (iv) the ability to benefit from access to the capital markets and public investors, (v) a leading or growing market share relative to peer groups, (vi) talented and motivated management team and (vii) the ability to offer attractive risk-adjusted returns to investors.

DTRT pursued the remaining fifty-two (52) Potential Targets, but in many cases, either the Potential Target did not respond to DTRT’s request to explore a potential business combination or discussions with the Potential Target progressed too slowly and were never substantive.

Of the Potential Targets that progressed past preliminary dialogue, DTRT ultimately:

•	Entered into non-disclosure agreements (none of which contained any standstills) with six such Potential Targets (including CDH);

•	Received management presentations or confidential information memorandums from seven Potential Targets (including CDH);

•	Attended additional in-person or virtual meetings with four Potential Targets (including CDH);

•	Obtained access to a virtual dataroom, and conducted additional due diligence to varying degrees, with respect to three Potential Targets (including CDH); and

•

Presented letters of intent with respect to a business combination to three Potential Targets (CDH, a Potential Target in the home-healthcare space (“Target A”), and another Potential Target in the home-healthcare space (“Target B”)).

Target A entered into exclusivity with a prospective private equity acquiror and terminated discussions with DTRT on September 27, 2021. With respect to Target B, although DTRT and Target B exchanged several drafts of a letter of intent, DTRT ultimately discontinued discussions with Target B on October 29, 2021 in order to enter into the letter of intent with CDH (such letter of intent is herein referred to as the “LOI”). CDH was preferred over Target B and all other Potential Targets remaining at that time for several reasons, including but not limited to, its payor diversification, its management and infrastructure, its total addressable market and size and growth prospects and the fact that the DTRT management team had significant experience with CDH’s core business of personal care. The DTRT management team believed that this experience would not only de-risk the transaction by facilitating due diligence but would also provide DTRT an opportunity to provide greater value to CDH than it could to other Potential Targets (including Target B).

On September 24, 2021, DTRT held an initial meeting with the Bank of Montana (“BOM”), CDH’s lender and advisor, to discuss the prospects for a potential business combination between DTRT and CDH (the “Business Combination”). For the remainder of September and early October, DTRT, BOM and Ben Bledsoe (“Mr. Bledsoe”), Chief Executive Officer of CDH, participated in multiple telephonic conferences. These calls were introductory in nature and provided an opportunity for the DTRT team and CDH management to meet each other. During the course of these calls, DTRT also provided the CDH team with its views on the potential benefits to CDH of the Business Combination. There was some high-level discussion regarding how valuation is established in a SPAC transaction generally, including financial metrics and comparisons versus peers.

Also in early October, DTRT held several telephonic and virtual meetings with BOM where the high-level terms of the Business Combination were discussed. The focus of these discussions was the expected valuation range as well as the key underlying assumptions surrounding that valuation. Additionally, DTRT and BOM discussed anticipated sources and uses for the Business Combination and the composition of cash and stock consideration to be received by the CDH Shareholders.

These preliminary discussions also afforded DTRT an opportunity to perform preliminary business and financial diligence. DTRT and BOM discussed historical and projected financial performance, the experience of CDH’s management team and CDH’s current infrastructure and anticipated short term needs. In addition, DTRT and BOM discussed potential market reactions to CDH’s recent expansion of operations in the State of Washington, which the parties believed presented the potential to not only grow the business in the State of Washington, but also to enhance the profile and credibility of CDH in a manner that would allow it to gain similar wins in other geographies.

On October 7, 2021, the DTRT Board held a telephonic conference with Winston & Strawn LLP, DTRT’s legal counsel (“Winston”), to provide an update regarding these discussions with CDH and to discuss the potential terms that DTRT would propose in a draft LOI if one were to be sent to CDH.

Following this meeting of the DTRT Board, DTRT sent a preliminary draft of the LOI to BOM on October 11, 2021. On October 12, 2021, DTRT and BOM met via teleconference to discuss the terms of the LOI. During this call, BOM conveyed an initial request from CDH to revise the LOI to ensure that the cash consideration of $134 million payable to the CDH Shareholders was a guaranteed payment at the Closing (rather than being subject to reduction in the event there were insufficient funds). BOM also encouraged DTRT to reduce its request to select three of seven members of the combined company’s board of directors.

On October 12, 2021, CDH engaged Holland & Hart LLP (“H&H”) as its legal counsel to provide advice in connection with the LOI, the Business Combination and related matters.

DTRT submitted a revised draft of an LOI to CDH on October 14, 2021. This draft of the LOI ascribed a pre-closing enterprise valuation to CDH of $522 million based on a 14.5x multiple on CDH’s then-projected pro forma earnings before interest, taxes, depreciation and amortization (“EBITDA”) for fiscal year 2022 of $36.0 million. Pursuant to the terms of this draft of the LOI, the shareholders of CDH would receive $134 million of cash consideration as a guaranteed payment if the Closing of the Business Combination were to occur, with the reminder of the deal consideration to be in the form of stock consideration, which would be valued at $10.20 per share. The 14.5x multiple represented a discount to the multiples ascribed to comparable companies, which were then trading at between 16-18x EBITDA.

This draft of the LOI also contemplated:

•	A $5 million cash bonus for management and certain post-closing equity bonuses;

•	An adjustment to the stock consideration payable to the CDH Shareholders based upon a working capital, net debt adjustment and certain transaction expenses;

•	A cap on the amount of financial advisor expenses that would be borne by CDH, with the remainder being paid out of the cash consideration by the CDH Shareholders;

•	A restrictive covenant agreement provided by the CDH Shareholders that contemplated 5-year non-competition, non-solicitation, non-disparagement and confidentiality provisions; and

•	Exclusivity of 120 days binding on CDH, but not DTRT.

In framing its request for exclusivity, DTRT took into consideration both the work required to position CDH to go public and the significant demands on CDH’s time with respect to operating its business, including in connection with ensuring the smooth expansion of operations in the State of Washington.

After submission of the draft LOI, DTRT held a telephonic conference with BOM on October 19, 2021 to discuss CDH’s reaction to the draft LOI (including the lack of a requirement that CDH Shareholders receive tax-free treatment with respect to the stock consideration and the fact that the exclusivity was binding on CDH but not DTRT). DTRT and BOM also discussed anticipated sources of financing for the Business Combination and whether to pursue large debt financing solutions that could provide all the capital required to pay the cash consideration and transaction expenses or – CDH’s preference – to pursue both debt and equity (or convertible equity) solutions. As part of these discussions, DTRT agreed to pursue both debt and equity financing.

From October 19, 2021 to October 22, 2021, members of DTRT management held multiple telephonic conferences with BOM and CDH to further discuss the terms of the LOI.

On October 22, 2021, BOM sent an updated draft of the LOI to DTRT which included:

•	The requirement that the shareholders of CDH receive tax-free treatment with respect to the stock consideration;

•	A $10 million cap on the working capital adjustment; and

•	Exclusivity binding on CDH for 120 days and exclusivity binding on DTRT starting 60 days after execution of the LOI and continuing for 60 days thereafter.

DTRT management deliberated over the request for DTRT to be bound by exclusivity. DTRT management believed, on the basis of its conversations with BOM and CDH, that DTRT exclusivity was an important factor for CDH to proceed further in discussions with DTRT on a Business Combination. However, DTRT management nonetheless considered whether to propose DTRT exclusivity of a shorter duration. DTRT management believed that this exclusivity period would provide CDH with the strong signal of partnership that CDH was seeking. Furthermore, DTRT management believed that – in light of the significant constraints on CDH’s time in connection with the expansion of operations in the State of Washington – this exclusivity period likely reflected the minimum time necessary to conduct due diligence, negotiate definitive documents, raise capital and strongly position CDH for the announcement of a Business Combination. In considering the length of the exclusivity period, DTRT management also considered the status of discussions with other Potential Targets (of which only discussions with Target B had reached negotiations on a letter of intent) and the likely market reception to a transaction with such other Potential Targets, including Target B. Ultimately, DTRT management believed that although the path to announcing and closing a Business Combination may be longer with CDH than with other Potential Targets, CDH was committed to the endeavor and a Business Combination with CDH provided DTRT Stockholders with a unique value creation opportunity.

After this internal deliberation, DTRT and BOM held a telephonic conference on October 26, 2021 to discuss and finalize the terms of the LOI for presentation to the DTRT Board. The key open issues were resolved as follows:

•

Based on its structuring work to date, DTRT was comfortable providing an assurance in the LOI that the transaction would be structured in a manner designed to provide CDH Shareholders with tax-free treatment on the stock consideration.

•	In addition, DTRT was amenable to the proposed cap on the working capital adjustment and to increasing management transaction bonuses from $5 million to $8 million.

•	DTRT agreed to a mutual exclusivity period of 120 days.

On October 28, 2021, the DTRT Board held a telephonic conference for management to provide the DTRT Board with a detailed background of CDH, the history of discussions with CDH to date, CDH’s business and customer profile, the proposed terms of the LOI (including that the LOI ascribed a $522 million Enterprise Value to CDH based on the projected EBITDA that CDH provided to DTRT for fiscal year 2022 of $36 million) and risk considerations (including the fact that the LOI contained a mutual 120-day exclusivity provision and that significant financial diligence had not been conducted on the EBITDA projections provided by CDH to DTRT). The DTRT Board held an extensive discussion on the terms of the LOI, including the 120-day mutual exclusivity provision (and the factors considered by management with respect to such exclusivity provision). Management noted for the DTRT Board that they believed CDH was the ideal business combination candidate for a number of reasons including the size and maturity of CDH, the experience of the management team, the initial projected adjusted pro-forma EBITDA provided by CDH and CDH’s recent significant expansion into the State of Washington. At the end of the meeting, the DTRT Board determined that entering into the LOI was in the best interests of DTRT and its stockholders and approved the entry into the LOI.

Later in the day, DTRT and CDH entered into the LOI.

Following the execution of the LOI through the execution of the Merger Agreement, DTRT and CDH, together with BOM, held in-person or virtual meetings at least twice a week.

During November 2021 these meetings focused on, among other things, overall transaction workstreams and timeline, as well as the retention of various advisors to assist the parties in connection with the Business Combination. While each party was ultimately responsible for hiring its own advisors, in the spirit of partnership, the parties often discussed potential advisors and the reasoning behind the choices.

During the course of these discussions, DTRT indicated to CDH that it needed to engage an investment bank to act as capital markets advisor and additional advisors to assist it with its due diligence endeavors. It was determined by the parties that CDH needed to engage (i) an accounting advisor to assist it in, among other things, preparing to become a public company (including in connection with preparing PCAOB financial statements for audit), and (ii) an independent auditor to audit its 2020 and 2021 financial statements. Ultimately, each party’s advisors were selected for a variety of reasons including but not limited to availability, cost and the advisor’s qualification within the industry and involvement with companies and transactions of similar nature, scope and size.

In addition to the pre-existing engagement of BOM and H&H, CDH engaged (i) a national consulting firm on January 1, 2022 to assist with preparing to become a public company and the production of PCAOB financial statements, and (ii) BDO LLP on February 21, 2022 as its independent auditor to audit CDH’s financial statements for 2020 and 2021.

In December 2021, DTRT engaged (i) CohnReznick to perform quality of earnings, technology, tax and other accounting/financial diligence on the financial statements and operations of CDH, (ii) Health Management Associates to provide a general market assessment with respect to the outlook for self-directed personal care programs, as well as specific diligence of CDH’s self-directed personal care attendant programs, in certain key states in which CDH operated, (iii) Berkeley Research Group, LLC to perform diligence with respect to state markets, referral sources, competition and Medicaid compliance, and (iv) NFP Corp. to review the health, welfare and retirement benefits CDH provided to its employees as well as CDH’s insurance policies. Winston was already engaged by DTRT as legal counsel, and in connection with DTRT’s evaluation of the Business Combination would conduct legal diligence covering general corporate matters, customer/supplier contracts, indebtedness, intellectual property, healthcare and other regulatory compliance matters, data privacy, cybersecurity, real property and labor and employee benefits.

During the month of January 2022, DTRT interviewed various investment banks to serve as its financial advisor in connection with the Business Combination. At the end of this process, DTRT determined to engage Deutsche Bank Securities Inc. (“Deutsche Bank”), and executed an engagement letter with Deutsche Bank on January 14, 2022. On September 28, 2022, DTRT and Deutsche Bank entered into an amendment to this engagement letter pursuant to which, among other things, DTRT appointed Deutsche Bank to also act as its capital markets advisor.

In addition to discussing potential advisors and diligence workstreams, the twice-weekly meetings between DTRT and CDH during the months of January and February were also used as a forum for (i) the parties to discuss the CohnReznick databook based on CDH revenue through November 2021, building of the financial model, projections and pro forma capitalization table, as well as refinements to the foregoing based on CDH’s performance (including with respect to the expansion of its operations into the State of Washington), (ii) CDH to provide general business updates to DTRT, (iii) the parties to discuss the various Business Combination workstreams and identify areas that could impact timing of the Business Combination and (iv) discussion of the status of the audit of CDH’s financial statements. During these meetings, the parties also worked together to prepare and hone a presentation to be utilized in connection with outreach to potential lenders and prospective equity investors.

During the entire diligence process, approximately 5,000 documents were uploaded into the virtual dataroom for review by DTRT and DTRT’s advisors, and DTRT’s advisors conducted numerous due diligence sessions with CDH’s management team.

DTRT and its advisors also commenced detailed discussions with CDH and its advisors in order to align on the appropriate structure for the Business Combination. As the tax-deferred treatment of stock consideration to the CDH Shareholders had been a key consideration for CDH in connection with the entry into the LOI, the focus of the discussions related to various alternative structuring options that were expected to deliver this desired result. At the direction of DTRT, Winston prepared a slide deck presenting three potential structuring alternatives for the Business Combination, each of which would provide tax-deferred treatment for the stock consideration received by CDH Shareholders. Winston sent an initial draft of this presentation to H&H on December 15, 2021. On December 16, 2021, Winston and H&H discussed the presentation and structuring alternatives. The following day, Winston sent to H&H an updated presentation that incorporated adjustments to the presentation based on H&H’s input.

Thereafter, CDH reviewed the presentation and the structuring alternatives with H&H and the national consulting firm engaged to assist CDH with preparing to become a public company. Based on such discussions, CDH and DTRT agreed to pursue the structure referred to as a “double-dummy” structure. This decision was made because CDH determined that the “double-dummy” structure accommodated the CDH goal of providing tax-deferred treatment for the stock consideration received by CDH Shareholders, while also having the virtue of overall simplicity relative to the other structuring alternatives.

Concurrent with these structuring discussions, DTRT was also focused on conducting diligence with respect to the expansion of operations by CDH into the State of Washington. This focused review included diligence of the contract entered into with respect thereto and on the corporate structuring utilized to implement the expansion into the State of Washington through CDH’s subsidiary, Consumer Direct Care Washington, LLC, a Washington limited liability company (“CD Washington”).

As part of this review, Winston identified that CD Washington had Home Care Workers Purpose Trust, a Delaware Noncharitable Purpose Trust (“HCT”), as a minority shareholder. As explained to DTRT, the reason for this minority interest was that a relationship with HCT, and HCT providing oversight of the operations in Washington, was believed by CDH to be of operational and strategic importance. DTRT and its advisors believed that the minority interest may prove confusing to the public markets and was not necessary to serve the interests of HCT that were described to DTRT as HCT’s motivations for the minority interest.

In late December 2021, DTRT determined that it had sufficient information to begin work on a draft of the Merger Agreement. Accordingly, on January 19, 2022, Winston sent an initial draft of the Merger Agreement to H&H, so that the Merger Agreement could be advanced in parallel with DTRT’s ongoing due diligence initiatives. Shortly after the delivery of the initial draft of the Merger Agreement, on February 8, 2022, Winston sent initial drafts of several ancillary documents to H&H including the Stockholders Agreement, the Registration Rights Agreement, the Sponsor Agreement and the Lockup Agreement.

While this work to prepare and negotiate definitive documentation was ongoing, DTRT engaged in discussions with respect to a potential restructuring of the HCT arrangements. As part of these discussions, DTRT and CDH focused on formulating a restructuring proposal to present to HCT, whereby HCT would exchange its minority equity interests in CD Washington for shares of New Pubco. During the course of these discussions, it was determined that oversight of the operations in the State of Washington continued to be a motivating interest for HCT. As a result, the restructuring would also include a management services agreement for HCT with respect to the operations of CD Washington, as well as certain governance rights at CD Washington.

CDH first presented the proposal to HCT in May 2022 and throughout the summer CDH and HCT held several meetings to discuss the overall Business Combination between CDH and DTRT and the details of the exchange of HCT’s interest in CD Washington for shares of New Pubco. The definitive documents for the restructuring were ultimately executed in September 2022. See “Ancillary Agreements Related to the Business Combination — Equity Exchange Agreement ” for a discussion of the material terms of these definitive documents.

Meanwhile, throughout the months of January and February 2022, DTRT and CDH continued to conduct twice-weekly virtual meetings in which the parties continued to refine the financial forecasts, provide status updates on the various workstreams of the Business Combination and due diligence initiatives, and discuss the status of operations ramping up in the State of Washington. Over these same months, work also began in earnest with respect to the audit of CDH’s financial statements for fiscal years 2020 and 2021.

During this timeframe, CDH also engaged in internal discussions with H&H and its other advisors regarding the Merger Agreement and other ancillary documents provided by DTRT with respect to the Business Combination. However, with the focus on (i) ramping up operations in Washington, (ii) beginning the audit process and (iii) refining the financial forecasts, by the end of the initial exclusivity period under the LOI, CDH and H&H had not yet provided a revised draft of the Merger Agreement and ancillary documents.

As a result, DTRT and CDH agreed to extend the exclusivity period in the LOI through the beginning of April 2022. This exclusivity period was ultimately extended multiple times until the Merger Agreement was executed.

During March 2022, DTRT and its advisors continued to conduct diligence (including through site visits, document review and management interviews). DTRT also reviewed the status of its advisors’ due diligence efforts to date in order to understand outstanding and supplemental diligence requests. As a result of this review, Winston and DTRT’s management held telephonic conferences with certain members of CDH’s management and H&H on April 14, 2022 and April 15, 2022 to address certain supplemental diligence requests.

During March 2022, CDH also continued to refine the financial forecasts (based in part on the successful ramp-up of operations in the State of Washington).

As a result of an updated transaction structure agreed upon between CDH and DTRT, Winston sent H&H an updated draft of the Merger Agreement on April 8, 2022 that incorporated the updated structure. Then, on April 15, 2022, H&H sent Winston an updated draft of the Merger Agreement, the Registration Rights Agreement, the Sponsor Agreement, the Lockup Agreement and the Stockholders Agreements and an initial draft of the disclosure schedules.

From April 15, 2022 to the beginning of June 2022, the parties and their respective counsels traded several drafts of the Merger Agreement. These drafts incorporated updates to the structure of the Business Combination that were designed to minimize contractual consents, while still ensuring that the pre-closing CDH Shareholders would not be taxed on the stock consideration even if the SPAC incurred high redemptions and the transaction was fully financed with debt.

In addition, throughout these drafts, the parties attempted to come to an agreement on several open points, including the following:

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An increase in the total value of the consideration to be received by the CDH Shareholders (to among other things, reflect the overall increase in value of CDH as a result of the successful on-ramp of the Washington contract);

•	The addition of a positive adjustment to the stock consideration for any tax deductions available to the combined company resulting from certain transaction expenses;

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The inclusion of additional transaction expenses, including printer and mailing fees and public company preparedness fees, that would be borne by CDH and credited back to the CDH Shareholders in the form of increased stock consideration;

•	The scope of the interim operating covenants applicable to CDH;

•	The mechanics of the working capital adjustment; and

•	The appropriate minimum amount of cash, if any, required to close the Business Combination.

The parties also negotiated key terms of the ancillary agreements, including the following:

•	Demand rights and related expense reimbursements with respect to underwritten offerings and block trades involving both the CDH Shareholders and the Sponsor;

•	The lock-up applicable to both the CDH Shareholders and the Sponsor;

•	The circumstances in which certain officers, directors and stockholders of the parties would be entitled to indemnification and expense reimbursement from New Pubco; and

•	The size of the proposed long term incentive plan and employee stock purchase plan.

In addition, CDH, with input from DTRT, began to negotiate new employment arrangements with certain members of the executive team.

Also, during this timeframe, BDO continued to work on the audited financial statements of CDH, CDH continued to revise its internal projections and the parties continued to work on an investment presentation for potential lenders and PIPE investors.

By late May 2022, it had become clear that the market landscape for transactions involving SPACs had shifted significantly in a few key ways:

•	The high levels of redemptions applicable to deSPAC transactions were unlikely to reverse anytime soon; and

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The market for PIPE transactions had continued to deteriorate, with many prospective PIPE investors either unwilling to commit funds at all or now requiring structured products (such as preferred equity or convertible notes) in lieu of common stock (even common stock at a significant discount).

On May 25, 2022, the DTRT Board met and received an update on the transaction, including with respect to work related to the audit of CDH’s financial statements and the ongoing work of management of CDH to finalize the financial model and forward-looking projections. The DTRT Board also discussed accounting matters (such as revenue recognition policies) that required finalization prior to completing the financial model and forward-looking projections. The DTRT Board also discussed the changing market conditions, including the potential negative impact on a PIPE transaction, and various alternatives (including financing the Business Combination with debt). In particular, the DTRT Board and DTRT management were concerned that the terms of any such PIPE transaction may be unnecessarily dilutive to the equity holders of New Pubco, particularly in light of the view held by DTRT management that the Business Combination could be financed entirely with debt financing.

Following the DTRT Board meeting on May 25, 2022, DTRT discussed with CDH focusing their capital-raising initiatives on debt financing, while – in response to CDH’s desire to maintain minimal debt leverage—nonetheless maintaining the flexibility to raise capital from the equity markets.

Towards the end of June 2022, CDH and DTRT (with the help of their respective financial and legal advisors) finalized a presentation for potential lenders to solicit term sheets for debt financing arrangements for the Business Combination. As part of these initiatives, DTRT reached out to 27 potential debt financing sources. Of these debt financing sources, 25 requested to receive the presentation for potential lenders. After conducting virtual meetings with 23 potential lenders, DTRT and CDH received four term sheets for debt financing arrangements, including a letter of intent from the eventual debt financing partner (the “Debt Partner”).

From mid-July 2022 to late August 2022, DTRT met with CDH and BOM several times to discuss the terms sheets that DTRT had received for debt financing. The parties ultimately agreed to negotiate the letter of intent with the Debt Partner and, on September 28, 2022, CDH ultimately executed a non-binding letter of intent with the Debt Partner for up to $150 million in debt financing. The parties anticipate that, on a consolidated basis, the proceeds from the debt financing with the Debt Partner, together with CDH’s cash on its balance sheet at closing, will be sufficient to pay the cash consideration to the CDH Shareholders and DTRT’s and BOM’s transaction expenses.

The changing market conditions also impacted how the parties negotiated the Merger Agreement. For example, in July and August 2022, the parties (with the help of their counsel) agreed to try to execute definitive documentation and announce the Business Combination prior to having the debt and/or equity financing commitments fully committed. In pursuit of this goal, Winston and H&H traded several drafts of the Merger Agreement and the parties and their counsel and other advisors held several virtual negotiation sessions. In an effort to respond to the challenging market and allow flexibility to react to further changes, DTRT agreed to provide CDH a consent right over all debt and equity financing that was entered into between the announcement of the Merger Agreement and the closing of the Business Combination and to provide CDH the ability to terminate the Merger Agreement if the board of directors of CDH withdrew its recommendation with respect to the Business Combination. In addition, certain terms in the Merger Agreement were discussed and ultimately agreed to as a function of general market conditions, including, but not limited to, a reduction to the initial cash consideration to be paid to the CDH Shareholders (to preserve cash on the combined company’s balance sheet), the addition of an adjustment to the cash consideration to make the CDH Shareholders “whole” for any adverse tax consequences that result from CDH’s change in its accounting method from cash basis to accrual basis for the 2022 fiscal year, the inclusion of certain exceptions to the restrictions on the operation of each party’s business between signing and closing, the removal of certain closing conditions related to debt ratios and/or minimum cash conditions and the condition related to the combined company’s debt to equity value ratio, the circumstances (if any) in which termination fees and/or expense reimbursements would be paid by either party and an overall cap on damages. The parties also negotiated key terms of the ancillary agreements, including demand rights and related expense reimbursements with respect to underwritten offerings and block trades involving both the CDH Shareholders and the Sponsor, the lock-up applicable to both the CDH Shareholders and the Sponsor, the circumstances in which certain officers, directors and stockholders of the parties would be entitled to indemnification and expense reimbursement from the post-closing combined company and the size of the proposed long term incentive plan and employee stock purchase plan. By the end of August 2022, DTRT and CDH had negotiated nearly all open items in the Merger Agreement and ancillary documents (other than the mechanics for determining the target working capital).

Given the amount of time that had elapsed between the initial quality of earnings analysis, which was based on November 2021 month-end financial data provided by CDH and CDH’s financial performance in the interim (including the roll-out of significant operations in the State of Washington), DTRT asked Cohn Reznick to update its financial diligence work and provide a quality of earnings report based on CDH’s most recently available month-end financial information (which at the time was for March 2022).

In early August 2022, in response to changing market conditions for deSPAC transactions, including as a result of proposed new rules promulgated by the SEC, DTRT held discussions with several banks with respect to engaging them to provide an opinion on the Business Combination. After having narrowed the list of candidates down to three firms, DTRT selected Lincoln to conduct an analysis of the proposed Business Combination and to provide an opinion as to whether the Merger Consideration to be paid by DTRT in the proposed Business Combination was fair, from a financial point of view, to DTRT and the holders of DTRT’s common stock other than: (i) the Sponsor; (ii) holders of DTRT common stock who elect to redeem their shares prior to or in connection with the Business Combination; and (iii) officers, directors or affiliates of DTRT or the Sponsor (the “DTRT Unaffiliated Stockholders”). In selecting Lincoln, the DTRT Board considered, among other things, the fact that Lincoln is regularly engaged in the valuation of businesses and their securities, especially in the healthcare industry, and the provision of fairness opinions in connection with various transactions. DTRT and Lincoln subsequently entered into a written engagement letter formalizing the terms of Lincoln’s engagement with DTRT.

During this timeframe, CDH received additional data from the State of Washington regarding, among other things, the population served. CDH and DTRT believed this new data might have a positive impact on the results of operations of CDH and its forward-looking projections. Accordingly, in August and September 2022, CDH and DTRT reviewed this new data in order to, among other things, ensure its accuracy and determine its impact on the results of operations of CDH and its forward-looking projections.

On August 11, 2022, the DTRT Board held a video meeting to provide the board members with an update on the Business Combination and conduct general housekeeping matters. Mr. Robbins and Mr. Sheehan provided an update to the DTRT Board on the negotiation of, and preparations for, the Business Combination, including the status of the financial model, BDO’s audit of CDH and the debt and equity financing raises. During the course of these discussions, Mr. Sheehan advised the DTRT Board that CDH had continued to outperform expectations, including by achieving June EBITDA that was significantly higher than expected. Mr. Sheehan advised the DTRT Board that, as a result of this outperformance and additional data provided by the State of Washington, financial performance in 2023 was expected to be materially stronger than what had previously been expected and the management of CDH and DTRT were working together to revise the financial model and the forward-looking projections. The DTRT Board then discussed whether such financial outperformance and stronger forward-looking projections would result in a request by CDH to increase the enterprise valuation ascribed to the Business Combination. However, DTRT management advised the DTRT Board of their belief that CDH would continue to honor the enterprise valuation previously agreed upon (when peer multiples had been higher, but expectations with respect to CDH’s financial performance were lower). Winston then advised the members of the DTRT Board of their fiduciary duties in connection with the potential Business Combination and provided the DTRT Board with a high-level review of the key Merger Agreement terms (as well as points that remained subject to negotiation).

On September 22, 2022, the DTRT Board held a video meeting to provide the board with an update on the Business Combination. Mr. Heaney provided an update to the DTRT Board regarding the status of the Business Combination, including that the parties were very close to presenting a final Merger Agreement for the DTRT Board’s consideration. He also provided an overview of CDH’s financial out-performance compared to initial expectations when the LOI was signed, as well as CDH’s continued growth prospects. Mr. Sheehan then provided the DTRT Board with a more detailed review of CDH’s financial performance and the extent of the work undertaken by both DTRT and CDH management to ensure a high level of confidence in CDH achieving such forward-looking projections. He also reminded the DTRT Board that CDH’s continued outperformance (including based on the additional data received from the State of Washington) had required the forward-looking projections to be updated during the months of August and September to properly reflect such outperformance and discussed the revised forward-looking projections that resulted from that work. The DTRT Board then discussed the enterprise valuation ascribed to CDH in connection with the Business Combination, noting that although peer multiples had trended downward since the execution of the LOI, CDH’s outperformance in that same timeframe resulted in the enterprise valuation continuing to represent a fair value for DTRT and its stockholders. After receiving an update on, among other things, the status of capital raising initiatives and documentation related to the Business Combination (including the Merger Agreement), Mr. Heaney concluded the meeting by indicating that the DTRT Board would be asked to meet in the coming days in order to approve the Merger Agreement and the Business Combination.

On September 27, 2022, the DTRT Board held a video meeting to consider the terms of the Merger Agreement and the other definitive agreements contemplated thereby, with representatives of Winston and Lincoln also in attendance. At this meeting, Winston summarized the material transaction terms in the Merger Agreement and the ancillary transaction documents and for the Business Combination for the DTRT Board. Following the overview provided by Winston, representatives of Lincoln reviewed with the DTRT Board Lincoln’s financial analysis of the proposed Business Combination and rendered an oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders.

Following Lincoln’s presentation, Deutsche Bank led a discussion with the DTRT Board regarding valuations that may be ascribed to CDH in connection with the Business Combination. After this discussion, Deutsche Bank summarized for the DTRT Board the post-signing action steps that Deutsche Bank, CDH and DTRT would take.

The comparable companies considered by DTRT were (i) Addus HomeCare Corporation, (ii) Amedisys, Inc., (iii) Aveanna Healthcare Holdings Inc., (iv) Enhabit, Inc., (v) Modivcare Inc. and (vi) the Pennant Group. Among this group, Addus HomeCare Corporation, Amedisys, Inc. and Aveanna Healthcare Holdings Inc. were viewed to be the most comparable companies to CDH. Both during and after these summary reviews, the DTRT Board engaged in extensive discussion, including with respect to the certainty of closing the Business Combination and with respect to DTRT’s obligations between signing the Merger Agreement and closing the Business Combination.

Following discussion, the DTRT Board determined that proceeding with the Business Combination was in the best interests of DTRT and all of its stockholders and unanimously approved DTRT’s entry into the Merger Agreement and the other definitive agreements.

On September 28, 2022, the parties entered into the Merger Agreement and the other definitive agreements contemplated thereby. On September 29, 2022, DTRT and CDH issued a press release announcing the entry into the Merger Agreement.

DTRT Board’s Reasons for the Approval of the Business Combination

On September 27, 2022, the DTRT Board (i) approved the execution of the Merger Agreement and the transactions contemplated thereby and (ii) directed that the Merger Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to the stockholders of DTRT for approval and adoption, and recommended that our stockholders approve and adopt the Merger Agreement, related transaction documentation and such other proposals. Before reaching its decision, the DTRT Board discussed and reviewed with management the results of management’s due diligence, which included:

•	public research on industry trends, trading volume projections and other industry factors;

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extensive meetings, calls and virtual conferences with CDH’s management team and representatives regarding operations, company services, financial prospects, ramp-up of the expansion of operations in the State of Washington, and the pipeline of potential new contracts, among other customary due diligence matters;

•	review of CDH’s material business including corporate books and records, customer contracts, government regulations, information technology and certain other legal and environmental due diligence;

•	financial and accounting diligence; and

•	refinement of the financial model in conjunction with management of CDH.

The DTRT Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the DTRT Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the DTRT Board may have given different weight to different factors in their evaluation of the Business Combination.

In the prospectus for its IPO, DTRT identified the following general criteria and guidelines that it believed would be important in evaluating prospective target businesses, although DTRT indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines.

•	Subsector Attractiveness and Market Position: DTRT targeted companies with favorable macro industry dynamics, specifically involving regulatory and reimbursement opportunities.

•	Valuation Proposition and Unit Economics: DTRT focused on target entities with a commitment to clinical and quality excellence which provide high levels of healthcare services on the right side of the cost equation, driving improved health for patients, cost savings for payors and high returns and attractive unit economics for investors. In particular, DTRT targeted entities that had sufficient size and density within their geographies to generate meaningful positive patient outcomes and who were well-positioned to enter into risk-based reimbursement strategies.

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Business Model/Stage: DTRT searched for companies that were resilient to economic cycles and at an inflection point where they are able to create stockholder value by developing and monetizing new products or services.

•	Organic and Acquisition Growth Potential: DTRT sought potential targets with significant embedded and/or underexplored expansion opportunities.

•	Competitive Position: DTRT searched for companies with leading or growing market share relative to its peer group.

•	Management Team: DTRT was focused on companies with strong, experienced and well-rounded management teams already in place.

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Will Benefit from Access to Public Investors: DTRT sought public-company ready targets with strong management, corporate governance, internal policies and procedures and general culture to provide for a successful transition into the public markets.

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Will Offer Attractive Risk-Adjusted Returns to Stockholders: DTRT targeted to consummate a transaction on terms and in a manner that maximized the potential upside from growth in the target business’ earnings and improved capital structure and minimized any identified downside risk.

These illustrative criteria were not intended to be exhaustive. DTRT stated in the prospectus for its IPO that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that its management may deem relevant; provided, however, that DTRT may enter into a business combination with a company that does not meet some or all of these guidelines.

In considering the Business Combination, the DTRT Board concluded that it met all the above criteria. In particular, the DTRT Board considered the following positive factors, although the DTRT Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the DTRT Board may have given different weight to different factors in their evaluation of the Business Combination.

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Addressable Market: The total addressable market for home care is approximately $110 billion with an anticipated annual growth rate of 5.1% from 2021 to 2026. We estimate that the personal care market makes up $81 billion of that market and is one of the fastest-growing segments of the economy with home care workers’ anticipated job growth through 2029 doubling that of the next-fastest growing profession. These estimates are based on a combination of third party industry reports and publicly available information such as state healthcare budgets, with adjustments and assumptions management believes to be reasonable given their deep experience in and knowledge of the industry. The estimates contain numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and which are beyond DTRT’s and CDH’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” These projections represent management’s best estimates, which involve inherent uncertainties and the application of their judgment. The various material assumptions we considered in developing the estimates with respect to the growth of the total addressable market for home care include, but are not limited to: an increase in patient and policymaker preferences to deliver services in the home, driving greater share of spending to home care based solutions versus institutional settings, which is anticipated to lead to addressable market growth of 1.5 to 2.0 percent on an annual basis from 2021 to 2026; growth of the disabled and chronically ill elderly population eligible for HCBS services, which is anticipated to lead to addressable market growth of 1.5 to 3.0 percent on an annual basis from 2021 to 2026; the adoption of changes in law and regulations that enable greater access to personal care solutions, which is anticipated to lead to addressable market growth of 0.5 to 3.0-4.0 percent on an annual basis from 2021 to 2026; and changes in Medicaid reimbursement rates, which are anticipated to lead to addressable market growth of 0.5 to 2.0-3.0 percent on an annual basis from 2021 to 2026. The growth of the personal care market relative to other sectors of the economy is based on these assumptions as well as management’s assumptions regarding anticipated levels of growth in other sectors of the economy. CDH is already a leading provider of personal care solutions with more than 70,000 clients and 95,000 active caregivers across 14 states with 66 payor sources.

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Regulatory Support: We believe the home care market, which is intended to defer and deflect from hospitalization and nursing homes, enjoys bipartisan support (with respect to Medicaid). In addition, the evolving reimbursement landscape included the American Rescue Plan Act of 2021, which provides for a 10% increase in federal matching funds for Medicaid home and community based services from April 1, 2021 through March 31, 2022 if certain conditions are met, incentivizing states to initiate or expand their HCBS programs with funds available for use until March 31, 2025. CDH’s business is overwhelmingly delivered under state government contracts where there is a guaranteed term, guaranteed rates and complete or substantial exclusivity. Given its long history focused on self-directed care, CDH believes it is a pioneer in the self-directed market, where clients select their own caregiver rather than have one assigned by a staffing agency.

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Scalable Business Model: The home care business model is a streamlined business model with high cash flows. Consumers receive care in their home and the government is the payor. CDH contracts with federal and state governmental agencies (including the Veterans’ Administration) and private insurers to handle direct care and administrative functions to support the provision of care.

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Reduced Staffing Dependency: Because many providers are identified by a client through the client’s existing community contacts and often involve a pre-existing personal relationship, CDH’s model generally results in lower levels of third-party staffing dependency, which helps shield the business from the industry’s acute labor shortage, lessening the overhead and inefficiencies involved in recruitment, churn and staffing agency models. While the self-directed model of care lessens the impact of staffing shortages, staffing shortages still occur and CDH continues to experience challenges in recruiting and retaining caregiving staff.

•	Robust Team: CDH’s management team has considerable experience in the personal care industry and has a strong track record of being able to win bids for additional services in new markets.

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Value to Stockholders: The Business Combination implies a $527 million pre-closing enterprise value which represents a sizeable discount to public trading market valuations of comparable companies across other home care providers. The set of comparable companies to CDH was selected based on the existing universe of publicly traded companies at the time of approval of the transaction.

Under the Merger Agreement, DTRT has agreed to indirectly acquire all of the outstanding equity interests of CDH for approximately $527 million in aggregate consideration (to be paid in cash and shares of common stock of New Pubco at a price of $10.20 per share). The cash consideration is expected to be $118.35 million, subject to the following adjustments: (i) certain advisor expenses will be paid out of such cash consideration on behalf of the CDH Shareholders; and (ii) an increase for certain tax adjustments. The remainder of the aggregate consideration will be paid in shares of common stock of New Pubco. The stock consideration is subject to the following adjustments: (i) an increase for CDH’s cash on hand as of closing; (ii) a decrease for CDH’s indebtedness as of Closing; (iii) a decrease for certain advisor expenses to be paid out of such cash consideration on behalf of the CDH Shareholders; (iv) an increase or decrease for CDH’s working capital as compared to a working capital target; (v) an increase or decrease for the amount by which CDH’s transaction expenses are less than (or greater than) $7 million; and (vi) an increase for credited expenses paid by CDH. The total consideration represents a market value of equity in excess of 80% of the assets held in DTRT’s Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account), a requirement for an initial business combination under our Certificate of Incorporation.

The DTRT Board relied on the following sources: (i) due diligence on CDH’s business operations; (ii) extensive research reports and data related to the U.S. health and in-home care industry; and (iii) CDH management’s collective experience in the health and in-home care industry, public markets transactions generally, constructing and evaluating financial models/projections and conducting valuations of businesses. The DTRT Board also reviewed the financial analysis and oral opinion delivered by Lincoln to the DTRT Board on September 27, 2022 (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders, as more fully described in “The Business Combination Proposal—Opinion of Lincoln International LLC.” The DTRT Board concluded that the proposed Business Combination was fair and reasonable, given the growth prospects and other compelling aspects of the transaction.

The DTRT Board also considered the fact that members of our management and the DTRT Board may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of DTRT’s Sponsor, Directors and Officers in the Business Combination.” However, the DTRT Board concluded that the potentially disparate interests were disclosed in the IPO Prospectus and would exist or may be even greater with respect to a business combination with another target company.

DTRT’s Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•

Potential Inability to Complete the Business Combination. The DTRT Board considered the possibility that the Business Combination may not be completed and the potential adverse consequences to DTRT if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to factors outside of the control of the parties to the transaction. The Business Combination Agreement also includes an exclusivity provision that prohibits DTRT from soliciting other initial business combination proposals, which restricts DTRT’s ability to consider other potential initial business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

•

The Risk that DTRT’s Unaffiliated Stockholders Would Vote Against the Business Combination Proposal or Exercise Their Redemption Rights. The DTRT Board considered the risk that some of the current Unaffiliated Stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account. Further, the fact that Unaffiliated Stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive an Unaffiliated Stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants, which would be worthless if the Business Combination is not completed.

•

CDH’s Business Risks. The DTRT Board considered that there were risks associated with successful implementation of CDH’s long-term business plan and strategy and CDH realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The DTRT Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that DTRT Stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. In addition, the DTRT Board considered the risks presented by CDH’s concentration of net service revenue, including with respect to continued financial performance and to stock price trading following completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

•

Post-Business Combination Corporate Governance. The DTRT Board considered the corporate governance provisions of the Merger Agreement and CDH’s anticipated organizational documents and the effect of those provisions on the governance of CDH following the Closing. In particular, they considered that, assuming no redemptions by DTRT Stockholders, the CDH Shareholders will control shares collectively representing approximately 61.0% of CDH’s voting power upon completion of the Business Combination and have the right to designate a majority of directors to the initial board of directors of the combined company and will have a right to approve or reject transactions involving New Pubco.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants by CDH. The DTRT Board considered that the terms of the Merger Agreement provide that neither DTRT nor its stockholders will have any recourse against CDH or the CDH Shareholders after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of the CDH representations, warranties or covenants set forth in the Merger Agreement.

•

Litigation. The DTRT Board considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The DTRT Board considered the fees and expenses associated with completing the Business Combination, which it estimated to be approximately $[ ] million.

•

Diversion of Management. The DTRT Board considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on CDH’s business.

Opinion of Lincoln International LLC

On September 27, 2022, Lincoln International LLC (“Lincoln”) rendered its oral opinion to the DTRT Board (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders.

Lincoln’s opinion was directed to the DTRT Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement, and did not address any other terms, aspects or implications of the Mergers, or any agreements, arrangements or understandings entered into in connection with the Mergers. The summary of Lincoln’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex H to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the DTRT Board, DTRT or any security holder as to how to act or vote on any matter relating to the Mergers or otherwise.

In connection with rendering its opinion, Lincoln, among other things:

•	Reviewed the following documents:

•	Draft audited financial statements for CDH for the fiscal years ended December 31, 2020 and December 31, 2021 provided to Lincoln by CDH;

•	Unaudited financial statements for CDH for the seven-month period ended July 31, 2022 provided to Lincoln by CDH;

•	The quality of earnings report prepared by CohnReznick dated August 2022 for the period ended March 31, 2022;

•	Audited financial statements for DTRT for the fiscal year ended December 31, 2021, as filed with the SEC on Form 10-K and provided to Lincoln by DTRT;

•	Unaudited financial statements for DTRT for the six-month period ended June 30, 2022, as filed with the SEC on Form 10-Q and provided to Lincoln by DTRT;

•

The budget and financial projections for CDH for the fiscal years ending December 31, 2022, December 31, 2023 and December 31, 2024, prepared by management of CDH and provided to Lincoln and approved for Lincoln’s use by DTRT (the “CDH Projections”);

•	The pro forma equity ownership table and estimated sources and uses schedule provided to Lincoln in the CDH Projections;

•

A letter addressed to Lincoln by management of DTRT which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Lincoln by or on behalf of DTRT, dated September 27, 2022;

•	A draft of the Merger Agreement dated September 15, 2022;

•	The Equity Exchange Agreement dated September 12, 2022 by and among New Pubco, CD Washington, CDH and HCT; and

•	The Lender Presentation dated as of June 2022 prepared by CDH and DTRT.

•	Discussed the business, financial outlook and prospects of CDH, as well as the terms and circumstances surrounding the Mergers, with management of CDH and DTRT;

•

Reviewed certain financial, stock trading and other information for CDH, and compared that data and information with certain financial, stock trading and corresponding data and information for companies with publicly traded securities that Lincoln deemed relevant, none of which was directly comparable to CDH;

•

Reviewed certain financial, stock trading and other information for CDH and the Mergers, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that Lincoln deemed relevant, none of which was directly comparable to CDH and the Mergers;

•

Performed certain valuation and comparative financial analyses including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that Lincoln deemed relevant; and

•	Considered such other information and financial, economic and market criteria and analyses that Lincoln deemed relevant.

In performing its analyses and rendering its opinion with respect to the Mergers, Lincoln, with DTRT’s consent:

•

Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information Lincoln reviewed, and did not assume any responsibility for the independent verification of, nor independently verified, any of such information;

•	Relied upon the assurances of the management of each of CDH and DTRT that they were unaware of any facts or circumstances that would make such information materially incomplete or misleading;

•

Assumed that the financial forecasts, including the CDH Projections, provided to Lincoln by DTRT and CDH were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of CDH as to the future financial performance of CDH and the other matters covered thereby, and Lincoln assumed no responsibility for and expressed no opinion on the assumptions, estimates, and judgments on which such forecasts, including the CDH Projections, were based;

•

Assumed that the Mergers, the Contribution and the Financing would be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations;

•

Assumed that the long-term incentive plan of New Pubco would be approved and adopted in accordance with the terms outlined by DTRT and other documents made available to Lincoln (including the pro-forma capitalization table reflected in the CDH Projections), without waiver, modification or amendment of any term, condition or agreement therein that was material to Lincoln’s analysis;

•

Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Mergers, no modification, delay, limitation, restriction, or condition would be imposed that would have an adverse effect on CDH, DTRT, New Pubco or the Mergers;

•

Assumed that the Mergers, the Contribution and the Financing would be consummated in accordance with the terms outlined by DTRT and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that was material to Lincoln’s analysis;

•

Assumed that there would be no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of CDH or DTRT since the date of the most recent financial statements made available to Lincoln, other than for any such changes that were reflected in the CDH Projections;

•

Assumed for purposes of Lincoln’s analyses and opinion that the value of the shares of New Pubco common stock to be issued in connection with the Second Merger would be $10.20 per share, based on the terms of the Merger Agreement;

•	Assumed that the final terms of the Mergers would not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

•	Assumed that the final versions of all documents (including the Merger Agreement) would conform in all material respects to the drafts reviewed by Lincoln.

Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Lincoln as of the date thereof. Although subsequent developments may affect Lincoln’s opinion, Lincoln does not have any obligation to update, revise or reaffirm its opinion. Lincoln has relied upon the assessments of the management of DTRT and CDH as to, among other things, the potential impact on DTRT, CDH and New Pubco of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the health care industry and the geographic regions and local communities in which DTRT, CDH and New Pubco operate. Lincoln assumed that there would not be any developments with respect to any such matters that would have an adverse effect on DTRT, CDH, New Pubco or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Lincoln’s analyses or opinion. In preparing its opinion, Lincoln did not take into account any tax consequences of the transaction to any holder of DTRT common stock or CDH common stock. The DTRT Board advised Lincoln that the parties intend that the Contribution, the First Merger and the Second Merger, taken individually, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and Lincoln assumed that the Contribution, the First Merger and the Second Merger would otherwise qualify for the intended tax treatment contemplated by the Merger Agreement.

Lincoln did not evaluate CDH’s or DTRT’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of CDH or DTRT or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not perform any financial analyses to evaluate the value of DTRT or to derive valuation reference ranges for shares of DTRT common stock or New Pubco common stock for purposes of comparison with the Merger Consideration or otherwise. Lincoln was not requested to, nor did Lincoln, participate in the negotiation or structuring of the Business Combination. Lincoln was not requested to, nor did Lincoln, seek alternative candidates for the Business Combination.

Lincoln’s opinion (i) did not address the underlying business decision of the DTRT Board or DTRT to proceed with or effect the Mergers or the relative merits of the Mergers as compared to other transaction structures, transactions or business strategies that may be available to DTRT or the effect of any other transaction in which DTRT might engage, and did not address whether the Merger Consideration to be paid by DTRT pursuant to the Merger Agreement was the best possibly attainable under the circumstances, (ii) did not address the capital structure of DTRT or New Pubco, whether New Pubco should be issuing debt or equity securities or a combination of both in connection with the Mergers or the Financing, or the form, structure or any aspect or terms of any debt or equity financing for the Mergers or the Financing or the likelihood of closing such financing, (iii) did not address the individual circumstances of specific stockholders of DTRT or New Pubco (including holders of shares of DTRT Class B common stock or warrants to purchase shares of DTRT common stock) with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, (iv) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor), (v) did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of DTRT, New Pubco or any other party), (vi) did not constitute advice or a recommendation to the DTRT Board or any security holder as to how they should act or vote with respect to any matter relating to the Mergers (including as to whether they should redeem any shares of DTRT common stock in connection with the SPAC Stockholder Redemption (as defined in the Merger Agreement)), and (vii) only addressed the fairness from a financial point of view to DTRT and the DTRT Unaffiliated Stockholders of the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement and did not address any other terms, aspects or implications of the Mergers, or any agreements, arrangements or understandings entered into in connection with the Mergers or otherwise (including, without limitation, the terms and conditions of the securities offered in the initial public offering of DTRT, or the terms and conditions of the Contribution, the First Merger or the Financing). Lincoln expressed no opinion as to the fairness of any portion or aspect of the Mergers to (a) the holders of any class of securities, creditors or other constituencies of DTRT or any other party, except as expressly set forth in Lincoln’s opinion, or (b) any one class or group of DTRT’s security holders, creditors or other constituencies vis-à-vis any other class or group of DTRT’s security holders, creditors or other constituents (including, without limitation, the allocation of any Merger Consideration among or within such classes or groups of security holders, creditors or other constituents). The decision as to whether to proceed with the Mergers or any related transaction depends on an assessment of various factors, many of which were unrelated to the financial analyses on which Lincoln’s opinion was based.

Lincoln expressed no opinion as to what the market price or value of the DTRT common stock or the New Pubco common stock or any other publicly traded securities issued by DTRT, CDH, Newco or New Pubco would be after the announcement or consummation of the Mergers (including as compared to the amount which holders of DTRT common stock may receive on redemption of their shares in connection with the SPAC Stockholder Redemption). Lincoln’s opinion should not be construed as a valuation opinion, credit rating or solvency opinion, an analysis of DTRT’s or New Pubco’s credit worthiness, as tax advice, or as accounting advice. Lincoln also expressed no opinion about the amount or nature of any compensation or equity arrangement to be given to DTRT’s, New Pubco’s or CDH’s officers, directors or employees, or any class of such persons, in connection with the Mergers relative to the Merger Consideration in the Mergers.

Set forth below is a summary of the material financial analyses reviewed by Lincoln with the DTRT Board on September 27, 2022 in connection with rendering Lincoln’s opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Lincoln. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by Lincoln. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before September 26, 2022 and is not necessarily indicative of then-current market conditions.

The following summary of Lincoln’s financial analyses includes information presented in tabular format. Several financial analyses were employed and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide a particular perspective of the Merger Consideration. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute complete analyses. Considering the tables below without considering the full narrative description of Lincoln’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. Lincoln did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the Merger Consideration. Lincoln did not place any specific reliance on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion.

Summary of Lincoln’s Financial Analysis

Implied Enterprise Value of CDH

For purposes of its financial analyses described below, Lincoln assumed that the enterprise value of CDH implied by the Merger Consideration in the Business Combination was equal to $527 million, as provided in the Merger Agreement. The aggregate value of the Merger Consideration to be paid by DTRT in the Second Merger was equal to $527 million, consisting of (i) the CDH Cash Consideration of $118.35 million and (ii) the CDH Stock Consideration (calculated as a number of shares of New Pubco common stock equal to the Company Equity Value of $527 million, as defined in the Merger Agreement, minus the CDH Cash Consideration, divided by $10.20). The Merger Consideration is subject to certain closing adjustments pursuant to the Merger Agreement, as to which adjustments Lincoln expressed no opinion.

Discounted Cash Flow Analysis

Lincoln performed a discounted cash flow analysis of CDH. A discounted cash flow analysis is a valuation methodology used to derive an intrinsic valuation of a company by calculating the present value of its estimated future cash flows. Lincoln performed a discounted cash flow analysis of the projected unlevered free cash flows of CDH for the fiscal years 2022 through 2024. Free cash flow was based on the forecasted unlevered after-tax net operating profits (including stock-based compensation expense) adjusted for non-cash charges, working capital investments and capital expenditures. The tax rate utilized in the discounted cash flow analysis was 27.8%, as provided by CDH management. Lincoln calculated the net present value of the projected unlevered free cash flows utilizing an estimate of CDH’s weighted average cost of capital for the discount rate. For purposes of its discounted cash flow analysis, Lincoln utilized and relied upon the CDH Projections, which provided a financial forecast for the fiscal years 2022 through 2024, and other financial information provided by CDH management. For further information regarding the CDH Projections, see “The Business Combination—Certain Company Projected Financial Information.”

In calculating the net present value of the unlevered free cash flows in the discounted cash flow analysis, Lincoln utilized a weighted average cost of capital range of 10.75% to 11.75%. The selected discount rate range was selected giving consideration to market-based and company-specific risks and was based on Lincoln’s professional judgment and experience. Lincoln calculated CDH’s terminal value by multiplying the selected range of enterprise value to EBITDA multiples of 9.5x to 11.5x by CDH’s terminal year estimated EBITDA (including stock-based compensation expense of approximately $8.4 million for fiscal year 2024, based on the CDH Projections). Lincoln discounted the indicated terminal values to present value using the selected range of discount rates. Based on these assumptions, Lincoln’s discounted cash flow analysis indicated an estimated enterprise value for CDH of $605 million to $725 million, as compared to the implied enterprise value of CDH in the Business Combination of $527 million.

Selected Public Companies Analysis

Lincoln performed a selected public companies analysis for CDH. Although none of the selected public companies is directly comparable to CDH, Lincoln selected the public companies for its analysis based on their degree of similarity to CDH, primarily in terms of operations, geographic footprint, size, and historical and projected financial performance as compared to CDH. Lincoln analyzed the selected public companies listed below:

•	Addus HomeCare Corporation

•	Amedisys, Inc.

•	Aveanna Healthcare Holdings Inc.

•	Enhabit, Inc.

•	ModivCare Inc.

•	The Pennant Group, Inc.

The table below summarizes observed historical and projected multiples of enterprise value to last 12 months (“LTM”) revenue, LTM earnings before interest, taxes, depreciation and amortization (“EBITDA”), estimated fiscal year 2022 EBITDA (“2022E EBITDA”), estimated fiscal year 2023 EBITDA (“2023E EBITDA”), and estimated fiscal year 2024 EBITDA (“2024E EBITDA”) for the selected public companies, in each case as of September 26, 2022. The EBITDA estimates for fiscal years 2022, 2023 and 2024 for the selected public companies were derived based on certain publicly available historical financial data and equity research analyst estimates for the selected public companies.

The results of this analysis were as follows:

Selected Public Companies Analysis

Financial Metric	Low	High	Mean	Median
LTM Revenue	0.92x	1.75x	1.26x	1.09x
LTM EBITDA	8.3x	21.0x	13.9x	12.7x
2022E EBITDA	8.0x	15.7x	12.4x	12.5x
2023E EBITDA	7.8x	14.0x	10.9x	10.9x
2024E EBITDA	7.3x	12.9x	10.0x	9.9x

None of the selected public companies was identical to CDH. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex consideration and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of CDH.

Selected M&A Transactions Analysis

Lincoln reviewed publicly available information related to selected mergers and acquisitions transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s industry and operational similarity, the relative size of the transaction, and the availability of public information related to the selected transaction.

Selected M&A Transactions Analysis

Announcement Date	Target	Acquiror
March 2022	LHC Group, Inc.	OptumHealth, Inc.
October 2020	Help At Home, Inc.	Centerbridge Partners, L.P.; The Vistria Group, LLC
September 2020	Simplura Health Group	The Providence Service Corporation (via Socrates, LLC)
December 2018	Civitas Solutions, Inc.	Centerbridge Partners, L.P.
November 2017	Almost Family, Inc.	LHC Group, Inc.
November 2015	Infinity HomeCare, LLC	Amedisys, Inc.

The table below summarizes observed historical multiples of enterprise value to LTM revenue and LTM EBITDA for the target companies in the selected M&A transactions. The LTM revenue and LTM EBITDA figures for the selected target companies were obtained based on certain publicly available historical financial data for the selected M&A transactions.

Selected M&A Transactions Analysis

Financial Metric	Low	High	Mean	Median
LTM Revenue	0.86x	2.77x	1.50x	1.26x
LTM EBITDA	8.4x	22.4x	13.6x	11.9x

Note: LTM Revenue for Help At Home, Inc. was not available and is not included in the calculation of the summary statistics.

No company or transaction utilized in the selected M&A transactions analysis was identical or directly comparable to CDH or the Business Combination.

Summary of Selected Public Companies / Selected M&A Transactions Analyses

To estimate a range of enterprise values for CDH, Lincoln multiplied its selected range of enterprise value to 2023E EBITDA multiples of 9.5x to 11.5x by CDH’s 2023E EBITDA (based on the CDH Projections and including stock-based compensation expense of approximately $6.3 million for fiscal year 2023 as per the CDH Projections) to determine a range of implied enterprise values for CDH. This analysis indicated a reference range of implied enterprise values for CDH of approximately $580 million to $705 million, as compared to the implied enterprise value of CDH in the Business Combination of $527 million.

Valuation multiples were selected, in part, by taking into consideration historical and projected financial performance metrics of CDH relative to such metrics of the selected public companies and selected M&A transactions target companies, including, but not limited to, the size of CDH on a revenue and EBITDA basis, historical, estimated and projected EBITDA margins compared to the selected public companies, and historical, estimated and projected revenue and EBITDA growth compared to the selected public companies.

Summary of Analysis

The range of indicated enterprise values for CDH that Lincoln derived from its discounted cash flow analysis and its selected public companies and selected M&A transactions analysis were $605 million to $725 million and $580 million to $705 million, respectively. Lincoln derived a concluded enterprise value range for CDH based on the average of the enterprise value ranges implied by the discounted cash flow analysis and the selected public companies and selected M&A transactions analyses, which resulted in a concluded enterprise value range for CDH of $592.5 million to $715 million, as compared to the implied enterprise value of CDH in the Business Combination of $527 million.

Miscellaneous

Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to DTRT, New Pubco, CDH and each of their respective affiliates, for which Lincoln and its affiliates would expect to receive compensation. Lincoln was engaged by DTRT on September 16, 2022 to render an opinion to the DTRT Board as to whether the Merger Consideration to be paid by DTRT in the proposed Business Combination was fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders. Lincoln will receive a fee for its services of approximately $600,000, of which a portion was payable at the time Lincoln was engaged by DTRT, and the remainder of which will become payable upon the earlier of the closing or termination of the Business Combination. No portion of Lincoln’s fee in connection with the delivery of its opinion is contingent upon either the conclusion reached in its opinion or the consummation of the Mergers. Pursuant to the engagement letter between Lincoln and DTRT, DTRT agreed to customary expense reimbursement and indemnification provisions. No other fees have been paid to Lincoln and its affiliates by DTRT or CDH during the past two years.

Certain Company Projected Financial Information

CDH’s management prepared certain non-public internal financial projections (the “initial CDH unaudited financial projections”) regarding CDH’s anticipated future operations based on assumptions that CDH’s management believed to be reasonable at the time for the fiscal years ending December 31, 2022 through December 31, 2024. The initial CDH unaudited financial projections were based on estimates and assumptions made by CDH’s management prior to and around the signing of the Merger Agreement and speak only as of that time. The initial CDH unaudited financial projections are not included in this proxy statement/prospectus to induce any DTRT Stockholder to vote in favor of the adoption of the Business Combination Agreement or any other proposals to be voted on at the Special Meeting, but because such information was made available to DTRT and the DTRT Board.

The initial CDH unaudited financial projections were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The initial CDH unaudited financial projections were prepared primarily for internal use, capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or stockholders. The initial CDH unaudited financial projections assume that CDH would continue to operate as a stand-alone company and reflect the impacts of the Business Combination. You are cautioned not to rely on the initial CDH unaudited financial projections in making a decision regarding the transaction, as such information may be materially different than actual results.

The initial CDH unaudited financial projections reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond CDH’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.”

The initial CDH unaudited financial projections contain forward-looking statements that are based on growth assumptions that are inherently subject to uncertainties and contingencies, many of which are beyond CDH’s control. Because the CDH unaudited financial projections cover multiple years, such information by its nature becomes less predictive with each successive year. The inclusion of the initial CDH unaudited financial projections in this proxy statement/prospectus should not be regarded as an indication that CDH, any of its representatives or any other person considered, or currently considers, this information necessarily predictive of actual future results or events, and they should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. In addition, CDH does not endorse the initial CDH unaudited financial projections as a reliable indication of future results.

The initial CDH unaudited financial projections were requested by, and disclosed to, DTRT for use as a component of its overall evaluation of CDH and are included in this proxy statement/prospectus because they were provided to the DTRT Board and Lincoln in connection with the DTRT Board’s evaluation of the Business Combination. CDH has not warranted as to the accuracy, reliability, appropriateness or completeness of the CDH unaudited financial projections to anyone, including DTRT. Neither CDH’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of CDH compared to the information contained in the CDH unaudited financial projections, and none of them intends to or undertakes any obligation to update or otherwise revise the CDH unaudited financial projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying such projections are shown to be in error. Accordingly, the CDH unaudited financial projections should not be looked upon as “guidance” of any sort. CDH will not refer to this information in its future periodic reports filed under the Exchange Act.

The initial CDH unaudited financial projections were prepared by, and are the responsibility of, CDH’s management. BDO USA, LLP (“BDO”), CDH’s independent registered public accounting firm, has not audited, reviewed, examined, compiled or otherwise applied agreed-upon procedures with respect to the CDH unaudited financial projections presented herein and, accordingly, expresses no opinion or any other form of assurance with respect to such information. The BDO report included in this proxy statement/prospectus relates to historical financial information of CDH. It does not extend to the CDH unaudited financial projections and should not be read to do so.

The key elements of the initial CDH unaudited financial projections provided to DTRT are summarized in the table below (in millions of dollars, unaudited; figures may not total exactly due to rounding).

	2022E	2023E		2024E
Revenue	$1,697	$2,319	(3)	$2,557
Gross Profit	$215	$228		$251
Operating expenses (1)	$141	$161		$173
Adjusted EBITDA (2)	$73	$68		$78

(1)

Operating expenses adjusted to exclude the impact of non-recurring expenses (stabilization of Washington and transaction related expenses). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CDH” for additional details.

(2)	Adjusted EBITDA was calculated on a consolidated basis.
(3)

The projected revenue increase from 2022 to 2023 reflects the fact that CDH was still enrolling Washington clients and caregivers during the first half of 2022, and the Washington contract was fully enrolled for 2023.

The initial CDH unaudited financial projections were prepared using a number of assumptions, including the following assumptions that CDH believed to be material:

•	CDH presented its growth strategy as dependent on the success of current contracts.

•

Projected gross revenue is based on a variety of operational assumptions, including: expected organic growth of CDH’s Washington clients and expansion into new states; projections to win new contracts supported by strong industry growth; expected reimbursement rates; and access to additional capital to execute on the growth strategy.

•	Projected costs of services are driven by assumptions about labor rate per hour and hours per client per month.

In making the assumptions above, CDH’s management relied on a number of factors, including:

•	Its over thirty years of experience as a provider of self-directed personal care solutions;

•	Its best estimates of growth in existing states and the ability to attract and retain high-quality employees; and

•	Third party forecasts for growth of the home care industry.

Following the preparation of the initial CDH unaudited financial projections, CDH continued to review and update the initial CDH unaudited financial projections as a result of changes to CDH’s historical financial statements identified during the audit of those financial statements. The most significant of these changes related to accruals for services provided during a period, but for which care providers submitted their hours worked subsequent to period end, and the accounting treatment of certain excise taxes. CDH provided updated financial projections reflecting an increase in Adjusted EBITDA to DTRT following the signing of the Merger Agreement. The updated financial projections were not provided to Lincoln and Lincoln was not asked to update its analysis based on the updated financial projections.

The key elements of these updated unaudited financial projections provided to DTRT are summarized in the table below (in millions of dollars, unaudited).

	2022E	2023E		2024E
Revenue	$1,677	$2,266	(3)	$2,499
Gross Profit	$216	$224		$247
Operating expenses (1)	$137	$156		$171
Adjusted EBITDA (2)	$82	$68		$76

(1)

Operating expenses adjusted to exclude the impact of non-recurring expenses (stabilization of Washington and transaction related expenses). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CDH” for additional details.

(2)	Adjusted EBITDA was calculated on a consolidated basis.
(3)

The projected revenue increase from 2022 to 2023 reflects the fact that CDH was still enrolling Washington clients and caregivers during the first half of 2022, and the Washington contract was fully enrolled for 2023.

CDH does not expect to further update the unaudited financial projections. While presented with numerical specificity, the projections are forward-looking and reflect numerous estimates and assumptions with respect to future industry performance as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to CDH’s business, including the Company’s expectations of winning certain unsigned contracts, all of which are difficult to predict and many of which are beyond CDH’s control, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The reconciliation of projected Adjusted EBITDA to the most closely related projected GAAP measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from the non-GAAP measure. The Company believes that providing estimates of the amounts that would be required to reconcile the Company’s projected Adjusted EBITDA to projected net income (loss) would imply a degree of precision that would be confusing or misleading to investors for this reason.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period expired on November 21, 2022.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — DTRT’s Board of Directors Reasons for the Approval of the Business

Combination,” the DTRT Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering with respect to DTRT’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

Interests of DTRT’s Directors and Officers in the Business Combination

DTRT’s Current Charter provides that DTRT renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of DTRT and such opportunity is one that DTRT is legally and contractually permitted to undertake and would otherwise be reasonable for DTRT to pursue, and to the extent the director or officer is permitted to refer that opportunity to DTRT without violating another legal obligation. We believe there were no such corporate opportunities that were not presented as a result of these provisions in our Current Charter. Accordingly, this provision in the Current Charter did not impact our search for a business combination target.

In considering the recommendation of the DTRT Board in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a DTRT Stockholder. You should be aware that the interests set forth in more detail below present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders — as such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. These interests include, among other things:

•

If we are unable to complete our initial business combination by December 7, 2022 or during any Extension Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the DTRT Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by December 7, 2022 or during any Extension Period. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. In addition, given the difference in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Sponsor Warrants, even if the trading price of the New Pubco common stock after the Closing is as low as $2.01 per share.

•

DTRT currently plans to hold a special meeting in December 2022 seeking stockholders’ approval to amend its Current Charter (the “Charter Amendment Proposal”) to extend the date by which DTRT has to consummate a business combination from December 7, 2022 (the date that is 15 months from the closing of DTRT’s Initial Public Offering) to March 7, 2023 (the date that is 18 months from the closing date of DTRT’s Initial Public Offering).

•

Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 11,200,000 Sponsor Warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing 30 days following the Closing for one share of DTRT Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by December 7, 2022 or during any Extension Period, then the proceeds from the sale of the

Sponsor Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $2.46 million based upon the closing price of $0.22 per warrant on Nasdaq on December 2, 2022.

•

Mr. Heaney, DTRT’s CEO and Executive Chairman, has an indirect economic interest in the Founder Shares and DTRT Sponsor Warrants purchased by the Sponsor as a result of his position as the manager of the Sponsor.

•

Our independent directors, Ms. Martin, Ms. Mehta and Ms. Christopher, each have an indirect economic interest in 50,000 Founder Shares purchased by the Sponsor as a result of their service on the Board. In addition, the three independent directors indirectly purchased, through their investment in the Sponsor, 83,333, 16,667 and 66,667 Founder Shares, respectively. Ms. Mehta is anticipated to be a director of New Pubco following the Business Combination.

•

Our Sponsor, officers and directors will lose their entire investment in us of $11,315,000, comprised of the following, if we do not complete a business combination by December 7, 2022 or during any Extension Period:

•	$25,000 purchase price for 5,750,000 Founder Shares;

•	$11,200,000 purchase price for the Sponsor Warrants; and

•

Repayment of an interest-free loan of $90,000 by the Sponsor, because the loan will become repayable only after the Closing of the Business Combination, or the date on which DTRT determines that it is unable to effect a business combination

•

Certain of our officers and directors may continue to serve as officers and directors of New Pubco after the Closing. As such, in the future they will determine the compensation paid to New Pubco’s directors and officers.

•

Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if DTRT fails to complete a business combination by December 7, 2022 or during any Extension Period.

•

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•

Following the Closing, our Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to DTRT and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has loaned DTRT $90,000 for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•

Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by DTRT from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

The Sponsor has invested in DTRT an aggregate of $11,315,000, comprised of the $25,000 purchase price for 5,750,000 Founder Shares, the $11,200,000 purchase price for the Sponsor Warrants and a $90,000 loan to DTRT. Ms. Martin, Ms. Mehta and Ms. Christopher, DTRT’s independent directors, each have an indirect economic interest in 50,000 Founder Shares purchased by the Sponsor as a result of their service on the Board. In addition, the three independent directors indirectly purchased, through their investment in the Sponsor, 83,333, 16,667 and 66,667 Founder Shares, respectively. The existence of financial and personal interests of the DTRT directors and officers described above may result in a conflict of interest on the part of one or more of them between what he or she may believe is best for DTRT and what he or she may believe is best for him or her in determining whether or not to grant a waiver in a specific situation. In particular, the existence of the interests described above may incentivize DTRT’s officers and directors to complete an initial business combination, even if on terms less favorable to DTRT Stockholders compared to liquidating DTRT, because, among other things, if DTRT is liquidated without completing an initial business combination, the Founder Shares (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $             million based on the closing price of the DTRT Class A common stock of $             on Nasdaq on             , 2022) and the Sponsor Warrants (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $             million based on the closing price of the DTRT public warrants of $             on Nasdaq on             , 2022) would be worthless.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent CDH’s good faith estimate of such amounts.

(in thousands)	Assuming No Redemptions	Assuming Full Redemption
Sources
Proceeds from Trust Account	$235,612	$235,612
Rollover equity	503,884	503,884
Term loan	75,000	75,000
Revolving line of credit	40,000	40,000
Cash from CDH balance sheet (1)	—	77,282

Total Sources	$854,496	$931,778

Uses
Redemptions to Public Stockholders	$—	$235,612
Rollover equity	503,884	503,884
Cash consideration to CDH Shareholders (2)	118,350	118,350
Cash to balance sheet	158,330	—
Refinancing of legacy debt (3)	8,882	8,882
Management bonus payments	9,000	9,000
Estimated fees and expenses	56,050	56,050

Total Uses	$854,496	$931,778

(1)

In a full redemption scenario, there will not be sufficient cash available from the potential Debt Financing and a portion of the CDH Cash Consideration will be sourced from the closing date consolidated balance sheet or an alternative source of financing.

(2)

Pursuant to the Merger Agreement, the cash consideration to the CDH Shareholders will be $118 million, less $18 million of fees to be paid out of such amount to the financial advisor to CDH and the CDH Shareholders, representing the CDH Shareholders’ portion of such obligation.

(3)

Reflects the repayment of all outstanding debt on the CDH balance sheet as of September 30, 2022 which will be replaced with the Debt Financing per the terms of the term sheet with the Debt Financing Source.

Debt Financing

In connection with the Business Combination, CDH has entered into a non-binding letter of intent with a Debt Financing Source to obtain up to $150 million in Debt Financing for the transaction. Pursuant to the letter of intent, the Debt Financing would be structured with up to $75 million in an asset-based revolving credit facility (which may, in the Debt Financing Source’s sole discretion, be upsized by $50 million), with $40 million of such amount being funded at closing of the Debt Financing, and up to $75 million, or up to 1.66x trailing twelve-months pro forma adjusted EBITDA, in a senior secured term loan facility. The letter of intent is subject to customary conditions precedent as determined by the Debt Financing Source, and it is possible that other conditions precedent may be required by the Debt Financing Source following the completion of its due diligence. The letter of intent provides that loans under the asset-based revolving credit facility will bear interest at the sum of (a) the greater of 2.25% and the three-month SOFR term rate plus (b) 3.25% per annum and the senior secured term loan facility will bear interest at the sum of (a) the greater of 2.25% and the three- month SOFR rate plus (b) 5.75% per annum. The proceeds of the Debt Financing will be used (a) to fund the Business Combination, (b) to fund cash to the balance sheet and refinance existing debt, (c) to fund certain tax obligations, (d) to pay fees, costs and expense associated with the Debt Financing and (e) for general working capital of CDH. The Debt Financing will, upon closing of the Debt Financing, be secured by a perfected, first-priority security interest in and lien upon all of the assets (tangible and intangible) of CDH and the proceeds thereof and a pledge of equity of CDH (subject to any applicable health care regulatory limitations). We currently expect to complete the Debt Financing substantially on the terms set forth in the letter of intent and expect that the Debt Financing will be satisfactory to CDH. However, we remain in discussions with the Debt Financing Source regarding definitive documentation and can offer no assurance that the Debt Financing will be completed on the terms set forth in the letter of intent, if at all.

Directors and Executive Officers of New Pubco After the Business Combination

Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of Nasdaq, the following is a list of the persons who are anticipated to be New Pubco’s directors and executive officers following the Business Combination:

Name	Position
Ben Bledsoe	President and Chief Executive Officer and Member of the Board of Directors
Jeff Harriott	Vice President and Chief Technology Officer
Beth Peterson	Vice President and Chief Operating Officer
Daryl Holzer	Chief Financial Officer
Jim McInnis	Chief Administrative Officer
Jack Nichols	Chief Information Officer
Mickey Ogg	Chief Development Officer
William Woody	Member of the Board of Directors
Tony Crawford	Member of the Board of Directors
Greer Woody	Member of the Board of Directors
Rebecca Kellenberg	Member of the Board of Directors
Mark Heaney	Member of the Board of Directors
Dipa Mehta	Member of the Board of Directors

For a description of the executive officers and board members of New Pubco, please see “New Pubco Management After the Business Combination.”. On the Closing Date, New Pubco will enter into customary indemnification agreements with the foregoing individuals, which indemnification agreements will continue to be effective immediately following the Closing.

Stock Exchange Listing

DTRT’s units, Class A common stock and Public Warrants are publicly traded on Nasdaq under the symbols “DTRTU,” “DTRT” and “DTRTW,” respectively. DTRT filed a listing application for New Pubco common stock and public warrants with Nasdaq, and it believes that New Pubco will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination. If the application is approved, upon consummation of the Business Combination, it is expected that the New Pubco common stock and public warrants will trade on Nasdaq under the symbols “CDCN” and “CDCNW”, respectively. DTRT will not have units traded following the Closing of the Business Combination.

Accounting Treatment

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, DTRT is treated as the acquired company and CDH is treated as the accounting acquirer for financial statement reporting purposes. CDH has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances that are expected to be in place following the consummation of the Business Combination: (i) CDH’s existing shareholders will have the greater voting interest in New Pubco under both the No Redemptions and Full Redemption Scenarios as of immediately following the consummation of the Business Combination; (ii) by virtue of such estimated voting interest upon the consummation of the Business Combination, CDH’s existing shareholders will have the ability to control decisions regarding the election and removal of directors and officers of New Pubco following the consummation of the Business Combination; (iii) CDH’s senior management will be the senior management of New Pubco; and (iv) the majority of the members of the New Pubco Board will be appointed by CDH.

Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of CDH, with the Business Combination being treated as the equivalent of CDH issuing stock for the net assets of DTRT, accompanied by a recapitalization.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of the holders of at least a majority of the outstanding DTRT Shares entitled to vote thereon, voting as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

DTRT’s Sponsor and DTRT’s directors and officers have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — Voting Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the DTRT Board

THE DTRT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE DTRT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of DTRT’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of DTRT and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of DTRT’s Directors and Officers in the Business Combination” for a further discussion.

THE MERGER AGREEMENT

The following describes certain aspects of the Business Combination, including the material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. Capitalized terms not defined in this proxy statement/prospectus have the definitions provided in the Merger Agreement. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by DTRT, Grizzly Merger Sub, New Pubco and CDH. The representations and warranties made in the Merger Agreement by DTRT, Grizzly Merger Sub, New Pubco and CDH were qualified and subject to important limitations agreed to by DTRT and CDH in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC. Moreover, some of the representations and warranties were qualified by the matters contained in the confidential disclosure schedules that DTRT and CDH each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Finally, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of DTRT or CDH, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 291. DTRT will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Closing and Effective Time of the Mergers

Unless DTRT and CDH otherwise mutually agree in writing, the Closing will take place as promptly as practicable, on the third business day after the date on which all of the Closing conditions set forth in Article IX of the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Business Combination) (such date, the “Closing Date”). See “The Merger Agreement — Conditions to Closing” beginning on page 148 for a more complete description of the conditions that must be satisfied prior to Closing.

On the Closing Date, New Pubco and Newco will effect the Business Combination by filing a certificate of merger with the Delaware Secretary of State, and the Business Combination will become effective at the time the certificate of merger has been duly filed or at such later time as may be agreed by Newco and New Pubco in writing and specified in the certificate of merger.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be consummated during the first quarter of 2023. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the date that is 270 days following the date of the Merger Agreement (the “Termination Date”), the Merger Agreement may be terminated by either DTRT or CDH. However, a party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Termination Date is due primarily to the failure of the party seeking to terminate the Merger Agreement to fulfill any obligations of such party set forth in the Merger Agreement. See “The Merger Agreement — Termination” beginning on page 151 for a more complete description of the termination provisions set forth in the Merger Agreement.

Covenants and Agreements

Conduct of CDH Business Prior to the Completion of the Mergers

CDH has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to conduct and operate its business in the ordinary course in all material respects, and maintain the existing relations and goodwill with its customers, suppliers, joint venture partners, distributors and creditors, in all material respects.

In addition to the general covenants above, CDH has agreed that prior to the Effective Time, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent (email being sufficient) of DTRT (which may not be unreasonably withheld, conditioned or delayed and which will be deemed to have been given if DTRT has not responded to any request for consent within 48 hours):

•	change or amend its certificate of incorporation, limited liability company agreement, certificate of formation, bylaws or other organizational documents;

•

make, declare, set aside, establish a record date for or pay any dividend or distribution, other than (a) any dividends or distributions from any wholly-owned subsidiary of CDH (or other CDH subsidiary that exists as of the date of the Merger Agreement) either to CDH or any other wholly-owned subsidiaries of CDH (or other CDH subsidiary that exists as of the date of the Merger Agreement) and (b) dividends payable to the CDH Shareholders that are reasonably necessary for the payment of Taxes of the CDH Shareholders; provided that, no later than five (5) Business Days prior to the making of a divided described in clause (b), CDH shall (x) deliver supporting schedules and work papers from CDH’s current accounting firm and any additional materials reasonably requested by DTRT that are reasonably necessary in order to understand the calculations that were relevant for purposes of determining the amount of such dividend; and (y) allow DTRT and its advisors to have reasonable access to the appropriate representatives, as reasonably requested by DTRT, in order to review such information;

•

except in the ordinary course of business or with respect to contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements entered into in connection with transactions otherwise permitted by the Merger Agreement, materially and adversely modify, materially and adversely amend, waive any material right under, or terminate specified contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements, in each case that are legally binding upon CDH or its properties or assets; provided that consent will not be required with respect to the extension of such contracts on terms that are not materially worse than the terms of such contracts prior to such extension;

•

(i) issue, deliver, sell, transfer, pledge or dispose of, or place any lien (other than a permitted lien or a lien on any equity securities of any of CDH’s subsidiaries that are not owned by CDH) on, any equity securities of CDH or any of its subsidiaries or (ii) issue any equity securities of CDH or its subsidiaries;

•

sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any lien (other than permitted liens) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property owned by CDH) of CDH or any of its subsidiaries, other than (i) equipment or intellectual property owned by CDH deemed by CDH in its reasonable business judgment to be obsolete, no longer valuable or not worth the costs of maintaining or registering the item, (ii) transactions among CDH and its subsidiaries or among its subsidiaries, or (iii) in the ordinary course of business;

•

settle any pending or threatened claim, action, suit, charge, complaint, audit, investigation, arbitration or legal, judicial or administrative proceeding (i) to the extent such settlement includes an agreement to accept or concede injunctive relief restricting CDH or any of its subsidiaries in a manner materially adverse to CDH or (ii) to the extent such settlement involves any alleged criminal wrongdoing;

•

except as in the ordinary course of business (i) terminate (other than for “cause” or due to death or disability) the employment of any key employees, (ii) hire any individual who would be, upon such hire, a key employee (except as necessary to replace any terminated key employee); or (iii) take any action to accelerate any payments, severance or benefits, or the funding of any payments, severance or benefits, payable or to become payable to any key employee;

•	implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that require notice under the WARN Act;

•

without providing prompt written notice to DTRT of such action, (i) modify, extend, or enter into any collective bargaining agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employee of CDH or any of its subsidiaries;

•

waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any key employee in connection with the termination of services thereof;

•

other than with respect to a subsidiary of CDH that exists as of the date of the Merger Agreement or any wholly owned subsidiary of CDH, directly or indirectly acquire by merging or consolidating with, or by purchasing substantially all of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case, that would be material to CDH or any of its subsidiaries, taken as a whole, and other than in the ordinary course of business;

•

make any loans or advance any money or other property to any person, except for (i) advances in the ordinary course of business to employees, officers or independent contractors of CDH or any of its subsidiaries for expenses not to exceed $10,000 individually, or $50,000 in the aggregate, (ii) prepayments and deposits paid to suppliers of CDH or any of its subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of CDH or any of its subsidiaries in the ordinary course of business, and (iv) loans or advances among CDH and its wholly owned subsidiaries or other subsidiaries of CDH that exist as of the date of the Merger Agreement or among the wholly owned subsidiaries or other subsidiaries of CDH that exist as of the date of the Merger Agreement;

•

redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any equity securities of CDH or any of its subsidiaries, except for (i) the acquisition by CDH or any of its subsidiaries of any equity securities of CDH or its subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between or among CDH, a subsidiary of CDH that exists as of the date of the Merger Agreement and a wholly owned subsidiary of CDH;

•

adjust, split, combine, subdivide, recapitalize or reclassify equity securities of CDH or any of its subsidiaries, except for any such transaction by a wholly owned subsidiary of CDH that remains a wholly owned subsidiary of CDH after consummation of such transaction;

•	make any material change in accounting principles or methods of accounting, other than as may be required by GAAP or applicable law (including to obtain compliance with PCAOB auditing standards);

•

adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of CDH or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement);

•

other than in the ordinary course of business, as would not be material, as permitted by the Merger Agreement, or as required by applicable law, (i) make, change or revoke any tax election in a manner inconsistent with past practice, (ii) adopt, change or revoke any accounting method with respect to taxes (excluding the change in accounting method from cash basis to accrual basis), (iii) amend any tax return in a manner inconsistent with past practice, (iv) settle or compromise any tax liability or any action, audit or other similar proceeding related to taxes, (v) enter into any closing agreement with respect to any taxes, (vi) consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, (vii) knowingly surrender any claim for a refund of taxes, or (viii) enter into any tax allocation, tax sharing, tax indemnification or similar agreement or arrangement (other than (A) any agreement not primarily relating to taxes or (B) an agreement among any of CDH and its subsidiaries);

•

take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the transactions contemplated in the Merger Agreement from qualifying for their respective intended tax treatments, provided that (i) CDH will only be required to use commercially reasonable efforts to take or permit to be taken such action or inaction and (ii) CDH will not be in breach of this paragraph unless such action is reasonably likely to negatively and materially impact the pre-closing DTRT equity holders or Sponsor, and provided further that, nothing in this paragraph will require CDH or any of its subsidiaries to (1) violate applicable Law or the Organizational Documents of CDH or any of the CDH subsidiaries or (2) consent to or obtain any Financing;

•

(i) incur, create or assume any additional indebtedness in excess of $20,000,000, (ii) except as reasonably required to permit any CDH actions under the foregoing clause (i), modify the terms of any indebtedness, or (iii) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for indebtedness, in each case, other than any (A) Indebtedness incurred in connection with the Financing, (B) indebtedness incurred in the ordinary course of business, (C) indebtedness incurred between CDH and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries, (D) extensions of credit to customers or (E) guarantees of indebtedness of a wholly owned subsidiary of CDH;

•

enter into any CDH related party contract or amend in any material respect any existing CDH related party contract (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are officers or directors of CDH or its subsidiaries in their capacity as an officer or director); or

•	enter into any agreement, or otherwise become obligated, to do any action prohibited under the foregoing.

Conduct of DTRT, Grizzly Merger Sub and New Pubco Prior to the Completion of the Merger

DTRT has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to conduct and operate its business in the ordinary course in all material respects. In addition, DTRT has agreed that prior to the Effective Time, except as expressly contemplated by the Merger Agreement, it will not, without the written consent of CDH (which, with certain exceptions, may not be unreasonably withheld, conditioned or delayed):

•	change, modify or amend the Trust Agreement, the DTRT organizational documents or enter into or amend any other agreement related to the Trust Account;

•

(i) make, declare, set aside, establish a record date for or pay any dividends on, or make any other distribution in respect of any outstanding equity securities of DTRT, New Pubco or Grizzly Merger Sub, (ii) split, combine or reclassify any equity securities of DTRT, New Pubco or Grizzly Merger Sub, or (iii) other than in connection with the redemption of any shares of DTRT Class A common stock, extension of one or more times, in accordance with DTRT’s organizational documents, or by amendment to DTRT’s organizational documents, the deadline by which DTRT must complete its Business Combination (each an “Extension”), or as otherwise required by DTRT’s organizational documents in order to consummate the transaction contemplated by the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity securities of DTRT, New Pubco or Grizzly Merger Sub;

•

(i) make, change or revoke any tax election in a manner inconsistent with past practice, (ii) adopt, change or revoke any accounting method with respect to taxes, (iii) amend any tax return in a manner inconsistent with past practice, (iv) settle or compromise any tax liability or any action, audit or other similar proceeding related to any amount of taxes, (v) enter into any closing agreement with respect to any taxes, (vi) consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, (vii) knowingly surrender any claim for a refund of taxes, or (viii) enter into any tax allocation, tax sharing, tax indemnification or similar agreement or arrangement (other than any commercial agreement entered into in the ordinary course of business and not primarily relating to taxes);

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take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the transactions contemplated by the Merger Agreement from qualifying for the intended tax treatment, provided that, in each case, DTRT will only be required to use commercially reasonable efforts to take or permit to be taken such action or inaction, and provided further that nothing in the Merger Agreement will require DTRT to (i) violate applicable law or the organizational documents of DTRT, (ii) consent to or obtain any financing, (iii) distribute cash from the Trust Account to the stockholders of DTRT or (iv) cause the pre-closing DTRT equity holders or Sponsor to exchange their shares of DTRT common stock for equity securities of an entity other than New Pubco;

•

enter into, renew, modify or amend in any material respect, waive any material right under or terminate any transaction or contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements, in each case that are legally binding upon DTRT or its properties or assets, other than those that DTRT reasonably believes are necessary to effect the Closing;

•	waive, release, compromise, settle or satisfy any pending or threatened claim (which will include, but not be limited to, any pending or threatened action) or compromise or settle any liability;

•

incur or assume any indebtedness or guarantee any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities, other than Working Capital Loans of up to $1,500,000;

•	except as expressly contemplated by the Merger Agreement, establish, adopt or enter into any benefit plan;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of DTRT, Grizzly Merger Sub or New Pubco (other than the transactions contemplated by the Merger Agreement);

•	adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any equity securities of DTRT, Grizzly Merger Sub or New Pubco;

•	directly or indirectly acquire by merging or consolidating with, or by purchasing any assets of, or by purchasing any equity security in, or by any other manner, any individual, firm, corporation,

partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind;

•

other than in connection with any Financing, (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities (other than Sponsor Warrants to be issued to DTRT’s affiliates or stockholders in satisfaction of the Working Capital Loans incurred in compliance with the Merger Agreement), (B) amend, modify or waive any of the terms or rights set forth in, any Sponsor Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein or (C) acquire any Equity Securities in any person or form any subsidiary;

•	make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

•	enter into any DTRT related party transaction;

•	make, or commit to make, any capital expenditures; or

•	enter into any agreement, or otherwise become obligated, to do any action prohibited under the foregoing.

HSR Act and Regulatory Approvals

CDH and DTRT agreed to exercise their respective reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by the Merger Agreement as soon as practicable and any and all action necessary or advisable to obtain, file with or deliver to, as applicable, any consents of any governmental authorities necessary to consummate the Business Combination.

CDH and DTRT made all filings requested pursuant to the HSR Act on October 13, 2022. CDH and DTRT have further agreed to (i) respond as promptly as reasonably practicable to any requests by any governmental authority for additional information and documentary material that may be requested pursuant to the HSR Act; provided, that neither party will extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other and (ii) request early termination of any waiting period under the HSR Act (to the extent early termination is available). CDH has agreed to pay all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Merger Agreement; provided that DTRT will reimburse CDH for such amounts in the event the Merger Agreement is terminated (except in certain circumstances).

CDH and DTRT have agreed to promptly inform the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the Business Combination, and CDH, on the one hand, and DTRT, Grizzly Merger Sub and New Pubco, on the other, have agreed to (a) permit counsel to the other an opportunity to review in advance and (b) consider in good faith the views of such counsel in connection with, any proposed written communications to any governmental authority concerning the Business Combination. CDH, on the one hand, and DTRT, Grizzly Merger Sub and New Pubco, on the other, have agreed not to participate in any substantive meeting or discussion with any governmental authority in connection with the Business Combination unless it consults with the other and, to the extent not prohibited by such governmental authority, gives the other the opportunity to participate in such meeting or discussion.

Proxy Solicitation

DTRT has agreed to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL and DTRT’s organizational documents, (ii) cause this proxy statement/prospectus to be disseminated to DTRT’s stockholders (provided, however, that this proxy statement/prospectus could not be sent to DTRT’s stockholders unless certificates (including a chief financial officer certificate from CDH on any projections included in any registration statement or proxy statement filed in connection with the transactions contemplated by the Merger Agreement), comfort letters, negative assurance letters and legal opinions from DTRT and CDH and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. reasonably requested and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by DTRT and CDH and their respective legal counsel and auditors) and (iii) use reasonable best efforts to solicit proxies from the holders of shares of DTRT Class A common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. DTRT has, through the DTRT Board, recommended to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “DTRT Board Recommendation”) and included the DTRT Board Recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. In the event that the DTRT Board determines a material adverse effect has occurred with respect to CDH, the DTRT Board may make a withdrawal of the DTRT Board Recommendation or an amendment, qualification or modification of the DTRT Board Recommendation, if a failure to do so would, upon the advice of counsel, reasonably be expected to constitute a breach of DTRT’s fiduciary duties to its stockholders under applicable law. Notwithstanding the foregoing, if on a date for which the DTRT Special Meeting is scheduled, there are insufficient DTRT Shares represented (either in person or by proxy) and voting to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, DTRT will have the right to make one or more successive postponements or adjournments of the Special Meeting.

Consent Solicitation

CDH agreed to obtain, and has obtained, the adoption of the Merger Agreement (the “CDH Approval”) by holders of a majority of the voting power of the outstanding shares of CDH common stock (the “CDH Shareholders”) via written consent. CDH agreed, through the CDH Board, to recommend to the CDH Shareholders that they adopt the Merger Agreement. Notwithstanding the fact that the CDH Approval has been obtained, the recommendation by the CDH Board to adopt the Merger Agreement may, at any time prior to the Closing, be withdrawn in the event the CDH Board determines, in its sole discretion (and taking into account only the interests of the CDH Shareholders (taken as a whole)), such CDH Board Recommendation Withdrawal is in the best interest of the CDH Shareholders.

No Solicitation

Except as expressly permitted by the provisions of the Merger Agreement summarized under this heading “No Solicitation” (the “no solicitation provisions”), from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, CDH has agreed not to take, and not to permit its affiliates and respective representatives to take, whether directly or indirectly:

•

any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any person or entity (other than DTRT or any of its affiliates or representatives) concerning any merger or similar business combination transaction or sale of substantially all of the assets involving CDH or its subsidiaries, taken as a whole (other than immaterial assets or assets sold in the ordinary course of business (an “Acquisition Transaction”); or

•	any action in connection with a public offering of any equity securities of CDH or any of its subsidiaries (or any affiliate or successor of CDH or any of its subsidiaries);

CDH also agreed that, immediately following the execution of the Merger Agreement, it would, and would cause its affiliates and representatives to, cease any existing discussions or negotiations with any person or entity (other than the parties to the Merger Agreement and their respective representatives) conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to, or result in, an Acquisition Transaction.

DTRT Exclusivity

From the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, DTRT has agreed not to take and not to permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than CDH, its stockholders or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination involving DTRT other than with CDH, its stockholders and their respective affiliates and representatives. DTRT has also agreed that, immediately following the execution of the Merger Agreement, it will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Nasdaq Listing

From the date of the Merger Agreement through the Second Effective Time, DTRT has agreed to (a) use commercially reasonable efforts to ensure the New Pubco common stock to be issued in connection with the Business Combination becomes listed on any of the Nasdaq market tiers on or on the trading day immediately following the Closing Date and (b) prepare and submit a listing application to such Nasdaq market, if required under the Nasdaq rules, covering the New Pubco common stock to be issued in connection with the Business Combination and CDH has agreed to reasonably cooperate with DTRT with respect to such listing. DTRT further agreed, from the date of the Merger Agreement until the New Pubco common stock to be issued in connection with the Business Combination becomes listed on a Nasdaq market tier, to use its commercially reasonable efforts to ensure the DTRT Class A common stock remains listed on Nasdaq.

Indemnification of Directors and Officers

From and after the Second Effective Time, New Pubco has agreed that it will indemnify and hold harmless each present and former director, manager and officer of CDH, Newco, each of CDH’s subsidiaries, New Pubco and each of its subsidiaries (including, for the avoidance of doubt, DTRT) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Second Effective Time, whether asserted or claimed prior to, at or after the Second Effective Time, to the fullest extent that CDH, Newco and CDH’s subsidiaries, or New Pubco and each of its subsidiaries, as applicable, would have been permitted under applicable law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of the Merger Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, New Pubco has agreed to, and to cause its subsidiaries to, (i) maintain for a period of not less than six years from the Second Effective Time provisions in their respective certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of the Merger Agreement, and (ii) not amend, repeal or otherwise modify, and cause its subsidiaries not to amend, repeal or otherwise modify, such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law.

Obligations as an Emerging Growth Company

DTRT agreed to, at all times during the period from the date of the Merger Agreement until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the

JOBS Act; and (b) not take any action that would cause DTRT to not qualify as an “emerging growth company” within the meaning of the JOBS Act or, at the Effective Time.

Transaction Litigation

From and after the date of the Merger Agreement until the earlier of the Closing and termination of the Merger Agreement in accordance with its terms, DTRT, on the one hand, and CDH, on the other hand, each has agreed to notify the other in writing promptly after receiving any stockholder demands or other stockholder proceedings (including derivative claims) relating to the Merger Agreement, any ancillary agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of DTRT, Grizzly Merger Sub and New Pubco, it or any of their respective affiliates or their respective representatives (in their capacity as a representative of DTRT, Grizzly Merger Sub and New Pubco, and their respective affiliates) or, in the case of CDH and its subsidiaries, any of their respective representatives (in their capacity as a representative of a member of CDH). DTRT and CDH each agreed to (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation (subject to a customary joint defense agreement), (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other. In no event will CDH and DTRT settle or compromise, or allow to be settled or compromised, any Transaction Litigation without the prior written consent of DTRT or CDH, respectively (not to be unreasonably withheld, conditioned or delayed).

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

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Each of CDH and DTRT providing, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to CDH’s and DTRT’s (as applicable) and its subsidiaries’ properties, records, systems, contracts and commitments;

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Each of CDH and DTRT pursuing (i) commitments from third party lenders (the “Debt Financing Sources”), to provide loans to New Pubco immediately following the Closing (the debt financing under such commitments, collectively, hereinafter referred to as, the “Debt Financing”) and (ii) subscription agreements or other commitments, from third party investors (each a “PIPE Investor”) to provide equity financing to New Pubco in connection with the Closing (the aggregate proceeds to be received under all PIPE Investor Subscription Agreements, collectively, the “PIPE Financing Amount,” and the equity financing under all PIPE Investor Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”). If such Financing commitments are obtained on terms and conditions satisfactory to each of CDH and DTRT, the parties will use their commercially reasonable efforts to obtain the proceeds of the Financing on the terms and conditions of such commitments, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect to the Financing (the “Definitive Financing Agreements”), (ii) satisfy (or, if deemed advisable by each of CDH and DTRT, obtain the waiver of) on a timely basis all conditions set forth in such Definitive Financing Agreements that are within their control (including payment of all fees and expenses) and comply with their obligations thereunder, (iii) maintain in effect any written and executed debt or equity commitments (including any subscription agreements) in accordance with their terms and (iv) diligently enforce all of their rights under any such commitments, provided, however, that neither party will be required to bring any enforcement action against any PIPE Investor or Debt Financing Source to enforce its rights under the applicable Financing. In connection with Deutsche Bank Securities Inc.’s role as financial advisor and capital markets advisor, each of CDH and DTRT agreed to deliver, and cause its respective legal counsel and auditors to deliver, to Deutsche Bank Securities Inc. such certificates (including a chief financial officer certificate from CDH on any projections included in any registration statement or proxy statement filed in connection with the transactions contemplated by the Merger Agreement), comfort letters, negative assurance letters and legal opinions from DTRT and CDH and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act; provided that such documents are in form and substance reasonably acceptable to the party delivering such document;

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Each of CDH and DTRT agreeing not to take, or permit any of their affiliates to take, any action that would be reasonably expected to cause material harm to the reputation of CDH or New Pubco, prior to or after Closing;

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New Pubco agreeing to, in accordance with the terms of the Merger Agreement, pay (1) the Potential Tax Adjustment to the CDH Shareholders after the Effective Time promptly after the amount of the Potential Tax Adjustment can be determined and (2) the CDH Shareholders an amount sufficient to permit the CDH Shareholders to satisfy all tax obligations of the CDH Shareholders with respect to the pre-closing period. Further, the parties agreed to negotiate in good faith the Tax Agreement with respect to the foregoing;

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CDH agreeing not to, and DTRT agreeing to advise its representatives not to, engage in transactions involving securities of DTRT without DTRT’s prior consent if such person or entity possesses material nonpublic information of DTRT;

•	CDH waiving claims to the Trust Account in the event that the Business Combination does not consummate;

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CDH (i) being responsible for all notice and consultation obligations that arise in connection with the Business Combination that must be satisfied prior to the Closing with respect to the collective bargaining agreement to which CDH is bound and (ii) acknowledging that it will continue to be subject to the collective bargaining agreement immediately following Closing;

•	New Pubco agreeing to take all actions necessary or appropriate to cause certain appointments to the board of New Pubco and appoint certain officers;

•	CDH and DTRT cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

•	CDH delivering to DTRT certain audited and unaudited financial statements for CDH and its subsidiaries;

•	CDH and DTRT taking certain actions and cooperating on the preparation and efforts in connection with certain financing efforts;

•	New Pubco adopting the Omnibus Incentive Plan and the Employee Stock Purchase Plan in the forms attached to the Merger Agreement;

•	DTRT, as the sole shareholder of New Pubco, authorizing and approving, and New Pubco adopting, the Proposed Charter and Proposed Bylaws in the forms attached to the Merger Agreement;

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DTRT keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	DTRT taking steps to exempt the acquisition of DTRT Class A common stock from Section 16(a) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	New Pubco and CDH obtaining directors’ and officers’ liability insurance;

•	Agreement relating to the allocation of responsibility for payment and filing of certain tax returns; and

•	Confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties

The Merger Agreement contains representations and warranties made by CDH to DTRT relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	subsidiaries;

•	requisite corporate authority to enter into the Merger Agreement and to complete the Business Combination;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	capitalization;

•	financial statements;

•	absence of undisclosed liabilities;

•	litigation and legal proceedings;

•	compliance with applicable law;

•	material contracts;

•	employee compensation and benefits matters;

•	labor matters;

•	tax matters;

•	insurance;

•	equipment and other tangible personal property;

•	real property matters;

•	intellectual property and information technology systems;

•	non-existence of a material adverse effect;

•	broker’s and finder’s fees related to the Business Combination;

•	related party transactions;

•	accuracy of CDH’s information provided in this proxy statement/prospectus;

•	international trade; anti-corruption;

•	healthcare regulatory matters; and

•	relationships with CDH’s top customers.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to CDH means any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either (a) have a material adverse effect on the business, assets, operations, results of operations or financial condition of CDH and its subsidiaries, taken as a whole, or (b) have a material adverse effect on the ability of CDH or Newco to consummate the Business Combination; provided, however, that in no event will any of the following be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur: (i) any change in applicable laws (including COVID-19 Measures) or GAAP or any official or judicial interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which CDH, Newco or their subsidiaries operate, (iii) the announcement of the Merger Agreement, the pendency or consummation of the Business Combination or the performance of the Merger Agreement (provided, that the foregoing will not prevent or otherwise affect a determination that any change or effect resulting from a change or termination of the relationship between CDH and its subsidiaries, on the one hand, and any customer, supplier and other person or entity with whom it and they have material business relations, on the other hand, has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a “material adverse effect” (to the extent such change or effect is not otherwise excluded from this definition of “material adverse effect”)), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), or any escalation or worsening thereof, (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, CDH, Newco or their subsidiaries operate, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of CDH, Newco or their subsidiaries to meet projections, forecasts or budgets (provided, that this clause (vi) will not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect)), (vii) any action required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (viii) any action taken by, or at the request or with the written consent of, DTRT, Grizzly Merger Sub or New Pubco; provided, that in the case of clauses (i), (ii), (iv), and (v) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on CDH, Newco and their subsidiaries, taken as a whole, as compared to other industry participants in the locations, industries or markets in which CDH, Newco and their subsidiaries operate.

The Merger Agreement also contains representations and warranties made by DTRT, Grizzly Merger Sub and New Pubco to CDH relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	requisite corporate authority to enter into the Merger Agreement and to complete the Business Combination;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	litigation and proceedings;

•	compliance with applicable laws and consents;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	the Trust Account;

•	broker’s and finder’s fees related to the Business Combination;

•

financial statements; proper filing of documents with the SEC; the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications and absence of undisclosed liabilities;

•	business activities;

•	tax matters;

•	capitalization;

•	Nasdaq stock market listing;

•	related party transactions;

•	accuracy of DTRT, Grizzly Merger Sub and New Pubco information provided in this proxy statement/prospectus;

•	non-existence of a material adverse effect;

•	indebtedness; and

•	Sponsor Agreement.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement prior to such termination.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by DTRT, Grizzly Merger Sub, New Pubco and CDH, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of DTRT, CDH or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to Closing

The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

•	HSR Act. The applicable waiting period (and any extensions thereof) under the HSR Act in respect of the Business Combination will have expired or been terminated.

•	Other Approvals. The approvals and consents set forth on Schedule 9.01(b) to the Merger Agreement shall have been obtained and will be in full force and effect.

•

No Prohibition. There shall not have been enacted or promulgated any governmental order, law, statute, rule or regulation enjoining, prohibiting, or making illegal the consummation of the Business Combination.

•	DTRT Stockholder Approval. The adoption and approval by DTRT Stockholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

•	CDH Shareholder Approval. The adoption and approval by CDH Shareholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

•

Nasdaq. New Pubco common stock to be issued in connection with the Business Combination will have been approved for listing on one of the Nasdaq tiers, subject only to official notice of issuance thereof.

•

Effectiveness of Contracts. The contracts of CDH and its subsidiaries identified on Schedule 9.01(f) of the Merger Agreement will be in full force and effect, and no counterparty to any such contracts will have provided notice to CDH or any of its subsidiaries that such party intends to terminate or materially amend or modify such contract.

•

Registration Statement. The registration statement will have become effective in accordance with the provisions of the Securities Act, no stop order will have been issued by the SEC that remains in effect with respect to the registration statement, and no proceeding seeking such a stop order will have been threatened or initiated by the SEC that remains pending.

•

Registration Statement Deliveries. Each of DTRT and CDH and its respective internal and external legal counsel and auditors shall have delivered such comfort letters, negative assurance letters and legal opinions as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act.

Additional Conditions to the Obligations of DTRT, Grizzly Merger Sub and New Pubco

The obligations of DTRT, Grizzly Merger Sub and New Pubco to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by DTRT:

Representations and Warranties.

•

Each of the representations and warranties of CDH regarding corporate organization, subsidiaries, due authorization, capitalization and brokers’ fees will be true and correct in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, will be true and correct on and as of such earlier date).

•	The representation and warranty of CDH regarding the non-existence of a material adverse effect will be true and correct in all respects as of the Closing Date.

•

All of the other representations and warranties of CDH will be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, will be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

Agreements and Covenants.

•	Each of the covenants of CDH to be performed or complied with as of or prior to the Closing will have been performed or complied with in all material respects.

Officer’s Certificate.

•

CDH will have delivered to DTRT a certificate signed by an officer of CDH, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of CDH’s representations and warranties and the performance of its obligations under the Merger Agreement have been fulfilled.

No Material Adverse Effect.

•	No material adverse effect will have occurred with respect to CDH since the date of the Merger Agreement and which material adverse effect is continuing and uncured.

Closing Deliveries.

•	CDH will have delivered to DTRT at the Closing date all documents and deliveries set forth in Section 3.04(b)(iii)(E) of the Merger Agreement.

Additional Conditions to the Obligations of CDH

The obligation of CDH to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by CDH:

Representations and Warranties.

•

Each of the representations and warranties of DTRT, Grizzly Merger Sub and New Pubco contained in the Merger Agreement (other than the representations and warranties related to corporate organization, due authorization, brokers’ fees, business activities, capitalization and the non-existence of a material adverse effect) will be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, will be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, an material adverse effect.

•

The representations and warranties of DTRT, Grizzly Merger Sub and New Pubco regarding corporate organization, due authorization, brokers’ fees, business activities and capitalization will be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, will be true and correct in all material respects on and as of such earlier date).

•

The representation and warranty of DTRT, Grizzly Merger Sub and New Pubco regarding the non-existence of a material adverse effect will be true and correct in all respects as of the date of the Closing Date.

Agreements and Covenants.

•	Each of the covenants of DTRT, Grizzly Merger Sub and New Pubco to be performed or complied with as of or prior to the Closing will have been performed or complied with in all material respects.

Financing.

•	DTRT shall have obtained Financing satisfactory to CDH.

Officer’s Certificate.

•

DTRT will have delivered to CDH a certificate signed by an officer of DTRT, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of DTRT’s, Grizzly Merger Sub’s, and New Pubco’s representations and warranties and the performance of DTRT’s, Grizzly Merger Sub’s and New Pubco’s obligations under the Merger Agreement have been fulfilled.

Trust Account.

•

DTRT will have made appropriate arrangements to have the Trust Account available to DTRT for payment of the cash consideration to the CDH Shareholders and the transaction expenses of CDH and DTRT at the Closing.

Closing Deliveries.

•	DTRT will have delivered to CDH at the Closing date all documents and deliveries set forth in Section 3.04(b)(iii) of the Merger Agreement.

No Material Adverse Effect.

•	No material adverse effect will have occurred with respect to DTRT since the date of the Merger Agreement and which material adverse effect is continuing and uncured.

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by mutual written consent of DTRT and CDH;

•

by written notice from either DTRT or CDH to the other if there will be in effect any (1) law in any jurisdiction of competent authority or (2) governmental order issued, promulgated, made, rendered or entered into which has become final and nonappealable and permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Business Combination;

•

by written notice from either DTRT or CDH to the other if the Second Effective Time (as defined in the Merger Agreement) has not occurred by 11:59 p.m. Eastern Time on the Termination Date (provided that this termination right will not be available to any party whose breach of the Merger Agreement primarily causes or results in the failure of the Business Combination to be consummated by such time);

•

by written notice from either DTRT or CDH to the other if the condition set forth in Section 9.01(f) of the Merger Agreement (regarding the effectiveness of certain contracts of CDH) is not satisfied or capable of being satisfied; or

•

by written notice from either CDH or DTRT to the other if the required approval of DTRT Stockholders is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting) (provided that this termination right will not be available to DTRT if it breaches any of its obligations in Section 8.02 of the Merger Agreement (relating to the registration statement and Special Meeting)).

Termination Rights of CDH

In addition to the above-identified mutual termination rights, the Merger Agreement may be terminated and the transactions contemplated thereby abandoned by CDH under certain circumstances, including:

•

prior to the Closing, by written notice to DTRT from CDH if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of DTRT, Grizzly Merger Sub and New Pubco set forth in the Merger Agreement, such that the conditions described in the bullet points under the heading “Conditions to Closing – Additional Conditions to the Obligations of CDH” set forth above would not be satisfied at the Closing (a “terminating DTRT breach”), except that, if any such terminating DTRT breach is curable by DTRT, then, for a period of up to 30 days (or any shorter period of the time that remains between the date CDH provides written notice of such violation or breach and the Termination Date) after receipt by DTRT of notice from CDH of such breach (the “DTRT cure period”), such termination will not be effective, and such termination will become effective only if the terminating DTRT breach is not cured within the DTRT cure period; provided that the right to terminate the Merger Agreement under this paragraph will not be available if CDH is then in material breach of any representations, warranties, covenants or other agreements contained in the Merger Agreement that would result in the failure of the conditions described in the bullet points under the heading “Conditions to Closing – Additional Conditions to the Obligations of DTRT, Grizzly Merger Sub and New Pubco” set forth above to be satisfied; or

•	at any time prior to the Closing upon five business days’ written notice to DTRT that a CDH Board Recommendation Withdrawal has occurred.

Termination Rights of DTRT

In addition to the above-identified mutual termination rights, the Merger Agreement may be terminated and the transactions contemplated thereby abandoned by DTRT prior to the Closing, by written notice to CDH from DTRT if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of CDH set forth in the Merger Agreement, such that the conditions described in the bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of DTRT, Grizzly Merger Sub and New Pubco” set forth above would not be satisfied at the Closing (a “terminating CDH breach”), except that, if such terminating CDH breach is curable by CDH, then, for a period of up to 30 days (or any shorter period of the time that remains between the date DTRT provides written notice of such violation or breach and the Termination Date) after receipt by CDH of notice from DTRT of such breach (the “CDH cure period”), such termination will not be effective, and such termination will become effective only if the terminating CDH breach is not cured within the CDH cure period; provided that the right to terminate the Merger Agreement under this paragraph will not be available if DTRT, Grizzly Merger Sub or New Pubco is in material breach of any representations, warranties, covenants or other agreements contained in the Merger Agreement that would result in the failure of the conditions described in the bullet points under the heading “Conditions to Closing – Additional Conditions to the Obligations of CDH” set forth above to be satisfied.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void without any liability on the part of any of the parties unless a party commits fraud willfully or knowingly materially breaches the Merger Agreement prior to such termination; provided that if the Merger Agreement is terminated for any of the reasons described under the heading “Termination – Mutual Termination Rights” or if CDH terminates the agreement for the reasons described in the first bullet point under the heading “Termination – Termination Rights of CDH,” DTRT will promptly (and in no event more than five business days thereafter) reimburse CDH for (a) all fees and expenses owed to any governmental authority (including, but not limited to, in connection with the filings under the HSR Act) with such payments and (b) all fees owed to the SEC and any printer or mailing services in connection with the filing and mailing of the registration statement and any related forms or filings with such payments, in each case to the extent such fees and expenses were incurred prior to and through such termination. The provisions regarding (i) CDH’s release of claims against the Trust Account, (ii) requiring CDH and DTRT to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business Combination, (iii) describing the effects of the termination of the Merger Agreement, (iv) reimbursement by DTRT of certain fees and expenses in the event the Merger Agreement is terminated (as described in the preceding sentence) and (v) regarding certain miscellaneous matters (collectively, the “surviving provisions”) and the confidentiality agreement, and any other section or article of the Merger Agreement referenced in the surviving provisions, which are required to survive in order to give appropriate effect to the surviving provisions, will in each case survive any termination of the Merger Agreement.

Amendment

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which refers to the Merger Agreement. The approval of the Merger Agreement by the stockholders of any of the parties will not restrict the ability of the board of directors of any of the parties to terminate the Merger Agreement in accordance with the termination provisions outlined under the heading “Termination” set forth above or to cause such party to enter into an amendment to the Merger Agreement pursuant to this paragraph.

Specific Performance

DTRT and CDH will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof prior to valid termination of the Merger Agreement.

Deferred Underwriting Fees

The underwriters of DTRT’s Initial Public Offering are entitled to deferred underwriting fees of $8.1 million at the closing of the Business Combination. The deferred underwriting fees are not subject to adjustment based on the number of shares of DTRT Class A common stock with respect to which the holders exercise their redemption rights in connection with the Business Combination. The table below expresses the deferred underwriting fees as a percentage of the outstanding shares of DTRT Class A common stock based on different levels of redemptions of DTRT Class A common stock.

(In Thousands)	No Redemptions Scenario	50% Redemptions Scenario	Maximum Redemption Scenario
Deferred underwriting fees	$8,050	$8,050	$8,050
Total DTRT Class A common stock	23,000,000	11,500,000	0
Deferred underwriting fees as a percentage of DTRT Class A common stock	3.5%	7%	—	% (1)

(1)

Because the deferred underwriting fee is not subject to adjustment based on redemptions by DTRT’s public stockholders, the effective underwriting fee will not vary based on the amount of redemptions in connection with the merger. In a no redemption scenario, the effective underwriting fee would be approximately 3.5%, based on approximately $235.6 million in the Trust Account as of September 30, 2022. In a maximum redemption scenario, the entire amount of the approximately $8.1 million deferred underwriting fees would be payable to the underwriters of the Initial Public Offering, notwithstanding that all shares of Class A Common Stock held by public stockholders will have been redeemed and the balance of the Trust Account after redemptions will have been reduced to approximately $0.

The extension of the date by which DTRT must consummate a business combination from December 7, 2022 to March 7, 2023, if approved by our stockholders, will not have an impact on the underwriters’ agreement to waive their rights to the deferred underwriting commission in the event that DTRT does not complete an initial business combination within 15 months of the closing of the Initial Public Offering.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Sponsor Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into an agreement (the “Sponsor Agreement”) with DTRT, New Pubco and CDH, pursuant to which the Sponsor agreed, among other things, to vote all shares of DTRT common stock beneficially owned by them in favor of each of the proposals at the Special Meeting and against any proposal that would impede the Business Combination.

The Sponsor also agreed that it would comply with and fully perform its obligations set forth in a Voting Letter Agreement, dated September 1, 2021 (the “Voting Letter Agreement”), including their obligations not to redeem any shares of DTRT Class A common stock and Class B common stock owned by them in connection with the transactions. The Sponsor further agreed not to permit any amendment or modification or consent to the termination of certain contracts, including the Voting Letter Agreement, and to comply with the transfer restrictions set forth in the Voting Letter Agreement irrespective of any release or waiver thereof.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of DTRT common stock.

Registration Rights Agreement

At the Closing, New Pubco, DTRT, the Sponsor, the initial stockholders of DTRT (the “Initial Stockholders”) at the time of its Initial Public Offering and certain other holders of CDH capital stock (the “CDH Shareholders” and together with the Initial Stockholders, the “Holders”) will enter into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, New Pubco will be obligated to file a registration statement to register the resale of certain securities of the New Pubco held by such Holders. In addition, such Holders may make a written demand to New Pubco for an underwritten offering at any time after the three hundred seventy-fifth (375th) day following the consummation of the Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the registrable securities and New Pubco has obtained the prior written consent of the Sponsor). The Registration Rights Agreement will also provide such Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Amended and Restated Employment Agreements

Montana Health Solutions, Inc. (d/b/a Consumer Direct Management Solutions) entered into an Amended and Restated Employment Agreement (the “Amended and Restated Employment Agreement”) with each of Ben Bledsoe, Beth Peterson, Jeff Harriott, Jack Nichols, Daryl Holzer, Jim McInnis and Mickey Ogg (collectively, the “Executives”). The Amended and Restated Employment Agreement is not contingent upon the consummation of the Business Combination contemplated by the Merger Agreement and are effective even if the transactions contemplated under the Merger Agreement fail to consummate.

The Amended and Restated Employment Agreements provide for the following key terms:

•

Position and Duties. Each Executive will serve as his/her respective positions as specified in the Amended and Restated Employment Agreement and will have the duties, responsibilities and authority that are normally associated with such office and as reasonably requested by Montana Health Solutions, Inc. from time to time.

•

Term. Each Executive will serve on an at-will basis for an initial two-year term, with one-year automatic term renewals thereafter, unless either Montana Health Solutions, Inc. or the Executive provides 90 days’ notice of intent not to renew.

•	Compensation. The Executive’s base salary, annual bonus opportunity, equity grants and other compensation are set forth in a compensation letter from Montana Health Solutions, Inc.

•	Termination Rights and Restrictions.

•

Upon any termination of Executive’s employment, Executive will be entitled to receive (i) all earned or accrued but unpaid base salary through the termination date, (ii) amounts for any accrued but unused vacation through the termination date, (iii) reimbursement of qualified expenses incurred by Executive prior to the termination date, and (iv) all amounts or benefits to which Executive is expressly entitled under any applicable compensation plan, employee benefit plan or other arrangement of Montana Health Solutions, Inc. in which Executive was a participant during Executive’s employment with Montana Health Solutions, Inc., in accordance with the terms of such plan or arrangement (collectively (i) – (iv), the “Accrued Benefits”).

•	If the Executive’s employment is terminated by Montana Health Solutions, Inc. without cause or by the Executive for good reason, the Executive will be entitled to:

•

A severance payment equal to six months of Executive’s base salary as in effect immediately prior to the termination date, plus an additional one month of base salary as in effect immediately prior to the termination date for every full year of continuous service with Montana Health Solutions, Inc., up to a maximum of 12 months of total severance; and

•

A pro-rata portion of the annual bonus (if any) for the fiscal year in which the termination occurs to be paid at the same time as such annual bonus (if any) would have been paid absent the Executive’s termination.

•

Montana Health Solutions, Inc.’s obligation to provide any payment or benefit beyond the Accrued Benefits is subject to the Executive’s delivery of a release of all employment-related claims against Montana Health Solutions, Inc., and any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries.

•

If the Executive breaches any of the Executive’s obligations with respect to confidential information, non-competition, non-solicitation, non-disparagement or work product, Montana Health Solutions, Inc.’s obligation to provide severance will cease, and the Executive will be obligated to return any severance payments received.

•

Confidential Information. The Executives acknowledge that information of Montana Health Solutions, Inc., any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries that is confidential or proprietary in nature, in any form or medium, that relates to the business, financial condition, services, products, or research or development of Montana Health Solutions, Inc. or its subsidiaries, or any of their respective suppliers, customers, independent contractors, or other business relations, will be considered confidential information. The Executives agree that they will not (during their employment with Montana Health Solutions, Inc. or at any time thereafter) disclose, furnish or make accessible to any unauthorized person or use for Executives’ own or any third party’s purposes any confidential information without prior written consent from the board.

•

Non-competition. For so long as Executives are employed by Montana Health Solutions, Inc. and for (x) 12 months after a termination of Executives’ employment for cause, due to Executive’s disability or by Executive without good reason or (y) the same period of the severance period if Executive’s employment is terminated without cause or by Executive with good reason, Executives will not, directly or indirectly, own any interest in, provide any financing to, manage, control, participate in, consult with, render services for, or otherwise engage in or assist any other person with engaging in, any business that engages in Montana Health Solutions Inc.’s business in any geographic area in which Montana Health Solutions Inc. and its subsidiaries conduct business.

•

Non-solicitation. For so long as Executives are employed by Montana Health Solutions, Inc. and for 24 months after a termination of Executives’ employment for any reason, the Executives will not, directly or indirectly (i) solicit or hire any employee or individual retained as an independent contractor of any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries (including any such person that had any such a relationship at any time during the immediately preceding 12-month period), to terminate their employment or contracting relationship with such entity, or become an employee or independent contractor of any other person; or (ii) solicit, transact business with or service any customer, supplier, or other business relation of any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, to induce or attempt to induce such person to cease doing business with any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, or in any way adversely interfere with the relationship between any such customer, supplier or business relation and a company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries.

•

Non-disparagement. Executives agree not to, and will cause Executives’ affiliates not to, make, publish or communicate to any person any oral or written negative comments or otherwise disparage any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries or their respective officers, directors, members, managers, employees, shareholders, agents, or services, including, without limitation, by engaging in any disparaging communication with any customer or prospective customer of a company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, other than in the good faith performance of Executives’ duties to Montana Health Solutions, Inc. while Executives are employed by Montana Health Solutions, Inc. and thereafter. Montana Health Solutions, Inc., agrees not to authorize, and will direct its executives and directors to not make, publish, or communicate to any person who is not employed by, on the board of, or a legal, financial or accounting advisor to Montana Health Solutions, Inc., or a company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, any oral or written negative comments or otherwise disparage Executive. The foregoing will not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) with apparent or actual jurisdiction to order such person to disclose or make accessible such information.

•

Work Product. Subject to the provisions of applicable law, Executives acknowledge and agree that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, works of authorship, mask works and intellectual property (whether or not including any confidential information), all other proprietary information and all similar or related materials, documents, work product or information (whether or not patentable) which are conceived, developed or made by Executives (whether alone or jointly with others) while employed by Montana Health Solutions, Inc., will be the sole, exclusive and absolute property of Montana Health Solutions, Inc. or any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries.

Stockholders Agreements

In connection with the execution of the Merger Agreement, New Pubco entered into Stockholders Agreements (each, a “Stockholders Agreement”) with each of the CDH Shareholders. Pursuant to the Stockholders Agreements, the CDH Shareholders agreed, among other things, to: (i) keep the confidential information of CDH confidential; (ii) not compete with CDH for five (5) years following the Closing in the states in which CDH is operating, or is demonstrably considering operating in, as of the Closing; (iii) not solicit employees, customers or suppliers of CDH for five (5) years following the Closing; and (iv) not disparage CDH, any subsidiaries of CDH, DTRT or New Pubco. In addition, each CDH Party made certain representations and warranties to New Pubco, including, among other representations and warranties, with respect to ownership of the shares of CDH common stock, absence of liens on the shares of CDH common stock, voting power over the shares of CDH common stock, and ability to enter into the Stockholders Agreements.

In addition, as of and contingent upon the Closing, each CDH Shareholder will release and discharge CDH, New Pubco, DTRT and their respective subsidiaries from any claims solely to the extent arising from or related to such CDH Shareholder’s ownership of the shares of CDH common stock prior to Closing, subject to certain limitations of the release included in the Stockholders Agreements.

Each Stockholders Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by each of the parties to the Stockholders Agreements.

Notwithstanding anything to the contrary contained in the Stockholders Agreements, in the event the Merger Agreement is terminated in accordance with its terms prior to the Closing, the Stockholders Agreements and all rights and obligations of the parties thereto will automatically terminate and be of no further force and effect.

Equity Exchange Agreement

In connection with the execution of the Merger Agreement, New Pubco entered into an Equity Exchange Agreement (the “Equity Exchange Agreement”) with CDH and Home Care Workers Purpose Trust, a Delaware Noncharitable Purpose Trust (“HCT”). HCT owns a twenty percent (20%) limited liability company interest in Consumer Direct Care Washington, LLC, a Washington limited liability company (“CD Washington”) and CDH owns an eighty percent (80%) limited liability company interest in CD Washington. Pursuant to the Equity Exchange Agreement, HCT will transfer its interest in CD Washington to New Pubco, which New Pubco will contribute to CDH, with CDH becoming the sole member of CD Washington effective as of Closing.

In exchange for HCT’s transfer of its interest in CD Washington to New Pubco, New Pubco will issue to HCT 430,000 shares of New Pubco common stock and has entered into a Management Services Agreement pursuant to which HCT will, following the Closing, continue to provide management services to CD Washington in exchange for a monthly management fee equal to $0.50 multiplied by the number of active CD Washington employees employed as an individual provider. Each of the (i) Five-Year Business Plan, (ii) Workforce Development Budget and (iii) Operating Budget will be subject to approval by the CD Washington board of managers with the written consent of a majority of the HCT Managers then on the CD Washington Board of managers before becoming effective.

Pursuant to the Equity Exchange Agreement, New Pubco agreed to file with the SEC, within thirty (30) days after Closing, a registration statement on Form S-1 registering the resale of the shares of New Pubco common stock issued to HCT pursuant to the Equity Exchange Agreement. In addition, HCT released New Pubco, CDH and CD Washington from any claims that HCT has against New Pubco, CDH or CD Washington under the operating agreement of CD Washington or otherwise to the extent that such claims arise under CD Washington’s operating agreement or that arise from or relate to HCT’s ownership of equity in CD Washington prior to the closing of the transactions under the Equity Exchange Agreement, subject to certain limitations of the release included in the Equity Exchange Agreement.

Lockup Agreement

In connection with the execution of the Merger Agreement, the CDH Shareholders, the Sponsor and DTRT have entered into a lockup agreement (the “Lockup Agreement”). Pursuant to the Lockup Agreement, none of the Sponsor nor any of the CDH Shareholders may, with limited exceptions, transfer New Pubco common stock until the earliest of (i) 365 days after (and excluding) the Closing Date, (ii) the date on which the last reported sale price of New Pubco common stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 151 days after the Closing Date (provided, that any sales prior to the date that is 365 after (and excluding) the Closing Date may only be to purchasers who do not constitute affiliates of New Pubco), and (iii) subsequent to the Closing Date, the date on which New Pubco completes a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting stock of New Pubco. Additionally, pursuant to the Lockup Agreement, each of the Sponsor and the CDH Shareholders may not, with limited exceptions, transfer New Pubco Warrants from the Closing Date until the end of the 30th day after the Closing. Following the Closing, approximately 71% of shares of New Pubco common stock (assuming no redemptions) will be subject to lockup restrictions, including 5,750,000 shares of New Pubco common stock subject to lockup restrictions in accordance with the terms of the Voting Letter Agreement.

ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

DTRT is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B, and the adoption of the Proposed Bylaws, in the form attached hereto as Annex C, referred to collectively as the Proposed Organizational Documents. If the Business Combination and the Organizational Documents Proposal are approved, the Proposed Charter would replace the Current Charter and the Proposed Bylaws would replace the Current Bylaws. The Organizational Documents Proposal is conditioned on the approval of the Business Combination Proposal and the other Condition Precedent Proposals. Therefore, if the Business Combination Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved by the DTRT Stockholders.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.

•	change New Pubco’s name to “Consumer Direct Care Network, Inc.”;

•

increase the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from authorized capital stock of DTRT of (i) 380,000,000 shares of DTRT Class A common stock, 20,000,000 shares of DTRT Class B common stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, to [ ] shares of New Pubco common stock and 1,000,000 shares of New Pubco preferred stock; and

•	eliminate certain provisions specific to DTRT’s status as a blank check company.

Reasons for the Approval of the Proposed Charter

In the judgment of the DTRT Board, the Proposed Charter is necessary to address the needs of the post Business Combination company. In particular:

•	the name of the new public entity is desirable to reflect the Business Combination with Consumer Direct Holdings, Inc. and to clearly identify New Pubco as the publicly traded entity;

•

the greater number of authorized shares of capital stock is desirable for New Pubco to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits; and

•

the provisions that relate to the operation of DTRT as a blank check company prior to the consummation of its initial business combination will not be applicable to New Pubco (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval

Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding DTRT Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Recommendation of DTRT Board

THE DTRT BOARD UNANIMOUSLY RECOMMENDS THAT DTRT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of DTRT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of DTRT and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of DTRT’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

DTRT is asking its stockholders to approve, on a non-binding advisory basis, authorized capital stock of [    ] shares of New Pubco common stock and 1,000,000 shares of New Pubco preferred stock, as compared to authorized capital stock of DTRT of (i) 380,000,000 shares of DTRT Class A common stock, 20,000,000 shares of DTRT Class B common stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, of DTRT (the “DTRT preferred stock”).

As of the date of this proxy statement/prospectus, there are (i) 23,000,000 shares of DTRT Class A common stock issued and outstanding, (ii) 5,750,000 shares of DTRT Class B common stock issued and outstanding and (iii) no DTRT preferred stock issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are 11,500,000 DTRT Public Warrants and 11,200,000 Sponsor Warrants of DTRT, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, each DTRT warrant will automatically be converted into one New Pubco warrant, which will be exercisable for one share of New Pubco common stock at an exercise price of $11.50 per share. Pursuant to the Warrant Agreement, the New Pubco warrants are exercisable commencing on the date that is 30 days after the Closing.

In order to ensure that New Pubco has sufficient authorized capital for future issuances, the Proposed Organizational Documents of New Pubco will provide for [    ] shares of New Pubco common stock and [    ] shares of New Pubco preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Pubco, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Authorized Shares

The principal purpose of this proposal is to provide for an authorized capital structure of New Pubco that will enable it to continue as an operating company governed by the DGCL. The DTRT Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Advisory Organizational Documents Proposal A requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of the DTRT Board

THE DTRT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DTRT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of DTRT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of

DTRT and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, DTRT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Interests of DTRT’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF OTHER DIFFERENCES BETWEEN THE PROPOSED ORGANIZATIONAL DOCUMENTS AND THE CURRENT ORGANIZATIONAL DOCUMENTS

Overview

DTRT is asking its stockholders to approve, on a non-binding advisory basis, all of the other differences between the Proposed Organizational Documents (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C) and the Current Organizational Documents in connection with the consummation of the Business Combination, including (1) changing the corporate name from “Grizzly New Pubco, Inc.” to “Consumer Direct Care Network, Inc.,” (2) making New Pubco’s corporate existence perpetual, and (3) excluding certain provisions related to DTRT’s status as a blank check company, all of which the DTRT Board believes is necessary to adequately address the needs of New Pubco after the Business Combination.

Assuming the Business Combination Proposal is approved, our stockholders are also being asked to approve Advisory Organizational Documents Proposal B, which is, in the judgment of the DTRT Board, necessary to adequately address the needs of New Pubco after the Business Combination.

The Proposed Charter will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of DTRT’s operations should DTRT not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Current Charter) because following the consummation of the Business Combination, New Pubco will not be a blank check company.

While certain material changes between the Current Organizational Documents and the Proposed Organizational Documents have been identified in Advisory Organizational Documents Proposals A and B, there are other differences between the Current Organizational Documents and Proposed Organizational Documents that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our stockholders approve this Advisory Organizational Documents Proposal B. Accordingly, we encourage stockholders to carefully review the terms of the Proposed Organizational Documents of New Pubco, attached hereto as Annex B and Annex C.

Reasons for the Amendments

Corporate Name

The DTRT Board believes that changing the post-business combination corporate name from “Grizzly New Pubco, Inc.” to “Consumer Direct Care Network, Inc.” is desirable to reflect the Business Combination with Consumer Direct Holdings, Inc. and to clearly identify New Pubco as the publicly traded entity.

Perpetual Existence

The DTRT Board believes that making New Pubco’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the DTRT Board believes that it is the most appropriate period for New Pubco following the Business Combination.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to DTRT’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve New Pubco and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the DTRT Board believes it is the most appropriate period for New Pubco following the Business Combination. In addition, certain other provisions in DTRT’s Current Charter require that proceeds from DTRT’s Initial Public Offering be held in the Trust Account until a business combination or liquidation of DTRT has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed New Organizational Documents.

Vote Required for Approval

The approval of Advisory Organizational Documents Proposal B requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of the DTRT Board

THE DTRT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DTRT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of DTRT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of DTRT and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, DTRT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Interests of DTRT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE OMNIBUS INCENTIVE PLAN PROPOSAL

Overview

Assuming that the Business Combination Proposal is approved, DTRT is asking its stockholders to approve the                  Omnibus Incentive Plan, and, in connection with and following the Business Combination, equity-based awards will be granted under such plan. New Pubco’s board of directors approved the                  Omnibus Incentive Plan on September 28, 2022, which is referred to herein as the “Omnibus Incentive Plan.”] For further information about the Omnibus Incentive Plan, please refer to the complete copy of the Omnibus Incentive Plan, which is attached hereto as Annex F.

The DTRT Board believes that approving the Omnibus Incentive Plan is in the best interests of New Pubco and its stockholders. The Omnibus Incentive Plan promotes ownership in New Pubco by its employees, non-employee directors and consultants, and aligns incentives of service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, New Pubco’s common stock. The DTRT Board recommends that the DTRT Stockholders approve the Omnibus Incentive Plan.

Summary of the Incentive Plan

The following summary describes the material terms of the Omnibus Incentive Plan. This summary is not a complete description of all provisions of the Omnibus Incentive Plan and is qualified in its entirety by reference to the Omnibus Incentive Plan, a copy of which is attached hereto as Annex F, and we urge you to read it in its entirety.

Purpose

The Omnibus Incentive Plan will allow New Pubco to make equity and equity-based incentive awards to officers, employees, non-employee directors and consultants of New Pubco and its affiliates. The New Pubco Board anticipates that providing such persons with a direct stake in New Pubco will assure a closer alignment of the interests of such individuals with those of New Pubco and its stockholders, thereby stimulating their efforts on New Pubco’s behalf and strengthening their desire to remain with New Pubco and its affiliates.

Administration

The Omnibus Incentive Plan will be administered by the New Pubco Board, by the compensation committee of the New Pubco Board, or by such other similar committee pursuant to the terms of the Omnibus Incentive Plan. The plan administrator will have full power to, among other things, select the individuals eligible for awards, determine individuals to whom awards will be granted, make any combination of awards to participants, and determine the specific terms and conditions of each award, subject to the provisions of the Omnibus Incentive Plan.

The plan administrator may delegate any or all of its responsibilities and powers to one or more of its members, or to any person or persons. Specifically, the plan administrator may delegate to one or more officers, including the chief executive officer, subject to certain limitations and guidelines. Subject to certain limitations, persons eligible to participate in the Omnibus Incentive Plan will be officers, employees, non-employee directors and consultants of New Pubco and its affiliates as selected from time to time by the plan administrator in its discretion.

Authorized Shares

New Pubco has initially reserved a number of shares of common stock equal to 8% of its outstanding common stock as of the effective date of the Business Combination for the issuance of awards under the

Omnibus Incentive Plan (the “Initial Limit”). The Omnibus Incentive Plan provides that the number of shares reserved and available for issuance under the Omnibus Incentive Plan will cumulatively increase each January 1, beginning on January 1, [2023] and continuing through January 1, [2032], by a number of shares of common stock equal to 3% of the outstanding number of shares of common stock of New Pubco on the immediately preceding December 31, or such lesser amount as determined by the board (the “Annual Increase”). This limit is subject to adjustment by the plan administrator in the event of a reorganization, recapitalization, reclassification, share split, share dividend, reverse share split or other similar change in New Pubco’s capitalization. Awards that may be settled solely in cash are not counted against the share reserve. In addition, shares that are forfeited, canceled, settled or otherwise terminated without a distribution of shares are not counted against the share reserve. Shares withheld for taxes shall count against the share reserve. Shares of stock underlying awards that are subject to performance vesting are counted against the share reserve based on the target value of such awards unless and until such time as the awards become vested and settled in shares.

Director Limits

The Omnibus Incentive Plan contains a limitation whereby the value of all awards under the Omnibus Incentive Plan and all other cash compensation paid by New Pubco to any non-employee director for service as a non-employee director may not exceed $500,000.

Types of Awards

Options

The Omnibus Incentive Plan permits the granting of both options to purchase common stock of New Pubco as incentive stock options under Section 422 of the Code and non-qualified stock options. Options granted under the Omnibus Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit under the Code for incentive stock options first becoming exercisable. Incentive stock options may only be granted to employees of New Pubco and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive awards under the Omnibus Incentive Plan. The option exercise price of each option will be determined by the plan administrator but will not generally be less than 100% of the fair market value of an ordinary share of New Pubco on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by our plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of common stock of New Pubco that are not then subject to restrictions under any Company plan. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Unless otherwise provided in the award agreement, vested options will remain exercisable for 90 days following termination of employment, except that (a) in the event of termination due to death or disability, vested options will remain exercisable for one year, and (b) in the event of termination for cause, all options (vested and not vested) will expire on the date of termination. In no event, however, will an option be exercisable after the expiration of its term.

Stock Appreciation Rights

The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to common stock of New Pubco or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not generally be less than 100% of the fair market value of an ordinary share of New Pubco on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Stock Units

The plan administrator may award restricted shares of New Pubco and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain vesting conditions, performance goals or continued employment with us through a specified vesting period. The plan administrator may also grant shares of common stock of New Pubco that are free from any restrictions under the Omnibus Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock of New Pubco.

Cash-Based Awards

The plan administrator may grant cash-based awards under the Omnibus Incentive Plan to participants, subject to the achievement of certain performance goals, including continued employment (or other service relationship).

Transferability of Awards

The Omnibus Incentive Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution, except with the prior written consent of the plan administrator.

Additionally, if requested by New Pubco, a grantee will not sell or otherwise transfer or dispose of any common stock (including, without limitation, pursuant to Rule 144 of the U.S. Securities Act of 1933, as amended) held by the grantee for such period following the effective date of a public offering, share listing, or other similar transaction by New Pubco of common stock as New Pubco will specify reasonably and in good faith.

Change in Control

An award agreement may provide that the award will vest upon a change in control (as defined in the Omnibus Incentive Plan). In addition, upon a change in control, the plan administrator may provide for the continuation of any award if New Pubco is the surviving corporation, the assumption of any award by the surviving corporation, the substitution of any award by the surviving corporation, or the settlement of any award for the control price (as defined in the Omnibus Incentive Plan).

Amendment and Termination

The New Pubco Board may, at any time, amend, alter or terminate the Omnibus Incentive Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely alter or impair rights under an award without the holder’s consent. Certain amendments to the Omnibus Incentive Plan will require the approval of New Pubco’s stockholders. Without stockholder approval, in no event may the plan administrator exercise its discretion to reduce the exercise price of outstanding options or stock appreciation rights or effect repricing through cancellation and re-grants or cancellation of options or stock appreciation rights in exchange for cash or other awards.

Term

No awards may be granted under the Omnibus Incentive Plan after the date that is ten years from the Omnibus Incentive Plan effective date. No awards under the Omnibus Incentive Plan have been made prior to the date hereof.

Adjustment Provisions

The Omnibus Incentive Plan requires the plan administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Omnibus Incentive Plan, to certain limits in the Omnibus Incentive Plan, and to any outstanding awards to reflect share dividends, share splits and similar events.

Certain Federal Income Tax Consequences

Participants in the Omnibus Incentive Plan are responsible for the payment of any taxes, whether federal, state, local or otherwise, of the United States of America or elsewhere that New Pubco or its affiliates are required by law to withhold upon the exercise of options or stock appreciation rights or the grant, vesting of, purchase or other dealing in any awards issued pursuant to the Omnibus Incentive Plan. The plan administrator may cause any tax withholding obligation of New Pubco or its affiliates to be satisfied, in whole or in part, by the applicable entity withholding from common stock of New Pubco to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid adverse financial accounting treatment. The plan administrator may also require any tax withholding obligation of New Pubco or affiliate to be satisfied by a number of other means to include, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to New Pubco or any applicable affiliate in an amount that would satisfy the withholding amount due.

Registration with the SEC

If the Omnibus Incentive Plan is approved by the DTRT Stockholders and becomes effective, New Pubco is expected to file with the SEC a registration statement on Form S-8 registering the New Pubco common stock reserved for issuance under the Omnibus Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.

New Plan Benefits

No awards have been previously granted under the Omnibus Incentive Plan and no awards have been granted under the Omnibus Incentive Plan subject to stockholder approval of the Omnibus Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at this time because participation and the types of awards that may be granted under the Omnibus Incentive Plan are subject to the discretion of the Administrator.

Name and Position	Dollar Value ($)	Number of Shares/Units
Ben Bledsoe President and Chief Executive Officer	—	—
Daryl Holzer Chief Financial Officer	—	—
Jeff Harriott Vice President and Chief Technology Officer	—	—
All current executive officers as a group	—	—
All current directors who are not executive officers as a group	—	—
All employees, including all current officers who are not executive officers, as a group	—	—

Vote Required for Approval

The approval of the Omnibus Incentive Plan requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal. The Omnibus Incentive Plan Proposal is conditioned upon the approval of the other Condition Precedent Proposals. If the other Condition Precedent Proposals are not approved, the Omnibus Incentive Plan Proposal will have no effect, even if approved by our stockholders.

Recommendation of the DTRT Board

THE DTRT BOARD UNANIMOUSLY RECOMMENDS THAT DTRT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE OMNIBUS INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of DTRT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of DTRT and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of DTRT’s Directors and Officers in the Business Combination” for a further discussion.

THE ESPP PROPOSAL

Overview

Assuming that the Business Combination Proposal is approved, DTRT is asking its stockholders to approve the                  Employee Stock Purchase Plan. The New Pubco Board approved the                  Employee Stock Purchase Plan on                 ,                 , which is referred to herein as the “                 ESPP.” For further information about the                  ESPP, please refer to the complete copy of the                  ESPP, which is attached hereto as Annex G.

The DTRT Board believes that approving the                  ESPP is in the best interests of New Pubco and its stockholders. The purpose of the                  ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward New Pubco’s success and that of its affiliates. The                  ESPP provides employees with an opportunity to acquire New Pubco common stock and will enable New Pubco to attract, retain and motivate valued employees. Therefore, the DTRT Board recommends that the DTRT Stockholders approve the                  ESPP.

Summary of the 2022 ESPP

Purpose

The                  ESPP provides employees with an opportunity to acquire New Pubco common stock and will enable New Pubco to attract, retain and motivate valued employees.

Authorized Shares

New Pubco intends that the                  ESPP qualify as an “employee stock purchase plan” under Section 423 of the Code. An aggregate number of shares of common stock equal to 3% of its outstanding common stock as of the effective date of the Business Combination has been reserved and is available for issuance under the                  ESPP. Additionally, on January 1, [2023] and each January 1 thereafter until January 1, [2032], the number of shares of common stock of New Pubco reserved and available for issuance will be cumulatively increased by 0.25% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares of common stock of New Pubco as determined by the plan administrator.

Plan Components

The [2022] ESPP includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Code and the 423 Component will be interpreted in accordance with that intent. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, options will be granted pursuant to rules, procedures or subplans adopted by the plan administrator designed to comply with applicable laws or achieve tax and other objectives. Except as otherwise provided herein or by the plan administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Administration

The [2022] ESPP will be administered by the person or persons appointed by the New Pubco Board. Such person or persons will administer the plan and will have full authority to make, administer and interpret such rules and regulations regarding the [2022] ESPP as it deems advisable for administration of the Plan, including to accommodate the specific requirements of applicable laws, regulations and procedures in jurisdictions outside the United States by adopting special rules and subplans. The plan administrator will also have the power to decide all disputes arising in connection with the [2022] ESPP and will otherwise supervise the administration of the plan.

Eligibility to Participate

Any employee of New Pubco (or a Designated Entity (as defined in the [2022] ESPP)) that has been designated to participate in the [2022] ESPP is eligible to participate in the [2022] ESPP, provided that person who owns or holds, or as a result of participation in the [2022] ESPP would own or hold, common stock of New Pubco or options to purchase common stock of New Pubco, that together equal to 5% or more of total combined voting power or value of all classes of shares of New Pubco or any parent or subsidiary is entitled to participate in the [2022] ESPP. Notwithstanding the foregoing, the plan administrator may limit an offering to exclude highly compensated employees, or employees who have not met certain service or eligibility requirements. No employee may exercise an option granted under the [2022] ESPP that permits the employee to purchase common stock of New Pubco having a value of more than $25,000 (determined using the fair market value of an ordinary share at the time such option is granted) in any calendar year.

Participation in the [2022] ESPP is limited to eligible employees who authorize payroll deductions or contributions equal to a whole percentage or fixed dollar amount of compensation to the [2022] ESPP. An eligible employee who is not a participant in any prior offering may participate in a subsequent offering by submitting an enrollment form to New Pubco or an agent designated by New Pubco within the time frame designated by the plan administrator. Employees may authorize payroll deductions or contributions, with a minimum of 1% of compensation and a maximum of 15% of compensation. Once an employee becomes a participant in the [2022] ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the [2022] ESPP, becomes ineligible to participate, or his or her employment ceases. New Pubco will maintain book accounts showing the amount of payroll deductions or contributions made by each participant for each offering. No interest will accrue or be paid on payroll deductions or contributions, except as may be required by applicable law.

Exercise

On the exercise date of each offering period, the employee is deemed to have exercised the option, at the exercise price for the lowest of (i) a number of shares of common stock of New Pubco determined by dividing such employee’s accumulated payroll deductions or contributions on such exercise date by the option price; (ii) the number of shares of common stock of New Pubco determined by dividing $25,000 by the fair market value of an ordinary share on the offering date for such offering; or (iii) such lesser number as established by the plan administrator in advance of the offering. The purchase price for each share purchased under each option (the “option price”) will be 85% of the fair market value of an ordinary share on the offering date or the exercise date, whichever is less. Any amount remaining in a participant’s account at the end of an offering solely by reason of an inability to purchase a fractional share will be carried forward to the next offering; any other balance remaining in the account at the end of an offering will be refunded to the participant.

Termination

In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions or contributions will be refunded. Unless otherwise provided by the plan administrator in advance of an offering, a participant may increase or decrease the amount of his or her payroll deductions or contributions during any offering period. A participant may withdraw from an offering period at any time, without affecting his or her eligibility to participate in future offering periods, by delivering a written notice of withdrawal to New Pubco or an agent designated by New Pubco. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods.

Each participant agrees, by entering the 423 Component of the [2022] ESPP, to give New Pubco prompt notice of any disposition of shares purchased under the [2022] ESPP where such disposition occurs within two years after the date of grant of the option pursuant to which such shares were purchased or within one year after the date such shares were purchased. Also, neither the [2022] ESPP or any compensation paid hereunder will confer on any participant the right to continue as an employee or in any other capacity.

Offering Terms

New Pubco may make one or more offerings to eligible employees to purchase common stock of New Pubco under the [2022] ESPP, provided that no offering will exceed 27 months in duration or overlap.

Adjustments

In the case of certain corporate transactions or events, or any unusual or nonrecurring transactions or events, the plan administrator, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions whenever the plan administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the [2022] ESPP or with respect to any right under the [2022] ESPP to facilitate such transactions or events: (a) to provide for either (i) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (ii) the replacement of such outstanding option with other options or property selected by the plan administrator in its sole discretion; (b) to provide that the outstanding options under the [2022] ESPP will be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or will be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of common stock of New Pubco (or other securities or property) subject to outstanding options under the [2022] ESPP and in the terms and conditions of outstanding options and options that may be granted in the future; (d) to provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering will end; and (e) to provide that all outstanding options will terminate without being exercised and all amounts in the accounts of participants will be promptly refunded.

Amendment or Termination

The [2022] ESPP will automatically terminate on the 10-year anniversary of the [2022] ESPP effective date. The Board may, in its discretion, at any time, terminate or amend the [2022] ESPP.

Registration with the SEC

If the [2022] ESPP is approved by the DTRT Stockholders and becomes effective, New Pubco is expected to file with the SEC a registration statement on Form S-8 registering the New Pubco common stock reserved for issuance under the [2022] ESPP as soon as reasonably practicable after becoming eligible to use such form.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal. The ESPP Proposal is conditioned upon the approval of the other Condition Precedent Proposals. If the other Condition Precedent Proposals are not approved, the ESPP Proposal will have no effect, even if approved by our stockholders.

Recommendation of the DTRT Board

THE DTRT BOARD UNANIMOUSLY RECOMMENDS THAT DTRT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the DTRT Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Omnibus Incentive Plan Proposal or the ESPP Proposal, or holders of DTRT Class A common stock have elected to redeem an amount of DTRT Class A common stock such that DTRT would have less than $5,000,001 of net tangible assets or DTRT has not been able to obtain Financing satisfactory to CDH and CDH did not waive the satisfaction of such condition. In no event will the DTRT Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under DTRT’s existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by DTRT’s stockholders, the DTRT Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Omnibus Incentive Plan Proposal or the ESPP Proposal, or holders of DTRT Class A common stock have elected to redeem an amount of DTRT Class A common stock such that DTRT would have less than $5,000,001 of net tangible assets or DTRT has not been able to obtain Financing satisfactory to CDH and CDH did not waive the satisfaction of such condition, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by December 7, 2022 or during any Extension Period (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the DTRT Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the DTRT Board

DTRT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of DTRT’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of DTRT and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of DTRT’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of DTRT and CDH, adjusted to give effect to the consummation of the Business Combination and the related transactions, as detailed below. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses” which is herein referred to as Article 11.

In accordance with Article 11, the historical financial statements may be adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to “Transaction Accounting Adjustments” reflecting only the application of required accounting for the Business Combination and related transactions. The unaudited pro forma condensed combined financial information does not reflect any Management Adjustments (as defined under Release No. 33-10786).

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical balance sheets of DTRT and CDH on a pro forma basis as if the Business Combination had been consummated on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 (in the case of DTRT, for the period April 19, 2021 (inception) to December 31, 2021) and for the nine months ended September 30, 2022, combine the historical statements of operations of DTRT and CDH on a pro forma basis as if the Business Combination had been consummated on January 1, 2021, the beginning of the earliest period presented.

The Business Combination and related transactions are summarized below:

(i)

In connection with the Merger Agreement, DTRT created Grizzly New Pubco (“New Pubco”), a wholly owned subsidiary of DTRT, and Grizzly Merger Sub, Inc. (“Grizzly Merger Sub”), a wholly-owned subsidiary of New Pubco.

(ii)

At least one day prior to the closing, the shareholders of CDH will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock (the “Contribution”). Immediately following the Contribution, Newco shall elect to treat CDH as a “qualified Subchapter S subsidiary.”

(iii)

On the closing date, Grizzly Merger Sub, Inc. will be merged with and into DTRT (the “First Merger”), with DTRT being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned Subsidiary of New Pubco (the “Surviving Corporation”).

(iv)

On the closing date and following the First Merger, the Surviving Corporation shall convert into a Delaware limited liability company and Newco will be merged with and into New Pubco (the “Second Merger” and together with the First Merger, the “Business Combination”) with New Pubco being the surviving entity of the Second Merger (the “Surviving Entity”).

In connection with the First Merger:

(i)

Immediately prior to the effectiveness of the First Merger (the “First Effective Time”), each issued and outstanding DTRT unit shall be automatically detached, and the holder thereof shall be deemed to hold one share of DTRT Class A common stock and one-half of one DTRT Warrant

(ii)	Each share of DTRT Class A common stock issued and outstanding immediately prior to the First Effective Time will be automatically converted into one share of New Pubco common stock

(iii)	Each share of DTRT Class B common stock issued and outstanding immediately prior to the First Effective Time will be automatically converted into one share of New Pubco common stock

(iv)

Each DTRT Sponsor Warrant issued and outstanding immediately prior to the First Effective Time will be automatically converted into a New Pubco Sponsor Warrant exercisable for one share of New Pubco common stock, and each DTRT Public Warrant issued and outstanding immediately prior to the First

Effective Time will be automatically converted into a New Pubco Public Warrant exercisable for one share of New Pubco common stock

(v)

If there are any shares of DTRT that are owned by DTRT or any subsidiary of DTRT, or that are held as treasury shares, in each case as of the First Effective Time, such shares shall automatically be cancelled, retired and extinguished and shall cease to exist.

Pursuant to the Second Merger:

(i)

Each share of Newco Common Stock issued and outstanding immediately prior to the effectiveness of the Second Merger (the “Second Effective Time”) will be automatically cancelled and extinguished and converted into the right to receive (a) an amount of cash equal to the CDH Cash Consideration (as defined in the Merger Agreement) divided by the total number of shares of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time, and (b) a number of shares of New Pubco common stock equal to the Company Stock Consideration (as defined in the Merger Agreement) divided by the total number of shares of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time.

(ii)	Each share of Newco Common Stock held in the treasury of Newco immediately prior to the Second Effective Time shall be cancelled and no payment or distribution will be made with respect thereto.

Other related events that are contemplated in connection with the Business Combination:

•

CDH and DTRT are pursuing commitments from third party lenders (the “Debt Financing Sources”), to provide loans to New Pubco, CDH and/or their subsidiaries in connection with the Closing (the debt financing under such commitments, collectively, hereinafter referred to as, the “Debt Financing”). The unaudited pro forma condensed combined financial information presents a potential Debt Financing based on a non-binding letter of intent among CDH, DTRT and a third party lender. This potential Debt Financing includes a term loan of $75.0 million and a revolver with total capacity of $75.0 million, with $40.0 million expected to be drawn upon the consummation of the Business Combination.

•

In connection with the execution of the Merger Agreement, New Pubco entered into an Equity Exchange Agreement (the “Equity Exchange Agreement”) with CDH and Home Care Workers Purpose Trust, a Delaware Noncharitable Purpose Trust (“HCT”). HCT owns a twenty percent (20%) limited liability company interest in Consumer Direct Care Washington, LLC, a Washington limited liability company (“CD Washington”), and CDH owns an eighty percent (80%) limited liability company interest in CD Washington. Pursuant to the Equity Exchange Agreement, HCT will transfer its interest in CD Washington to New Pubco, which New Pubco will contribute to CDH, with CDH becoming the sole member of CD Washington effective as of closing. In exchange for HCT’s transfer of its interest in CD Washington to New Pubco, New Pubco will issue to HCT 430,000 shares of New Pubco common stock and has entered into a Management Services Agreement pursuant to which HCT will, following the closing, continue to provide management services to CD Washington in exchange for a monthly management fee equal to $0.50 multiplied by the number of active CD Washington employees employed as individual providers.

•

The Merger Agreement provides for a Potential Tax Adjustment which is defined as the CDH Cash Consideration adjustments required to ensure that, with respect to any change in accounting method from cash basis to accrual basis, each Pre-Closing Holder is paid an amount in cash equal to the sum of (i) any additional tax liability incurred by such Pre-Closing Holder resulting from such change plus (ii) any additional tax liability incurred by such Pre-Closing Holder resulting from the payments described in this sentence. To the extent the amount of the Potential Tax Adjustment is not known as of the day prior to Closing, the Potential Tax Adjustment shall be paid after Closing. Additionally, the change in accounting method from cash to accrual basis is expected to result in the recognition of certain deferred taxes upon the closing. The evaluation of the accounting for the Potential Tax Adjustment and the deferred taxes is ongoing and the impact of such adjustments will be included in the unaudited pro forma condensed combined financial information when it becomes available.

•

The Merger Agreement provides for the adoption of an Incentive Equity Plan and an employee stock purchase plan (“ESPP”). As of the Closing Date, there will be shares of New Pubco common stock reserved under the Incentive Equity Plan representing, in the aggregate, 8% of the outstanding capital stock of New Pubco (the “Initial Incentive Equity Plan Pool”). Upon the effectiveness of the registration statement(s) with respect to the Incentive Equity Plan, the New Pubco Board shall authorize the issuance of the Initial Incentive Equity Plan Pool to the Company’s employees, as provided by the Company’s board of directors. The Board has approved an initial grant of 3,500,000 awards (the “Transaction Bonus Share Awards”) which will vest immediately upon grant. These awards have a preliminary estimated grant date fair value of $35.8 million based on a trading price of DTRT common stock of $10.22 per share. The Company expects to make additional grants of both stock options and restricted stock units following the closing of the Business Combination. As these issuances will occur post-closing, any impact of such issuances has not been reflected in the pro forma unaudited condensed combined financial information.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, DTRT is treated as the acquired company and CDH is treated as the accounting acquirer for financial statement reporting purposes. CDH has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances that are expected to be in place following the consummation of the Business Combination:

•

CDH’s existing shareholders will have a greater voting interest in New Pubco under both the No Redemptions and Full Redemption Scenarios as of immediately following the consummation of the Business Combination;

•

by virtue of such estimated voting interest upon the consummation of the Business Combination, CDH’s existing shareholders will have the ability to control decisions regarding the election and removal of directors and officers of New Pubco following the consummation of the Business Combination;

•	CDH’s senior management will be the senior management of New Pubco; and

•	the composition of the New Pubco Board will reflect five (5) members appointed by CDH and two (2) members appointed by DTRT’s Sponsor.

Other factors were considered but they would not change the preponderance of factors indicating that CDH was the accounting acquirer.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical audited financial statements of DTRT as of December 31, 2021 and for the period from April 19, 2021 (inception) through December 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed financial statements of DTRT as of and for the nine months ended September 30, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•

the historical audited consolidated financial statements of CDH as of and for the year ended December 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•

the historical unaudited condensed consolidated financial statements of CDH as of and for the nine months ended September 30, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•

other information relating to DTRT and CDH contained in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth in the section entitled “The Business Combination Agreement” and the risk factors set forth under the section entitled “Risk Factors.”

Pursuant to the Current Charter, DTRT’s public stockholders will be offered the opportunity to redeem, with such redemption to occur upon the consummation of the Business Combination, shares of DTRT Class A common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the consummation of the Business Combination) in the Trust Account.

Description of the No Redemptions and Full Redemption Scenarios

The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

•	No Redemptions: This scenario assumes no shares of DTRT Class A common stock subject to possible redemption are redeemed.

•

Full Redemption: This scenario assumes a full redemption in which 23,000,000 shares of DTRT Class A common stock subject to possible redemption are redeemed for an aggregate payment of approximately $235.6 million (based on the estimated per share redemption price of approximately $10.24 per share). For any cash shortfalls under a Full Redemption scenario, the CDH Cash Consideration will be sourced from the closing date consolidated balance sheet, Debt Financing, or an alternative source of financing.

Assumptions and estimates underlying the Transaction Accounting Adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Pubco following the completion of the Business Combination and related transactions. The Transaction Accounting Adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

Upon the consummation of the Business Combination, shares outstanding as presented in the unaudited pro forma condensed combined financial information include the following:

	Assuming No Redemptions		Assuming Full Redemption
	Shares	%	Shares	%
Public Stockholders(1)	23,000,000	29%	—	0%
Initial Stockholders(2)	5,750,000	7%	5,750,000	10%
CDH Shareholders(3)	49,400,387	63%	49,400,387	89%
Shares issued under Equity Exchange Agreement(4)	430,000	1%	430,000	1%

Total Shares	78,580,387	100%	55,580,387	100%

(1)	Amount excludes 11,500,000 shares of Class A common stock underlying the public warrants that will convert to warrants to purchase New Pubco Class A common stock.
(2)	Amount excludes 11,200,000 shares of Class A common stock underlying the Sponsor Warrants that will convert to warrants to purchase New Pubco Class A common stock.
(3)

The number of shares of New Pubco common stock issued to the CDH Shareholders is based on the CDH Stock Consideration calculation and will fluctuate based on certain balances outstanding upon the close of the Business Combination, including cash, debt and working capital amounts. This number excludes the Transaction Bonus Share Awards which will not be outstanding immediately upon close.

(4)

Reflects shares of New Pubco common stock issued to HCT pursuant to the Equity Exchange Agreement in exchange for the transfer of HCT’s 20% ownership in CD Washington which will occur concurrently with the consummation of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

	As of September 30, 2022		As of September 30, 2022
	Historical		Assuming No Redemptions				Assuming Full Redemption
	U.S. GAAP		Transaction Accounting Adjustments			Pro Forma Condensed Combined	Additional Transaction Accounting Adjustments (Note 4)		Pro Forma Condensed Combined
(dollars - in thousands)	CDH Historical	DTRT Health Acquisition Corp.	Deconsolidation of VIEs (Note 3)	Transaction Accounting Adjustments (Note 4)
Assets
Current assets
Cash and cash equivalents	$101,452	$70	$(999)	$235,612	a	$258,853	$(235,612)	n	$23,241
				112,750	b
				(53,778)	c
				(8,882)	d
				(118,350)	e
				(9,000)	f
				(22)	g
Restricted cash	11,595	—	—			11,595			11,595
Accounts receivable	111,086	—	—			111,086			111,086
Deferred transaction costs	6,188	—	—	(6,188)	c	—			—
Prepaid expenses and other current assets	48,920	489	—			49,409			49,409

Total current assets	279,241	559	(999)	152,142		430,943	(235,612)		195,331
Property and equipment, net	33,680	—	(18,603)			15,077			15,077
Investments held in Trust Account		235,612	—	(235,612)	a	—			—
Fulfillment cost asset	9,873	—	—			9,873			9,873
Other assets	443	—	748			1,191			1,191

Total Assets	$323,237	$236,171	$(18,854)	$(83,470)		$457,084	$(235,612)		$221,472

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities
Due to related parties	—	22	—	(22)	g	—			—
Accounts payable	4,154	40	—	(800)	c	3,394			3,394
Accrued payroll expenses	199,880	—	—			199,880			199,880
Current portion of long-term debt	2,271	—	(16)	(2,255)	d	—			—
Current portion of long-term debt – related party	352	—	(1,131)	779	d	—			—
Agency fund obligations	11,595	—	—			11,595			11,595
Other current liabilities	3,786	—	1,585			5,371			5,371
Accrued expenses	—	143	—			143			143
Franchise tax payable	—	61	—			61			61
Income tax payable	—	256	—			256			256

Total current liabilities	222,038	522	438	$(2,298)		220,700	—		220,700
Deferred underwriting commissions in connection with the Initial Public Offering		8,050	—	(8,050)	c	—			—

	As of September 30, 2022		As of September 30, 2022
	Historical		Assuming No Redemptions				Assuming Full Redemption
	U.S. GAAP		Transaction Accounting Adjustments			Pro Forma Condensed Combined	Additional Transaction Accounting Adjustments (Note 4)		Pro Forma Condensed Combined
(dollars -in thousands)	CDH Historical	DTRT Health Acquisition Corp.	Deconsolidation of VIEs (Note 3)	Transaction Accounting Adjustments (Note 4)
Derivative warrant liabilities		3,472	—			3,472			3,472
Long-term debt, net of current portion	936		(237)	(699)	d	112,750			112,750
				112,750	b
Long-term debt, net of current portion - related party	26,277		(20,680)	(5,547)	d	—			—
Other liabilities	679	—	—			679			679

Total Liabilities	$249,880	$12,044	$(20,479)	$96,156		$337,601	$—		$337,601

Commitments
Class A common stock, $0.0001 par value; 23,000,000 shares subject to possible redemption at $10.23 and $10.20 per share at September 30, 2022 and December 31, 2021, respectively	$—	$235,194	$—	$(235,194)	h	$—			$—

Shareholders’ Equity (Deficit)
Common stock, $0 par value, 50,000 shares authorized, 3,000 shares issued and outstanding	—	—	—	—	i	—			—
New Pubco Common Stock	—		—	2	h	8	(2)	n	6
				5	i
				1	j
				—	k
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	—	1	—	(1)	j	—			—
Additional paid-in capital	15,413	—	—	(51,116)	c	113,794	(235,610)	n	(121,816)
				(118,350)	e
				235,192	h
				(5)	i
				7,958	k
				(11,068)	l
				35,770	m
Retained earnings (Accumulated deficit)	51,611	(11,068)	—	(1,160)	d	5,681			5,681
				(9,000)	f
				11,068	l
				(35,770)	m

Controlling interest	67,024	(11,067)	—	63,526		119,483	(235,612)		(116,129)
Non-controlling interests (deficit)	6,333		1,625	(7,958)	k	—			—

Total shareholders’ equity (deficit)	73,357	(11,067)	1,625	55,568		119,483	(235,612)		(116,129)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$323,237	$236,171	$(18,854)	$(83,470)		$457,084	$(235,612)		$221,472

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

	Nine Months ended September 30, 2022		Nine Months ended September 30, 2022
	Historical		Assuming No Redemptions				Assuming Full Redemption
	U.S. GAAP		Transaction Accounting Adjustments				Additional Transaction Accounting Adjustments (Note 4)	Pro Forma Condensed Combined
	CDH - Historical	DTRT Health Acquisition Corp.	Deconsolidation of VIEs (Note 3)	Transaction Accounting Adjustments (Note 4)		Pro Forma Condensed Combined
Net service revenue	$1,133,123	$—				$1,133,123		$1,133,123
Cost of services	979,117	—				979,117		979,117

Gross Profit	154,006	—	—	—		154,006	—	154,006
Selling, general and administrative expenses	101,428	663	1,611	157	aa	103,859		103,859
General and administrative expenses – Related Party	—	15		(15)	bb	—		—
Depreciation and amortization	4,506	—	(748)			3,758		3,758
Franchise tax expenses	—	148				148		148

Operating income (loss)	48,072	(826)	(863)	(142)		46,241	—	46,241
Interest expense, net	(2,499)	—	861	1,638	cc	(8,154)		(8,154)
				(8,154)	dd
Other income, net	10,102	—				10,102		10,102
Change in Fair Value of Derivative Warrant Liabilities	—	2,352				2,352		2,352
Interest Earned - trust	—	1,221		(1,221)	ee	—		—

Net income (loss) before taxes	55,675	2,747	(2)	(7,879)		50,541	—	50,541
Income tax expense		256		5,715	ii	5,971		5,971

Net income (loss)	$55,675	$2,491	$(2)	$(13,594)		$44,570	$—	$44,570

Net income attributable to non-controlling interest	9,468	—	(2)	(9,466)	aa	—		—

Net income attributable to controlling interests	$46,207	$2,491	$—	$(4,128)		$44,570	$—	$44,570

Earnings per share
Weighted average Class A common shares outstanding						78,580,387	(23,000,000)	55,580,387
Income per share (basic and diluted) attributable to Class A common stockholders						$0.57		$0.80

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

	For the year ended December 31, 2021	For the Period from April 19, 2021 (inception) through December 31, 2021	For the year ended December 31, 2021
	Historical		Assuming No Redemptions				Assuming Full Redemption
	U.S. GAAP		Transaction Accounting Adjustments				Additional Transaction Accounting Adjustments (Note 4)	Pro Forma Condensed Combined
	CDH - Historical	DTRT Health Acquisition Corp.	Deconsolidation of VIEs (Note 3)	Transaction Accounting Adjustments (Note 4)		Pro Forma Condensed Combined
Net service revenue	$94,181	$—				$94,181		$94,181
Cost of services	35,935	—				35,935		35,935

Gross Profit	58,246	—	—	—		58,246	—	58,246
Selling, general and administrative expenses	57,240	350	2,213	315	aa	124,938		124,938
				20,000	ff
				9,050	gg
				35,770	hh
General and administrative expenses – Related Party	—	7		(7)	bb	—		—
Depreciation and amortization	2,756	—	(1,000)			1,756		1,756
Franchise tax expenses	—	139				139		139

Operating income (loss)	(1,750)	(496)	(1,213)	(65,128)		(68,587)	—	(68,587)
Interest expense, net	(3,152)	—	1,178	1,974	cc	(10,873)		(10,873)
				(10,873)	dd
Other income, net	6,395	—	(12)	(1,160)	cc	5,223		5,223
Change in Fair Value of Derivative Warrant Liabilities	—	9,632				9,632		9,632
Interest Earned – trust	—	17		(17)	ee	—		—
Loss upon issuance of Sponsor Warrants	—	(4,256)				(4,256)		(4,256)
Offering costs associated with derivative warrant liabilities	—	(41)				(41)		(41)

Net income (loss) before taxes	1,493	4,856	(47)	(75,204)		(68,902)	—	(68,902)
Income tax expense				500	ii	500		500

Net income (loss)	$1,493	$4,856	$(47)	$(75,704)		$(69,402)	$—	$(69,402)

Net loss attributable to non-controlling interest	(1,271)	—	(47)	1,318	aa	—	—	—

Net income (loss) attributable to controlling interests	$2,764	$4,856	$—	$(77,022)		$(69,402)	$—	$(69,402)

Loss per share
Weighted average Class A common shares outstanding						78,580,387	(23,000,000)	55,580,387
Loss per share (basic and diluted) attributable to Class A common stockholders						$(0.88)		$(1.25)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. DTRT is treated as the acquired company and CDH is treated as the accounting acquirer for financial statement reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of CDH issuing shares for the net assets of DTRT accompanied by a recapitalization. The net assets of DTRT are stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives pro forma effect to the Business Combination as if it had been consummated on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 (in the case of DTRT, for the period April 19, 2021 (inception) to December 31, 2021) gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2021.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 has been prepared using, and should be read together with, the following:

•	DTRT’s unaudited condensed balance sheet as of September 30, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•	CDH’s unaudited consolidated balance sheet as of September 30, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, has been prepared using, and should be read together with, the following:

•	DTRT’s audited statement of operations for the period April 19, 2021 (inception) through December 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•	CDH’s audited consolidated statement of operations for the year ended December 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 has been prepared using, and should be read together with, the following:

•	DTRT’s unaudited condensed statement of operations for the nine months ended September 30, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•	CDH’s unaudited consolidated statement of operations for the nine months ended September 30, 2022 and the related notes, which are included elsewhere in this proxy statement/prospectus.

The pro forma adjustments reflecting the consummation of the Business Combination are based on currently available information and management has made significant estimates and assumptions in its determination of the pro forma adjustments that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material.

Management believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any Management Adjustments (as defined under Release No. 33-10786) and therefore does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

2.	Accounting Policies

In the preparation of this unaudited pro forma condensed combined financial information, no reclassifications were determined to be necessary to align DTRT and CDH’s financial statement presentations. Management will perform a comprehensive review of DTRT’s and CDH’s accounting policies upon the completion of the Business Combination. As a result of the review, management may identify differences between the accounting policies of the entities, which, when conformed, could have a material impact on the financial statements of New Pubco. There were no intercompany transactions between DTRT and CDH that require adjustments to the unaudited pro forma condensed combined financial information for any of the periods presented.

3.	Deconsolidation of VIEs

CDH consolidates certain variable interest entities (“VIEs”) in which it is considered the primary beneficiary due to certain financial guarantees on debt arrangements of these entities and serving as the lessee of the sole asset of each entity. On October 10, 2022, CDH and Bank of Montana entered into a definitive agreement (the “Release Letter”) which provides that, upon closing of the Business Combination, CDH will be released from all existing guarantees pertaining to these entities (collectively, the “Release”). As a result of the Release, CDH has determined that these VIEs would be deconsolidated upon closing of the Business Combination as CDH will no longer have a variable interest in these entities. In addition, effective October 14, 2022, CDH and the Consolidated VIEs entered into a lease addendum to remove the renewal term included in each lease arrangement between CDH’s subsidiaries and the Consolidated VIEs.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives pro forma effect to the deconsolidation of these VIEs as if it had occurred on September 30, 2022 and reflects the derecognition of the historical assets, liabilities and equity of the VIEs. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 give pro forma effect to the deconsolidation as if it had occurred on January 1, 2021. The deconsolidation adjustments reflect the net impact of (a) the removal of the VIE’s activity and (b) the removal of any eliminations of activity between CDH and the VIEs that would no longer eliminate following deconsolidation. There is no gain or loss recognized on deconsolidation as the net assets of the VIEs are 100% attributable to non-controlling interests.

4.	Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022 are as follows:

a.	Reflects the reclassification of Investments held in Trust Account to Cash and cash equivalents that become available upon the consummation of the Business Combination.

b.

Reflects preliminary estimated proceeds from the Debt Financing consisting of a $75.0 million term loan and a $40.0 million draw on a revolver. The term loan and revolver are presented net of $1.5 million and $0.8 million, respectively, of debt issuance costs expected to be incurred to obtain the Debt Financing.

c.

Reflects preliminary estimated transaction costs of CDH of $31.1 million and DTRT of $28.1 million, totaling approximately $59.2 million. This adjustment is inclusive of the $8.1 million deferred underwriting fee payable accrued on DTRT’s balance sheet and $6.2 million of deferred transaction costs and $0.8 million of accounts payable recorded on CDH’s balance sheet. The remaining costs have not yet been recognized in the historical financial statements but have been incurred or are expected to be incurred in connection with the Business Combination. Transaction costs include legal, financial advisory and other professional fees related to the Business Combination. In connection with the reverse recapitalization treatment, CDH’s transaction costs are recorded as reductions to Additional paid-in capital.

DTRT’s transaction costs of $20.0 million (not inclusive of the deferred underwriting fee) are recorded through the statement of operations and would be treated as a reduction to DTRT’s historical accumulated deficit; however, as DTRT’s accumulated deficit is reclassified to Additional paid-in capital in connection with the Business Combination, this adjustment is recorded directly to Additional paid-in capital.

d.

Reflects the repayment of $8.9 million of legacy CDH debt, which consists of all outstanding debt on the CDH balance sheet as of September 30, 2022, upon the consummation of the Business Combination. This adjustment includes the write-off of $1.2 million of related unamortized deferred financing costs recorded net with the debt balances and the recognition of an estimated loss on extinguishment recorded in retained earnings (refer to adjustment cc).

e.

Reflects the estimated $118.4 million CDH Cash Consideration (as calculated based on the definition in the Merger Agreement) to be paid to CDH Shareholders upon the consummation of the Business Combination and the related reduction to Additional paid-in capital. Pursuant to the Merger Agreement, the cash consideration to the CDH Shareholders will be $118.4 million less fees payable to the financial advisor to CDH and the CDH Shareholders in excess of $8.0 million payable out of such cash amount, which is estimated to be $18.4 million. For any cash shortfalls under a Full Redemption scenario, the CDH Cash Consideration will be sourced from the closing date consolidated balance sheet, Debt Financing or an alternative source of financing.

f.

Reflects the cash payment of non-recurring bonuses totaling $9.0 million to certain CDH employees upon the consummation of the Business Combination. The bonuses are expected to be expensed (refer to adjustment gg) rather than recorded to Additional paid-in capital and therefore are reflected as a reduction to retained earnings.

g.	Reflects the repayment of DTRT’s related party balance with its Sponsor upon the consummation of the Business Combination.

h.

Reflects the No Redemptions Scenario, in which no shares of DTRT Class A common stock subject to possible redemption are redeemed. Upon the consummation of the Business Combination, these unredeemed shares would be reclassified to permanent equity.

i.

Reflects the conversion of CDH’s historical equity into stock consideration paid to CDH Shareholders upon close of the Business Combination. The stock consideration consists of the issuance of 49,400,387 shares ($10.20 per share price, $0.0001 par value) of New Pubco common stock as of September 30, 2022. The number of shares of New Pubco common stock issued to the CDH Shareholders is based on the Company Stock Consideration calculation (as defined in the Merger Agreement) and will fluctuate based on certain CDH balances outstanding upon the close of the Business Combination, including cash, debt and working capital amounts.

j.	Reflects the conversion of outstanding DTRT Class B common stock into New Pubco common stock.

k.

Pursuant to the Equity Exchange Agreement, represents the purchase of the historical 20% non-controlling interest in CD Washington in exchange for the issuance of 430,000 shares of New Pubco common stock. This adjustment reflects the reclassification of CDH’s historical non-controlling interest in CD Washington to Additional paid-in capital and the recognition of the par value of the shares issued.

l.	Reflects the elimination of the historical accumulated deficit of DTRT.

m.	Reflects the estimated stock-based compensation expense of $35.8 million associated with the vesting of the Transaction Bonus Share Awards granted to certain CDH employees. These awards consist of

(a) unrestricted shares of New Pubco common stock and (b) restricted stock units. Both types of awards vest fully upon grant and therefore are economically equivalent to common shares. The stock-based compensation expense recognized is calculated using a closing trading price of DTRT common stock on November 30, 2022 of 10.22 per share.

n.

Reflects the Full Redemption Scenario, in which 23,000,000 shares of DTRT Class A common stock subject to possible redemption are redeemed for an aggregate payment of approximately $235.6 million (based on the estimated per share redemption price of approximately $10.24 per share).

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 (in the case of DTRT, for the period April 19, 2021 (its inception) to December 31, 2021) and the nine months ended September 30, 2022 are as follows:

aa.

Pursuant to the Equity Exchange Agreement discussed in adjustment k, reflects (a) the reclassification of the historical net income (loss) attributable to non-controlling interest to net income (loss) attributable to controlling interest, and (b) the estimated management fee of $0.3 million and $0.2 million for the year ended December 31, 2021 and nine months ended September 30, 2022, respectively, which would have been incurred had the Equity Exchange Agreement been executed on January 1, 2021.

bb.

Reflects the elimination of DTRT’s administrative service fee paid to its Sponsor that will cease upon the consummation of the Business Combination, and therefore would not have been incurred if the Business Combination were consummated on January 1, 2021.

cc.

In connection with adjustment d, reflects the removal of historical interest expense of $2.0 million and $1.6 million for the year ended December 31, 2021 and nine months ended September 30, 2022, respectively, recorded within Interest expense, net as well as the recognition of the loss on extinguishment of debt of $1.2 million for the year ended December 31, 2021 recorded in Other income, net arising from the write-off of the unamortized debt issuance costs, both in connection with the repayment of the CDH historical debt upon consummation of the Business Combination.

dd.

Reflects interest expense on the Debt Financing, including the estimated amortization of debt issuance costs. The pro forma adjustment to record interest expense assumes the Debt Financing was entered into on January 1, 2021 and was outstanding for the entire year ended December 31, 2021 and the nine months ended September 30, 2022. The initial interest rates assumed for purposes of preparing this pro forma financial information were 9.65% for the term loan and 7.15% for the revolver.

The Company is still negotiating final terms and therefore the final interest rates for the Debt Financing may differ from the amounts assumed in the pro forma financial information. A 1/8 of a percent point increase or decrease in the final interest rates would result in a change in interest expense of approximately $0.1 million for the year ended December 31, 2021 and approximately $0.1 million for the nine months ended September 30, 2022.

ee.	Reflects the elimination of Interest income earned on Trust Account that would not have been earned if the Business Combination were consummated on January 1, 2021.

ff.

Reflects DTRT’s estimated transaction expenses of $20.0 million which have been incurred or are expected to be incurred but are not reflected in the historical financial statements of DTRT. This adjustment is recorded in the annual period consistent with the assumption that the Business Combination was consummated on January 1, 2021 and that these costs would have been incurred upon consummation.

gg.	Reflects $9.0 million of expense related to the payment of cash bonuses to certain employees of CDH upon consummation of the Business Combination.

hh.

In connection with adjustment m, reflects the estimated stock-based compensation expense of $35.8 million associated with the vesting of the Transaction Bonus Share Awards. As these awards vest fully upon grant, the related expense is fully recognized during the annual period.

ii.

Reflects $5.7 million and $0.5 million of estimated income tax expense based on a preliminary estimated blended statutory rate for the nine months ended September 30, 2022 and the year ended December 31, 2021, associated with the Company’s new tax structure that would have been incurred had the Business Combination been consummated on January 1, 2021.

4.	(Loss) Earnings per Share

Represents the (loss) earnings per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination. As the Business Combination is being reflected as if it had occurred on January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted (loss) earnings per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

Potential dilutive securities include the public and Sponsor Warrants, which have been excluded from the computation of diluted pro forma (loss) earnings per share as the effect would be anti-dilutive.

	For the year ended December 31, 2021		For the nine months ended September 30, 2022
(dollars in thousands, except share and per share data)	Assuming No Redemptions	Assuming Full Redemption	Assuming No Redemptions	Assuming Full Redemption
Pro forma net (loss) income	$(69,402)	$(69,402)	$44,570	$44,570
Pro Forma weighted average shares, basic and diluted
Public Stockholders(1)	23,000,000	—	23,000,000	—
Initial Stockholders(2)	5,750,000	5,750,000	5,750,000	5,750,000
CDH Shareholders(3)	49,400,387	49,400,387	49,400,387	49,400,387
Shares issued under Equity Exchange Agreement(4)	430,000	430,000	430,000	430,000

Pro forma weighted average shares outstanding – basic and diluted	78,580,387	55,580,387	78,580,387	55,580,387

(Loss) earnings per share (basic and diluted) attributable to New Pubco common stockholders	$(0.88)	$(1.25)	$0.57	$0.80

(1)	Amount excludes 11,500,000 shares of Class A common stock underlying the public warrants that will convert to warrants to purchase New Pubco Class A common stock.
(2)	Amount excludes 11,200,000 shares of Class A common stock underlying the Sponsor Warrants that will convert to warrants to purchase New Pubco Class A common stock.
(3)

The number of shares of New Pubco common stock issued to the CDH Shareholders is based on the CDH Stock Consideration calculation and will fluctuate based on certain balances outstanding upon the close of the Business Combination, including cash, debt and working capital amounts. This number excludes the Transaction Bonus Share Awards which will not be outstanding immediately upon close.

(4)

Reflects shares of New Pubco common stock issued to HCT pursuant to the Equity Exchange Agreement in exchange for the transfer of HCT’s 20% ownership in CD Washington which will occur concurrently with the consummation of the Business Combination.

BUSINESS OF DTRT

Introduction

DTRT is a blank check company incorporated on April 19, 2021 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, DTRT’s efforts were limited to organizational activities, completion of its Initial Public Offering and the evaluation of possible business combinations.

Initial Public Offering

DTRT has neither engaged in any operations nor generated any revenue to date. Based on DTRT’s business activities, DTRT is a “shell company” as defined under the Exchange Act because it has no operations and assets consisting almost entirely of cash.

On September 7, 2021, DTRT consummated the Initial Public Offering of 23,000,000 units, including 3,000,000 additional units to cover over-allotments, at $10.00 per unit, generating gross proceeds of approximately $230.0 million, and incurring offering costs of approximately $13.3 million.

Simultaneously with the consummation of the Initial Public Offering and the sale of the over-allotment units, DTRT consummated the private sale of an aggregate of 11,200,000 Sponsor Warrants, each exercisable to purchase one share of DTRT Class A common stock at $11.50 per share, to Sponsor at a price of $1.00 per Sponsor Warrant, generating gross proceeds, before expenses, of $11,200,000. The Sponsor Warrants are identical to the warrants included in the units sold in the Initial Public Offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by DTRT, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after DTRT completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.

On May 12, 2021, our Sponsor purchased 5,750,000 shares of DTRT’s Class B common stock, par value $0.0001 per share (the “Founder Shares”) for a total purchase price of $25,000. Of the 5,750,000 Founder Shares outstanding, up to 750,000 shares were subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on September 7, 2021; thus, these 750,000 Founder Shares were no longer subject to forfeiture.

Upon the closing of the Initial Public Offering and the Sponsor Warrants, approximately $234.6 million was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as Trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of DTRT’s obligation to redeem 100% of the public shares if DTRT does not complete a Business Combination within 15 months from the closing of its Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if DTRT is unable to complete an Business Combination within 15 months from the closing of DTRT’s Initial Public Offering, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 5, 2022, there was approximately $236.6 million in investments and cash held in the Trust Account.

Fair Market Value of CDH’s Business

DTRT’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. DTRT will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The DTRT Board determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Current Charter, in connection with any proposed business combination, DTRT must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for DTRT’s Initial Public Offering. Accordingly, in connection with the Business Combination, the DTRT Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with DTRT’s Initial Public Offering, the Initial Stockholders entered into a letter agreement to vote their shares in favor of the Business Combination and the other Condition Precedent Proposals and DTRT also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, the Initial Stockholders own 20% of the total outstanding DTRT Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding DTRT or its securities, the Initial Stockholders, CDH and its affiliates, including its founders, may purchase shares and warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of DTRT Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and (ii) DTRT is able to obtain Financing satisfactory to CDH. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation provides that we have only 15 months from the closing of the Initial Public Offering to complete the initial business combination. If we are unable to complete the initial business combination within such 15-month period or during any Extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to DTRT to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the DTRT Board, liquidate and dissolve, subject in each case to the obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete the initial business combination within the 15-month time period.

The Initial Stockholders have entered into a Voting Letter Agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if we fail to complete the initial business combination within 15 months from the closing of the Initial Public Offering or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to the amended and restated certificate of incorporation. The Sponsor and our officers and directors agreed to the waiver in connection with the Business Combination to induce CDH to enter into the Merger Agreement. Such waivers are common in transactions of this sort and the Sponsor and our officers and directors did not view the waiver as separate from the Business Combination as a whole and did not receive separate consideration for the waiver. However, if the Initial Stockholders, Sponsor or management team acquire public shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete the initial business combination within the allotted 15-month time period.

Initial Stockholders have agreed, pursuant to a Voting Letter Agreement with us, that they will not propose any amendment to the amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem 100% of the public shares if we do not complete the initial business combination within 15 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless we provide the public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to DTRT to pay the taxes, divided by the number of then outstanding public shares. However, we may not redeem the public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of the public shares at such time.

We expect that all costs and expenses associated with implementing the plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,375,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the Trustee to release to DTRT an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the Initial Public Offering and the sale of the Sponsor Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account and any tax payments or expenses for the dissolution of the trust, the per-share redemption amount received by stockholders upon the dissolution would be approximately $10.20.

The proceeds deposited in the Trust Account could, however, become subject to the claims of the creditors which would have higher priority than the claims of the public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.20. Under Section 281(b) of the DGCL, the plan of dissolution must provide for all claims against DTRT to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of the remaining assets to the stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with DTRT waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against the assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the management will consider whether competitive alternatives are reasonably available to DTRT and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with DTRT and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to DTRT if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of the company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the initial business combination and redemptions could be reduced to less than $10.20 per public share. In such event, we may not be able to complete the initial business combination, and you would receive such lesser amount per share in connection with any redemption of the public shares. None of the officers or directors will indemnify DTRT for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, the independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that the independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that the independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with DTRT waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,375,000 from the proceeds of the Initial Public Offering with which to pay any such potential claims (including costs and expenses incurred in connection with the liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the public stockholders upon the redemption of the public shares in the event we do not complete the initial business combination within 15 months from the closing of the Initial Public Offering may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to the public stockholders upon the redemption of the public shares in the event we do not complete the initial business combination within 15 months from the closing of the Initial Public Offering is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete the initial business combination within 15 months from the closing of the Initial Public Offering, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to DTRT to pay the taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the DTRT Board, dissolve and liquidate, subject in each case to the obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is the intention to redeem the public shares as soon as reasonably possible following the 15th month and, therefore, we do not intend to comply with those procedures. As such, the stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires DTRT to adopt a plan, based on facts known to DTRT at such time that will provide for the payment of all existing and pending claims or claims that may be potentially brought against DTRT within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and the operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from the vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in the underwriting agreement, we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with DTRT waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against DTRT are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.20 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against DTRT that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in the bankruptcy estate and subject to the claims of third parties with priority over the claims of the stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.20 per share to the public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against DTRT that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by the stockholders. Furthermore, the DTRT Board may be viewed as having breached its fiduciary duty to the creditors or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against DTRT for these reasons.

The public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if we do not complete the initial business combination within 15 months from the closing of the Initial Public Offering, (ii) in connection with a stockholder vote to amend the amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem 100% of the public shares if we do not complete the initial business combination within 15 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of the initial Business Combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with the initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to DTRT for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.

Properties

DTRT currently utilizes office space at 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523. DTRT has agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to members of its management team in an amount of $1,666.66 per month and DTRT does not pay a third party directly for such services. DTRT believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. DTRT considers its current office space adequate for its current operations.

Employees

DTRT currently has three executive officers. These individuals are not obligated to devote any specific number of hours to DTRT’s matters but they intend to devote as much of their time as they deem necessary to

DTRT’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. DTRT does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

DTRT’s directors and executive officers are as follows (as of December 1, 2022):

Name	Age	Position
Mark Heaney	66	Chief Executive Officer and Executive Chairman
Arion Robbins	38	Chief Operating Officer
Don Klink	63	Chief Financial Officer and Director
Jeannee Parker Martin	67	Director
Dipa Mehta	39	Director
Mary Ann Christopher	65	Director

Mark Heaney, Chief Executive Officer and Executive Chairman

Mark Heaney, our Chief Executive Officer and Executive Chairman, has over 40 years of experience in the delivery of in-home care, including personal care, home-health care, pediatric home care, adult day services, group homes, and home-based mobile services and home-health coding. Mr. Heaney has extensive experience with Medicare, Medicaid, managed care, veteran’s benefits, commercial insurers and private pay. Mr. Heaney spent 31 years at Addus HomeCare serving as the Chief Operating Officer for 23 years and its Chief Executive Officer and chairman of the board for eight years. After being acquired by a private equity firm in 2006, Mr. Heaney, as the then-CEO, led Addus’s successful initial public offering in 2009. During his tenure at Addus, by way of an equal mix of organic growth and acquisition, the company grew to employing over 17,000 health care personnel and serving over 35,000 consumers annually from 120+ locations in 23 states. Mr. Heaney was previously elected to the board of directors of the National Association for HomeCare and Hospice (“NAHC”), where he served for six years. He also served as the chairman of NAHC’s Homecare Aide Section and was a founding member of the precursor to the Partnership for Medicaid Home-Based Care. Mr. Heaney additionally served on the board of advisors for Lincoln HealthCare Events, where he focused on the company’s HomeCare 100 and HealthCare Capital conferences. Mr. Heaney is a frequent speaker at industry conferences, advocating on behalf of homecare in his role as executive director of the National Home Care System and a member of the Governor’s Task Force, as well as having testified before the House of Representatives’ Veteran’s Affairs Committee. Currently, Mr. Heaney serves as either a board member or board advisor to CellTrak Technologies, SelectData, QMerit, Arrow HomeCare and TradeWinds Services. Mr. Heaney is an active member of the Medicaid Partnership for HomeBased Care, a DC-based industry policy group. Mr. Heaney is a graduate of Loyola University of Chicago and has completed coursework toward a Masters in Liberal Arts degree from the University of Chicago (thesis pending). Mr. Heaney has served as our Chief Executive Officer and Executive Chairman since May 12, 2021.

Arion Robbins, Chief Operating Officer

Arion Robbins, our Chief Operating Officer, has over 15 years of experience in the financial services industry and has spent the last ten years as a private equity investor focused on healthcare and business services. Most recently, Mr. Robbins was a Principal at Revelstoke Capital Partners, a Denver-based healthcare private equity firm where he was responsible for sourcing, evaluating and strategically growing healthcare portfolio companies.

There, Mr. Robbins led investments in or consulted for dozens of companies across multi-site healthcare, physician practice management, post-acute services, healthcare IT, diagnostic services, and medical product distribution, among others. Mr. Robbins began his institutional career in New York City where he held roles at Tenex Capital Management and Barclays Capital. Prior to his time in New York, Mr. Robbins worked in the Private Client Group at Wachovia Securities. He has served on numerous healthcare boards, including OnSite Mammography, DataLink Software, Crossroads Treatment Centers, and Trident USA, and he currently serves as an advisor to the boards of MainStreet Urgent Care and BioDerm, Inc. Mr. Robbins is a frequent panelist at healthcare industry conferences across the country. Mr. Robbins holds a B.A. in Economics from the University of Pennsylvania and is a Chartered Financial Analyst. Mr. Robbins has served as our Chief Operating Officer since May 12, 2021.

Don Klink, Chief Financial Officer and Director

Don Klink, MBA, CPA, CGMA, our Chief Financial Officer and Director, brings over 35 years of experience in a variety of industries, including over a decade’s worth of healthcare services experience. Since 2019, Mr. Klink has served as the Chief Financial Officer of United Dental Partners, a provider of dental services across the United States. From 2016 to 2018, Mr. Klink served as the Chief Financial Officer for VNA Health Care, an organization that provides healthcare services to clinics and homes alike to over 100,000 patients. Mr. Klink also served as the Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Addus HomeCare from 2015 to 2016. He has also served on the Illinois CPA Society Ethics Committee which ensures that licensed CPAs follow required audit and ethics rules. Mr. Klink is a Certified Public Accountant (CPA), Chartered Global Management Accountant (CGMA), holds his MBA from the University of Chicago – Booth School of Business and obtained his BS in Accounting from Bradley University. Mr. Klink has served as our Chief Financial Officer since May 12, 2021 and director since September 1, 2021.

Jeannee Parker Martin, Director

Jeannee Parker Martin is one of our independent directors. Ms. Parker is the President & CEO of LeadingAge California and the Vice Chairman of The Corridor Group Holdings. Ms. Martin has over 40 years of experience as a leader in the strategic development and delivery of healthcare programs, including home health, personal care services, hospice, long term care, technology and multi-payor programs. Ms. Martin has extensive experience in the delivery and development of health care programs around the world – spanning the United States, Central and South America, Thailand and Turkey, and has worked alongside the World Health Organization and U.S. Department of State. In 1984, Ms. Martin founded the first AIDS Home Care & Hospice Program in the U.S. In 2019, she was appointed to the California Master Plan for Aging Stakeholder Advisory Committee to chart the ten-year roadmap for California’s older adult population. In 2020, she was appointed to the federal CMS Coronavirus Commission on Safety and Quality in Nursing Homes to help identify strategies and recommendations to the U.S. response in nursing homes. Ms. Martin has served on nine boards of directors and has led various key committees, including governance, finance, compensation, development, CEO search and strategic planning. Of note, Ms. Martin served on the boards of the National Association for Home Care & Hospice and the National Hospice and Palliative Care Organization, and is currently an advisor to several health care focused technology companies. She brings sound guidance to boards and executive teams, and has provided advice on a wide range of matters based on her knowledge of particular industries, philanthropic foundations and civic organizations. Ms. Martin has received numerous awards at the local, state and national level, including being inducted into the National Association for Home Care & Hospice Hall of Fame, the Georgetown University School of Nursing Alumna Award, the California Lillian O’Brien Award, and a nomination to MedPac (the Medicare Payment Advisory Commission). She served on the Georgetown University Leadership in Nursing Think Tank and the University of California School of Nursing Home Care Advisory Council. Ms. Martin received her Master’s Degree in Public Health from Yale University School of Medicine and her Bachelor’s of Science in Nursing from Georgetown University. Ms. Martin has served as our director since September 1, 2021.

Dipa Mehta, Director

Dipa Mehta is one of our independent directors. Ms. Mehta serves as the lead for the Corporate Development and Ventures group at Advocate Aurora Enterprises, a subsidiary of Advocate Aurora Health, which is one of the largest healthcare organizations in the United States. Ms. Mehta has over 15 years of experience in the healthcare and financial services industries and has served in various roles as a venture capital investor in the healthcare technology and services sectors. Since September 2019, Ms. Mehta has served as an Investor in Residence with the Polsky Center for Entrepreneurship at the University of Chicago – Booth School of Business, where she advises students and teaches workshops. Ms. Mehta was formerly a Managing Director at Sandbox Industries, a venture capital firm that is the investment manager to the Blue Venture Fund. The Blue Venture Fund is a unique collaboration between Blue Cross Blue Shield (“BCBS”) companies, BCBS Association and Sandbox. During her time at Sandbox, Ms. Mehta served on the boards of Contessa Health, Upward Health, Oncology Analytics, AbleTo, and Lumiata. Prior to Sandbox, Ms. Mehta was at Amgen Ventures, the corporate venture fund of Amgen. Ms. Mehta started her career in the Global Healthcare Investment Banking Group at UBS and the Healthcare Fund at Paul Capital Partners, which invested in late-stage pharmaceutical and biotechnology companies. Ms. Mehta holds a BS from the New York University Stern School of Business and an MBA from the University of Chicago – Booth School of Business, where she received the Chicago Booth Leadership Award of Distinction. Ms. Mehta has also completed the Kauffman Fellowship, a prestigious two-year program for venture capitalists. Ms. Mehta has served as our director since September 1, 2021.

Mary Ann Christopher, Director

Mary Ann Christopher is one of our independent directors. Ms. Christopher is a strategic health care executive and board member with a 40-year record of innovation and market expansion at leading payor, provider and health-technology companies. During the course of her career, Ms. Christopher has led mergers, integrations and turnarounds at several multibillion-dollar organizations, launched far-reaching community health initiatives and driven aggressive growth and diversification strategies. Since 2019, Ms. Christopher has served as a Senior Operating Advisor for LLR Partners, a private equity firm that invests in technology and healthcare businesses. From 2016 to 2019, Ms. Christopher served as a corporate officer at Horizon Blue Cross Blue Shield of New Jersey where she led a broad expansion of services to establish the company’s role as the lead private insurer in the state, including the development of a statewide payor/provider system. From 2012 to 2014, Ms. Christopher was the President and Chief Executive Officer of the Visiting Nurse Service of New York, the largest non-profit home care and hospice company in the country with approximately $2 billion in annual revenue and over 18,000 interprofessional team members. From 2001 to 2011, Ms. Christopher was the chief executive officer of the Visiting Nurse Association Health Group of New Jersey (“VNA”). While at the VNA, Ms. Christopher helped scale the company’s statewide enterprise through acquisitions, joint ventures and service diversification to include home health, hospice, private duty, community based mental health, federally qualified health centers and school-based health services. Prior thereto, she held various leadership positions within VNA beginning in 1983, including serving as Chief Operating Officer for 12 years. Ms. Christopher currently serves as a board member for RestorixHealth, Unitek Learning, Hazel Health, Legacy Hospice, True Learn and HRS, and has served as a board member for both Orbis Education and Medbridge Education, facilitating their growth, profitability, and successful exits. Ms. Christopher serves as an advisor to BraveHealth and CareAcademy. She currently chairs the Audit Committee of HazelHealth, and is a member of the Audit Committee of HMH SOM. In addition to her professional work, she is a Board Regent at Seton Hall University where she served as Vice Chair of the Audit Committee for 6 years, was a founding member and currently serves as the Vice Chair of the Hackensack Meridian School of Medicine, serves on the Board of CHAP (Community Health Accreditation Partner) and is a past board member of National Association of Home Care and Hospice. She served as a congressional appointee to the National Advisory Council on Nursing Education and Practice for the U.S. Department of Health and Human Services. Ms. Christopher has written on the topic and appeared at a variety of national health care conferences, including the World Congress Summit in Washington, DC, and the national conference for the Center to Advance Palliative Care. She has presented to international audiences on the topics of health care equity, access and financing. Ms. Christopher has received numerous honors including the NJBIZ’s list of the Best 50 Women in Business, the Top 50 Most Powerful Health Care Leaders in New Jersey and was awarded the prestigious American Nurses Association Honorary Human Rights Award. Ms. Christopher has a Master’s of Science in Nursing from Seton Hall University, a Bachelor’s of Science in Nursing (summa cum laude) from Fairfield University and was awarded honorary doctoral degrees from both Fairfield University and Monmouth University. Ms. Christopher has served as our director since September 1, 2021.

Number and Terms of Office of Officers and Directors

The DTRT board of directors consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual meeting) serving a three-year term. In accordance with the Nasdaq corporate governance requirements, DTRT is not required to hold an annual meeting until one year after DTRT’s first fiscal year end following DTRT’s listing on the Nasdaq. The term of office of the first class of directors, consisting of Mary Ann Christopher, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Dipa Mehta and Jeannee Parker Martin, will expire at our second annual meeting of stockholders. The term of office of the third class of directors, consisting of Don Klink and Mark Heaney, will expire at our third annual meeting of stockholders.

DTRT’s officers are appointed by the DTRT Board and serve at the discretion of the DTRT Board, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to DTRT’s amended and restated certificate of incorporation.

Director Independence

Nasdaq rules require that a majority of the DTRT Board be independent within one year of DTRT’s Initial Public Offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). DTRT has three “independent directors” as defined in Nasdaq rules and applicable SEC rules. The DTRT board of directors has determined that each of Dipa Mehta, Jeannee Parker Martin and Mary Ann Christopher is an “independent director” as defined in Nasdaq listing standards and applicable SEC rules. DTRT’s independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of DTRT’s executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that DTRT’s securities were first listed on Nasdaq through the earlier of consummation of DTRT’s initial business combination and DTRT’s liquidation, DTRT will pay the Sponsor $1,666.66 per month for office space, secretarial and administrative services provided to members of DTRT’s management team. In addition, DTRT’s executive officers and directors and the Sponsor, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on DTRT’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. DTRT’s audit committee will review on a quarterly basis all payments that were made to DTRT’s executive officers or directors or the Sponsor, or DTRT or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, DTRT does not expect to have any additional controls in place governing DTRT’s reimbursement payments to DTRT’s directors and executive officers for their out-of-pocket expenses incurred in connection with DTRT’s activities on DTRT’s behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to DTRT’s executive officers and directors and the Sponsor, or any of their respective affiliates, prior to completion of DTRT’s initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against DTRT or any members of its management team in their capacity as such, and DTRT and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

DTRT has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, DTRT’s annual reports contain financial statements audited and reported on by DTRT’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DTRT

The following discussion and analysis of the financial condition and results of operations of DTRT Acquisition Corp. (for purposes of this section, the “Company,” “DTRT,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of DTRT included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

We are a blank check company incorporated in Delaware on April 19, 2021. We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “De-SPAC Transaction”). We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our sponsor is DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for our initial public offering (the “Initial Public Offering”) was declared effective on September 1, 2021. On September 7, 2021, we consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), which includes the exercise in full of the underwriters’ option to purchase 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, and incurring offering costs of approximately $13,300,000, of which approximately $8,100,000 was for deferred underwriting commissions and approximately $71,000 was for offering costs allocated to derivative warrant liabilities.

Simultaneously with the closing of the Initial Public Offering, we consummated the private placement (“Private Placement”) of 11,200,000 warrants (each, a “Sponsor Warrant” and collectively, the “Sponsor Warrants”) at a price of $1.00 per Sponsor Warrant to the Sponsor, generating proceeds of $11,200,000.

Upon the closing of the Initial Public Offering and the Private Placement, $234,600,000 ($10.20 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and of the Sponsor Warrants were placed in a trust account (the “Trust Account”) and invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a De-SPAC Transaction and (ii) the distribution of the Trust Account as described below.

Proposed Business Combination

On September 28, 2022, we entered into an agreement and plan of merger by and among the Company, Grizzly New Pubco, Inc. (“New Pubco”), a wholly owned subsidiary of the Company, Grizzly Merger Sub, Inc., a wholly owned subsidiary of New Pubco (“Grizzly Merger Sub”), Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), and the Pre-Closing Holder Representative (as defined therein) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement has been unanimously approved by the Company’s and CDH’s board of directors and adopted by CDH’s shareholders. If the Merger Agreement is approved by the Company’s stockholders and the transactions contemplated by the Merger Agreement are consummated, the CDH shareholders will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into the Company, the Company’s stockholders will receive shares of

New Pubco common stock in exchange for their shares of the Company’s common stock and New Pubco Sponsor Warrants in exchange for their Sponsor Warrants, and the Company will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco (the “First Merger”), and immediately following the First Merger, the Company will convert into an limited liability company (the “Conversion”). Following the First Merger and the Conversion, Newco will merge with and into New Pubco, with New Pubco surviving the merger (the “Second Merger” and together with the First Merger and all other transactions contemplated by the Merger Agreement, the “Proposed Business Combination”). In connection with the consummation of the Proposed Business Combination, New Pubco will be renamed “Consumer Direct Care Network, Inc.” (“CDCN”). The board of directors of the post-closing public entity, CDCN, will be comprised of a total of seven (7) directors, five (5) of whom will be nominated by the pre-closing shareholders of CDH and two (2) of whom will be nominated by the Sponsor.

In connection with the First Merger and without any further action on the part of any party, each share of Class A common stock and Class B common stock of the Company will be converted into one share of common stock of New Pubco, and each Sponsor Warrant and Public Warrant will be converted into one Sponsor Warrant of New Pubco and one public warrant of New Pubco, respectively, each exercisable for one share of New Pubco common stock.

Under the Merger Agreement, in connection with the Second Merger, the Company has agreed to indirectly acquire all of the outstanding equity interests of CDH for approximately $527 million in aggregate consideration, subject to specified adjustments, which will be paid at the effective time of the Proposed Business Combination. Such consideration will be paid in cash and shares of common stock of New Pubco, calculated based on the per share merger consideration value formula as set forth in the Merger Agreement and, in the case of the shares of common stock of New Pubco, calculated based on a price of $10.20 per share (the “Closing Price”). The cash consideration is expected to be $118.35 million, less certain advisor expenses, and the remainder of the aggregate consideration will be paid in shares of common stock of New Pubco. The stock consideration is subject to the following adjustments: (i) an increase for CDH’s cash on hand as of closing; (ii) a decrease for CDH’s indebtedness as of Closing; (iii) a decrease for certain advisor expenses; (iv) an increase or decrease for CDH’s working capital as compared to a working capital target; (v) an increase or decrease for the amount by which CDH’s transaction expenses are less than (or greater than) $7 million; and (vi) an increase for credited expenses paid by CDH.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of CDH, the Company, Grizzly Merger Sub and New Pubco prior to the closing of the Proposed Business Combination.

The closing of the Proposed Business Combination is subject to certain customary conditions, including, among other things: (i) approval by the Company’s stockholders of the proposals being presented at the special meeting, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of a material adverse regulatory event by a governmental entity that enjoins, prohibits or makes illegal the consummation of the Proposed Business Combination, (iv) the Company obtaining financing satisfactory to CDH, (v) certain contracts of CDH and its subsidiaries that have been agreed to between the parties being in full force and effect and (vi) the approval of listing of the shares of New Pubco common stock on one of the Nasdaq market tiers.

The Merger Agreement may be terminated by the Company or CDH under certain circumstances.

Registration Rights Agreement

At the closing of the Proposed Business Combination, New Pubco, the Company, the Sponsor, certain members of the Sponsor (the “Sponsor Members”) and the holders of CDH capital stock (the “CDH shareholders” and together with the Sponsor and the Sponsor Members, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, New Pubco will be obligated to file a registration statement to register the resale of certain securities of the New Pubco held by such Holders. In addition, such Holders may make a written demand to New Pubco for an underwritten offering at any time after the three hundred seventy-fifth (375th) day following the consummation of the Proposed Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the registrable securities and New Pubco has obtained the prior written consent of the Sponsor). The Registration Rights Agreement will also provide such Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Liquidity and Going Concern

As of September 30, 2022, we had approximately $70,000 in our operating bank account and a working capital of approximately $37,000.

Our liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from our Sponsor to purchase Class B common stock, par value $0.0001 per share (the “Founder Shares”) and a loan from our Sponsor of $300,000 under a promissory note (the “Note”) dated May 11, 2021. We borrowed $300,000 under the Note since its execution on May 11, 2021, and fully repaid this amount on September 7, 2021. Subsequent to the consummation of the Initial Public Offering, our liquidity will be satisfied through the net proceeds from the consummation of the Initial Public Offering and Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a De-SPAC Transaction, our Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). As of September 30, 2022, there were no amounts outstanding under any Working Capital Loans.

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements—Going Concern,” we have determined that the mandatory liquidation date and subsequent dissolution raise substantial doubt about our ability to continue as a going concern. If we are unable to complete a De-SPAC Transaction by December 7, 2022 or during any Extension Period, then we will cease all operations except for the purpose of liquidating. Over this time period, we have used, and will be using, these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the De-SPAC Transaction. The financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Results of Operations

Our entire activity since inception up to September 30, 2022, was in preparation for our Initial Public Offering, and since our Initial Public Offering, our search for a prospective target Business Combination. We will not generate any operating revenues until the closing and completion of our initial Business Combination, at the earliest.

For the three months ended September 30, 2022, we had a net loss of approximately $2.2 million, which consisted approximately $2.7 million change in fair value of derivative warrant liabilities, approximately $210,000 of general and administrative expenses, $5,000 related party general and administrative expense, approximately $256,000 of income tax expense, and approximately $50,000 of franchise tax expense, partially offset by approximately $1 million of interest income from investments held in the Trust Account.

For the three months ended September 30, 2021, we had a net loss of approximately $4.7 million which consisted of approximately $4.3 million loss upon issuance of Sponsor Warrants, approximately $336,000 change in fair value of derivative warrant liabilities, approximately $41,000 offering costs associated with derivative warrant liabilities, approximately $34,000 of general and administrative expenses and approximately $49,000 of franchise tax expense, offset by approximately $5,000 of interest income from investments held in the Trust Account and checking account.

For the nine months ended September 30, 2022, we had a net income of approximately $2.5 million, which consisted of approximately $2.3 million change in fair value of derivative warrant liabilities and $1.2 million of interest income from investments held in the Trust Account, partially offset by approximately $663,000 of general and administrative expenses, $15,000 related party general and administrative expenses, approximately $256,000 of income tax expense, and approximately $148,000 of franchise tax expense.

For the period from April 19, 2021 (inception) through September 30, 2021, we had a net loss of approximately $4.75 million, which consisted of approximately $4.3 million loss upon issuance of Sponsor Warrants, approximately $336,000 change in fair value of derivative warrant liabilities, approximately $41,000 offering costs associated with derivative warrant liabilities, approximately $38,000 of general and administrative expenses and approximately $89,000 of franchise tax expense, offset by approximately $5,000 of interest income from investments held in the Trust Account and the checking account.

Contractual Obligations

Registration Rights

The holders of Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Sponsor Warrants and warrants that may be issued upon conversion of Working Capital Loans), are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. The underwriters fully exercised the over-allotment on September 7, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4,600,000 in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or approximately $8,100,000 in the aggregate. The deferred fees will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a De-SPAC Transaction, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of our significant accounting policies is included in Note 2 to our unaudited condensed financial statements herein. Certain of our accounting policies are considered critical, as these policies are the most important to the depiction of our financial statements and require significant, difficult or complex judgments, often employing the use of estimates about the effects of matters that are inherently uncertain. Such policies are summarized in the notes to our financial statements included herein. There have been no significant changes in the application of our critical accounting policies during the three and nine months ended September 30, 2022.

Recent Accounting Pronouncements

See Note 2 to the unaudited condensed financial statements included herein for a discussion of recent accounting pronouncements.

Off-Balance Sheet Arrangements

As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF NEW PUBCO

Unless the context otherwise requires, all references in this section to “CDH,” the “Company,” “we,” “us,” or “our” refer to the business of Consumer Direct Holdings, Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of New Pubco and its subsidiaries following the consummation of the Business Combination.

Overview

CDH is a leading national provider of self-directed home care solutions, primarily focused on non-medical personal care for long-term aging and disability clients. Given its long history focused on self-directed care, CDH believes it is a pioneer in the consumer directed market, where clients select their own caregiver rather than have one assigned by a staffing agency. CDH is focused on providing clients with self-direction and autonomy for in-home personal care services and provides services and support that help families and people of all ages, including children, older adults and people with disabilities, remain safe, healthy and independent in their own home.

The original operations of CDH were established in 1990 in Missoula, Montana, and CDH now serves individuals across the United States, including in Alaska, Arizona, Colorado, Florida, Idaho, Minnesota, Montana, Nevada, New Mexico, Texas, Virginia, Wisconsin, Washington, and Washington D.C. As of September 30, 2022, CDH served approximately 70,000 people receiving care in their homes. In-home services are principally provided pursuant to agreements with state Medicaid agencies, federal Veterans Administration providers, local government agencies, Managed Care Organizations (“MCO”), commercial insurers, and private individuals.

CDH services and operating models address a number of healthcare needs. We believe that care provided in the home generally costs less than facility-based care and is generally preferred by consumers and their families. By providing services in the home to older adults, people with disabilities, and others who require long-term care and support with activities of daily living, CDH believes that it can lower the cost of chronic and acute care treatment by delaying or eliminating the need for care in more expensive settings.

The Centers for Medicare & Medicaid Services define personal care as one of four models:

MODEL	GROUP
• Agency-Based Traditional	(Agency-Based Care)
• Traditional Agency Supporting Choice	(Agency-Based Care)
• Agency With Choice (AWC), also known as Co-Employment	(Self-Directed Care)
• Fiscal/Employer Agent (F/EA)	(Self-Directed Care)

CDH stands out among its competitors for offering all four models of personal care. Amongst nationally known contract providers, we believe CDH stands out as one of the few that provides services under all four payor models, with 95.8% of its net service revenue for the nine months ended September 30, 2022 generated in the AWC market. Expertise and experience in all in-home care models are advantages when responding to requests for proposals and in creating program attributes required by some payors.

We believe that CDH is a leader in the self-directed home care industry. Self-directed home care is a subset of the home care industry that allows clients and their families to select their care providers. This autonomy allows clients to select the caregiver and services best suited for their individual needs and to customize the care they receive, rather than following a structured model of care.

We believe that allowing Medicaid recipients to self-direct their care provides value to state Medicaid agencies and MCOs including a lower cost of service and higher satisfaction rates versus care in a facility or through a traditional home care agency. State Medicaid agencies continue to implement managed care programs for Medicaid enrollees, and, as a result, MCOs have been increasingly responsible for the healthcare needs and the related healthcare costs of our clients. MCOs have an economic incentive to better manage the healthcare expenditures of their members, potential to lower costs, and improve outcomes. We believe CDH is well positioned to assist in meeting those goals while also improving consumer satisfaction, resulting in increased opportunities to work with MCOs.

At the initiation of certain services, CDH reviews an assessment of a client’s individual needs, assists in determining if they qualify for financial assistance or payment of its services through government programs (e.g., Medicaid, Veteran’s benefits, etc.), and reviews an overall care plan to help the client meet their personal care needs. In some instances, this plan may include the provision of nursing, mental health counseling or other community support services from the appropriate third parties. CDH’s comprehensive approach unifies elements of individual and community health and support tailored to its client’s needs.

Market and Opportunity

CDH provides personal care services to assist with activities of daily living of its clients to allow older adults and people with a range of physical, intellectual or developmental disabilities to maintain their independence at home. Personal care services are a significant component of home and community-based services (“HCBS”), which have grown in significance and demand in recent years due to the aging demographic and as a result of the COVID-19 pandemic. In particular, the demand for personal care services is growing as managed care expands and the population ages. MCOs aim to manage cost, utilization and quality through collaboration of health insurance plans and healthcare providers.

Demand for HCBS is expected to continue to grow due to the aging of the U.S. population and improved opportunities for individuals to receive home-based care as an alternative to institutional care. Because our models serve an aging population, as well as an array of other population groups, in a home setting at a lower cost, we believe CDH has favorable opportunities for growth. HCBS seems to carry bipartisan support in Congress. During the COVID-19 pandemic, HCBS funding was temporarily increased to a 10% Federal Medical Assistance Percentage (“FMAP”) through the American Rescue Plan. Also, HCBS funding was originally included in the Budget Reconciliation Bill (previously known as the Better Care Better Jobs Act). This funding represented a historic $150 billion dollar investment in HCBS services and contemplated a 10% increase in FMAP as well as a 2% increase should states pursue Agency with Choice programs in self-direction. While this proposed HCBS funding did not make it into the final Bill package, CDH believes that it demonstrates the potential and recognized need for increased HCBS funding and may serve as a starting point for future governmental HCBS funding negotiations and support.

CDH believes the strength of its network and wide array of caregiving models positions it well to reach a wide and increasing array of clients at different stages of their healthcare journey. CDH works with many populations including older adults, adults with physical disabilities, adults and children with intellectual/developmental disabilities, medically-fragile individuals, individuals with HIV or AIDS, people with traumatic or acquired brain injury, and veterans. Our self-directed service models allow clients to have a role in selecting, training, scheduling, and dismissing their in-home caregiver. Further, our service delivery strategy is based on fostering and maintaining a high level of customer service that is designed to provide a personalized care approach for each individual and family we serve.

To maintain cost efficiency, we balance our high-touch customer service strategy with an efficient and streamlined administrative support strategy. From our headquarters in Missoula, Montana, we provide back-office and administrative services, including accounting, payroll, claims processing, human resources, risk management, program development, training, and information systems, to facilitate support for more than 70,000 clients nationwide as of September 30, 2022.

We believe that there are relatively low barriers to entry in the personal care market in the Agency-Based Traditional care segments, as demonstrated by the large number of small and medium sized providers nationwide. As a result, this portion of the personal care service industry is considered fragmented. Even so, some larger players are emerging as a result of acquisitions or consolidations.

Self-directed services (AWC and F/EA) are an exception to this fragmentation where state Medicaid contracts and economies of scale requirements have created significant barriers to entry in large scale scenarios. It is our belief that ongoing consolidation can be expected within our industry, driven by the desire of healthcare systems and managed care organizations to narrow their networks of service providers and ensure quality. Additionally, Medicaid-funded programs feature a mature set of programs, operating and technology requirements. We believe CDH is well positioned to capitalize on a consolidating industry given our reputation in the market, strong customer relationships with state and MCO payors, and integration of technology into our business model.

Growth Strategy

Our continued growth depends, among others, on the following strategic objectives, which we discuss in further detail below:

•	Expand market share within our current contracts;

•	Win incremental contracts;

•	Win new contracts;

•	Explore strategic acquisition opportunities; and

•	Maintain an efficient and streamlined administrative support strategy.

We believe there are several market opportunities for growth as the population continues to age and further believe that such individuals generally prefer to receive care in their homes versus in a facility. The COVID-19 pandemic has heightened this preference due to health concerns that may be associated with institutional settings for long-term care, along with concerns about the re-imposition of visitor restrictions that occurred in many long-term care facilities in response to the COVID-19 pandemic. Finally, we believe that home-based care services are generally more cost-effective than similar services in long-term care institutions. CDH plans to continue to focus on revenue growth and on enhancing its competitive positioning by executing on the following growth strategies:

Expand our Current Contracts

CDH intends to focus on providing better service and reliability to our existing state Medicaid agency and MCO customers to grow our market share within our existing contracts. Our service delivery strategy focuses on providing a personalized approach to clients and families we serve. Our goal is to drive continued growth from an increase in demand for our services by an aging population and our increased alignment with referral sources and MCOs.

Win Incremental Contracts

CDH intends to leverage its existing relationships and brand reputation to increase its market share in the markets in which it currently operates, to move into and access new markets, and to respond to proposals in new markets. We are focused on leveraging our existing MCO relationships to increase our presence and market share – specifically in Arizona, Florida, New Mexico, Texas, Virginia, and Wisconsin – with new contracts. We also intend to leverage our existing MCO relationships to pursue new markets, including those in Arkansas, Iowa, Kansas and Ohio. We are currently responding to proposals in Tennessee and Pennsylvania and intend to respond to proposals in new markets as they come available.

Win New Contracts

In addition to focusing on expanding within our current contracts and winning incremental contracts, CDH intends to pursue significant new contracts. We are focused on, and have historically been successful in, securing large groups of customers through long-term contracts with payors. We intend to focus on developing and expanding relationships with customers through these contracts, which tend to be long-term and steady. By leveraging our existing stakeholder relationships, we believe there are opportunities to access new and large markets for MCO and state Medicaid contracts in regions including in Oregon, New Jersey and Pennsylvania, and for segments in California.

For example, building on longstanding relationships, we bid on and signed a sole-source contract in the State of Washington. In October 2021, the Company began the pilot phase of the Washington Contract, followed by a full implementation of the contract beginning in the first quarter of 2022 and completion of implementation in the second quarter of 2022. The Washington Contract has a seven-year term beginning in February 2022, with a five-year renewal option, and has the potential to improve the financial profile of the business. For the nine months ended September 30, 2021 and 2022, the Company’s Washington entity went from 0 participants and $0 in revenue to 44,356 participants and $1,063.4 million in revenue, respectively. We expect to derive a significant portion of our net service revenues from services provided in Washington in the future.

Explore Strategic Acquisition Opportunities

Some of the markets we serve are fragmented and we see the potential for growth through strategic acquisition in those markets. We intend to pursue acquisition targets in new and existing geographic markets to the extent they fit our mission, culture, and growth strategy. We also intend to consider vertical integration opportunities through the purchase of technology companies that could complement our existing platform and service offerings.

Maintain an Efficient and Streamlined Administrative Support Strategy

We balance our high-touch customer service strategy with an efficient and streamlined administrative support strategy. We provide administrative services – including accounting, payroll, claims processing, human resources, risk management, program development, training, and information systems – to facilitate support for our clients nationwide. In the past several years, we have focused on developing a technology infrastructure and client platform that is flexible and responsive to the requests of our clients and payors, while also being scalable for future growth. We intend to maintain this strategy and continue to develop and update our administrative support services to continue supporting our clients efficiently.

Self-Directed Services

Since the early 2000s, the Company has built experience, expertise and a reputation within its industry as a leader in self-directed care. CDH supports older adults, people with long term disabilities, and people with intellectual/developmental disabilities who wish to self-direct their in-home personal care. Rather than being limited by a pre-defined support model, we help our clients receive flexible and customizable care that supports their unique and individual needs and desires. CDH serves most of its clients in one of the self-directed care models. As of October 2022, more than 90% of CDH’s clients served were in a self-directed program. Under many of our self-directed care services, each client, or their authorized representative, has the autonomy to select a caregiver who provides in-home personal care services and to train, schedule, and dismiss their in-home caregiver, which allows individuals to have more choice and control over the services they receive.

Personal Care

CDH’s personal care operations provide non-medical assistance with activities of daily living, primarily to persons who are at increased risk of hospitalization or institutionalization, such as older adults, people who are chronically ill, or people with disabilities. The services we provide include assistance with bathing, grooming, oral care, feeding and dressing, medication reminders, meal planning and preparation, housekeeping, and transportation services. Many clients need such services on a long-term basis to address chronic conditions.

The majority of CDH’s services are provided through contracts with state Medicaid agencies and MCOs with most of our clients qualifying to receive care via Medicaid state plan or HCBS waiver programs.

We provide services through four different personal care models as described by the Centers for Medicare and Medicaid Services:

Traditional Agency Care Models

Agency-Based Traditional

•	Provider agency: employs, schedules, and directs the caregiver’s actions in the client’s home.

•	Client or client’s authorized representative: has no responsibilities regarding directing care.

Traditional Agency Supporting Choice

•	Provider agency: recruits, hires, manages, and dismisses caregivers on behalf of clients.

•	Client or client’s authorized representative: interviews and selects caregivers from a pool of potential caregivers.

Self-Directed Care Models

Agency With Choice (Co-Employment)

•

Provider agency: serves as the employer of record and processes caregiver payroll, pays workers’ compensation, withholds state and federal taxes, and secures background checks. Amongst other duties, the provider agency assists in the provision of care with in-person enrollments, monitoring visits, providing health reporting (mandatory fraud and abuse), and training caregivers on important safety and anti-fraud measures.

•	Client or client’s authorized representative: serves as the managing employer and may participate in selecting, training and dismissing caregivers.

Fiscal/Agent Employer Model:

•

Provider agency: provides training, support brokerage, assistance managing each client’s service budget, processes caregiver payroll, and withholds state and federal taxes. Also assists clients in establishing a Federal Employment Identification Number for tax purposes.

•	Training and Support Broker Services may be separately provided service(s) in some situations.

•	Client or client’s authorized representative: acts as a common law employer and recruits, hires, trains, and dismisses caregivers.

Client Satisfaction

CDH client satisfaction surveys show clients are more satisfied as they gain choice and control over their personal care. Comparing internal satisfaction results:

• AWC	97.6%
• F/EA	95.3%
• Traditional Agency	92.0%

The CDH client satisfaction survey was conducted by CDH’s quality improvement team, which is an in-house department that is structurally separated from the rest of the organization and that reports to its own Senior Director. As part of its client satisfaction survey, CDH surveyed a total of 511 AWC clients, 2,781 FEA and support broker clients and 46 traditional agency clients in 13 states over the 2021 services year. CDH posed between 27 and 43 questions depending on the category of program clients surveyed. The survey focused on enrollment, customer service, training, assistance, tools and cultural competency.

Payors

Government payors are principally state Medicaid agencies (e.g., Montana and Alaska) as well as regional and local governments (e.g., Marathon and Pierce County, Wisconsin, and the City of Albuquerque). MCO payors range from large national firms (e.g., United Healthcare or Aetna) to regional companies (e.g., Banner Health in Arizona). CDH’s payors can be grouped by the type of contract award or enrollment required, as follows:

Provider Enrollments - Providers enrolled under state Medicaid program(s) where there is no expiration date are represented in CDH’s work in Alaska (AWC), Idaho (F/EA), Montana (AWC and Agency Based) and Nevada, (AWC).

MCO Contracts - CDH is contracted or enrolled with MCO providers in several states. The terms of these contracts generally vary from one to three years. Typical agreements renew automatically. CDH maintains MCO relationships in Arizona (F/EA, AWC and Agency Based), Florida (F/EA), New Mexico (F/EA, AWC, Agency Based and Support Broker), Texas (F/EA), Wisconsin (F/EA and AWC), and Virginia (F/EA).

Competitive Bid Contracts - Many of CDH’s contracts were acquired through a “request for proposal” or similar process. Initial terms generally vary from three to seven years. In some instances, renewals of two to five years before a rebid are required. CDH contracts acquired through the competitive bid processes include District of Columbia (F/EA and Support Broker), Colorado (F/EA and Training), Minnesota (F/EA), Virginia (F/EA), and Washington (AWC).

The federal, state and local programs under which the agencies operate are subject to legislative and budgetary changes and other risks that can influence reimbursement rates. MCOs that often operate under state agencies are subject to similar economic pressures.

Renewals are contingent upon certification and program standards, other regulatory requirements, and successful negotiation of contract requirements and rates. Reimbursement rates and methods vary by state and service type, and include hourly or unit-of-service basis as the primary method (2022). MCOs are a significant portion of our personal care segment payor mix which is driven by states shifting from directly administering fee-for-service programs to utilizing managed care models.

Competition

CDH’s industry is highly competitive, fragmented in some cases, and market specific relative to the different service models. State Medicaid programs set their own rules and requirements which therefore vary from state to state. MCOs must apply and compete in each market. Depending on the state or the MCO payors, some issue a sole source contract, some prefer two to five competitors to divide the work, while others prefer an open field of competition. When comparing service models and competitors, each local market has its own competitive profile and no single competitor has significant market share across all markets.

For traditional agency services, our competition consists of personal care service provider agencies, private caregivers, larger publicly held companies, privately held companies, privately held single-site agencies, hospital-based agencies, not-for-profit organizations, and community-based organizations. The traditional agency competition is highly fragmented, but some national companies are emerging through consolidation and merger activity.

The competitive environment for F/EA services, varies state to state and is dependent on state regulations. In most states, CDH competes with a handful of relatively smaller F/EA providers. In some states where there is less regulation, there may be many providers in the market, but generally the larger providers control the majority of the business.

In AWC services, we believe that there are no current competitors at CDH’s scale and for the large, statewide contract AWC market. This is due to the high barriers to entry including having significant financial and human resource capabilities to acquire Medicaid contracts in which the AWC provider employs tens of thousands of caregivers, and the technology geared to support the self-directed caregiving work.

Given that the system and capital requirements are high, management believes that there are relatively few competitors of the Company that have the infrastructure and capital in place to pursue the large state contracts like those targeted by CDH. While there are some competitors that have obtained large, long-term state contracts, we believe those competitors that have successfully obtained large contracts specifically in the Fiscal/Employer Agent (F/EA) model have not historically operated in the Agency With Choice (AWC) space. Those competitors may recognize the opportunity and may choose to pursue AWC opportunities in the future. However, we believe those competitors lack the expertise of CDH in AWC, and it is unknown how long it may take those competitors to develop such expertise. As CDH operates both F/EA and AWC models of personal care service, it is well-positioned to pursue AWC opportunities moving forward.

CDH is accustomed to competing in each market, and we anticipate additional competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payors, any of which could harm our business.

Sales and Marketing

CDH focuses on initiating and maintaining working relationships with MCOs and state and local governmental agencies responsible for the provision of the services we offer. We target these agencies in our current markets and in geographical areas that we have identified as potential markets for expansion. We also seek to identify service needs or changes in the service delivery or reimbursement systems of governmental entities and attempt to work with and provide input to the responsible government personnel, provider associations and consumer advocacy groups.

We have established and aim to continue to establish new referral relationships with various MCOs who contract with state Medicaid programs. We meet with the MCOs in markets we serve and work to build the relationships necessary to generate contracts and continued referrals of new clients.

We believe that we receive the majority of our personal care clients through third-party referrals, including state departments on aging, rehabilitation, mental health and children’s services, county departments of social services, MCOs, the Veterans Health Administration and city departments on aging. Generally, family members of potential consumers are made aware of available in-home or alternative living arrangements through state or local case management systems. These case management systems are operated by governmental or private agencies.

We also utilize consumer-directed sales, marketing and advertising programs designed to attract consumers. State and regional services program directors manage local contract relationships and pursue local opportunities. Our sales and marketing team is made up of eight individuals covering our targeted services areas.

Payment for Services

We receive reimbursement for the majority of our services from federal, state and local government programs, including Medicaid state programs, Medicaid MCOs, other state agencies and the Veterans Health Administration. On a smaller scale, we receive reimbursement from commercial insurance and private pay consumers. Depending on the type of service, coverage for services may be predicated on a case manager, physician or nurse determination that the care is necessary or on the development of a plan for care in the home.

Medicaid Programs

Medicaid is a state-administered program that provides certain social and medical services to qualified low-income individuals and is jointly funded by the federal government and individual states. Reimbursement rates and methods vary by state and service type, but often are based on an hourly or unit-of-service basis (in 2022, hourly or unit rate billing will be the predominate method based upon gross revenue). Rates are subject to adjustment based on statutory and regulatory changes, administrative rulings, government funding limitations and interpretations of policy by individual state agencies. Within guidelines established by federal statutes and regulations, and subject to federal oversight, each state establishes its own eligibility standards, determines the type, amount, duration and scope of services, sets the rate of payment for services and administers its own program. States typically cover episodic home health services for Medicare beneficiaries, but cover continuous services for children and young adults with complicated medical conditions and home and community-based services for seniors and people with disabilities via Medicaid programs.

Currently, personal care services and other HCBS are largely reimbursed on a fee-for-service basis. Some states have received permission from CMS to provide HCBS under waivers of traditional Medicaid requirements. In an effort to control escalating Medicaid costs, states are increasingly requiring Medicaid beneficiaries to enroll in MCOs for better coordination of HCBS and health care services. Reimbursement from MCOs for personal care services is generally on an hourly or unit-based, fee-for-service basis with rates consistent with or as a percentage of the individual state funded rates, where applicable.

Veterans Health Administration

The Veterans Health Administration operates the nation’s largest integrated healthcare system, with more than 1,200 healthcare facilities, and provides healthcare benefits, including personal care and home health services, to eligible military veterans. The Veterans Health Administration provides funding to regional and local offices and facilities that support the in-home care needs of eligible aged and disabled veterans. Services are funded by local Veterans Medical Centers and the aid and attendance pension, which reimburses veterans for their otherwise unreimbursed health and long-term care expenses. We currently have relationships and sub-agreements with the Veterans Health Administration to provide personal care services for veterans in several states, including Alaska, Colorado, and Montana.

Other

Other sources of funding are available to support personal care in different states and localities. For example, many states appropriate general funds or special use funds through targeted taxes or lotteries to finance personal care services for senior citizens and individuals with disabilities. Depending on the state, these funds may be used to supplement existing Medicaid programs or for distinct programs that serve non-Medicaid eligible consumers.

COVID-19 Pandemic Relief

Federal and state governments have passed legislation, promulgated regulations, and taken other administrative actions intended to assist healthcare providers in providing care to COVID-19 patients and other patients during the public health emergency.

Commercial Insurance

Most long-term care insurance policies contain benefits for in-home services. Policies are generally subject to dollar limitations on the amount of daily, weekly or monthly coverage provided.

Private Pay

Our private pay services are provided on an hourly or type of services basis. Our rates are established to achieve a pre-determined gross margin, and are competitive with those of other local providers. We bill our private pay clients for services rendered weekly, semi-monthly or monthly. Other private payors include workers’ compensation programs/insurance, preferred provider organizations, and employers.

Collective Bargaining Agreement

In support of its Washington Consumer Directed Employer (“CDE”) program, CDH has hired, as employees, more than 40,000 individual providers (“IPs”) and actively recruits new interested, available, and qualified IPs to provide services, as required under the CDE contract. The IPs are members of the Service

Employees International Union 775 (“SEIU 775”). CDH is the legal employer of each IP and, as the legal employer, CDH’s primary responsibilities are to pay IP wages and benefits and manage IP working conditions, amongst others. IPs are compensated on an hourly basis for services rendered. The wage rates, benefits, and working conditions, among other things, are negotiated and agreed to in a collective bargaining agreement (the “CBA”) between SEIU 775 and CDH (as the successor organization identified by the Washington State Department of Social and Health Services (“WA-DSHS”)). WA-DSHS originally negotiated the CBA prior to identifying CDH as the CDE, or successor organization; however, as of 2022, the responsibility to negotiate the CBA, including wage rates lies with CDH.

Technology

CDH considers information technology solutions as a vital aspect of the business and a competitive differentiator in the market. We have invested heavily in a strategy of scalability, adaptability and high performance to position the Company to support high transaction volumes across a functionally diverse portfolio of operating companies.

Our strategic IT goals are being demonstrated in Washington, our largest and most functionally complex operating program, now in its second year of continuous operation on a new operating platform. The new platform provides capabilities above and beyond our conventional legacy offerings and we are moving with urgency to migrate those operations to the new platform.

Our technology infrastructure is largely cloud-based, allowing us to practically address scalability challenges and easily implement new technology.    All of our primary IT workloads are now in the cloud, yet we still operate certain workloads “on-premise” in a third-party Tier-3 datacenter.

Our technology solution includes multiple cloud applications for managing our business which enable and automate our mission-critical business functions. To ensure our platforms are adaptable, we have deployed a custom-built solution for the critical workloads supporting transaction capture/processing, business rules engine processing, and claims processing. These solutions were developed in collaboration with Microsoft and showcase best practices for functionally complex and high-volume workloads. We operate our payroll, human resources and finance workloads on the commercially available platforms Workday and Solomon.

Effective and efficient transaction capture/processing and business rule evaluation is vital to the business and essential to being able to sustain our current capacity of 200,000 caregivers. We capture caregiver entries (service visit information including start times, end times, service details and service location) through a custom web portal and through an electronic visit verification (EVV) platform provided by CellTrak. Our platform also interfaces with a variety of EVV offerings from other vendors, depending on the payor preference, enhancing our ability to adapt to unique contract requirements. To reduce operational costs and enhance user satisfaction, we emphasize caregiver and participant self-service through information technology approaches that provide detailed information on user registration, setup and status, transaction status and payroll status.

Our custom-built claims processing capability and Workday-hosted financial management capability provide the essential claims billing and accounting services to support the unique rules and methods for 65 different payors. Analytics on transaction results and processing insights are supported by extensive instrumentation throughout the IT infrastructure and applications, so that we can quickly identify sub-optimized processes, outcomes and approaches.

We have invested heavily in resources to operate, maintain, extend and enhance our technology solutions. We rely on our internal resources to provide solution leadership and delivery and engage outside experts and offshore development resources (Microsoft) to complement our teams and provide capacity and technical expertise.

Insurance Coverage and Costs

We maintain workers’ compensation, general and professional liability, cyber, automobile, directors’ and officers’ liability, fiduciary liability and excess liability insurance. We offer various health insurance plans to eligible full-time and part-time employees. We believe our insurance coverage and self-insurance reserves are adequate for our current operations. However, we cannot be certain that any potential losses or asserted claims will not exceed such insurance coverage and self-insurance reserves.

Human Capital

We value our employees and recognize them as being the reason for our success. Caregivers who provide care to our clients in their homes make up the majority of our workforce.

The following is a breakdown of our full-time and part-time employees, including caregivers and our administrative staff who provide back-office functions including, but not limited to, operations management, payroll processing, IT maintenance and development, human resources, government relations and communications. In self-directed, in-home care we directly employ many caregivers, and we also support and process payroll for caregivers who are employed by each Medicaid client.

Employee counts as of September 30, 2022 are as follows:

	Full-time	Part-time	Total
Administrative	1,069	40	1,109

Caregiver counts for the period from October 1, 2021 to September 30, 2022 are as follows:

Total
Caregiver Employees	55,914
Caregiver Non-employees (F/EA)	41,742

CDH benefits from the unique environment of the self-directed caregiver staffing model in which clients typically have a familial or pre-existing relationship with their caregiver. Caregivers are often family members or friends of the family and are motivated to provide care because of their relationship with the client or the family. While the self-directed model of care lessens the impact of staffing shortages, staffing shortages still occur and CDH continues to experience challenges in recruiting and retaining caregiving staff.

For the period from October 1, 2021 to September 30, 2022, 41,742 caregivers, or over 40% of our caregivers, were classified as “Non-employees (F/EA)”. As previously disclosed, if the Talarico case is decided adversely against PPL, we believe that the decision might have the following consequences for our business and employment practices:

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F/EA caregivers would be considered employees of the Company similar to how caregivers are managed in an AWC model. For example, F/EA caregivers would be eligible for overtime under the Fair Labor Standards Act and eligible for medical insurance coverage under the Affordable Care Act. Further, if F/EA caregivers shift to an AWC model, management believes that the Company may be subject to the risk of an increase in the number of unauthorized hours billed by caregivers for which the Company would become liable. As a result of this potential increase and additional costs that the Company may be liable for as the employer of record, management believes that cost of services reported in the F/EA model would likely shift to an AWC cost of service model, likely increasing in the process.

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We believe states could amend their Medicaid waivers or contracts with MCOs and FMS vendors to reflect changes made to employee classification and cost of service. These changes may require new operational processes, which could result in delays in service delivery to consumers or payment for services rendered.

•	States may decide to re-procure FEA services, in which case we may experience increased competition.

In most of the self-directed programs CDH operates, caregivers are selected, trained, supervised, and dismissed by the clients (or a client’s authorized representative) who receive care. CDH operations staff provide varying degrees of assistance including, as necessary, recruiting assistance, referral to caregiver job boards, and enrollment support.

CDH assists with the administrative functions associated with caregiver employment. Caregivers may, depending on the state, undergo an Office of Attorney General (OIG) and criminal background check and are provided with pre-service training and orientation. Depending on program requirements, caregivers may also be required to attend in-service education. In certain states, caregivers are required to complete certified training programs and maintain a state certification.

As of September 30, 2022, approximately 58% of our total employees were represented by labor unions, with which we maintain strong working relationships. We have one collective bargaining agreement and one labor harmony agreement with the Service Employees International Union (SEIU) local 775.

Government Regulation

Overview

CDH is subject to extensive federal, state and local regulation. Changes in the laws and regulations, including the governmental responses to the COVID-19 pandemic, or new interpretations of existing laws and regulations may have a material impact on the definition of permissible activities, the relative cost of doing business, and the methods and amounts of payment for care by both governmental and other payors. In addition, differences among state laws may impede CDH’s ability to expand into certain markets. Failure to comply with applicable laws and regulations could result in administrative, civil or criminal penalties, including the loss of licenses to operate and ability to participate in federal or state programs. In addition, the healthcare industry has experienced, and is expected to continue to experience, extensive and dynamic change.

Medicaid Participation

For the year ended December 31, 2021, approximately 98.5% of our revenues were generated by state Medicaid programs. With participation under state Medicaid programs and Medicaid managed care organizations, CDH personal care service lines are subject to various requirements imposed by federal and state authorities. Violation of applicable federal and state regulations governing Medicaid participation, could result in prevention of participation in federal and state healthcare programs and cause us to be subject to substantial administrative, civil and criminal penalties.

Medicaid Reimbursement.    State Medicaid programs implement reimbursement policies for the products and services we provide. Such policies may or may not be similar to those of the Medicare program. Budget pressures on state Medicaid programs often result in pricing and coverage changes that may have a detrimental impact on our operations. States sometimes have adopted alternative pricing methods for HME products and services under their Medicaid programs that reduce the level of reimbursement received by us, without a corresponding offset or increase to compensate for the service costs incurred.

The 21st Century Cures Act accelerated the implementation of the omnibus spending bill passed in December 2015 that requires state Medicaid agencies to match Medicare reimbursement rates for certain DME items, including oxygen, to be effective beginning January 1, 2018. Through passage of the 21st Century Cures Act, Congress added section 1903 (i)(27) to the SSA, which prohibits federal Medicaid reimbursement to states for certain DME expenditures that are, in the aggregate, in excess of what Medicare would have paid for such items. As such, a state’s Medicaid expenditures for DME items that are subject to this provision will be determined in the aggregate and any expenditures in excess of what Medicare would have paid for such items in the aggregate, either on a fee schedule basis or under its competitive bidding process, are not eligible for federal financial participation. CMS issued guidance through a federal register notice published on November 28, 2017 and in a state Medicaid director letter dated December 27, 2017 regarding state implementation of this Medicaid program requirement. Unfortunately, most states did not take the appropriate action and this became effective on January 1, 2018. States then worked to enact changes to their fee schedules. In addition, states considered whether to make such changes retroactive to January 1, 2018. The impact of this Medicaid program requirement has varied by state, depending on how much the state’s Medicaid fee-for-service rate differs from the applicable Medicare rate.

On January 30, 2020, CMS, on behalf of the Trump Administration, announced a new opportunity called the Healthy Adult Opportunity (“HAO”) to support states with greater flexibility to improve the health of their Medicaid populations. According to the Trump Administration, the HAO “emphasizes the concept of value-based care while granting states with extensive flexibility to administer and design their programs within a defined budget.” The Trump Administration viewed HAO as a unique opportunity for states to enhance their Medicaid program’s integrity and potentially increase enrollment opportunities for previously ineligible recipients. About 5 million people in non-expansion states could theoretically be eligible under the criteria CMS outlined. CMS states that other low-income adults, children, pregnant women, elderly adults and people with disabilities will not be affected by this initiative; however, this in all likelihood will be subject to highly tailored and nuanced state specifications for this targeted population. As a part of HAO, CMS encourages states to implement evidence-based payment and delivery system reforms, including a combination of fee-for-service and managed care delivery systems that can be altered over the course of the demonstration. As this program can yield enrollment opportunities for previously ineligible enrollees, and can lead to alternate payment methodologies, any adoption by individual states must be reviewed. It is likely that, consistent with President Biden’s January 28, 2021 Executive Order on Strengthening Medicaid and the Affordable Care Act, the Biden Administration will significantly modify or repeal the HAO.

We continuously evaluate the possibility of discontinuing or reducing, as permitted, our Medicaid business in certain states with reimbursement policies that make it difficult for us to conduct our operations profitably. We cannot currently predict the adverse impact, if any, that any such reduction in our Medicaid business might have on our business, financial condition and results of operations, but such impact could be material. In addition, we cannot predict whether states may consider adopting additional reimbursement reductions or whether any such changes could have a material adverse effect on our business, financial condition and results of operations.

HIPAA / HITECH / Federal and State Consumer Protection and Privacy and Security Requirements.     The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) applies to covered entities (health care providers that engage in electronic standard transactions, health plans, and health care clearinghouses) and their business associates (persons or entities that provide services for or on behalf of covered entities involving the creation, receipt, maintenance, and/or transmission of HIPAA protected health information (“PHI”). HIPAA is comprised of a number of obligations and individual rights pertaining to the privacy and security of certain PHI, security measures that must be implemented in connection with protecting PHI and related systems, as well as the standard formatting of certain electronic health transactions. The Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) (enacted under the American Recovery and Reinvestment Act of 2009) further regulated how covered entities and business associates may use and disclose PHI. In addition, HIPAA requires covered entities to use the electronic standard transactions, operating rules, code sets and unique identifiers that have been adopted through regulation by the Secretary. Most of our entities are subject to HIPAA, either being covered entities or business associates of covered entities. In either case, we are parties to business associate agreements that outline the respective rights and responsibilities related to the use and safeguarding of PHI in accordance with the requirements of HIPAA and HITECH.

Under the 21st Century Cures Act, Congress authorized Office of the National Coordinator for Health Information Technology (“ONC”) to engage in rulemaking that would drive interoperability and provide timely access to health information through standardized application programming interfaces (“APIs”) to seamlessly coordinate care, improve outcomes and reduce the cost of care, known as the “Information Blocking Rules.”

CMS also published new regulations under their authority to regulate managed care plans and healthcare providers participating in Medicare and Medicaid programs that enable better patient access to their health information and reduce the burden on Payors and providers. The Information Blocking Rules became effective on April 5, 2021. We may be considered an “actor” subject to the Information Blocking Rules or will participate in a health information exchange or network under the ONC and CMS Interoperability Rules and we will likely be required to comply with the new regulatory framework that is emerging around value-based payments and patient-centered care.

Numerous other federal and state laws that protect the confidentiality, privacy, availability, integrity and security of PHI and healthcare related data also apply to us. In many cases, these laws are more restrictive than, and not preempted by, the HIPAA and HITECH rules and requirements, and may be subject to varying interpretation by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expenses, adverse publicity and liability.

Further, federal and state consumer laws are being applied increasingly by the Federal Trade Commission (“FTC”) and state attorneys general, to regulate the collection, use and disclosure of personal information, and to ensure that appropriate data safeguards are implemented by business and organizations that are maintaining personal information about individuals. For example, the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of “sales” of the consumer’s personal information, and receive detailed information about how their personal information is collected, used, and disclosed by requiring covered businesses to provide new disclosures to California consumers. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additional requirements resulting from the approval of Proposition 24, the California Privacy Rights Act of 2020 (“CPRA”) are also on the horizon, with a January 1, 2023 compliance deadline that both amends and expands the CCPA. Virginia and Colorado have recently passed similar data privacy laws and other states including Illinois, Massachusetts, New Jersey, North Carolina, Pennsylvania, and Rhode Island also are considering laws that would give consumers increased control over their personal data. Courts also may adopt the standards for fair information practices promulgated by the FTC that concern consumer notice, choice, security and access.

New information standards, whether implemented pursuant to federal or state laws, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with such standards could be significant. We have implemented various compliance measures in connection with the HIPAA, HITECH and 21st Century Cures Act rules and requirements, and other federal and state privacy and security rules and requirements, but we may be required to take additional steps, including costly system purchases and modifications, to comply with these rules and requirements as they may evolve over time. We face potential administrative, civil and criminal sanctions if we do not comply with the existing or new laws and regulations dealing with the privacy and security of PHI and patient information. Imposition of any such sanctions could have a material adverse effect on our operations. Similarly, if we, or any of our business associates, experience a breach of PHI or other personal information, the breach reporting requirements required by HIPAA or other applicable federal or state laws could result in substantial financial liability and reputational harm.

Health Reform

The U.S. Congress and certain state legislatures have passed many laws and regulations in recent years intended to effect major change within the national healthcare system, the most prominent of which is the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively known as ACA). The ACA affects how healthcare services are delivered and reimbursed through the expansion of public and private health insurance coverage, reduction of growth in Medicare and Medicaid program spending, and the establishment and expansion of programs that tie reimbursement to quality and integration. The law has been subject to legislative and regulatory changes and court challenges. Although the current presidential administration has indicated its intent to protect the ACA, it is possible that there may be continued changes to the ACA, its implementation or interpretation.

Many states are exploring payment and delivery reform initiatives, including quality of care incentives. Some states use or have applied to use Medicaid waivers granted by CMS to implement the ACA’s Medicaid expansion provisions, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards. However, President Biden issued an executive order in 2021 that instructed certain federal governmental agencies to review and reconsider their existing policies and rules that limit access to health insurance coverage and CMS subsequently reduced certain Medicaid program flexibilities it had previously granted. Enrollment in managed Medicaid plans has increased in recent years, as state governments seek to control the cost of Medicaid programs. Managed Medicaid programs enable states to contract with one or more entities for patient enrollment, care management and claims adjudication. The states usually do not relinquish program responsibilities for financing, eligibility criteria and core benefit plan design.

The CMS Innovation Center tests innovative payment and service delivery systems to reduce Medicare and Medicaid program expenditures while maintaining or enhancing quality. For example, the CMS Innovation Center has supported funding of home health providers that offer chronic care management services and establishment of pilot programs that bundle acute care hospital services with physician services and post-acute care services, which may include home health services for certain patients. The Improving Medicare Post-Acute Care Transformation Act of 2014 (IMPACT Act) requires HHS, in conjunction with the Medicare Payment Advisory Commission, to propose a unified post-acute care payment model by 2023. A unified post-acute care payment model would pay post-acute care providers, such as long-term care facilities, skilled nursing facilities, and home health agencies, under a single framework according to a patient’s characteristics, rather than the post-acute care setting where the patient receives treatment. These systems could have a material impact on our business. It is difficult to predict the nature and success of future financial or delivery system reforms implemented by HHS, the CMS Innovation Center and other industry participants and whether it will have any impact on Medicaid covered in-home care services.

There is uncertainty regarding the potential impact of health reform efforts at the federal and state levels. For example, some members of Congress have proposed measures that would expand government-sponsored coverage, including single-payor models. Some states have implemented or are considering measures such as individual health insurance mandates and public health insurance options. Other industry participants, such as private payors and large employer groups and their affiliates, may also introduce financial or delivery system reforms. Health reform initiatives and proposals from the government or the private sector may impact prices, our relationships with patients, payors or ancillary providers, and our competitive position, among other effects. HCBS Funding has become increasingly important for both the federal government and state governments. As noted above, HCBS carries bipartisan support in Congress and increased priorities on funding mechanisms and potential for more permanent programs for HCBS remain under discussion.

Permits and Licensure

CDH’s personal care services are authorized or licensed under various state and county requirements, which cover a variety of topics including standards regarding the provision of medical or care services, clinical records, personnel, infection control and care plans. Additionally, health care professionals at our agencies may be required to be individually licensed or certified under state law. Although personal care service caregivers are generally not subject to licensure requirements, certain states require them to complete pre- and post-employment training programs, background checks, and, in certain instances, maintain state certification. CDH is currently licensed appropriately as required by the laws of the states in which we operate in all material respects, but additional licensing requirements may be imposed upon us in existing markets or markets that we enter in the future.

Fraud and Abuse Laws

The laws and regulations governing CDH operations impose certain requirements and limitations on our operations, business arrangements and our interactions with providers and consumers. These laws include, but are not limited to, the federal Anti-Kickback Statute, the federal False Claims Act (“FCA”), the federal Civil

Monetary Penalties Law, other federal and state fraud and abuse, insurance fraud, and fee-splitting laws, which may extend to services reimbursable by any payor, including private insurers.

The fraud and abuse laws and regulations to which we are subject include, but are not limited to:

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The federal Anti-Kickback statute, which prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a federal health care program. Courts have interpreted this statute broadly and held that there is a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals.

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The federal physician self-referral law, commonly known as the Stark Law, which prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements, if these entities provide certain “designated health services” (including home health services) reimbursable by Medicare or Medicaid, unless an exception applies. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral on a timely basis.

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The federal FCA and similar state laws that govern the submission of healthcare claims for reimbursement and prohibit the making of false claims or statements. The government may use the FCA to prosecute Medicare and other government program fraud in areas such as coding errors and billing for services not provided. Among the many other potential bases for liability is the knowing and improper failure to report and refund amounts owed to the government within 60 days of identifying an overpayment. Submission of claims for services or items generated in violation of the Anti-kickback Statute constitutes a false or fraudulent claim under the FCA. The federal government has taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA. The FCA may be enforced directly by the federal government or by a whistleblower on the government’s behalf.

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The federal Civil Monetary Penalties Law, which prohibits, among other conduct, offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of a healthcare provider, contracting with an individual or entity known to be excluded from a federal healthcare program, billing for services not rendered or for medically unnecessary services, misrepresenting actual services rendered in order to obtain higher reimbursement, and the failure to return overpayments in a timely manner.

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State anti-kickback and self-referral provisions, false claims laws, insurance fraud laws, and fee-splitting laws. The scope and interpretation of these state laws vary, and in some cases apply to items or services reimbursed by any payor, including patients and commercial insurers.

Penalties for violation of various fraud and abuse laws or other failure to substantially comply with the numerous conditions of participation in the Medicare or Medicaid programs may result in criminal penalties, civil sanctions, including substantial civil monetary penalties, and exclusion from participation in federal healthcare programs, including Medicare and Medicaid.

Payment Integrity

CDH is subject to routine and periodic surveys and audits by various governmental agencies and other payors. From time to time, we receive and respond to survey reports containing statements of deficiencies. Periodic and random audits conducted or directed by these agencies could result in a delay in receipt or an adjustment to the amount of reimbursements due or received under federal or state programs.

CMS and state Medicaid agencies contract with third parties to promote the integrity of the Medicaid and Medicare programs through reviews of quality concerns and detections and corrections of improper payments. For example, CMS and state Medicaid agencies contract with recovery audit contractors (“RACs”) on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the Medicare and Medicaid programs. In addition, CMS engages unified program integrity contractors (“UPICS”) to perform proactive analysis, audits, investigations and other program integrity functions across the Medicare and Medicaid programs, with the goal of identifying and deterring fraud and abuse to avoid improper payments.

From time to time, various federal and state agencies, such as HHS, issue pronouncements that identify practices and provider types that may be subject to heightened scrutiny, as well as practices that may violate fraud and abuse laws. We believe, but cannot assure you, that our operations comply with the principles expressed by HHS in these reports, advisories and guidance.

HIPAA and Other Privacy and Security and Data Exchange Requirements

The Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA) and its implementing regulations require the use of uniform electronic data transmission standards and code sets for certain healthcare claims and reimbursement payment transactions submitted or received electronically. HIPAA extensively regulates the use, disclosure, confidentiality, availability, and integrity of individually identifiable health information, known as “protected health information,” and provides for a number of individual rights with respect to such information. As a “covered entity” subject to HIPAA, CDH is required to maintain privacy and security policies, train workforce members, maintain physical, administrative, and technical safeguards, enter into confidentiality agreements with vendors that handle protected health information (“business associates”), and permit individuals to access and amend their protected health information. In addition, we must report any breaches of unsecured protected health information. HIPAA violations may result in criminal penalties and significant civil penalties. Other federal and state laws and regulations that apply to the collection, use, retention, protection, security, disclosure, transfer and other processing of personal data, such as the California Consumer Protection Act, which was recently significantly modified by the California Privacy Rights Act, may impose additional or inconsistent obligations or result in additional penalties. Health care providers and industry participants are also subject to a growing number of requirements intended to promote the interoperability and exchange of patient health information, including prohibitions on information blocking.

COVID-19 Vaccine Mandates

A small number of our entities (i.e., those located in the District of Columbia, New Mexico and Washington State) were affected by state COVID-19 vaccine or testing mandates. As contractors with state government agencies, the mandates applied to some staff in these locations. Each mandate has unique eligibility, exemption and expectation requirements where non-compliance could result in fines or other penalties. Of these locations, the mandates in the District of Columbia and Washington State are still in effect, whereas the New Mexico mandate was lifted in the fall of 2022. We continue to monitor these mandates to ensure our compliance.

Additionally, as we expand into new states, we may be subject to additional state vaccine mandates, and we may become subject to existing state vaccine mandates due to changes in law and regulation, or the result of an executive or agency order. Compliance with such mandates may be difficult due to differing requirements imposed by numerous authorities. Additionally, these vaccine mandates could result in the loss of personnel who are unvaccinated, which could adversely affect us.

Legal Proceedings. We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or prospects.

Intellectual Property. We protect our intellectual property through a combination of trademarks, tradenames and domain names. We own five (5) U.S. trademark registrations. Our principal trademark assets include the trademark “Consumer Direct,” which is registered in the United States, and our logos and taglines. We have applied to register or registered many of our trademarks in the United States, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. We are the registered holder of multiple domestic and international domain names that include “Consumer Direct,” “CDCN” and similar variations. We also own two (2) U.S. copyright registrations. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners.

Properties. Our corporate headquarters is located in Missoula, Montana, where we lease office space. Across the United States, we have a total of 39 leases for real property including both office and storage spaces.

Antitrust Laws.    The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, market allocation, bid-rigging, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare sector is currently a priority of the FTC and the DOJ. We believe we are in compliance with such applicable federal and state laws, but courts or regulatory authorities may reach a determination in the future that could adversely affect our operations. Antitrust violations may result in civil or criminal liability and could have a material adverse effect on our results of operations and financial condition.

Environmental Matters.    We are subject to federal, state and local laws and regulations relating to hazardous materials, pollution and the protection of the environment. Such regulations include those governing emissions to air, discharges to water, storage, treatment and disposal of wastes, including medical waste, remediation of contaminated sites and protection of worker health and safety. These laws and regulations frequently change and have become increasingly stringent over time. Non-compliance with these laws and regulations may result in significant fines or penalties or limitations on our operations or claims for remediation costs, as well as alleged personal injury or property damages. We believe our current operations are in substantial compliance with all applicable environmental, health and safety requirements and that we maintain all material permits required to operate our business.

Certain environmental laws and regulations impose strict, and under certain circumstances joint and several, liability for investigation and remediation of the release of regulated substances into the environment. Such liability can be imposed on current or former owners or operators of contaminated sites, or on persons who dispose or arrange for disposal of wastes at a contaminated site. Based on available information, we do not believe that any known compliance obligations, releases or investigations under environmental laws or regulations will have a material adverse effect on our business, financial condition and results of operations. However, there can be no guarantee that these releases or newly-discovered information, more stringent enforcement of or changes in environmental requirements, or our inability to enforce available indemnification agreements will not result in significant costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CDH

The following discussion and analysis of the financial condition and results of operations of CDH should be read in conjunction with our consolidated financial statements and related notes and other information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, references in this section to “we,” “our” and “the Company” refer to the business and operations of CDH and its consolidated subsidiaries prior to the Business Combination and to New Pubco and its consolidated subsidiaries following the consummation of the Business Combination.

Overview

CDH is a national provider of self-directed home care solutions, primarily focused on non-medical personal care for long-term aging and disability clients. Given its long history focused on self-directed care, CDH believes it is a pioneer in the consumer directed market, where clients select their own caregiver rather than have one assigned by a staffing agency. CDH is committed to the philosophy of self-direction and autonomy for in-home personal care services and provides services and support that help people and families of all ages, including children, older adults and people with disabilities, remain safe, healthy and independent in their own home.

The original operations of CDH were established in 1990 in Missoula, Montana, and CDH now serves individuals across the United States, including those in Alaska, Arizona, Colorado, Florida, Idaho, Minnesota, Montana, Nevada, New Mexico, Texas, Virginia, Wisconsin, Washington, and Washington D.C. CDH is nationally known as a leader in the self-directed home care industry. As of September 30, 2022, CDH served more than 70,000 people receiving care in their homes. In-home services are principally provided pursuant to agreements with state Medicaid agencies, federal Veterans Administration providers, local government agencies, Managed Care Organizations (“MCOs”), commercial insurers, and private individuals.

CDH services and operating models address a number of healthcare needs. We believe that care provided in the home generally costs less than facility-based care and is generally preferred by consumers and their families. By providing services in the home to older adults, people with disabilities, and others who require long-term care and support with activities of daily living, CDH believes that it can lower the cost of chronic and acute care treatment by delaying or eliminating the need for care in more expensive settings.

The Centers for Medicare & Medicaid Services define personal care as one of four models:

MODEL	GROUP
Agency-Based Traditional (“ABT”)	Agency-Based Care
Traditional Agency Supporting Choice	Agency-Based Care
Agency With Choice (“AWC”), also known as Co-Employment	Self-Directed Care
Fiscal/Employer Agent (“F/EA”)	Self-Directed Care

CDH has an advantage over its competitors by offering all four models of personal care. Amongst nationally known contract providers, we believe CDH stands out as one of the few that provides services under all four payor models, with 95.8% of its net service revenue for the nine months ended September 30, 2022 generated in the AWC market.

COVID-19 Pandemic Impact on our Business

COVID-19 continues to be widespread throughout the United States and other parts of the world. Although vaccines became widely available in 2021, there continues to be a significant number of COVID-19 cases and deaths in the United States. In response, various governmental authorities and private businesses in the United States have implemented, or reinstituted, certain mitigation strategies, such as masking and vaccine requirements. Economic conditions in the United States significantly improved during 2021 compared to earlier pandemic levels, although inflationary pressures and supply chain disruptions have recently impacted the U.S. economy. The long-term trends of new cases and deaths in the United States and the future impact of the pandemic continue to be unknown.

In September 2021, President Biden announced a federal six-point plan for responding to the COVID-19 pandemic. As part of this plan, the Occupational Safety and Health Administration (“OSHA”) adopted a rule in November 2021 which would require all employers with 100 or more employees to require their workforce to be fully vaccinated or, alternatively, to provide a negative COVID-19 test result on a weekly basis. Also, the Centers for Medicare and Medicaid Services (“CMS”) issued an interim rule in November 2021 requiring COVID-19 vaccinations for workers in Medicare and Medicaid-certified providers and suppliers, including hospices and home health agencies, that covers clinical staff, individuals providing services under arrangements, volunteers and staff who are not involved in direct client care. On January 13, 2022, the U.S. Supreme Court blocked the implementation of the OSHA rule but allowed the CMS interim rule to take effect. In response, President Biden rescinded the private employer mandate and called on states and businesses to voluntarily institute vaccination requirements to protect workers, customers and the broader community. Additionally, some states have implemented, or may implement in the future, vaccine mandates with respect to healthcare personnel. It is currently difficult to predict the impact that any of these vaccine mandates may have on us or the extent to which these vaccine mandates will ultimately become effective. However, we expect that these rules, to the extent that they become effective, will impact our business.

President Biden signed the $1.9 trillion American Rescue Plan Act (“ARPA”), which became law on March 11, 2021, and provides for $350 billion in relief funding for eligible state, local, territorial, and Tribal governments to mitigate the fiscal effects of the COVID-19 public health emergency. Additionally, the law provides for a 10-percentage point increase in federal matching funds for Medicaid HCBS from April 1, 2021 through March 30, 2022, provided the state satisfies certain conditions. States must use the monies attributable to this matching fund increase to supplement, not supplant, their level of spending for the implementation of activities enhanced under the Medicaid HCBS in effect as of April 1, 2021. States will be permitted to use the state funds equivalent to the additional federal funds through March 31, 2025.

We are monitoring developments as information becomes available, including with respect to national, state and local vaccine mandates, to assess the possible impact on our workforce in personal care and our corporate support centers. While the Company has not mandated vaccines for our employees, we have developed a multistep program in order to strongly encourage our employees to get the COVID-19 vaccine, which included offering a vaccine stipend and incentives as well as creating educational and motivational leadership communication. These educational and motivational leadership communications are ongoing. However, it is difficult to predict the future impact of the pandemic or the federal six-point COVID-19 plan and state and local vaccine mandates on economic conditions in the United States and our business at this time.

Federal and state agencies continue to issue regulations and guidance related to the COVID-19 pandemic, and the public health situation continues to evolve, and, therefore, we cannot currently predict with certainty the extent to which our business, results of operations, financial condition or liquidity will ultimately be impacted by the pandemic. We will continue to assess the impact and consequences of the COVID-19 pandemic and government responses to the pandemic, including the enactment and implementation of the CARES Act, the PPPHCE Act, the CAA, the ARPA and other stimulus and relief legislation, as well as the implementation of the President’s federal six-point COVID-19 plan and any federal and state vaccine mandates on our business, results of operations, financial condition and cash flows. Given the dynamic nature of these circumstances, the related financial effect cannot be reasonably estimated at this time but is not expected to materially adversely impact our business.

As a result of the COVID-19 pandemic, and the subsequent legislation passed within the CARES Act of 2020, the Company applied for and received a Small Business Administration (“SBA”) loan through the Paycheck Protection Program (“PPP”). On April 5, 2020, a loan in the amount of approximately $10.0 million, was granted to the Company that was funded by the Bank of Montana. The loan is unsecured and bears interest of 1% per annum. The PPP loan is to be used primarily for payroll related costs, lease and utility payments and matures on April 5, 2025. In accordance with Section 3 of the Flexibility Act, enacted in June 2020, the PPP Loan was no longer in the deferment period as of July 21, 2021, and principal and interest payments began on August 1, 2021. As of December 31, 2021 and 2020, the outstanding borrowings under the PPP loan were $8.9 million and $10.0 million, respectively. In June 2022, the Company was notified by the SBA of its approval of forgiveness of the PPP loan, which is included in Other income, net on the Consolidated Statements of Operations. The PPP loan remains subject to audit by the SBA.

Expansion into Washington

In November 2019, Consumer Direct Care Washington, LLC, a subsidiary of the Company (“CD Washington”), signed the Consumer Directed Employer Contract (the “Washington Contract”) with the Washington Department of Social and Health Services (“DSHS”), which calls for the Company to take responsibility as the Consumer Directed Employer and provide services in accordance with state law. The purpose of the program is to provide personal care to people in need. The Washington Contract has an initial seven-year term beginning in February 2022 and the Company projects that the contract will drive significant increases to both net service revenue and customer count over the life of the contract, materially improving the financial profile of the business. As of June 2022, all existing clients and caregivers under the Washington Contract were fully transitioned to CDH from the Department of Social and Health Services and the Company anticipates that all costs associated with the transition will be paid in 2022 and there will not be additional transition costs incurred or paid in 2023.

Pursuant to the Washington Contract, CD Washington agreed to become the consumer directed employer in the State of Washington. The Washington Contract has an initial seven-year term and DSHS has the right to renew the term of the Washington Contract for up to five additional years upon notice to CD Washington (the “Renewal Right”). The Renewal Right may only be exercised in increments of one-year or longer and if the Renewal Right is exercised by DSHS, DSHS may terminate the Washington Contract upon 60 days’ notice prior to the end of each annual renewal term. DSHS may also terminate the Washington Contract (i) if funds are not allocated or allotted to continue the Washington Contract in any future period, (ii) for certain breaches of the Washington Contract by CD Washington and (iii) upon any change of control in violation of the terms of the Washington Contract. CD Washington will seek DSHS’s consent to the change of control that will occur upon consummation of the Business Combination prior to such consummation.

The Company began to invest heavily in infrastructure early in the Washington implementation to support caregiver hiring and client enrollment. Additionally, the Company worked to establish strong relationships with state partners, SEIU and local leaders to ensure that implementation steps operated smoothly and customer service was a top priority. At the time the contract was signed in 2019, the Company was already in the process of overhauling its current infrastructure to meet contractual requirements in other states but it recognized the need for additional infrastructure to accommodate the capacity demands of the Washington contract. Beginning in 2019 and throughout 2021, the Company invested more than $20 million in systems infrastructure, including adopting Workday as a new Enterprise Resource Planning tool.

As of September 30, 2022, the Company had more than 40,000 clients in the State of Washington and the contract had produced approximately $1.1 billion of net service revenue under the Company’s Agency with Choice model. Additionally, the Company’s contract allows it to exercise a five-year extension option in 2029, allowing it to service the geography until at least February 2034.

Changes in Reimbursement Rates

Shortly after the onset of COVID-19 in March 2020, numerous state Medicaid programs began to issue temporary rate increases and similarly directed Medicaid Managed Care programs within those states to adjust rates. These temporary rate increases are paid to the Company via normal claim processing by the respective payors. Over the remainder of fiscal year 2020 and continuing into fiscal year 2021, while some states discontinued the temporary rate increases, some states issued continuations of the temporary rate increases with many state legislatures communicating support for either making such increases permanent or otherwise increasing PDS reimbursement rates. Furthermore, the focus at both the federal and state levels on supporting the provision of care in the home, as well as expanding Federal matching funds for the Medicaid program in recent government legislation, supports a positive outlook on Medicaid reimbursement in the future.

There is no assurance that there will be additional offsetting rate increases for the Company for fiscal years beyond fiscal year 2022, and our financial performance will be adversely impacted for any periods in which an additional offsetting reimbursement rate increase is not in effect.

See “—Liquidity and Capital Resources” below for additional information regarding funds received related to COVID-19 pandemic relief.

Reportable Segments

The Company has three reportable segments:

Agency with Choice

Under the AWC, or co-employment, model, the Company provides in-home care services to consumers through our employee network of care staff under guidelines agreed to with state government agencies and managed care organizations. The Company contracts directly with the recipient of the in-home care services (i.e., the consumer) and is the employer of record for each of the care staff. The Company actively recruits new care staff and performs all required pre-employment screening activities, such as, but not limited to, performing background checks and delivering training, prior to hiring each care staff and approving them to provide care services to consumers. The consumer acts as a “managing employer” and provides day-to-day oversight of the care staff as services are performed in accordance with the consumer’s care plan, which outlines the allowable services under Medicaid; however, the Company maintains the responsibility to evaluate workplace health and safety conditions, monitor delivery of care, address service issues and customer complaints, and continuously reassess a care staff’s employment status, maintaining the sole right to terminate a care staff for any reason at any time. Since the Company’s employees deliver the service and the Company has the ability to direct our employees in the performance of our service, the Company is primarily responsible for fulfilling the promise to provide the care services to the consumer. In addition, due to the nature of the Company’s contracts, the Company pays our employees through payroll on a regular basis prior to receiving payment for services rendered from a payor, such as the state government agency or MCO, who pays consideration to the Company on behalf of the consumer. Though, in certain cases, the consumer may be responsible to pay for a component of the service, which is referred to as a co-payment. The Company maintains the authority to set the payroll rates paid to our care staff employees. As a result, the Company controls the care service and presents revenue as it satisfies the performance obligation to provide the care services on a gross basis as a principal. Further, though the tasks performed on a daily basis may change, each hour of in-home care services is substantially the same and the consumer simultaneously receives and consumes the benefits as services are provided. The Company’s single performance obligation under AWC in-home care service contracts is comprised of a series of distinct service periods.

As the services are time-and-materials based, the fees represent variable consideration. The Company receives a single rate per increment of time of service rendered and such rates are either negotiated between the Company and the payor or set through government regulations applicable to the jurisdiction in which the services are delivered. As the Company’s single performance obligation within our AWC customer contracts is comprised of a series of distinct service periods and the transaction price is comprised of variable consideration, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed. The uncertainty related to the consideration is resolved on an hourly basis as the Company satisfies our obligation to perform in-home care services, because the variable payments specifically relate to transferring the distinct service that is part of a series of distinct services (i.e., the hourly in-home care service), and the variable amount relates specifically to the Company’s efforts to satisfy that distinct hour of in-home care service.

Fiscal / Employer Agent

Under the F/EA model, the Company provides care management administrative services, which include payroll, billing and other administrative services, such as tax withholding, service-request processing, and other services, to state government agencies, MCOs, and individual consumers. As the care management administrative services (F/EA) require transaction processing (i.e., processing of service requests, payroll, etc.), the Company must be prepared to perform these services. There is no contractual maximum or minimum number of transactions to be processed with respect to any particular client and the quantity of transactions processed under the F/EA model may fluctuate over time. The Company’s obligation represents a single promise and therefore, is a single performance obligation. Further, though the types of transactions processed on a monthly basis may change, each month of care management administrative services is substantially the same and the consumer simultaneously receives and consumes the benefits as services are provided. The Company’s single performance obligation under our F/EA care management administrative service contracts is comprised of a series of distinct service periods.

In these arrangements, the Company receives a per member per month (“PMPM”) fee in return for performing our payroll, billing, and other administrative services on an on-going basis as well as reimbursements for payroll amounts remitted by the Company to caregivers. Caregivers are non-employee, third parties who provide care to consumers. Consumers are the employer of record for the caregivers and oversee the caregivers, negotiate caregiver wages, and hold sole authority to terminate caregiver employment. The Company is not primarily responsible for providing the care services and takes no responsibility for such services, and, therefore, does not control the care services provided by the caregivers. The consumer employs the caregiver directly, and the Company is not a party to those agreements. Accordingly, the Company presents revenue on a net basis, as an agent, with regard to the payroll fees collected from customers as reimbursement for amounts paid to the third-party caregivers. For our care management administrative services, the Company presents revenue on a gross basis as a principal as the Company controls the services and no third-party is involved in the delivery of these services. In addition, PMPM fees represent variable consideration as the number of members may change on a monthly basis. As the Company’s single performance obligation within our F/EA customer contracts is comprised of a series of distinct service periods and the transaction price is comprised of variable consideration, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed. The uncertainty related to the consideration is resolved on a monthly basis as the Company satisfies our obligation to perform care management administrative services, because the variable payments specifically relate to transferring the distinct service that is part of a series of distinct services (i.e., the monthly care management administrative services), and the variable amount relates specifically to the Company’s efforts to satisfy that distinct month of care management administrative service.

Agency Based Traditional

Under the ABT model, the Company, through our internal employees, provides in-home care to individuals through contracts with federal agencies, MCOs, or directly with individuals on a time-and-materials basis. Such contracts relate to a specified episode of care and are typically short term. The length of each episode of care represents the period in which the Company has enforceable rights and obligations. The Company’s performance obligation represents the delivery of a single specified in-home care service, which is comprised of a series of distinct time increments (i.e., hours or days) of service. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Similar to the performance obligations within the Company’s AWC and F/EA contracts, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

The Company has two additional operating businesses, Support Broker Services (“SBS”) and Support Service Training (“TRN”), that are reported within the Other operating segment.

Under SBS, the Company provides customers with advisory and support services over an agreed upon contract term to an individual receiving self-directed care services, or their representative. Each contract contains a single performance obligation to provide the requested service. The Company’s performance obligation represents the delivery of a single advisory or support service, which is comprised of a series of distinct time increments (e.g., hours) of service. As the services are time-and-materials based, related fees represent variable consideration. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Similar to the performance obligations within the Company’s AWC, F/EA, and ABT contracts, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Under TRN, the Company provides training to caregivers of state government agencies. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Each contract contains a single performance obligation to provide the requested service. The Company’s performance obligation represents the delivery of a single training service, which is comprised of a series of distinct time increments (e.g., hours) or units of service. As the services are time-and-materials based, related fees represent variable consideration. Similar to the Company’s other performance obligations, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Revenue by Payor

Our payor clients are principally federal, state and local governmental agencies and MCOs, with a significant amount of revenue deriving from Medicaid. The federal, state and local programs under which the agencies operate are subject to legislative and budgetary changes and other risks that can influence reimbursement rates.

For the years ended December 31, 2021 and 2020, 98.5% of our revenue was derived from sources funded by Medicaid.

Results of Operations

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

The following table sets forth, for the periods indicated, our consolidated results of operations (amounts in thousands):

	For the Nine Months Ended September 30,
	2022		2021		Change
	Amount	% of Net Service Revenue	Amount	% of Net Service Revenue	Amount	% Change
Net service revenue	$1,133,123	100.0%	$67,891	100.0%	$1,065,232	*
Cost of services	979,117	86.4%	24,985	36.8%	954,132	*

Gross profit	154,006	13.6%	42,906	63.2%	111,100	258.9%
Selling, general and administrative	101,428	9.0%	40,532	59.7%	60,896	150.2%
Depreciation and amortization	4,506	0.4%	1,762	2.6%	2,744	155.7%

Operating income (loss)	48,072	4.2%	612	0.9%	47,460	*

Interest expense, net	(2,499)	(0.2%)	(2,468)	(3.6%)	(31)	1.3%
Other income, net	10,102	0.9%	241	0.4%	9,861	*

Net income (loss)	$55,675	4.9%	$(1,615)	(2.4%)	$57,290	*

* In excess of 1,000%

Net service revenues increased by $1,065.2 million to $1,133.1 million for the nine months ended September 30, 2022 compared to $67.9 million for the nine months ended September 30, 2021, due to a significant increase in caregiving services brought about by new and expanded operations in the State of Washington. The net service revenues in the State of Washington were $1,063.4 million for the nine months ended September 30, 2022 and $0 for the nine months ended September 30, 2021.

Gross profit, expressed as a percentage of net service revenues, decreased to 13.6% for the nine months ended September 30, 2022, from 63.2% for the nine months ended September 30, 2021, due to a significant increase in cost of services primarily driven by an increase in personal care attendant wages brought about by new and expanded operations in the State of Washington in our AWC reportable segment. Results from operations in the State of Washington are recorded on a gross basis as we are the principal in the delivery of care services. Accordingly, gross profit is largely impacted by operations in the State of Washington and was $108.9 million for the nine months ended September 30, 2022, or, expressed as a percentage of net service revenue, 10.2%. The downward trend in gross profit, expressed as a percentage of net service revenues, reflects the addition of the Washington Contract and related accounting for the Washington Contract. The Company incurred $2 million in additional expense in the third quarter of 2022, due to higher than budgeted unauthorized hours worked by direct care workers during and directly after the implementation of the Washington Contract, as well as a one-time management bonus accrual of approximately $2.6 million for amounts recorded in the third quarter for bonuses to be paid in the fourth quarter of 2022. The Company expects gross profit, expressed as a percentage of net service revenue, to stabilize on an annualized basis in 2023.

Selling, general and administrative expenses increased to $101.4 million for the nine months ended September 30, 2022 compared to $40.5 million for the nine months ended September 30 2021, primarily due to an increase in administration salary, wages and payroll costs, bonuses, information technology expense, and taxes. Administrative salary and wages increased by $25.6 million and administrative payroll costs increased by $1.5 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The increase in administrative payroll costs on an average cost per employee basis was due to pay increases throughout the second half of 2021 and additional market adjustments (wage inflation) and promotions through September 30, 2022. Information technology expenses increased by $3.8 million or 66% for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 due to software implementations required to support the Company’s expansion into Washington and business systems. Taxes increased by $18.4 million for the nine months ended September 30, 2022 resulting from the Company’s expansion into Washington, where the Company is subject to gross receipts tax. The Company also recorded bonus expense of $2.6 million in the nine months ended September 30, 2022. No such amount was recorded in the nine months ended September 30, 2021.

Depreciation and amortization increased to $4.5 million for the nine months ended September 30, 2022 from $1.8 million for the nine months ended September 30, 2021. The increase in depreciation and amortization was primarily due to increased amortization on internally developed software costs. The Company incurred and capitalized software costs of approximately $13.0 million in late 2021 with a 3-year useful life due to investing in infrastructure to add capacity to accommodate larger contracts.

Other income, net increased to $10.1 million for the nine months ended September 30, 2022 from $0.2 million for the nine months ended September 30, 2021, primarily due to debt forgiveness income when the Company’s PPP loan was forgiven following approval from the U.S. Small Business Administration.

Results of Operations – Segments

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

The following tables and related analysis summarize our operating results and business metrics by segment (amounts in thousands):

Agency with Choice

	For the Nine Months Ended September 30,
	2022		2021		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$1,085,787	100%	$24,260	100%	$1,061,527	*
Cost of services	970,139	89.3%	16,500	68.0%	953,639	*

Gross Profit	$115,648	10.7%	$7,760	32.0%	$107,888	*

Business Metrics
Billed Units (1)	128,771,625		3,958,298		124,813,327	*

* In excess of 1,000%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

AWC net service revenue was $1,085.8 million for the nine months ended September 30, 2022, an increase of $1,061.5 million compared to the nine months ended September 30, 2021. Gross profit was $115.6 million for the nine months ended September 30, 2022, an increase of $107.9 million compared to the nine months ended September 30, 2021. These increases were primarily due to new and expanded operations in the State of Washington beginning in February 2022. Gross profit in the AWC segment was also impacted by unauthorized hours performed by care providers during and directly after the implementation of the Washington Contract in the nine months ended September 30, 2022, which was $2.7 million higher than budgeted for the period. Results from operations in the State of Washington are recorded on a gross basis as we are the principal in the delivery of care services. Accordingly, gross profit is largely impacted by operations in the State of Washington and was $108.9 million for the nine months ended September 30, 2022 or, expressed as a percentage of net service revenue, 10.2%. The Company expects a similar gross profit as a percentage of net service revenue in the State of Washington and for the AWC segment in the future.

Fiscal Employer Agent

	For the Nine Months Ended September 30,
	2022		2021		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$31,760	100.0%	$28,799	100.0%	$2,961	10.3%
Cost of services	—	0.0%	—	0.0%	—	N/A

Gross Profit	$31,760	100.0%	$28,799	100.0%	$2,961	10.3%

Business Metrics
Billed Units (1)	58,342,050		53,865,243		4,476,807	8.3%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

F/EA net service revenue was $31.8 million for the nine months ended September 30, 2022, an increase of $3.0 million, or 10.3%, compared to the nine months ended September 30, 2021. The increase in net service revenue was primarily due to an increase in services from growth in existing contracts.

Traditional Agency

	For the Nine Months Ended September 30,
	2022		2021		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$12,919	100.0%	$12,224	100.0%	$695	5.7%
Cost of services	8,978	69.5%	8,485	69.4%	493	5.8%

Gross Profit	$3,941	30.5%	$3,739	30.6%	$202	5.4%

Business Metrics
Billed Units (1)	2,137,492		2,238,219		(100,727)	(4.5)%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

Traditional Agency net service revenue was $12.9 million for the nine months ended September 30, 2022, an increase of $0.7 million, or 5.7%, compared to the nine months ended September 30, 2021. Gross profit was $3.9 million for the nine months ended September 30, 2022, an increase of $0.2 million, or 5.4%, compared to the nine months ended September 30, 2021. These increases were primarily driven by a service rate increase while at the same time utilization declined with the overall rate increase greater than the utilization reduction.

Other

	For the Nine Months Ended September 30,
	2022		2021		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$2,657	100.0%	$2,608	100.0%	$49	1.9%

	For the Nine Months Ended September 30,
	2022		2021		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Cost of services	—	0.0%	—	0.0%	—	N/A

Gross Profit	$2,657	100%	$2,608	100%	49	1.9%

Business Metrics
Billed Units (1)	52,130		35,282		16,849	47.8%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

Other net service revenue was $2.7 million for the nine months ended September 30, 2022, an increase of $0.05 million, or 1.9%, compared to the nine months ended September 30, 2021.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table sets forth, for the periods indicated, our consolidated results of operations (amounts in thousands):

	For the Years Ended December 31,
	2021		2020		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Net service revenue	$94,181	100.0%	$93,131	100.0%	$1,050	1.1%
Cost of services	35,935	38.2%	38,160	41.0%	(2,225)	(5.8%)

Gross profit	58,246	61.8%	54,971	59.0%	3,275	6.0%

Selling, general and administrative	57,240	60.8%	50,188	53.9%	7,052	14.1%
Depreciation and amortization	2,756	2.9%	2,593	2.8%	163	6.3%

Operating (loss) income	(1,750)	(1.9%)	2,190	2.4%	(3,940)	(179.9%)

Interest expense, net	(3,152)	(3.3%)	(1,945)	(2.1%)	(1,207)	62.1%
Other income, net	6,395	6.8%	10,644	11.4%	(4,249)	(39.9%)

Net income	$1,493	1.6%	$10,889	11.7%	$(9,396)	(86.3%)

Net service revenues increased by 1.1% to $94.2 million for the year ended December 31, 2021 compared to $93.1 million for the year ended December 31, 2020, primarily due to growth in the F/EA segment offset by decreases in the Traditional Agency segment.

Gross profit, expressed as a percentage of net service revenues, increased to 61.8% for the year ended December 31, 2021, from 59.0% in 2020, due to F/EA member fee growth. In addition, the Company had declines in non-net F/EA ABT services, which is attributed to the $2.2 million reduction in cost of services.

Selling, general and administrative expenses increased to $57.2 million for the year ended December 31, 2021 compared to $50.2 million for the year ended December 31, 2020, primarily due to an increase in administration salary and wages associated with growth in personnel costs for the Company’s expansion into Washington as well as information technology expense related to software consulting for investment in infrastructure to add capacity to accommodate larger contracts. Selling, general and administrative expenses, expressed as a percentage of net service revenues, increased to 60.8% for the year ended December 31, 2021, from 53.9% for the year ended December 31, 2020.

Depreciation and amortization increased to $2.8 million for the year ended December 31, 2021 from $2.6 million for the year ended December 31, 2020, primarily due to capitalized software costs associated with the Company’s infrastructure project to increase capacity.

Interest expense, net increased to $3.2 million from $1.9 million for the year ended December 31, 2021 compared to 2020 due primarily to increased borrowings on the Company’s related party line of credit.

Other income, net decreased to $6.4 million from $10.6 million for the year ended December 31, 2021 compared to 2020 due to Provider Relief Funds (“PRF”) recognized for the year ended December 31, 2020.

Results of Operations – Segments

The following tables and related analysis summarize our operating results and business metrics by segment (amounts in thousands):

Agency with Choice

	For the Years Ended December 31,
	2021		2020		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$34,018	100.0%	$34,384	100.0%	$ (366)	(1.1%)
Cost of services	23,944	70.4%	25,021	72.8%	(1,077)	(4.3%)

Gross Profit	$10,074	29.6%	$9,363	27.2%	$711	7.6%

Business Metrics
Billed Units (1)	5,193,693		4,145,043		1,048,650	25.3%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

AWC net service revenue was $34.0 million in 2021, a decrease of $0.4 million, or 1.1%, compared to 2020. Gross profit was $10.1 million in 2021, an increase of $0.7 million, or 7.6%, compared to 2020. The variance in net service revenue was driven by a decrease in net service revenue of $3.2 million due to a shortage of caregivers, which was offset by an increase in net service revenue of $2.8 million as the Company commenced the pilot program in Washington in late 2021 and an increase in services due to referral. The increase in gross margin was due to an increased service rate, partially offset by decreased net service revenue as discussed above.

Fiscal Employer Agent

	For the Years Ended December 31,
	2021		2020		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$39,453	100.0%	$36,524	100.0%	$2,929	8.0%
Cost of services	—	0.0%	—	0.0%	—	N/A

Gross Profit	$39,453	100.0%	$36,524	100.0%	$2,929	8.0%

Business Metrics
Billed Units (1)	72,838,225		68,519,710		4,318,515	6.3%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

F/EA net service revenue was $39.5 million in 2021, an increase of $2.9 million, or 8.0%, compared to 2020. An increase in net service revenue was primarily due to an increase in services of $3.6 million primarily resulting from customer growth and changes in certain states’ policies for F/EA services, which allowed more eligible customers to participate, partially offset by a decrease of $0.8 million in Texas as the state mandated the electronic visit verification (“EVV”) for caregivers.

Traditional Agency

	For the Years Ended December 31,
	2021		2020		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$17,194	100.0%	$18,776	100.0%	$(1,582)	(8.4%)
Cost of services	11,991	69.7%	13,139	70.0%	(1,148)	(8.7%)

Gross Profit	$5,203	30.3%	$5,637	30.0%	$(434)	(7.7%)

Business Metrics
Billed Units (1)	2,807,017		3,068,678		(261,661)	(8.5%)

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

ABT net service revenue was $17.2 million in 2021, a decrease of $1.6 million, or 8.4%, compared to 2020. Gross profit was $5.2 million in 2021, a decrease of $0.4 million, or 7.7.%, compared to 2020. These decreases were primarily driven by a shortage of caregivers, offset by an increase in the net service rate.

Other

	For the Years Ended December 31,
	2021		2020		Change
	Amount	% of Segment Net Service Revenues	Amount	% of Segment Net Service Revenues	Amount	%
Operating Results
Net service revenue	$3,516	100.0%	$3,447	100.0%	$69	2.0%
Cost of services	—	0.0%	—	0.0%	—	0.0%

Gross Profit	$3,516	100.0%	$3,447	100.0%	$69	2.0%

Business Metrics
Billed Units (1)	48,580		43,196		5,384	12.5%

(1) Any unit of service that has been billed in accordance with client and provider service agreements.

Other net service revenue was $3.5 million, an increase of $0.1 million, or 2.0%, compared to 2020. The increase in net service revenue was primarily driven by an increase in net service rate.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP measure that has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results of operations as reported under GAAP. The financial results presented in accordance with U.S. GAAP and a reconciliation of this non-GAAP measure included within this proxy statement should be carefully evaluated.

We define Adjusted EBITDA as net income (loss) adjusted for: (i) interest expense, net; (ii) income tax expense; (iii) depreciation and amortization expense; (iv) amortization of capitalized cloud computing implementation costs; (v) amortization of contract fulfillment costs; (vi) PPP loan forgiveness; (vii) Provider relief funds; and (viii) ARPA funds with discretionary spending.

Management believes that Adjusted EBITDA is useful to investors, management and others in evaluating our operating performance for the following reasons:

•

By reporting Adjusted EBITDA, we believe that we provide investors with insight and consistency in our financial reporting and present a basis for comparison of our business operations between current, past and future periods. We believe that Adjusted EBITDA allows management, investors and others to evaluate and compare our core operating results, including return on capital and operating efficiencies, from period to period, by removing the impact of our capital structure (interest expense), asset base (amortization and depreciation), and other identified adjustments.

•	We believe that Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of other public companies.

In addition, management has chosen to use Adjusted EBITDA as a performance measure because we believe that the amount of non-cash expenses, such as depreciation and amortization, may not directly correlate to the underlying performance of our business operations, and because such expenses can vary significantly from period to period. This facilitates internal comparisons to historical operating results, as well as external comparisons to the operating results of our competitors and other companies in the personal care services industry. Because management believes Adjusted EBITDA is useful as a performance measure, management uses Adjusted EBITDA:

•

as a financial measure in the day-to-day oversight of our business to allocate financial and human resources across our organization, to assess appropriate levels of marketing and other initiatives and to generally enhance the financial performance of our business;

•

in the preparation of our annual operating budget, as well as for other planning purposes on a quarterly and annual basis, including allocations in order to implement our growth strategy, to determine appropriate levels of investments in acquisitions and to endeavor to achieve strong core operating results;

•	to evaluate the effectiveness of business strategies, such as the allocation of resources, the mix of organic growth and acquisitive growth and adjustments to our payor mix;

•

as an additional means of evaluating the effectiveness of management in directing our core operating performance, which we consider to be performance that can be affected by our management in any particular period through their allocation and use of resources that affect our underlying revenue and profit-generating operations during that period;

•	for the valuation of prospective acquisitions, and to evaluate the effectiveness of integration of past acquisitions into our Company; and

•	in communications with our Board concerning our financial performance.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditure or future requirements for capital expenditures or other contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or interest income;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Management compensates for these limitations by using GAAP financial measures in addition to Adjusted EBITDA in managing the day-to-day and long-term operations of our business. We believe that consideration of Adjusted EBITDA, together with a careful review of our GAAP financial measures, is the most informed method of analyzing our Company.

The following table sets forth a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA (amounts in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
($ in thousands)
Reconciliation of net income (loss) to Adjusted EBITDA
Net income (loss)	$55,675	$(1,615)	$1,493	$10,889
Adjusted for:
Interest expense, net	2,499	2,468	3,152	1,945
Income tax expense	—	—	—	—
Depreciation and amortization	4,506	1,762	2,756	2,593
Amortization of capitalized cloud computing implementation costs (1)	1,603	1,105	1,586	305
Amortization of contract fulfillment cost	1,119	—	—	—
PPP loan forgiveness	(10,000)	—	—	—
Provider relief funds	—	—	(5,847)	(10,369)
ARPA funds with discretionary spending	—	(324)	(333)	—

Adjusted EBITDA	$55,402	$3,396	$2,807	$5,363

(1)

Represents non-cash amortization of capitalized costs related to the one-time transformation of our internal-use enterprise resource planning technological infrastructure. Ongoing post-implementation costs of operating in the cloud such as post-implementation training and maintenance costs are not adjusted for in the calculation of Adjusted EBITDA.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash on hand and cash from operations and borrowings under our debt arrangements. We had cash and cash equivalents of $101.5 million and $27.1 million at September 30, 2022 and December 31, 2021, respectively. We had restricted cash of $11.6 million and $20.5 million at September 30, 2022 and December 31, 2021, respectively. Cash flows from operating activities represent the inflow of cash from our payor clients and the outflow of cash for payroll and payroll taxes, operating expenses, interest and taxes.

Our debt arrangements consist primarily of a revolving line of credit with Bank of Montana, which is referred to herein as the Credit Agreement, a commercial loan with Montana Community Development Corporation (“MCDC”), unsubordinated and secured notes from three of our shareholders (“Shareholder Notes”), as well as a financing agreement through Key Equipment Finance (“KEF”). At September 30, 2022 and December 31, 2021, our revolving line of credit had a maximum borrowing capacity of $45.0 million. As of September 30, 2022 and December 31, 2021, we had a total of $0 and $30.8 million, respectively, of drawings on our line of credit with an interest rate of 9.49% and 6.49%, respectively. After giving effect to the amount drawn on our line of credit we had $45.0 million and $14.2 million available for borrowing under our line of credit as of September 30, 2022 and December 31, 2021, respectively. The Credit Agreement generally limits borrowing to a factor of accounts receivable outstanding at any given time, up to a maximum commitment limit and is secured by accounts receivable, equipment and the personal guarantees of our shareholders.

Credit Agreement

We use the advances from the line of credit to provide funds to our subsidiaries and subsequently, funds from our subsidiaries’ operations are used to make repayments on the line of credit.

At September 30, 2022 and December 31, 2021, we were in compliance with our financial covenants under the Credit Agreement. Although we believe our liquidity position remains strong, we can provide no assurance that we will remain in compliance with the covenants in our Credit Agreement, and in the future, it may prove necessary to seek an amendment with Bank of Montana. Additionally, there can be no assurance that we will be able to raise additional funds on terms acceptable to us, if at all. The Company intends to repay all amounts borrowed under the Credit Agreement in connection with the Business Combination, and the Credit Agreement will not constitute a direct obligation of New Pubco following the consummation of the Business Combination.

Commercial Loan

On December 14, 2021, we entered into a commercial loan agreement with MCDC and drew on a commercial loan in the amount of $0.8 million. We will utilize the proceeds from the commercial loan for general working capital purposes. The commercial loan bears interest at a fixed rate of 6.0% per annum and has a maturity date of December 15, 2031. We will make equal monthly payments of principal and interest commencing on January 15, 2022, through the maturity date and may prepay the commercial loan at any time without premium or penalty. The commercial loan is guaranteed by our shareholders and is collateralized by some of our assets. The Company intends to repay the commercial loan in connection with the Business Combination, and the commercial loan will not constitute a direct obligation of New Pubco following the consummation of the Business Combination.

Shareholder Notes

In June 2020, we entered into unsecured and subordinated notes with three shareholders (“Shareholder Notes”) for an aggregate amount of $5.1 million. The Shareholder Notes bear interest at a rate per annum of 6.99% and the maturity date of the Shareholder Notes is August 1, 2030.

On October 26, 2020, the unsecured and subordinated notes were amended and the amount of borrowings was increased to $6.4 million and the maturity date was changed to November 1, 2030.

The Company may prepay the Shareholder Notes at any time, in whole or in part, without premium or penalty. The Company intends to repay the Shareholder Notes in connection with the Business Combination, and the Shareholder Notes will not constitute direct obligations of New Pubco following the consummation of the Business Combination.

Financing Agreement

In November 2019, we entered into a financing agreement with KEF whereby disbursements from the financing agreement would be used to pay for our software-as-a-service applications as part of the Master Subscription Agreement (“MSA”) entered into between the Company and a service provider. We directed KEF to advance the disbursements to the service provider based on the respective disbursement dates as set forth in the financing agreement, on our behalf and in satisfaction of our obligation under the MSA.

On March 31, 2021, we entered into a new financing agreement with KEF that replaced the November 2019 financing agreement. Under the new financing agreement, we will finance a total amount of $9.5 million which is payable in nine monthly installments of $0.3 million commencing on March 30, 2021, and thirteen monthly installments of $0.6 million commencing on January 30, 2022. The new financing agreement is secured by a security interest in the licenses granted under the MSA. As of September 30, 2022, the principal outstanding under the new financing agreement was $2.2 million. The Company intends to repay the new financing agreement in connection with the Business Combination, and the new financing agreement will not constitute a direct obligation of New Pubco following the consummation of the Business Combination.

See Note 7—Debt, to the Notes to Consolidated Financial Statements for additional details of our debt.

Debt—Consolidated VIEs

From May 2015 through June 2020 we entered into various promissory note agreements (the “Promissory Notes”) with Bank of Montana, a related party. The Promissory Notes were used to finance properties that are leased by the Company and that are owned by variable interest entities (“VIEs”) consolidated by the Company (the “Consolidated VIEs”). The Promissory Notes may be prepaid at any time and are collateralized by certain assets of the Company. The stated interest rates are between 2.84% to 6.99% at September 30, 2022 and December 31, 2021. In addition, the aggregate outstanding principal amount was $22.1 million and $22.9 million at September 30, 2022 and December 31, 2021, respectively. The Promissory Notes mature between June 2025 and September 2037.

On November 24, 2015, one of the Company’s VIEs entered into a commercial loan agreement (the “2015 Commercial Loan”) with Montana Community Development Corporation dba MoFi. The Company borrowed a total of $350,000 under the 2015 Commercial Loan. The Company utilized the proceeds from the Commercial Loan for general working capital purposes. The 2015 Commercial Loan bears interest at a fixed rate of 3.0% per annum and has a maturity date of November 15, 2035. Principal and interest payments are made in equal monthly amounts through the maturity date. The loan may be prepaid by the Company at any time without premium or penalty. The loan is guaranteed by owners of the Company and is collateralized by certain assets of the Company. The outstanding balance on the 2015 Commercial Loan was $259,000, $265,000 and $280,000 as of September 30, 2022 and December 31, 2021 and 2020, respectively.

Upon the effectiveness of the Business Combination, the Company intends to cease to be a guarantor of the Promissory Notes and the 2015 Commercial Loan and the Consolidated VIEs will no longer be consolidated with the Company. The Promissory Notes related to the leased property and the 2015 Commercial Loan will no longer constitute direct or indirect obligations of New Pubco following the consummation of the Business Combination.

COVID-19 Pandemic

Any deterioration in economic conditions in the United States, including as the result of the COVID-19 pandemic, would pose a risk to states’ revenues, which in turn could affect our reimbursements and collections received for services rendered. Depending on the severity and length of any potential economic downturn, states could face significant fiscal challenges and revise their revenue forecasts and adjust their budgets, and sales tax collections and income tax withholdings could be depressed in fiscal year 2022, and, potentially, future fiscal years.

Government Stimulus and Relief Measures

As a result of the COVID-19 pandemic, federal and state governments have passed legislation, promulgated regulations, and taken other administrative actions intended to assist healthcare providers in providing care to COVID-19 patients and other patients during the public health emergency. These temporary measures include relief from Medicare conditions of participation requirements for healthcare providers, relaxation of licensure requirements for healthcare professionals, relaxation of privacy restrictions for telehealth remote communications, promoting use of telehealth by expanding the scope of services for which Medicare reimbursement is available, and limited waivers of fraud and abuse laws for activities related to COVID-19 during the emergency period. The current federal public health emergency declaration was renewed on October 13, 2022.

As previously mentioned, the ARPA provides for $350 billion in relief funding for eligible state, local, territorial, and Tribal governments to mitigate the fiscal effects of the COVID-19 public health emergency, and provides for a 10-percentage point increase in federal matching funds for Medicaid HCBS from April 1, 2021, through March 30, 2022, that states must use to supplement their level of spending for the implementation of activities enhanced under the Medicaid HCBS in effect as of April 1, 2021. States will be permitted to use the state funds equivalent to the additional federal funds through March 31, 2025.

Provider Relief Fund

One of the primary sources of relief for healthcare providers is the Provider Relief Fund, which has been funded through the CARES Act and related legislation. Provider Relief Fund payments are intended to compensate healthcare providers for lost revenues and health care related expenses incurred in response to the COVID-19 pandemic and are not required to be repaid, provided that recipients attest to and comply with certain terms and conditions, including limitations on balance billing and not using funds received from the Provider Relief Fund to reimburse expenses or losses that other sources are obligated to reimburse.

In 2021 and 2020, the Company received grants in an aggregate principal amount of $5.8 million and $10.4 million, respectively, from the Provider Relief Fund, for which we had previously applied. The Company utilized $5.8 million and $10.4 million of these funds during the years ended December 31, 2021 and 2020, respectively, for lost revenues and healthcare related expenses.

PPP Loan

As a result of Covid-19 pandemic and the subsequent legislation passed within the CARES Act of 2020, the Company applied for and received an SBA loan through the PPP. On April 5, 2020, an unsecured loan which bears interest of 1% per annum in the amount of approximately $10.0 million was granted to the Company by the Bank of Montana. The PPP loan is to be used primarily for payroll related costs, lease and utility payments and matures on April 5, 2025. In accordance with Section 3 of the Flexibility Act, enacted in June 2020, the PPP loan was no longer in the deferment period as of July 21, 2021, and principal and interest payments began on August 1, 2021. As of December 31, 2021 and 2020, the outstanding borrowings under the PPP loan were $8.9 million and $10.0 million, respectively. On June 3, 2022, the Company was notified by the SBA of its approval of forgiveness of the PPP loan.

Cash Flows

The following table summarizes historical changes in our cash flows (amounts in thousands):

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
Net cash provided by (used in) operating activities	$114,222	$10,403	$455	$(960)
Net cash used in investing activities	$(3,500)	$(7,098)	$(6,861)	$(4,382)
Net cash (used in) provided by financing activities	$(45,241)	$1,673	$13,294	$39,759

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

Net cash provided by operating activities was $114.2 million in the nine months ended September 30, 2022, compared to net cash provided by operating activities of $10.4 million for the nine months ended September 30, 2021. The change in net cash provided by operating activities in the nine months ended September 30, 2022 was primarily due to increases in net income by $57.3 million and changes in working capital of $52.7 million, offset by forgiveness of debt of $10.0 million. The main driver of the changes in working capital was primarily related to an increase in accounts receivable, prepaid expenses and other current assets, and an increase in accrued payroll expenses due to new and expanded operations in the State of Washington resulting in higher accounts receivable, prepaid expenses and other current assets, and accrued payroll expenses.

Net cash used in investing activities was $3.5 million for the nine months ended September 30, 2022 and $7.1 million for the nine months ended September 30, 2021. The decrease in net cash used in investing activities was due to a reduction in property and equipment spending.

Net cash used in financing activities was $45.2 million for the nine months ended September 30, 2022, and net cash provided by financing activities was $1.7 million for the nine months ended September 30, 2021. Net cash used in financing activities was driven by a $5.5 million increase in agency fund obligations due to timing in the payroll cycle of certain states and when cash will be deployed (see corresponding increase in restricted cash), $39.4 million net proceeds from our related party line of credit, and $5.1 million of payments on deferred transaction costs, offset by a reduction in distributions.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net cash provided by operating activities was $0.5 million for the year ended December 31, 2021, compared to net cash used in operating activities of $1.0 million in 2020. Changes in our cash provided by operating activities during the past two years were primarily the result of changes in net working capital and increased payroll costs offset by increases in capitalized fulfillment costs and reduction of net income due to expansion related to the Washington CDE program and 2020 grant funds received.

Net cash used in investing activities was $6.9 million for the year ended December 31, 2021, compared to $4.4 million for the year ended December 31, 2020. Our investing activities for the years ended December 31, 2021 and 2020, consisted of additions to property and equipment associated with the Company’s build out of internal use software to increase capacity requirements for the Washington CDE program.

Net cash provided by financing activities was $13.3 million for the year ended December 31, 2021 compared to $39.8 million for the year ended December 31, 2020. The reduction in net cash provided by financing activities was primarily due to a $6.5 million net reduction in agency fund obligations related to timing of payroll cycles in certain states, a $10 million reduction in proceeds from PPP loans, a $8.4 million reduction in proceeds from related party VIE promissory notes, and a $6.4 million reduction in proceeds from shareholder notes, primarily offset by a reduction in distributions. The Company’s line of credit was used to fund software development and the Company’s CDE program implementation. The line of credit was also used as leverage to increase the Company’s limit and borrowing base. Proceeds from the Company’s financing agreement were used to fund the Company’s IT infrastructure project.

Off-Balance Sheet Arrangements

As of September 30, 2022, we did not have any off-balance sheet guarantees or arrangements with unconsolidated entities.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements prepared in accordance with GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures.

Our significant accounting policies are described in Note 2 to the CDH Notes to Consolidated Financial Statements. An accounting policy is deemed to be critical if it involves a significant level of estimation uncertainty and has had or is reasonably likely to have a material impact on our financial condition or results of operations. The Company bases our estimates and judgments on historical experience and other sources and factors believed to be reasonable under the circumstances, however, actual results may differ from these estimates. Critical accounting policies requiring estimates, assumptions and judgments that are believed to have the most significant impact on the company consolidated financial statements are described below.

Revenue Recognition

Revenue is recognized based on the transaction price, which is determined based on the consideration specified in a contract with a customer that the Company expects to be entitled to, excluding any amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a performance obligation to a customer, which occurs over time as the service is performed. Determining the method and amount of revenue to recognize requires management to make judgments. Judgments include determining whether the Company is the principal or agent with respect to performance obligations. If the Company determines it is the principal, it records revenues on a gross basis and if the Company determines it is the agent, it records revenue at the net amount that it retains for services provided. The Company is the principal if it controls the service prior to it being transferred to the client. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. See Note 6 — Revenue Recognition for further information.

Recent Accounting Pronouncements

Refer to Note 2 to the Notes to the CDH Consolidated Financial Statements for further discussion.

DESCRIPTION OF NEW PUBCO SECURITIES

The following summary of the material terms of New Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. The full text of the warrant agreement relating to the warrants described herein is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter, the Proposed Bylaws and the warrant agreement in their entirety for a complete description of the rights and preferences of New Pubco securities following the Business Combination.

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of [●] shares, of which [●] shares will be shares of New Pubco common stock, par value $0.0001 per share, and 1,000,000 shares will be shares of New Pubco preferred stock, par value $0.0001 per share.

As of                , 2022, the record date, DTRT had approximately 23,000,000 shares of DTRT Class A common stock, and 5,750,000 shares of DTRT Class B common stock outstanding. DTRT has also issued warrants consisting of 11,500,000 Public Warrants and 11,200,000 Sponsor Warrants and has 23,000,000 units outstanding. In connection with the Business Combination and in accordance with the terms of the current charter, all outstanding shares of Class A common stock of DTRT and all outstanding shares of Class B common stock of DTRT will automatically be converted into New Pubco common stock, and all outstanding Public Warrants and Sponsor Warrants will automatically be converted into New Pubco warrants.

After giving effect to the Business Combination, New Pubco will have 80,648,672 shares of common stock outstanding (assuming no redemptions) (excluding approximately 22,700,000 New Pubco Warrants exercisable into shares of New Pubco common stock).

New Pubco Common Stock

Voting Rights

Holders of New Pubco common stock will be entitled to cast one vote per share of New Pubco common stock on all matters to be voted on by stockholders. Unless specified in the Proposed Charter, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the New Pubco common stock that are voted is required to approve any such matter voted on by stockholders. Holders of New Pubco common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of New Pubco common stock will share ratably (based on the number of shares of New Pubco common stock held) if and when any dividend is declared by the New Pubco Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Pubco common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of New Pubco, each holder of New Pubco common stock will be entitled, pro rata on a per share basis, to all assets of New Pubco of whatever kind that are available for distribution to the holders of New Pubco common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Pubco then outstanding.

Lock-Up

Holders of New Pubco common stock issued as consideration pursuant to the Mergers have entered into lock-up agreements and may not, with limited exceptions, transfer New Pubco common stock until the earliest of (i) 365 days after (and excluding) the Closing Date, (ii) the date on which the last reported sale price of New Pubco common stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, and (iii) subsequent to the Closing Date, the date on which New Pubco completes a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting stock of New Pubco. The New Pubco Board may, in its sole discretion, determine to waive, amend, or repeal the foregoing lockup restriction.

Other Matters

Holders of shares of New Pubco common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Pubco common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

The Proposed Charter provides that the New Pubco Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Pubco’s assets, which rights may be greater than the rights of the holders of the New Pubco common stock.

The purpose of authorizing the New Pubco Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New Pubco outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Pubco common stock by restricting dividends on the New Pubco common stock, diluting the voting power of the New Pubco common stock or subordinating the dividend or liquidation rights of the New Pubco common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Pubco common stock.

Warrants and Earned Obligations

At the effective time, each DTRT Public Warrant and DTRT Sponsor Warrant that is issued and outstanding immediately prior to the effective time and not expired or terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of New Pubco, DTRT or the holder of any such warrant, will be converted into one New Pubco Public Warrant and one New Pubco Sponsor Warrant, respectively, each exercisable for one share of New Pubco common stock. As of the effective time, all DTRT warrants will no longer be outstanding and each former holder of a DTRT warrant will cease to have any rights with respect to such warrant.

As of December 5, 2022, 11,500,000 DTRT Public Warrants and 11,200,000 DTRT Sponsor Warrants were outstanding.

Exclusive Forum

The Proposed Charter provides that, to the fullest extent permitted by law, unless New Pubco otherwise consents in writing, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on New Pubco’s behalf, (ii) any action asserting a claim of, or claim based on, breach of a fiduciary duty owed by, or other wrongdoing by, any of its current or former directors, officers, employees, agents or stockholders, to New Pubco or its stockholders, (iii) any action asserting a claim against New Pubco or any of its current or former directors, officers, employees, agents or stockholders arising under the DGCL, the Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of New Pubco’s Proposed Charter and Proposed Bylaws, or (v) any action, suit or proceeding asserting a claim related to or involving New Pubco that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction.

Election of Directors

The New Pubco Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except immediately following the Business Combination, Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). The election of directors will be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon and cumulative voting is not permitted.

Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Applicable Law

Certain provisions of the Proposed Charter, the Proposed Bylaws, and laws of the State of Delaware, where New Pubco is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New Pubco common stock. New Pubco believes that the benefits of increased protection give New Pubco the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Pubco and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms. For additional information, see the section titled “Risk Factors — Risks Relating to DTRT and the Business Combination — Some provisions of the Proposed Charter and Delaware law may have anti-takeover effects that could discourage an acquisition of New Pubco by others, even if an acquisition would be beneficial to New Pubco’s stockholders, and may prevent attempts by New Pubco’s stockholders to replace or remove New Pubco’s current management.”

Authorized but Unissued Shares

The Proposed Charter provides that certain shares of authorized but unissued New Pubco common stock and New Pubco preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Pubco by means of a proxy contest, tender offer, merger, or otherwise.

Classified Board

The Proposed Charter provides that the New Pubco Board will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at three or more annual meetings. Furthermore, because the New Pubco Board will be classified, directors may be removed only with cause by a majority of our outstanding shares. In addition, the Proposed Charter does not provide for cumulative voting in the election of directors.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Pubco Board or a committee of the New Pubco Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Pubco with certain information. Generally, to be timely, a stockholder’s notice must be received at New Pubco’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders.

The Proposed Bylaws also specify requirements as to the form and content of a stockholder’s notice. Specifically, a stockholder’s notice must include: (i) a brief description of the business desired to be brought before the meeting (including the text of any proposal or resolution), (ii) the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business (including any anticipated benefit), (iii) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, if any, (iv) the class or series and number of shares of that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner as of the date of such notice, including all shares as to which such stockholder or beneficial owner has a right to acquire beneficial ownership at any time in the future, (v) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (vi) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act of 1934, as amended, (vii) a representation that such stockholder or beneficial owner intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, and (viii) a representation as to whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of the corporation’s voting shares to bring such business. These notice requirements will be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified New Pubco of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such rule for inclusion of such proposal in a proxy statement prepared by us to solicit proxies for such annual meeting. The Proposed Bylaws also allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Pubco.

Stockholder Action by Written Consent

The Proposed Charter provides that, subject to the terms of any series of preferred stock, any action required or permitted to be taken by the stockholders of New Pubco may be effected by written consent in lieu of a meeting.

Special Meeting of Stockholders

The Proposed Charter and Proposed Bylaws provide that special meetings of stockholders may be called by the New Pubco Board pursuant to a resolution adopted by a majority of the New Pubco Board, or upon the written request of holders of not less than 35% of the voting power of the outstanding stock entitled to vote at the meeting.

Amendment of the Proposed Charter and Proposed Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Proposed Charter provides that it may be amended by New Pubco in the manner provided therein or prescribed by statute. The Proposed Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of New Pubco entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Proposed Charter providing for the capital stock of New Pubco, amendment of the charter, amendment of the bylaws, board of directors, election of directors, limitation of director liability, indemnification and special meetings of the stockholders.

The Proposed Bylaws also provide that the New Pubco Board will have the power to adopt, amend, alter, or repeal the Proposed Bylaws by the affirmative vote of a majority of the directors in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of New Pubco are prohibited from adopting, amending, altering, or repealing the Proposed Bylaws, or to adopt any provision inconsistent with the Proposed Bylaws, unless such action is approved, in addition to any other vote required by the Proposed Charter, by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of New Pubco entitled to vote generally in the election of directors, voting together as a single class.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Pubco’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New Pubco or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The Proposed Bylaws provide that New Pubco must indemnify and advance expenses to New Pubco’s directors and officers to the fullest extent authorized by the DGCL. New Pubco also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Pubco directors, officers, and certain employees for some liabilities. New Pubco believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Charter and Proposed Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Pubco and its stockholders. In addition, your investment may be adversely affected to the extent New Pubco pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New Pubco’s directors,

officers, or employees for which indemnification is sought.

Stockholders’ Derivative Actions

Under the DGCL, any of New Pubco’s stockholders may bring an action in New Pubco’s name to procure a judgment in New Pubco’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Pubco’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The Transfer Agent for New Pubco capital stock will be Continental Stock Transfer & Trust Company.

Listing of Common Stock

DTRT filed a listing application for New Pubco common stock and public warrants with Nasdaq, and it believes that New Pubco will satisfy all criteria for initial listing prior to the stockholder vote with respect to the Business Combination. If the application is approved, upon consummation of the Business Combination, it is expected that the New Pubco common stock and public warrants will trade on Nasdaq under the symbols “CDCN” and “CDCNW”, respectively. DTRT will not have units traded following Closing of the Business Combination.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New Pubco for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Pubco at the time of, or at any time during the 90 days preceding, a sale and (ii) New Pubco is subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of New Pubco for at least six months but who are affiliates of New Pubco at the time of, or at any time during the 90 days preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of New Pubco common stock then outstanding; or

•	the average weekly reported trading volume of New Pubco’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, DTRT’s Initial Stockholders will not be able to sell their Founder Shares and Sponsor Warrants, as applicable, pursuant to Rule 144 without registration until one year after DTRT has completed its initial business combination.

Following the Closing, New Pubco will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities. In connection with the Business Combination, holders of over 71% of the outstanding voting power of New Pubco common stock and securities (on an as converted basis) have agreed to enter into a lock-up agreement with New Pubco, pursuant to which they may not, with limited exceptions, transfer New Pubco common stock until the earliest of: (i) 365 days after (and excluding) the Closing Date, (ii) the date on which the last reported sale price of New Pubco common stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 151 days after the Closing Date (provided that any sales prior to the date that is 365 days after (and excluding) the Closing Date may only be to purchasers who do not constitute affiliates of New Pubco), and (iii) subsequent to the Closing Date, the date on which New Pubco completes a liquidation, merger, tender offer, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in a change of greater than 50% of the total voting stock of New Pubco. Additionally, pursuant to the Lockup Agreement, each of the Sponsor and the CDH Shareholders may not, with limited exceptions, transfer New Pubco Warrants from the Closing Date until the date that is 30 days after (and excluding) the Closing Date.

COMPARISON OF STOCKHOLDER RIGHTS

General

DTRT is incorporated under the laws of the State of Delaware and the rights of DTRT Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and Current Bylaws. As a result of the Business Combination, DTRT Stockholders who receive shares of New Pubco common stock will become New Pubco stockholders. New Pubco is incorporated under the laws of the State of Delaware and the rights of New Pubco stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and Proposed Bylaws. Thus, following the Business Combination, the rights of DTRT Stockholders who become New Pubco stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and Current Bylaws and instead will be governed by the Proposed Charter and Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of DTRT Stockholders under the Current Charter and Current Bylaws (left column), and the rights of New Pubco’s stockholders under forms of the Proposed Charter and Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of DTRT’s Charter and DTRT’s Bylaws, and forms of the Proposed Charter and Proposed Bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

DTRT	New Pubco

Authorized Capital Stock
DTRT is authorized to issue 401,000,000 shares, (a) 400,000,000 shares of common stock, including (i) 380,000,000 shares of DTRT Class A common stock, and (ii) 20,000,000 shares of DTRT Class B common stock, and (b) 1,000,000 shares of preferred stock.	New Pubco will be authorized to issue shares of capital stock, consisting of (i) shares of common stock, par value $0.0001 per share and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Rights of Preferred Stock
The DTRT Board may provide out of the unissued shares of DTRT preferred stock for one or more series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the DTRT Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL.	The New Pubco Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Pubco Board providing for the issuance of such series.

Number and Qualification of Directors
The number of directors of DTRT, other than those who may be elected by the holders of one or more series of the DTRT preferred stock voting separately by class or	The number of directors of New Pubco, other than those who may be elected by the holders of one or more series of preferred stock voting separately by

series, shall be fixed from time to time exclusively by the DTRT Board pursuant to a resolution adopted by a majority of the DTRT Board.	class or series, will be fixed from time to time pursuant to a resolution adopted by a majority of New Pubco’s board.

Election of Directors
At each succeeding annual meeting of the stockholders of DTRT, beginning with the first annual meeting of the stockholders of DTRT following the effectiveness of the Current Charter, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.	At New Pubco’s annual meeting, stockholders elect directors to replace the class of directors whose term expires at that annual meeting, each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

The DTRT Board shall be divided into three classes, as nearly equal in number as possible and designated as Class I, Class II and Class III.	The directors will be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as possible, of one-third of the total number of such directors.

If the number of directors that constitutes the DTRT Board is changed, any increase or decrease shall be apportioned by the DTRT Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the DTRT Board shorten the term of any incumbent director.

Subject to the rights of the holders of one or more series of DTRT preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of DTRT preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

Subject to the rights of the holders of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Removal of Directors
Subject to the rights of the holders of any series of preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of DTRT entitled to vote generally in the election of directors, voting together as a single class.	Subject to the rights of the holders of any series of preferred stock, any director or the entire board may be removed from office, but only for cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of New Pubco entitled to vote generally in the election of directors, voting together as a single class, at a meeting called for that purpose.

Voting
Holders of DTRT common stock will be entitled to cast one vote per one share.	Holders of New Pubco common stock will be entitled to cast one vote per one share.

Cumulative Voting
The Current Charter does not specify whether holders of DTRT common stock have cumulative voting rights.	The Proposed Charter provides that holders of New Pubco common stock will not have cumulative voting rights.

Vacancies on the Board of Directors
Subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the DTRT Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the board resulting from death, resignation, retirement, disqualification, removal or other cause are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified.

Special Meeting of the Board of Directors
Special meetings of the DTRT Board (a) may be called by the Chairman of the DTRT Board or President and (b) shall be called by the Chairman of the DTRT Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.	Special meetings of the New Pubco Board may be called by the Chairperson of the board, the Chief Executive Officer, the Secretary or any two directors.

Stockholder Action by Written Consent
Under the Current Charter, any action required or permitted to be taken by the stockholders of DTRT must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the DTRT Class B common stock with respect to which action may be taken by written consent.	Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Pubco may be effected by written consent of the stockholders.

Amendment to Certificate of Incorporation
DTRT reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Current Charter, and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by the Current Charter and the DGCL.	New Pubco reserves the right to amend, alter, change or repeal any provision contained in the Proposed Charter, in the manner now or hereafter prescribed by statute.

Amendment of the Bylaws
The DTRT Board shall have the power to adopt, amend, alter or repeal the Current Bylaws by the affirmative vote of a majority of the directors.	The New Pubco board shall have the power to adopt, amend, alter or repeal the Proposed Bylaws by the affirmative vote of a majority of the directors.

The Bylaws also may be adopted, amended, altered or repealed by the DTRT Stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of DTRT required by law or by the Current Charter, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of DTRT entitled to vote generally in the election of directors, voting together as a single class, shall be required for the DTRT Stockholders to adopt, amend, alter or repeal the Bylaws.	The Proposed Bylaws may also be adopted, amended, altered or repealed by the New Pubco stockholders representing at least majority of the voting power of all outstanding shares of capital stock of New Pubco entitled to vote generally in the election of directors.

Quorum

The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of DTRT representing a majority of the voting power of all outstanding shares of capital stock of DTRT entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

A majority of the DTRT Board shall constitute a quorum for the transaction of business at any meeting of the DTRT Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the DTRT Board, except as may be otherwise specifically provided by applicable law, the Current Charter or the Current Bylaws.

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Proposed Charter.

At all meetings of the New Pubco Board, a majority of the authorized number of directors then in office will constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the New Pubco Board, except as otherwise provided by statute or by the Proposed Charter.

Interested Directors
To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to DTRT or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Current Charter, and DTRT renounces any expectancy that any of its directors or officers will offer any such corporate opportunity of which he or she may become aware to DTRT, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of DTRT with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of DTRT and (i) such opportunity is one DTRT is legally and contractually permitted to undertake and would otherwise be reasonable for DTRT to pursue and (ii) the director or officer is permitted to refer that opportunity to DTRT without violating any legal obligation.	New Pubco renounces any interest or expectancy of New Pubco in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by any director of New Pubco who is not an employee or officer of New Pubco or any of its subsidiaries, unless such matter, transaction or interest is presented to, or acquired, created or developed by, such person expressly and solely in such person’s capacity as a director of New Pubco.

Special Stockholder Meetings
Special meetings of stockholders of DTRT may be called only by the Chairman of the DTRT Board, Chief Executive Officer of DTRT, or the DTRT Board pursuant to a resolution adopted by a majority of the DTRT Board, and the ability of the stockholders to call a special meeting is hereby specifically denied.	Special meetings of the New Pubco Board may be called by the New Pubco Board pursuant to a resolution adopted by a majority of the New Pubco Board or upon the written request of holders of not less than 35% of the voting power of the outstanding stock entitled to vote at the meeting.

Notice of Stockholder Meetings

Whenever under applicable law, the Current Charter or the Current Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of DTRT, (iii) if sent for next day

Written notice stating the place, if any, date and hour of each meeting of New Pubco’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the purpose of the meeting in the case of a special meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten nor more than 60 days before the date of the meeting, unless otherwise required by law.

Whenever notice is required to be given to any New Pubco stockholder, such notice may be given (i) in writing, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the

delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of DTRT, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder.	extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in DTRT’s notice of meeting (or any supplement thereto) given by or at the direction of the DTRT Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the DTRT Board or (iii) otherwise properly brought before the annual meeting by any stockholder of DTRT (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in the Current Charter.	No business may be transacted at an annual meeting of New Pubco stockholders, other than business that is either (i) specified in New Pubco’s notice of meeting (or any supplement thereto) delivered pursuant to the Proposed Bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the New Pubco Board or (iii) otherwise properly brought before the annual meeting by any New Pubco stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Proposed Bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Pubco.

For business (other than nominations) to be properly brought before an annual meeting by a DTRT Stockholder, such DTRT Stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action.

A DTRT Stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of DTRT not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after

The New Pubco stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Pubco and (ii) the business must be a proper matter for stockholder action. To be timely, a New Pubco stockholder’s notice must be received at the principal executive offices of New Pubco not less than the 90th or more than the 120th day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the annual meeting is more than 30 days before or 60 days after such anniversary date, notice must be received not later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made. The public announcement of an

such anniversary date (or if there has been no prior annual meeting), notice by the DTRT stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by DTRT.	adjournment of an annual meeting will not commence a new time period for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Proposed Bylaws.
Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the DTRT Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in DTRT’s notice of such special meeting, may be made (i) by or at the direction of the DTRT Board or (ii) by any stockholder of DTRT (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in the Current Bylaws.

To be timely, a DTRT Stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of DTRT (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the DTRT Stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by DTRT; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by DTRT.

Nominations of persons for election to the New Pubco Board may be made by any stockholder of New Pubco who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.

To be timely, a DTRT Stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of DTRT (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the DTRT Stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by DTRT; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by DTRT.	To give timely notice, a stockholder’s notice must be given to the Secretary of New Pubco at New Pubco’s principal executive officers either (i) in the case of an election of directors at an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting or (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of such special meeting is first made.

Limitation of Liability of Directors and Officers
At the time of adoption of the Current Charter, the DGCL permitted limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit. However, at the time of adoption of the Current Charter, the DGCL did not permit limiting or eliminating the monetary liability of an officer to a corporation or its stockholders.	The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit. In addition, since the time that the Current Charter was adopted, the DGCL was amended to permit limiting or eliminating the monetary liability of an officer to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, improper personal benefit or an action by or in the right of the corporation.

A director of DTRT shall not be personally liable to DTRT or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to DTRT or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.	The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL.

Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Current Charter provides that DTRT will indemnify each director and officer to the fullest extent permitted by applicable law.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Proposed Charter provides that New Pubco will indemnify each director and officer to the fullest extent permitted by applicable law.

Dividends
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the DTRT preferred stock and the provisions of Current Charter, the holders of shares of DTRT Shares shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of DTRT) when, as and if declared thereon by the DTRT Board from time to time out of any assets or funds of DTRT legally available therefor and shall share equally on a per share basis in such dividends and distributions.	The Proposed Charter provides that subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock or the holders of the shares of common stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of New Pubco) when, as and if declared thereon by the New Pubco Board from time to time out of any assets or funds of New Pubco legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the DTRT preferred stock and the provisions of the Current Charter, in the event of any voluntary or involuntary liquidation, dissolution or winding up of DTRT, after payment or provision for payment of the debts and other liabilities of DTRT, the holders of DTRT Shares shall be entitled to receive all the remaining assets of DTRT available for distribution to its stockholders, ratably in proportion to the number of shares of DTRT Shares held by them.	Subject to applicable law and the rights, if any, of the holders of any series of preferred stock, the Proposed Charter provides that following the payment or provision for payment of the debts and other liabilities of New Pubco in the event of a voluntary or involuntary liquidation, dissolution, or winding up of New Pubco, the holders of New Pubco common stock will be entitled to receive all the remaining assets of New Pubco available for distribution to its stockholders, ratably in proportion to the number of shares of New Pubco shares held by them.

Anti-Takeover Provisions and Other Stockholder Protections
The anti-takeover provisions and other stockholder protections in the Current Charter include a staggered board and blank check preferred stock. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of DTRT voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.	The anti-takeover provisions and other stockholder protections in the Proposed Charter include a staggered board and blank check preferred stock. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of DTRT voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Preemptive Rights
There are no preemptive rights relating to the DTRT Shares.	There are no preemptive rights relating to the shares of New Pubco common stock.

Fiduciary Duties of Directors
Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The DTRT Board may exercise all such authority and powers of DTRT and do all such lawful acts and things as are not by statute or the Current Charter or Current Bylaws directed or required to be exercised or done solely by the stockholders.	The New Pubco Board may exercise all such authority and powers of New Pubco and do all such lawful acts and things as are not by statute or the Proposed Charter or Proposed Bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records
Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The Proposed Bylaws permit New Pubco’s books and records to be kept within or outside the state of Delaware.	Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The Proposed Bylaws permit New Pubco’s books and records to be kept within or outside the state of Delaware.

Choice of Forum
Unless the Board, acting on behalf of DTRT, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the	The Proposed Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New Pubco, (ii) any

State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any DTRT Stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of DTRT, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of DTRT to DTRT or the DTRT’s stockholders, (iii) any action asserting a claim against DTRT, its directors, officers or employees arising pursuant to any provision of DGCL or the Current Charter or the Current Bylaws as then in effect, (iv) any action asserting a claim against DTRT, its directors, officers or employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL.	action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Pubco to New Pubco or New Pubco’s stockholders, (iii) any action asserting a claim against New Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or Proposed Charter or Proposed Bylaws, or (iv) any action asserting a claim against New Pubco, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of DTRT common stock as of December 5, 2022 and (ii) the expected beneficial ownership of shares of New Pubco common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:

•	each person known by DTRT to be the beneficial owner of more than 5% of each class of DTRT common stock;

•	each person who is expected to be the beneficial owner of more than 5% of shares of New Pubco common stock immediately following the Business Combination;

•	each of DTRT’s current executive officers and directors;

•	each person who will become an executive officer or a director of New Pubco upon consummation of the Business Combination;

•	all of DTRT’s current executive officers and directors as a group; and

•	all of New Pubco’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of DTRT common stock pre-Business Combination is based on 28,750,000 shares of DTRT common stock issued and outstanding as of December 5, 2022, which includes an aggregate of 5,750,000 shares of DTRT Class B common stock outstanding as of such date.

The expected beneficial ownership of shares of New Pubco common stock immediately following the consummation of the Business Combination assumes two scenarios:

•	a “no redemption” scenario where no shares of DTRT Class A common stock are redeemed in connection with the Business Combination; and

•	a “maximum redemption” scenario where 23,000,000 shares of DTRT Class A common stock are redeemed in connection with the Business Combination.

Based on the foregoing assumptions, we estimate that there would be              shares of New Pubco common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and              shares of New Pubco common stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect beneficial ownership of any shares of New Pubco common stock issuable upon exercise of New Pubco Public Warrants, New Pubco Sponsor Warrants or working capital warrants, if any, as such securities are not exercisable or convertible within 60 days of             , 2022.

Unless otherwise indicated, DTRT believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination (2)					Post-Business Combination
	Class A Common Stock		Class B Common Stock		% of Common Stock	Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Shares	%	Number of Shares	%		Number of Shares of New Pubco Common Stock	% of New Pubco Common Stock	Number of Shares of New Pubco Common Stock	% of New Pubco Common Stock
5% Holders
DTRT Health Sponsor LLC(3)	—	—	5,750,000	100.0%	20.0%	5,750,000	7.3%	5,750,000	10.3%
MMCAP International Inc. SPC(4)	1,000,000	4.3%	—	—	3.5%	1,000,000	1.2%	1,000,000	1.7%
Cantor Fitzgerald Securities(5)	1,500,000	6.5%	—	—	5.2%	1,500,000	1.9%	1,500,000	2.6%
Kenneth Griffin(6)	1,600,000	7.0%	—	—	5.6%	1,600,000	2.0%	1,600,000	2.7%
Saba Capital Management, L.P.(7)	1,716,755	7.5%	—	—	5.9%	1,716,755	2.1%	1,716,755	2.9%
Directors and Executive Officers Pre-Business Combination
Mark Heaney(3)	—	—	5,750,000	100.0%	20.0%	5,750,000	7.3%	5,750,000	10.3%
Arion Robbins	—	—	—	—	—	—	—	—	—
Don Klink	—	—	—	—	—	—	—	—	—
Jeannee Parker Martin	—	—	—	—	—	—	—	—	—
Dipa Mehta	—	—	—	—	—	—	—	—	—
Mary Ann Christopher	—	—	—	—	—	—	—	—	—
All DTRT directors and executive officers as a group (six individuals)	—	—	5,750,000	100.0%	20.0%	5,750,000	7.3%	5,750,000	10.3%
Directors and Executive Officers Post-Business Combination
Ben Bledsoe	—	—	—	—	—	—	—	—	—
Jeff Harriott	—	—	—	—	—	—	—	—	—
Beth Peterson	—	—	—	—	—	—	—	—	—
Daryl Holzer	—	—	—	—	—	—	—	—	—
Jim McInnis	—	—	—	—	—	—	—	—	—
Jack Nichols	—	—	—	—	—	—	—	—	—
Mickey Ogg	—	—	—	—	—	—	—	—	—
William Woody	—	—	—	—	—	25,194,197	32.1%	25,194,197	45.3%
Bruce Kramer	—	—	—	—	—	9,880,077	12.6%	9,880,077	17.8%
Greer Woody	—	—	—	—	—	14,326,112	18.2%	14,326,112	25.8%
Rebecca Kellenberg	—	—	—	—	—	—	—	—	—
Mark Heaney(3)	—	—	5,750,000	100.0%	20.0%	5,750,000	7.3%	5,750,000	10.3%
Dipa Mehta	—	—	—	—	—	—	—	—	—
All New Pubco directors and executive officers as a group (thirteen individuals)	—		5,750,000	100%	20%	57,309,261	70.1%	57,309,261	99.3%

*	Less than 1%.
(1)

Unless otherwise noted, the business address of each of those listed in the table above prior to the Business Combination is DTRT Health Acquisition Corp., 1415 West 22nd Street, Tower Floor, Oak Brook IL, 60523 and after the Business Combination is Consumer Direct Care Network, Inc., 100 Consumer Direct Way, Missoula, MT 59808.

(2)

Prior to the Closing, holders of record of shares of DTRT Class A common stock and DTRT Class B common stock are entitled to one vote for each share held on all matters to be voted on by DTRT Stockholders and vote together as a single class, except as required by law; provided, that holders of DTRT Class B common stock have the right to elect all of DTRT’s directors prior to the Closing, and holders of DTRT Class A common stock are not entitled to vote on the election of directors during such time.

(3)

DTRT Health Sponsor LLC is the record holder of such shares. Mr. Heaney is the sole manager of DTRT Health Sponsor Manager LLC and has voting and investment discretion with respect to the common stock held of record by DTRT Health Sponsor LLC. After the consummation of the Business Combination, the Sponsor and its affiliates are also expected to own warrants to purchase an additional 11,200,000 shares of New Pubco common stock. These Sponsor Warrants will not be exercisable until 30 days following the consummation of the Business Combination. Assuming the exercise of all of the Sponsor’s Sponsor Warrants (and none of the Public Warrants), the Sponsor and its affiliates would be deemed to own 16,950,000 shares of New Pubco common stock, which constitutes approximately 18% of the shares of New Pubco common stock outstanding assuming no redemptions, or approximately 25% of the shares of New Pubco common stock outstanding assuming maximum redemptions, in each case on a fully diluted basis. The address for DTRT Health Sponsor LLC and each of the individuals listed above is 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523. Mr. Heaney disclaims beneficial ownership of the shares held by DTRT Health Sponsor LLC except to the extent of his pecuniary interest therein.

(4)

Based on a Schedule 13G/A filed with the SEC on February 7, 2022, filed by MMCAP International Inc. SPC and MM Asset Management Inc. The address of MMCAP International Inc. SPC is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands and the business address of MM Asset Management Inc. is 161 Bay Street TD Canada Trust Tower Ste 2240, Toronto, ON M5J 2S1 Canada.

(5)	Based on Schedule 13G filed with the SEC on September 15, 2021, filed by Cantor Fitzgerald Securities. The address for the foregoing entity is 110 East 59th Street, New York, NY 10022.
(6)

Based on a Schedule 13G filed with the SEC on February 14, 2022, filed by Kenneth Griffin, Citadel Advisors LLC, Citadel Advisors Holdings LP, Citadel GP LLC, Citadel Securities LLC, Citadel Securities Group LP and Citadel Securities GP LLC. The address for the foregoing individual and entities is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(7)

Based on a Schedule 13G/A filed with the SEC on February 14, 2022, filed by Saba Capital Management, L.P., Boaz R. Weinstein and Saba Capital Management GP, LLC. The address for the foregoing individual and entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

NEW PUBCO MANAGEMENT AFTER THE BUSINESS COMBINATION

In this section, “we”, “our”, the “Company” or “New Pubco” generally refers to New Pubco from and after the Business Combination.

The following is a list of the persons who are anticipated to be New Pubco’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.

Name	Age	Position
Ben Bledsoe	45	President and Chief Executive Officer and Member of the Board of Directors
Jeff Harriott	68	Vice President and Chief Technology Officer
Beth Peterson	53	Vice President and Chief Operating Officer
Daryl Holzer	57	Chief Financial Officer
Jim McInnis	49	Chief Administrative Officer
Jack Nichols	61	Chief Information Officer
Mickey Ogg	45	Chief Development Officer
William Woody	63	Member of the Board of Directors
Anthony Crawford	60	Member of the Board of Directors
Greer Woody	60	Member of the Board of Directors
Rebecca Kellenberg	48	Member of the Board of Directors
Mark Heaney	66	Member of the Board of Directors
Dipa Mehta	39	Member of the Board of Directors

Executive Officers:

Ben Bledsoe – Ben Bledsoe has served as President and Chief Executive Officer of CDH since 2012, and will serve as President and Chief Executive Officer of New Pubco. Previously, Mr. Bledsoe served as the Vice President of CDH from 2009 to 2012, the Program Manager of Consumer Direct Personal Care from 2006 to 2009, an HR Associate of Nightingale Nursing and Caregiving from 2004 to 2006, as a personal caregiver at Consumer Direct Care Network, LLC in 2004, and served for two years in the Peace Corps in Tonga. Having developed his expertise in home and community-based services through education, experience, and hard work, Mr. Bledsoe has a comprehensive understanding of service provision in the healthcare industry. Mr. Bledsoe holds a Master of Science in Health Administration from Kennedy Western University and a Bachelor of Arts degree in Sociology from the University of Virginia.

Jeff Harriott – Jeff Harriott has served as Vice President and Chief Technology Officer of CDH since 2019, and will serve as Vice President and Chief Technology Officer of New Pubco. Mr. Harriott brings more than 30 years of IT consulting, delivery service and management experience to his position, and Mr. Harriott previously served as the Chief Information Officer of CDH from 2012 to 2019, a Senior Manager of Microsoft Consulting Services from 2001 to 2012, and a Principal at IBM Corporation from 1999 to 2001, in addition to a number of earlier IT consulting roles. Mr. Harriott received his Master of Business Administration from Arizona State University and a Bachelor of Science in Business Administration from the University of Montana. He also holds professional certifications as a Microsoft Certified Systems Engineer (MCSE) and Microsoft Certified Technology Specialist (MCTS) – Dynamics.

Beth Peterson – Beth Peterson has served as Vice President and Chief Operating Officer of CDH since 2013, and will serve as Vice President and Chief Operating Officer of New Pubco. Ms. Peterson manages the operational implementation of new state programs, supervises operations in the states where CDH conducts business, and oversees CDH’s quality improvement, claims and records management departments. Previously, Ms. Peterson served as Regional Director of CDH from 2012 to 2013, Program Manager of CDH from 2010 to 2012, Director of Services-Fiscal Management Agency at Partners in Community Supports from 2005 to 2010, and as Support

Services Supervisor-Developmental Disabilities at Dakota Communities Inc. from 1991 to 2005. Beth received a Bachelor of Science in Psychology from the College of St. Benedict and a Post-Baccalaureate degree in Education from St. Catherine University.

Daryl Holzer – Daryl Holzer has served as Chief Financial Officer of CDH since 2016, and will serve as Chief Financial Officer of New Pubco. Previously, Mr. Holzer served as the Chief Analytics Officer of CDH from 2013 to 2016, the Systems Director of CDH from 2003 to 2013 and Controller of St. Patrick Hospital from 1996 to 2001, as well as a number of earlier positions in finance and accounting. Mr. Holzer concurrently earned a Bachelor of Science in Business Administration and Bachelor of Science in Computer Science, Business Systems from the University of Montana. Mr. Holzer is also a Certified Public Accountant and a Certified Management Accountant.

Jim McInnis – Jim McInnis has served as Chief Administrative Officer of CDH since October 2021, and will serve as Chief Administrative Officer of New Pubco. Mr. McInnis brings more than 20 years of hands-on experience building and scaling healthcare organizations with a community focus. He previously served as the Vice President of MedAcuity Software, LLC from 2020 to 2022; Chief Operating Officer of 4Winds Equity Advisors in 2019; and at Public Partnerships, LLC, a wholly owned subsidiary of Public Consulting Group, Inc., as the Chief Administrative Officer 2017 to 2019, the Chief Financial Officer from 2007 to 2017, Director of Financial Services and Delivery from 2005 to 2007, and Manager of Finance and Program Delivery from 2000 to 2005. Mr. McInnis has a Bachelor of Arts in Political Science and Law & Legal Studies from Northeastern University and a Master of Business Administration from Clark University.

Jack Nichols – Jack Nichols has served as Chief Information Officer of CDH since 2019, and will serve as Chief Information Officer of New Pubco. Mr. Nichols is an accomplished IT leader with years of experience managing teams in a broad spectrum of projects. Mr. Nichols previously served as IT Director of CDH from 2018 to 2019, Project Manager of Corporate Technology Group from 2012 to 2017, Principal and Owner of Vera-Tech LLC from 2007 to 2012, and Chief Information Officer of ALPS Inc. from 1999 to 2007. Mr. Nichols has a Bachelor of Science in Finance with a minor in Computer Science from Oregon State University.

Mickey Ogg – Mickey Ogg has served as Chief Development Officer of CDH since 2018, and will serve as Chief Development Officer of New Pubco. Previously, Mr. Ogg served at CDH as Chief Commercial Officer from 2014 to 2018, Compliance Officer from 2011 to 2014, Quality Improvement Manager from 2009 to 2011, and Special Projects Coordinator from 2007 to 2009. Mr. Ogg holds a Bachelor of Art in History from the University of Washington and a Master of Business Administration from the University of Montana.

Board of Directors:

William Woody – William Woody is the Chairman of the Board of Directors of Consumer Direct Care Network, LLC (“CDCN LLC”), a position he has held since 2012, and a majority owner of CDCN LLC. From 1996 to 2012, Mr. Woody served as the President of CDH. Mr. Woody is also the founder of Missoula Medical Aid, a 501(c)(3) that provides direct medical assistance, medication, and sustainable living assistance to Hondurans to promote better family health. In 2004, Mr. Woody was named the “Small Business Person” of the Year in Montana by the United States Small Business Administration. Prior to purchasing CDCN LLC, Mr. Woody served as a Controller of Timberhouse, a timber-frame construction company, and the Controller of One-Call Locators, an underground utilities location company. Mr. Woody is the brother of Greer Woody, who will serve as a Member of the Board of New Pubco following the consummation of the Business Combination. Mr. Woody holds a Bachelor of Science and Master of Business Administration from the University of Montana. Mr. Woody was chosen to serve on the Board of New Pubco because of his experience as a founder of CDH and his knowledge of the operations of its business.

Anthony Crawford – Anthony Crawford, PhD, is the Associate Dean of the College of Business at the University of Montana. Dr. Crawford joined the faculty of the University of Montana College of Business as an Assistant

Professor of Finance in 1994 and currently holds the rank of Professor of Finance. From 2019 to 2022 he served as the Chair of the Accounting and Finance department, until his appointment as Associate Dean in 2022. Beginning in 2005, Dr. Crawford assisted in the formation of Bank of Montana, which opened as a Montana state-chartered bank in November 2007. Since 2007, Dr. Crawford has served as a director of the Bank of Montana and the Bancorp of Montana. In his Board roles, he has served as the Chair of the Audit Committee and served on the Asset Liability Management and Compensation Committees. Prior to his academic career, Dr. Crawford worked for Schult Homes Corporation, a publicly traded mobile and modular home builder headquartered in Middlebury, Indiana. Dr. Crawford serves as Chair of the Missoula Community Foundation, and has previously served and chaired several local non-profit boards, including the Missoula Housing Corporation and Make-A-Wish Montana. Dr. Crawford holds a Bachelor of Science in Industrial Management with a focus in Honors Economics from Purdue University, and a PhD in Business Administration with a focus in Finance from Penn State. Dr. Crawford was chosen to serve on the Board of New Pubco because of his financial expertise.

Greer Woody – Greer Woody is the Corporate Secretary of the Board of Directors of CDCN LLC, a position he has held since October 2012, and an owner of CDCN LLC. From 2003 to 2012, Mr. Woody served as Executive Director of CDH and developed top-level strategy, direction and leadership for the achievement of the organizations’ missions, strategies and goals, while improving the programs, products and services for the communities in which they operated. Prior to 2003, Mr. Woody spent 18 years living in Europe, including 18 months in the military and 15 years as a U.S. government contractor specializing in network administration, logistics, project management and host-nation sub-contracting. Mr. Woody is the brother of William Woody, who will serve as the Chairman of the Board of New Pubco following the consummation of the Business Combination. Mr. Woody has a Bachelor of Science in Business Management from the University of Maryland. Mr. Woody was chosen to serve on the Board of New Pubco because of his experience as a founder of CDH and his knowledge of the operations of its business.

Rebecca Kellenberg – Rebecca Kellenberg is a member of the Board of Directors of CDCN LLC, a position she has held since August 2016. As a health policy consultant and former state official in both the Colorado and Georgia Medicaid and CHIP programs, Ms. Kellenberg brings more than 20 years of experience in health policy research and program operations to the company. Prior to joining the Board of Directors of CDCN LLC, Ms. Kellenberg served as the Director of Member Services and Policy at the Georgia Department of Community Health from 2004 to 2007. Ms. Kellenberg had overall responsibility for the PeachCare for Kids program, Georgia’s CHIP program, and was responsible for Medicaid eligibility policy and operations. In this capacity, Ms. Kellenberg developed and implemented numerous program and policy changes and administered all outreach and enrollment functions for Medicaid and CHIP. Currently, Ms. Kellenberg is a Principal with Health Management Associates and has been in this position since 2015. In this capacity, Ms. Kellenberg specializes in developing, implementing and evaluating Medicaid funded programs with a particular emphasis on eligibility operations and delivery system reforms, such as accountable care organizations, patient-centered medical homes, managed care and quality assurance. Ms. Kellenberg has extensive experience in evaluating the impact of health coverage policies on health outcomes and reductions in the rate of the uninsured. Ms. Kellenberg has a Master of Public Policy from the University of Chicago and a Bachelor of Science from Michigan State University. Ms. Kellenberg was chosen to serve on the Board of New Pubco because of her long-standing health policy experience and service on the CDH Board.

Mark Heaney – See biographical information included under “DTRT—Directors and Executive Officers” above.

Dipa Mehta – See biographical information included under “DTRT—Directors and Executive Officers” above.

Classified Board of Directors

In connection with the Business Combination, the New Pubco Board will be reconstituted and initially be comprised of [●] members. We believe it is in the best interests of New Pubco for the New Pubco Board to be classified into three classes, each comprising as nearly as possible one-third of the directors to serve three-year terms. Each Class I director, consisting of [●] , [●] and [●], will have a term that expires at New Pubco’s annual meeting of stockholders in 2023, each Class II director, consisting of [●], [●] and [●], will have a term that expires at New Pubco’s annual meeting of stockholders in 2024 and each Class III director, consisting of [●], [●] and [●], will have a term that expires at New Pubco’s annual meeting of stockholders in 2025, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Director Independence

Based on information provided by each director concerning her or his background, employment and affiliations, we have determined that none of [Anthony Crawford, Rebecca Kellenberg, Mark Heaney and Dipa Mehta] has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

The standing committees of New Pubco Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees report to the New Pubco Board as they deem appropriate and as the New Pubco Board may request. The composition, duties and responsibilities of these committees are set forth below. The New Pubco Board may also convene additional committees as necessary and in accordance with the organizational documents of New Pubco.

Audit Committee

The audit committee of the New Pubco Board will be responsible for, among other matters:

•	engaging or terminating the Company’s independent registered public accounting firm;

•

assisting the New Pubco Board in the oversight of (i) the accounting and financial reporting processes of New Pubco and the audits of the financial statements of New Pubco, (ii) the preparation and integrity of the financial statements of New Pubco, (iii) the compliance by New Pubco with financial statement and regulatory requirements, (iv) the performance of New Pubco’s internal finance and accounting personnel and its independent registered public accounting firms, and (v) the qualifications and independence of New Pubco’s independent registered public accounting firms;

•

reviewing with the independent registered public accounting firm the overall scope and plans for audits, including authority and organizational reporting lines and adequacy of staffing and compensation;

•

reviewing and discussing with management and internal auditors New Pubco’s system of internal control and discussing with the independent registered public accounting firm any significant matters regarding internal controls over financial reporting that have come to its attention during the conduct of its audit;

•

reviewing and discussing with management, internal auditors and the independent registered public accounting firm New Pubco’s financial and critical accounting practices, and policies relating to risk assessment and management;

•

receiving and reviewing reports of the independent registered public accounting firm discussing (i) all critical accounting policies and practices to be used in the firm’s audit of New Pubco’s financial statements, (ii) all alternative treatments of financial information within U.S. GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm, and (iii) other material written communications between the independent registered public accounting firm and management, such as any management letter;

•

reviewing and discussing with management and the independent registered public accounting firm the annual and quarterly financial statements and section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of New Pubco prior to the filing of New Pubco’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

•

discussing with management and the independent registered public accounting firm any changes in New Pubco’s critical accounting principles and the effects of alternative U.S. GAAP methods, off-balance sheet structures and regulatory and accounting initiatives;

•	reviewing material pending legal proceedings involving New Pubco and other contingent liabilities;

•	meeting periodically with the independent registered public accounting firm in separate executive sessions;

•	reviewing and approving related party transactions requiring disclosure under Item 404 of Regulation S-K;

•

establishing procedures for the receipt, retention and treatment of complaints received by New Pubco regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters;

•

reviewing periodically with New Pubco’s management, the independent registered public accounting firm and outside legal counsel (i) legal and regulatory matters which may have a material effect on the financial statements, and (ii) corporate compliance policies or codes of conduct, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding New Pubco’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities; and

•	annually evaluating the committee’s performance and the committee’s charter and recommending to the New Pubco Board any proposed changes to the charter or the committee.

We anticipate the audit committee of New Pubco’s Board will be appointed promptly following the Business Combination and that each member appointed will qualify as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. Each member of the audit committee will be financially literate and certain members will be “audit committee financial experts” as defined in applicable SEC rules. The written charter for the audit committee is available on New Pubco’s corporate website.

Cyber and information security are key considerations for our risk management framework. To reflect this, the New Pubco Audit Committee charter highlights the committee’s role in overseeing and reviewing risk for the entity, including cyber and information risks. [New Pubco has also adopted a cyber and information security policy.] CDH maintains, and New Pubco will maintain, a cyber security training program that all employees and contractors are required to complete annually.

Compensation Committee

The compensation committee of the New Pubco Board will be responsible for, among other matters:

•	reviewing the performance of the Chief Executive Officer and executive management;

•	assisting the New Pubco Board in developing and evaluating potential candidates for executive positions (including Chief Executive Officer);

•

reviewing and approving goals and objectives relevant to the Chief Executive Officer and other executive officer compensation, evaluating the Chief Executive Officer’s and other executive officers’ performance in light of these corporate goals and objectives, and setting Chief Executive Officer and other executive officer compensation levels consistent with its evaluation and New Pubco’s philosophy;

•	approving the salaries, bonus and other compensation for all executive officers;

•	reviewing and approving compensation packages for new corporate officers and termination packages for corporate officers as requested by management;

•	reviewing and discussing with the New Pubco Board and senior officers plans for officer development and corporate succession plans for the Chief Executive Officer and other senior officers;

•	reviewing and making recommendations concerning executive compensation policies and plans;

•	reviewing and recommending to the New Pubco Board the adoption of or changes to the compensation of New Pubco’s directors;

•	reviewing and approving the awards made under any executive officer bonus plan, and providing an appropriate report to the New Pubco Board;

•

reviewing and making recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans, and, except as otherwise delegated by the New Pubco Board, acting as the “Plan Administrator” for equity-based plans;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for New Pubco’s executive officers and employees;

•	reviewing periodic reports from management on matters relating to New Pubco’s personnel appointments and practices;

•	assisting management in complying with New Pubco’s proxy statement and annual report disclosure requirements relating to compensation;

•	issuing an annual Report of the Compensation Committee on Executive Compensation for New Pubco’s annual proxy statement in compliance with applicable SEC rules and regulations, if required;

•	annually evaluating the committee’s performance and the committee’s charter and recommending to the New Pubco Board any proposed changes to the charter or the committee; and

•

undertaking all further actions and discharging all further responsibilities imposed upon the committee from time to time by the Board, the federal securities laws or the rules and regulations of the SEC.

We anticipate the compensation committee of New Pubco’s Board will be appointed promptly following the Business Combination and that each member appointed will qualify as an independent director according to the rules and regulations of Nasdaq with respect to compensation committee membership. The written charter for the compensation committee is available on New Pubco’s corporate website.

Nominating and Governance Committee

The nominating and governance committee of the New Pubco Board will be responsible for, among other matters:

•	developing and recommending to the New Pubco Board the criteria for appointment as a director;

•	identifying, considering, recruiting and recommending candidates to fill new positions on New Pubco’s Board;

•	reviewing candidates recommended by New Pubco stockholders;

•	conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

•	recommending director nominees for approval by the New Pubco Board and election by the stockholders of New Pubco at the next annual meeting.

The nominating and governance committee will establish specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of New Pubco will consider educational background, diversity of professional experience, knowledge of the business, integrity, professional reputation, independence, and the ability to represent the best interests of New Pubco stockholders.

We anticipate the nominating and governance committee of New Pubco’s Board will be appointed promptly following the Business Combination and that each member appointed will qualify as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominating and governance committee membership. The written charter for the nominating and governance committee is available on New Pubco’s corporate website.

Compensation Committee Interlocks and Insider Participation

None of New Pubco’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than CDH, that has one or more executive officers serving as a member of the New Pubco Board.

Code of Ethics

The New Pubco Board has adopted a Code of Ethics applicable to New Pubco’s management team and employees in accordance with applicable federal securities laws. A copy of the Code of Ethics, and any future amendments will be available on New Pubco’s corporate website.

Communications with the Board of Directors

Following the completion of the Business Combination, interested parties wishing to communicate with the New Pubco Board or with an individual member or members of the New Pubco Board may do so by writing to the New Pubco Board or to the particular member or members of the New Pubco Board, and mailing the correspondence to [●] c/o [Corporate Secretary]. Each communication should set forth (i) the name and address of the stockholder as it appears in our register, and if the shares of New Pubco common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of New Pubco common stock that are owned of record by the record holder and beneficially by the beneficial owner.

CDH’S EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program offered to the executive officers of CDH who would have been “named executive officers” for 2021 and 2020 and who will serve as the executive officers of New Pubco following the consummation of the Business Combination. Such executive officers consist of the following persons, referred to herein as the named executive officers (the “NEOs”):

•	Ben Bledsoe, President and Chief Executive Officer;

•	Daryl Holzer, Chief Financial Officer; and

•	Jeff Harriott, Vice President and Chief Technology Officer.

Each of the NEOs will serve New Pubco in the same capacities after the closing of the Business Combination.

This discussion may contain forward-looking statements that are based on current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Pubco adopts in connection with or following the closing of the Business Combination could vary significantly from historical practices and currently planned programs summarized in this discussion.

2021 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to CDH’s NEOs for services rendered to CDH in all capacities in the fiscal years ended December 31, 2021 and 2020, or Fiscal Years 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ben Bledsoe
President and Chief Executive Officer	2021
	2020
Daryl Holzer
Chief Financial Officer	2021
	2020
Jeff Harriott
Vice President and Chief Technology Officer	2021
	2020

(1)	Represents discretionary bonuses earned by NEOs based on CDH’s achievement of certain corporate performance goals for Fiscal Years 2021 and 2020, as applicable.
(2)	Represents health care rebates.

Narrative Disclosure to the Summary Compensation Table

Base Salaries

Each of the NEOs is paid a base salary commensurate with his skill set, experience, performance, role and responsibilities. For Fiscal Year 2021, the annual salaries for Messrs. Bledsoe, Holzer and Harriott were $                , $                 and $                , respectively.

Bonuses

During Fiscal Year 2021, the NEOs were eligible to earn discretionary annual bonuses based on CDH’s achievement of certain corporate performance goals during such year. For Fiscal Year 2021, the annual bonuses for Messrs. Bledsoe, Holzer and Harriott were $                , $                 and $                , respectively.

Equity Incentive Compensation

During Fiscal Year 2021, CDH did not grant any option awards or other equity compensation to the NEOs.

Health and Welfare Benefits

The executive officers, including the NEOs, are eligible to receive the same employee benefits that are generally available to all full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include medical, dental and vision insurance and life and disability insurance plans. In structuring these benefit plans, CDH seeks to provide an aggregate level of benefits that are comparable to those provided by similar companies.

In addition, CDH maintains a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The 401(k) plan allows CDH to make a discretionary matching contribution, but no matching contributions were made in either Fiscal Year 2021 or 2020. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and Personal Benefits

CDH does not view perquisites or other personal benefits as a significant component of the executive compensation program. Accordingly, CDH does not provide significant perquisites or other personal benefits to executive officers, including the NEOs, except as generally made available to all employees.

Employment Arrangements with NEOs

Montana Health Solutions, Inc. (d/b/a Consumer Direct Management Solutions), a wholly owned subsidiary of CDH, entered into an Amended and Restated Employment Agreement (the “Amended and Restated Employment Agreement”) with each of the NEOs. Each of the NEOs, pursuant to his Amended and Restated Employment Agreement, receives certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of the company.

The material terms of each of the NEO’s Amended and Restated Employment Agreement are as follows:

•

Position and Duties. Each Executive will serve in his/her respective position as specified in the Amended and Restated Employment Agreement and will have the duties, responsibilities and authority that are normally associated with such office and as reasonably requested by Montana Health Solutions, Inc. from time to time.

•

Term. Each Executive will serve on an at-will basis for an initial two-year term, with one-year automatic term renewals thereafter, unless either Montana Health Solutions, Inc. or the Executive provides 90 days’ notice of intent not to renew.

•	Compensation. The Executive’s base salary, annual bonus opportunity, equity grants and other compensation are set forth in a compensation letter from Montana Health Solutions, Inc.

•	Termination Rights and Restrictions.

•

Upon any termination of Executive’s employment, Executive will be entitled to receive (i) all earned or accrued but unpaid base salary through the termination date, (ii) amounts for any accrued but unused vacation through the termination date, (iii) reimbursement of qualified expenses incurred by Executive prior to the termination date, and (iv) all amounts or benefits to which Executive is expressly entitled under any applicable compensation plan, employee benefit plan or other arrangement of Montana Health Solutions, Inc. in which Executive was a participant during Executive’s employment with Montana Health Solutions, Inc., in accordance with the terms of such plan or arrangement (collectively (i) – (iv), the “Accrued Benefits”).

•	If the Executive’s employment is terminated by Montana Health Solutions, Inc. without cause or by the Executive for good reason, the Executive will be entitled to:

•

A severance payment equal to six months of Executive’s base salary as in effect immediately prior to the termination date, plus an additional one month of base salary as in effect immediately prior to the termination date for every full year of continuous service with Montana Health Solutions, Inc., up to a maximum of 12 months of total severance; and

•

A pro-rata portion of the annual bonus (if any) for the fiscal year in which the termination occurs to be paid at the same time as such annual bonus (if any) would have been paid absent the Executive’s termination.

•

Montana Health Solutions, Inc.’s obligation to provide any payment or benefit beyond the Accrued Benefits is subject to the Executive’s delivery of a release of all employment-related claims against Montana Health Solutions, Inc., and any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries.

•

If the Executive breaches any of the Executive’s obligations with respect to confidential information, non-competition, non-solicitation, non-disparagement or work product, Montana Health Solutions, Inc.’s obligation to provide severance will cease, and the Executive will be obligated to return any severance payments received.

•

Confidential Information. The Executives acknowledge that information of Montana Health Solutions, Inc., any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries that is confidential or proprietary in nature, in any form or medium, that relates to the business, financial condition, services, products, or research or development of Montana Health Solutions, Inc. or its subsidiaries, or any of their respective suppliers, customers, independent contractors, or other business relations, will be considered confidential information. The Executives agree that they will not (during their employment with Montana Health Solutions, Inc. or at any time thereafter) disclose, furnish or make accessible to any unauthorized person or use for Executives’ own or any third party’s purposes any confidential information without prior written consent from the board.

•

Non-competition. For so long as Executives are employed by Montana Health Solutions, Inc. and for (x) 12 months after a termination of Executives’ employment for cause, due to Executive’s disability or by Executive without good reason; or (y) the same period of the severance period if Executive’s employment is terminated without cause or by Executive with good reason, Executives will not, directly or indirectly, own any interest in, provide any financing to, manage, control, participate in, consult with, render services for, or otherwise engage in or assist any other person with engaging in, any business that engages in Montana Health Solutions Inc.’s business in any geographic area in which Montana Health Solutions Inc. and its subsidiaries conduct business.

•

Non-solicitation. For so long as Executives are employed by Montana Health Solutions, Inc. and for 24 months after a termination of Executives’ employment for any reason, the Executives will not, directly or indirectly (i) solicit or hire any employee or individual retained as an independent contractor of any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries to terminate their employment or contracting relationship with such entity, or become an employee or independent contractor of any other person; or (ii) solicit, transact business with or service any customer, supplier, or other business relation of any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries (including any such person that had any such relationship at any time during the immediately preceding 12 month period), to induce or attempt to induce such person to cease doing business with any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, or in any way adversely interfere with the relationship between any such customer, supplier or business relation and a company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries.

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Non-disparagement. Executives agree not to, and will cause Executives’ affiliates not to, make, publish or communicate to any person any oral or written negative comments or otherwise disparage any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries or their respective officers, directors, members, managers, employees, stockholders, agents, or services, including, without limitation, by engaging in any disparaging communication with any customer or prospective customer of a company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, other than in the good faith performance of Executives’ duties to Montana Health Solutions, Inc. while Executives are employed by Montana Health Solutions, Inc. and thereafter. Montana Health Solutions, Inc., agrees not to authorize, and will direct its executives and directors to not make, publish, or communicate to any person who is not employed by, on the board of, or a legal, financial or accounting advisor to Montana Health Solutions, Inc., or a company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries, any oral or written negative comments or otherwise disparage Executive. The foregoing will not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) with apparent or actual jurisdiction to order such person to disclose or make accessible such information.

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Work Product. Subject to the provisions of applicable law, Executives acknowledge and agree that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, works of authorship, mask works and intellectual property (whether or not including any confidential information), all other proprietary information and all similar or related materials, documents, work product or information (whether or not patentable) which are conceived, developed or made by Executives (whether alone or jointly with others) while employed by Montana Health Solutions, Inc., will be the sole, exclusive and absolute property of Montana Health Solutions, Inc. or any company of which Montana Health Solutions, Inc. is a direct or indirect subsidiary, or any of Montana Health Solutions, Inc.’s subsidiaries.

The payments and benefits provided under the Amended and Restated Employment Agreements in connection with a change in control may not be eligible for federal income tax deduction for the Company pursuant to Section 280G of the Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Code.

The Amended and Restated Employment Agreements may be terminated by Montana Health Solutions, Inc. or the NEO at any time and for any reason, and such termination of an agreement may or may not also constitute termination of the NEO’s employment.

Executive Severance Plan

CDH does not maintain a severance plan for the NEOs. Any severance benefits are provided solely under the terms of their Amended and Restated Employment Agreements.

Outstanding Equity Awards at 2021 Fiscal Year-End

As of December 31, 2021, none of the NEOs had any stock options or other equity awards from CDH outstanding.

Employee benefit and equity compensation plans and arrangements

2022 Omnibus Incentive Plan – see the summary of this plan under “The Omnibus Incentive Plan Proposal” above.

2022 Employee Stock Purchase Plan – see the summary of this plan under “The ESPP Proposal” above.

Director Compensation

CDH’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors. Historically, CDH’s directors have not received any cash compensation.

The CDH Board expects to review director compensation periodically to ensure that director compensation remains competitive such that it is able to recruit and retain qualified directors. Following the consummation of the Business Combination, New Pubco intends to develop and implement a compensation program for the board that is designed to align compensation with New Pubco’s business objectives and the creation of stockholder value, while enabling New Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of New Pubco. It is anticipated that the Compensation Committee of the New Pubco Board will determine the annual compensation to be paid to the members of the New Pubco Board upon completion of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

DTRT Related Party Transactions

Founder Shares

On May 12, 2021, the Sponsor purchased 5,750,000 Founder Shares, for an aggregate price of $25,000. The Initial Stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters fully exercised the over-allotment on September 7, 2021; thus, these 750,000 Founder Shares were no longer subject to forfeiture.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial business combination and (ii) the date following the completion of the initial business combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders’ having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of DTRT Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, the Founder Shares will be released from the lockup.

Sponsor Warrants

Simultaneously with the closing of the Initial Public Offering, DTRT consummated the DTRT Private Placement of 11,200,000 Sponsor Warrants at a price of $1.00 per Sponsor Warrant to the Sponsor, generating proceeds of approximately $11.2 million.

Each whole Sponsor Warrant is exercisable for one whole share of DTRT Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Sponsor Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Sponsor Warrants will expire worthless. The Sponsor Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and DTRT’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Sponsor Warrants until 30 days after the completion of the initial business combination.

Related Party Loans

On May 11, 2021, the Sponsor agreed to loan DTRT an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. DTRT borrowed $300,000 under the Note and fully repaid this amount on September 7, 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of DTRT’s officers and directors may, but are not obligated to, loan DTRT funds as may be required (“Working Capital Loans”). If DTRT completes a Business Combination, DTRT will repay the Working Capital Loans out of the proceeds of the Trust Account released to DTRT. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, DTRT may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Sponsor Warrants. As of December 5, 2022, DTRT had $90,000 in borrowings under the Working Capital Loans.

Administrative Services Agreement

On September 1, 2021, DTRT entered into an agreement with the Sponsor, pursuant to which DTRT agreed to pay the Sponsor a total of $1,666.66 per month for office space, secretarial and administrative services provided to members of DTRT’s management team through the earlier of consummation of the initial business combination and the DTRT’s liquidation. DTRT incurred $[        ] in the period from April 19, 2021 (inception) through [            ], 2022 for such fees.

DTRT’s officers or directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. DTRT’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or DTRT’s or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, DTRT does not expect to have any additional controls in place governing the reimbursement payments to DTRT’s directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

DTRT Related Party Transactions Policy

DTRT has adopted a formal policy for the review, approval or ratification of related party transactions.

DTRT has adopted a Code of Ethics requiring DTRT to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the DTRT Board (or the appropriate committee of our board) or as disclosed in our public filings with the SEC.

In addition, DTRT’s audit committee is responsible for reviewing and approving related party transactions to the extent that DTRT enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. DTRT’s audit committee will review on a quarterly basis all payments that were made by DTRT to the Sponsor, DTRT’s officers or directors, or DTRT’s or their affiliates, or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

DTRT is not prohibited from pursuing an initial business combination with a business combination target that is affiliated with the Sponsor, executive officers or directors or completing the initial business combination through a joint venture or other form of shared ownership with the Sponsor, DTRT’s executive officers or directors. In the event DTRT seeks to complete our initial business combination with a business combination target that is affiliated with the Sponsor, executive officers or directors, DTRT, or a committee of independent directors, would obtain an opinion from an independent investment banking which is a member of FINRA or a valuation or appraisal firm, that such initial business combination is fair to DTRT from a financial point of view. DTRT not required to obtain such an opinion in any other context. There will be no finder’s fees, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation paid by DTRT to the Sponsor, DTRT’s officers or directors or our or any of their respective affiliates, for services rendered to DTRT prior to or in connection with the completion of DTRT’s initial business combination (regardless of the type of transaction that it is). However, the following payments may be made to the Sponsor, DTRT’s officers or directors, or our or their affiliates, and, if made prior to our initial business combination will be made from (i) funds held outside the Trust Account or (ii) permitted withdrawals:

•	repayment of an aggregate of up to $300,000 in loans made to DTRT by the Sponsor to cover offering-related and organizational expenses;

•	payment to the Sponsor of a total of up to $1,666.66 per month, for up to 15 months, for administrative and support services;

•	reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•

repayment of loans which may be made by the Sponsor, an affiliate of the Sponsor or our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender.

These payments may be made using funds that are not held in the Trust Account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the Trust Account released to us in connection therewith.

CDH Related Party Transactions

Except where noted or the context otherwise requires, as used in this subsection, the terms “we,” “us,” “our,” “our company” and “our business” refer to CDH and its subsidiaries prior to the consummation of the Business Combination, and New Pubco and its consolidated subsidiaries following the consummation of the Business Combination.

Bruce Kramer (“B. Kramer”), Greer Woody (“G. Woody”) and William Woody (“W. Woody” and collectively with B. Kramer and G. Woody, the “founders”) are the co-founders and own 100% of the outstanding ownership interests in Consumer Direct Holdings, Inc.

Bank of Montana Relationships

Consumer Direct Holdings, Inc. has engaged Bank of Montana to provide certain advisory services to CDH in connection with the negotiation, structuring and consummation of the Business Combination. Bank of Montana is entitled to compensation in connection with the consummation of the Business Combination on the terms set forth in its written agreement with CDH. CDH, or the founders, have entered into the following related party transactions with Bank of Montana:

CDH has entered into a Contract for Loan Brokerage and Other Funding Related Services with Bank of Montana pursuant to which the Bank of Montana is entitled to receive a fee equal to 5% of the Consideration in the Business Combination, of which $8 million will be paid by New Pubco, and the remainder will be paid by Bruce Kramer, William Woody and Greer Woody.

B. Kramer, jointly with his spouse, owns 5,343 shares, or 5.2458%, of Bancorp of Montana Holding Company. W. Woody solely owns 2,290 shares, or 2.2483%, of Bancorp of Montana Holding Company. Bancorp of Montana Holding Company owns 100% of Bank of Montana.

Bank of Montana holds various deposit accounts for B. Kramer, G. Woody and W. Woody and their respective spouses. Further, Bank of Montana is the lender under a revolving line of credit (with no outstanding principal as of September 30, 2022) for the benefit of W. Woody. These accounts and loan are on standard, market terms.

Bank of Montana holds a $45,000,000 revolving commercial line of credit for Consumer Direct Holdings, Inc. The current balance as of the date of this proxy statement/prospectus is $0.

Bank of Montana holds a $26,000 letter of credit for Montana Health Solutions, Inc. Consumer Direct Holdings, Inc. owns 100% of Montana Health Solutions, Inc. The current drawn amount on the letter of credit as of the date of proxy statement/prospectus is $0. This letter of credit is 100% cash secured with funds held at Bank of Montana.

Leases and Subleases

Certain subsidiaries that are consolidated as VIEs by CDH have entered into the following lease and sublease arrangements that involve related party transactions:

100 Consumer Direct Way, Missoula, Montana 59808 (“100 Consumer Direct Way”)

Pursuant to a Commercial Lease Agreement by and between Consumer Direct Grant Creek Campus, LLC and Montana Health Solutions, Inc. (dba Consumer Direct Management Solutions, Inc.), as amended, Montana Health Solutions, Inc. (dba Consumer Direct Management Solutions, Inc.) rents office space at 100 Consumer Direct Way for consideration of approximately $2.1 million annually. Consumer Direct Grant Creek Campus, LLC is owned 33.33% by each of B. Kramer, G. Woody and W. Woody.

Bank of Montana is the lender under a Commercial Real Estate Loan in the aggregate principal amount of $16,427,222 used to purchase the property at 100 Consumer Way.

1120 Pennsylvania Street NE, Albuquerque, New Mexico 87110 (“1120 Pennsylvania”)

Pursuant to a Commercial Lease Agreement by and between 607 Southwest Higgins, LLC and New Mexico Consumer Direct Personal Care, LLC (dba Consumer Direct Personal Care, LLC), New Mexico Consumer Direct Personal Care, LLC (dba Consumer Direct Personal Care, LLC) rents office space at 1120 Pennsylvania for consideration of approximately $243,000 annually. 607 Southwest Higgins, LLC is owned 33.33% by each of B. Kramer, G. Woody and W. Woody.

Bank of Montana is the lender under a Commercial Real Estate Loan in the aggregate principal amount of $806,250 used to purchase the property at 1120 Pennsylvania.

50 North Alvernon Way, Tucson, Arizona 85711 (“50 North”)

Pursuant to a Commercial Lease Agreement by and between Arizuma Holdings, LLC and Arizona Consumer Direct Personal Care LLC (dba Consumer Direct Care Network Arizona, LLC), Arizona Consumer Direct Personal Care LLC (dba Consumer Direct Care Network Arizona, LLC) rents office space at 50 North for consideration of approximately $203,000 annually. Arizuma Holdings, LLC is owned 33.33% by each of B. Kramer, G. Woody and W. Woody.

Bank of Montana is the lender under a Commercial Real Estate Loan in the aggregate principal amount of $705,000 used to purchase the property at 50 North.

Shareholder Notes

The following unsecured, subordinated notes, issued by CDH in favor of the CDH Shareholders, will be repaid at or prior to the consummation of the Business Combination:

Unsecured and Subordinated Note issued by CDH in favor of B. Kramer, as amended by the Unsecured and Subordinated Note Amendment, in the aggregate principal amount of $2,141,648.12.

Unsecured and Subordinated Note issued by CDH in favor of G. Woody, as amended by the Unsecured and Subordinated Note Amendment, in the aggregate principal amount of $2,141,648.12.

Unsecured and Subordinated Note issued by CDH in favor of W. Woody, as amended by the Unsecured and Subordinated Note Amendment, in the aggregate principal amount of $2,141,648.12.

CDH Policies and Procedures for Related Party Transactions

CDCN will have a policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by CDCN’s Audit Committee, who will determine whether such transactions or proposals are fair and reasonable to CDCN and its stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings.

Proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to CDCN’s Audit Committee with respect to each issue under consideration, and decisions will be made by CDCN’s Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, CDCN’s Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

All related party transactions described in this section occurred prior to adoption of this policy, and as such, these transactions were not subject to the approval and review procedures set forth in the policy.

LEGAL MATTERS

Winston & Strawn LLP will pass upon the validity of New Pubco common stock issued in connection with the Business Combination and certain tax matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of DTRT Health Acquisition Corp. as of December 31, 2021 and for the period from April 19, 2021 (inception) through December 31, 2021 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Consumer Direct Holdings, Inc. as of December 31, 2021 and 2020, and for the years then ended, included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, DTRT and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, DTRT will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that DTRT deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify DTRT of their requests by calling or writing DTRT at its principal executive offices at 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations with respect to the DTRT Class A common stock (referred to herein as the Class A common stock) and the exercise of redemption rights by holders of Class A common stock in connection with the Mergers. This discussion applies only to Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker dealers;

•	insurance companies;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Class A common stock;

•	persons holding Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons who received their shares of Class A common stock as compensation;

•	partnerships or other pass-through entities for U.S. federal income tax purposes; and

•	tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of electing to have their Class A common stock redeemed for cash if the Business Combination is completed or of exchanging their Class A common stock for stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Material U.S. Federal Income Tax Consequences of the Mergers for DTRT Stockholders

In the opinion of Winston & Strawn LLP, tax counsel to DTRT, the First Merger will qualify as a tax-free reorganization under the Code. As such, the holders of our common stock will not recognize any gain or loss under the U.S. federal income tax laws as a result of the consummation of the Mergers, and neither will DTRT nor New Pubco. Each stockholder will have the same basis in New Pubco common stock received as a result of the Mergers as that holder has in our common stock held at the time the Mergers are consummated. Each holder’s holding period in New Pubco common stock received as a result of the Mergers will include the period during which such holder held our common stock at the time the Mergers are consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the Mergers.

Redemption of Class A Common Stock

In the event that a holder’s shares of Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holders — Taxation of Distributions.”

Whether a redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Sponsor Warrants or Public Warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of the Sponsor Warrants or the Public Warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Class A common stock and the New Pubco common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Class A common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•

an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of Class A Common Stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period and ownership requirements are satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our Class A common stock who, or that, is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

Taxation of Distributions. If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described below under the section entitled “— Redemption of Class A Common Stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock and, in the circumstance in which shares of our Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.

We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of our Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Class A common stock.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSEQUENCES RELATING TO THE MERGERS, AND IS NOT, AND IS NOT INTENDED TO BE, TAX ADVICE. ALL OF OUR STOCKHOLDERS ARE STRONGLY ADVISED AND ARE EXPECTED TO CONSULT THEIR LEGAL AND TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the Proposed Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the Proposed Bylaws provide that the stockholder must give timely notice in written form to New Pubco’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed.

Any notice must include the following information: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in New Pubco or the matter the notice relates to, and the details thereof, including the name of such other person (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”); (ii) the name and record address of all Interested Persons; (iii) a complete listing of all equity securities and debt instruments (including loans or capital market instruments) of New Pubco or its subsidiaries that are directly or indirectly owned beneficially and of record by the Interested Persons; (iv) whether, and the extent to which, any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to New Pubco or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for New Pubco, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of New Pubco or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms of such transaction; (v) a representation that the stockholder is a holder of record of stock of New Pubco that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice; (vi) a representation regarding whether any Interested Person will be or is part of a group that will (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of New Pubco’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; (vii) a certification regarding whether the Interested Persons have complied with all applicable federal, state and other legal requirements in connection with the acquisition of shares of capital stock or other securities of New Pubco; and (viii) any other information relating to the Interested Persons required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. Any notice relating to the nomination of directors must also contain (i) each nominee’s signed consent to serve as a director of New Pubco if elected and (ii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K.

A stockholder shall update and supplement its notice to New Pubco’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information will be supplemented and updated as of such later date.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with DTRT’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of DTRT Health Acquisition Corp., 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523. Following the Business Combination, such communications should be sent to New Pubco, [●]. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

CDCN has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to CDCN and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of DTRT’s or CDH’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, CDCN will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. DTRT files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read DTRT’s or CDCN’s SEC filings, including CDCN’s registration statement and DTRT’s proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact DTRT by telephone or in writing:

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor,

Oak Brook, IL 60523

You may also obtain these documents by requesting them in writing or by telephone from DTRT’s proxy solicitation agent at the following address and telephone number:

[●]

If you are a stockholder of DTRT and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from DTRT, DTRT will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of CDCN and a proxy statement of DTRT for DTRT’s special meeting of stockholders. Neither CDH nor DTRT has authorized anyone to give any information or make any representation about the Business Combination, New Pubco or DTRT that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that DTRT has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

DTRT HEALTH ACQUISITION CORP.

Condensed Financial Statements of DTRT Health Acquisition Corp.
CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021	F-2

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022, THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021

F-3

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022, THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021

F-4
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021	F-5
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS	F-6

Audited Financial Statements of DTRT Health Acquisition Corp.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-23
BALANCE SHEET AS OF DECEMBER 31, 2021	F-24
STATEMENT OF OPERATIONS FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021	F-25
STATEMENT OF CHANGE IN STOCKHOLDERS’ DEFICIT FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021	F-26
STATEMENT OF CASH FLOWS FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021	F-27
NOTES TO FINANCIAL STATEMENTS	F-28

CONSUMER DIRECT HOLDINGS, INC.

DTRT HEALTH ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(unaudited)
Assets:
Current assets:
Cash	$69,771	$342,152
Prepaid expenses	489,460	861,218

Total current assets	559,231	1,203,370
Investments held in Trust Account	235,611,624	234,616,804

Total Assets	$236,170,855	$235,820,174

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Due to related parties	$21,671	$6,668
Accounts payable	39,750	—
Accrued expenses	143,100	164,900
Franchise tax payable	61,195	138,680
Income tax payable	256,369	—

Total current liabilities	522,085	310,248
Deferred underwriting commissions in connection with the Initial Public Offering	8,050,000	8,050,000
Derivative warrant liabilities	3,472,000	5,824,000

Total Liabilities	12,044,085	14,184,248
Commitments and Contingencies
Class A common stock, $0.0001 par value; 23,000,000 shares subject to possible redemption at $10.23 and $10.20 per share at September 30, 2022 and December 31, 2021, respectively	235,194,060	234,600,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized at September 30, 2022 and December 31, 2021	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	575	575
Additional paid-in capital	—	—
Accumulated deficit	(11,067,865)	(12,964,649)

Total Stockholders’ Deficit	(11,067,290)	(12,964,074)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$236,170,855	$235,820,174

The accompanying notes are an integral part of these unaudited condensed financial statements.

DTRT HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30, 2022	For the Period from April 19, 2021 (inception) through September 30, 2021
	2022	2021
General and administrative expenses	$209,792	$34,426	$662,643	$37,962
General and administrative expenses - Related Party	5,001	—	15,003	—
Franchise tax expenses	49,863	49,315	147,945	88,817

Loss from operations	(264,656)	(83,741)	(825,591)	(126,779)
Other income (expenses)
Change in fair value of derivative warrant liabilities	(2,688,000)	(336,000)	2,352,000	(336,000)
Interest Earned - trust	1,047,583	4,576	1,220,785	4,576
Interest Income - checking	8	23	19	23
Loss upon issuance of private placement warrants	—	(4,256,000)	—	(4,256,000)
Offering costs associated with derivative warrant liabilities	—	(40,524)	—	(40,524)

Income (loss) before income taxes	(1,905,065)	(4,711,666)	2,747,213	(4,754,704)
Income tax expense	(256,369)	—	(256,369)

Net income (loss)	$(2,161,434)	$(4,711,666)	$2,490,844	$(4,754,704)

Weighted average shares outstanding of Class A common stock, basic and diluted	23,000,000	6,000,000	23,000,000	3,887,324

Basic and diluted net income (loss) per share, Class A common stock	$(0.08)	$(0.42)	$0.09	$(0.53)

Weighted average shares outstanding of Class B common stock, basic and diluted	5,750,000	5,195,652	5,750,000	5,126,761

Basic and diluted net income (loss) per share, Class B common stock	$(0.08)	$(0.42)	$0.09	$(0.53)

The accompanying notes are an integral part of this unaudited condensed financial statements.

DTRT HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 31, 2022

For the Three and Nine Months Ended September 30, 2022

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Stock	Amount	Stock	Amount
Balance - December 31, 2021	—	—	5,750,000	$575	—	$(12,964,649)	$(12,964,074)
Net income	—	—	—	—	—	2,755,535	2,755,535

Balance - March 31, 2022 (unaudited)	—	—	5,750,000	575	—	(10,209,114)	(10,208,539)
Net income	—	—	—	—	—	1,896,743	1,896,743

Balance - June 30, 2022 (unaudited)	—	—	5,750,000	$575	—	$(8,312,371)	$(8,311,796)
Increase in redemption value of Class A common stock subject to possible redemption	—	—	—	—	—	(594,060)	(594,060)
Net loss	—	—	—	—	—	(2,161,434)	(2,161,434)

Balance - September 30, 2022 (unaudited)	—	$—	5,750,000	$575	$—	$(11,067,865)	$(11,067,290)

For the Three Months Ended September 30, 2021 and For the Period from April 19, 2021 (inception) through September 30, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Stock	Amount	Stock	Amount
Balance - April 19, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	—	—	(43,038)	(43,038)

Balance - June 30, 2021 (unaudited)	—	—	5,750,000	575	24,425	(43,038)	(43,038)
Accretion of Class A common stock redemption amount	—	—	—	—	(24,425)	(17,828,287)	(17,852,712)
Net loss	—	—	—	—	—	(4,711,666)	(4,711,666)

Balance - September 30, 2021 (unaudited)	—	$—	5,750,000	$575	$—	$(22,582,991)	$(22,582,416)

The accompanying notes are an integral part of this unaudited condensed financial statements.

DTRT HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

	For the Nine Months ended September 30, 2022		For the Period from April 19, 2021 (inception) through September 30, 2021
Cash Flows from Operating Activities:
Net income (loss)		$2,490,844	$(4,754,704)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest income earned on Trust Account		(1,220,785)	(4,574)
Loss upon issuance of Private Placement Warrants		—	4,256,000
Offering costs associated with derivative warrant liabilities		—	40,524
Change in fair value of derivative warrant liabilities		(2,352,000)	336,000
Changes in operating assets and liabilities:
Prepaid expenses		371,758	(1,039,267)
Franchise tax payable		(77,485)	88,817
Accounts payable		39,750	1,014,750
Income tax payable		256,369
Due to related parties		15,003
Accrued expenses		(21,800)	(6,181)

Net cash used in operating activities		(498,346)	(68,635)

Cash Flows from Investing Activities
Withdrawal from trust for payment of franchise tax		225,965
Principal deposited in Trust Account		—	(234,600,000)

Net cash provided by (used in) investing activities		225,965	(234,600,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor		—	25,000
Proceeds from note payable to related party		—	300,000
Repayment of note payable to related party		—	(300,000)
Proceeds received from Initial Public Offering, gross		—	230,000,000
Proceeds received from Private Placement		—	11,200,000
Offering costs paid		—	(5,095,674)

Net cash provided by financing activities		—	236,129,326

Net change in cash		(272,381)	1,460,691
Cash – beginning of the period		342,152

Cash – end of the period		$69,771	$1,460,691

Supplemental disclosure of noncash activities:
Offering costs included in accounts payable	$		$15,000
Offering costs included in accrued expenses	$		$132,563
Deferred underwriting commissions in connection with the Initial Public Offering		$—	$8,050,000

The accompanying notes are an integral part of this unaudited condensed financial statements.

DTRT HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 – Description of Organization, Business Operations and Basis of Presentation

DTRT Health Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on April 19, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all the risks associated with emerging growth companies.

As of September 30, 2022, the Company had not commenced any operations. All activity for the period from April 19, 2021 (inception) through September 7, 2021, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, its search for a target Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in the Trust Account from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 1, 2021. On September 7, 2021, the Company consummated its Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), which included the exercise in full of the underwriters’ option to purchase 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230.0 million, and incurring offering costs of approximately $13.3 million, of which approximately $8.1 million was for deferred underwriting commissions (see Note 5), and approximately $41,000 was offering costs allocated to derivative warrant liability.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 11,200,000 warrants (each, a “Sponsor Warrant” and collectively, the “Sponsor Warrants”) at a price of $1.00 per Sponsor Warrant to the Sponsor, generating proceeds of $11.2 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $234.6 million ($10.20 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and of the Sponsor Warrants in the Private Placement were placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Sponsor Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding deferred underwriting fees and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the Company’s Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially at $10.20 per Public Share, plus pro rata interest earned in Trust Account). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares were recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (ASC 480). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders’ with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 15 months from the closing of the Initial Public Offering, or December 7, 2022 or during any Extension Period (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On September 28, 2022, the Company entered into an agreement and plan of merger by and among the Company, Grizzly New Pubco, Inc. (“New Pubco”), a wholly owned subsidiary of the Company, Grizzly Merger Sub, Inc., a wholly owned subsidiary of New Pubco (“Grizzly Merger Sub”), Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), and the Pre-Closing Holder Representative (as defined therein) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement has been unanimously approved by the Company’s and CDH’s board of directors and adopted by CDH’s shareholders. If the Merger Agreement is approved by the Company’s stockholders and the transactions contemplated by the Merger Agreement are consummated, the CDH shareholders will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of CDH common stock to Newco in exchange for shares of Newco common stock. Grizzly Merger Sub will merge with and into the Company, the Company’s stockholders will receive shares of New Pubco common stock in exchange for their shares of the Company’s common stock and New Pubco Sponsor Warrants in exchange for their Sponsor Warrants, and the Company will be the surviving entity in the merger as a wholly owned subsidiary of New Pubco (the “First Merger”), and immediately following the First Merger, the Company will convert into an limited liability company (the “Conversion”). Following the First Merger and the Conversion, Newco will merge with and into New Pubco, with New Pubco surviving the merger (the “Second Merger” and together with the First Merger and all other transactions contemplated by the Merger Agreement, the “Proposed Business Combination”). In connection with the consummation of the Proposed Business Combination, New Pubco will be renamed “Consumer Direct Care Network, Inc.” (“CDCN”). The board of directors of the post-closing public entity, CDCN, will be comprised of a total of seven (7) directors, five (5) of whom will be nominated by the pre-closing shareholders of CDH and two (2) of whom will be nominated by the Sponsor.

In connection with the First Merger and without any further action on the part of any party, each share of Class A common stock and Class B common stock of the Company will be converted into one share of common stock of New Pubco, and each Sponsor Warrant and public warrant will be converted into one Sponsor Warrant of New Pubco and one public warrant of New Pubco, respectively, each exercisable for one share of New Pubco common stock.

Under the Merger Agreement, in connection with the Second Merger, the Company has agreed to indirectly acquire all of the outstanding equity interests of CDH for approximately $527 million in aggregate consideration, subject to specified adjustments, which will be paid at the effective time of the Proposed Business Combination. Such consideration will be paid in cash and shares of common stock of New Pubco, calculated based on the per share merger consideration value formula as set forth in the Merger Agreement and, in the case of the shares of common stock of New Pubco, calculated based on a price of $10.20 per share (the “Closing Price”). The cash consideration is expected to be $118.35 million, less certain advisor expenses, and the remainder of the aggregate consideration will be paid in shares of common stock of New Pubco. The stock consideration is subject to the following adjustments: (i) an increase for CDH’s cash on hand as of closing; (ii) a decrease for CDH’s indebtedness as of Closing; (iii) a decrease for certain advisor expenses; (iv) an increase or decrease for CDH’s working capital as compared to a working capital target; (v) an increase or decrease for the amount by which CDH’s transaction expenses are less than (or greater than) $7 million; and (vi) an increase for credited expenses paid by CDH.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of CDH, the Company, Grizzly Merger Sub and New Pubco prior to the closing of the Proposed Business Combination.

The closing of the Proposed Business Combination is subject to certain customary conditions, including, among other things: (i) approval by the Company’s stockholders of the proposals being presented at the special meeting, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of a material adverse regulatory event by a governmental entity that enjoins, prohibits or makes illegal the consummation of the Proposed Business Combination, (iv) the Company obtaining financing satisfactory to CDH, (v) certain contracts of CDH and its subsidiaries that have been agreed to between the parties being in full force and effect and (vi) the approval of listing of the shares of New Pubco common stock on one of the Nasdaq market tiers.

The Merger Agreement may be terminated by the Company or CDH under certain circumstances.

Registration Rights Agreement

At the closing of the Proposed Business Combination, New Pubco, the Company, the Sponsor, certain members of the Sponsor (the “Sponsor Members”) and the holders of CDH capital stock (the “CDH shareholders” and together with the Sponsor and the Sponsor Members, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, New Pubco will be obligated to file a registration statement to register the resale of certain securities of the New Pubco held by such Holders. In addition, such Holders may make a written demand to New Pubco for an underwritten offering at any time after the three hundred seventy-fifth (375th) day following the consummation of the Proposed Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the registrable securities and New Pubco has obtained the prior written consent of the Sponsor). The Registration Rights Agreement will also provide such Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Going Concern

As of September 30, 2022, the Company had approximately $70,000 in its operating bank account and a working capital of approximately $37,000.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase the Founder Shares (as defined in Note 4), and a loan from the Sponsor of $300,000 under the Note (as defined in Note 4). The Company repaid the Note in full on September 7, 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4).

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements - Going Concern,” we have determined that the mandatory liquidation date and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. If we are unable to complete a Business Combination by December 7, 2022 (unless such period is extended as described herein), then we will cease all operations except for the purpose of liquidating. Over this time period, we have used, and will be using, these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. The unaudited condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the period presented. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected through December 31, 2022 or for any future period.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on April 1, 2022.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. As of September 30, 2022 and December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 and December 31, 2021, the Company had no cash equivalents.

Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” equal or approximate the carrying amounts represented in the balance sheet primarily due to their short-term nature, except for derivative warrant liabilities.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Investments Held in the Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. Gains and losses resulting from the change in fair value of these securities is included in interest income earned on Trust Account (see statements of operations) in the accompanying condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants and forward purchase agreements, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, will be re-assessed at the end of each reporting period.

The 11,200,000 warrants issued in connection with the Private Placement are recognized as derivative warrant liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities will be subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the Company’s statements of operations. The fair value of the Sponsor Warrants was determined using Black-Scholes Option Pricing Model. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities will be classified as non-current liabilities as their liquidation will not be reasonably expected to require the use of current assets or require the creation of current liabilities.

The Company accounts for the 11,500,000 warrants included in the Units sold in the Initial Public Offering in accordance with the guidance contained in ASC 815, which provides that the warrants are not precluded from equity classification. Equity-classified contracts were initially measured at fair value (or allocated value). Subsequent changes in fair value will not be recognized as long as the contracts continue to be classified in equity.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the

Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Initial Public Offering are charged against the carrying value of the Class A common stock upon the completion of the Initial Public Offering.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2022 and December 31, 2021, 23,000,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity or deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2022 and December 31, 2021, the Company had a full valuation allowance against the deferred tax assets.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. Tax expense of approximately $256,000 was recorded as of September 30, 2022 and there were no unrecognized tax benefits or expense for December 31, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from April 19, 2021 (inception) through December 31, 2021 or for the nine months ended September 30, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.

The calculation of diluted net income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 22,700,000 shares of common stock in the calculation of diluted loss per share, since because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net loss per share for the three and nine months ended September 30, 2022, the three months ended September 30, 2021 and the period from April 19, 2021 (Inception) through September 30, 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute the calculation of basic and diluted net income (loss) per share of common stock for each class of common stock:

	For the Three Months Ended September 30, 2022		For the Three Months Ended September 30, 2021		For the Nine Months Ended September 30, 2022		For the Period from April 19, 2021 (inception) through September 30, 2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common stock:
Numerator:
Allocation of net income (loss) - basic and diluted	$(1,729,147)	$(432,287)	$(2,525,087)	$(2,186,579)	$1,992,675	$498,169	$(2,050,466)	$(2,704,238)
Denominator:
Basic and diluted weighted average common stocks outstanding	23,000,000	5,750,000	6,000,000	5,195,652	23,000,000	5,750,000	3,887,324	5,126,761

Basic and diluted net income (loss) per common stock	$(0.08)	$(0.08)	$(0.42)	$(0.42)	$0.09	$0.09	$(0.53)	$(0.53)

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying unaudited condensed financial statements.

Note 3 - Initial Public Offering

On September 7, 2021, the Company consummated its Initial Public Offering of 23,000,000 Units, which includes the exercise in full of the underwriters’ option to purchase 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230.0 million, and incurring offering costs of approximately $13.3 million, of which approximately $8.1 million was for deferred underwriting commissions (see Note 5), and approximately $41,000 was for offering costs allocated to the derivative warrant liabilities.

Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 4 - Related Party Transactions

Founder Shares

On May 12, 2021, the Sponsor purchased 5,750,000 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000. The Initial Stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters fully exercised the over-allotment on September 7, 2021; thus, these 750,000 Founder Shares were no longer subject to forfeiture.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders’ having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20-trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Sponsor Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 11,200,000 Sponsor Warrants at a price of $1.00 per Sponsor Warrant to the Sponsor, generating proceeds of $11.2 million.

Each whole Sponsor Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Sponsor Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Sponsor Warrants will expire worthless. The Sponsor Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Sponsor Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On May 11, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $300,000 under the Note and fully repaid this amount on September 7, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Sponsor Warrants. As of September 30, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

On September 1, 2021, the Company entered into an agreement with the Sponsor, pursuant to which the Company agreed to pay the Sponsor a total of $1,666.66 per month for office space, secretarial and administrative services provided to members of the Company’s management team through the earlier of consummation of the initial Business Combination and the Company’s liquidation. The Company incurred $5,000 and $15,000 for the three and nine months ended September 30, 2022, respectively, for such fees. The Company incurred $1,667 and $[1,667] in the three months ended September 30, 2021 and the period from April 19, 2021 (inception) through September 30, 2021, respectively, for such fees. As of September 30, 2022 and December 31, 2021, the Company had approximately $21,700 and $6,700, respectively, in due to related parties on the unaudited condensed balance sheets.

The Company’s officers or directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, the Company does not expect to have any additional controls in place governing the reimbursement payments to the Company’s directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial Business Combination.

Note 5 - Commitments and Contingencies

Registration and Stockholders’ Rights

The holders of Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, (and any shares of Class A common stock issuable upon the exercise of the Sponsor Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. The underwriters fully exercised the over-allotment on September 7, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4.6 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or approximately $8.1 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the rising conflict between Russia and Ukraine, and resulting market volatility could adversely affect the Company’s ability to complete a Business Combination. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s ability to complete a Business Combination and the value of the Company’s securities.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any Private Investment in Public Equity (“PIPE”) or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Note 6 - Class A Common Stock Subject to Possible Redemption

The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 23,000,000 shares of Class A common stock outstanding, which were all subject to possible redemption and are classified outside of permanent equity or deficit in the condensed balance sheets.

The Class A common stock subject to possible redemption reflected on the condensed balance sheets is reconciled on the following table:

Gross Proceeds	$230,000,000
Less:
Class A common stock issuance costs	(13,245,900)
Plus:
Accretion of carrying value to redemption value	17,845,900

Class A common stock subject to possible redemption at December 31, 2021	234,600,000
Increase in redemption value of Class A common stock subject to possible redemption	594,060
Class A common stock subject to possible redemption at September 30, 2022	$235,194,060

Note 7 - Stockholders’ Deficit

Preferred Stock - The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock - The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 23,000,000 shares of Class A common stock issued and outstanding, all subject to possible redemption and therefore classified as temporary equity on the accompanying balance sheet. See Note 6.

Class B Common Stock - The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 5,750,000 shares of Class B common stock issued and outstanding. Of these, an aggregate of up to 750,000 shares of Class B common stock were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriters fully exercised the over-allotment on September 7, 2021; thus, these 750,000 shares of Class B common stock are no longer subject to forfeiture.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all other matters submitted to a vote of the stockholders’ except as required by law. The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Sponsor Warrants issued to the Sponsor, executive officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 - Warrants

As of September 30, 2022 and December 31, 2021, the Company has 11,500,000 Public Warrants and 11,200,000 Sponsor Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants have been issued upon separation of the Units and only whole Public Warrants trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Sponsor Warrants are identical to the Public Warrants, except that the Sponsor Warrants and the shares of Class A common stock issuable upon exercise of the Sponsor Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, Sponsor Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Sponsor Warrants are held by someone other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash:

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price (the “closing price”) of Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20-trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Initial Stockholders’ or their affiliates, without taking into account any Founder Shares held by the Initial Stockholders’ or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “- Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Sponsor Warrants (including the Class A common stock issuable upon exercise of the Sponsor Warrants) will not be transferable, assignable or salable until 30 days after the completion of an initial Business Combination (except, among other limited exceptions, to the officers and directors and other persons or entities affiliated with the initial purchasers of the Sponsor Warrants) and they will not be redeemable by the Company so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Sponsor Warrants on a cashless basis. Except as described in this section, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants. If the Sponsor Warrants are held by holders other than the initial purchasers or their permitted transferees, the Sponsor Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Note 9 - Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

September 30, 2022

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury Securities	$235,611,624	$—	$—
Liabilities:
Sponsor Warrants	$—	$—	$3,472,000

December 31, 2021

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury Securities	$234,616,804	$—	$—
Liabilities:
Sponsor Warrants	$—	$—	$5,824,000

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels in the nine months ended September 30, 2022 or for the period from April 19, 2021 (inception) through September 30, 2021.

Level 1 assets include investments in U.S. Treasury Securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Sponsor Warrants was measured using Black-Scholes Option Closing Model. The fair value of the Sponsor Warrants was determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

For the three months ended September 30, 2022 and 2021, the Company recognized a loss of approximately $(2.2) million and $(4.7) million, respectively, resulting from an increase in the fair value of liabilities and loss upon issuance of Sponsor Warrants, as presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed statements of operations.

For the nine months ended September 30, 2022 and the period from April 19, 2021 (inception) through September 30, 2021, the Company recognized a gain/(loss) of approximately $2.4 million and $(4.5) million, respectively, resulting from a decrease/(increase) in the fair value of liabilities and loss upon issuance of Sponsor Warrants, as presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed statements of operations.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	As of September 30, 2022	As of December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$10.16	$9.98
Volatility	7.5%	10.0%
Term (years)	5.50	5.50
Risk-free rate	4.00%	1.30%
Dividend yield	0.0%	0.0%

The change in the fair value of Level 3 derivative warrant liabilities for the nine months ended September 30, 2022 is summarized as follows:

Derivative warrant liabilities at December 31, 2021	$5,824,000
Change in fair value of derivative warrant liabilities-private	(3,024,000)
Derivative warrant liabilities at March 31, 2022	$2,800,000
Change in fair value of derivative warrant liabilities-private	(2,016,000)
Derivative warrant liabilities at June 30, 2022	$784,000
Change in fair value of derivative warrant liabilities-private	2,688,000
Derivative warrant liabilities at September 30, 2022	$3,472,000

The change in the fair value of Level 3 derivative warrant liabilities for the period from April 19, 2021 (inception) through September 30, 2021 is summarized as follows:

Derivative warrant liabilities at April 19, 2021 (inception)	$—
Issuance of Private Placement Warrants	15,456,000
Change in fair value of derivative warrant liabilities-private	336,000

Derivative warrant liabilities at September 30, 2021	$15,792,000

Note 10 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than as described below, that would have required adjustment to or disclosure in the unaudited condensed financial statements.

On October 25, 2022, the Company issued an unsecured convertible promissory note in the aggregate principal amount of $90,000 (the “Convertible Note”) to the Sponsor. Pursuant to the Convertible Note, the Company agreed to repay the outstanding principal amount of the Convertible Note on the earlier of (i) May 31, 2023 and (ii) the effective date of a Business Combination (the “Maturity Date”).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

DTRT Health Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of DTRT Health Acquisition Corp. (the “Company”) as of December 31, 2021, the related statements of operations, changes in stockholder’s equity and cash flows for the period from April 19, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from April 19, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by December 7, 2022 or during any Extension Period then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

March 31, 2022

PCAOB ID NUMBER 100

DTRT HEALTH ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2021

Assets:
Current assets:
Cash	$342,152
Prepaid expenses	861,218

Total current assets	1,203,370
Investments held in Trust Account	234,616,804

Total Assets	$235,820,174

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Due to related parties	$6,668
Accrued expenses	164,900
Franchise tax payable	138,680

Total current liabilities	310,248
Deferred underwriting commissions in connection with the Initial Public Offering	8,050,000
Derivative warrant liabilities	5,824,000

Total Liabilities	14,184,248
Commitments and Contingencies
Class A common stock, $0.0001 par value; 23,000,000 shares subject to possible redemption at $10.20 per share	234,600,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	—
Accumulated deficit	(12,964,649)

Total Stockholders’ Deficit	(12,964,074)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$235,820,174

The accompanying notes are an integral part of these financial statements.

DTRT HEALTH ACQUISITION CORP.

STATEMENT OF OPERATIONS

For The Period From April 19, 2021 (inception) through December 31, 2021
General and administrative expenses	$350,164
General and administrative expenses - Related Party	6,668
Franchise tax expenses	138,680

Loss from operations	(495,512)
Other income (expenses)
Change in Fair Value of Derivative Warrant Liabilities	9,632,000
Interest income earned on Trust Account	16,804
Interest Income - checking	58
Loss upon issuance of Sponsor Warrants	(4,256,000)
Offering costs associated with derivative warrant liabilities	(40,524)

Total other income (expenses)	5,352,338
Net income	$4,856,826

Weighted average shares outstanding of Class A common stock, basic	10,381,323

Weighted average shares outstanding of Class A common stock, diluted	10,381,323

Basic net income per share, Class A common stock	$0.32

Diluted net income per share, Class A common stock	$0.31

Weighted average shares outstanding of Class B common stock, basic	4,891,051

Weighted average shares outstanding of Class B common stock, diluted	5,235,409

Basic net income per share, Class B common stock	$0.32

Diluted net income per share, Class B common stock	$0.31

The accompanying notes are an integral part of these financial statements.

DTRT HEALTH ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Stock	Amount	Stock	Amount
Balance - April 19, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Accretion of Class A common stock to redemption amount	—	—	—	—	(24,425)	(17,821,475)	(17,845,900)
Net income	—	—	—	—	—	4,856,826	4,856,826

Balance - December 31, 2021	—	—	5,750,000	575	—	(12,964,649)	(12,964,074)

The accompanying notes are an integral part of these financial statements.

DTRT HEALTH ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 19, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities:
Net income	$4,856,826
Adjustments to reconcile net income to net cash used in operating activities:
Interest income earned on Trust Account	(16,804)
Loss upon issuance of Sponsor Warrants	4,256,000
Offering costs associated with derivative warrant liabilities	40,524
Change in fair value of derivative warrant liabilities	(9,632,000)
Changes in operating assets and liabilities:
Prepaid expenses	(861,218)
Franchise tax payable	138,680
Due to related party	6,668
Accrued expenses	64,900

Net cash used in operating activities	(1,146,424)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(234,600,000)

Net cash used in investing activities	(234,600,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from note payable to related party	300,000
Repayment of note payable to related party	(300,000)
Proceeds received from initial public offering, gross	230,000,000
Proceeds received from private placement	11,200,000
Offering costs paid	(5,136,424)

Net cash provided by financing activities	236,088,576

Net increase in cash	342,152
Cash - beginning of the period	—

Cash - end of the period	$342,152

Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$100,000
Deferred underwriting commissions in connection with the Initial Public Offering	$8,050,000

The accompanying notes are an integral part of these financial statements.

DTRT HEALTH ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Organization, Business Operations and Basis of Presentation

DTRT Health Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on April 19, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all the risks associated with emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from April 19, 2021 (inception) through September 7, 2021, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, its search for a target Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in the Trust Account from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 1, 2021. On September 7, 2021, the Company consummated its Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), which included the exercise in full of the underwriters’ option to purchase 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230.0 million, and incurring offering costs of approximately $13.3 million, of which approximately $8.1 million was for deferred underwriting commissions (see Note 5), and approximately $41,000 was offering costs allocated to derivative warrant liability.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 11,200,000 warrants (each, a “Sponsor Warrant” and collectively, the “Sponsor Warrants”) at a price of $1.00 per Sponsor Warrant to the Sponsor, generating proceeds of $11.2 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $234.6 million ($10.20 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and of the Sponsor Warrants in the Private Placement were placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Sponsor Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding deferred underwriting fees and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-business combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the Company’s Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially at $10.20 per Public

Share, plus pro rata interest earned in Trust Account). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares were recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (ASC 480). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders’ with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 15 months from the closing of the Initial Public Offering, or December 7, 2022 or during any Extension Period (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Going Concern

As of December 31, 2021, the Company had approximately $342,000 in its operating bank account and a working capital of approximately $883,000.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase the Founder Shares (as defined in Note 4), and subsequent to June 30, 2021, a loan from the Sponsor of $300,000 under the Note (as defined in Note 4). The Company repaid the Note in full on September 7, 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4).

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements – Going Concern,” we have determined that the mandatory liquidation date and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. If we are unable to complete a business combination by December 7, 2022 or during any Extension Period, then we will cease all operations except for the purpose of liquidating. Over this time period, we have used, and will be using, these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. As of December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company had no cash equivalents.

Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” equal or approximate the carrying amounts represented in the balance sheet primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants and forward purchase agreements, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, will be re-assessed at the end of each reporting period.

The 11,200,000 warrants issued in connection with the Private Placement are recognized as derivative warrant liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities will be subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the Company’s statement of operations. The fair value of the Sponsor Warrants was determined using Black-Scholes Option Pricing Model. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities will be classified as non-current liabilities as their liquidation will not be reasonably expected to require the use of current assets or require the creation of current liabilities.

The Company accounts for the 11,500,000 warrants included in the Units sold in the Initial Public Offering in accordance with the guidance contained in ASC 815, which provides that the warrants are not precluded from equity classification. Equity-classified contracts were initially measured at fair value (or allocated value). Subsequent changes in fair value will not be recognized as long as the contracts continue to be classified in equity.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Initial Public Offering are charged against the carrying value of the Class A common stock upon the completion of the Initial Public Offering.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021, 23,000,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s consolidated balance sheets.

Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2021, the Company had deferred tax assets with a full valuation against them.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from April 19, 2021 (inception) through December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per share of common stock is calculated by dividing the net loss by the weighted average shares of common stock outstanding for the respective period.

The calculation of diluted net loss per share of common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 22,700,000 shares of common stock in the calculation of diluted loss per share, since because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net loss per share is the same as basic net loss per share for the period from April 19, 2021 (inception) through December 31, 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute the calculation of basic and diluted net loss per common share for each class of common stock:

	For The Period From April 19, 2021 (inception) through December 31, 2021
	Class A	Class B
Basic and diluted net income per common stock:
Numerator:
Allocation of net income - basic	$3,301,404	$1,555,422
Allocation of net income - diluted	$3,228,607	$1,628,220
Denominator:
Basic weighted average common stock outstanding	10,381,323	4,891,051
Diluted weighted average common stock outstanding	10,381,323	5,235,409

Basic net income per common stock	$0.32	$0.32

Diluted net income per common stock	$0.31	$0.31

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on April 19, 2021 (inception) using a modified retrospective method for transition. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying financial statements.

Note 3 - Initial Public Offering

On September 7, 2021, the Company consummated its Initial Public Offering of 23,000,000 Units, which includes the exercise in full of the underwriters’ option to purchase 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230.0 million, and incurring offering costs of approximately $13.3 million, of which approximately $8.1 million was for deferred underwriting commissions (see Note 5), and approximately $41,000 was for offering costs allocated to the derivative warrant liabilities.

Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 4 - Related Party Transactions

Founder Shares

On May 12, 2021, the Sponsor purchased 5,750,000 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000. The Initial Stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters fully exercised the over-allotment on September 7, 2021; thus, these 750,000 Founder Shares were no longer subject to forfeiture.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders’ having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Sponsor Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 11,200,000 Sponsor Warrants at a price of $1.00 per Sponsor Warrant to the Sponsor, generating proceeds of $11.2 million.

Each whole Sponsor Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Sponsor Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Sponsor Warrants will expire worthless. The Sponsor Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Sponsor Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On May 11, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $300,000 under the Note and fully repaid this amount on September 7, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Sponsor Warrants. As of December 31, 2021 the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

On September 1, 2021, the Company entered into an agreement with the Sponsor, pursuant to which the Company agreed to pay the Sponsor a total of $1,666.66 per month for office space, secretarial and administrative services provided to members of the Company’s management team through the earlier of consummation of the initial Business Combination and the Company’s liquidation. The Company incurred $6,668 in the period from April 19, 2021 (inception) through December 31, 2021 for such fees.

The Company’s officers or directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, the Company does not expect to have any additional controls in place governing the reimbursement payments to the Company’s directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial Business Combination.

Note 5 - Commitments and Contingencies

Registration and Stockholders’ Rights

The holders of Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, (and any shares of Class A common stock issuable upon the exercise of the Sponsor Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the Initial Public

Offering price, less underwriting discounts and commissions. The underwriters fully exercised the over-allotment on September 7, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4.6 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or approximately $8.1 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 6 - Class A Common Stock Subject to Possible Redemption

The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of December 31, 2021, there were 23,000,000 shares of Class A common stock outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheet.

The Class A common stock subject to possible redemption reflected on the balance sheet is reconciled on the following table:

Gross Proceeds	$230,000,000
Less:
Class A common stock issuance costs	(13,245,900)
Plus:
Accretion of carrying value to redemption value	17,845,900

Class A common stock subject to possible redemption	$234,600,000

Note 7 - Stockholders’ Deficit

Preferred Stock - The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock - The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2021, there were 23,000,000 shares of Class A common stock issued and outstanding, all subject to possible redemption and therefore classified as temporary equity on the accompanying balance sheet. See Note 6.

Class B Common Stock - The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2021, there were 5,750,000 shares of Class B common stock issued and outstanding. Of these, an aggregate of up to 750,000 shares of Class B common stock were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriters fully exercised the over-allotment on September 7, 2021; thus, these 750,000 shares of Class B common stock are no longer subject to forfeiture.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all other matters submitted to a vote of the stockholders’ except as required by law. The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Sponsor Warrants issued to the Sponsor, executive officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 - Warrants

As of December 31, 2021, the Company has 11,500,000 Public Warrants and 11,200,000 Sponsor Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants have been issued upon separation of the Units and only whole Public Warrants trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Sponsor Warrants are identical to the Public Warrants, except that the Sponsor Warrants and the shares of Class A common stock issuable upon exercise of the Sponsor Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Sponsor Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Sponsor Warrants are held by someone other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash:

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price (the “closing price”) of Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders’ or their affiliates, without taking into account any Founder Shares held by the initial stockholders’ or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “—Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Sponsor Warrants (including the Class A common stock issuable upon exercise of the Sponsor Warrants) will not be transferable, assignable or salable until 30 days after the completion of an initial Business Combination (except, among other limited exceptions, to the officers and directors and other persons or entities affiliated with the initial purchasers of the Sponsor Warrants) and they will not be redeemable by the Company so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Sponsor Warrants on a cashless basis. Except as described in this section, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants. If the Sponsor Warrants are held by holders other than the initial purchasers or their permitted transferees, the Sponsor Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

Note 9 - Income Taxes

The income tax provision consists of the following:

For The Period From April 19, 2021 (inception) through December 31, 2021
Current
Federal	$—
State	—
Deferred
Federal	(994,276)
State	—
Valuation allowance	994,276

Income tax provision	$—

The Company’s net deferred tax assets are as follows:

December 31, 2021
Deferred tax assets:
Net operating loss	919,342
Start-up/Organization costs	74,935

Total deferred tax assets	994,276
Valuation allowance	(994,276)

Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from April 19, 2021 (inception) to December 31, 2021, the valuation allowance was approximately $994,300. As of December 31, 2021, the Company had approximately $4.4 million in U.S. federal net operating loss carryovers, and no state net operating loss carryovers available to offset future taxable income.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

For The Period From April 19, 2021 (inception) through December 31, 2021
Statutory Federal income tax rate	21.0%
Financing costs	0.2%
Change in fair value of derivative warrant liabilities	(41.7)%
Change in Valuation Allowance	20.5%

Income Taxes Benefit	0.0%

There were no unrecognized tax benefits as of December 31, 2021. No amounts were accrued for the payment of interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 10 - Fair Value Measurements

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of the initial issuance date, December 31, 2021, by level within the fair value hierarchy:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury Securities	$234,616,804	$—	$—
Liabilities:
Sponsor Warrants	$—	$—	$5,824,000

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels in the period from April 19, 2021 (inception) through December 31, 2021.

Level 1 assets include investments in U.S. Treasury Securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Sponsor Warrants was measured using Black-Scholes Option Closing Model. The fair value of the Sponsor Warrants was determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	At initial issuance	As of December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$9.57	$9.98
Volatility	25.0%	10.0%
Term (years)	5.5	5.5
Risk-free rate	0.9%	1.3%
Dividend yield	0.0%	0.0%

The change in the fair value of Level 3 derivative warrant liabilities for the period from April 19, 2021 (inception) through December 31, 2021, is summarized as follows:

Derivative warrant liabilities at April 19, 2021 (inception)	$—
Issuance of Private Warrants	15,456,000
Change in fair value of derivative warrant liabilities - private	(9,632,000)

Derivative warrant liabilities at December 31, 2021	$5,824,000

Note 11 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment to or disclosure in the financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

(Unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (amounts related to VIE of $999 and $754, respectively)	$101,452	$27,110
Restricted cash	11,595	20,456
Accounts receivable	111,086	37,945
Deferred transaction costs	6,188	254
Prepaid expenses and other current assets	48,920	9,466

Total current assets	279,241	95,231
Property and equipment, net (amounts related to VIE of $18,603 and $19,333, respectively)	33,680	33,751
Fulfillment cost asset	9,873	10,120
Other assets	443	487

Total assets	$323,237	$139,589

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,154	$3,726
Accrued payroll expenses	199,880	22,543
Current portion of long-term debt	2,271	2,693
Current portion of long-term debt - related party	352	33,311
Agency fund obligations	11,595	20,456
Other current liabilities	3,786	3,890

Total current liabilities	222,038	86,619
Long-term debt, net of current portion	936	1,025
Long-term debt, net of current portion - related party	26,227	33,574
Other liabilities	679	649

Total liabilities	249,880	121,867

Commitments and contingencies (Note 10)
Shareholders’ equity
Common stock, $0 par value 50,000 shares authorized, 3,000 shares issued and outstanding	—	—
Additional paid-in capital	15,413	15,413
Retained earnings	51,611	5,966

Total Consumer Direct Holdings, Inc. shareholders’ equity	67,024	21,379
Non-controlling interests (deficit)	6,333	(3,657)

Total shareholders’ equity	73,357	17,722

Total liabilities and shareholders’ equity	$323,237	$139,589

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except share and per share data)

(Unaudited)

	Nine months ended September 30,
	2022	2021
Net service revenue	$1,133,123	$67,891
Cost of services	979,117	24,985

Gross profit	154,006	42,906

Selling, general and administrative	101,428	40,532
Depreciation and amortization	4,506	1,762

Operating income	48,072	612

Interest expense, net	(2,499)	(2,468)
Other income, net	10,102	241

Net income (loss)	55,675	(1,615)
Net income (loss) attributable to non-controlling interests	9,468	(851)

Net income (loss) attributable to Consumer Direct Holdings, Inc.	$46,207	$(764)

Earnings (loss) per share attributable to Consumer Direct Holdings, Inc. shareholders:
Basic and diluted	$15,402.33	$(254.67)
Weighted average shares outstanding:
Basic and diluted	3,000	3,000

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(In thousands, except share data)

(Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Consumer Direct Holdings, Inc. Shareholders’ Equity	Non- Controlling (Deficit) Interests	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2020	3,000	$—	$15,413	$5,027	$20,440	$(2,935)	$17,505
Contributions	—	—	—	—	—	467	467
Distributions	—	—	—	(1,638)	(1,638)	(54)	(1,692)
Net loss	—	—	—	(764)	(764)	(851)	(1,615)

Balance at September 30, 2021	3,000	—	15,413	2,625	18,038	(3,373)	14,665

Balance at December 31, 2021	3,000	$—	$15,413	$5,966	$21,379	$(3,657)	$17,722
Contributions	—	—	—	—	—	522	522
Distributions	—	—	—	(562)	(562)	—	(562)
Net income	—	—	—	46,207	46,207	9,468	55,675

Balance at September 30, 2022	3,000	$—	$15,413	$51,611	$67,024	$6,333	$73,357

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine months ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$55,675	$(1,615)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,506	1,762
Amortization of fulfillment cost asset	1,119	—
Non-cash interest expense	389	385
Forgiveness of PPP loan	(10,000)	—
Loss on disposal of assets	1	1
Changes in operating assets and liabilities:
Accounts receivable	(73,141)	(81)
Prepaid expenses and other current assets	(39,454)	4,316
Fulfillment cost asset	(872)	(3,733)
Accounts payable	(1,225)	(1,797)
Accrued payroll expenses	177,337	9,238
Other current liabilities	(104)	2,090
Other assets and liabilities	(9)	(163)

Net cash provided by operating activities	114,222	10,403
Cash Flows from Investing Activities:
Addition of property and equipment	(3,500)	(7,098)

Net cash used in investing activities	(3,500)	(7,098)
Cash Flows from Financing Activities:
Decrease in agency fund obligations	(8,861)	(3,377)
Payments on deferred transaction costs	(5,134)	—
Proceeds from revolving line of credit – related party	9,650	190,198
Payments on revolving line of credit – related party	(40,400)	(181,517)
Payments on VIE promissory notes – related party	(815)	(783)
Payments on VIE promissory notes	(12)	(12)
Payments on commercial loan	(45)	—
Proceeds from financing agreement	4,508	1,803
Payments on financing agreement	(4,906)	(2,259)
Payments on PPP loan – related party	—	(437)
Refund from PPP loan – related party	1,093	—
Proceeds from shareholder notes – related party	117	—
Payments on shareholder notes – related party	(320)	(190)
Proceeds from capital lease obligation	1	1
Repayments of capital lease obligations	(41)	(40)
Debt issuance costs	(36)	(489)
Contributions from non-controlling interests	522	467
Distributions	(562)	(1,692)

Net cash (used in) provided by financing activities	(45,241)	1,673

Net increase in cash, cash equivalents and restricted cash:	65,481	4,978
Cash, cash equivalents, and restricted cash at beginning of period	47,566	40,678

Cash, cash equivalents, and restricted cash at end of period	$113,047	$45,656

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets

	Nine months ended September 30,
	2022	2021
Cash and cash equivalents	$101,452	$32,886
Restricted cash, and restricted cash equivalents	11,595	12,770

Total cash, cash equivalents, and restricted cash	$113,047	$45,656

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,926	$1,867
Non-cash transactions:
Equipment financed with notes payable	$—	$8
Deferred transaction costs recorded in accounts payable	800	—
Property and equipment held in accounts payable	$853	$970

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business

Consumer Direct Holdings, Inc., and its wholly owned subsidiaries (the “Company,” “CDH,” “we,” or “our”) is a Montana corporation under Subchapter S of the Internal Revenue Service that provides in-home, personal care services through trained and screened staff (“care providers” or “providers”) to the elderly and other individuals with chronic conditions or disabilities. Company operations originally began in 1990 and were brought together under the CDH holding company in 2014 and 2015.

CDH is a self-directed personal care network supporting aging adults and individuals with disabilities to live in their homes and communities by expanding choice and control. CDH is committed to the philosophy of self-direction and autonomy for in-home personal care services and provides services and supports helping people and families of all ages, including children, older adults, and people with disabilities, remain safe, healthy and independent in their own home.

On September 28, 2022, the Company signed an agreement and plan of merger (the “Merger Agreement”) with DTRT Health Acquisition Corp. (“DTRT”), a publicly traded special purpose acquisition company (“SPAC”), that, when and if consummated, will lead to a series of transactions resulting in the Company becoming a public company (the “Business Combination”).

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as codified in the Accounting Standards Codification (“ASC”) by the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries and all entities in which the Company has a controlling financial interest. All intercompany balances and transactions between the consolidated subsidiaries comprising the Company have been eliminated in the accompanying consolidated financial statements.

Variable Interest Entities

ASC 810, Consolidation, requires an analysis to determine (a) whether an entity in which the Company holds a variable interest (“VI”) is a variable interest entity (“VIE”) and (b) whether the Company has a controlling financial interest. An entity is a VIE if any one of the following conditions exist: (i) the legal entity does not have sufficient equity investment at risk, (ii) the equity investors at risk, as a group, lack the characteristics of a controlling financial interest, or (iii) the legal entity is structured with disproportionate voting rights.

A controlling financial interest is defined as having both (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company evaluates its ownership, contractual and other interest in entities to determine if the Company holds any VIs and if it does, whether the entities in which it holds VIs are VIEs and therefore whether to apply the VIE model. Entities in which the Company holds a VI that do not qualify as VIEs are evaluated for consolidation as voting interest entities (“VOE”) under the voting model. The Company consolidates all VIEs in which it holds a controlling financial interest, and all VOEs that it controls through a majority voting interest or through other means. The Company evaluates whether an entity is a VIE when reconsideration events as outlined in ASC 810 occur.

As a public business entity, the Company is required to apply the VIE guidance to legal entities under common control and may no longer apply the private company accounting alternative. As a result, the Company’s VIEs have been consolidated in the historical financial statements presented.

For more information on the Company’s VIEs, see Note 5, Variable Interest Entities and Note 7, Debt.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Significant estimates used by the Company include the useful lives for depreciable and amortizable assets and workers’ compensation reserve. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgment about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Earnings Per Share

The Company uses the two-class method to calculate the basic and diluted earnings per share. The Company only has one class of common stock and had no dilutive instruments for the nine months ended September 30, 2022 and 2021.

Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid debt instruments with an original maturity of three months or less. The Company maintains its cash deposits in financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At times, certain bank deposits exceed FDIC insured limits. Although the Company has exceeded the federally insured limit, it has not incurred losses related to these deposits. Management monitors the Company’s accounts with these institutions to minimize credit risk.

Restricted Cash

Restricted cash includes agency deposits maintained in financial institutions which are insured by the FDIC up to $250,000. At times, certain bank deposits exceed FDIC insured limits. Although the Company has exceeded the federally insured limit, it has not incurred losses related to these deposits. Management monitors the Company’s accounts with these institutions to minimize credit risk. Certain agreements held by the Company allow for prefunding of direct program costs. The Company receives these deposits and disburses funds to the care providers on behalf of the payor.

Agency Fund Obligations

Agency fund obligations represent the Company’s contractual obligations to disburse funds to care providers on behalf of the payor and are recorded in the accompanying consolidated balance sheet at the time the Company obtains the funds from payors. The agency fund obligations represent the liabilities that will be remitted to the appropriate care providers within one year of the balance sheet date.

Accounts Receivable

The Company reports accounts receivable from services rendered at their estimated transaction price, which includes price concessions based on the amounts expected from payors. The Company’s accounts receivable are uncollateralized and consist of amounts due from Medicaid, managed care organizations and patients. The credit risk from other payors is limited due to the significance of Medicaid as the primary payor. The Company believes the credit risk associated with its Medicaid accounts is limited due to (i) the historical collection rate from Medicaid and (ii) the fact that Medicaid is a U.S. government payor. The Company does not believe that there are any other significant concentrations from any particular payor that would subject it to any significant credit risk in the collection of patient accounts receivable.

Washington Paid Time Off (“PTO”) Receivable

The Washington PTO receivable represents amounts due to the Company under the contract with the State of Washington for satisfaction of PTO that had accrued prior to the Company’s onboarding of employees under the contract. The balance of approximately $41.0 million as of September 30, 2022 is included in prepaid expenses and other current assets on the consolidated balance sheet. The corresponding PTO accrual is included in accrued payroll expenses on the consolidated balance sheet.

Cloud Computing Arrangement

Implementation costs incurred in a cloud computing arrangement that is a service contract are capitalized and recorded in prepaid expenses and other current assets and other noncurrent assets on the consolidated balance sheets. Capitalized implementation costs include external professional service costs and internal personnel costs related to technical development. Post-implementation training and maintenance costs are expensed as incurred. No cloud computing implementation costs were capitalized for the nine months ended September 30, 2022 and 2021. Capitalized cloud computing implementation costs are amortized on a straight-line basis over the expected term of the arrangement, which is deemed to be three years. For the nine months ended September 30, 2022 and 2021, amortization expense was $1.6 million and $1.1 million, respectively. Cloud computing arrangements are tested for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. No indications of impairment were identified during the nine months ended September 30, 2022 and 2021.

Non-Controlling Interests

Non-controlling interests represent the portion of assets and liabilities in a consolidated subsidiary owned by a third party. Non-controlling interests in subsidiaries are reported as a component of equity in the consolidated financial statements. See Note 13, Shareholders’ Equity, for additional discussion regarding non-controlling interests.

Revenue Recognition

Revenue is recognized based on the transaction price, which is determined based on the consideration specified in a contract with a customer that the Company expects to be entitled to, excluding any amounts collected on behalf of third parties. The transaction price is comprised of variable consideration, as services are time-and-materials based and amounts collected may be less than amounts billed due to implicit price concessions. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes revenue when it transfers control of a performance obligation to a customer, which occurs over time as the service is performed. Determining the method and amount of revenue to recognize requires judgment by management. Judgments include determining whether the Company is the principal or agent with respect to performance obligations. If the Company determines it is the principal, it records revenues on a gross basis and if the Company determines it is the agent, it records revenue at the net amount that it retains for its service. The Company is the principal if it controls the service prior to it being transferred to the client. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. See Note 4, Revenue, for further information.

Cost of Services

We incur direct care wages, payroll taxes and benefit-related costs in connection with providing our services. We also provide workers’ compensation coverage for our employees. Employees are also reimbursed for their travel time and related travel costs in certain instances.

Gross Receipts Tax

The Company is subject to gross receipts tax in various states. The gross receipts tax is included as an expense within selling, general and administrative expenses in the consolidated statements of operations. Gross receipts taxes were $19.8 million and $1.4 million for the nine months ended September 30, 2022 and 2021, respectively.

Income Taxes

The Company is subject to the provisions of Subchapter S of the Internal Revenue Code as a consolidated entity. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, each shareholder is liable for individual federal and state income taxes on the Company’s taxable income.

Deferred Transaction Costs

Deferred transaction costs consist of direct incremental legal, consulting and accounting fees relating to the merger transaction, as discussed in Note 1, Description of Business, which are capitalized and will be recorded as a reduction to the issuance of equity arising from the consummation of the merger transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of September 30, 2022 and December 31, 2021, the Company has deferred such costs amounting to $6.2 million and $0.3 million, respectively, which are included in current assets in the consolidated balance sheet. See Note 14, Subsequent Events, for more details on the Business Combination.

Segments

Operating segments are defined as components of an enterprise where discrete financial information is available and evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has identified five operating segments and three reportable segments, Agency With Choice (“AWC”), Fiscal/Employer Agent (“FE/A”), and Agency-Based Traditional (“ABT”).

In the AWC segment, the consumer serves as the managing employer to select, train and dismiss care providers, while the Company serves as the employer of record and assists directly in the provision of care and training of care providers. This segment is also referred to as a co-employment model. In the F/EA segment, the consumer is the legal employer, and the Company is contracted primarily by state Medicaid agencies or managed care organizations to process payroll, to fund and distribute paychecks, and to administer the setup of the consumer as the legal employer. Under the ABT segment, the Company is the legal and managing employer of the care providers responsible for recruiting, hiring, managing, and dismissing care providers on behalf of clients, while the consumer may choose to interview and select care providers from the pool of potential care providers employed by the Company.

Segment information is consistent with how management reviews the business, makes resource allocation decisions, and assesses performance. The CODM, who is the Chief Executive Officer, uses gross profit as the primary profit measure to manage the business. See Note 11, Segments, for additional information on the Company’s segments.

Fair Value Measurements

The Company uses the fair value measurement and disclosure guidance for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that management believes market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about assumptions market participants would use in pricing the asset or liability.

The Company believes its valuation methods are appropriate and consistent with other market participants; however, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of those instruments. Debt includes the following instruments: Revolving line of credit, Commercial loan, Financing agreement, Paycheck Protection Program (“PPP”) loan, Shareholder notes, and VIE Promissory Notes. Due to the variable nature and recent transaction dates of the Company’s debt instruments, the carrying value of the debt approximates the fair value of the debt using Level 2 inputs as defined under ASC Topic 820, Fair Value Measurement.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU 2016-02, including all the related amendments subsequent to its issuance, will supersede the current guidance for lease accounting. Lessees will be required to recognize a right-of-use (“ROU”) asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of the lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). This ASU is effective for annual reporting periods, beginning after December 15, 2021 and interim periods beginning after December 15, 2022. The Company is in the process of implementing the guidance.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance. This ASU increases transparency in financial reporting by requiring business entities to disclose in notes to their financial statements information about certain types of government assistance. This ASU requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance, such as a grant model within FASB ASC 958, Not-for-Profit Entities, or International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance: (1) information regarding the nature of the transactions and the method applied to account for the government assistance; (2) line items on the balance sheet and income statement that are affected by government assistance and applicable amounts; and (3) significant terms and conditions of the agreement, including commitments and contingencies. The guidance is effective for the Company for fiscal years beginning after December 15, 2021 and should be applied either (1) prospectively to all transactions with a government accounted for by applying a grant or contribution accounting model by analogy that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application, or (2) retrospectively to those transactions. Early adoption is permitted. The Company is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequently issued several supplemental ASUs (collectively, “ASC 326”). This ASU requires entities to estimate a lifetime expected credit loss for most financial assets, including trade and other receivables, other long-term financings including available for sale and held-to-maturity debt securities and loans. Subsequently, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amended the scope of ASC 326 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with ASC 842, Leases. This ASU will be effective for us on January 1, 2023. The Company is currently evaluating the effect the adoption of this ASU will have on our consolidated financial statements.

3. COVID-19 Pandemic

In response to the COVID-19 outbreak, we promptly convened a cross-functional COVID-19 task force comprised of the Company’s leaders to communicate with our employees concerning best practices and changes in Company policies and procedures. To mitigate the effects of the virus, the Company implemented a remote-work policy for administrative and support staff and distributed personal protective equipment for care providers across the country, who have continued to serve consumers throughout the pandemic.

ARPA Spending Plans

The American Rescue Plan Act of 2021 (“ARPA”), which became law on March 11, 2021, provides for local, territorial and Tribal governments to mitigate the fiscal effects of the COVID-19 public health emergency. Additionally, the law provides for a 10-percentage point increase in federal matching funds for Medicaid home and community based services (“HCBS”) from April 1, 2021, through March 31, 2022, provided the state satisfied certain conditions. States are permitted to use the state funds equivalent to the additional federal funds through March 31, 2025. States must use the monies attributable to this matching fund increase to supplement, not supplant, their level of state spending for the implementation of activities enhanced under the Medicaid HCBS in effect as of April 1, 2021.

For certain states, the Company must implement efforts and expend funds primarily for the further recruitment, retention and training of care providers and funds may be subject to recoupment if not expended or are expended on non-approved uses. In addition, the Company is required to properly and fully document the use of such funds in reports to the state in which the funds originated. The Company recognizes the state funding as income where there is reasonable assurance that it has complied with the conditions associated with the state funding. During the nine months ended September 30, 2022, the Company received state funding provided by the ARPA in an aggregate amount of $20.0 million. The Company recognized $12.3 million of this funding as offsets to non-discretionary expenses of an equal amount for the nine months ended September 30, 2022. The remaining $7.7 million of ARPA funds have been deferred as of September 30, 2022.

CARES Act

In response to COVID-19, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. Through the CARES Act, payments were authorized through the Public Health and Social Services Emergency Fund (“Provider Relief Fund” or “PRF”) for distribution to eligible providers who provided diagnoses, testing, or care for individuals with a possible or actual case of COVID-19, specifically to reimburse providers for healthcare related expenses related to the prevention of the spread of COVID-19, preparations for treating cases of COVID-19 positive patients and lost revenues attributable to COVID-19. The Company applied for and received a Small Business Administration (“SBA”) loan through the PPP in the amount of $10.0 million. On June 3, 2022, the Company received a letter from Bank of Montana stating that the PPP loan of $10.0 million has been fully forgiven by the SBA. See Note 7, Debt, for further discussion.

The U.S. Department of Health and Human Services’ interpretation of the underlying terms and conditions of such PRF payments, including auditing and reporting requirements, continues to evolve. Additional guidance or new and amended interpretations of existing guidance on the terms and conditions of such PRF payments may result in changes in the Company’s estimate of amounts for which the terms and conditions are reasonably assured of being met, and any such changes may be material. Additionally, any such changes may result in the Company’s inability to recognize additional PRF payments or may result in the derecognition of amounts previously recognized, which may be material.

4. Revenue

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

The Company’s revenue is primarily derived from sales of in-home care and related services to customers. The Company’s customers include individual consumers as well as managed care organizations and state government agencies (“Payors”) across the United States. All of the Company’s performance obligations are satisfied over time. The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see Note 11, Segments.

Agency With Choice

Under the AWC, or co-employment, model, the Company provides in-home care services to consumers through its employee network of care providers under guidelines agreed to with state government agencies and managed care organizations. The Company contracts directly with the recipient of the in-home care services (i.e., the consumer) and is the employer of record for each of the care providers. The Company actively recruits new care providers and performs all required pre-employment screening activities, such as, but not limited to, performing background checks and delivering training, prior to hiring each care providers and approving them to provide care services to consumers. The consumer acts as a “managing employer” and provides day-to-day oversight of the care providers as services are performed in accordance with the consumer’s care plan, which outlines the allowable services under Medicaid; however, the Company maintains the responsibility to evaluate workplace health and safety conditions, monitor delivery of care, address service issues and customer complaints, and continuously reassess a care provider’s employment status, maintaining the sole right to terminate a care provider for any reason at any time. Since the Company’s employees deliver the service and the Company has the ability to direct its employees in the performance of its service, the Company is primarily responsible for fulfilling the promise to provide the care services to the consumer. In addition, due to the nature of the Company’s contracts, the Company pays its employees through payroll on a regular basis prior to receiving payment for services rendered from a Payor, such as the state government agency or managed care organization, who pays consideration to the Company on behalf of the consumer. Though, in certain cases, the consumer may be responsible to pay for a component of the service, which is referred to as a co-payment. The Company maintains the authority to set the payroll rates paid to its care providers. As such, the Company controls the care service and presents revenue as it satisfies its performance obligation to provide the care services on a gross basis as a principal. Further, though the tasks performed on a daily basis may change, each hour of in-home care services is substantially the same and the consumer simultaneously receives and consumes the benefits as services are provided. As such, the Company’s single performance obligation under its AWC in-home care service contracts is comprised of a series of distinct service periods.

As the services are time-and-materials based, the fees represent variable consideration. The Company receives a single rate per increment of time of service rendered and such rates are either negotiated between the Company and the Payor or set through government regulations applicable to the jurisdiction in which the services are delivered. As the Company’s single performance obligation within its AWC customer contracts is comprised of a series of distinct service periods and the transaction price is comprised of variable consideration, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed. The uncertainty related to the consideration is resolved on an hourly basis as the Company satisfies its obligation to perform in-home care services, because the variable payments specifically relate to transferring the distinct service that is part of a series of distinct services (i.e., the hourly in-home care service), and the variable amount relates specifically to the Company’s efforts to satisfy that distinct hour of in-home care service.

Fiscal/Employer Agent

Under the F/EA model, the Company provides care management administrative services, which include payroll, billing and other administrative services, such as tax withholding, service-request processing and other services, to state government agencies, managed care organizations and individual consumers. As the care management administrative services allow for transaction processing, such as processing of service requests and payroll, the nature of the Company’s promise is an obligation of standing ready to perform the services. There is no limit to the number of transactions that can be processed nor does the quantity of transactions available to be processed diminish over time. There is not a substantial amount of uncertainty as to whether the transactions will occur, only an uncertainty as to the number of transactions that will be processed. In addition, there is no uncertainty in the Company’s obligation to make the services available each month. The Company is standing ready to provide the care management administrative services. As such, the Company’s obligation represents a single promise and is a single performance obligation. Though the types of transactions processed on a monthly basis may change, each month of care management administrative services is substantially the same and the consumer simultaneously receives and consumes the benefits as services are provided. The Company’s single performance obligation under its F/EA care management administrative service contracts is comprised of a series of distinct service periods.

In these arrangements, the Company receives a per member per month (“PMPM”) fee in return for performing its payroll, billing and other administrative services on an on-going basis as well as reimbursements for payroll amounts remitted by the Company to care providers. Under the FE/A model, care providers are non-employee, third parties. Consumers are the employer of record, oversee the care providers, negotiate wages and hold sole authority to terminate the providers’ employment. The Company is not primarily responsible for providing the care services and takes no responsibility for such services, and, therefore, does not control the care services provided by the care providers. The consumer and provider contract directly with each other, and the Company is not a party to those agreements. Accordingly, the Company presents revenue on a net basis, as an agent, with regard to the payroll fees collected from customers as reimbursement for amounts paid to the third-party care providers. For its care management administrative services, the Company presents revenue on a gross basis as a principal as the Company controls the services and no third-party is involved in the delivery of these services. In addition, PMPM fees represent variable consideration as the number of members may change on a monthly basis.

As the Company’s single performance obligation within its F/EA customer contracts is comprised of a series of distinct service periods and the transaction price is comprised of variable consideration, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed. The uncertainty related to the consideration is resolved on a monthly basis as the Company satisfies its obligation to perform care management administrative services, because the variable payments specifically relate to transferring the distinct service that is part of a series of distinct services, and the variable amount relates specifically to the Company’s efforts to satisfy that distinct month of care management administrative service.

Agency-Based Traditional

Under the ABT model, the Company, through its internal employees, provides in-home care to individuals through contracts with federal agencies, managed care organizations, or directly with individuals on a time-and-materials basis. Such contracts relate to a specified episode of care and are typically short term. The length of each episode of care represents the period in which the Company has enforceable rights and obligations. The Company’s performance obligation represents the delivery of a single specified in-home care service, which is comprised of a series of distinct time increments, such as hours or days of service. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Similar to the performance obligations within the Company’s AWC and F/EA contracts, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Other

The Company provides other services to customers, including the following:

Support Broker Services (“SBS”)

The Company provides customers with advisory and support services over an agreed upon contract term to an individual receiving self-directed care services, or their representative. Each contract contains a single performance obligation to provide the requested service. The Company’s performance obligation represents the delivery of a single advisory or support service, which is comprised of a series of distinct time increments, such as hours, of service. As the services are time-and-materials based, related fees represent variable consideration. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Similar to the performance obligations within the Company’s AWC, F/EA, and ABT contracts, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Support Service Training (“TRN”)

The Company provides training to care providers of state government agencies. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Each contract contains a single performance obligation to provide the requested service. The Company’s performance obligation represents the delivery of a single training service, which is comprised of a series of distinct time increments, such as hours, or units of service. As the services are time-and-materials based, related fees represent variable consideration. Similar to the Company’s other performance obligations, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Performance Obligations

The Company’s contracts include a single performance obligation. In satisfying the performance obligation within each contract, the Company may receive payment from the following sources: (i) state government agencies, (ii) Medicaid programs, (iii) managed care organization, (iv) commercial insurers and (v) individual patients. Services are typically billed on a bi-weekly or monthly basis and payments are due from customers based on contracted terms, typically within two months or less.

Variable Consideration

Amounts collected from all sources may be less than amounts billed due to implicit price concessions, resulting from client eligibility issues, insufficient or incomplete documentation, unauthorized services and other reasons unrelated to credit risk. Such price concessions represent variable consideration. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company estimates the amount of variable consideration at the expected value based on its assessment of legal enforceability, anticipated performance and a review of specific transactions, historical experience, market and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. There were no significant reversals of revenue due to change in estimates or material changes in variable consideration or the constraint on variable consideration between the periods presented.

In addition, substantially all Company revenue is derived from Medicaid reimbursement programs for the nine months ended September 30, 2022 and 2021. The laws and regulations governing the Medicaid programs are extensive and are subject to interpretation. While this revenue is not based on any type of cost adjustment basis involving retroactive adjustments, the programs are subject to audit, and recovery efforts may be implemented by the state if violations of program rules have occurred. The Company is aware the potential for recovery exists for any Medicaid provider. The Company adjusts its estimates of variable consideration for potential recoveries that may exist.

The Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less. The Company does not enter into contracts in which the period between payment by the customer and the transfer of the promised goods or services to the customer is greater than 12 months. In addition, the Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

The Company also applies the practical expedient in ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Costs to Fulfill a Contract

In November 2019, the Company entered into a contract in the State of Washington to provide services under the AWC model. The contract has an initial seven-year term from the date that operations began. Operations began in February 2022. In the years ended December 31, 2021 and 2020, the Company incurred costs to fulfill the contract. These costs consisted of labor, insurance premiums, supplies, interest expense on incremental borrowings from the Company’s line of credit, and rent expense incurred on leased building for employees performing setup activities.

The costs to fulfill the Washington contract totaled $11.0 million, enhance the resources of the Company that will be used in satisfying performance obligations in the future, and are expected to be recovered. Therefore, the Company capitalized these costs, which are reflected in fulfillment cost asset on the consolidated balance sheet. The total amounts capitalized, net of amortization, are $9.9 million and $10.1 million at September 30, 2022 and December 31, 2021, respectively.

Capitalized contract fulfillment costs will be amortized based on the transfer of services to which the assets relate, which is estimated to be seven years (original term of the Washington Contract), and are included in cost of services. For the nine months ended September 30, 2022, and 2021, the Company recorded amortization expense of $1.1 million and $0, respectively, on these capitalized contract costs. In addition, there was no impairment loss in relation to the costs capitalized.

5. Variable Interest Entities

Although the Company does not have an equity interest in Arizuma Holdings, LLC (“Arizuma”), 607 Southwest Higgins, LLC (“607 Southwest”), or Consumer Direct Grant Creek Campus, LLC (“CD Grant”), the Company has provided a financial guarantee on each of the respective debt arrangements used to finance each of these entities. Additionally, the shareholders of the aforementioned entities are also the majority shareholders of the Company, and thus Arizuma, 607 Southwest, CD Grant and the Company are determined to be entities under common control. Based on these factors, the Company has determined that it possesses an implicit variable interest in Arizuma, 607 Southwest, and CD Grant. The financial guarantees expose the Company to an obligation to absorb losses of the VIEs that would be more than insignificant for the VIEs due to the legal entities’ lack of other operational business activities. Furthermore, the Company determined that the Arizuma, 607 Southwest and CD Grant individual total equity investments are not sufficient to finance each company’s activity without additional subordinated financing resulting in each of these entities being considered a VIE.

Arizuma, 607 Southwest and CD Grant each hold a single real estate asset leased to one of the Company’s subsidiaries. In addition, through each of the leasing arrangements with the VIEs, the Company determined that it is the primary beneficiary because it has power to direct the significant activities of the VIEs, which include operations and maintenance of the properties and has economic exposure as the risk of loss is shared amongst the group as the debt that financed the underlying leased assets is guaranteed by the Company. As a result, Arizuma, 607 Southwest and CD Grant (collectively the “Consolidated VIEs”) are consolidated in the Company’s financial statements and all intercompany balances and transactions between the parties have been eliminated in the accompanying consolidated financial statements.

The Consolidated VIEs’ primary assets include property and equipment and primary liabilities include Promissory Notes. Total assets and liabilities included in the consolidated balance sheets for the Consolidated VIEs were $19.6 million and $22.8 million, respectively, as of September 30, 2022 and $20.1 million and $23.6 million, respectively, as of December 31, 2021.

For more information on the Company’s Consolidated VIEs, see Note 2, Summary of Significant Accounting Policies and Note 7, Debt.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	September 30, 2022	December 31, 2021
Washington PTO receivable	$41,017	$—
Prepaid insurance	960	2,196
Cloud computing arrangement	2,917	4,552
Prepaid technology expenses	2,248	966
Prepaid employee benefits	288	—
Prepaid taxes	853	1,681
Other current assets	637	71

Total prepaid expenses and other current assets	$48,920	$9,466

7. Debt

The carrying value of debt consists of the following (in thousands):

	September 30, 2022	December 31, 2021
Revolving line of credit – related party	$—	$30,750
Commercial loan	763	809
Financing agreement	2,231	2,628
PPP loan – related party	—	8,907
Shareholder notes – related party	5,834	6,037
VIE Commercial loan	259	265
VIE Promissory notes – related party	21,827	22,650
Capital lease obligation	32	73

Total debt	$30,946	$72,119
Less: unamortized fees	(72)	(66)
Less: unamortized fees – related party	(1,088)	(1,450)
Less: current portion of long-term debt	(2,343)	(2,759)
Less: current portion of long-term debt – related party	(1,440)	(34,761)

Long-term debt, net of current portion	936	1,025
Long-term debt, net of current portion – related party	$26,227	$33,574

Revolving Line of Credit – Related Party

In July 2020, the Company established a revolving line of credit with Bank of Montana, a related party as further described in Note 12, Related Parties, which provided a maximum committed amount of $15.0 million. In September 2021, the maximum commitment limit on the revolving line of credit was increased to $45.0 million, which represents the maximum commitment limit as of September 30, 2022. In addition, the revolving line of credit agreement generally limits borrowing to a factor of accounts receivable outstanding at any given time, up to the maximum commitment limit.

The revolving line of credit interest rate is stated at prime, as published by the Wall Street Journal, plus 3.24%, but at no time less than 6.49% (9.49% at September 30, 2022). The revolving line of credit is secured by accounts receivable, equipment and the personal guarantees of the Company’s shareholders.

The balance outstanding on this revolving line of credit was $0 million and $30.8 million as of September 30, 2022 and December 31, 2021, respectively. In addition, the Company pays a facility fee equal to 0.375% of the maximum commitment limit amount on the first day of each calendar quarter. Unpaid principal, together with all accrued and unpaid interest are due and payable in full at the line of credit maturity date.

The Company uses the advances from the revolving line of credit to provide funds to subsidiaries. Additionally, the funds of subsidiaries are used to make repayments on the revolving line of credit. These transactions are reflected on the subsidiary financial statements as Due from Affiliate and Due to Affiliate for fund transfers with the Company. All advances and repayments on the revolving line of credit are reported on the consolidated financial statements of the Company.

Direct and incremental fees and costs incurred associated with the issuance of the revolving line of credit and subsequent increases to the maximum commitment limit have been capitalized and are being amortized through the line of credit maturity date, currently July 1, 2024.

The revolving line of credit agreement states the Company will not (a) increase, or change in any beneficial way to the recipient, the current compensation for services, including all salaries, bonuses, incentives, loans or other consideration to: any of the individual guarantors, regardless of capacity, or any affiliate or immediate family members of the foregoing, or (b) pay or make dividends or distributions, of cash or otherwise, or make a loan or provide other consideration to any of the individual guarantors, regardless of capacity, or any affiliate or immediate family member of any of the individual guarantors, that in total exceeds $750,000 during any calendar year, provided however, the forgoing $750,000 shall not include dividends or distributions paid in amounts reasonably necessary to cover the income tax liability directly associated with the ownership of the Company. The Company was in compliance with these covenants as of September 30, 2022 and December 31, 2021.

Commercial Loan

On December 14, 2021, the Company entered into a commercial loan agreement (the “Commercial Loan”) with Montana Community Development Corporation dba MoFi (“MoFi”). The Company borrowed a total of $0.8 million under the Commercial Loan. The Company will utilize the proceeds from the Commercial Loan for general working capital purposes.

The Commercial Loan bears interest at a fixed rate of 6.0% per annum and has a maturity date of December 15, 2031. Principal and interest payments will be made in equal monthly amounts through the maturity date, commencing on January 15, 2022. The loan may be prepaid by the Company at any time without premium or penalty. The loan is guaranteed by owners of the Company and are collateralized by certain assets of the Company.

Financing Agreement

In November 2019, the Company entered into a Financing Agreement (the “Financing Agreement”) with Key Equipment Finance (“KEF”), whereas disbursements from the Financing Agreement would be used to pay for the Company’s software-as-a-service applications as part of the Master Subscription Agreement (“MSA”) entered into between the Company and the service provider. The Company directed KEF to advance the disbursements to the service provider based on the respective disbursement dates as set forth in the Financing Agreement, on the Company’s behalf and in satisfaction of the Company’s obligation under the MSA.

On March 31, 2021, the Company entered into a New Financing Agreement (“KEF Financing Agreement”) with KEF that replaced the Financing Agreement with disbursements used to satisfy the Company’s obligation with the service provider under the MSA. Under the New Financing Agreement, the Company will finance a total amount of $9.5 million which will be payable in nine monthly installments of $0.3 million commencing on March 30, 2021 and thirteen monthly installments of $0.6 million commencing on January 30, 2022. As of September 30, 2022 and December 31, 2021, the principal outstanding under the new financing agreement was $2.2 million and $2.6 million, respectively. The New Financing Agreement is secured by a security interest in the licenses granted under the MSA.

PPP Loan – Related Party

As a result of the COVID-19 pandemic and the subsequent legislation passed within the CARES Act of 2020, the Company applied for and received an SBA loan through the PPP. On April 5, 2020, a loan in the amount of $10.0 million was granted to the Company under the PPP program, which was funded by Bank of Montana. The loan was unsecured with a fixed interest rate of 1.0% per annum. The PPP loan was used primarily for payroll-related costs, lease, and utility payments.

The PPP loan was scheduled to mature on April 5, 2025. In accordance with Section 3 of the Flexibility Act, enacted in June 2020, the PPP loan was no longer in the deferment period as of July 21, 2021, and principal and interest payments began on August 1, 2021. On June 3, 2022, the Company received a letter from Bank of Montana stating that the PPP loan of $10.0 million has been fully forgiven by the SBA.

Shareholder Notes – Related Party

In June 2020, the Company entered into unsecured and subordinated notes with three shareholders (the “Shareholder Notes”) for an aggregate amount of $5.1 million. The Shareholder Notes bear interest at a rate per annum of 6.99% from the issue date through September 30, 2023 and, at a rate per annum equal to the greater of (i) 6.99% or (ii) commencing as of the issue date, an amount equal to (x) the Federal Home Loan Bank of Des Moines five year long-term regular fixed rate advance rate in effect plus (y) 450 basis points, as of July 1, 2023 and as of every third anniversary of July 1 thereafter. The maturity date of the Shareholder Notes is August 1, 2030.

On October 26, 2020, the unsecured and subordinated notes were amended and the amount of borrowings was increased to $6.4 million and the maturity date on the Shareholder Notes was changed to November 1, 2030. The monthly payments on the Shareholder Notes were also increased to $0.1 million starting on March 1, 2021.

The outstanding balance on the Shareholder Notes was $5.8 million and $6.0 million as of September 30, 2022 and December 31, 2021, respectively.

The Company may prepay the Shareholder Notes at any time, in whole or in part, without premium or penalty.

VIE Commercial Loan

On November 24, 2015, CD Grant entered into a commercial loan agreement (the “2015 Commercial Loan”) with MoFi and borrowed a total of $350,000. CD Grant utilizes the proceeds from the Commercial Loan for general working capital purposes. The 2015 Commercial Loan bears interest at a fixed rate of 3.0% per annum and has a maturity date of November 15, 2035. Principal and interest payments are made in equal monthly amounts through the maturity date. The loan may be prepaid by the Company at any time without premium or penalty. The loan is guaranteed by owners of the Company and is collateralized by certain assets of the Company. The outstanding balance on the 2015 Commercial Loan was $259,000 and $265,000 as of September 30, 2022 and December 31, 2021, respectively.

VIE Promissory Notes – Related Parties

The Consolidated VIEs entered into various promissory note agreements (the “Promissory Notes”) with Bank of Montana (the “Lender”), a related party as further described in Note 12, Related Parties. The Promissory Notes were used to finance the Consolidated VIEs, including the leased property. See Note 5, Variable Interest Entities, for details. The Promissory Notes may be prepaid by the Company at any time and are collateralized by certain assets of the Company. Debt issuance costs related to these Promissory Notes are not material.

Promissory Note – June 2020

On June 25, 2020, CD Grant entered into a Promissory Note. The principal and interest is paid in monthly installments of $65,000 and a balloon payment of $3.3 million and any unpaid interest is due on July 1, 2030, the maturity date. The loan has a fixed interest rate of 5.5%.

On September 24, 2020, the Promissory Note – June 2020 was amended (the “Amendment”) and the amount of the borrowing was increased to $8.1 million and the monthly payments were also increased to $74,000. The Amendment to the loan was considered a modification for accounting purposes. Issuance costs relating to the Amendment were not material. The outstanding balance was $7.4 million and $7.7 million as of September 30, 2022 and December 31, 2021, respectively.

Promissory Note – September 2017

On September 1, 2017, CD Grant entered into a Promissory Note, of which the Lender sold an 80% interest to Montana Board of Investments (“MBOI”) (the “MBOI Portion”) on September 1, 2017. The loan matures on September 1, 2037.

Both the MBOI Portion and the remaining 20% of the principal balance of the loan not funded by the MBOI (the “Lender Portion”) have a different interest rate. The interest rate on the MBOI Portion is 2.84% which is subject to adjustment in accordance with the MBOI Commercial Loan Policy. The interest rate on the Lender Portion was 6.99% through September 30, 2022. On September 1, 2023 and every subsequent five-year anniversary, the interest rate on Lender Portion will be adjusted to (i) Federal Home Loan Bank of Des Moines five year Long-term Regular Fixed Rate Advance plus (ii) 350 basis points. At no time will the interest rate be less than 5.11%. For any increase in Lender Portion interest rate, the payment may be increased at the option of the Lender. The principal and interest are paid in monthly installments of $96,000 beginning October 1, 2017 subject to adjustment per the terms of the agreement. The outstanding balance was $13.3 million and $13.8 million as of September 30, 2022 and December 31, 2021, respectively.

Promissory Note – May 2017

On May 31, 2017, 607 Southwest entered into a Promissory Note. The principal and interest is paid in monthly installments of $7,000 and a balloon payment of $353,000 plus any unpaid interest is due on June 1, 2027, the maturity date. The promissory note is prepayable at any time subject to a prepayment premium. The loan has a fixed interest rate of 5.5%. The outstanding balance was $597,000 and $631,000 as of September 30, 2022 and December 31, 2021, respectively.

Promissory Note – May 2015

On May 13, 2015, Arizuma entered into a Promissory Note. The principal and interest is paid in monthly installments of $5,000 and a balloon payment of $454,000 plus any unpaid interest is due on June 1, 2025, the maturity date. The interest rate was 5.49% through September 1, 2022. On September 1, 2027 and every subsequent five-year anniversary, the interest rate will be adjusted to (i) Federal Home Loan Bank of Seattle five -year Long-term Fixed Rate Bullet plus (ii) margin of 3.55% subject to certain adjustment per the agreement. The outstanding balance was $535,000 and $556,000 as of September 30, 2022 and December 31, 2021, respectively.

Capital Lease Obligation

The Company’s debt arising from capital lease obligations primarily relates to network equipment. The Company leases network equipment over a three period (expiring through 2023) and accounts for it as a capital lease. The balance of the Company’s capital lease obligations was $32,000 and $73,000 at September 30, 2022 and December 31, 2021, respectively.

8. Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	September 30, 2022	December 31, 2021
Accrued insurance	$1,935	$1,982
Deferred revenue	$1,143	—
Subscription fees	—	1,250
Deferred rent	309	317
Gross receipts tax	328	246
Other current liabilities	71	95

Total other current liabilities	$3,786	$3,890

9. Retirement Plan

The Company offers a 401(k) defined contribution plan for its employees who have completed 90 days of employment. Under the provisions of the 401(k) plan, employees may elect to defer pre-tax amounts to the plan up to 100% of their annual compensation, not to exceed the annual limitations set by the Internal Revenue Service. The Company match for this plan is at the discretion of the Board of Directors each year. No matching contributions were made for the nine months ended September 30, 2022 and September 30, 2021.

10. Commitments and Contingencies

Legal Proceedings

The Company is a party to various legal and administrative proceedings arising out of the operation of our programs in the ordinary course of business. The Company accrues for such contingencies to the extent it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. The Company does not believe the ultimate liability, if any, for outstanding proceedings or claims, individually or in the aggregate, in excess of amounts already provided, will have a material adverse effect on the consolidated financial condition, results of operations or cash flows. It is reasonably possible an adverse determination might have an impact on a particular period. The Company believes the provision for legal contingencies is adequate, the outcome of legal proceedings is difficult to predict and the Company may settle legal claims or be subject to judgments for amounts that exceed estimates.

Government Regulations

The health care industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not limited to matters such as licensure, accreditation, government health care program participation requirements, reimbursement for patient services and Medicaid fraud and abuse. Recently, government activity has increased with regard to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violations of these laws and regulations could result in expulsion from government health care programs, as well as the imposition of significant fines and penalties and repayments for patient services previously billed. Management is unaware of any fraud or violation of laws and regulations related to Medicaid patient services.

Third-Party Audits and Revenue

Substantially all Company revenue is derived from Medicaid reimbursement programs for the nine months ended September 30, 2022 and 2021. The laws and regulations governing the Medicaid programs are extensive and are subject to interpretation. While this revenue is not based on any type of cost adjustment basis involving retroactive adjustments, the programs are subject to audit, and recovery efforts may be implemented by the state if violations of program rules have occurred. The Company is aware the potential for recovery exists for any Medicaid provider.

Insurance and Claims

The Company purchases professional and general liability insurance plus umbrella coverage to cover medical malpractice and general liability claims. Claims from unknown incidents may yet be asserted in the future arising from services provided from the date of inception to September 30, 2022.

Operating Leases Commitments

The Company currently leases office facilities under non-cancelable lease agreements, which are accounted for as operating leases, expiring on various dates through 2037 and include leases with escalating rent payments. Total rent expense was approximately $1.6 million and $1.0 million included in general and administrative expenses in the consolidated statements of operations for the nine months ended September 30, 2022 and 2021, respectively. Operating lease expense is recognized on a straight-line basis over the terms of the respective leases.

The approximate future minimum operating lease payments as of September 30, 2022, are as follows (in thousands):

2022	$381
2023	1,365
2024	1,218
2025	832
2026	512
Thereafter	813

Total	$5,121

11. Segments

The CODM views the Company as five operating segments and allocates resources and makes decisions based on the gross profit of each of these operating segments of the Company. Based on the operations of the business, the decision-making process, and the criteria for assessing performance outlined by ASC Topic 280, Segments (“ASC 280”), the Company concluded that reporting separate information about the operating segments Support Broker Services and Support Service Training does not enhance the financial statement user’s understanding of the business. The Company has concluded that, using the quantitative thresholds established by ASC 280, for reporting purposes the operating segments Support Broker Services and Support Service Training may be combined in an “Other” category. As a result, the Company has three reportable segments and an “Other” category.

The tables below set forth information about the Company’s reportable segments for the nine months ended September 30, 2022 and 2021. The CODM evaluates performance and allocates resources based on the gross profit of each reportable segment, which includes net service revenue directly attributable to the specific segment and all costs of service directly attributable to the specific segment, excluding depreciation and amortization, administrative expenses, and all indirect corporate expenses. Segment assets are not reviewed by the company’s CODM and therefore are not disclosed in the table below (in thousands):

	For the Nine Months Ended September 30, 2022
	AWC	F/EA	ABT	Other	Total
Net service revenue	$1,085,787	$31,760	$12,919	$2,657	$1,133,123
Cost of services	970,139	—	8,978	—	979,117

Gross profit	$115,648	$31,760	$3,941	$2,657	$154,006

	For the Nine Months Ended September 30, 2021
	AWC	F/EA	ABT	Other	Total
Net service revenue	$24,260	$28,799	$12,224	$2,608	$67,891
Cost of services	16,500	—	8,485	—	24,985

Gross profit	$7,760	$28,799	$3,739	$2,608	$42,906

12. Related Parties

Related Party Debt

The Company’s shareholders own a material interest in Bank Corp of Montana, the holding company of Bank of Montana. As a result, Bank of Montana is a related party. See Note 7, Debt, for details on the Revolving Line of Credit and PPP Loan.

13. Shareholders’ Equity

Common Shares

The Company has one class of common stock and is authorized to issue 50,000 shares of common stock. As of September 30, 2022 and December 31, 2021, there were 3,000 shares of common stock issued and outstanding.

Non-Controlling Interests

In March of 2019, the Company, together with Home Care Worker Purpose Trust (“HCT”), a Delaware Noncharitable Purpose Trust, formed a joint venture in Consumer Direct Care Washington, LLC (“CDWA”). The Company owns 80% of CDWA and HCT owns the remaining 20%. The Company consolidates CDWA based on control, with the remaining 20% interest accounted for as non-controlling interests. No contributions were received from or distributions made to non-controlling interests for the nine months ended September 30, 2022 and September 30, 2021.

Non-Controlling interest also includes 100% of the Consolidated VIEs as the Company does not have an equity interest in those entities. See Note 5, Variable Interest Entities, for more details.

14. Subsequent Events

The Company evaluated subsequent events through December 6, 2022, the date the consolidated financial statements were available to be issued.

Guarantor and Co-Borrower Release Relating to the Consolidated VIE Debt

On October 10, 2022, Bank of Montana granted CDH a full release of all financial guarantees and co-borrower obligations associated with the debt of the Consolidated VIEs subject to the closing of the Business Combination.

Consolidated VIE lease amendments

Effective October 14, 2022, CDH and the Consolidated VIEs entered into a lease addendum to remove the renewal term included in each lease arrangement between CDH’s subsidiaries and the Consolidated VIEs as noted in Note 5, Variable Interest Entities.

Report of Independent Registered Public Accounting Firm

Board of Directors

Consumer Direct Holdings, Inc. and Subsidiaries

Missoula, Montana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Consumer Direct Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2022.

Chicago, Illinois

October 19, 2022

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents (amounts related to VIE of $754 and $541, respectively)	$27,110	$24,531
Restricted cash	20,456	16,147
Accounts receivable	37,945	33,058
Prepaid expenses and other current assets	9,466	10,490

Total current assets	94,977	84,226
Property and equipment, net (amounts related to VIE of $19,333 and $20,295, respectively)	33,751	28,667
Fulfillment cost asset	10,120	989
Deferred transaction costs	254	—
Other assets	487	652

Total assets	$139,589	$114,534

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,726	2,289
Accrued payroll expenses	22,543	16,481
Current portion of long-term debt	2,693	3,024
Current portion of long-term debt—related party	33,311	17,517
Agency fund obligations	20,456	16,147
Other current liabilities	3,890	1,858

Total current liabilities	86,619	57,316
Long-term debt, net of current portion	1,025	346
Long-term debt, net of current portion—related party	33,574	38,687
Other liabilities	649	680

Total liabilities	121,867	97,029

Commitments and contingencies (Note 12)
Shareholders’ equity
Common stock, $0 par value, 50,000 shares authorized, 3,000 shares issued and outstanding	—	—
Additional paid-in capital	15,413	15,413
Retained earnings	5,966	5,027

Total Consumer Direct Holdings, Inc. shareholders’ equity	21,379	20,440
Non-controlling interests (deficit)	(3,657)	(2,935)

Total shareholders’ equity	17,722	17,505

Total liabilities and shareholders’ equity	$139,589	$114,534

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Years Ended December 31,
	2021	2020
Net service revenue	$94,181	$93,131
Cost of services	35,935	38,160

Gross profit	58,246	54,971

Selling, general and administrative expenses	57,240	50,188
Depreciation and amortization	2,756	2,593

Operating (loss) income	(1,750)	2,190

Interest expense, net	(3,152)	(1,945)
Other income, net	6,395	10,644

Net income	1,493	10,889
Net loss attributable to non-controlling interests	(1,271)	(164)

Net income attributable to Consumer Direct Holdings, Inc.	$2,764	$11,053

Earnings per share attributable to Consumer Direct Holdings, Inc. shareholders:
Basic and diluted	$921.33	$3,684.33
Weighted average shares outstanding:
Basic and diluted	3,000	3,000

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(In thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Retained (Deficit) Earnings	Consumer Direct Holdings, Inc. Shareholders’ Equity	Non- controlling (Deficit) Interests	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2019	3,000	$—	$15,413	$(4,882)	$10,531	$4,158	$14,689
Contributions	—	—	—	—	—	498	498
Distributions	—	—	—	(1,144)	(1,144)	(7,427)	(8,571)
Net income (loss)	—	—	—	11,053	11,053	(164)	10,889

Balance at December 31, 2020	3,000	—	15,413	5,027	20,440	(2,935)	17,505

Contributions	—	—	—	—	—	642	642
Distributions	—	—	—	(1,825)	(1,825)	(93)	(1,918)
Net income (loss)	—	—	—	2,764	2,764	(1,271)	1,493

Balance at December 31, 2021	3,000	$—	$15,413	$5,966	$21,379	$(3,657)	$17,722

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands, except share and per share data)

	Years Ended December 31,
	2021	2020
Cash Flows from Operating Activities:
Net income	$1,493	$10,889
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,756	2,593
Non-cash interest expense	514	189
(Gain) loss on disposal of assets	(10)	—
Changes in operating assets and liabilities:
Accounts receivable	(4,887)	(3,212)
Prepaid expenses and other current assets	1,024	(3,106)
Fulfillment cost asset	(9,131)	(989)
Accounts payable	578	(3,052)
Accrued payroll expenses	6,062	(5,429)
Other current liabilities	2,032	484
Other assets and liabilities	24	673

Net cash provided by (used in) operating activities	455	(960)
Cash Flows from Investing Activities:
Addition of property and equipment	(6,861)	(4,382)

Net cash used in investing activities	(6,861)	(4,382)
Cash Flows from Financing Activities:
Increase in agency fund obligations	4,309	10,812
Payments of deferred transaction costs	(254)	—
Payments on term loan	—	(2,669)
Proceeds from revolving line of credit – related party	223,550	43,070
Payments on revolving line of credit – related party	(210,517)	(25,353)
Proceeds from VIE promissory notes – related party	—	8,439
Payments on VIE promissory notes – related party	(1,049)	(1,570)
Payments on VIE promissory notes	(13)	(15)
Proceeds from commercial loan	808	—
Proceeds from financing agreement	2,705	3,886
Payments on financing agreement	(3,034)	(3,340)
Proceeds from PPP loan – related party	—	10,000
Payments on PPP loan – related party	(1,093)	—
Proceeds from shareholder notes – related party	—	6,425
Payments on shareholder notes – related party	(254)	(134)
Repayments of capital lease obligations	(51)	(61)
Debt issuance costs	(537)	(1,658)
Contributions from non-controlling interests	642	498
Distributions	(1,918)	(8,571)

Net cash provided by financing activities	13,294	39,759

Net change in cash, cash equivalents and restricted cash:	6,888	34,417
Cash, cash equivalents, and restricted cash at beginning of year	40,678	6,261

Cash, cash equivalents, and restricted cash at end of year	$47,566	$40,678

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets

	Years Ended December 31,
	2021	2020
Cash and cash equivalents	$27,110	$24,531
Restricted cash, and restricted cash equivalents	20,456	16,147

Total cash, cash equivalents, and restricted cash	$47,566	$40,678

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,152	$1,938
Non-cash transactions:
Equipment financed with notes payable	—	158
Property and equipment held in accounts payable	$859	$995

The accompanying notes are an integral part of these consolidated financial statements.

Consumer Direct Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business

Consumer Direct Holdings, Inc., and its wholly owned subsidiaries (the “Company,” “CDH,” “we” or “our”) is a Montana corporation under Subchapter S of the Internal Revenue Service that provides in-home, personal care services through trained and screened staff (“care providers,” or “providers”) to the elderly and other individuals with chronic conditions or disabilities. Company operations originally began in 1990 and were brought together under the CDH holding company in 2014 and 2015.

CDH is a self-directed personal care network supporting aging adults and individuals with disabilities to live in their homes and communities by expanding choice and control. CDH is committed to the philosophy of self-direction and autonomy for in-home personal care services, and provides services and supports helping people and families of all ages, including children, older adults, and people with disabilities, remain safe, healthy and independent in their own home.

On September 28, 2022, the Company signed an agreement and plan of merger (the “Merger Agreement”) with DTRT Health Acquisition Corp. (“DTRT”), a publicly traded SPAC, that, when and if consummated, will lead to a series of transactions resulting in the Company becoming a public company (the “Business Combination”).

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as codified in the Accounting Standards Codification (“ASC”) by the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries and all entities in which the Company has a controlling financial interest. All intercompany balances and transactions between the consolidated subsidiaries comprising the Company have been eliminated in the accompanying consolidated financial statements.

Variable Interest Entities

ASC 810, Consolidation, requires an analysis to determine (a) whether an entity in which the Company holds a variable interest (“VI”) is a variable interest entity (“VIE”) and (b) whether the Company has a controlling financial interest. An entity is a VIE if any one of the following conditions exist: (i) the legal entity does not have sufficient equity investment at risk, (ii) the equity investors at risk, as a group, lack the characteristics of a controlling financial interest, or (iii) the legal entity is structured with disproportionate voting rights.

A controlling financial interest is defined as having both (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company evaluates its ownership, contractual and other interest in entities to determine if the Company holds any VIs and if it does, whether the entities in which it holds VIs are VIEs and therefore whether to apply the VIE model. Entities in which the Company holds a VI that do not qualify as VIEs are evaluated for consolidation as voting interest entities (“VOE”) under the voting model. The Company consolidates all VIEs in which it holds a controlling financial interest, and all VOEs that it controls through a majority voting interest or through other means. The Company evaluates whether an entity is a VIE when reconsideration events, as outlined in ASC 810 occur.

As a public business entity, the Company is required to apply the VIE guidance to legal entities under common control and may no longer apply the private company accounting alternative. As a result, the Company’s VIEs have been consolidated in the historical financial statements presented.

For more information on the Company’s VIEs, see Note 5, Variable Interest Entities and Note 8, Debt.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Significant estimates used by the Company include the useful lives for depreciable and amortizable assets and workers’ compensation reserve. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgment about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Earnings Per Share

The Company uses the two-class method to calculate the basic and diluted earnings per share. The Company only has one class of common stock and had no dilutive instruments for the years ended December 31, 2021 and 2020.

Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid debt instruments with an original maturity of three months or less. The Company maintains its cash deposits in financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At times, certain bank deposits exceed FDIC insured limits. Although the Company has exceeded the federally insured limit, it has not incurred losses related to these deposits. Management monitors the Company’s accounts with these institutions to minimize credit risk.

Restricted Cash

Restricted cash includes agency deposits maintained in financial institutions which are insured by the FDIC up to $250,000. At times, certain bank deposits exceed FDIC insured limits. Although the Company has exceeded the federally insured limit, it has not incurred losses related to these deposits. Management monitors the Company’s accounts with these institutions to minimize credit risk. Certain agreements held by the Company allow for prefunding of direct program costs. The Company receives these deposits and disburses funds to the care providers on behalf of the payor.

Agency Fund Obligations

Agency fund obligations represent the Company’s contractual obligations to disburse funds to care providers on behalf of the payor and are recorded in the accompanying consolidated balance sheet at the time the Company obtains the funds from payors. The agency fund obligations represent the liabilities that will be remitted to the appropriate care providers within one year of the balance sheet date.

Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, restricted cash, and accounts receivable. We place our cash, cash equivalents, and restricted cash with major financial institutions. At December 31, 2021 and 2020, and throughout the years ended, we had deposits in excess of FDIC limits. Credit sales are made primarily to state Medicaid programs or managed care companies which account for a substantial portion of our accounts receivable. While such receivables are not collateralized, we evaluate their collectability based on several factors including customers’ payment history.

Accounts Receivable

The Company reports accounts receivable from services rendered at their estimated transaction price, which includes price concessions based on the amounts expected from payors. The Company’s accounts receivable are uncollateralized and consist of amounts due from Medicaid, managed care organizations, and patients. The credit risk from other payors is limited due to the significance of Medicaid as the primary payor. The Company believes the credit risk associated with its Medicaid accounts is limited due to (i) the historical collection rate from Medicaid and (ii) the fact that Medicaid is a U.S. government payor. The Company does not believe that there are any other significant concentrations from any particular payor that would subject it to any significant credit risk in the collection of patient accounts receivable.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation expense is recognized over the estimated useful life of the assets using the straight-line method. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheet and any resulting gain or loss is recognized in the consolidated statement of operations for the respective period.

The estimated useful lives of the Company’s property and equipment:

Buildings	25 to 40 years
Office equipment and furniture	5-7 years
Software	3 years
Computers and equipment	5 years
Leasehold improvements	Lessor of 7 years or lease term
Vehicles	5 years

Additions and improvements (including interest costs for construction of qualifying long-lived assets) are capitalized.

Finite-Lived Intangible Assets

The Company amortizes finite-lived intangible assets, which consist of customer relationships, over their estimated useful lives using the straight-line method, and we periodically evaluate the remaining useful lives of our finite-lived intangible assets to determine whether events or circumstances warrant a revision to the remaining period of amortization.

The Company’s customer relationships were deemed to have a life of five years. Amortization expense for the years ended December 31, 2021 and 2020 was $110,200. The carrying amount of definite-lived intangible assets were $211,217 and $321,417 at December 31, 2021 and 2020, respectively.

The estimated future amortization of the Company’s finite-lived intangible assets as of December 31, 2021, is $110,200 and $101,017 for 2022 and 2023, respectively.

Cloud Computing Arrangement

Implementation costs incurred in a cloud computing arrangement that is a service contract are capitalized and recorded in prepaid expenses and other current assets and other noncurrent assets on the consolidated balance sheets. Capitalized implementation costs include external professional service costs and internal personnel costs related to technical development. Post-implementation training and maintenance costs are expensed as incurred. For the years ended December 31, 2021, and 2020, $6.5 million and $4.8 million of cloud computing implementation costs were capitalized, respectively. Capitalized cloud computing implementation costs are amortized on a straight-line basis over the expected term of the arrangement, which is deemed to be three years. For the years ended December 31, 2021 and 2020, amortization expense was $1.6 million and $0.3 million, respectively. Cloud computing arrangements are tested for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. No indications of impairment were identified during the years ended December 31, 2021 and 2020.

Internally-Developed Software

Software development costs for internal-use software are capitalized once the project is in the application development stage in accordance with the accounting guidance for internal-use software. These capitalized costs include external direct costs of services consumed in developing or obtaining the software and personnel expenses for employees who are directly associated with the development. Capitalization of these costs concludes once the project is substantially complete, and the software is ready for its intended purpose. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the estimated useful life of three years.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to result from the use of the assets or group expected to result from its use and eventual disposition. If the undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset or asset group. No indications of impairment were identified during the years ended December 31, 2021 and 2020.

Deferred Rent

The Company accounts for leases under the provisions of ASC 840, Leases, which requires that leases be evaluated at their inception as either operating or capital leases, and may receive renewal or expansion options, rent holidays, leasehold improvement allowances and other incentives on certain lease agreements. Leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. The Company recognizes operating lease costs on a straight-line basis over the term of the agreement. Rent expenses in excess of cash paid during the reporting period are recognized as a deferred rent liability and amortized over the remaining term of the agreement.

Workers’ Compensation Reserve

The Company bears significant risk under its large-deductible workers’ compensation insurance program. The liability is established for long-term stability in the consolidated financial statements and is an estimate for future claims and is established based on claim experience from prior years. Due to its long-term nature, the account remains stable over time and is not reduced for current payments on claims. Therefore, management has elected to classify the entire liability as long-term in the consolidated financial statements. The Company recognizes its obligations associated with this program in the period the claim is incurred.

Debt Issuance Costs

Costs directly associated with obtaining debt financing are deferred and amortized over the term of the related debt agreement using the straight line approach or the effective interest method for the revolving line of credit and term debt, respectively. Unamortized amounts related to long-term debt are reflected on the consolidated balance sheets as a direct deduction from the carrying amounts of the related long-term debt liability.

Non-Controlling Interests

Non-controlling interests represent the portion of assets and liabilities in a consolidated subsidiary owned by a third party. Non-controlling interests in subsidiaries are reported as a component of equity in the consolidated financial statements. See Note 14, Shareholders’ Equity, for additional discussion regarding non-controlling interests.

Revenue Recognition

Revenue is recognized based on the transaction price, which is determined based on the consideration specified in a contract with a customer that the Company expects to be entitled to, excluding any amounts collected on behalf of third parties. The transaction price is comprised of variable consideration, as services are time-and-materials based and amounts collected may be less than amounts billed due to implicit price concessions. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes revenue when it transfers control of a performance obligation to a customer, which occurs over time as the service is performed. Determining the method and amount of revenue to recognize requires judgment by management. Judgments include determining whether the Company is the principal or agent with respect to performance obligations. If the Company determines it is the principal, it records revenues on a gross basis and if the Company determines it is the agent, it records revenue at the net amount that it retains for its service. The Company is the principal if it controls the service prior to it being transferred to the client. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. See Note 4, Revenue, for further information.

Cost of Services

We incur direct care wages, payroll taxes and benefit-related costs in connection with providing our services. We also provide workers’ compensation coverage for our employees. Employees are also reimbursed for their travel time and related travel costs in certain instances.

Advertising Cost

The Company expenses the costs of advertising and promotions as incurred and reports these costs in selling, general and administrative expenses. Advertising costs represent print, registration fees and trade, online and other advertising costs. Advertising and promotional expenses totaled approximately $43,000 and $52,000 for the years ended December 31, 2021 and 2020, respectively.

Gross Receipts Tax

The Company is subject to gross receipts tax in various states. The gross receipts tax is included as an expense within selling, general and administrative expenses in the consolidated statements of operations. Gross receipts taxes were $1.8 million and $1.6 million for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company is subject to the provisions of Subchapter S of the Internal Revenue Code as a consolidated entity. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, each shareholder is liable for individual federal and state income taxes on the Company’s taxable income.

Deferred Transaction Costs

Deferred transaction costs consist of direct incremental legal, consulting and accounting fees relating to the merger transaction, as discussed in Note 1, Description of Business, which are capitalized and will be recorded as a reduction to the issuance of equity arising from the consummation of the merger transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of December 31, 2021, the Company has deferred such costs amounting to $0.3 million, which are included in other non-current assets in the consolidated balance sheet. No such costs were incurred during the year ended December 31, 2020. See Note 15, Subsequent Events, for more details on the Business Combination.

Segments

Operating segments are defined as components of an enterprise where discrete financial information is available and evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has identified five operating segments and three reportable segments, Agency With Choice (“AWC”), Fiscal/Employer Agent (“F/EA”), and Agency-Based Traditional (“ABT”).

In the AWC segment, the consumer serves as the managing employer to select, train, and dismiss care providers, while the Company serves as the employer of record and assists directly in the provision of care and training of care providers. This segment is also referred to as a co-employment model. In the F/EA segment, the consumer is the legal employer, and the Company is contracted primarily by state Medicaid agencies or managed care organizations to process payroll, to fund and distribute paychecks, and to administer the setup of the consumer as the legal employer. Under the ABT segment, the Company is the legal and managing employer of the care providers responsible for recruiting, hiring, managing, and dismissing care providers on behalf of clients, while the consumer may choose to interview and select care providers from the pool of potential care providers employed by the Company.

Segment information is consistent with how management reviews the business, makes resource allocation decisions, and assesses performance. The CODM, who is the Chief Executive Officer, uses gross profit as the primary profit measure to manage the business. See Note 10, Segments, for additional information on the Company’s segments.

Fair Value Measurements

The Company uses the fair value measurement and disclosure guidance for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that management believes market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about assumptions market participants would use in pricing the asset or liability.

The Company believes its valuation methods are appropriate and consistent with other market participants; however, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of those instruments. Debt includes the following instruments: Revolving line of credit, Commercial loan, Financing agreement, Paycheck Protection Program

(“PPP”) loan, Shareholder notes and VIE Promissory Notes. Due to the variable nature and recent transaction dates of the Company’s debt instruments, the carrying value of the debt approximates the fair value of the debt using Level 2 inputs as defined under ASC Topic 820, Fair Value Measurement.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU, including all the related amendments subsequent to its issuance, will supersede the current guidance for lease accounting. Lessees will be required to recognize a right-of-use (“ROU”) asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of the lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). This ASU is effective for annual reporting periods, beginning after December 15, 2021 and interim periods beginning after December 15, 2022. The Company is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance. This ASU increases transparency in financial reporting by requiring business entities to disclose in notes to their financial statements information about certain types of government assistance. This ASU requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance, such as a grant model within FASB ASC 958, Not-for-Profit Entities, or International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance: (1) information regarding the nature of the transactions and the method applied to account for the government assistance; (2) line items on the balance sheet and income statement that are affected by government assistance and applicable amounts; and (3) significant terms and conditions of the agreement, including commitments and contingencies. The guidance is effective for the Company for fiscal years beginning after December 15, 2021 and should be applied either (1) prospectively to all transactions with a government accounted for by applying a grant or contribution accounting model by analogy that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application, or (2) retrospectively to those transactions. Early adoption is permitted. The Company is currently evaluating this guidance and the impact it may have on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequently issued several supplemental ASUs (collectively, “ASC 326”). This ASU requires entities to estimate a lifetime expected credit loss for most financial assets, including trade and other receivables, other long-term financings including available for sale and held-to-maturity debt securities, and loans. Subsequently, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amended the scope of ASC 326 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with ASC 842, Leases. This ASU will be effective for us on January 1, 2023. The Company is currently evaluating the effect the adoption of this ASU will have on our consolidated financial statements.

3. COVID-19 Pandemic

In response to the COVID-19 outbreak, we promptly convened a cross-functional COVID-19 task force comprised of the Company’s leaders to communicate with our employees concerning best practices and changes in Company policies and procedures. To mitigate the effects of the virus, the Company implemented a remote-work policy for administrative and support staff and distributed personal protective equipment for care providers across the country, who have continued to serve consumers throughout the pandemic.

ARPA Spending Plans

The American Rescue Plan Act of 2021 (“ARPA”), which became law on March 11, 2021, provides for local, territorial, and Tribal governments to mitigate the fiscal effects of the COVID-19 public health emergency. Additionally, the law provides for a 10-percentage point increase in federal matching funds for Medicaid home and community based services (“HCBS”) from April 1, 2021, through March 31, 2022, provided the state satisfied certain conditions. States are permitted to use the state funds equivalent to the additional federal funds through March 31, 2025. States must use the monies attributable to this matching fund increase to supplement, not supplant, their level of state spending for the implementation of activities enhanced under the Medicaid HCBS in effect as of April 1, 2021.

For certain states, the Company must implement efforts and expend funds primarily for the further recruitment, retention and training of care providers and funds may be subject to recoupment if not expended or are expended on non-approved uses. In addition, the Company is required to properly and fully document the use of such funds in reports to the state in which the funds originated. During the year ended December 31, 2021, the Company received state funding provided by the ARPA in an aggregate amount of $1.0 million. The Company recognized $0.3 million as other income, net for the year ended December 31, 2021. The remaining $0.7 million of ARPA funds are recorded in other current liabilities as of December 31, 2021.

CARES Act

In response to COVID-19, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. Through the CARES Act, payments were authorized through the Public Health and Social Services Emergency Fund (“Provider Relief Fund” or “PRF”) for distribution to eligible providers who provided diagnoses, testing, or care for individuals with a possible or actual case of COVID-19, specifically to reimburse providers for healthcare related expenses related to the prevention of the spread of COVID-19, preparations for treating cases of COVID-19 positive patients, and for lost revenues attributable to COVID-19. The Company applied for and received a Small Business Administration (“SBA”) loan through the PPP in the amount of $10.0 million. See Note 8, Debt, for further discussion.

For the year ended December 31, 2021 and 2020, the Company received grants in an aggregate principal amount of $5.8 million and $10.4 million, respectively, from the Provider Relief Fund, for which we had previously applied. These grants are recorded in Other income, net on the consolidated statements of operations. Commercial organizations that receive and expend annual total awards of $750,000 or more in federal funding, including payments received through the Provider Relief Fund, are subject to federal audit requirements.

The U.S. Department of Health and Human Services’ interpretation of the underlying terms and conditions of such PRF payments, including auditing and reporting requirements, continues to evolve. Additional guidance or new and amended interpretations of existing guidance on the terms and conditions of such PRF payments may result in changes in the Company’s estimate of amounts for which the terms and conditions are reasonably assured of being met, and any such changes may be material. Additionally, any such changes may result in the Company’s inability to recognize additional PRF payments or may result in the derecognition of amounts previously recognized, which may be material.

4. Revenue

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

The Company’s revenue is primarily derived from sales of in-home care and related services to customers. The Company’s customers include individual consumers as well as managed care organizations and state government agencies (“Payors”) across the United States. All of the Company’s performance obligations are satisfied over time. The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see Note 10, Segments.

Agency With Choice

Under the AWC, or co-employment, model, the Company provides in-home care services to consumers through its employee network of care providers under guidelines agreed to with state government agencies and managed care organizations. The Company contracts directly with the recipient of the in-home care services (i.e., the consumer) and is the employer of record for each of the care providers. The Company actively recruits new care providers and performs all required pre-employment screening activities, such as, but not limited to, performing background checks and delivering training, prior to hiring each care providers and approving them to provide care services to consumers. The consumer acts as a “managing employer” and provides day-to-day oversight of the care providers as services are performed in accordance with the consumer’s care plan, which outlines the allowable services under Medicaid; however, the Company maintains the responsibility to evaluate workplace health and safety conditions, monitor delivery of care, address service issues and customer complaints, and continuously reassess a care provider’s employment status, maintaining the sole right to terminate a care provider for any reason at any time. Since the Company’s employees deliver the service and the Company has the ability to direct its employees in the performance of its service, the Company is primarily responsible for fulfilling the promise to provide the care services to the consumer. In addition, due to the nature of the Company’s contracts, the Company pays its employees through payroll on a regular basis prior to receiving payment for services rendered from a Payor, such as the state government agency or managed care organization, who pays consideration to the Company on behalf of the consumer. Though, in certain cases, the consumer may be responsible to pay for a component of the service, which is referred to as a co-payment. The Company maintains the authority to set the payroll rates paid to its care providers. As such, the Company controls the care service and presents revenue as it satisfies its performance obligation to provide the care services on a gross basis as a principal. Further, though the tasks performed on a daily basis may change, each hour of in-home care services is substantially the same and the consumer simultaneously receives and consumes the benefits as services are provided. As such, the Company’s single performance obligation under its AWC in-home care service contracts is comprised of a series of distinct service periods.

As the services are time-and-materials based, the fees represent variable consideration. The Company receives a single rate per increment of time of service rendered and such rates are either negotiated between the Company and the Payor or set through government regulations applicable to the jurisdiction in which the services are delivered. As the Company’s single performance obligation within its AWC customer contracts is comprised of a series of distinct service periods and the transaction price is comprised of variable consideration, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed. The uncertainty related to the consideration is resolved on an hourly basis as the Company satisfies its obligation to perform in-home care services, because the variable payments specifically relate to transferring the distinct service that is part of a series of distinct services (i.e., the hourly in-home care service), and the variable amount relates specifically to the Company’s efforts to satisfy that distinct hour of in-home care service.

Fiscal/Employer Agent

Under the F/EA model, the Company provides care management administrative services, which include payroll, billing and other administrative services, such as tax withholding, service-request processing, and other services, to state government agencies, managed care organizations, and individual consumers. As the care management administrative services allow for transaction processing, such as processing of service requests, and payroll, the nature of the Company’s promise is an obligation of standing ready to perform the services. There is no limit to the number of transactions that can be processed nor does the quantity of transactions available to be processed diminish over time. There is not a substantial amount of uncertainty as to whether the transactions will occur, only an uncertainty as to the number of transactions that will be processed. In addition, there is no uncertainty in the Company’s obligation to make the services available each month. The Company is standing ready to provide the care management administrative services. As such, the Company’s obligation represents a single promise and is a single performance obligation. Though the types of transactions processed on a monthly basis may change, each month of care management administrative services is substantially the same and the consumer simultaneously receives and consumes the benefits as services are provided. The Company’s single performance obligation under its F/EA care management administrative service contracts is comprised of a series of distinct service periods.

In these arrangements, the Company receives a per member per month (“PMPM”) fee in return for performing its payroll, billing, and other administrative services on an on-going basis as well as reimbursements for payroll amounts remitted by the Company to care providers. Under the FE/A model, care providers are non-employee third parties. Consumers are the employer of record, oversee the care providers, negotiate wages, and hold sole authority to terminate the providers’ employment. The Company is not primarily responsible for providing the care services and takes no responsibility for such services, and therefore does not control the care services provided by the care providers. The consumer and provider contract directly with each other, and the Company is not a party to those agreements. Accordingly, the Company presents revenue on a net basis, as an agent, with regard to the payroll fees collected from customers as reimbursement for amounts paid to the third-party care providers. For its care management administrative services, the Company presents revenue on a gross basis as a principal as the Company controls the services and no third-party is involved in the delivery of these services. In addition, PMPM fees represent variable consideration as the number of members may change on a monthly basis. As the Company’s single performance obligation within its F/EA customer contracts is comprised of a series of distinct service periods and the transaction price is comprised of variable consideration, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed. The uncertainty related to the consideration is resolved on a monthly basis as the Company satisfies its obligation to perform care management administrative services, because the variable payments specifically relate to transferring the distinct service that is part of a series of distinct services, and the variable amount relates specifically to the Company’s efforts to satisfy that distinct month of care management administrative service.

Agency-Based Traditional

Under the ABT model, the Company, through its internal employees, provides in-home care to individuals through contracts with federal agencies, managed care organizations, or directly with individuals on a time-and-materials basis. Such contracts relate to a specified episode of care and are typically short term. The length of each episode of care represents the period in which the Company has enforceable rights and obligations. The Company’s performance obligation represents the delivery of a single specified in-home care service, which is comprised of a series of distinct time increments, such as hours or days, of service. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Similar to the performance obligations within the Company’s AWC and F/EA contracts, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Other

The Company provides other services to customers, including the following:

Support Broker Services (“SBS”)

The Company provides customers with advisory and support services over an agreed upon contract term to an individual receiving self-directed care services, or their representative. Each contract contains a single performance obligation to provide the requested service. The Company’s performance obligation represents the delivery of a single advisory or support service, which is comprised of a series of distinct time increments, such as hours, of service. As the services are time-and-materials based, related fees represent variable consideration. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Similar to the performance obligations within the Company’s AWC, F/EA, and ABT contracts, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Support Service Training (“TRN”)

The Company provides training to care providers of state government agencies. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the services as the Company performs. Each contract contains a single performance obligation to provide the requested service. The Company’s performance obligation represents the delivery of a single training service, which is comprised of a series of distinct time increments, such as hours, or units of service. As the services are time-and-materials based, related fees represent variable consideration. Similar to the Company’s other performance obligations, the Company allocates the variable amounts to each distinct service period within the series and recognizes revenue as each distinct service period is performed.

Performance Obligations

The Company’s contracts include a single performance obligation. In satisfying the performance obligation within each contract, the Company may receive payment from the following sources: (i) state government agencies, (ii) Medicaid programs, (iii) managed care organization, (iv) commercial insurers, and (v) individual patients. Services are typically billed on a bi-weekly or monthly basis and payments are due from customers based on contracted terms, typically within two months or less.

Variable Consideration

Amounts collected from all sources may be less than amounts billed due to implicit price concessions, resulting from client eligibility issues, insufficient or incomplete documentation, unauthorized services, and other reasons unrelated to credit risk. Such price concessions represent variable consideration. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company estimates the amount of variable consideration at the expected value based on its assessment of legal enforceability, anticipated performance and a review of specific transactions, historical experience, market and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. There were no significant reversals of revenue due to change in estimates or material changes in variable consideration or the constraint on variable consideration between the periods presented.

In addition, substantially all Company revenue is derived from Medicaid reimbursement programs for the years ended December 31, 2021 and 2020. The laws and regulations governing the Medicaid programs are extensive and are subject to interpretation. While this revenue is not based on any type of cost adjustment basis involving retroactive adjustments, the programs are subject to audit, and recovery efforts may be implemented by the state if violations of program rules have occurred. The Company is aware the potential for recovery exists for any Medicaid provider. The Company adjusts its estimates of variable consideration for potential recoveries that may exist.

The Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less. The Company does not enter into contracts in which the period between payment by the customer and the transfer of the promised goods or services to the customer is greater than 12 months. In addition, the Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

The Company also applies the practical expedient in ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Costs to Fulfill a Contract

In November 2019, the Company entered into a contract in the State of Washington to provide services under the AWC model. The contract has an initial seven-year term from the date that operations begin. In the years ended December 31, 2021 and 2020, the Company incurred costs to fulfill the contract. These costs consisted of labor, insurance premiums, supplies, interest expense on incremental borrowings from the Company’s line of credit, and rent expense incurred on leased building for employees performing setup activities.

The costs to fulfill the Washington contract totaled $11.0 million, enhance the resources of the Company that will be used in satisfying performance obligations in the future, and are expected to be recovered. Therefore, the Company capitalized these costs, which are reflected in fulfillment cost asset on the consolidated balance sheet. The total amounts capitalized are $10.1 million and $1.0 million at December 31, 2021 and 2020, respectively.

Capitalized contract fulfillment costs will be amortized based on the transfer of services to which the assets relate, which is estimated to be seven years, and are included in cost of services. As of December 31, 2021, the Company did not yet begin transferring services to which the capitalized fulfillment costs relate and there was no amortization in 2021 or 2020. In addition, there was no impairment loss in relation to the costs capitalized.

5. Variable Interest Entities

Although the Company does not have an equity interest in Arizuma Holdings, LLC (“Arizuma”), 607 Southwest Higgins, LLC (“607 Southwest”), or Consumer Direct Grant Creek Campus, LLC (“CD Grant”), the Company has provided a financial guarantee on each of the respective debt arrangements used to finance each of these entities. Additionally, the shareholders of the aforementioned entities are also the majority shareholders of the Company, and thus Arizuma, 607 Southwest, CD Grant and the Company are determined to be entities under common control. Based on these factors, the Company has determined that it possesses an implicit variable interest in Arizuma, 607 Southwest, and CD Grant. The financial guarantees expose the Company to an obligation to absorb losses of the VIEs that would be more than insignificant for the VIEs due to the legal entities’ lack of other operational business activities. Furthermore, the Company determined that the Arizuma, 607 Southwest and CD Grant individual total equity investments are not sufficient to finance each company’s activity without additional subordinated financing resulting in each of these entities being considered a VIE.

Arizuma, 607 Southwest, CD Grant each hold a single real estate asset leased to one of the Company’s subsidiaries. In addition, through each of the leasing arrangements with the VIEs, the Company determined that it is the primary beneficiary because it has power to direct the significant activities of the VIEs, which include operations and maintenance of the properties and has economic exposure as the risk of loss is shared amongst the group as the debt that financed the underlying leased assets is guaranteed by the Company. As a result, Arizuma, 607 Southwest, and CD Grant (collectively the “Consolidated VIEs”) are consolidated in the Company’s financial statements and all intercompany balances and transactions between the parties have been eliminated in the accompanying consolidated financial statements.

The Consolidated VIEs’ primary assets include property and equipment and primary liabilities included in Promissory Notes. Total assets and liabilities included in the consolidated balance sheets for the Consolidated

VIEs were $20.1 million and $23.6 million, respectively, as of December 31, 2021 and $20.8 million and $24.7 million, respectively, as of December 31, 2020.

For more information on the Company’s Consolidated VIEs, see Note 2, Summary of Significant Accounting Policies and Note 8, Debt.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	Years Ended December 31,
	2021	2020
Prepaid insurance	$2,196	$910
Cloud computing arrangement	4,552	4,494
Prepaid technology expenses	966	1,569
Prepaid bank fees	—	631
Prepaid taxes	1,681	1,590
Other current assets	71	1,296

Total prepaid expenses and other current assets	$9,466	$10,490

7. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	Years Ended December 31,
	2021	2020
Land and land improvements	$3,070	$3,067
Building	18,867	18,867
Office equipment and furniture	672	652
Software	18,488	6,003
Computers and equipment	2,979	2,946
Leasehold improvements	587	433
Vehicles	1,281	1,241
Construction in process	1,171	6,188

Total property and equipment	$47,115	$39,397
Less: accumulated depreciation	(13,364)	(10,730)

Total property and equipment, net	$33,751	$28,667

Depreciation and amortization of property and equipment is recorded in depreciation and amortization expense and was approximately $2.8 million and $2.6 million for the years ended December 31, 2021 and 2020, respectively. Construction in process is primarily related to internally developed software and has expected placed-in-service dates during various times throughout the year ended December 31, 2022. Total assets under capital leases were approximately $0.1 million and $0.1 million at December 31, 2021 and 2020. Amortization of assets under capital leases is included in depreciation expense.

8. Debt

The carrying value of debt consists of the following (in thousands):

	Years Ended December 31,
	2021	2020
Revolving line of credit – related party	$30,750	$17,717
Commercial loan	809	—
Financing agreement	2,628	2,958
PPP loan – related party	8,907	10,000
Shareholder notes – related party	6,037	6,291
VIE Promissory notes	265	280
VIE Promissory notes – related party	22,650	23,699
Capital lease obligation	73	124

Total debt	$72,119	$61,069
Less: unamortized fees	(66)	—
Less: unamortized fees – related party	(1,450)	(1,495)
Less: current portion of long-term debt	(2,759)	(3,024)
Less: current portion of long-term debt – related party	(34,761)	(19,012)

Long-term debt, net of current portion	1,025	346
Long-term debt, net of current portion – related party	$33,574	$38,687

Revolving Line of Credit – Related Party

In July 2020, the Company established a revolving line of credit with Bank of Montana, a related party as further described in Note 13, Related Parties, which provided a maximum committed amount of $15.0 million. In December 2020, the maximum commitment limit on the revolving line of credit was increased twice, first to $17.5 million and later to $30.0 million. In April 2021, the maximum commitment limit on the revolving line of credit was increased to $33.0 million. In September 2021, the maximum commitment limit on the revolving line of credit was increased to $45.0 million, which represents the maximum commitment limit as of December 31, 2021. In addition, the revolving line of credit agreement generally limits borrowing to a factor of accounts receivable outstanding at any given time, up to the maximum commitment limit.

The revolving line of credit interest rate is stated at prime, as published by the Wall Street Journal, plus 3.24%, but at no time less than 6.49% (6.49% at December 31, 2021). The revolving line of credit is secured by accounts receivable, equipment and the personal guarantees of the Company’s shareholders.

The balance outstanding on this revolving line of credit was $30.8 million net of unamortized loan fees of $1.1 million and $17.7 million, net of unamortized loan fees of $1.1 million as of December 31, 2021 and 2020, respectively. In addition, the Company pays a facility fee equal to 0.375% of the maximum commitment limit amount on the first day of each calendar quarter. Unpaid principal, together with all accrued and unpaid interest are due and payable in full at the line of credit maturity date.

The Company uses the advances from the revolving line of credit to provide funds to subsidiaries. Additionally, the funds of subsidiaries are used to make repayments on the revolving line of credit. These transactions are reflected on the subsidiary’s financial statements as Due from Affiliate and Due to Affiliate for fund transfers with the Company. All advances and repayments on the revolving line of credit are reported on the consolidated financial statements of the Company.

Direct and incremental fees and costs incurred associated with the issuance of the revolving line of credit and subsequent increases to the maximum commitment limit have been capitalized and are being amortized through the line of credit maturity date, currently July 1, 2024.

The revolving line of credit agreement states the Company will not (a) increase, or change in any beneficial way to the recipient, the current compensation for services, including all salaries, bonuses, incentives, loans or other consideration to: any of the individual guarantors, regardless of capacity, or any affiliate or immediate family members of the foregoing, or (b) pay or make dividends or distributions, of cash or otherwise, or make a loan or provide other consideration to any of the individual guarantors, regardless of capacity, or any affiliate or immediate family member of any of the individual guarantors, that in total exceeds $750,000 during any calendar year, provided however, the forgoing $750,000 shall not include dividends or distributions paid in amounts reasonably necessary to cover the income tax liability directly associated with the ownership of the Company. The Company was in compliance with these covenants as of December 31, 2021 and 2020.

The Company previously had a revolving line of credit with U.S. Bank providing for a limit of $15.0 million. This revolving line of credit matured on July 31, 2020 and all outstanding balances were repaid.

Commercial Loan

On December 14, 2021, the Company entered into a commercial loan agreement (the “Commercial Loan”) with Montana Community Development Corporation dba MoFi (“MoFi”). The Company borrowed a total of $0.8 million under the Commercial Loan. The Company will utilize the proceeds from the Commercial Loan for general working capital purposes.

The Commercial Loan bears interest at a fixed rate of 6.0% per annum and has a maturity date of December 15, 2031. Principal and interest payments will be made in equal monthly amounts through the maturity date, commencing on January 15, 2022. The loan may be prepaid by the Company at any time without premium or penalty. The loan is guaranteed by owners of the Company and are collateralized by certain assets of the Company.

Financing Agreement

In November 2019, the Company entered into a Financing Agreement (the “Financing Agreement”) with Key Equipment Finance (“KEF”), whereas disbursements from the Financing Agreement would be used to pay for the Company’s software-as-a-service applications as part of the Master Subscription Agreement (“MSA”) entered into between the Company and the service provider. The Company directed KEF to advance the disbursements to the service provider based on the respective disbursement dates as set forth in the Financing Agreement, on the Company’s behalf and in satisfaction of the Company’s obligation under the MSA.

On March 31, 2021, the Company entered into a New Financing Agreement (“KEF Financing Agreement”) with KEF that replaced the Financing Agreement with disbursements used to satisfy the Company’s obligation with the service provider under the MSA. Under the New Financing Agreement, the Company will finance a total amount of $9.5 million which will be payable in nine monthly installments of $0.3 million commencing on March 30, 2021 and thirteen monthly installments of $0.6 million commencing on January 30, 2022. The New Financing Agreement is secured by a security interest in the licenses granted under the MSA.

PPP Loan – Related Party

As a result of the COVID-19 pandemic, and the subsequent legislation passed within the CARES Act of 2020, the Company applied for and received an SBA loan through the PPP. On April 5, 2020, a loan in the amount of $10.0 million was granted to the Company under the PPP program, which was funded by Bank of Montana. The loan is unsecured and bears interest at a fixed rate of 1.0% per annum. The PPP loan is to be used primarily for payroll-related costs, lease, and utility payments.

The PPP loan matures on April 5, 2025. The Company has applied for forgiveness of the PPP loan. In accordance with Section 3 of the Flexibility Act, enacted in June 2020, the PPP Loan was no longer in the deferment period as of July 21, 2021, and principal and interest payments began on August 1, 2021. On June 3, 2022, the Company received a letter from Bank of Montana that the PPP loan of $10.0 million has been fully forgiven by the SBA.

Shareholder Notes – Related Party

In June 2020, the Company entered into unsecured and subordinated notes with three shareholders (the “Shareholder Notes”) for an aggregate amount of $5.1 million. The Shareholder Notes bear interest at a rate per annum of 6.99% from the issue date through June 30, 2023 and, at a rate per annum equal to the greater of (i) 6.99% or (ii) commencing as of the issue date, an amount equal to (x) the Federal Home Loan Bank of Des Moines five year long-term regular fixed rate advance rate in effect plus (y) 450 basis points, as of July 1, 2023 and as of every third anniversary of July 1 thereafter. The maturity date of the Shareholder Notes is August 1, 2030.

On October 26, 2020, the unsecured and subordinated notes were amended and the amount of borrowings was increased to $6.4 million and the maturity date on the Shareholder Notes was changed to November 1, 2030. The monthly payments on the Shareholder Notes were also increased to $0.1 million starting on March 1, 2021.

The outstanding balance on the Shareholder Notes was $6.0 million and $6.3 million as of December 31, 2021 and 2020, respectively.

The Company may prepay the Shareholder Notes at any time, in whole or in part, without premium or penalty.

VIE Promissory Notes – Related Parties

The Consolidated VIEs entered into various Promissory Note agreements (the “Promissory Notes”) with Bank of Montana (the “Lender”), a related party as further described in Note 13, Related Parties. The Promissory Notes were used to finance the Consolidated VIEs, including the leased property. See Note 5, Variable Interest Entities, for details. The Promissory Notes may be prepaid by the Company at any time and are collateralized by certain assets of the Company. Debt issuance costs related to these Promissory Notes are not material.

Promissory Note – June 2020

On June 25, 2020, CD Grant entered into a Promissory Note. The principal and interest is paid in monthly installments of $65,000 and a balloon payment of $3.3 million and any unpaid interest is due on July 1, 2030, the maturity date. The loan has a fixed interest rate of 5.5%.

On September 24, 2020, the Promissory Note – June 2020 was amended (the “Amendment”) and the amount of the borrowing was increased to $8.1 million and the monthly payments were also increased to $74,000. The Amendment to the loan was considered a modification for accounting purposes. Issuance costs relating to the Amendment were not material. The outstanding balance was $7.7 million and $8.0 million as of December 31, 2021 and 2020, respectively.

Promissory Note – May 2019

On September 6, 2019, CD Grant entered into additional promissory note with Bank of Montana and borrowed $0.8 million and the maturity date was June 1, 2020. The loan was paid off by the Company during 2020.

Promissory Note – September 2017

On September 1, 2017, CD Grant entered into a Promissory Note, of which the Lender sold an 80% interest to Montana Board of Investments (“MBOI”) (the “MBOI Portion”) on September 1, 2017. The loan matures on September 1, 2037.

Both the MBOI Portion and the remaining 20% of the principal balance of the loan not funded by the MBOI (the “Lender Portion”) have a different interest rate. The interest rate on the MBOI Portion is 2.84% which is subject to adjustment in accordance with the MBOI Commercial Loan Policy. The interest rate on the Lender Portion is

5.55% through September 1, 2022. On September 1, 2022 and every subsequent five year anniversary, the interest rate on Lender Portion will be adjusted to (i) Federal Home Loan Bank of Des Moines five year Long-term Regular Fixed Rate Advance plus (ii) 350 basis points. At no time will the interest rate be less than 5.11%. For any increase in Lender Portion interest rate, the payment may be increased at the option of the Lender. The principal and interest are paid in monthly installments of $96,000 beginning October 1, 2017 subject to adjustment per the terms of the agreement. The outstanding balance was $13.8 million and $14.4 million as of December 31, 2021 and 2020, respectively.

Promissory Note – May 2017

On May 31, 2017, 607 Southwest entered into a Promissory Note. The principal and interest is paid in monthly installments of $7,000 and a balloon payment of $353,000 plus any unpaid interest is due on June 1, 2027, the maturity date. The promissory note is prepayable at any time subject to a prepayment premium. The loan has a fixed interest rate of 5.5%. The outstanding balance was $631,000 and $674,0000 as of December 31, 2021 and 2020, respectively.

Promissory Note – May 2015

On May 13, 2015, Arizuma entered into a Promissory Note. The principal and interest is paid in monthly installments of $5,000 and a balloon payment of $454,000 plus any unpaid interest is due on June 1, 2025, the maturity date. The interest rate is 5.49% through June 1, 2020. On September 1, 2022 and every subsequent five year anniversary, the interest rate will be adjusted to (i) Federal Home Loan Bank of Seattle five year Long-term Fixed Rate Bullet plus (ii) margin of 3.55% subject to certain adjustment per the agreement. The outstanding balance was $556,000 and $583,000 as of December 31, 2021 and 2020, respectively.

Commercial Loan

On November 24, 2015, CD Grant entered into a commercial loan agreement (the “2015 Commercial Loan”) with MoFi and borrowed a total of $350,000. CD Grant utilizes the proceeds from the Commercial Loan for general working capital purposes. The 2015 Commercial Loan bears interest at a fixed rate of 3.0% per annum and has a maturity date of November 15, 2035. Principal and interest payments are made in equal monthly amounts through the maturity date. The loan may be prepaid by the Company at any time without premium or penalty. The loan is guaranteed by owners of the Company and is collateralized by certain assets of the Company. The outstanding balance on the 2015 Commercial Loan was $265,000 and $280,000 as of December 31, 2021 and 2020, respectively.

For more information on the Company’s Consolidated VIEs, see Note 2, Summary of Significant Accounting Policies and Note 5, Variable Interest Entities.

Capital Lease Obligation

The Company’s debt arising from capital lease obligations primarily relates to network equipment. The Company leases network equipment over a three period (expiring through 2023) and accounts for it as a capital lease.

Annual maturities of debt outstanding are as follows (in thousands):

Years Ending	Debt	Capital lease
2022	$37,463	$57
2023	4,207	19
2024	4,316	—
2025	3,052	—
2026	1,774	—
Thereafter	21,234	—

Total future maturities	$72,045	$76
Less: amount representing interest		(3)

Capital lease obligation		$73

9. Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	Years Ended December 31,
	2021	2020
Accrued insurance	$1,982	$434
Subscription fees	1,250	947
Deferred rent	317	179
Gross receipts tax	246	200
Other current liabilities	95	98

Total other current liabilities	$3,890	$1,858

10. Segments

The CODM views the Company as five operating segments and allocates resources and makes decisions based on the gross profit of each of these operating segments of the Company. Based on the operations of the business, the decision-making process, and the criteria for assessing performance outlined by ASC Topic 280, Segments (“ASC 280”), the Company concluded that reporting separate information about the operating segments Support Broker Services and Support Service Training does not enhance the financial statement users’ understanding of the business. The Company has concluded that, using the quantitative thresholds established by ASC 280, for reporting purposes the operating segments Support Broker Services and Support Service Training may be combined in an “Other” category. As a result, the Company has three reportable segments and an “Other” category.

The tables below set forth information about the Company’s reportable segments for the years ended December 31, 2021 and 2020. The CODM evaluates performance and allocates resources based on the gross profit of each reportable segment, which includes net service revenue directly attributable to the specific segment and all costs of service directly attributable to the specific segment, excluding depreciation and amortization, administrative expenses, and all indirect corporate expenses. Segment assets are not reviewed by the Company’s CODM and therefore are not disclosed in the tables below (in thousands):

	For the Year Ended December 31, 2021
	AWC	F/EA	ABT	Other	Total
Net service revenue	$34,018	$39,453	$17,194	$3,516	$94,181
Cost of services	23,944	—	11,991	—	35,935

Gross profit	$10,074	$39,453	$5,203	$3,516	$58,246

	For the Year Ended December 31, 2020
	AWC	F/EA	ABT	Other	Total
Net service revenue	$34,384	$36,524	$18,776	$3,447	$93,131
Cost of services	25,021	—	13,139	—	38,160

Gross profit	$9,363	$36,524	$5,637	$3,447	$54,971

11. Retirement Plan

The Company offers a 401(k) defined contribution plan for its employees who have completed 90 days of employment. Under the provisions of the 401(k) plan, employees may elect to defer pre-tax amounts to the plan up to 100% of their annual compensation, not to exceed the annual limitations set by the Internal Revenue Service. The Company match for this plan is at the discretion of the Board of Directors each year. No matching contributions were made for the years ended December 31, 2021 or 2020.

12. Commitments and Contingencies

Legal Proceedings

The Company is a party to various legal and administrative proceedings arising out of the operation of our programs in the ordinary course of business. The Company accrues for such contingencies to the extent it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. The Company does not believe the ultimate liability, if any, for outstanding proceedings or claims, individually or in the aggregate, in excess of amounts already provided, will have a material adverse effect on the consolidated financial condition, results of operations or cash flows. It is reasonably possible an adverse determination might have an impact on a particular period. The Company believes the provision for legal contingencies is adequate, the outcome of legal proceedings is difficult to predict and the Company may settle legal claims or be subject to judgments for amounts that exceed estimates.

Government Regulations

The health care industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not limited to matters such as licensure, accreditation, government health care program participation requirements, reimbursement for patient services and Medicaid fraud and abuse. Recently, government activity has increased with regard to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violations of these laws and regulations could result in expulsion from government health care programs, as well as the imposition of significant fines and penalties and repayments for patient services previously billed. Management is unaware of any fraud or violation of laws and regulations related to Medicaid patient services.

Third-Party Audits and Revenue

Substantially all Company revenue is derived from Medicaid reimbursement programs for the years ended December 31, 2021 and 2020. The laws and regulations governing the Medicaid programs are extensive and are subject to interpretation. While this revenue is not based on any type of cost adjustment basis involving retroactive adjustments, the programs are subject to audit, and recovery efforts may be implemented by the state if violations of program rules have occurred. The Company is aware the potential for recovery exists for any Medicaid provider.

Insurance and Claims

The Company purchases professional and general liability insurance plus umbrella coverage to cover medical malpractice and general liability claims. Claims from unknown incidents may yet be asserted in the future arising from services provided from the date of inception to December 31, 2021.

Operating Leases Commitments

The Company currently leases office facilities under non-cancelable lease agreements, which are accounted for as operating leases, expiring on various dates through 2037 and include leases with escalating rent payments. Total rent expense was $1.2 million and $1.3 million and included in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively. Operating lease expense is recognized on a straight-line basis over the terms of the respective leases.

The approximate future minimum operating lease payments as of December 31, 2021, are as follows (in thousands):

2022	$1,522
2023	1,365
2024	1,218
2025	832
2026	512
Thereafter	813

Total	$6,262

13. Related Parties

Related Party Debt

The Company’s shareholders own a material interest in Bank Corp of Montana, the holding company of Bank of Montana. As a result, Bank of Montana is a related party. See Note 8, Debt, for details on the Revolving Line of Credit and PPP Loan.

14. Shareholders’ Equity

Common Shares

The Company has one class of common stock and is authorized to issue 50,000 shares of common stock. As of December 31, 2021 and 2020, there were 3,000 shares of common stock issued and outstanding.

Non-Controlling Interests

In March of 2019, the Company, together with Home Care Worker Purpose Trust (“HCT”), a Delaware Noncharitable Purpose Trust, formed a joint venture in Consumer Direct Care Washington, LLC (“CDWA”). The Company owns 80% of CDWA and HCT owns the remaining 20%. The Company consolidates CDWA based on control, with the remaining 20% interest accounted for as non-controlling interests. No contributions were received from non-controlling interests for the year ending December 31, 2021. During the year ended December 31, 2020, CDWA received contributions from non-controlling interests of $0.2 million.

Non-Controlling interest also includes 100% of the Consolidated VIEs as the Company does not have an equity interest in those entities. See Note 5, Variable Interest Entities, for more details.

15. Subsequent Events

The Company evaluated subsequent events through October 19, 2022, the date the consolidated financial statements were available to be issued.

DTRT Merger Agreement and Business Combination

On September 28, 2022, the Company and DTRT Health Acquisition Corp. entered into a Merger Agreement that, when and if consummated, will result in the Company becoming a public company. The combined company will be called Consumer Direct Care Network, Inc. upon the closing of the Business Combination and is expected to be listed on NASDAQ under a new ticker symbol (“CDCN”).

The Business Combination will require the approval of the stockholders of both DTRT and CDH, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals.

Equity Exchange Agreement and Management Agreement

On September 12, 2022, CDWA and HCT entered into an agreement whereby HCT will transfer its 20% interest to Consumer Direct Care Network, Inc. upon closing of the Business Combination. In addition, CDWA and HCT entered into a management agreement to be effective upon the closing of the Business Combination. Under the management agreement, HCT will continue to provide management services to CDWA for a monthly management fee equal to $0.50 per active care provider.

Guarantor and Co-Borrower Release Relating to the Consolidated VIE Debt

On October 10, 2022, Bank of Montana granted CDH a full release of all financial guarantees and co-borrower obligations associated with the debt of the Consolidated VIEs subject to the closing of the Business Combination.

Consolidated VIE lease amendments

Effective October 14, 2022, CDH and the Consolidated VIEs entered into a lease addendum to remove the renewal term included in each lease arrangement between CDH’s subsidiaries and the Consolidated VIEs as noted in Note 5, Variable Interest Entities.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

DTRT HEALTH ACQUISITION CORP.,

GRIZZLY NEW PUBCO, INC.,

GRIZZLY MERGER SUB, INC.,

CONSUMER DIRECT HOLDINGS, INC.

and

THE PRE-CLOSING HOLDER REPRESENTATIVE

Dated as of September 28, 2022

ARTICLE I CERTAIN DEFINITIONS

- i -

- ii -

- iii -

EXHIBITS

Exhibit A	–	Form of Sponsor Agreement
Exhibit B	–	Form of Lockup Agreement
Exhibit C	–	New Pubco Charter
Exhibit D	–	New Pubco Bylaws
Exhibit E	–	Form of Registration Rights Agreement
Exhibit F	–	Form of Stockholder’s Agreement
Exhibit G	–	Form of First Certificate of Merger
Exhibit H	–	Form of Second Certificate of Merger
Exhibit I	–	Form of Incentive Equity Plan
Exhibit J	–	Form of ESPP

- iv -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September [    ], 2022, by and among DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), Grizzly New Pubco, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“New Pubco”), Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New Pubco (“DTRT Merger Sub”), Consumer Direct Holdings, Inc., a Montana corporation (the “Company”), and the Pre-Closing Holder Representative. SPAC, New Pubco, DTRT Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, SPAC is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, New Pubco is a newly formed wholly-owned direct subsidiary of SPAC;

WHEREAS, DTRT Merger Sub is a newly formed wholly-owned direct subsidiary of New Pubco;

WHEREAS, at least one day prior to the Closing Date, subject to the terms and conditions of this Agreement, the Pre-Closing Holders shall form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of Company Common Stock to Newco in exchange for shares of Newco Common Stock (the “Contribution”);

WHEREAS, immediately following the Contribution, subject to the terms and conditions of this Agreement, Newco shall elect to treat the Company as a “qualified Subchapter S subsidiary” pursuant to Section 1361(b)(3)(B) of the Code effective as of the date of the Contribution (the “Q Sub Election”);

WHEREAS, on the Closing Date, subject to the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”) and other applicable Laws, DTRT Merger Sub shall be merged with and into SPAC (the “First Merger”), SPAC’s stockholders shall receive shares of New Pubco Common Stock in exchange for their shares of SPAC Common Stock and New Pubco Private Placement Warrants in exchange for their SPAC Private Placement Warrants, and SPAC shall be the surviving entity in the First Merger, and continue (immediately following the First Merger) as a wholly-owned Subsidiary of New Pubco (the “Surviving Corporation”);

WHEREAS, on the Closing Date and following the First Merger, subject to the terms and conditions of this Agreement and in accordance with the DGCL and other applicable laws, the Surviving Corporation shall convert into a Delaware limited liability company (the “Conversion”);

WHEREAS, on the Closing Date, subject to the terms and conditions of this Agreement and the DGCL and other applicable Laws, Newco shall be merged with and into New Pubco (the “Second Merger” and together with the First Merger, the “Mergers”), with New Pubco being the surviving entity of the Second Merger (the “Surviving Entity”);

WHEREAS, the Parties intend (i) for U.S. federal and applicable state income tax purposes, that (A) the Contribution, together with the Q Sub Election be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (B) the First Merger, together with the Conversion be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (C) the Second Merger be treated as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (taken together, (A), (B) and (C) shall be referred to herein as the “Intended Tax Treatment”), and (ii) for this Agreement to constitute, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, the board of directors of the Company has (i) determined that the Contribution, the Second Merger and the other Transactions are in the best interests of the Company and the Pre-Closing Holders, and declared it advisable that the Company enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending the Second Merger be adopted by the Pre-Closing Holders (the “Company Board Recommendation”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has (i) determined that the Mergers and the other Transactions (including the SPAC Stockholder Matters) are in the best interests of SPAC and the stockholders of SPAC, and declared it advisable that SPAC enter into this Agreement, (ii) approved this Agreement and the Transactions (including the SPAC Stockholder Matters), on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending to its stockholders the SPAC Stockholder Matters (the “SPAC Board Recommendation”);

WHEREAS, the board of directors of New Pubco has (i) determined that the Mergers and the other Transactions are in the best interests of New Pubco and SPAC, as its sole stockholder, and declared it advisable that New Pubco to enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (iii) adopted a resolution recommending the Mergers, and the Conversion be adopted by SPAC, as its sole stockholder;

WHEREAS, the board of directors of DTRT Merger Sub has (i) determined that the First Merger, the Conversion and the other Transactions are in the best interests of DTRT Merger Sub and New Pubco, as its sole stockholder, and declared it advisable that DTRT Merger Sub enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (iii) adopted a resolution recommending the First Merger and the Conversion be adopted by New Pubco, as its sole stockholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor, SPAC and the Company have entered into the Sponsor Agreement substantially in the form of Exhibit A attached hereto (the “Sponsor Agreement”), dated as of the date hereof;

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the Merger, the Company, SPAC, the Pre-Closing Holders and the Sponsor have entered into those certain lockup agreements (collectively, the “Lockup Agreement”), substantially in the form set forth on Exhibit B, each to be effective upon the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, New Pubco and each Pre-Closing Holder shall enter into a stockholder’s agreement (the “Stockholder’s Agreements”), substantially in the form of Exhibit F attached hereto; and

WHEREAS, at the Closing, New Pubco, Sponsor, the Pre-Closing Holders and the other parties thereto shall enter into the registration rights agreement (with such changes as may be agreed in writing New Pubco and the Company, the “Registration Rights Agreement”) substantially in the form of Exhibit E attached hereto.

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Transaction” has the meaning set forth in Section 8.03(a).

“Action” means any claim, action, suit, charge, complaint, audit, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

“Additional SEC Reports” has the meaning set forth in Section 5.09(a).

“Advisor Expenses” means all unpaid expenses payable to the Company’s financial advisor in connection with the Closing of the Transactions.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Merger Consideration” means (a) the Company Cash Consideration plus (b) the Company Stock Consideration.

“Agreement” has the meaning specified in the Preamble hereto.

“Allocation Schedule” has the meaning set forth in Section 3.06.

“Alternate Business Combination Proposal” has the meaning set forth in Section 8.03(b).

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010.

“Audited Combined Company Financial Statements” has the meaning set forth in Section 6.04(a).

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any equity ownership, equity purchase, equity option, phantom equity, equity or other equity-based incentive award, severance, employment, consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, vacation, paid time off, health and welfare, pension, supplemental requirement, employee loan and all other benefit or compensation plans, agreements, programs, policies, Contracts or other arrangements, whether or not subject to ERISA.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close or unable to open.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“CBA” has the meaning set forth in Section 4.14(a).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, as in effect on the date hereof.

“Certificate of Conversion” has the meaning set forth in Section 2.01(b).

“Change in Recommendation” has the meaning set forth in Section 8.02(b).

“CIA” means a corporate integrity agreement required by the Office of Inspector General of the United States Department of Health and Human Services or similar agreement or consent agreement or Governmental Order.

“Closing” has the meaning set forth in Section 3.04(a).

“Closing Company Cash Balance” means, as of the Second Effective Time, cash, cash equivalents and marketable securities of the Company and its Subsidiaries (without duplication), including the amounts of any received but uncleared checks and any deposits made but not yet available (which for the avoidance of doubt shall include any third-party checks deposited in or wire transfers issued to the accounts of the Company), but excluding (i) Restricted Cash or (ii) amounts of any checks or wire transfers issued against the accounts of the Company that remain outstanding; provided, however, that for purposes of calculating the Month-End Working Capital for any given month, the Closing Company Cash Balance shall be based on the Company’s books and records (prepared in the ordinary course of business) as of the end of the applicable month.

“Closing Company Indebtedness” means, as of the Second Effective Time, the aggregate amount of Indebtedness of the Company and its Subsidiaries (without duplication); provided, however, that for purposes of calculating the Month-End Working Capital for any given month, the Closing Company Indebtedness shall be based on the Company’s books and records (prepared in the ordinary course of business) as of the end of the applicable month.

“Closing Date” has the meaning set forth in Section 3.04(a).

“Closing Filing” has the meaning set forth in Section 8.05(c).

“Closing Press Release” has the meaning set forth in Section 8.05(c).

“Code” means the U.S. Internal Revenue Code of 1986.

“Combined Company Interim Financial Statements” has the meaning set forth in Section 6.04(a).

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning set forth in Section 4.13(a).

“Company Board Recommendation” has the meaning specified in the Recitals hereto.

“Company Board Recommendation Withdrawal” has the meaning specified in Section 8.02(b).

“Company Cash Consideration” means $118,350,000 less any Advisor Expenses in excess of $8,000,000, plus the Potential Tax Adjustment (if any).

“Company Closing Statement” has the meaning set forth in Section 3.03(b).

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Employees” means, with respect to the Company, each employee of the Company or its Subsidiaries.

“Company Equity Value” means $527,000,000.

“Company Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either (a) have a material adverse effect on the business, assets, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) have a material adverse effect on the ability of the Company or Newco to consummate the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official or judicial interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which the Company, Newco or their Subsidiaries operate, (iii) the announcement of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement (provided, that this clause (iii) shall not prevent or otherwise affect a determination that any change or effect resulting from a change or termination of the relationship between the Company and its Subsidiaries on the one hand and any customer, supplier and other Person with whom it and they have material business relations, on the other hand, has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), or any escalation or worsening thereof, (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company, Newco or their Subsidiaries operate, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of the Company, Newco or their Subsidiaries to meet any projections, forecasts or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), (vii) any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (viii) any action taken by, or at the request or with the consent of, any of the SPAC Parties; provided, that in the case of clauses (i), (ii), (iv), and (v), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Company, Newco and their Subsidiaries, taken as a whole, as compared to other industry participants in the locations, industries or markets in which the Company, Newco and their Subsidiaries operate.

“Company Material Contracts” has the meaning set forth in Section 4.12(a).

“Company Related Party Contract” has the meaning set forth in Section 4.22.

“Company Specified Representations” has the meaning set forth in Section 9.02(a)(i).

“Company Stock Consideration” means a number of shares of New Pubco Common Stock equal to (a) the sum of (i) the Company Equity Value, minus (ii) the Company Cash Consideration, minus (iii) the Advisor Expenses in excess of $8,000,000, plus (iv) the Closing Company Cash Balance, less (v) Closing Company Indebtedness, plus (vi) the Working Capital Adjustments, plus (or minus) (vii) the amount by which the Company Transaction Expenses are less than (or greater than) $7,000,000 (if any), plus (viii) the amount of Credited Expenses paid by the Company, divided by (b) $10.20.

“Company Subsidiaries” has the meaning set forth in Section 4.02.

“Company Transaction Expenses” means (a) all fees, costs and expenses of the Company and its Subsidiaries incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, to the extent unpaid as of the Closing (including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants to the Company and its Subsidiaries); and (b) any “single trigger” stay, retention, transaction, severance, change of control or other similar bonuses, compensation or amounts paid or payable by the Company in connection with the consummation of the Transactions (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes imposed on such amounts, determined assuming (1) such amounts are payable as of or shortly after the Closing Date, and (2) no deferral of such Taxes has occurred under any COVID-19 legislation relief program); provided, however, that the Company Transaction Expenses shall not include (i) the Advisor Expenses, (ii) the third-party fees, costs and expenses of the Company and its Subsidiaries incurred in connection with the preparation of the Combined Company Financial Statements and the Audited Combined Financial Statements, (iii) the Public Company Preparedness Fees, (iv) the Government Payments, (v) the Registration Payments, (vi) the expenses identified on Schedule 1.01(a), to the extent unpaid as of the Closing, and (vii) any Transfer Taxes.

“Confidentiality Agreement” has the meaning set forth in Section 11.09.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, consent, clearance or approval to be obtained from, filed with or delivered to, a Governmental Authority.

“Contracts” means any contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements, in each case that are legally binding upon a Person or its properties or assets.

“Contribution” has the meaning specified in the Recitals hereto.

“Conversion” has the meaning specified in the Recitals hereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the CARES Act or any changes thereto.

“Credited Expenses” means (a) all Government Payments contemplated by Section 8.01(a), (b) all Registration Payments contemplated by Section 8.02(a)(v), (c) the third-party fees, costs and expenses of the Company and its Subsidiaries incurred in connection with the preparation of the Combined Company Interim Financial Statements and the Audited Combined Financial Statements, (d) the Public Company Preparedness Fees, (e) the expenses identified on Schedule 1.01(a), (f) the costs, fees, or expenses related to the purchase by the Pre-Closing Holders of the Tax Indemnity Policy, and (g) any Transfer Taxes, in each case, to the extent paid by the Company or its Subsidiaries prior to Closing; provided, however, that for purposes of calculating the Month-End Working Capital for any given month, the Credited Expenses shall be based on the Company’s books and records (prepared in the ordinary course of business) as of the end of the applicable month.

“Data Security Requirements” means, collectively, all of the following to the extent governing the Processing of Protected Data or otherwise relating to data privacy, data security, or security breach notification requirements and directly applicable to the Company or its Subsidiaries: (a) all applicable Laws, (b) applicable industry standards to which the Company or its Subsidiaries are bound under applicable Laws, and (c) all public-facing policies on websites of the Company or its Subsidiaries, including all website and mobile application privacy policies.

“Debt Financing” has the meaning set forth in Section 8.08(a).

“Debt Financing Sources” has the meaning set forth in Section 8.08(a).

“Definitive Financing Agreements” has the meaning set forth in Section 8.08(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Dissenting Shares” has the meaning set forth in Section 3.07.

“DTRT Merger Sub” has the meaning specified in the Preamble hereto.

“Enforceability Exceptions” has the meaning set forth in Section 4.03.

“Environmental Laws” means any and all applicable Laws relating to pollution, human health and safety or protection of the environment (including natural resources), or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person, and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning set forth in Section 4.13(g).

“ESPP” has the meaning set forth in Section 7.06.

“ESPP Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“Evaluation Material” has the meaning set forth in Section 7.10(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Extension” has the meaning set forth in Section 7.02(b).

“Financing Transactions” means the Debt Financing, if any, and the PIPE Financing, if any.

“Financial Statements” has the meaning set forth in Section 4.08(a).

“Financing” means any PIPE Financing or Debt Financing.

“FINRA” means Financial Industry Regulatory Authority.

“First Certificate of Merger” has the meaning set forth in Section 2.02(a).

“First Effective Time” has the meaning set forth in Section 2.02(a).

“First Merger” has the meaning set forth in the Recitals hereto.

“Foreign Plan” has the meaning set forth in Section 4.13(k).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Payments” has the meaning set forth in Section 8.02(a)(i).

“Government Reimbursement Program” means the Medicare or Medicaid Program, the federal TRICARE program, and any other, similar or successor federal, state or local healthcare payment programs with or sponsored by any Governmental Authority.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, legislative agency, executive agency, regulatory or administrative agency (including the SEC and state securities agencies or regulatory bodies), self-regulatory organization (including FINRA), governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“Healthcare Laws” means Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute), including specifically, the Ethics in Patient Referrals Act, as amended, 42 U.S.C. § 1395nn including the regulations and subregulatory guidance promulgated thereunder; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute) including the regulations and subregulatory guidance promulgated thereunder; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Federal Civil False Claims Act, as amended, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Federal Criminal False Claims Act (18 U.S.C. § 287); the False Statements Relating to Health Care Matters Law (18 U.S.C. § 1035); Health Care Fraud (18 U.S.C. § 1347); the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a et seq.); HIPAA; any similar state and local Laws that address the subject matter of the foregoing; any state licensure Laws relating to the regulation, provision or administration of, or payment for, healthcare items, services or goods and the ownership or operation of a licensed healthcare facility; any state Law concerning the splitting of healthcare professional fees or kickbacks; any state Law concerning healthcare professional self-referrals; kickbacks or false claims; any applicable state requirements for business corporations, limited liability companies, or professional entities that provide home care services, nursing services, or a related learned healthcare profession; workers compensation; any applicable state and federal controlled substance and drug diversion Laws, including, the Federal Controlled Substances Act (21 U.S.C. § 801, et seq.) and the regulations promulgated thereunder; and all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“HIPAA” means the Administrative Simplification provisions of title II, subtitle F, of the Health Insurance Portability and Accountability Act of 1996 (Public Law 104-191) and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164, Subparts A and E), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160 and 164, Subparts A and C), the Enforcement Rule (45 C.F.R. Part 160, Subparts C-E), and the Breach Notification Rule (45 C.F.R. Part 164, Subpart D), as amended by the HITECH Act, the final HIPAA/HITECH Omnibus Rules published by the U.S. Department of Health and Human Services on January 25, 2013, and as otherwise may be amended from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning set forth in Section 7.06.

“Incentive Equity Plan Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such Person, (c) any contingent obligations for the deferred purchase price of property or other services, including “earn-outs” and “seller notes” (but excluding trade payables incurred in the ordinary course of business that are not past due), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs, expenses or other amounts payable upon the discharge of any Indebtedness of such Person, (h) any amounts owing under any COVID-19 legislation relief program (including, for the avoidance of doubt, with respect to the Company and its Subsidiaries, (i) any and all liabilities for amounts that the Company or any of its Subsidiaries has deferred pursuant to Section 2302 of the CARES Act, (ii) any and all liabilities for any amount not forgiven under the Paycheck Protection Program, and (iii) all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Authority (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States)), (i) any unfunded benefit liabilities related to any retirement plan or scheme or any deferred compensation plan, program, agreement or arrangement, other than any “single trigger” stay, retention, transaction, severance, change of control or other similar bonuses, compensation or amounts paid or payable by the Company in connection with the consummation of the Transactions (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes imposed on such amounts) that constitute “Company Transaction Expenses”, (j) the amount of any claim made under a self-insured medical or prescription benefit plan related to the pre-Closing Period, and (k) all obligations of the type referred to in clauses (a) through (k) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include (a) any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly-owned Subsidiary of such Person or between any two or more wholly-owned Subsidiaries of such Person, (b) any accrued paid time off or other similar obligations of such Person where another Person is obligated by Contract to reimburse any such amounts to such Person or (c) with respect to the Company, liability resulting from any change in the Company’s accounting method from cash basis to accrual basis.

“Independent Director” means any director of a corporation who meets the requirements of “independent director” for all purposes under the rules and regulations of Nasdaq.

“Initial Incentive Equity Plan Pool” has the meaning set forth in Section 7.06.

“Intellectual Property” means all intellectual property in any jurisdiction in the world, including: (a) patents, industrial designs, utility models, patent disclosures and improvements and applications for any of the foregoing, including all provisionals, reissuances, continuations, continuations-in-part, divisions, revisions, extensions, requests for continuing examination, reissues, renewals, and reexaminations thereof, (b) trademarks, service marks, brand names, certification marks, trade dress, trade names, corporate names, logos and slogans, designs and Internet domain names, and social media accounts and handles, and any other indicia of source or origin, whether registered or unregistered, and all applications and registration for any of the foregoing, together with all goodwill associated with each of the foregoing, (c) copyrights and rights in works of authorship, mask work rights, and design rights, all whether registered or unregistered, registrations and applications for any of the foregoing, renewals and extensions thereof, and all moral rights associated with the foregoing, (d) rights in Software (including object code and source code), (e) rights in artificial intelligence technologies, including machine learning technologies and deep learning technologies; (f) data, database, and collections of data, (g) Trade Secrets and know-how and rights in other proprietary and confidential information and data, (h) any other registrations and applications for any item referenced in any of the foregoing clauses and all rights in and to any for any item referenced in any of the foregoing clauses, and (i) any rights recognized under applicable Law in any of the foregoing or that are equivalent or similar to any of the foregoing.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning set forth in Section 6.01(a).

“IPO” has the meaning set forth in Section 6.03.

“IPO Prospectus” has the meaning set forth in Section 5.07.

“IPO Underwriters” means Cantor Fitzgerald & Co. and Odeon Capital Group, LLC.

“IPO Underwriter Fees” means the costs and expenses incurred by SPAC and its Affiliates in connection with the IPO that are due and payable to the IPO Underwriters upon the consummation of the Transactions.

“IT Systems” means systems, servers computer firmware or middleware, computer hardware, electronic data processing and telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, co-location facilities, including any outsourced systems and processes, and all other information technology equipment, in each case, that are owned or leased by the Company or any of its Subsidiaries.

“JOBS Act” has the meaning set forth in Section 8.07.

“Key Employee” means Ben Bledsoe, Beth Peterson, Jeff Harriott, Jack Nichols, Daryl Holzer, Jim McInnis and Mickey Ogg.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation, guidance or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or its Subsidiaries.

“Leases” has the meaning set forth in Section 4.18(a).

“Licensed Intellectual Property” has the meaning set forth in Section 4.19(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, option, right of first refusal, security interest or other lien of any kind.

“Lockup Agreement” has the meaning specified in the Recitals hereto.

“Medicare” or “Medicare Program” means the healthcare program established under Title XVIII of the Social Security Act, which provides health insurance for individuals 65 and over, individuals with end stage renal disease and certain disabled individuals.

“Mergers” has the meaning specified in the Recitals hereto.

“Month-End Working Capital” means, for any given month, (a) all current assets of the Company and its Subsidiaries (excluding the Closing Company Cash Balance and the Washington PTO Receivable), minus (b) current liabilities (excluding Closing Company Indebtedness, Company Transaction Expenses, the Advisor Expenses, and the Credited Expenses) of the Company and its Subsidiaries, in each case, on a consolidated basis as of 11:59 p.m. Mountain Time on the last day of such month and calculated in accordance with GAAP. Schedule 1.01(f) sets forth an illustrative calculation of Month-End Working Capital as of December 31, 2021 based on the Most Recent Balance Sheet.

“Most Recent Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021.

“Multiemployer Plan” has the meaning set forth in Section 4.13(g).

“Nasdaq” means the Nasdaq Capital Market.

“New Pubco” has the meaning specified in the Recitals hereto.

“New Pubco Board” has the meaning set forth in Section 7.05(a).

“New Pubco Bylaws” means the amended and restated bylaws of New Pubco substantially in the form of Exhibit D attached hereto (with such changes as may be agreed by the SPAC and the Company).

“New Pubco Charter” means the amended and restated certificate of incorporation of New Pubco substantially in the form of Exhibit C attached hereto (with such changes as may be agreed by the SPAC and the Company).

“New Pubco Charter Proposal” has the meaning set forth in the definition of “SPAC Stockholder Matters”.

“New Pubco Common Stock” means the common stock, par value $0.0001 per share, of New Pubco.

“New Pubco Private Placement Warrant” means one of the redeemable private placement warrants entitling the holder to purchase shares of New Pubco Common Stock.

“New Pubco Public Warrant” means one of the redeemable public warrants entitling the holder to purchase shares of New Pubco Common Stock.

“Newco” has the meaning set forth in the Recitals hereto.

“Newco Common Stock” means the common stock, par value $0.0001 per share, of Newco.

“OFAC” has the meaning specified in the definition of Sanctions Laws.

“Open Source Code” has the meaning set forth in Section 4.19(e).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Software” has the meaning set forth in Section 4.19(d).

“Parties” has the meaning specified in the Preamble hereto.

“Party” has the meaning specified in the Preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCI-DSS” means the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time.

“Per Share Merger Consideration” means (a) an amount of cash equal to the Company Cash Consideration divided by the total number of shares of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time plus (b) a number of shares of New Pubco Common Stock equal to the Company Stock Consideration divided by the total number of shares of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time.

“Permits” has the meaning set forth in Section 4.11(b).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including defects or imperfections of title, easements, encroachments, covenants, rights of way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property and similar restrictions of record and other similar charges or encumbrances) that (i) are matters of record and (ii) do not materially interfere with the present uses of such real property, (e) Liens that secure obligations that (i) are reflected as liabilities on the Most Recent Balance Sheet or (ii) are permitted pursuant to Section 6.01(a), (f) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business and consistent with past practices, and (g) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company and its Subsidiaries, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means information that, alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with an individual or household, directly or indirectly, including name, address, geolocation information, Internet Protocol (IP) addresses, financial information or other information that constitutes “personal information” or “personal data” under applicable Laws.

“PIPE Financing” has the meaning set forth in Section 8.08(a).

“PIPE Financing Amount” has the meaning set forth in Section 8.08(a).

“PIPE Investor” has the meaning set forth in Section 8.08(a).

“Potential Tax Adjustment” means the Company Cash Consideration adjustments required to ensure that, with respect to any change in accounting method from cash basis to accrual basis each Pre-Closing Holder is paid an amount in cash equal to the sum of (i) any additional Tax liability incurred by such Pre-Closing Holder resulting from such change plus (ii) any additional Tax liability incurred by such Pre-Closing Holder resulting from the payments described in this sentence. To the extent the amount of the Potential Tax Adjustment is not known as of the day prior to Closing, the Potential Tax Adjustment shall be paid after Closing pursuant to Section 8.10.

“Pre-Closing Holder” means each Person who holds Company Common Stock immediately prior to the Contribution.

“Pre-Closing Holder Representative” means Bruce A. Kramer.

“Pre-Closing SPAC Holder” means each SPAC equityholder immediately prior to the Second Effective Time, other than any such equityholder that acquires equity in any PIPE Financing.

“Processing” means collection, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium), including Personal Information.

“Protected Data” means data regulated by the PCI-DSS, Personal Information and all data for which the Company or its Subsidiaries are required by Law to safeguard and/or keep confidential or private.

“Proxy Clearance Date” has the meaning set forth in Section 8.02(a)(i).

“Public Company Preparedness Fees” means the third-party fees, costs and expenses of the Company and its Subsidiaries incurred in connection with (a) the preparation of Registration Statement on Form S-4 or any Form 8-K filings relating to the Transactions, (b) the preparation, training in transitioning of the Company’s board of directors, executive officers and other employees to a publicly held entity, (c) compliance with the obligations of the Company and its Subsidiaries under Sections 8.02, 8.05(c) and 8.08 of this Agreement, (d) the engagement of compensation, investor relations and other similar consultants; and (e) other similar activities.

“Public Stockholders” has the meaning set forth in Section 6.03.

“Q Sub Election” has the meaning specified in the Recitals hereto.

“Registration Payments” has the meaning set forth in Section 8.02(a)(i).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning set forth in Section 8.02(a)(i).

“Registered Intellectual Property” has the meaning set forth in Section 4.19(a).

“Released Claims” has the meaning set forth in Section 6.03.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Required Company Shareholder Approval” means the approval of this Agreement and the Transactions by the affirmative vote or written consent of shareholders of the Company holding at least a majority of the voting power of the outstanding Company Common Stock.

“Required SPAC Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Stock entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment thereof), in accordance with the SPAC Organizational Documents and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Incentive Equity Plan Proposal, and the ESPP Proposal.

“Restricted Cash” means any cash that cannot be freely used by the Company or any of its Subsidiaries including as a result of Applicable Law, Contract, Order, restrictions on dividends or repatriation or otherwise; provided, however, that any cash received by the Company pursuant to the Washington Contract shall not be Restricted Cash.

“Sanctioned Country” means any country or region that is or has in the past five years been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Venezuela, Sudan, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted or prohibited party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, the Entity, Denied Persons and Unverified Lists maintained by the U.S. Department of Commerce, the UN Security Council Consolidated List, and the EU Consolidated List; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, and the European Union.

“Schedules” means the disclosure schedules of the Company or SPAC, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.09(a).

“Second Certificate of Merger” has the meaning set forth in Section 2.02(b).

“Second Effective Time” has the meaning set forth in Section 2.02(a).

“Second Merger” has the meaning specified in the Recitals hereto.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Breach” means any (i) security breach or breach of Protected Data under applicable Data Security Requirements; or (ii) unauthorized interference with system operations or security safeguards of the Company’s IT Systems, including any phishing incident or ransomware attack.

“Service Provider” means, with respect to the Company, the Company Employee, officer, director, or other service provider of the Company or its Subsidiaries.

“Signing Filing” has the meaning set forth in Section 8.05(c).

“Signing Press Release” has the meaning set forth in Section 8.05(c).

“Software” means software and computer programs, whether in source code or object code form, and including (a) databases and collections of data, and related documentation and materials, (b) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces, user interfaces, architecture, development tools, code repositories, (c) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing, and (d) files and documentation, including user documentation, user manuals, programmers’ notes, foreign language versions, fixes, upgrades, updates, enhancements, current and prior versions and releases, and training materials, files, and records relating to any of the foregoing.

“SPAC” has the meaning specified in the Preamble hereto and, for the avoidance of doubt, refers to New Pubco following the First Effective Time.

“SPAC Board” has the meaning specified in the Recitals hereto.

“SPAC Board Recommendation” has the meaning specified in the Recitals hereto.

“SPAC Class A Common Stock” means the class A common stock, par value $0.0001 per share, of SPAC.

“SPAC Class B Common Stock” means the class B common stock, par value $0.0001 per share, of SPAC.

“SPAC Closing Statement” has the meaning set forth in Section 3.03(a).

“SPAC Common Stock” means the SPAC Class A Common Stock and the SPAC Class B Common Stock.

“SPAC Marks” has the meaning set forth in Section 7.10(b).

“SPAC Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to have a material adverse effect on the ability of the SPAC Parties to consummate the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws or GAAP or any official or judicial interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting special purpose acquisition companies, (iii) the announcement of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on SPAC’s stock price or the amount of SPAC Stockholder Redemptions, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), or any escalation or worsening thereof, (v) any national or international political or social conditions in the United States, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any territories, possessions, or diplomatic or consular offices of the United States or upon any United States military installation, equipment or personnel, (vi) any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (vii) any action taken by, or at the request of, the Company; provided, that in the case of clauses (i), (ii), (iv) and (v), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on SPAC, as compared to other special purpose acquisition companies.

“SPAC Organizational Documents” means the Certificate of Incorporation, SPAC’s bylaws, as amended and in effect on the date hereof, the SPAC Warrant Agreement and the Trust Agreement.

“SPAC Parties” means, collectively, SPAC, New Pubco and DTRT Merger Sub.

“SPAC Preferred Stock” has the meaning set forth in Section 5.12(a).

“SPAC Private Placement Warrant” means one of the redeemable private placement warrants entitling the holder to purchase shares of SPAC Class A Common Stock which were issued and sold to Sponsor or its Affiliates as part of SPAC’s private placement units.

“SPAC Unit” means one of the units issued in the IPO consisting of one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant.

“SPAC Public Warrant” means one of the redeemable public warrants entitling the holder to purchase shares of SPAC Class A Common Stock which were issued and sold as part of SPAC’s initial public offering.

“SPAC Related Party Transaction” has the meaning set forth in Section 5.14.

“SPAC Specified Representations” has the meaning set forth in Section 9.03(a)(i).

“SPAC Stockholder Matters” means (a) the adoption and approval of this Agreement and the Transactions (the “Business Combination Proposal”), (b) the adoption and approval of the amendments to the Certificate of Incorporation as contemplated by the New Pubco Charter (the “New Pubco Charter Proposal”), (c) the adoption and approval of the Incentive Equity Plan in accordance with Section 7.06 (the “Incentive Equity Plan Proposal”), (d) the adoption and approval of the ESPP in accordance with Section 7.06 (the “ESPP Proposal”), (e) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions or the transactions contemplated by the other Transaction Agreements, and (f) the adoption and approval of a proposal for the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“SPAC Stockholder Redemption” has the meaning set forth in Section 8.02(a)(i).

“SPAC Transaction Expenses” means (a) all fees, costs and expenses of SPAC incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing (including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants to SPAC); and (b) any Indebtedness of SPAC owed to Sponsor (other than Working Capital Loans that are satisfied at the Closing through the issuance of SPAC Private Placement Warrants to Sponsor).

“SPAC Warrant Agreement” means the Warrant Agreement, dated as of September 1, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as may be amended, modified or supplemented.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Special Meeting” has the meaning set forth in Section 8.02(b).

“Sponsor” means DTRT Health Sponsor LLC, a Delaware limited liability company.

“Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Stockholder’s Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Entity” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning set forth in Section 10.02.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other tax, charge, impost, levy, duty, or governmental assessment of any kind in the nature of a tax, including alternative or add-on minimum, net income, franchise, gross income, adjusted gross income, gross receipts, employment related (including employee withholding or employer payroll), ad valorem, transfer, license, sales, use, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, or estimated tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof), (b) any liability for, or in respect of, any item described in clause (a) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), and (c) any liability for, or in respect of, any item described in clauses (a) or (b) of this definition as a transferee or successor.

“Tax Agreement” means an agreement, in form and substance reasonably acceptable to the SPAC and the Pre-Closing Holders, between the Pre-Closing Holders and New Pubco pursuant to which (a) the Potential Tax

Adjustment will be paid in the event such amount is not paid at Closing and (b) New Pubco will pay the Pre-Closing Holders for (i) any Tax obligations paid by the Pre-Closing Holders with respect to the pre-Closing period for which the Company did not previously pay dividends in the Interim Period, as contemplated by Section 6.01(a)(ii)(b), plus (ii) any additional Tax liability incurred by such Pre-Closing Holder resulting from the payments described in clause (i).

“Tax Indemnity Policy” means a tax insurance policy that may be issued to the Pre-Closing Holders on or prior to the Closing Date.

“Tax Return” means any return, report, statement, refund claim, declaration, information return, estimate or other document filed or required to be filed with any Governmental Authority (or required to be provided to a payee) in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning set forth in Section 10.01(c).

“Termination Expenses” means all Government Payments and all Registration Payments.

“Third Party Payor Programs” means all healthcare plans or healthcare reimbursement programs in which a third party other than the patient is responsible for payment in which the Company participates with regard to a home care, long term acute care, hospice or other health care service owned, operated or managed by the Company or any of its Subsidiaries, including Government Reimbursement Programs, TRICARE program, managed care plans, private health insurance plans and health plans established pursuant to ERISA.

“Trade Controls” has the meaning set forth in Section 4.24(a).

“Trade Secrets” means, collectively, information, including a formula, pattern, compilation, invention, algorithm, program, device, method, technique, or process, that: derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trading Day” means any day on which shares of SPAC Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of SPAC Class A Common Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the Sponsor Agreement, the Lockup Agreement, the Registration Rights Agreement, the Tax Agreement, the Stockholder’s Agreements, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” has the meaning set forth in Section 8.01(e).

“Transactions” means the transactions contemplated by this Agreement, including the Contribution, the Q Sub Election, the Mergers, and the Conversion.

“Transfer Taxes” has the meaning set forth in Section 8.04(b).

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under or with respect to the Code.

“TRICARE” means the health insurance program administered by the Department of Defense for members of the military and military retirees, and their families.

“Trust Account” has the meaning set forth in Section 5.07.

“Trust Agreement” has the meaning set forth in Section 5.07.

“Trust Termination Letter” means the termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement.

“Trustee” has the meaning set forth in Section 5.07.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access to, or to disable without proper authorization, erase, or otherwise harm, Software, hardware or data.

“Updated Company Closing Statement” has the meaning set forth in Section 3.03(b).

“Updated SPAC Closing Statement” has the meaning set forth in Section 3.03(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws.

“Washington Contract” means the Consumer Directed Employer Contract effective November 18, 2019, by and between the State of Washington, acting by and through the Department of Social and Health Services and Consumer Direct Care Washington, LLC, as amended by Amendment No. 1 to Consumer Directed Employer Contract dated January 30, 2020, Amendment No. 2 to Consumer Directed Employer Contract dated March 17, 2020, Amendment No. 3 to Consumer Directed Employer Contract dated October 21, 2020, and Amendment No. 4 to Consumer Directed Employer Contract dated April 22, 2021, Amendment No. 8 to Consumer Directed Employer Contract dated April 1, 2022.

“Washington PTO Receivable” means the amount of cash received by the Company and its Subsidiaries under the Washington Contract for satisfaction of paid time off that had accrued prior to the Company and its Subsidiaries’ onboarding of employees under the Washington Contract.

“Working Capital” means (a) all current assets of the Company and its Subsidiaries (excluding the Closing Company Cash Balance, the Washington PTO Receivable and any current income Tax receivables), minus (b) current liabilities (excluding Closing Company Indebtedness, Company Transaction Expenses, the Advisor Expenses, the Credited Expenses and any current income Tax liabilities) of the Company and its Subsidiaries, in each case, on a consolidated basis as of the Second Effective Time and calculated in accordance with GAAP. Schedule 1.01(f) sets forth an illustrative calculation of Working Capital as of December 31, 2021 based on the Most Recent Balance Sheet.

“Working Capital Adjustment” means an amount (which may be positive or negative) equal to the difference between (a) the Working Capital and (b) the Working Capital Target.

“Working Capital Loans” mean any Indebtedness of SPAC from its Affiliates and stockholders to provide working capital to SPAC.

“Working Capital Target” means the sum of the Month-End Working Capital for each month beginning with June, 2022 and ending on the last completed calendar month preceding the Closing Date divided by the number of completed months that have elapsed between (and including) June 2022 and the Closing Date.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively,

(iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of business, consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) Unless otherwise explicitly specified in this Agreement, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 11:59 p.m. Eastern Time on September 27, 2022 to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” maintained on Egnyte under the title “Project Grizzly” or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(i) References to “$” or “dollar” or “US$” shall be references to United States dollars unless otherwise specified.

(j) References to SPAC’s Subsidiaries shall be references to New Pubco and DTRT Merger Sub.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge of” shall mean the actual knowledge of, (a) with respect to SPAC, the individuals listed on Schedule 1.03(a) and (b) with respect to the Company, the individuals listed on Schedule 1.03(b).

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or SPAC Common Stock shall have been changed into a different number of units or shares or a different class, by reason of any unit or stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of units or shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of shares of Company Common Stock or SPAC Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any SPAC Party or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement. For clarity, this Section 1.04 shall not apply to the issuance of New Pubco Common Stock pursuant to the conversion of SPAC Class A Common Stock and SPAC Class B Common Stock into New Pubco Common Stock in connection with the consummation of the Transactions.

ARTICLE II

THE MERGERS

Section 2.01 The Mergers, Conversion, Contribution and Q Sub Election.

(a) At the First Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, SPAC and DTRT Merger Sub shall consummate the First Merger, pursuant to which DTRT Merger Sub shall be merged with and into SPAC , SPAC’s stockholders shall receive shares of New Pubco Common Stock in exchange for their shares of SPAC Common Stock and New Pubco Private Placement Warrants in exchange for their SPAC Private Placement Warrants, and the separate existence of DTRT Merger Sub shall cease and SPAC shall continue as the Surviving Corporation after the First Merger as a direct, wholly-owned Subsidiary of New Pubco (provided that references to SPAC for periods after the First Effective Time shall include the Surviving Corporation).

(b) Following the First Effective Time, but prior to the Second Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, the Surviving Corporation shall consummate the Conversion by filing a Combined Certificate of Conversion and Certificate of Formation (the “Certificate of Conversion”), in a form mutually agreed upon by SPAC and the Company, with the Secretary of State of the State of Delaware, pursuant to which the Surviving Corporation shall convert into a Delaware limited liability company.

(c) Prior to the Second Effective Time, on the terms and subject to the conditions set forth herein, the Pre-Closing Holders shall consummate the Contribution by contributing all of the issued and outstanding shares of Company Common Stock to Newco in exchange for shares of Newco Common Stock.

(d) Following the Contribution, but prior to the Second Effective Time, on the terms and subject to the conditions set forth herein, Newco shall make the Q Sub Election by filing a properly completed IRS Form 8869.

(e) At the Second Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, New Pubco and Newco shall consummate the Second Merger, pursuant to which Newco shall be merged with and into New Pubco, whereupon the separate existence of Newco shall cease and New Pubco shall continue as the Surviving Entity after the Second Merger.

Section 2.02 Effective Times.

(a) On the terms and subject to the conditions set forth herein, on the Closing Date, SPAC and DTRT Merger Sub shall cause the First Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit H attached hereto (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and the time of such filing, or such later time as may be agreed in writing by the Company and SPAC and specified in the First Certificate of Merger, will be the effective time of and constitute the consummation of the First Merger (the “First Effective Time”).

(b) On the terms and subject to the conditions set forth herein, on the Closing Date, but after the Conversion, New Pubco and Newco shall cause the Second Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit I attached hereto (the “Second Certificate of Merger”) with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL, and the time of such filing, or such later time as may be agreed in writing by Newco and New Pubco and specified in the Second Certificate of Merger, will be the effective time of and constitute the consummation of the Second Merger (the “Second Effective Time”).

Section 2.03 Effect of the First Merger. On the terms and subject to the conditions set forth herein, at the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of any Party or the holders of any securities of SPAC, the following shall occur:

(a) Immediately prior to the First Effective Time, every issued and outstanding SPAC Unit shall be automatically detached, to the extent the SPAC Units have not already detached, and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-half of one SPAC Warrant in accordance with the terms of the applicable SPAC Unit, which underlying securities shall be converted in accordance with this Section 2.02.

(b) Each share of SPAC Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of New Pubco Common Stock, following which, all shares of SPAC Class A Common Stock shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the First Merger. The holders of SPAC Class A Common Stock outstanding immediately prior to the First Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law. Each certificate previously evidencing shares of SPAC Class A Common Stock, if any, shall thereafter represent only the right to receive the same number of shares of New Pubco Common Stock and shall be exchanged for a certificate (if requested) representing the same number of shares of New Pubco Common Stock upon the surrender of such certificate in accordance with Section 3.02.

(c) Each share of SPAC Class B Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall be automatically cancelled and extinguished and converted into one share of New Pubco Common Stock, following which, all shares of SPAC Class B Common Stock shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the First Merger. The holders of SPAC Class B Common Stock outstanding immediately prior to the First Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law. Each certificate previously evidencing shares of SPAC Class B Common Stock, if any, shall thereafter represent only the right to receive the same number of shares of New Pubco Common Stock and shall be exchanged for a certificate (if requested) representing the same number of shares of New Pubco Common Stock upon the surrender of such certificate in accordance with Section 3.02.

(d) Each SPAC Private Placement Warrant issued and outstanding immediately prior to the First Merger Effective Time will automatically become a New Pubco Private Placement Warrant exercisable for one share of New Pubco Common Stock, and each SPAC Public Warrant issued and outstanding immediately prior to the First Merger Effective Time will automatically become a New Pubco Public Warrant exercisable for one share of New Pubco Common Stock, in each case at the same exercise price per share and on the same terms in effect immediately prior to the First Merger Effective Time, and the rights and obligations of SPAC under the SPAC Warrant Agreements will be irrevocably assigned to, and assumed by, New Pubco.

(e) If there are any shares of SPAC that are owned by SPAC or any Subsidiary of SPAC, or that are held as treasury shares, in each case as of the First Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor.

(f) If any certificate for securities of SPAC is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to New

Pubco or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate or securities of New Pubco in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of New Pubco or any agent designated by it that such Tax has been paid or is not payable.

(g) Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of SPAC and DTRT Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation.

Section 2.04 Effect of the Mergers.

(a) The effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL.

(b) The effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the preceding sentence, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of New Pubco and Newco shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity.

Section 2.05 Governing Documents.

(a) At the First Effective Time, the certificate of incorporation and bylaws of SPAC shall be amended and restated to be in the forms of the certificate of incorporation and bylaws of DTRT Merger Sub, which shall be the certificate of incorporation and bylaws of the Surviving Corporation from and after the First Effective Time until thereafter amended in accordance with their respective terms and as provided by applicable Law.

(b) At the Second Effective Time, the certificate of incorporation and bylaws of New Pubco shall be the certificate of incorporation and bylaws of the Surviving Entity from and after the Second Effective Time until thereafter amended in accordance with their respective terms and as provided by applicable Law.

Section 2.06 Directors and Officers of the SPAC, the Surviving Corporation and the Surviving Entity.

(a) The directors of SPAC at the First Effective Time shall be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of SPAC at the First Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. Following the Conversion, the Surviving Corporation shall be member-managed and shall not have any officers.

(b) Subject to Section 2.06(c), the directors of New Pubco at the Second Effective Time shall be the initial directors of the Surviving Entity and shall hold office in accordance with the New Pubco Charter and the New Pubco Bylaws until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. Subject to Section 2.06(d), the officers of New Pubco at the Second Effective Time shall be the initial officers of the Surviving Entity and shall hold office in accordance with the New Pubco Charter and the New Pubco Bylaws until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(c) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, New Pubco shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Second Effective Time, the board of directors of the Surviving Entity to consist of the persons contemplated by Section 7.05. On the Closing Date, the Surviving Entity shall enter into customary indemnification agreements in the form to be mutually agreed by New Pubco and the Company with such individuals elected as members of the board of directors of the Surviving Entity as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

(d) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, New Pubco shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Second Effective Time, the officers of the Surviving Entity to be those Persons designated in accordance with Section 7.05 until the earlier of their resignation or removal or until their respective successors are duly appointed. On the Closing Date, the Surviving Entity shall enter into customary indemnification agreements in the form to be mutually agreed by New Pubco and the Company with such officers of the Surviving Entity as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

ARTICLE III

MERGER CONSIDERATION; CLOSING

Section 3.01 Effect of Second Merger. On the terms and subject to the conditions set forth herein, at the Second Effective Time (except as otherwise set forth below), by virtue of the Second Merger and without any further action on the part of any Party or any other Person, the following shall occur:

(a) Newco Common Stock. Each share of Newco Common Stock issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and extinguished and converted into the right to receive the Per Share Merger Consideration. Each share of Newco Common Stock held in the treasury of Newco immediately prior to the Second Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto.

(b) New Pubco Common Stock. On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any holder thereof, each share of New Pubco Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding.

Section 3.02 Exchange Procedures.

(a) Prior to the Closing, SPAC shall appoint an exchange agent (the “Exchange Agent”) consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as the agent for the purpose of (i) exchanging each share of SPAC Class A Common Stock and SPAC Class B Common Stock for one share of New Pubco Common Stock, (ii) amending each SPAC Warrant to provide that each such warrant shall be exercisable for New Pubco Common Stock and (iii) paying the Per Share Merger Consideration to each of the Pre-Closing Holders; provided, however, that SPAC shall afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto.

(b) At the Second Effective Time, New Pubco will promptly issue and allot, credited as fully paid, validly issued and non-assessable, or cause to be issued and allotted, credited as fully paid, validly issued and non-assessable, to the Pre-Closing Holders (and New Pubco will direct the Exchange Agent to take all necessary action to record and effect the same) the number of shares of New Pubco Common Stock that make up the Per Share Merger Consideration in accordance with the Allocation Schedule, in each case in book-entry form (which shall have a customary Securities Act restrictive legend to the extent required), unless otherwise reasonably requested by New Pubco.

(c) If any portion of the Aggregate Merger Consideration is to be issued to a Person other than the Person in whose name the relevant Newco Common Stock was registered on the books and records of Newco immediately prior to the Second Effective Time, it shall be a condition to such delivery that (i) the transfer of such Newco Common Stock shall have been permitted in accordance with the terms of Newco’s Organizational Documents, as in effect immediately prior to the Second Effective Time, (ii) if applicable, the certificate representing such Newco Common Stock shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Aggregate Merger Consideration, or the Person in whose name such portion of the Aggregate Merger Consideration is issued, shall have already executed and delivered counterparts to such other documents as are reasonably deemed necessary by New Pubco or the Company, and (iv) the Person requesting such delivery shall pay to New Pubco any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of Newco Common Stock or establish to the satisfaction of New Pubco and Newco that such Tax has been paid or is not payable.

Section 3.03 SPAC Closing Statement; Company Closing Statement.

(a) At least five Business Days prior to the Closing Date, SPAC shall deliver the Company a written statement, in form and substance reasonably acceptable to the Company, (the “SPAC Closing Statement”), setting forth its good faith estimate and calculation of the SPAC Transaction Expenses, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor (including invoices), and determined pursuant to the definitions contained in this Agreement. From and after delivery of the SPAC Closing Statement and through the Closing Date, (i) SPAC shall promptly provide the Company any changes to the SPAC Closing Statement (including any component thereof) (the “Updated SPAC Closing Statement”), and (ii) the Company shall have the right to review and comment on such calculations and estimates, SPAC shall consider in good faith any such comments made by the Company, and the Company and SPAC shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the SPAC Closing Statement or any Updated SPAC Closing Statement, as applicable (and any updates or revisions as may be agreed by the Company and SPAC shall be included in the Updated SPAC Closing Statement). SPAC shall, and shall cause its Representatives to, (x) reasonably cooperate with the Company and its Representatives to the extent related to the Company’s review of the SPAC Closing Statement and Updated SPAC Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussion related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the SPAC Closing Statement and Updated SPAC Closing Statement and reasonably requested by the Company or its Representatives in connection with such review; provided, that the Company shall not, and shall cause its Representatives to not, unreasonably interfere with the business of SPAC and its Subsidiaries in connection with any such access.

(b) At least five Business Days prior to the Closing Date, the Company shall deliver to SPAC a written statement (the “Company Closing Statement”) setting forth its good faith estimate and calculation of the Closing Company Cash Balance, Closing Company Indebtedness, Working Capital, Company Transaction Expenses, Advisor Expenses, the Credited Expenses paid by the Company prior to Closing, and the Potential Tax Adjustment as of the Closing and the resulting calculation of the Company Cash Consideration and the Company Stock Consideration, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor (including invoices), and determined pursuant to the definitions contained in this Agreement. From and after delivery of the Company Closing Statement and through the Closing Date, (i) Company shall promptly provide the SPAC any changes to the Company Closing Statement (including any component thereof) (the “Updated Company Closing Statement”), and (ii) SPAC shall have the right to review and comment on such calculations and estimates, the Company shall consider in good faith any such comments made by SPAC, and the Company and SPAC shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Company Closing Statement or any Updated Company Closing Statement (and any updates or revisions as may be agreed by the Company and SPAC shall be included in the Updated Company Closing Statement). The Company shall, and shall cause its Representatives to, (x) reasonably cooperate with SPAC and its Representatives to the extent related to SPAC’s review of the Company Closing Statement and Updated Company Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussion related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Company Closing Statement and Updated Company Closing Statement and reasonably requested by SPAC or its Representatives in connection with such review; provided, that SPAC shall not, and shall cause its Representatives to not, unreasonably interfere with the business of the Company and its Subsidiaries in connection with any such access.

Section 3.04 Closing.

(a) The closing of the Transactions (the “Closing”) shall take place (i) electronically by the mutual exchange of electronic signatures (including portable document format (PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time) on the third Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided, that such conditions are satisfied or (to the extent permitted by applicable Law) waived in writing) or (ii) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(b) Closing Transactions. Upon the terms and subject to the satisfaction or written waiver of the conditions contained in this Agreement, at the Closing:

(i) New Pubco will pay (or cause SPAC to pay) to each Pre-Closing Holder their respective portion of the Company Cash Consideration as set forth in the Allocation Schedule, with New Pubco causing such cash payment to be made from the Trust Account, until all of the Trust Account funds have been paid out, and thereafter, from proceeds of any Financing or other available cash;;

(ii) New Pubco will deliver to the Pre-Closing Holders account statements from New Pubco’s transfer agent evidencing the book-entry position of each Pre-Closing Holders’ portion of the Company Stock Consideration, if any, as set forth in the Allocation Schedule;

(iii) New Pubco will deliver to the Company the following:

(A) a certificate, duly executed by the secretary of New Pubco and dated as of the Closing Date, attaching and certifying on behalf of New Pubco that attached thereto are true, correct and complete copies of the New Pubco Charter and New Pubco Bylaws;

(B) evidence of resignation, removal or appointment, as applicable, of the persons contemplated by Section 2.06(c) and Section 2.06(d);

(C) the Registration Rights Agreement, duly executed by New Pubco and the stockholders of New Pubco party thereto (including Sponsor);

(D) the Tax Agreement, duly executed by New Pubco;

(E) a copy of the First Certificate of Merger, duly executed by authorized representatives of SPAC and DTRT Merger Sub and file stamped by the Secretary of State of the State of Delaware;

(F) a copy of the Certificate of Conversion, duly executed by an authorized representative of the Surviving Entity and file stamped by the Secretary of State of the State of Delaware;

(G) the Second Certificate of Merger, duly executed by an authorized representative of New Pubco; and

(H) evidence of the closing of the Financing Transactions or confirmation from the parties to the Financing Transaction that all closing conditions have been satisfied and that the Financing Transactions will close substantially simultaneously with the Closing; and

(iv) The Company will deliver to New Pubco the following:

(A) the Registration Rights Agreement, duly executed by the Company and the Pre-Closing Holders party thereto;

(B) the Tax Agreement, duly executed by the Pre-Closing Holders;

(C) the Second Certificate of Merger, duly executed by an authorized representative of Newco; and

(D) a properly completed IRS Form W-9 from each of the Pre-Closing Holders.

Section 3.05 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, SPAC, the Company, DTRT Merger Sub and New Pubco and their respective Affiliates and agents shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that any deduction or withholding is to be made from the amounts otherwise payable hereunder, SPAC shall use commercially reasonable efforts to provide notice to the applicable Person at least 10 days prior to the day the relevant withholding is to be made (and all Parties agree to use commercially reasonable efforts to cooperate to reduce or eliminate any such withholding). To the extent that any amounts are deducted or withheld consistent with the terms of this Section 3.05 and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. In the case of any such payment payable to employees of the Company or any of its Subsidiaries in connection with the Mergers treated as compensation for applicable Tax purposes, the parties shall cooperate to pay such amounts through New Pubco’s or its Affiliates’ payroll to facilitate applicable withholding.

Section 3.06 Allocation Schedule. The Company acknowledges and agrees that the Aggregate Merger Consideration is being allocated among the Pre-Closing Holders pursuant to the schedule in the form set forth on Schedule 3.06 and delivered by the Company to SPAC at least two Business Days prior to the anticipated Closing Date (the “Allocation Schedule”) and such allocation (i) is and will be in accordance with the Organizational Documents of Newco and applicable Law, (ii) does and will set forth (A) the mailing addresses and email addresses, for each Pre-Closing Holder, (B) the number and class of Equity Securities owned by each Pre-Closing Holder, (C) the number of shares of New Pubco Common Stock allocated to each Pre-Closing Holder, and (D) the portion of the Company Cash Consideration, if any, allocated to each Pre-Closing Holder and (iii) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material). For illustrative purposes only, set forth on Schedule 3.06 is the Allocation Schedule as it would have been prepared if the Closing Date were the date hereof (it being understood that such illustrative Allocation Schedule set forth on Schedule 3.06 is illustrative only and not binding in any manner on the Parties) and the ownership of Newco was the same as the ownership of the Company; provided that, the Parties agree that such illustrative Allocation Schedule shall not be required to set forth the mailing addresses and email addresses of the Pre-Closing Holders. Notwithstanding anything in this Agreement to the contrary, upon delivery, payment, issuance, reserve for issuance or any other treatment of the Aggregate Merger Consideration on the Closing Date in accordance with the Allocation Schedule, subject to Section 3.01, SPAC and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement, and none of them shall have (I) any further obligations to the Company, any Pre-Closing Holder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Aggregate Merger Consideration), or (II) any liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases SPAC and its Affiliates (but excluding, on and after the Closing, the Company and its Affiliates) from all claims arising from or related to such Allocation Schedule and the allocation of the Aggregate Merger Consideration, as the case may be, among each Pre-Closing Holder as set forth in such Allocation Schedule.

Section 3.07 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Newco Common Stock outstanding immediately prior to the Second Effective Time and owned by a holder who is entitled to demand and properly demands appraisal of such shares in accordance with, and who complies in all respects with, the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive a portion of the Aggregate Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by the DGCL. At the Second Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares provided by the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Second Effective Time, into the right to receive a portion of the Aggregate Merger Consideration upon the terms and conditions set forth in this Agreement. The Company shall give SPAC prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Newco Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company or Newco relating to rights to be paid the fair value of Dissenting Shares, and SPAC shall have the right to participate in and, following the Second Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Second Effective Time, neither the Company nor Newco shall, except with the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules, the Company represents and warrants to the SPAC Parties as follows:

Section 4.01 Corporate Organization of the Company. The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Montana. The Company has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the Organizational Documents of the Company, as in effect on the date hereof, previously made available by the Company to SPAC are (a) true, correct and complete and (b) in full force and effect. The Company is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not in violation of any of the provisions of its Organizational Documents, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02 Subsidiaries. The Subsidiaries of the Company, together with their respective jurisdictions of incorporation or organization and names of their respective equityholders and equity ownership, as of the date hereof, are set forth on Schedule 4.02 (the “Company Subsidiaries”). The Company Subsidiaries have been duly formed or organized, are validly existing under the laws of their respective jurisdictions of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their businesses as they are now being conducted, except (other than with respect to due organization and valid existence) in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which its ownership of tangible property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and (subject to the approvals described in Section 4.05 and upon receipt of the Required Company Shareholder Approval) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions and the transactions contemplated by the other Transaction Agreements. The execution, delivery and performance of this Agreement and the other Transaction Agreements to which the Company is a party and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements have been duly authorized by the board of directors of the Company and, except for the Required Company Shareholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any of the other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each other Transaction Agreement to which the Company is a party (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each of the other Transaction Agreements to which the Company is a party will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04 No Conflict. Except as set forth on Schedule 4.04, the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions and the transactions contemplated by the other Transaction Agreements do not and will not, upon receipt of the Required Company Shareholder Approval (a) contravene or conflict with the Organizational Documents of the Company or, in any material respect, with the Organizational Documents of the Company Subsidiaries, (b) subject to the approvals described in Section 4.05, contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of the Company Subsidiaries or any of their respective assets or properties, (c) subject to the approvals described in Section 4.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which the Company or any of the Company Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or any Permit of the Company or the Company Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of the Company Subsidiaries, except (A) in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) in the case of clause (d) for Liens on the Equity Security of any of the Company Subsidiaries that is not owned by the Company.

Section 4.05 Governmental Authorities; Consents4.1 . Assuming the truth and accuracy of the representations and warranties of the SPAC Parties contained in this Agreement, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of this Agreement and the consummation of the Transactions shall not, require the Company or any of the Company Subsidiaries to obtain any Consent, except (a) for compliance with the applicable requirements, if any, of the HSR Act, (b) the filing of the Second Certificate of Merger in accordance with the DGCL, (c) for Consents that may be required solely by reason of the SPAC Parties’ (as opposed to any other third party’s) participation in the Transactions, (d) the filing with the SEC of (i) the Registration Statement (and the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or, if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC) and (ii) such reports under Section 13(a) or 15(d) of the Exchange

Act as may be required in connection with this Agreement, the other Transaction Agreements, the Transactions or the transactions contemplated by the other Transaction Agreements, (e) such filings with and approval of Nasdaq to permit the New Pubco Common Stock to be issued in connection with the Transactions and the transactions contemplated by other Transaction Agreements to be listed on the Nasdaq, (f) the Required Company Shareholder Approval, (g) as set forth in Schedule 4.05(g) and (h) any Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.06 Current Capitalization.

(a) Schedule 4.06(a) sets forth as of the date hereof the authorized and outstanding Equity Securities of the Company (including the number and class or series (as applicable)) and the record ownership (including the percentage interests held thereby) thereof, and such Equity Securities have not been issued in violation of preemptive or similar rights. The outstanding Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable.

(b) Except as set forth on Schedule 4.06(a), as of the date hereof, there are no outstanding or authorized Equity Securities in the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s shareholders may vote. Except as set forth on Schedule 4.06(b), other than this Agreement, the other Transaction Agreements, the Transactions and the transactions contemplated by the other Transaction Agreements, the Company is not a party to any shareholders agreement, voting agreement, proxies, registration rights agreement or other agreements or understandings relating to its Equity Securities.

Section 4.07 Capitalization of Subsidiaries.

(a) The outstanding Equity Securities of the Company’s Subsidiaries have been duly authorized and validly issued and are, if applicable, fully paid and non-assessable. The outstanding Equity Securities in each Company Subsidiary that are owned by the Company, directly or indirectly, are owned free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of the applicable Company Subsidiary or any Permitted Liens) and have not been issued in violation of preemptive or similar rights.

(b) Except as set forth on Schedule 4.02, as of the date hereof, there are no outstanding or authorized Equity Securities in any Company Subsidiary. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Company Subsidiary. There are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of any Company Subsidiary, except as set forth in the Organizational Documents of the applicable Company Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ shareholders or members, as applicable, may vote. Except as set forth in the Organizational Documents of the applicable Company Subsidiary or as set forth on Schedule 4.07(b), no Company Subsidiary is a party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other agreements or understandings relating to its Equity Securities.

(c) Except for Equity Securities in any wholly-owned Subsidiary of the Company or as set forth on Schedule 4.07(c), as of the date hereof, none of the Company nor any of the Company Subsidiaries owns any Equity Securities in any Person. As of the date hereof, no shares of capital stock are held in treasury by any Company Subsidiary.

Section 4.08 Financial Statements.

(a) Attached as Schedule 4.08(a) hereto are copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2022, and the related unaudited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the nine months then ended (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, taken as a whole, as of the dates and for the periods indicated therein in conformity with GAAP during the periods involved, except (i) that the Unaudited Financial Statements may not contain all footnotes required by GAAP (none of which, individually or in the aggregate, are material), and (ii) as may be indicated in the notes thereto.

(c) The Company maintains and, for all periods covered by the Financial Statements, has maintained books and records of the Company in the ordinary course of business that are accurate and complete in all material respects and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries in all material respects.

(d) Except as set forth in the Financial Statements, as of the date hereof, neither the Company nor the Company’s independent auditors has identified or been made aware of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 4.09 Undisclosed Liabilities. Except as set forth on Schedule 4.09, as of the date hereof, the Company does not have any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be set forth on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for in the Most Recent Balance Sheet, (b) that have arisen since the Most Recent Balance Sheet in the ordinary course of business, or (c) arising under this Agreement or the performance by the Company of its obligations hereunder, including the Company Transaction Expenses, the Advisor Expenses and the Credited Expenses.

Section 4.10 Litigation and Proceedings. As of the date hereof, there is no, and from January 1, 2018 through the date hereof, there has not been any, Action pending or, to the knowledge of the Company, threatened in writing by or against the Company or any of the Company Subsidiaries or any of their properties, rights or assets that would reasonably be expected to (a) involve an amount in controversy (not counting insurance deductibles) of more than $100,000, or (b) if adversely determined, have, individually or in the aggregate, a Company Material Adverse Effect. There is no, and since January 1, 2018 there has been no, Governmental Order imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries or any of their properties, rights or assets. As of the date hereof, none of the Company nor any of the Company Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any unsatisfied, ongoing obligations, restrictions or liabilities (of any nature).

Section 4.11 Compliance with Laws.

(a) The Company and the Company Subsidiaries are in compliance with all applicable Laws (including applicable Environmental Laws) in all material respects.

(b) Each of the Company and the Company Subsidiaries hold all material licenses, approvals, consents, registrations, franchises and permits (“Permits”) necessary for the lawful conduct of its business as it is being conducted as of the date hereof. No event has occurred with respect to any of the Permits which permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination thereof, or would reasonably be expected to result in any other impairment of the rights of the holder of any such Permit.

(c) As of the date hereof, (i) none of the Company nor any of the Company Subsidiaries has received any written notice of any material violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) that remains unresolved and (ii) no assertion or Action of any material violation of any Law, Governmental Order or Permit by the Company or any of the Company Subsidiaries is currently threatened in writing against the Company or any of the Company Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business). As of the date hereof, no investigation or review by any Governmental Authority with respect to the Company or any of the Company Subsidiaries is pending or has been threatened in writing.

Section 4.12 Contracts; No Defaults.

(a) Schedule 4.12(a) contains a true and complete listing of all Contracts described in clauses (i) through (xiii) of this Section 4.12(a) to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which, as of the date hereof, any of their respective assets are bound (together with all material amendments, waivers or other changes thereto that exist on the date hereof) other than any purchase orders entered into in the ordinary course of business and, except with respect to clauses (ix) and (x), any Company Benefit Plans (all such Contracts as described in clauses (i) through (xiii), collectively, the “Company Material Contracts”). True, correct and complete copies of such Company Material Contracts, together with all material amendments, waivers or other changes thereto, in each case that are in existence as of the date hereof have been delivered to or made available to SPAC or its agents or Representatives.

(i) Each Contract relating to Indebtedness with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $200,000;

(ii) Each Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets the Company or any of its Subsidiaries in each case, (A) involving payments in excess of $200,000, or (B) pursuant to which there are any material ongoing obligations;

(iii) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement and each other Contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) involves aggregate payments in excess of $200,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;

(iv) Each Contract, or group of related Contracts, requiring capital expenditures by the Company or the Company Subsidiaries after the date of this Agreement in an amount in excess of $200,000 in the aggregate in a 12-month period;

(v) Each Contract providing for payments or projected revenue to the Company or its Subsidiaries in an amount in excess of $4,000,000 in the aggregate in the 12-month period commencing on the date hereof;

(vi) Each Contract prohibiting or restricting in any material respect the ability the Company or its Subsidiaries to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person, in each case, in any material respect, other than customary restrictions with respect to the sale or delivery of products in certain geographical areas and non-solicitation and no-hire provisions, in each case, entered into in the ordinary course of business;

(vii) Each Contract (excluding (x) non-disclosure agreements,(y) non-exclusive licenses granted in trademarks that are Owned Intellectual Property that are incidental to marketing, printing or advertising Contracts or are for inclusion on customer lists or use in the provision of services, and (z) Contracts containing a nonexclusive license or other nonexclusive grant of rights to service providers, contractors or vendors entered into for the provision of services to the Company or any Subsidiary by such

Persons, in the ordinary course of business) under which the Company or any of its Subsidiaries (A) is a licensee with respect to any item of Intellectual Property that is material to the business of the Company or any of the Company Subsidiaries (excluding non-exclusive licenses, terms of service, terms of use and similar agreements in respect of commercially available, unmodified, “off-the-shelf” software, services or software-as-a-service platforms) and (B) is a licensor or otherwise grants to a third party any rights to use any item of material Owned Intellectual Property (excluding non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business and consistent with past practice);

(viii) Each Contract under which the Company or any of its Subsidiaries has commissioned the development of Owned Intellectual Property by a third party that is material to the business of the Company or any of its Subsidiaries (other than pursuant to the Company’s standard form employee invention assignment or consulting or independent contractor agreements, copies of which have been provided to SPAC, or any Contract entered into in the ordinary course of business);

(ix) Each employment Contract with any individual that (A) provides for annual base salary in excess of $150,000, (B) provides for independent contractor services with fees in excess of $150,000 per year, or (C) provides for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the Transactions, including any severance, retention, change of control, transaction, or similar payments;

(x) Each CBA;

(xi) Each staffing agreement, temporary employment agreement, or similar agreement for the provisions of temporary labor;

(xii) Each Contract with a Governmental Authority; and

(xiii) Any commitment to enter into agreement of the type described in clauses (i) through (xii) of this Section 4.12(a).

(b) Except for any Contract that has terminated, or will terminate, upon the expiration of the stated term thereof prior to the Closing Date, (i) each Company Material Contract is (A) in full force and effect and (B) represents the legal, valid and binding obligations the Company or one of its Subsidiaries that is a party thereto and, to the knowledge the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions, (ii) neither the Company, any of its Subsidiaries nor, to the knowledge the Company, any other party thereto is or is alleged to be in material breach of or default under any Company Material Contract, (iii) neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or default under any such Contract that remains unresolved and (iv) to the knowledge the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both).

Section 4.13 Company Benefit Plans.

(a) Schedule 4.13(a) sets forth a true and complete list of each material Company Benefit Plan. For purposes of this Agreement a “Company Benefit Plan” means each Benefit Plan which is contributed to, required to be contributed to, sponsored by or maintained by the Company or any of its Subsidiaries for the benefit of any Service Provider of the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any liability or obligation, contingent or otherwise, in any case, excluding any Multiemployer Plan.

(b) With respect to each Company Benefit Plan listed on Schedule 4.13(a), the Company has delivered or made available to SPAC copies of (i) the plan document, adoption agreement, and any trust agreement or other funding instrument relating to such plan, or in the event that the Company Benefit Plan is unwritten, a written summary of the material provisions, as applicable, (ii) the most recent summary plan description, if any, required under ERISA with respect to the Company Benefit Plan, (iii) the three most recent annual reports on Form 5500 and all attachments with respect to the Company Benefit Plan (if applicable), (iv) the three most recent actuarial valuations (if applicable) relating to the Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan, and (vi) any material or non-routine correspondence with any Governmental Authority within the past three years.

(c) Each Company Benefit Plan has been established, maintained, funded and in material compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions, premiums or other payments that are due with respect to any Company Benefit Plan have been made and all such amounts due for any period ending on or before the Closing Date have been or will be made or properly accrued and, with respect to contributions, premiums or other payments for the periods reflected therein, reflected in the Financial Statements to the extent required by GAAP. No Company Benefit Plan has any unfunded or underfunded benefit liabilities.

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the Company’s knowledge, as of the date hereof, nothing has occurred, whether by action or failure to act, that would reasonably be expected to adversely affect such qualification.

(e) (i) No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate, to any tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law, (ii) there do not exist any pending or, to the Company’s knowledge, threatened Actions (other than routine claims for benefits), audits or investigations with respect to any Company Benefit Plan, (iii) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and (iv) no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan have occurred that, in each case of subsections (i) through (iv), either individually or in the aggregate, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except for coverage that is provided through the end of the calendar month in which a termination of employment occurs or pursuant to Section 4980B of the Code or any similar state Law, no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any current or projected liability in respect of or any obligation to provide, any post-employment or post-retirement or post-termination health, medical or life insurance benefits for current, former or retired Service Providers of the Company or any of its Subsidiaries.

(g) None of the Company, its Subsidiaries, or its respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or would reasonably be expected to have any current or contingent liability or obligation under or with respect to: (i) a multiemployer plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”), (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means, with respect to the Company, any Person or entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company, is under common control or treated as a single employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m), or (o) of the Code.

(h) Except as set forth on Schedule 4.13(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers (whether alone or in connection with any other event(s)) (i) will result in the acceleration, funding, vesting or creation of any rights of any current or former Service Provider of the Company or its Subsidiaries to any compensatory payments, severance or benefits or increases in any compensatory payments, severance or benefits (including any loan forgiveness) under any Company Benefit Plan (or under any arrangement that would be the Company Benefit Plan if in effect as of the date of this Agreement), (ii) will result in the payment to any current or former Service Provider of the Company or its Subsidiaries of any severance payments, or any increase in severance payments or benefits upon any termination of employment or service, or (iii) result in any “excess parachute payment” within the meaning of Section 280G of the Code (or corresponding provision of state law) to any Service Provider of the Company or its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code (determined without regard to the exceptions set forth in Section 280G(b)(5) of the Code).

(i) None of the Company or any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is in compliance with, and has been maintained, operated and administered in compliance with, Section 409A of the Code, and all applicable regulations, other guidance issued, and notices issued thereunder.

(k) With respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Foreign Plan”): (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made in all material respects, or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Plan required by Law to be registered has been so registered and has been maintained in good standing in all material respects with applicable Law; (iii) the Foreign Plan has been sponsored, maintained and contributed to in compliance with its terms and applicable foreign Laws; and (iv) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or has any unfunded or underfunded liabilities.

Section 4.14 Labor Matters.

(a) Except as set forth on Schedule 4.14(a), none of the Company or any of its Subsidiaries is party to or bound by any collective bargaining agreement with any labor union, labor organization or works council representing employees of the Company (each, a “CBA”) and no employees are represented by any labor union, other labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. There are no, and from January 1, 2020, there have been no, pending, or to the knowledge of the Company, as of the date hereof, there are no threatened (i) labor organizing activities or representation or certification proceedings by any labor union, works council or other labor organization to organize any of the Company Employees, and (ii) material labor disputes, labor grievances, labor arbitrations, unfair labor practice charges, strikes, lockouts, picketing, hand billing, slowdowns, concerted refusals to work overtime, or work stoppages against or affecting the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are, and have been since January 1, 2018, in material compliance with all applicable Laws regarding labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, employee classification (including the classification of independent contractors and exempt and non-exempt employees under the Fair Labor Standards Act and similar state or local Laws), discrimination, harassment or retaliation, whistleblowing, wages and hours, classification of individuals as independent contractors or employees, the investigation of sexual harassment or other unlawful discrimination or retaliation claims, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, and unemployment insurance.

(c) No allegations of sexual harassment or sexual misconduct have been made or threatened in writing, or, to the knowledge of the Company, otherwise threatened in writing to be made, against or involving any current or former officer, director, manager or other Key Employee or by any current or former officer or employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director of other Key Employee.

(d) Except as set forth on Schedule 4.14(d), no employee layoff, facility closure or shutdown (whether voluntary or by Governmental Order), reduction-in-force, furlough, temporary layoff, or material work schedule change or reduction in hours, modification of any Company Benefit Plan, salary or wages affecting Company Employees has occurred since January 1, 2018 or has occurred as a result of COVID-19 or any COVID-19 Measures.

(e) None of the Company or any of its Subsidiaries has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act or any other similar state Laws.

(f) As of the date hereof, none of the Company or any of its Subsidiaries has received written notice that any Key Employee intends to terminate his or her employment with the Company prior to the one-year anniversary of the Closing.

(g) The Company and its Subsidiaries have paid in full to all employees, independent contractors and consultants all wages, salaries, fees, commissions, bonuses, benefits, accrued vacation or paid time off, severance, end of service payments and other compensation or contractual payments due to or on behalf of such employees, independent contractors and consultants.

(h) Except as would not be material (either individually or in the aggregate), none of the Company or any of its Subsidiaries have any liability for the misclassification of any employee as exempt under the Fair Labor Standards Act or state or local Laws or any individual as an independent contractor rather than an employee.

(i) The Company has made available to SPAC copies of any confidentiality, non-competition, non-solicitation, non-disparagement, and/or intellectual property assignment agreement or similar restrictive covenant agreement that is protective of the Company or any Company Subsidiary executed by the current employees of the Company and the Company Subsidiaries. To knowledge of the Company, (i) no employee or independent contractor of the Company and its Subsidiaries is subject to any noncompete or nondisclosure agreement that would materially interfere with such employee’s or independent contractor’s ability to promote the interests of or provide services to the Company and the Company Subsidiaries or that would conflict with the Company’s and the Companies’ Subsidiaries’ business and (ii) no employee of the Company and its Subsidiaries is a party to any employment or consulting agreement with any third-party.

Section 4.15 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and payable by the Company and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority.

(c) The Company and each of its Subsidiaries has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee or independent contractor and all material sales, use, ad valorem, and value added Taxes, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority (other than any such amounts not yet required to be remitted), and (iii) complied in all material respects with applicable Laws with respect to Tax withholding and sales, use, ad valorem and value added Tax Laws, including all material reporting and record keeping requirements with respect thereto.

(d) Neither the Company nor any of its Subsidiaries is engaged in any audit, administrative proceeding or judicial proceeding, in each case, that is material, with respect to Taxes. Neither the Company nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither the Company nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither the Company nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(h) There are no Liens with respect to Taxes on any of the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP. Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” or similar agreement or arrangement with a Governmental Authority relating to Taxes that is in effect as of the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group that includes only the Company and/or its Subsidiaries, or (ii) has any material liability for or in respect of the Taxes of any Person (other than the Company and its Subsidiaries) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except for liabilities pursuant to contracts not primarily relating to Taxes).

(j) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for liabilities pursuant to (i) contracts not primarily relating to Taxes or (ii) an agreement solely among any of the Company and its Subsidiaries).

(k) Except as set forth on Schedule 4.15(k), neither the Company nor any of its Subsidiaries is organized in a non-U.S. jurisdiction.

(l) The Company is not, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) The Company has duly elected to be treated as an S corporation pursuant to Code Section 1362(a) and, as applicable, the Laws of each state and other jurisdiction in which the Company or any Subsidiary of the Company conducts business or could otherwise be subject to income Taxes. Each of these elections was in effect at all times prior to the Contribution. No event has occurred (or fact has existed) that would preclude the Company from initially qualifying as an S corporation under Code Section 1361(a) or which would terminate the Company’s S corporation status (other than the Contribution and the other Transactions). No Governmental Authority has challenged the effectiveness of any of these elections.

(n) The Company has duly elected to treat each wholly-owned Company Subsidiary as a “qualified Subchapter S subsidiary” pursuant to the Code Section 1361(b)(3)(B) and the laws of each state and other jurisdiction in which such Subsidiary conducts business or could otherwise be subject to income Taxes. Each of these elections is currently effective. No event has occurred (or fact existed) that would preclude any such Subsidiary of the Company from initially qualifying as a “qualified Subchapter S subsidiary” or which would terminate any such Subsidiary’s “qualified Subchapter S subsidiary” status (other than the Transactions). No Governmental Authority has challenged the effectiveness of any of these elections.

(o) As of the date of this Agreement, Consumer Direct Care Washington, LLC, a Washington limited liability company, is classified as a partnership for U.S. federal income Tax purposes and, as applicable, under the Laws of each state and other jurisdiction in which such Subsidiary conducts business or could otherwise be subject to income Taxes. No Governmental Authority has challenged such classification.

(p) Neither the Company nor any Subsidiary of the Company is an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code. The Company is not aware of any agreement, plan or other circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Intended Tax Treatment.

Section 4.16 Insurance. With respect to all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries, (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects, (c) none of the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened in writing, and (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

Section 4.17 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to all material equipment and other material tangible property and assets reflected on the books of the

Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.18 Real Property.

(a) Schedule 4.18(a) contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property including the address of each Leased Real Property and a detailed description of each Lease (hereinafter defined). The Company has made available to SPAC true, correct and complete copies of the material Contracts pursuant to which the Company or any of its Subsidiaries use or occupy (or have been granted an option to use or occupy) such Leased Real Property or is otherwise a party with respect to the Leased Real Property as of the date hereof (the “Leases”). As of the date hereof (i) each Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the Company’s knowledge, the other party thereto, subject to the Enforceability Exceptions, and each such Lease is in full force and effect in all material respects, (ii) each Lease has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements, waivers and side letters disclosed on Schedule 4.18(a) or otherwise made available to SPAC, (iii) none of the Company nor any of its Subsidiaries has received or given any written notice of default or breach under any of the Leases and to the knowledge of the Company, neither the Company nor its Subsidiaries has received written notice of any default or breach that has not been cured, and (iv) to the knowledge of the Company, there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a default or breach by the Company or one of its Subsidiaries or, in each case, to the Company’s knowledge, the other party thereto.

(b) At the Closing, neither the Company nor any of its Subsidiaries will own any land, buildings or other real property.

Section 4.19 Intellectual Property and IT Security.

(a) Schedule 4.19(a) sets forth a complete and correct list of all registrations and applications for the registration thereof for the following that are included in the Owned Intellectual Property: (A) trademarks, (B) patents, (C) copyrights, and (D) internet domain names, specifying as to each item, as applicable, the owner(s) of record, jurisdiction of application or registration, the application or registration number and the date of application or registration (“Registered Intellectual Property”). Excluding any pending applications included in the Registered Intellectual Property, as of the date hereof, each item of material Registered Intellectual Property is subsisting, and, to the knowledge of the Company, valid and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, no loss or expiration of any material Owned Intellectual Property is threatened in writing, pending, or reasonably foreseeable by the Company or its Subsidiaries, except for expiration of patents and copyrights and non-renewal of trademarks and internet domain names at the end of their statutory or designated (in case of domain names) terms (and not as a result of any act or omission by the Company or any of its Subsidiaries, including failure by the Company or any of its Subsidiaries to pay any required maintenance fees) and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or one or more Subsidiaries of the Company (i) solely owns all right, title and interest in and to the Owned Intellectual Property and (ii) has the right to use pursuant to a written, and to the knowledge of the Company, valid, license all other Intellectual Property used in or necessary for the operation of the business of the Company, as presently conducted, and that is not in the public domain (“Licensed Intellectual Property”), in each case, free and clear of all Liens other than Permitted Liens and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There is not, and since January 1, 2018, there has not been any Action pending, received in writing or threatened in writing, against the Company or any of its Subsidiaries with respect to any Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, no Person has notified the Company or any of its Subsidiaries in writing that any of such Person’s Intellectual Property rights are infringed, misappropriated, or otherwise violated by the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries requires an unsolicited license to any of such Person’s Intellectual Property rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, none of Company, its Subsidiaries or the former or current conduct of their respective businesses infringes, misappropriates or otherwise violates, or since January 1, 2018 has infringed, misappropriated or otherwise violated, any Intellectual Property rights of any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no Person is currently infringing, misappropriating, diluting or otherwise violating, or since January 1, 2018 has infringed, misappropriated, diluted or otherwise violated, any of the Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has taken commercially reasonable steps to maintain, preserve and protect all material Owned Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets and any other material confidential information owned by the Company or its Subsidiaries (and any material confidential information owned by any Person to whom the Company or any of its Subsidiaries has a written confidentiality obligation). No Trade Secrets or other material confidential information included in the Owned Intellectual Property have been disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Trade Secrets or any other confidential information by such Person except to the extent that the disclosure of such Trade Secrets or confidential information would not result in a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current or former founder, employee, consultant and independent contractor of the Company or its Subsidiaries who has contributed or created, in whole or in part, any material Owned Intellectual Property has executed and delivered to the Company or its Subsidiaries either a (i) written “work-for-hire” agreement under which the Company or its applicable Subsidiaries is deemed to be the owner or author of all such Owned Intellectual Property rights created or developed by such Person, or (ii) a written assignment by such Person (by way of a present grant of assignment) in favor of the Company or one of its applicable Subsidiaries of all right, title and interest in and to such Owned Intellectual Property, and in case of the foregoing clauses (i) and (ii), that also prohibits such Person, where commercially reasonable or customary, from using or disclosing any Trade Secrets included in the Owned Intellectual Property. To the knowledge of the Company, no such current or former founder, employee, consultant and independent contractor of the Company or its Subsidiaries is in violation of any such agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company or its Subsidiaries is/are in possession of the source code and object code for all Software constituting material Owned Intellectual Property (“Owned Software”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Owned Software (i) conforms in all material respects with all representations and warranties established by the Company and its Subsidiaries or conveyed thereby to its or their customers or other transferees, (ii) to the knowledge of the Company, is free of any material defects and does not contain any Unauthorized Code and (iii) has been maintained by the Company and its Subsidiaries on their own behalf or on behalf of their customers in accordance with their contractual obligations to customers, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in possession of or has access to all documentation relating to the Owned Software that is reasonably necessary for the use, maintenance, enhancement, development, and other exploitation of such Owned Software as used in the business of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of clarity, Owned Software does not include any Software constituting Licensed Intellectual Property that is embedded in or used or operated in connection with the Owned Software.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not incorporated any “open source” or “copyleft” Software or Software licensed or used under an ”open source” license or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses and including under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, any Creative Commons “ShareAlike” license, or the Apache Software License) (“Open Source Code”) into Owned Software, distributed Open Source Code in conjunction with any Owned Software or used Open Source Code, in each case in a manner that requires or conditions the use or distribution of any of the Owned Software on the compulsory disclosure, licensing, or distribution of any source code for any portion of such Owned Software, including requiring any Owned Software to be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge or minimal charge.

(f) The Company has taken commercially reasonable efforts consistent with industry standards for companies of the Company’s size that are designed to (i) protect the confidentiality, integrity and security of the IT Systems from any unauthorized use, access, interruption, or modification, and (ii) ensure that all IT Systems (A) operate and run in a reasonable and efficient business manner in all material respects, and (B) are free from any Unauthorized Code, except as would not reasonably be expected to have a Company Material Adverse Effect. The IT Systems are sufficient for the current needs of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Data Security Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not experienced any Security Breaches.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to Process all Protected Data to the extent such Protected Data is Processed by or on behalf of the Company and its Subsidiaries in connection with the use and/or operation of its products, services and business.

Section 4.20 Absence of Changes. From December 31, 2021 until the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing.

Section 4.21 Brokers’ Fees. Other than as set forth on Schedule 4.21, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company or any of the Company Subsidiaries or any of their respective Affiliates.

Section 4.22 Related Party Transactions. Except for the Contracts set forth on Schedule 4.22, there are no Contracts between the Company or any of the Company Subsidiaries, on the one hand, and any officer or director of the Company and the Company Subsidiaries or holder of Company Common Stock or, to the Company’s knowledge, any Affiliate (other than the Company and its Subsidiaries) or family member of any of the foregoing, on the other hand (each, a “Company Related Party Contract”), except in each case, for (a) employment agreements, confidentiality and invention assignment agreements, standard director and officer indemnification agreements, equity or incentive equity documents, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by the Company or its Subsidiaries to any officer, director, employee, member or shareholder and all related arrangements, including any pledge arrangements), (c) amounts paid pursuant to Company Benefit Plans listed on Schedule 4.13(a) and (d) other transactions for services in their capacity as officers, directors or employees.

Section 4.23 Registration Statement; Information Provided. None of the information relating to the Company or its Subsidiaries supplied or to be supplied in writing by the Company, or by any other Person acting on behalf of the Company, specifically for inclusion in the Registration Statement will, as of the date the Registration Statement (or any amendment or supplement thereto) is first mailed to SPAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement (a) that is modified in any material respect by any SPAC Party or any of their Affiliates or Representatives without the Company’s prior written approval, which is misleading by virtue of such modification, (b) in reliance upon and in conformity with information furnished in writing by or on behalf of a SPAC Party or any of their Affiliates or Representatives specifically for inclusion in the Registration Statement which is misleading by virtue of such reliance and conformity or (c) with respect to projections or forecasts with respect to the Company or its Subsidiaries. The Registration Statement, insofar as it relates to information supplied by or on behalf of the Company related to the Company or its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 4.24 International Trade; Anti-Corruption.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees or any agents or other third-party representatives acting on behalf of the Company or any of its Subsidiaries, is currently, or has been in the last five years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) knowingly engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees or any agents or other third-party representatives acting on behalf of the Company or any of its Subsidiaries, has in the last five years made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any officer or employee of a Governmental Authority or other Person in violation of any Anti-Corruption Laws.

(c) In the past five years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries has (i) received from any Governmental Authority or any other Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 4.25 Healthcare Matters.

(a) The Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all Healthcare Laws or CIAs applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, in each case in all material respects. Since January 1, 2017, no Governmental Authority has issued any written notice or notification stating that the Company or any of its Subsidiaries is not in compliance in all material respects with any Healthcare Law or CIA. The Company is not currently subject to a CIA and has no reporting or other obligations with regard to any prior CIA.

(b) None of the Company or any of its Subsidiaries has been excluded, suspended or debarred from participation in any Government Reimbursement Program. There is no pending, or to the Knowledge of the Company, threatened, exclusion, revocation, suspension, termination, probation, restriction, limitation or nonrenewal affecting the Company’s or any of its Subsidiaries’ participation or enrollment in any Government Reimbursement Program or Third Party Payor Program.

(c) The Company and its Subsidiaries have paid or made provision to pay any overpayment received from any Governmental Authority or Third Party Payor and any similar obligation with respect to reimbursement programs in which the Company or any of its Subsidiaries participates (each of which is reflected in the Company’s Financial Statements).

(d) Since January 1, 2017, (i) the Company and its Subsidiaries have held the requisite provider numbers and enrollments to bill Governmental Reimbursement Programs and all other Third Party Payor Programs that the Company or its Subsidiaries bill as a participating or in-network provider, (ii) all billings by the Company and its Subsidiaries have been for items and services actually provided by the Company or its Subsidiaries, as applicable, to eligible patients, in accordance with requirements of all applicable Healthcare Laws, Government Reimbursement Programs or Third Party Payor Programs, except for billing mistakes or errors and bills that have been disputed in good faith, in each case that are immaterial in nature and (iii) the Company and its Subsidiaries have all necessary and appropriate documentation reasonably necessary to support such billings and which is true, correct, and accurate in all material respects.

(e) Except as set forth in Schedule 4.25(e), neither the Company nor any of its Subsidiaries has received written notice that it is in default under (i) any contract with any Third Party Payor Programs, or (ii) the rules and policies of any Third Party Payor Program, including all certification, billing, reimbursement, provider eligibility and documentation requirements.

(f) None of the Company nor any of the Company Subsidiaries has received written notice that the Company or any of the Company Subsidiaries is currently the subject of any investigation, audit, inquiry or proceeding by any Governmental Authority (including any Governmental Authority’s designated agent or agents) or any Third Party Payor Programs nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any oral notice from any Governmental Authority or Third Party Payor Programs regarding any investigation, audit, inquiry or proceeding by any Governmental Authority.

(g) To the knowledge of the Company, none of the Company, any of its Subsidiaries, nor any of their respective Representatives have offered, paid, solicited or received any unlawful remuneration of any kind prohibited by any Healthcare Law.

Section 4.26 Top Customers. Schedule 4.26 lists the Company’s top five customers in order of gross revenue of the Company (on a consolidated basis with the Company and all of its Subsidiaries), along with the gross revenue of the Company, for each of the years ended December 31, 2020 and December 31, 2021 and the estimated gross revenue for the calendar year 2022. Except as set forth on Schedule 4.26, none of such customers cancelled or terminated its Contract with the Company prior to expiration of such Contract’s term or stopped, adversely changed the terms (related to payment, price or otherwise) with respect to or decreased the rate of purchasing products or services from the Company or its Subsidiaries, or has provided written notice to the Company or any of its Subsidiaries of an intent to do any of the foregoing, including after consummation of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SPAC PARTIES

Except as set forth in the Schedules to this Agreement or in the SEC Reports filed or furnished by SPAC with the SEC prior to the date hereof (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SEC Reports but excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), the SPAC Parties jointly and severally represent and warrant to the Company as follows:

Section 5.01 Corporate Organization. Each of the SPAC Parties is duly incorporated or formed and is validly existing as a corporation in good standing under the Laws of Delaware and has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the Organizational Documents of the SPAC Parties, including the SPAC Organizational Documents, as in effect on the date hereof, which have been made available to the Company via the SEC Reports are (a) true, correct and complete and (b) in full force and effect. Each of the SPAC Parties is, and at all times has been, in compliance in all material respects with all its respective Organizational Documents, including, in the case of the SPAC, the SPAC Organizational Documents. Each of the SPAC Parties is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

Section 5.02 Due Authorization. Each of the SPAC Parties has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and, upon receipt of the Required SPAC Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated by the other Transaction Agreements. The execution, delivery and performance of this Agreement and the other Transaction Agreements to which any of the SPAC Parties are a party and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements have been duly and validly authorized and approved by the board of directors of the applicable SPAC Party and, except for the Required SPAC Stockholder Approval, no other corporate or equivalent proceeding on the part of any SPAC Party is necessary to authorize this Agreement or any of the other Transaction Agreements to which any of the SPAC Parties are a party or any SPAC Party’s performance hereunder or thereunder. This Agreement has been, and each Transaction Agreement to which any SPAC Party is a party (when executed and delivered by the SPAC Parties) will be, duly and validly executed and delivered by such SPAC Party and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each of the other Transaction Agreements to which any of the SPAC Parties is a party, will constitute a legal, valid and binding obligation of the SPAC Parties enforceable against each SPAC Party in accordance with its terms, subject to the Enforceability Exceptions. The SPAC Board has duly (i) determined that the Mergers and the other Transactions (including the SPAC Stockholder Matters) are in the best interests of SPAC and the stockholders of SPAC, and declared it advisable that SPAC enter into this Agreement, (ii) approved this Agreement and the Transactions (including the SPAC Stockholder Matters), on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending to its stockholders the SPAC Stockholder Matters. The only vote of the holders of any class or series of capital stock of SPAC necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of SPAC Common Stock. The board of directors of DTRT Merger Sub has duly (A) determined that the First Merger and the other Transactions are in the best interests of DTRT Merger Sub and New Pubco, as its sole stockholder, and declared it advisable that DTRT Merger Sub enter into this Agreement, (B) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (C) adopted a resolution recommending the First Merger and the Conversion be adopted by New Pubco, as its sole stockholder. The board of directors of New Pubco has duly (A) determined that the Mergers and the other Transactions are in the best interests of New Pubco and SPAC, as its sole stockholder, and declared it advisable that New Pubco to enter into this Agreement, (B) approved this Agreement and the Transactions, on the terms and conditions of this Agreement, and (C) adopted a resolution recommending the Mergers, and the Conversion be adopted by SPAC, as its sole stockholder.

Section 5.03 No Conflict. The execution, delivery and performance by the SPAC Parties of this Agreement and any Transaction Agreement to which any SPAC Party is a party and, upon receipt of the Required SPAC Stockholder Approval, the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements do not and will not (a) contravene or conflict with the Organizational Documents of any of the SPAC Parties (including the SPAC Organizational Documents), (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to any SPAC Party, any Subsidiaries of SPAC or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which any SPAC Party or any of their Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation or imposition of any Lien upon any asset, property or Equity Security of any SPAC Party or any Subsidiaries of SPAC, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

Section 5.04 Litigation and Proceedings. There is no, and since the date of incorporation of each of the SPAC Parties, there has not been any, Action pending or, to the knowledge of SPAC, threatened in writing by or against any of the SPAC Parties or any of their Subsidiaries or any of their properties, rights or assets that could reasonably be expected to (a) be, individually or in the aggregate, material to the SPAC Parties taken as a whole, or (b) if adversely determined, have, individually or in the aggregate, a SPAC Material Adverse Effect. There is no, and since the date of incorporation of each of the SPAC Parties, there has been no, Governmental Order imposed upon or, to the knowledge of SPAC, threatened in writing against any SPAC Party or any of their Subsidiaries or any of their properties, rights or assets. None of the SPAC Parties nor any of their Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any unsatisfied, ongoing obligations, restrictions or liabilities (of any nature).

Section 5.05 Compliance with Laws. The SPAC Parties and their Subsidiaries are in compliance with all applicable Laws in all material respects. To the knowledge of SPAC, none of the SPAC Parties or any of their Subsidiaries is required to hold any license, approval, consent, registration, franchise or permit for the lawful conduct of their businesses as they are being conducted. (a) None of the SPAC Parties nor any of their Subsidiaries has received any written notice of any material violations of applicable Laws or Governmental Orders and (b) to the knowledge of SPAC, no assertion or Action of any material violation of any Law or Governmental Order by any SPAC Party or any of their Subsidiaries is currently threatened against any SPAC Party or any of their Subsidiaries. No investigation or review by any Governmental Authority with respect to any SPAC Party or any of their Subsidiaries is pending or has been threatened in writing.

Section 5.06 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations and warranties of the Company contained in this Agreement, the execution and delivery of this Agreement by the SPAC Parties does not, and the performance by the SPAC Parties of this Agreement and the consummation of the Transactions shall not, require any SPAC Party to obtain any Consent, except for (a) compliance with the applicable requirements, if any, of the HSR Act, (b) the filing of (i) the First Certificate of Merger in accordance with the DGCL, (ii) the Certificate of Conversion in accordance with the DGCL, (iii) the Second Certificate of Merger in accordance with the DGCL, and (iv) the New Pubco Charter in accordance with the DGCL, (c) Consents that may be required solely by reason of the Company’s or the Company Subsidiaries’ (as opposed to any other third party’s) participation in the Transactions, (d) the filing with the SEC of (i) the Registration Statement (and the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or, if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC) and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements, the Transactions or the transactions contemplated by the other Transaction Agreements, (e) such filings with and approval of Nasdaq to permit the New Pubco Common Stock to be issued in connection with the Transactions and the transactions contemplated by the other Transaction Agreements to be listed on Nasdaq, (f) the Required SPAC Stockholder Approval, and (g) any Consents the absence of which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 5.07 Trust Account. As of the date hereof, there is at least $234,600,000 held in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of September 1, 2021, by and between SPAC and the Trustee on file with the SEC Reports of SPAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, SPAC Organizational Documents and SPAC’s final prospectus, dated as of September 1, 2021, and filed with the SEC (File No. 333-258742) on September 3, 2021 (the “IPO Prospectus”). Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by SPAC to be inaccurate or that would entitle any Person (other than stockholders of SPAC holding SPAC Common Stock sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Common Stock pursuant to the SPAC Organizational Documents and the underwriters of SPAC’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. As of the date hereof, no SPAC Party has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date in the amounts required pursuant to this Agreement (it being understood that no representation or warranty is being given as to the amount of cash that will remain in the Trust Account after accounting for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption). There are no Actions pending with respect to the Trust Account. Since September 1, 2021, SPAC has not released any money from the Trust Account other than to pay income and franchise Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement. As of the First Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the First Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. Following the Second Effective Time, no stockholder of New Pubco shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of SPAC Class A Common Stock for redemption pursuant to the SPAC Stockholder Redemption or otherwise in compliance with SPAC’s Organizational Documents.

Section 5.08 Brokers’ Fees. Other than as set forth on Schedule 5.08, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by any SPAC Party or any of their Affiliates, including Sponsor.

Section 5.09 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) As of the date hereof, SPAC has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, reports, schedules, forms, statements and other documents required to be filed or furnished with the SEC subsequent to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, but excluding the Registration Statement, the “Additional SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) and none of the Additional SEC Reports as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports (if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended. None of the SPAC Parties has any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s financial statements included in SPAC’s periodic reports required under the Exchange Act.

(c) SPAC has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s assets. SPAC maintains books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

(d) As of the date hereof, there is no (i) “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) “material weakness” in the internal controls over financial reporting of SPAC, or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

(e) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.10 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination or incidental thereto. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which would not reasonably be expected to have a SPAC Material Adverse Effect. Each of New Pubco and DTRT Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its respective formation and pursuant to this Agreement and any other Transaction Agreement to which such entity is a party, the Transactions and the other transactions contemplated by such other Transaction Agreements.

(b) SPAC owns all of the issued and outstanding Equity Securities of New Pubco and New Pubco owns all of the issued and outstanding Equity Securities of DTRT Merger Sub, and SPAC does not otherwise own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither SPAC nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for this Agreement and the other Transaction Agreements, as of the date hereof, none of the SPAC Parties is and at no time has been, party to any Contract with any Person, other than (x) engagement agreements with advisors and consultants in connection with activities directed toward the accomplishment of a Business Combination, (y) Contracts filed as exhibits to the SEC Reports prior to the date hereof or (z) Contracts that would require payments by any SPAC Party of no more than $100,000 in the aggregate when taken together with all other Contracts.

(d) Other than any officers as described in the SEC Reports filed prior to the date hereof, none of the SPAC Parties has any employees.

(e) As of the date hereof, there is no liability, debt or obligation against SPAC or its Subsidiaries, except for liabilities, debts or obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet as of June 30, 2022 or disclosed in the notes thereto, (ii) that have arisen since the date of SPAC’s consolidated balance sheet as of June 30, 2022 in the ordinary course of the operation of business of SPAC, or (iii) arising under this Agreement or the performance by a SPAC Party of its obligations hereunder.

Section 5.11 Taxes.

(a) Except as set forth on Schedule 5.11, all material Tax Returns required by Law to be filed by SPAC and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.

(b) Except as set forth on Schedule 5.11, all material amounts of Taxes due and payable by SPAC and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority.

(c) SPAC and each of its Subsidiaries has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee or independent contractor and all material sales, use, ad valorem and value added Taxes, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority (other than any such amounts not yet required to be remitted), and (iii) complied in all material respects with applicable Laws with respect to Tax withholding and sales, use, ad valorem and value added Taxes, including all reporting and record keeping requirements with respect thereto.

(d) Neither SPAC nor any of its Subsidiaries is engaged in any audit, administrative proceeding or judicial proceeding, in each case, that is material, with respect to Taxes. Neither SPAC nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against SPAC or its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where SPAC or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither SPAC nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Neither SPAC nor any Subsidiary of SPAC has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(g) Neither SPAC nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of, an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither SPAC nor any Subsidiary will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(h) There are no Liens with respect to Taxes on any of the assets of SPAC or any of its Subsidiaries, other than Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP. Neither SPAC nor any of its Subsidiaries has entered into any “closing agreement” or similar agreement or arrangement with a Governmental Authority relating to Taxes.

(i) Neither SPAC nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group that includes only SPAC and/or its Subsidiaries, or (ii) has any material liability for or in respect of the Taxes of any Person (other than SPAC and its Subsidiaries) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except for liabilities pursuant to contracts not primarily relating to Taxes).

(j) Neither SPAC nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for liabilities pursuant to (i) contracts not primarily relating to Taxes or (ii) an agreement solely among any of SPAC and its Subsidiaries).

(k) Neither SPAC nor any of its Subsidiaries is organized in a non-U.S. jurisdiction.

(l) SPAC is not, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Neither SPAC nor any Subsidiary of SPAC is aware of any agreement, plan or other circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Intended Tax Treatment.

Section 5.12 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of SPAC consists of 401,000,000 shares of capital stock, including (i) 380,000,000 shares of SPAC Class A Common Stock, (ii) 20,000,000 shares of SPAC Class B Common Stock, and (iii) 1,000,000 shares of preferred stock (“SPAC Preferred Stock”) of which (A) 23,000,000 shares of SPAC Class A Common Stock are issued and outstanding as of the date of this Agreement, (B) 5,750,000 shares of SPAC Class B Common Stock are issued and outstanding as of the date of this Agreement, and (C) no shares of SPAC Preferred Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of SPAC Common Stock (I) have been duly authorized and validly issued and are fully paid and non-assessable, (II) were issued in compliance with applicable Law, and (III) were not issued in breach or violation of any preemptive or similar rights or Contract. As of the date hereof, SPAC has issued 11,200,000 SPAC Private Placement Warrants that entitle the holder thereof to purchase SPAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. As of the date hereof, SPAC has issued 11,500,000 SPAC Public Warrants that entitle the holder thereof to purchase SPAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement.

(b) Except as provided for in this Agreement, or as set forth in Section 5.12(a), as of the date hereof, there are no Equity Securities of SPAC authorized, reserved, issued or outstanding. Except as set forth in the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or Equity Securities of SPAC. There are no outstanding bonds, debentures, notes or other indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC’s stockholders may vote. SPAC is not a party to any shareholders agreement, voting agreement, registration rights agreement or other agreements or understandings relating to SPAC Common Stock or any other Equity Securities of SPAC.

(c) SPAC does not own any Equity Securities in any Person other than New Pubco, and New Pubco does not own any Equity Securities in any Person other than DTRT Merger Sub. As of the date hereof, (i) the authorized capital stock of New Pubco consists of 10,000 shares of New Pubco Common Stock, all of which are issued and outstanding and all of which are held by SPAC and (ii) the authorized capital stock of DTRT Merger Sub consists of 10,000 shares of common stock, par value $0.0001 per share, all of which are issued and outstanding and all of which are held by New Pubco.

(d) The shares of New Pubco Common Stock issued pursuant to the conversion of SPAC Class A Common Stock and SPAC Class B Common Stock into New Pubco Common Stock in connection with the consummation of the Transactions shall, when issued in accordance with the terms of this Agreement, be duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights. The shares of New Pubco Common Stock constituting the Aggregate Merger Consideration shall, when issued in accordance with the terms of this Agreement, be duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights.

Section 5.13 Nasdaq Stock Market Listing. The issued and outstanding units of SPAC, each such unit comprised of one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DTRTU”. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DTRT”. The issued and outstanding SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DTRTW”. As of the date of this Agreement, SPAC is in compliance in all material respects with the applicable Nasdaq corporate governance requirements for continued listing of the SPAC Class A Common Stock and SPAC Public Warrants. There is no Action pending or, to the knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or SPAC Public Warrants on Nasdaq. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Common Stock or SPAC Public Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.14 Related Party Transactions. There are no transactions, Contracts, arrangements or understandings between any SPAC Party, on the one hand, and any director, officer, employee, stockholder, equityholder, warrant holder or Affiliate (including Sponsor) of the SPAC Parties, on the other hand (a “SPAC Related Party Transaction”), other than routine advisory or other customary agreements entitling such individuals to receive indirect equity compensation though such individual’s ownership of Equity Securities in the Sponsor or indemnification from such SPAC Party.

Section 5.15 Registration Statement. None of the information relating to the SPAC Parties supplied or to be supplied in writing by any SPAC Party, or by any other Person acting on behalf of any SPAC Party, specifically for inclusion in the Registration Statement will, as of the date the Registration Statement (or any amendment or supplement thereto) is first mailed to SPAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing by or on behalf of the Company or any of its Subsidiaries specifically for inclusion in the Registration Statement which is misleading by virtue of such reliance and conformity. The Registration Statement, insofar as it relates to information supplied by or on behalf of any SPAC Party related to any SPAC Party for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 5.16 Absence of Changes. No SPAC Material Adverse Effect has occurred and is continuing.

Section 5.17 Indebtedness. Except as set forth on Schedule 5.17, as of the date hereof, none of the SPAC Parties has any Indebtedness.

Section 5.18 Sponsor Agreement. SPAC has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by SPAC. The Sponsor Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each other party thereto and neither the execution or delivery any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the Sponsor Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.01 Conduct of Business.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement or the other Transaction Agreements, as set forth on Schedule 6.01, as consented to in writing by SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), as required by applicable Law, or to the extent reasonably necessary to protect the health and safety of the employees of the Company and its Subsidiaries or in response to COVID-19 Measures, use its commercially reasonable efforts to (x) conduct and operate its business in the ordinary course of business in all material respects, and (y) maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as required by this Agreement or the other Transaction Agreements, as set forth on Schedule 6.01, as consented to in writing (with email being sufficient) by SPAC (which consent shall not be unreasonably conditioned, withheld, or delayed and which shall be deemed to have been given if SPAC has not responded to any request for consent within 48 hours), as required by applicable Law, to the extent reasonably necessary to protect the health and safety of the employees of the Company and its Subsidiaries or in response to COVID-19 Measures or with respect to clause (ix) below, to the extent the Company provides SPAC prompt written notice of such action (with email being sufficient), the Company shall not, and shall cause the Company Subsidiaries not to, during the Interim Period:

(i) change or amend its Organizational Documents;

(ii) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than (a) any dividends or distributions from any wholly-owned Subsidiary of the Company (or other Company Subsidiary that exists as of the date of this Agreement) either to the Company or any other wholly-owned Subsidiaries of the Company (or other Company Subsidiary that exists as of the date of this Agreement) and (b) dividends payable to the Pre-Closing Holders that are reasonably necessary for the payment of Taxes of the Pre-Closing Holders; provided that, no later than five (5) Business Days prior to the making of a divided describe in clause (b), the Company shall deliver supporting schedules and work papers from the Company’s current accounting firm and any additional materials reasonably requested by the SPAC that are reasonably necessary in order to understand the calculations that were relevant for purposes of determining the amount of such dividend; and (y) allow the SPAC and its advisors to have reasonable access to the appropriate representatives, as reasonably requested by SPAC in order to review such information;

(iii) except in the ordinary course of business or with respect to Contracts entered into in connection with transactions otherwise permitted by this Section 6.01(a), materially and adversely modify, materially and adversely amend, waive any material right under, or terminate any Contract listed on Schedule 9.01(f) (including, for clarity, any Contract that, if existing on the date hereof, would be of a materiality similar to, those listed on Schedule 9.01(f)), provided that consent shall not be required with respect to the extension of Contracts on terms that are not materially worse than the terms of such Contracts prior to such extension;

(iv) (A) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien or Liens on any Equity Securities of any of the Company’s Subsidiaries that are not owned by the Company) on, any Equity Securities of the Company or any of its Subsidiaries or (B) issue any Equity Securities of the Company or its Subsidiaries;

(v) sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Owned Intellectual Property) of the Company or any of

its Subsidiaries, other than (A) equipment or Owned Intellectual Property deemed by the Company in its reasonable business judgment to be obsolete, no longer valuable or not worth the costs of maintaining or registering the item, (B) transactions among the Company and its Subsidiaries or among its Subsidiaries, or (C) in the ordinary course of business;

(vi) subject to Section 8.01(e), settle any pending or threatened Action, (1) to the extent such settlement includes an agreement to accept or concede injunctive relief restricting the Company or any of its Subsidiaries in a manner materially adverse to the Company or (2) to the extent such settlement involves any alleged criminal wrongdoing;

(vii) except as in the ordinary course of business, (i) terminate (other than for “cause” or due to death or disability) the employment of any Key Employees, (ii) hire any individual who would be, upon such hire, a Key Employee (except as necessary to replace any terminated Key Employee); or (iii) take any action to accelerate any payments, severance or benefits, or the funding of any payments, severance or benefits, payable or to become payable to any Key Employee;

(viii) implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that requires notice under the WARN Act;

(ix) without providing prompt written notice to SPAC of such action, (A) modify, extend, or enter into any CBA or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employee of the Company or any of its Subsidiaries;

(x) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Key Employee as of the date hereof in connection with the termination of services thereof;

(xi) other than with respect to a Company Subsidiary that exists as of the date of this Agreement or any wholly-owned Subsidiary, directly or indirectly acquire by merging or consolidating with, or by purchasing substantially all of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case, that would be material to the Company or any of its Subsidiaries, taken as a whole, and other than in the ordinary course of business;

(xii) make any loans or advance any money or other property to any Person, except for (A) advances in the ordinary course of business to employees, officers or independent contractors of the Company or any of its Subsidiaries for expenses not to exceed $10,000 individually, or $50,000 in the aggregate (B) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business, (C) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business, and (D) loans or advances among the Company and its wholly-owned Subsidiaries or other Company Subsidiaries that exist as of the date of this Agreement or among the wholly-owned Subsidiaries or other Company Subsidiaries that exist as of the date of this Agreement;

(xiii) redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of the Company or any of its Subsidiaries, except for (A) the acquisition by the Company or any of its Subsidiaries of any Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests and (B) transactions between or among the Company, a Company Subsidiary that exists as of the date of this Agreement and a wholly-owned Subsidiary of the Company;

(xiv) adjust, split, combine, subdivide, recapitalize or reclassify Equity Securities of the Company or any of its Subsidiaries, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(xv) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP or applicable Law (including to obtain compliance with PCAOB auditing standards);

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions);

(xvii) other than in the ordinary course of business, as would not be material, as permitted by this Agreement, or as required by applicable Law, (A) make, change or revoke any Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to Taxes (excluding the change in accounting method from cash basis to accrual basis), (C) amend any Tax Return in a manner inconsistent with past practice, (D) settle or compromise any Tax liability or any Action, audit or other similar proceeding related to Taxes, (E) enter into any closing agreement with respect to any Tax, (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, (G) knowingly surrender any claim for a refund of Taxes, or (H) enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than (i) any agreement not primarily relating to Taxes or (ii) an agreement among any of the Company and its Subsidiaries);

(xviii) take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that (A) the Company shall only be required to use commercially reasonable efforts to take or permit to be taken such action or inaction and (B) the Company shall not be in breach of this Section 6.01(a)(xviii) unless such action is reasonably likely to negatively and materially impact the Pre-Closing SPAC Holders or Sponsor, and provided further that, nothing in this Section 6.01(a)(xviii) shall require the Company or any of its Subsidiaries to (1) violate applicable Law or the Organizational Documents of the Company or any of the Company Subsidiaries or (2) consent to or obtain any Financing;

(xix) (A) incur, create or assume any additional Indebtedness in excess of $20,000,000, (B) except as reasonably required to permit any Company actions under subpart (A), modify the terms of any Indebtedness, or (C) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, in each case, other than any (v) Indebtedness incurred in connection with the Financing; (w) Indebtedness incurred in the ordinary course of business, (x) Indebtedness incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, (y) extensions of credit to customers or (z) guarantees of Indebtedness of a wholly-owned Subsidiary of the Company otherwise incurred in compliance with this Section 6.01(a)(xix);

(xx) enter into any Company Related Party Contract or amend in any material respect any existing Company Related Party Contract (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or shareholders who are officers or directors of the Company or its Subsidiaries in their capacity as an officer or director); or

(xxi) enter into any Contract, or otherwise become obligated, to do any action prohibited under this Section 6.01(a).

(b) Notwithstanding anything in this Section 6.01 or elsewhere in this Agreement to the contrary, nothing shall give SPAC, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing.

Section 6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law, or

(c) upon the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), the Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period and with reasonable advance written notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall use its and their commercially reasonably efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as SPAC and its Representatives may reasonably request solely for purposes of consummating the Transactions; it being understood that SPAC will limit its inspection requests, to the extent reasonably possible, to avoid requesting information that it is in its or its advisors’ possession as a result of its due diligence review of the Company prior to the execution of this Agreement. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 6.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 6.03 No Claim Against the Trust Account. The Company, on behalf of itself and its Pre-Closing Holders and other Affiliates, represents and warrants that it has read the IPO Prospectus and other SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by SPAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including SPAC’s underwriters who acquired overallotment shares, the “Public Stockholders”), and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Stockholders if they elect to redeem their SPAC shares in connection with the consummation of SPAC’s initial Business Combination or in connection with an extension of SPAC’s deadline to consummate a Business Combination; (b) to the Public Stockholders if SPAC fails to consummate a Business Combination within 15 months after the closing of the IPO, subject to extension by an amendment to the SPAC Organizational Documents; (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, or (d) to SPAC after or concurrently in accordance with the consummation of a Business Combination. The Company, on behalf of itself, the Pre-Closing Holders and the Company’s other Affiliates, acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of the Company, nor any of the Pre-Closing Holders or the Company’s Affiliates, do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement, any other Transaction Agreement or any proposed or actual business relationship between SPAC or its Representatives, on the one hand, and the Company, the Pre-Closing Holders and their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, on behalf of itself and the Pre-Closing Holders and the Company’s other Affiliates, (i) hereby irrevocably waives any Released Claims that the Company, the Pre-Closing Holders and their respective Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever to the extent arising out of the Released Claims (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates), (ii) agrees and acknowledges that such irrevocable waiver is material to this Agreement and the Transactions and specifically relied upon by SPAC to induce SPAC to enter into this Agreement, and (iii) intends and understands such waiver to be valid, binding and enforceable against the Company, the Pre-Closing Holders and their respective Affiliates under applicable Law. Notwithstanding anything to the contrary, nothing in this Section 6.03 shall (x) serve to limit or prohibit the right of the Company, the Pre-Closing Holders or their respective Affiliates to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for fraud in the making of the representations and warranties in Article V, and (y) serve to limit or prohibit any claims that the Company, the Pre-Closing Holders or their respective Affiliates may have in the future pursuant to this Agreement or any other Transaction Agreement against SPAC’s assets or funds that are not held in the Trust Account. This Section 6.03 shall survive the termination of this Agreement for any reason.

Section 6.04 Financial Statements.

(a) As promptly as reasonably practicable following the date hereof, the Company shall deliver to SPAC true, correct, accurate and complete copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2022, and the related unaudited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the six-months then ended (the “Combined Company Interim Financial Statements”). As promptly as reasonably practicable following the date hereof, the Company shall deliver to SPAC copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended, together with the auditor’s reports thereon (the “Audited Combined Company Financial Statements”).

(b) The Audited Combined Company Financial Statements and the Combined Company Interim Financial Statements (A) will fairly present in all material respects the financial position of the Company and its Subsidiaries as of the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended, (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the Combined Company Interim Financial Statements, to normal year-end audit adjustments), (C) in the case of the Audited Combined Company Financial Statements, will be audited in accordance with the standards of the PCAOB, with respect to the Company and (D) will comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) for purposes of inclusion in the Registration Statement. The Company shall reasonably cooperate with SPAC in connection with the preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

Section 6.05 Company Approvals. Upon the terms set forth in this Agreement, the Company shall as soon as reasonably practicable after the date hereof, and in any event no later than 24 hours after the date hereof, seek to obtain the Required Company Shareholder Approval, in the form of a written consent.

Section 6.06 No SPAC Common Stock Transactions. The Company acknowledges and agrees that it is aware, and that its Representatives are aware or, upon receipt of any material nonpublic information, will be advised of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not and it will cause its Subsidiaries and direct its Representatives and their respective Affiliates not to, purchase or sell any securities of SPAC (other than engaging in the Transactions) or take any other action with respect to SPAC in violation of such Laws, or cause any third party to do any of the foregoing.

Section 6.07 SEIU 775 Collective Bargaining Agreement. The Company (a) shall be responsible for all notice and consultation obligations that arise in connection with the transactions contemplated by this Agreement that must be satisfied prior to or on the Closing with respect to that certain Collective Bargaining Agreement by and between the State of Washington and the Service Employees International Union 775, effective July 1, 2021 through June 30, 2023 (the “CBA”) or any successor collective bargaining agreement thereto, and (b) acknowledges that it will continue to be subject to the CBA immediately following Closing.

ARTICLE VII

COVENANTS OF THE SPAC PARTIES

Section 7.01 Indemnification and Directors’ and Officers’ Insurance.

(a) From and after the Second Effective Time, New Pubco shall, and shall cause the Surviving Entity to, indemnify and hold harmless each present and former director, manager and officer of (x) the Company, Newco and each of the Company Subsidiaries, and (y) New Pubco and each of its Subsidiaries (including, for the avoidance of doubt, SPAC), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Second Effective Time, whether asserted or claimed prior to, at or after the Second Effective Time, to the fullest extent that the Company, Newco or the Company Subsidiaries, or New Pubco and each of its Subsidiaries, as applicable, would have been permitted under applicable Law and their respective Organizational Documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, New Pubco shall, and shall cause its Subsidiaries (including, for the avoidance of doubt, the Surviving Entity and each of its Subsidiaries) to, (i) maintain for a period of not less than six years from the Second Effective Time provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such Organizational Documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) The Company shall or shall cause one or more of its Subsidiaries to purchase, at or prior to the Closing, and New Pubco shall or shall cause one or more of its Subsidiaries to maintain in effect for a period of six years from the Second Effective Time, directors’ and officers’ liability insurance covering those Persons who are currently covered by (x) the Company’s, Newco’s or any of the Company Subsidiaries’ and/or (y) New Pubco’s or any of its Subsidiaries’ (including, for the avoidance of doubt, SPAC’s) directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to New Pubco or its Representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) New Pubco may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Second Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.01 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on New Pubco, the Surviving Entity and all successors and assigns of New Pubco and the Surviving Entity. If New Pubco or the Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of New Pubco or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 7.01.

Section 7.02 Conduct of the SPAC Parties During the Interim Period.

(a) During the Interim Period, the SPAC Parties shall, except as expressly required by this Agreement or the other Transaction Agreements or as consented to in writing by the Company (which consent shall not be unreasonably conditioned, withheld or delayed), use their commercially reasonable efforts to conduct and operate their businesses in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as set forth on Schedule 7.02, as required by this Agreement or the other Transaction Agreements, as consented to the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed other than with respect to the actions contemplated by clauses (iv), (vii), (ix), (xii) and (xiv), in which cases the Company’s consent may be conditioned, withheld or delayed in the Company’s sole discretion), or as required by applicable Law, the SPAC Parties shall not:

(i) change, modify or amend the Trust Agreement, the SPAC Organizational Documents or enter into or amend any other agreement related to the Trust Account;

(ii) (A) make, declare, set aside, establish a record date for or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of SPAC, New Pubco or DTRT Merger Sub, (B) split, combine or reclassify any Equity Securities of SPAC, New Pubco or DTRT Merger Sub, or (C) other than in connection with the SPAC Stockholder Redemption, any Extension (as defined below) or as otherwise required by SPAC’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of SPAC, New Pubco or DTRT Merger Sub;

(iii) (A) make, change or revoke any Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to Taxes, (C) amend any Tax Return in a manner inconsistent with past practice, (D) settle or compromise any Tax liability or any Action, audit or other similar proceeding related to any amount of Taxes, (E) enter into any closing agreement with respect to any Tax, (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, (G) knowingly surrender any claim for a refund of Taxes, or (H) enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any commercial agreement entered into in the ordinary course of business and not primarily relating to Taxes);

(iv) take or permit to be taken, or fail to take or permit to be failed to be taken, any action that could reasonably be expected to impair, impede or prevent the Transactions from qualifying for the Intended Tax Treatment, provided that, in each case, SPAC shall only be required to use commercially reasonable efforts to take or permit to be taken such action or inaction, and provided further that, nothing in this Section 7.02(a)(iv) shall require SPAC to (A) violate applicable Law or the SPAC Organizational Documents, (B) consent to or obtain any Financing, (C) distribute cash from the Trust Account to the stockholders of SPAC or (D) cause the Pre-Closing SPAC Holders or Sponsor to exchange their shares of SPAC Common Stock for Equity Securities of an entity other than New Pubco;

(v) enter into, renew, modify or amend in any material respect, waiver any material right under or terminate any transaction or Contract, other than those that SPAC reasonably believes are necessary to effect the Closing;

(vi) subject to Section 8.01(e), waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened Action) or compromise or settle any liability;

(vii) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of another Person, other than Working Capital Loans up to $1,500,000;

(viii) except as expressly contemplated by this Agreement, establish, adopt or enter into any Benefit Plan;

(ix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any SPAC Party (other than the Transactions);

(x) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities of any SPAC Party;

(xi) directly or indirectly acquire by merging or consolidating with, or by purchasing any assets of, or by purchasing any Equity Security in, or by any other manner, any Person;

(xii) other than in connection with any Financing, (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities (other than SPAC Private Placement Warrants to be issued to SPAC’s Affiliates or stockholders in satisfaction of the Working Capital Loans incurred in compliance with this Agreement), (B) amend, modify or waive any of the terms or rights set forth in, any SPAC Private Placement Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein or (C) acquire any Equity Securities in any Person or form any Subsidiary;

(xiii) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

(xiv) enter into any SPAC Related Party Transaction;

(xv) make, or commit to make, any capital expenditures; or

(xvi) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.02(a).

(b) Notwithstanding anything in this Section 7.02 or elsewhere in this Agreement to the contrary, (i) nothing shall give the Company, directly or indirectly, the right to control or direct the operations of any SPAC Party (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any SPAC Party from using the funds held by SPAC outside the Trust Account to pay any SPAC expenses or liabilities or from otherwise distributing or paying over any funds held by SPAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing and (iii), nothing in this Agreement shall prohibit or restrict SPAC from extending one or more times, in accordance with the SPAC Organizational Documents, or by amendment to the SPAC Organizational Documents, the deadline by which it must complete its Business Combination (each, an “Extension”), and no consent of any other Party shall be required in connection therewith.

(c) During the Interim Period, SPAC shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, comply with, and continue performing under, as applicable, material Contracts to which SPAC or its Subsidiaries may be a party.

Section 7.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), SPAC shall afford the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period and with reasonable advance notice, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of SPAC and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC and its Subsidiaries that are in the possession of SPAC or its Subsidiaries, in each case as the Company, its Affiliates and their Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Second Effective Time.

Section 7.04 Section 16 Matters. Prior to the Second Effective Time, SPAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the SPAC Class A Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the

Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including adopting resolutions and taking other steps in accordance with the No-Action Letter, dated as of January 12, 1999, issued by the SEC regarding such matters.

Section 7.05 Post-Closing Directors and Officers. Subject to the terms of the New Pubco Charter and the New Pubco Bylaws, New Pubco shall take all such action as may be necessary or appropriate such that immediately following the Second Effective Time:

(a) The board of directors of New Pubco (the “New Pubco Board”) shall consist of at least seven directors and shall be divided into three classes, designated Class I, II and III (with Classes I and II consisting of two directors each, and with Class III consisting of three directors), and such board shall initially include the individuals set forth on Schedule 7.05(a). To the extent an individual set forth on Schedule 7.05(a) is unable or unwilling to stand for election, the Sponsor or the Pre-Closing Holders, as applicable, who nominated such individual shall have the right (but not the obligation) to nominate a replacement individual and Schedule 7.05(a) shall be revised accordingly. No Party hereto shall take any action intended to remove or cause the removal of the individuals listed on Schedule 7.05(a) during his or her initial term as a director, unless such removal is approved by the Sponsor or the Pre-Closing Holders, as applicable, who nominated such individual.

(b) The committees of the New Pubco Board at the Second Effective Time shall be as set forth on Schedule 7.05(b) (which schedule may be modified prior to the Closing as mutually agreed upon by SPAC and the Company).

(c) The initial officers of New Pubco shall be as set forth on Schedule 7.05(c) (which schedule may be modified from time to time in the Company’s sole discretion prior to the Closing), who shall serve in such capacity in accordance with the terms of the New Pubco Charter and the New Pubco Bylaws following the Second Effective Time.

Section 7.06 Incentive Equity Plan; ESPP. Prior to the Closing Date, New Pubco shall adopt: (a) the equity incentive plan in the form attached hereto as Exhibit J, providing for the issuance of the number of shares of New Pubco Common Stock set forth therein (the “Incentive Equity Plan”) and (b) the employee stock purchase plan in the form attached hereto as Exhibit K, providing for the issuance of the number of shares of New Pubco Common Stock set forth therein (the “ESPP”), in each case, to be effective as of the Closing or as otherwise set forth in the applicable plan document. Prior to Closing, none of the SPAC Parties shall take any action, or otherwise cause or allow any action to be taken, to amend, annul, rescind, repeal, revoke or supplement the Incentive Equity Plan or the ESPP, without the written consent of the Company. Within two Business Days following the expiration of the 60 day period following the date New Pubco has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, New Pubco shall file an effective registration statement on Form S-8 (or other applicable form) with respect to (x) the New Pubco Common Stock issuable under the Incentive Equity Plan and (y) the New Pubco Common Stock issuable under the ESPP, and New Pubco shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan or options under the ESPP remain outstanding. As of the Closing Date, there will be shares of New Pubco Common Stock reserved under the Incentive Equity Plan representing, in the aggregate, 8% of the outstanding capital stock of New Pubco (the “Initial Incentive Equity Plan Pool”). Upon the effectiveness of the registration statement(s) with respect to the Incentive Equity Plan, the New Pubco Board shall authorize the issuance of an aggregate of 75% of the Initial Incentive Equity Plan Pool to the Company’s employees, as provided by the Company’s board of directors.

Section 7.07 New Pubco Bylaws and Charter. Prior to Closing, SPAC, as the sole shareholder of New Pubco shall authorize and approve, and New Pubco shall adopt the New Pubco Charter and the New Pubco Bylaws.

Section 7.08 SPAC Public Filings. From the date hereof through the Second Effective Time, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.09 Listing. From the date hereof through the Second Effective Time, SPAC shall use its commercially reasonable efforts to ensure that the New Pubco Common Stock becomes listed on any of the Nasdaq market tiers on or on the Trading Day immediately following the Closing Date and shall prepare and submit to such Nasdaq market a listing application, if required under the Nasdaq rules, covering the shares of New Pubco Common Stock issuable in the Transactions, and shall obtain approval for the listing of such shares of New Pubco Common Stock and the Company shall reasonably cooperate with SPAC with respect to such listing. From the date hereof until the New Pubco Common Stock becomes listed on a Nasdaq market tier, SPAC shall use its commercially reasonable efforts to ensure that the SPAC Class A Common Stock remains listed on Nasdaq.

Section 7.10 Non-Transfer of Certain SPAC Intellectual Property.

(a) The Company acknowledges that SPAC is in possession of certain confidential and proprietary information of third parties received in connection with the SPAC’s evaluation of alternative business combinations, including but not limited to, information concerning the business, financial condition, operations, assets and liabilities, trade secrets, know-how, technology, customers, business plans, Intellectual Property rights, promotional and marketing efforts, and the existence and progress of financings, mergers, sales of assets, take-overs or tender offers of third parties, including SPAC’s, New Pubco’s, DTRT Merger Sub’s, and their respective Representatives’ internal notes and analysis concerning such information (collectively, “Evaluation Material”), and that the Evaluation Material is or may be subject to confidentiality or non-disclosure agreements. The Company acknowledges it has no right or expectancy in or to the Evaluation Material. Immediately at the Second Effective Time, all rights, title, ownership and interest in and to the Evaluation Material shall automatically transfer to Sponsor with no further action required on the part of any Party.

(b) The Company shall have no right or expectancy in or to the ownership or use of the name “DTRT Health Acquisition Corp.” or any derivation thereof containing the term “DTRT”, the trading symbols “DTRT”, “DTRTU” or “DTRTW,” SPAC’s internet domain name (www.dtrthealth.com), or the Intellectual Property rights therein (collectively, the “SPAC Marks”) as a trademark or other identifier of source. For clarity, nothing in this Agreement, prevents the Company from using the SPAC Marks (i) in a non-trademark manner permitted as “fair use” under applicable trademark law (e.g., to describe the historical relationship of the parties), or (ii) to the extent required or permitted by Law. Immediately at the Second Effective Time, all rights, title, ownership and interest in and to the SPAC Marks shall automatically transfer to Sponsor with no further action required on the part of any Party.

Section 7.11 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable (A) to stockholders who have elected to have their SPAC Class A Common Stock converted to cash in accordance with the provisions of the New Pubco Charter; (B) for income tax or other tax obligations of SPAC prior to Closing; and (C) for any SPAC Transaction Expenses; and (b) thereafter, the Trust Account shall terminate, except as otherwise provide therein, with remaining amounts being used for payment of Company Cash Consideration and Company Transaction Expenses.

Section 7.12 Takeover Laws. SPAC shall not take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and SPAC will take all steps to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 7.13 DTRT Merger Sub Approval. Immediately following the execution of this Agreement, SPAC, as the sole stockholder of New Pubco, and New Pubco, and as the sole stockholder of DTRT Merger Sub, will approve and adopt this Agreement, the Transaction Agreements to which New Pubco and DTRT Merger Sub is or will be a party and the Transactions.

Section 7.14 No SPAC Common Stock Transactions.

(a) SPAC acknowledges and agrees that it is aware, and that its Representatives are aware or, upon receipt of any material nonpublic information, will be advised of, the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. SPAC hereby agrees that, while it is in possession of such material nonpublic information, it shall not and it will cause its Subsidiaries and direct its Representatives and their respective Affiliates not to, purchase or sell any securities of SPAC (other than engaging in the Transactions) or take any other action with respect to SPAC in violation of such Laws, or cause any third party to do any of the foregoing.

(b) None of the SPAC Parties shall, without the prior written consent of the Company, issue to any Person additional shares of capital stock of SPAC or New Pubco or other equity interests in, or convertible into equity interest in, SPAC or New Pubco; provided, further, that none of the SPAC Parties shall issue to any Person additional shares of capital stock of SPAC or New Pubco or other equity interests in, or convertible into equity interest in, SPAC or New Pubco if it would result in the Pre-Closing Holders owning less than 51% of the issued and outstanding capital stock of New Pubco, calculated on a fully-diluted basis.

Section 7.15 Assumption of Obligations. Subject to and contingent upon the Closing, New Pubco agrees to assume all of SPAC’s obligations under the engagement letter between SPAC and Deutsche Bank Securities Inc., as amended through the date of this Agreement.

ARTICLE VIII

JOINT COVENANTS

Section 8.01 Efforts to Consummate.

(a) Subject to the terms and conditions herein, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to consummate and make effective as promptly as practicable the Transactions (including the satisfaction of the closing conditions set forth in Article IX). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Authorities necessary to consummate the Transactions and the transactions contemplated by the other Transaction Agreements. SPAC shall promptly inform the Company of any communication between any SPAC Party, on the one hand, and any Governmental Authority, on the other hand, and the Company shall promptly inform SPAC of any communication between the Company, on the one hand, and any Governmental Authority, on the other hand, in either case, regarding any of the Transactions or any other Transaction Agreement.

(b) Each Party shall use (i) its respective reasonable best efforts to make all required filings pursuant to the HSR Act with respect to the Transactions promptly (and in any event within 10 Business Days) following the date of this Agreement and (ii) shall respond as promptly as reasonably practicable to any requests by any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding anything to the contrary in this Section 8.01, (x) the Parties agree to request early termination of all waiting periods applicable to the Transactions under the HSR Act (to the extent early termination is then available), and (y) each Party and its respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other Parties. The Company shall pay all fees and expenses owed to any Governmental Authority (including in connection with the filings under the HSR Act) with such payments (“Government Payments”) being treated as a Credited Expense and a Termination Expense.

(c) During the Interim Period, the SPAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any SPAC Party) or SPAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Authority relating to the Transactions or the other Transaction Agreements. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless it consults with, in the case of the SPAC Parties, the Company, or, in the case of the Company, SPAC, in advance and, to the extent not prohibited by such Governmental Authority, gives, in the case of the SPAC Parties, the Company, or, in the case of the Company, SPAC, the opportunity to attend and participate in such meeting or discussion; provided, however, that this subparagraph (c) shall not apply to any meeting or discussion the Company or any of its Subsidiaries has with a Governmental Authority who is an actual or potential customer of the Company or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary in the Agreement, (i) if this Section 8.01 conflicts with any other covenant or agreement in this Agreement that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict and (ii) in no event shall the SPAC Parties or Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party.

(e) During the Interim Period, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after receiving any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, any of the SPAC Parties or any of their respective Representatives (in their capacity as a representative of a SPAC Party) or, in the case of the Company or any of its Subsidiaries, any of their respective Representatives (in their capacity as a representative of a member of the Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation (subject to a customary joint defense agreement), (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other. In no event shall the Company or SPAC settle or compromise, or allow to be settled or compromised, any Transaction Litigation without the prior written consent of SPAC or the Company, respectively (not to be unreasonably withheld, conditioned or delayed).

Section 8.02 Registration Statement; Special Meeting.

(a) Registration Statement.

(i) As promptly as reasonably practicable following the execution and delivery of this Agreement (but in any event within ten Business Days thereafter), SPAC and the Company shall, in accordance with this Section 8.02(a), jointly prepare, and SPAC shall file with the SEC, a registration statement on

Form S-4 in connection with the Transactions (the “Registration Statement”) which shall include a preliminary proxy statement (the “Proxy Statement”) that, when final, will be sent to the stockholders of SPAC in advance of the Special Meeting, for the purpose of, among other things: (A) providing SPAC’s stockholders with the opportunity to redeem shares of SPAC Class A Common Stock by tendering such shares for redemption not later than two Business Days prior to the originally scheduled date of the Special Meeting (the “SPAC Stockholder Redemption”); and (B) soliciting proxies from holders of SPAC Class A Common Stock to vote at the Special Meeting in favor of the SPAC Stockholder Matters, and each Party will reasonably cooperate (including causing each of its Subsidiaries and Representatives to reasonably cooperate) with the other Parties, and provide all information regarding such Party, its Affiliates and its business that is necessary for the preparation and filing of the Registration Statement. Without the prior written consent of the Company, the SPAC Stockholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC’s stockholders at the Special Meeting; provided, however, that the Proxy Statement will not be sent to the stockholders of SPAC unless certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by SPAC and the Company and their respective legal counsel and auditors. The Registration Statement will comply as to form and substance with the applicable requirements of the SEC and the rules and regulations thereunder and remain effective as long as is necessary to consummate the Transactions; provided, however, that SPAC will not permit the Registration Statement to be become effective unless certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by SPAC and the Company and their respective legal counsel and auditors. SPAC shall (I) file the definitive Proxy Statement with the SEC and (II) cause the Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the SPAC Board in accordance with Section 8.02(b), as promptly as practicable (but in no event less than five Business Days except as otherwise required by applicable Law) following the earlier to occur of: (x) if the Registration Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (y) if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC (such earlier date, the “Proxy Clearance Date”).

(ii) Prior to filing with the SEC, SPAC will make available to the Company and its counsel drafts of the Registration Statement and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Registration Statement or such other document and will provide the Company and its counsel with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith and, to the extent any such comments are reasonable, SPAC shall incorporate such comments into such document. SPAC shall not file any such documents with the SEC without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company, promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed; (B) if the Registration Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (C) if the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (D) the filing of any supplement or amendment to the Registration Statement; (E) any request by the SEC for amendment of the Registration Statement;

(F) any comments from the SEC relating to the Registration Statement and responses thereto; (G) requests by the SEC for additional information; and (H) the issuance of any stop order or the suspension of the qualification of the SPAC Class A Common Stock for offering or sale in any jurisdiction or of the initiation or written threat of any proceeding for any such purpose. SPAC shall respond to any SEC comments on the Registration Statement as promptly as practicable (and in any event within 10 Business Days following receipt by SPAC of any such SEC comments except to the extent due to the failure by the Company to timely provide information required to respond to such SEC comments) and shall use its commercially reasonable efforts to have the Registration Statement cleared by the SEC under the Securities Act as promptly as practicable; provided that, prior to responding to any requests or comments from the SEC, SPAC will make available to the Company and its counsel drafts of any such response and provide the Company and its counsel with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith and, to the extent any such comments are reasonable, SPAC shall incorporate such comments into such response. SPAC shall not respond to any such requests or comments without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(iii) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SPAC shall promptly file an amendment or supplement to the Registration Statement containing such information (subject to the procedures set forth in Section 8.02(a)(ii)). If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform SPAC of such information, event or circumstance and provide to SPAC all information necessary to correct any such deficiencies.

(iv) SPAC shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to promptly provide SPAC with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by SPAC for inclusion in the Registration Statement; provided that the Company shall not be obligated to provide SPAC with any information that (A) is prohibited from being disclosed by applicable Law or (B) upon the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures). Each of SPAC and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of SPAC, the Company, or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.

(v) The Company shall pay for all fees owed to the SEC and any printer or mailing services in connection with the filing and mailing of the Proxy Statement and any related forms or filings with such payments (“Registration Payments”) being treated as a Credited Expense and a Termination Expense.

(b) Special Meeting. SPAC will take, in accordance with applicable Law, Nasdaq rules and the SPAC Organizational Documents, all action necessary to duly convene and hold a meeting of its stockholders (as adjourned or postponed, the “Special Meeting”) as promptly as reasonably practicable after the Proxy Clearance Date (provided, however, that the Special Meeting will not be held unless certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act have been delivered by SPAC and the Company and their respective legal counsel and auditors) (and will establish a record date for, give notice of and commence the mailing of the Proxy Statement to the stockholders of SPAC as promptly as practicable after the Proxy Clearance Date), to (i) consider and vote upon the approval of the SPAC Stockholder Matters and to cause such vote to be taken and (ii) provide stockholders of SPAC with the opportunity to elect to effect a SPAC Stockholder Redemption. SPAC shall postpone or adjourn such meeting on each and every occasion if (x) a postponement or adjournment is required by Law, (y) as of the time for which the Special Meeting is originally scheduled (as set forth in the Registration Statement) there are insufficient shares of SPAC Common Stock represented (either in person or by proxy) and voting to approve the SPAC Stockholder Matters or to constitute a quorum necessary to conduct the business of the Special Meeting, or (z) SPAC or the Company determines the payments for the SPAC Stockholder Redemption could reasonably be expected to cause the conditions in Section 9.01 to not be satisfied at the Closing; provided, however, in no event shall SPAC be required to adjourn or postpone the Special Meeting more than six weeks from the initial date of the Special Meeting set forth in the Registration Statement. SPAC shall, following the Proxy Clearance Date, use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the SPAC Stockholder Matters and shall include in the Registration Statement the SPAC Board Recommendation. SPAC shall keep the Company reasonably informed regarding all matters relating to the SPAC Stockholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by SPAC in respect of such matters and similar updates regarding any redemptions. Notwithstanding the foregoing, if at any time prior to, but not after, obtaining approval of the SPAC Stockholder Matters, the SPAC Board determines that a Company Material Adverse Effect has occurred, the SPAC Board may make a withdrawal of such recommendation or an amendment, qualification or modification of such recommendation if a failure to do so would, upon the advice of counsel, reasonably be expected to constitute a breach of its fiduciary duties to SPAC’s stockholders under applicable Law (a “Change in Recommendation”). SPAC shall immediately notify the Company in writing of any determination to make such Change in Recommendation. SPAC agrees that its obligations under this Agreement shall not be affected by any Change in Recommendation and, for the avoidance of doubt, it agrees (A) that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Stockholder Matters shall not be affected by any Change in Recommendation or other intervening event or circumstance and (B) to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the SPAC Stockholder Matters, in each case in accordance with this Agreement, regardless of any Change in Recommendation or other intervening event or circumstance. Notwithstanding the fact that the Required Company Shareholder Approval has been obtained, the Company Board Recommendation may, at any time prior to the Closing, be withdrawn in the event the board of directors of the Company determines, in its sole discretion (and taking into account only the interests of the Pre-Closing Holders (taken as a whole)), such withdrawal is in the best interest of the Pre-Closing Holders (such withdrawal of the Company Board Recommendation being referred to herein as a “Company Board Recommendation Withdrawal”).

(c) Required SPAC Stockholder Approval. Subject to the satisfaction of the conditions set forth in Section 9.01 and 9.02, SPAC shall use reasonable best efforts to consummate and make effective the Transactions within three Business Days following receipt of the Required SPAC Stockholder Approval.

Section 8.03 Exclusivity.

(a) During the Interim Period, the Company shall not take, nor shall the Company permit any of its Affiliates or Representatives to take, whether directly or indirectly, (i) any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than SPAC or any of its Affiliates or Representatives) concerning any merger or similar business combination transaction or sale of substantially all of the assets involving the Company or its Subsidiaries, taken as a whole (other than immaterial assets or assets sold in the ordinary course of business) (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”); provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements shall not be deemed a violation of this Section 8.03(a) or (ii) any action in connection with a public offering of any Equity Securities of the Company or any of its Subsidiaries (or any Affiliate or successor of the Company or any of its Subsidiaries). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, SPAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their respective Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination involving SPAC (a “Alternate Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives; provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements shall not be deemed a violation of this Section 8.03(b). SPAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Alternate Business Combination Proposal.

Section 8.04 Tax Matters.

(a) Tax Opinions and Disclosures. Each of the SPAC Parties and the Company shall use its commercially reasonable efforts to reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to SPAC or the Company of any opinion or the preparation of any disclosure relating to the Tax consequences of the Transactions, including using commercially reasonable efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of SPAC or the Company, or their respective Affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such counsel to render such opinion or prepare such disclosure. If the SEC requests or requires a legal opinion to be filed with the Registration Statement pursuant to Item 601(b)(8) of Regulation S-K promulgated under the Securities Act, SPAC shall cause such opinion to be issued.

(b) Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne and paid by the Company, with such payments being treated as a Credited Expense. The Parties shall use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person or take any other reasonable action as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Transactions. The Party required by applicable Law to file any Tax Returns required to be filed with respect to Transfer Taxes shall prepare and timely file all such Tax Returns and, if required by applicable Law, the other Parties will join in the execution of any such Tax Returns. The filing party shall provide the other Parties with (i) a copy of each such Tax Return within three Business Days after filing such Tax Return with the appropriate Governmental Authority and (ii) evidence of filing for each such Tax Return and of payment of such Transfer Taxes within three Business Days after receipt of such evidence.

(c) Tax Returns. After the Closing, Pre-Closing Holder Representative shall prepare, or cause to be prepared, all income Tax Returns required to be filed by Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date and shall provide such Tax Returns to the applicable Person for timely filing. New Pubco shall timely file, or cause the timely filing of, such Tax Returns.

(d) Tax Contests. In the case of any Action with respect to any income Tax Return of Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, New Pubco shall notify Pre-Closing Holder Representative of such Action no later than ten Business Days after written notice of such Action is received by New Pubco or any of its Affiliates. Pre-Closing Holder Representative shall, upon written notice to New Pubco, control the conduct and settlement of any such Action.

(e) Actions Relating to Pre-Closing Tax Periods. New Pubco shall not, and shall not permit or cause any of its Affiliates (including the Company and its Subsidiaries) to, (i) amend any income Tax Returns filed by Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, (ii) make or change any Tax election of or relating to Newco the Company or any of its Subsidiaries with respect to income Taxes that has retroactive effect to any Tax period ending on or before the Closing Date or (iii) initiate any voluntary disclosure or similar process with respect to income Tax Returns of Newco or the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, in each case without Pre-Closing Holder Representative’s prior written approval.

(f) Tax Refunds. Any Tax refund (including interest thereon) with respect to Newco or the Company or any of its Subsidiaries attributable to (i) any taxable period ending on or before the Closing Date if Newco or the Company or any of its Subsidiaries paid the Tax prior to the Closing or (ii) any Taxes taken into account as a reduction to the Aggregate Merger Consideration, shall be the property of the Pre-Closing Holders to the extent such refund was not taken into account in determining the Aggregate Merger Consideration. If, after the Closing, New Pubco, the Company or any Affiliate receives such a refund, New Pubco shall pay to the Pre-Closing Holders within ten Business Days after such receipt an amount equal to such refund received, together with any interest received or credited thereon net of any reasonable out-of-pocket costs associated therewith.

(g) Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns pursuant to this Section 8.04 and any Action with respect to Taxes or Tax Returns of Newco the Company or any of its Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return or Action any making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties shall retain all books and records with respect to Tax matters pertinent to Newco the Company and its Subsidiaries relating to any Tax period ending on or before the Closing Date until the expiration of the statute of limitations of the respective Tax periods.

Section 8.05 Confidentiality; Publicity.

(a) SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. The Company acknowledges that, in connection with any Financing, SPAC shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the potential equity investors, which information may include Confidential Information (as defined in the Confidentiality Agreement); provided that, SPAC shall provide the Company with a copy of any such materials at least five Business Days prior to distributing the same and grant the Company the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) such materials prior to their distribution, provided further, that no such materials need to be provided to the Company after the Registration Statement is filed if such materials do not include any disclosures beyond those contained in the Registration Statement.

(b) Subject to Section 8.05(c), none of the Parties nor any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the other Parties; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow (A) the Company, if the disclosing party is SPAC or (B) SPAC, if the disclosing party is the Company and such announcement or communication is to be made prior to the Closing, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith and, to the extent any such comments are reasonable, the disclosing Party shall incorporate such comments into announcement or other communication, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 8.05, and (iii) to Governmental Authorities in accordance with Section 8.01.

(c) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four Business Days thereafter), SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith and, to the extent any such comments are reasonable, SPAC shall incorporate such comments into the Signing Filing. The Company and SPAC shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of them) and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the Closing (but in any event within four Business Days after the Closing), SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release or the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 8.06 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Section 8.07 Qualification as an Emerging Growth Company. SPAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 8.08 Financing.

(a) Subject to the terms and conditions of this Agreement, during the Interim Period, the Company and SPAC shall pursue (i) commitments from third party lenders (the “Debt Financing Sources”), to provide loans to

New Pubco immediately following the Closing (the debt financing under such commitments, collectively, hereinafter referred to as, the “Debt Financing”) and (ii) subscription agreements or other commitments, from third party investors (each a “PIPE Investor”) to provide equity financing to New Pubco in connection with the Closing (the aggregate proceeds to be received under all PIPE Investor Subscription Agreements, collectively, the “PIPE Financing Amount”, and the equity financing under all PIPE Investor Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”). If such Financing commitments are obtained on terms and conditions satisfactory to each of the Company and SPAC, the Parties shall use their commercially reasonable efforts to obtain the proceeds of the Financing on the terms and conditions of such commitments, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect to the Financing (the “Definitive Financing Agreements”), (ii) satisfy (or, if deemed advisable by each of the Company and SPAC, obtain the waiver of) on a timely basis all conditions set forth in such Definitive Financing Agreements that are within their control (including payment of all fees and expenses) and comply with their obligations thereunder, (iii) maintain in effect any written and executed debt or equity commitments (including any subscription agreements) in accordance with their terms and (iv) diligently enforce all of their rights under any such commitments, provided, however, that neither Party shall be required to bring any enforcement action against any PIPE Investor or Debt Financing Source to enforce its rights under the applicable Financing.

(b) Subject to the terms hereof, each Party shall use its commercially reasonable efforts to comply with its obligations, and enforce its rights, under any executed debt or equity commitments. SPAC shall give the Company prompt notice of any material breach by any party to an executed debt or equity commitment of which SPAC has become aware or any termination (or alleged or purported termination) of such commitment. SPAC shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the Financing and shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, any executed debt or equity commitment entered into following the date hereof if such amendment, modification, waiver or remedy (i) would delay the occurrence of the Closing, (ii) reduces the aggregate amount of the Financing in any material respect, (iii) increases the aggregate amount of any Debt Financing if such increase would result in such amount exceeding the Debt Financing Sources, (iv) adds or imposes new conditions or amends the existing conditions to the drawdown of the Financing, or (v) is adverse to (or is reasonably likely to become adverse to) the interests of the Company, in each case, in any material respect, in each case without obtaining prior written consent of the Company, which may be withheld in the Company’s sole discretion.

(c) Prior to the earlier of the Closing and the termination of this Agreement pursuant to Section 10.01, the Company agrees, and shall cause its Subsidiaries and their Representatives, to use commercially reasonable efforts to cooperate in connection with the arrangement of the Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably requested by SPAC, including by (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice, (ii) assisting with the preparation of customary materials for actual and potential PIPE Investors and Debt Financing Sources, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing (which shall not include pro forma financial information), (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by SPAC or otherwise reasonably facilitating the pledging of collateral, provided, that, such documents will not take effect until the Closing and are reasonably acceptable to the Company, (iv) providing the Financial Statements and such other financial information regarding the Company and its Subsidiaries that is readily available or within the Company’s or its Subsidiaries’ possession and as is reasonably requested in connection with the Financing, (v) at the Company’s option, taking or appointing a representative of SPAC to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by SPAC to permit the consummation of the Financing and, in the case of the Debt Financing, the direct borrowing or incurrence of all of the proceeds of the Debt Financing, by the Company or a Subsidiary immediately following the Closing, (vi) the Company and each Subsidiary executing and delivering reasonable and customary certificates (including a customary certificate of the Chief

Financial Officer of the Company and each Subsidiary with respect to solvency matters), customary management representation letters and other customary documentation required by the Debt Financing Sources and the PIPE Investors and the definitive documentation related to the Debt Financing and the PIPE Financing, provided, that no such certificates, letters or other documentation shall be effective prior to the consummation of the Closing and all such certificates, letters or other documentation shall relate only to the Company and its Subsidiaries (and not, for the avoidance of doubt, any of the SPAC Parties), (vii) furnishing SPAC at least three Business Days prior to the Closing Date (or to the extent reasonably requested at least ten Business Days prior to the Closing Date), with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (vii) otherwise reasonably cooperating in SPAC’s efforts to obtain the Financing. Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (B) neither the Company nor any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Closing, (C) neither the Company nor any Subsidiary nor any of their Representatives shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than any customary management representation and authorization letter in connection with marketing materials contemplated by the Financing) and (D) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company or any Subsidiary prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Financing. Nothing contained in this Section 8.08 or otherwise shall require the Company or any Subsidiary, prior to the Closing, to be an issuer or other obligor with respect to the Financing. The Company shall be given a reasonable opportunity to review and comment on any financing documents (including any commitment letters with respect to the Debt Financing or the PIPE Financing) and any materials that are to be presented during any meetings conducted in connection with the Financing, and SPAC shall give due consideration to all reasonable comments provided thereto.

(d) The Parties acknowledge and agree that SPAC or New Pubco shall not enter into any Financing Agreements without the Company’s prior written consent, which may be withheld or withdrawn, in the Company’s sole discretion, up until the Closing. In addition, none of the Company or its Subsidiaries or any of their Representatives shall be required to take any action that would subject such Person to actual or potential Liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 8.08 or any information utilized in connection therewith. SPAC shall indemnify and hold harmless the Company, its Subsidiaries and their Representatives from and against any and all loss suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under this Section 8.08 and any information utilized in connection therewith, except in the case of fraud, gross negligence or willful misconduct committed by the Company, its Subsidiaries and any of their Representatives. SPAC shall, promptly upon receipt of a reasonably detailed invoice from the Company or any of its Subsidiaries, reimburse the Company or its Subsidiaries for all reasonable out-of-pocket costs and expenses incurred by the Company and its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation required by this Section 8.08.

(e) In connection with the Financing, each of the Company and SPAC agrees to deliver, and cause its respective legal counsel and auditors to deliver, to Deutsche Bank Securities Inc. such certificates (including a chief financial officer certificate from the Company on any projections included in any registration statement or proxy statement filed in connection with the Transactions), comfort letters, negative assurance letters and legal opinions from SPAC and the Company and their respective internal and external legal counsel and auditors as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act; provided that such documents are in form and substance reasonably acceptable to the Party delivering such document.

Section 8.09 Reputation. None of the Parties will take, or permit any of their Affiliates to take, any action that would be reasonably expected to cause material harm to the reputation of the Company or New Pubco, prior to or after Closing. In the event of any change, event, circumstance, effect, development or state of facts that, individually or in the aggregate, would be reasonably expected to cause material harm to the reputation of the Company or New Pubco prior to or after the Closing, the Parties shall reasonably cooperate to mitigate the effect of such event of any change, event, circumstance, effect, development or state of facts, including by, if applicable, terminating their relationship with any Person whose action or inaction gave rise to or caused such change, event, circumstance, effect, development or state of facts.

Section 8.10 Tax Agreement. To the extent the amount of the Potential Tax Adjustment is not known as of the day prior to Closing, New Pubco will pay the Potential Tax Adjustment to the Pre-Closing Holders after Closing promptly after the amount of the Potential Tax Adjustment can be determined. Further, to the extent the dividends paid by the Company in the Interim Period, as contemplated by Section 6.01(a)(ii)(b) are not sufficient to permit the Pre-Closing Holders to satisfy all Tax obligations of the Pre-Closing Holders with respect to the pre-Closing period, New Pubco shall pay the Pre-Closing Holders for any such Tax obligations. During the Interim Period, the Parties agree to negotiate in good faith the Tax Agreement with respect to the foregoing.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.01 Conditions to Obligations of All Parties. The obligations of the SPAC and the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted and, in the case of Section 9.01(h) below, only with the written consent of Deutsche Bank Securities Inc.) in writing by SPAC and the Company:

(a) HSR Approval. All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) Other Approvals. The approvals and consents set forth on Schedule 9.01(b) shall have been duly obtained, made or given and shall be in full force and effect.

(c) No Prohibition. There shall not be in force any Law or Governmental Order by any Governmental Authority of competent jurisdiction and having jurisdiction over the Parties with respect to the Transactions enjoining, prohibiting, or making illegal the consummation of the Transactions.

(d) Stockholder Approval. Each of the Required SPAC Stockholder Approval and the Required Company Shareholder Approval shall have been obtained.

(e) Listing. The New Pubco Common Stock shall be listed or have been approved for listing on one of the Nasdaq market tiers, subject only to official notice of issuance thereof.

(f) Effectiveness of Contracts. The Contracts of the Company or its Subsidiaries identified on Schedule 9.01(f) shall be in full force and effect, and no counterparty to any of the Contracts identified on Schedule 9.01(f) shall have provided notice to the Company or any of its Subsidiaries that such party intends to terminate or materially amend or modify such Contract.

(g) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(h) Registration Statement Deliveries. Each of SPAC and the Company and its respective internal and external legal counsel and auditors shall have delivered such comfort letters, negative assurance letters and legal opinions as Deutsche Bank Securities Inc. shall reasonably request and that are generally provided to underwriters in connection with underwritten public offerings of securities registered under the Securities Act.

Section 9.02 Additional Conditions to Obligations of SPAC Parties. The obligations of the SPAC Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a) Representations and Warranties.

(i) Each of the representations and warranties the Company contained in Section 4.01 (Corporate Organization of the Company), the second sentence of Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.06 (Current Capitalization) and Section 4.21 (Brokers’ Fees) (collectively, the “Company Specified Representations”) shall be true and correct in all material respects as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii) The representations and warranties contained in Section 4.20 (Absence of Changes) shall be true and correct in all respects as of the Closing.

(iii) Each of the representations and warranties contained in Article IV (other than the Company Specified Representations and Section 4.20 (Absence of Changes)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement required to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.02(b), a covenant or agreement of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant or agreement and such material breach is incapable of being cured, or the Company has failed to cure such breach within 30 days after written notice of such breach has been delivered the Company (or if earlier, the Termination Date).

(c) Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred which is continuing and uncured.

(e) Closing Deliveries. The Company shall have delivered (or will deliver at Closing) to SPAC the documents and deliveries set forth in Section 3.04(b)(iii)(E).

Section 9.03 Additional Conditions to the Obligations of the Company . The obligation of the Company to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the SPAC Parties contained in Article V (other than the representations and warranties of the SPAC Parties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.08 (Brokers’ Fees), Section 5.10 (Business Activities) and Section 5.12 (Capitalization) (collectively, the “SPAC Specified Representations”), and Section 5.16 (Absence of Changes)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(ii) Each of the SPAC Specified Representations shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

(iii) The representations and warranties of the SPAC Parties contained in Section 5.16 (Absence of Changes) shall be true and correct in all respects as of the Closing.

(b) Financing. SPAC shall have obtained Financing satisfactory to the Company.

(c) Agreements and Covenants. The covenants and agreements of the SPAC Parties in this Agreement required to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.03(c), a covenant or agreement of the SPAC Parties shall only be deemed to have not been performed if the SPAC Parties have materially breached such covenant or agreement and such material breach is incapable of being cured, or the SPAC Parties have failed to cure such breach within 30 days after written notice of such breach has been delivered to SPAC (or if earlier, the Termination Date).

(d) Officer’s Certificate. SPAC shall have delivered the Company a certificate signed by an officer of SPAC, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(c) have been fulfilled.

(e) Trust Account. SPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.11, available to SPAC or New Pubco for payment of the Company Cash Consideration, Company Transaction Expenses and the SPAC Transaction Expenses at the Closing.

(f) Closing Deliveries. SPAC shall have delivered (or will deliver at Closing) to the Company the documents and deliveries set forth in Section 3.04(b)(ii).

(g) SPAC Material Adverse Effect. Since the date of this Agreement, no SPAC Material Adverse Effect shall have occurred which is continuing and uncured.

Section 9.04 Frustration of Conditions. No Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s failure to take such actions as may be necessary to cause the conditions of the other Party to be satisfied, as required by Section 8.01.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.01 Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows:

(a) by mutual written agreement of SPAC and the Company;

(b) by either SPAC or the Company upon written notice to the other Party, if there shall be in effect any (i) Law in any jurisdiction of competent authority or (ii) Governmental Order issued, promulgated, made, rendered or entered into by any court or other tribunal of competent jurisdiction, that, in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers and in the case of any such Governmental Order, such Governmental Order shall have become final and non-appealable;

(c) by either SPAC or the Company upon written notice to the other Party, if the Second Effective Time has not occurred by 11:59 p.m. Eastern Time, on the 270th day following the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.01(c) will not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Mergers to be consummated by such time;

(d) by either SPAC or the Company, if SPAC fails to obtain the Required SPAC Stockholder Approval upon vote taken thereon at the Special Meeting (or at a meeting of its stockholders following any adjournment or postponement thereof); provided, that the right to terminate this Agreement pursuant to this Section 10.01(d) will not be available to SPAC if it breaches any of its obligations under Section 8.02;

(e) by SPAC, if the Company has breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied and (B) is not capable of being cured or, if capable of being cured, is not cured the Company before the earlier of (I) the third Business Day immediately prior to the Termination Date and (II) the 30th day following receipt of written notice from SPAC of such breach or failure to perform; provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if any SPAC Party is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(c) to be satisfied;

(f) by the Company at any time prior to the Closing upon five business days’ written notice to the SPAC that a Company Board Recommendation Withdrawal has occurred;

(g) by either SPAC or the Company if the condition set forth in Section 9.01(f) is not satisfied or capable of being satisfied; or

(h) by the Company, if any SPAC Party has breached any of its respective representations or warranties or failed to perform any of its respective covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(c) to be satisfied and (B) is not capable of being cured or, if capable of being cured, is not cured by the SPAC Party or SPAC Parties, as applicable, before the earlier of (I) the third Business Day immediately prior to the Termination Date and (II) the 30th day following receipt of written notice from the Company of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(h) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied.

Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02 if this Agreement terminates pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any fraud or any willful and material breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 6.03 (No Claim Against the Trust Account), Section 8.05 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination), Section 10.03 (Reimbursement of Expenses), and Article XI (Miscellaneous) (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Section 10.03 Reimbursement of Expenses. If this Agreement is terminated pursuant to Sections 10.01(a) through 10.01(d) or Section 10.01(h), SPAC shall promptly (and in no event more than five Business Days thereafter) reimburse the Company for the Termination Expenses.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Waiver. At any time and from time to time prior to the Second Effective Time, SPAC and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that the SPAC Parties shall be deemed a single Party for purposes of this Section 11.01). Any agreement on the part of SPAC or the Company to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to any SPAC Party prior to the Closing, or to SPAC after the Second Effective Time:

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

Attention: Mark Heaney

Telephone: (917) 742-1904

E-mail: msheaney1@gmail.com

with copies (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attention: Dom DeChiara

Kyle Gann

Ben Liss

Facsimile: 212-294-4700

Email: ddechiara@winston.com

kgann@winston.com

bliss@winston.com

(b) If the Company prior to the Closing, or to the Surviving Entity after the Second Effective Time, to:

Consumer Direct Holdings, Inc.

100 Consumer Direct Way

Missoula, MT 59808

Attn: Bruce A. Kramer

E-mail: brucek@consumerdirectcare.com

with a copy (which shall not constitute notice) to:

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, CO 80202

Attn: Amy Bowler

Paige Coriden

E-mail: ALBowler@hollandhart.com

PMCoriden@hollandhart.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) if the Closing occurs, the present and former officers and directors of the Company and SPAC (and their successors, heirs and Representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01, (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14, and (c) Deutsche Bank Securities Inc. is an intended third-party beneficiary of Articles IV and V and Sections 7.15, 8.02(a)(i), 8.02(b), 8.08(e) and 9.01(h).

Section 11.05 Expenses. Except as otherwise provided herein (including Section 3.04), each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants. For the avoidance of doubt, SPAC shall pay all costs and expenses associated with obtaining the Extension(s).

Section 11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Transaction Agreements (together with the Schedules and Exhibits thereto) and the Amended and Restated Mutual Non-Disclosure Agreement, dated as of December 3, 2021, by and between the Company and SPAC (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Company and SPAC in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors or managers (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.10.

Section 11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) SPAC and the Company shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither of SPAC nor the Company, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13, shall be required to provide any bond or other security in connection with any such injunction.

Section 11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the SPAC Parties or Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 11.15 Nonsurvival of Representations, Warranties and Covenants; Limitation on Liability. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Second Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XI. Except with respect to the payments contemplated by Section 10.03, in no event shall SPAC and its Affiliates, on the one hand, or the Company and its Affiliates, on the other hand, be liable hereunder for any losses, claims, damages or liabilities whatsoever, whether before or after Closing or in connection with the termination of this Agreement, in an aggregate amount that exceeds $11 million (which amount, for avoidance of doubt, does not include any Termination Expenses payable under Section 10.03).

Section 11.16 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (c) the representations and warranties in Article V constitute the sole and exclusive representations and warranties of the SPAC Parties; (d) except for the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the SPAC Parties, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions, and all other representations and warranties of any kind or nature, expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets), are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the SPAC Parties. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third-party beneficiary thereof. Nothing in this Section 11.16 shall relieve any Party of liability in the case of fraud committed by such Party.

[Signature pages follow.]

The Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DTRT HEALTH ACQUISITION CORP.

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	Executive Chairman and Chief Executive Officer

GRIZZLY NEW PUBCO, INC.

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	President and Secretary

GRIZZLY MERGER SUB, INC.

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	President and Secretary

Signature Page to Agreement and Plan of Merger

CONSUMER DIRECT HOLDINGS, INC.

By:	/s/ Ben Bledsoe
Name:	Ben Bledsoe
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

PRE-CLOSING HOLDER REPRESENTATIVE

/s/ Bruce A. Kramer
Bruce A. Kramer

Signature Page to Agreement and Plan of Merger

Exhibit A

Form of Sponsor Agreement

[See attached.]

Exhibit A to Agreement and Plan of Merger

Exhibit B

Form of Lockup Agreement

[See attached.]

Exhibit B to Agreement and Plan of Merger

Exhibit C

New Pubco Charter

[See attached.]

Exhibit C to Agreement and Plan of Merger

Exhibit D

New Pubco Bylaws

[See attached.]

Exhibit D to Agreement and Plan of Merger

Exhibit E

Form of Registration Rights Agreement

[See attached.]

Exhibit E to Agreement and Plan of Merger

Exhibit F

Form of Stockholder’s Agreement

[See attached.]

Exhibit G to Agreement and Plan of Merger

Exhibit G

Form of First Certificate of Merger

[See attached.]

Exhibit H to Agreement and Plan of Merger

Exhibit H

Form of Second Certificate of Merger

[See attached.]

Exhibit I to Agreement and Plan of Merger

Exhibit I

Incentive Equity Plan

[See attached.]

Exhibit J to Agreement and Plan of Merger

Exhibit J

ESPP

[See attached.]

Exhibit K to Agreement and Plan of Merger

ANNEX B

Final Form

AMENDED & RESTATED

CERTIFICATE OF INCORPORATION

OF

[GRIZZLY NEW PUBCO], INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

[Grizzly New Pubco], Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.

That the name of this corporation is [Grizzly New Pubco], Inc., and that the original certificate of incorporation of the corporation was filed with the office of the Secretary of State of the State of Delaware (the “Delaware Secretary”) on [●], 2022 (the “Certificate of Incorporation”).

2.

That the Board of Directors and the stockholders of [Grizzly New Pubco], Inc. duly adopted resolutions in accordance with Sections 242 and 245 of the DGCL, proposing to amend and restate the Certificate of Incorporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders.

3.	Effective as of the date of its filing with the Delaware Secretary, the Certificate of Incorporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is [Grizzly New Pubco], Inc.

ARTICLE II

The address of the corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The corporation is authorized to issue [two] classes of stock to be designated, respectively, “Class A Common Stock” and “Preferred Stock.” The total number of shares that the corporation is authorized to issue is [●] shares, [●] shares of which shall be Class A Common Stock, $0.0001 par value per share, and 1,000,000 shares of which shall be Preferred Stock, $0.0001 par value per share.

Except as otherwise required by law or this amended and restated certificate of incorporation (including any certificate of designation filed with respect to any series of Preferred Stock (“Preferred Stock Designation”)), the holders of shares of Class A Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Class A Common Stock are entitled to vote. Notwithstanding the foregoing, except as otherwise required by law or this amended and restated certificate of incorporation, holders of shares of any series of common stock shall not be entitled to vote on any amendment to this amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of common stock if the holders of such affected series of Preferred Stock or common stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this amended and restated certificate of incorporation (including any Preferred Stock Designation) or the DGCL. Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The Preferred Stock may be issued from time to time in one or more series. The board of directors is authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions, of each such series of Preferred Stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting such series and the designation thereof, or any of the foregoing. The Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences, and rights and the qualifications, limitations, and restrictions thereof stated in the resolution of the board of directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The existence of this Company is to be perpetual.

ARTICLE VI

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, the board of directors shall have the power to adopt, amend or repeal the bylaws of the corporation, to fix reserves, and to authorize and cause to be executed, mortgages and liens, without limit as to the amount, upon the property and franchises of the corporation.

ARTICLE VIII

The number of directors of the corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the directors. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the corporation. Each director, including a director elected to fill a vacancy, shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal.

The directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. The board of directors is authorized to assign members of the board of directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following such initial classification of the board of directors, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification of the board of directors, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification of the board of directors, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. No stockholder entitled to vote at an election for directors may cumulate votes.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ARTICLE X

No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because such director’s votes are counted for such purpose, if: (a) the material facts as to such director’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, or (b) the material facts as to such director’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

ARTICLE XI

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, neither a director nor an officer of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer (as applicable) of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The corporation shall indemnify, to the fullest extent permitted by applicable law, any director or executive officer of the corporation entitled to indemnification under the DGCL who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors of the corporation.

The corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this ARTICLE XI, nor the adoption of any provision of this amended and restated certificate of incorporation inconsistent with this ARTICLE XI, shall eliminate or reduce the effect of this ARTICLE XI in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this ARTICLE XI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XII

Except as provided in ARTICLE XI above, the corporation reserves the right to amend, alter, change or repeal any provision contained in this amended and restated certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XIII

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of, or claim based on, breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee of the corporation to the corporation or the corporation’s stockholders (including a beneficial owner of stock), (iii) any action asserting a claim against the corporation arising pursuant to any provision of the DGCL, the corporation’s amended and restated certificate of incorporation or bylaws, or

(iv) any action to interpret, apply, enforce or determine the validity of the corporation’s amended and restated certificate of incorporation or bylaws, or (v) any action asserting a claim against the corporation governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article.

I, the undersigned, as a duly authorized officer of [Grizzly New Pubco], Inc., have signed this Amended & Restated Certificate of Incorporation on [●].

[Grizzly New Pubco], Inc.

Name: Title:

[Signature Page to Amended & Restated Certificate of Incorporation of [Grizzly New Pubco], Inc.]

ANNEX C

AMENDED & RESTATED

BYLAWS

OF

[GRIZZLY NEW PUBCO], INC.

ARTICLE I. CORPORATE OFFICES.

Section 1.1    Registered Office and Agent. The registered office of the corporation shall be at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of the registered agent of the corporation at such location is Corporation Service Company.

Section 1.2    Other Offices. The board of directors may at any time establish other offices at any place or places, either within or outside of the State of Delaware, where the corporation is qualified to do business.

ARTICLE II. MEETINGS OF STOCKHOLDERS.

Section 2.1    Place of Meetings. Meetings of stockholders shall be held at any place designated by the board of directors (a) within or outside the State of Delaware, or (b) by means of remote communication (a “Virtual Meeting”), as provided under Section 211 of the Delaware General Corporation Law (“DGCL”).

Section 2.2    Annual Meetings. The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors. At the meeting, directors shall be elected and any other proper business may be transacted.

Section 2.3    Special Meetings. Except as otherwise required by law, special meetings of the stockholders may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office or upon the written request of holders of not less than 35% of the voting power of the outstanding stock entitled to vote at the meeting; provided that the board of directors shall determine the time and place of any special meeting requested by stockholders, which shall be held not less than 45 nor more than 120 days after the date of the receipt of such request. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the corporation, unless otherwise required by law, and nominations of persons for election to the board of directors or the proposal of other business submitted by stockholders shall satisfy the information requirements set forth in Section 2.12.

Section 2.4    Notice of Stockholders’ Meetings. All notices of meetings of stockholders shall be in the form of a writing or electronic transmission and shall be sent or otherwise given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting in accordance with Section 2.5. of these amended and restated bylaws (“bylaws”) not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

Section 2.5    Manner of Giving Notice; Affidavit of Notice. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation, or if electronically transmitted as provided in Section 8.1. of these bylaws. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.6    Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.7    Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.8    Conduct of Business. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such matters as the regulation of the manner of voting and the conduct of business.

Section 2.9    Voting. Unless otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections of directors shall be determined by a plurality of the votes cast (with stockholders not permitted to vote against a nominee), and except as otherwise required by law, the certificate of incorporation or these bylaws, all other matters shall be determined by a majority of the votes cast (excluding abstentions and broker non-votes). Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by an inspector of election unless so determined by the holders of the shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person at such meeting.

Section 2.10    Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation, or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need to be specified in any written waiver of notice, or any waiver by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

Section 2.11    Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the board of directors does not so fix a record date:

(a)    the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)    the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation; and

(c)    the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 2.12    Nominations and Proposals for Annual Meetings of Stockholders.

(a)    Nominations of persons for election to the board of directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the corporation’s notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of the corporation who (A) was a stockholder of record at the time of giving of the notice provided for in this Section and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in this Section. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the corporation’s notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the corporation entitled to vote without further requirement of nomination, motion, or second.

(b)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, the stockholder making such nominations or proposing such other business must have given timely notice in writing to the secretary of the corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (x) the 90th day prior to the scheduled date of such annual meeting or (y) the 10th day following the day on which the public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. To be in proper form, a stockholder’s notice to the secretary must:

(1)    set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, if any, (B) the class or series and number of shares of the corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner as of the date of such notice, including all shares as to which such stockholder or beneficial owner has a right to acquire beneficial ownership at any time in the future (which information shall be supplemented by such stockholder and beneficial owner not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (D) a representation that such stockholder or beneficial owner shall appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to propose the business that is specified in the notice; (E) a representation as to whether such stockholder or beneficial owner intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the corporation’s voting shares to elect such nominee or nominees or to carry such proposal; (F) to the extent known by such stockholder or beneficial owner, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by such stockholder or beneficial owner during the previous 12-month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions. “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any person or any of its affiliates or associates, whether record or beneficial, the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation; that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation; the effect or intent of which is to mitigate loss, manage risk or benefit from changes in value or price with respect to any securities of the corporation; or that provides the right to vote or increase or decrease the voting power of, such person, or any of its affiliates or associates, directly or indirectly, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation or similar right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such person in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such person is, directly or indirectly, a general partner or managing member.

(2)    if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting (including the text of any proposal or resolution), the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business (including any anticipated benefit), and (B) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(3)    set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert with such stockholder or beneficial owner, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any Affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(4)    with respect to each nominee for election or reelection to the board of directors, include the completed and signed questionnaire, representation, and agreement required by paragraph (d) below. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(c)    Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the board of directors of the corporation at an annual meeting is increased, whether by increase in the size of the board of directors, or by any vacancy in the board of directors to be filled at such annual meeting, and there is no public announcement by the corporation naming all of the nominees for directors or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d)    To be eligible to be a nominee for election or reelection as a director of the corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under paragraphs (b) and (c) above) to the secretary of the corporation at the principal executive offices of the corporation a completed, written and signed questionnaire (in the form customarily used by the corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary upon written request) and a written representation and agreement (in the form provided by the secretary upon written request) that such person:

(1)    is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the corporation or (B) any Voting Commitment that could limit or interfere with such persons’ ability to comply, if elected as a director of the corporation, with such person’s fiduciary duties under applicable law;

(2)    is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; and

(3)    in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the corporation.

Notwithstanding the foregoing provisions of this Section, a stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section. This Section shall be the exclusive means for a stockholder to make nominations and submit other business at a meeting; provided that nothing in this Section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision thereof) and, to the extent required by such rule, have such proposals considered and voted on at an annual meeting. Except as otherwise required by applicable law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in the bylaws and, if any proposed nomination or business is not in compliance with the bylaws, to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, or that such business shall not be transacted, notwithstanding that proxies in respect of such nomination or such business may have been solicited or received.

Section 2.13    List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting (i) during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) in the sole determination of the corporation, by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting. If the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is only available to the stockholders. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.14    Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

Section 2.15    Action Without A Meeting. Unless otherwise provided in the certificate of incorporation, any action required by this article to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the corporation in accordance with the DGCL. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by enough holders to take action are delivered to the corporation in the manner prescribed in this Section. Electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed, and dated for purposes of this Section to the extent permitted by law. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile, or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III. DIRECTORS.

Section 3.1    Powers. Subject to the provisions of the DGCL and any limitation in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 3.2    Number of Directors. The board of directors shall consist of one or more members, the number to be determined from time to time by resolution of the board of directors.

Section 3.3    Election, Qualification, and Term of Office of Directors. Directors need not be stockholders. Each director, including a director elected to fill a vacancy, shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. The board of directors is authorized to assign members of the board of directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following such initial classification of the board of directors, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification of the board of directors, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification of the board of directors, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. No stockholder entitled to vote at an election for directors may cumulate votes.

Section 3.4    Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the attention of the secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a)    Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

(b)    Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, the term of office, filling of vacancies, removal from office and other features of such directorships shall be governed by the terms of such series.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer of the corporation may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election. In the event of a vacancy in the board of directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full board of directors until such vacancy is filled.

Section 3.5    Place of Meetings. The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone, video, or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.6    Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 3.7    Special Meetings. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the secretary or any two (2) directors. Notice of the time and place of special meetings shall be: delivered personally by hand, by courier or by telephone; sent by United States first-class mail, postage prepaid; or sent by electronic mail, in each case directed to each director at that director’s address, telephone number, or electronic mail address, as the case may be, as shown on the corporation’s records. If the notice is delivered personally by hand, by courier or by telephone, or sent by electronic mail, it shall be delivered or sent at least 48 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation’s principal executive office) nor the purpose of the meeting.

Section 3.8    Quorum. At all meetings of the board of directors, a majority of the authorized number of directors then in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 3.9    Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation, or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor other purpose of, any regular or special meeting of the directors, or a committee of directors, need to be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

Section 3.10    Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission.

Section 3.11    Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3.12    Removal of Directors. Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed as provided in Section 141(k) of the DGCL as in effect on the date of adoption of these bylaws. At least 30 days prior to any meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal shall be sent to the director whose removal will be considered at the meeting. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV. COMMITTEES.

Section 4.1    Committees of Directors. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation; but no such committee shall have the power or authority to (i) approve or adopt any action or matter the DGCL expressly requires be submitted to the stockholders for approval, or (ii) adopt, amend, or repeal the bylaws.

Section 4.2    Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 4.3    Meetings and Action of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the governance of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V. OFFICERS.

Section 5.1    Officers. The officers of the corporation shall be a chief executive officer, a chief financial officer and a secretary and such other officers (including without limitation, a chairperson of the board, president, vice presidents, assistant secretaries and a treasurer) as the board from time to time may determine. Any number of offices may be held by the same person.

Section 5.2    Appointment of Officers. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3. or 5.5. of these bylaws, shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

Section 5.3    Subordinate Officers. The board of directors may appoint, or empower the chief executive officer to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 5.4    Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors. Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5.5    Vacancies in Offices. Any vacancy occurring in any office of the corporation shall be filled by the board of directors or by any officer upon whom such power may be conferred by the board of directors.

Section 5.6    Chairperson of the Board. The chairperson of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and of the stockholders at which such person shall be present, and exercise and perform such other powers and duties as may from time to time be assigned to such person by the board of directors or as may be prescribed by these bylaws. If there is no chief executive officer, then the chairperson of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7. of these bylaws.

Section 5.7    Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairperson of the board, if there be such an officer, the chief executive officer shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. Such person shall, if present, preside at all meetings of the stockholders and, in the absence or nonexistence of a chairperson of the board, at all meetings of the board of directors. Such person shall have the general powers and duties of management usually vested in the office of the chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

Section 5.8    Chief Financial Officer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

Section 5.9    Vice Presidents. In the absence or disability of the chief executive officer, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the chief executive officer and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the chief executive officer or the chairperson of the board.

Section 5.10    Secretary. The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors’ meetings or committee meetings, the number of shares present or represented at stockholders’ meetings, and the proceedings thereof. The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation’s transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws.

Section 5.11    Representation of Shares of Other Corporations. The chairperson of the board, the chief financial officer, any vice president, the chief financial officer, the secretary, or any other person authorized by the board of directors or the chief executive officer or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.12    Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE VI. INDEMNITY.

Section 6.1    Indemnification. Subject to the provisions of this Article, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or executive officer of the corporation entitled to indemnification under the DGCL, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The corporation shall be required to indemnify a person in connection with an action, suit, or proceeding initiated by such person only if the action, suit, or proceeding was authorized by the board of directors of the corporation.

Section 6.2    Limitation on Indemnification. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding any other provision of this, no person shall be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

Section 6.3    Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 6.1 or 6.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 6.4    Determination of Conduct. Any indemnification under Sections 6.1 or 6.2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 6.1 or 6.2, as applicable. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee, or agent of the corporation shall be entitled to contest any determination that the director, officer, employee, or agent has not met the applicable standard of conduct set forth in Sections 6.1 or 6.2 by petitioning a court of competent jurisdiction.

Section 6.5    Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit, or proceeding, by an individual who may be entitled to indemnification pursuant to Section 6.1 or 6.2, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article VI.

Section 6.6    Indemnity Not Exclusive. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 6.7    Insurance Indemnification. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this Article.

Section 6.8    The Corporation. For purposes of this Article, references to the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors and officers, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under and subject to the provisions of this Article with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 6.9    Employee Benefit Plans. For purposes of this Article, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article.

Section 6.10    Indemnification of Other Persons. The provisions of this Article shall not be deemed to preclude the indemnification of any person who is not a director or officer of the corporation or is not serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, but whom the corporation has the power or obligation to indemnify under the DGCL or otherwise. The corporation may, in its sole discretion, indemnify an employee, trustee, or other agent as permitted by the DGCL. The corporation shall indemnify an employee, trustee, or other agent where required by law.

Section 6.11    Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 6.12    Conflicts. No indemnification or advance shall be made under this Article, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)    That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)    That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII. RECORDS AND REPORTS.

The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent in the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

ARTICLE VIII. NOTICE BY ELECTRONIC TRANSMISSION.

Section 8.1    Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation, or the bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. A corporation may give a notice by electronic mail without obtaining the consent noted herein. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the corporation. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that: the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation; and such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice. However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(1)    by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(2)    if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(3)    if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(4)    if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 8.2    Definition of Electronic Transmission. An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.3    Inapplicability. Notice by a form of electronic transmission shall not apply when prohibited by the DGCL.

ARTICLE IX. GENERAL MATTERS.

Section 9.1    Checks. From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidence of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

Section 9.2    Execution of Corporate Contracts and Instruments. The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 9.3    Stock Certificates. Shares of the corporation’s stock may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation’s stock shall be signed in the name of the corporation by the chairperson of the board or vice chairperson of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the stockholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 9.4    Special Designation on Certificates. If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 9.5    Lost Certificates. Except as provided in this Section 9.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 9.6    Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

Section 9.7    Dividends. The directors of the corporation, subject to any restrictions contained in (i) the DGCL or (ii) the corporation’s certificate of incorporation, may declare and pay dividends upon the shares of its capital stock at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock. Before payment of any dividend, the directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may modify or abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Section 9.8    Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

Section 9.9    Transfer of Stock Certificates. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

Section 9.10    Stock Transfer Agreements. The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 9.11    Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 9.12    Conflicts with Certificate of Incorporation. In the event of any conflict between the provisions of the corporation’s certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE X. AMENDMENTS.

Section 10.1    Amendment by Directors. Except as provided otherwise by law, these bylaws may be amended or repealed by the board of directors by the affirmative vote of a majority of the directors then in office.

Section 10.2    Amendment by Stockholders. These bylaws may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of a majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE XI. EXCLUSIVE FORUM.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of, or claim based on, breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee of the corporation to the corporation or the corporation’s stockholders (including a beneficial owner of stock), (iii) any action asserting a claim against the corporation arising pursuant to any provision of the DGCL, the corporation’s certificate of incorporation or these bylaws, or (iv) any action to interpret, apply, enforce or determine the validity of the corporation’s certificate of incorporation or bylaws, or (v) any action asserting a claim against the corporation governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article.

Adopted:                     , 20

ANNEX D

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [    ], is made and entered into by and among Grizzly New Pubco, Inc., a Delaware corporation (the “Company”), DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the members of the Sponsor identified on the signature pages hereto, and the shareholders of Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), identified on the signature page hereto under “Holders” (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, SPAC and the Sponsor entered into that certain Securities Subscription Agreement, dated as of May 12, 2021, pursuant to which the Sponsor purchased an aggregate of 5,750,000 shares (the “Founder Shares”) of SPAC’s Class B common stock, par value $0.0001 per share;

WHEREAS, SPAC and the Sponsor entered into that certain Private Placement Warrants Purchase Agreement, dated as of September 1, 2021, pursuant to which the Sponsor purchased 11,200,000 private placement warrants (the “Warrants”), with each Warrant being exercisable for one share of SPAC’s Class A common stock at an exercise price of $11.50 per share;

WHEREAS, on September 1, 2021, SPAC and the Sponsor entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which SPAC granted the Sponsor certain registration rights with respect to certain securities of the Company;

WHEREAS, on September             , 2022, CDH, the Company, SPAC, and Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company (“Merger Sub”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the parties to the Merger Agreement will undertake the transactions described therein (the “Business Combination”);

WHEREAS, prior to the consummation of the Business Combination the shareholders of CDH shall contribute all of the issued and outstanding shares of Company Common Stock (as defined in the Merger Agreement) to a newly forward Delaware corporation (“Newco”), in exchange for shares of Newco Common Stock (as defined in the Merger Agreement);

WHEREAS, in connection with the consummation of the Business Combination (i) Merger Sub will merge with and into SPAC, with SPAC continuing as the Surviving Corporation (as defined in the Merger Agreement) and a direct, wholly-owned subsidiary of New Pubco, (ii) Newco will merge with and into New Pubco, with New Pubco continuing as the Surviving Entity (as defined in the Merger Agreement) and (iii) CDH shall become a wholly-owned subsidiary of New Pubco;

WHEREAS, after the closing of the Business Combination, the Holders will own shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and the Warrants will become warrants of the Company, each such Warrant entitling the holder to purchase one share of Common Stock at an exercise price of $11.50 per share; and

WHEREAS, the Company, SPAC and the Sponsor desire to terminate the Existing Registration Rights Agreement and enter into this Agreement with the Holders, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given in subsection 2.3.1.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall mean, where applicable (i) the Sponsor or a single assignee of the Sponsor (the “Sponsor Assignee”) designated by the Sponsor in connection with the dissolution and winding-up of the Sponsor, or (ii) a Holder or group of Holders that together elects to dispose of Registrable Securities having at least 50% of the Registrable Securities then outstanding, other than the aggregate Registrable Securities held by the Sponsor or its Permitted Transferees (as defined in that certain Lockup Agreement, dated an even date herewith, by and among SPAC, Sponsor and the shareholders of CDH), at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Financial Counterparty” shall have meaning given in subsection 2.3.1.

“Form S-1” shall have the meaning given in subsection 2.1.1(a).

“Form S-3” shall have the meaning given in subsection 2.1.1(b).

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or necessary to make the statements therein not misleading, or an untrue statement of a material fact or an omission to state a material fact necessary to make the statements in a Prospectus, in the light of the circumstances under which they were made, not misleading.

“Other Coordinated Offering” shall have the meaning given in subsection 2.3.1.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the shares of Common Stock issued or issuable upon the conversion of the Founder Shares, (b) the Warrants (including any shares of Common Stock issued or issuable upon the exercise of the Warrants), (c) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder, and (d) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement being declared by, or becoming effective pursuant to the rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, Block Trade or Other Coordinated Offering, including, without limitation, the following:

(a)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any securities exchange on which the Common Stock is then listed);

(b)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)    printing, messenger, telephone and delivery expenses;

(d)    reasonable fees and disbursements of counsel for the Company;

(e)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f)    reasonable fees and expenses of one (1) legal counsel selected by (i) the majority-in-interest of Registrable Securities held by the Demanding Holders, initiating an Underwritten Demand to be registered for offer and sale in the applicable Underwritten Offering or (ii) the Sponsor in the event the Demanding Holding is the Sponsor; provided, in each case, that such fees and expenses do not exceed $100,000.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1(b).

“Sponsor” shall have the meaning given in the Preamble hereto.

“Suspension Event” shall have the meaning given in Section 3.4.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrants” shall have the meaning given in the Recitals hereto.

ARTICLE II

REGISTRATIONS

Section 2.1    Registration.

2.1.1    Shelf Registration. (a) The Company agrees that, within thirty (30) days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time pursuant to Rule 415(a)(1)(i) on a Registration Statement on Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”). The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

(b)    The Company agrees that, as soon as reasonably practicable after the Company is eligible to register Registrable Securities on Form S-3 or any similar short-form registration statement that may be available at such time (“Form S-3”) (but in any event not less than thirty (30) days thereafter), the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities (the “Shelf Registration”) and shall not be required to maintain the Form S-1 registration filed pursuant to subsection 2.1.1(a) following the effectiveness of such Shelf Registration. The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

2.1.2    Effective Registration. Notwithstanding the provisions of subsection 2.1.1 of this Agreement or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by, or become effective pursuant to rules promulgated by, the Commission. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (x) as shall be selected by the Company and (y) as shall permit the resale of the applicable Registrable Securities by the Holders.

2.1.3    Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.3 of this Agreement, at any time after the three hundred seventy-fifth (375th) day following consummation of the Business Combination (or such earlier time in the event that the demand is with respect to greater than 65% of the Registrable Securities and the Company has obtained the prior written consent of the Sponsor), any Demanding Holder may make a written demand to the Company for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 of this Agreement or a new Registration Statement if such Demanding Holders’ Registrable Securities are not then registered by a Registration Statement filed with the Commission in accordance with subsection 2.1.1 or permitted to be offered in an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 (an “Underwritten Demand”). The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within two (2) business days (one (1) business day if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, (x) for all Demanding Holders other than the Sponsor, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings in total, and no more than two (2) Underwritten Offerings within any twelve (12)-month period pursuant to this subsection 2.1.3 or within six (6) months after the closing of an Underwritten Offering and (y) for a Demanding Holder who is the Sponsor, the Company shall only be obligated to effect one (1) Underwritten Offering. Notwithstanding the foregoing, the Company is not required to effect an Underwritten Demand hereunder unless the aggregate net proceeds (net of underwriting fees and commissions) to the Holders from the sale of the Registrable Securities included in such request are reasonably expected to exceed $25,000,000 or such request includes all Registrable Securities owned by the Requesting Holders at such time.

2.1.4    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which an Underwritten Offering has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.5    Registration Withdrawal. The Demanding Holders initiating an Underwritten Offering pursuant to subsection 2.1.3 of this Agreement shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification to the Company of their intention to withdraw from such Underwritten Offering prior to the launch of such Underwritten Offering or, if applicable, the effectiveness of the Registration Statement filed with the Commission with respect to the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal under this subsection 2.1.5.

Section 2.2    Piggyback Registration.

2.2.1    Piggyback Rights. If the Company proposes to (a) file a Registration Statement under the Securities Act with respect to an offering of equity securities of the Company, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities of the Company, for its own account or for the account of stockholders of the Company (or by the Company and the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, or (b) consummate an Underwritten Offering for its own account or for the account of stockholders of the Company, then the Company shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement, not less than ten (10) days before the anticipated filing date of such Registration Statement), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) business days in the case of filing a Registration Statement and two (2) business days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) business day), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the equity securities of the Company that the Company desires to sell, taken together with (a) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which Registration or Underwritten Offering has been requested pursuant to Section 2.2 hereof, and (c) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)    If the Registration or Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Registration or Underwritten Offering (A) first, the Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; or

(b)    If the Registration or Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or Underwritten Offering (A) first, the Common Stock or other equity securities of the Company, if any, of such requesting persons or entities and the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 of this Agreement, Pro Rata based on the respective number of Registrable Securities, Common Stock or other equity securities that each requesting persons, entities and Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities, Common Stock or other equity securities that such persons, entities and Holders have requested be included in such Underwritten Offering; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to, as applicable, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

Section 2.3    Block Trades; Other Coordinated Offerings.

2.3.1    Block Trade and Other Coordinated Offering Rights. Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement pursuant to Section 2.1 or subsequent Shelf Registration Statement is on file with the Commission, but no more than twice in any twelve (12)-month period, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed, in the aggregate, $10 million or (y) for all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least ten (10) days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.3.2    Block Trade or Other Coordinated Offering Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to withdraw from such Block Trade or Other Coordinated Offering for any or no reason whatsoever upon written notification to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.3.2.

2.3.3    Piggyback Registration. Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to Section 2.3 of this Agreement.

2.3.4    Underwriters and Financial Counterparty. The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

Section 2.4    Restrictions on Registration Rights. If (a) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (b) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board that such Underwritten Offering would be materially detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be materially detrimental to the Company for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

ARTICLE III

COMPANY PROCEDURES

Section 3.1    General Procedures. The Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1    prepare and file with the Commission, within the time frame required by subsection 2.1.1, a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Demanding Holders or any Underwriter or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4    prior to any Registration of Registrable Securities, use its reasonable best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such

Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act;

3.1.10    subject to the provisions of this Agreement, notify the Holders of the happening of any event as a result of which a Misstatement exists, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.11    permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to review and comment on, at each such person’s own expense, the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12    obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13    on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such placement agent, sales agent or Underwriter;

3.1.14    in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.15    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16    use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental fees and selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, placement agent fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3    Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4    Suspension of Sales. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to (a) delay or postpone the (i) initial effectiveness of any Registration Statement or (ii) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (b) from time to time to require the Holders not to sell under any Registration Statement or Prospectus or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the applicable Registration Statement or Prospectus of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement or Prospectus would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement or Prospectus to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two occasions, for more than ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of a Suspension Event while a Registration Statement filed pursuant to this Agreement is effective or if as a result of a Suspension Event a Misstatement exists, each Holder agrees that (i) it will immediately discontinue offers and sales of Registrable Securities under each Registration Statement filed pursuant to this Agreement until the Holder receives copies of a supplemental or amended Prospectus (which the Company agrees to promptly prepare) that corrects the relevant misstatements or omissions and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (ii) it will maintain the confidentiality of information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the Holders will deliver to the Company or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

Section 3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions, until such time as such Holder is eligible to sell such securities under Rule 144 without limitation.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3    Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5    If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

Section 5.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, Email: benb@consumerdirectcare.com, Attention: Chief Executive Officer, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

Section 5.2    Assignment; No Third Party Beneficiaries.

5.2.1    Except as described in Section 5.2.4 below, this Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by any party hereto in whole or in part.

5.2.2    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3    This Agreement shall not confer any rights or benefits of any persons that are not parties hereto or do not hereafter become a party to this Agreement pursuant to Section 5.2.2 or Section 5.2.4 of this Agreement.

5.2.4    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice provided in accordance with Section 5.1 of this Agreement and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement substantially in the form of Exhibit A hereto). Notwithstanding the foregoing, the rights afforded to a Demanding Holder may not be assigned other than to a single assignee of such Demanding Holder in connection with the dissolution or winding up of such Demanding Holder. Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Section 5.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

Section 5.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

Section 5.5    Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Section 5.6    Other Registration Rights. The Company represents and warrants that no person, other than (a) a Holder of Registrable Securities and (b) the holders of the Company’s warrants pursuant to that certain Warrant Agreement, dated as of September 1, 2021, by and between the Company and Continental Stock Transfer & Trust Company, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Section 5.7    Term. This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article V shall survive any termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

GRIZZLY NEW PUBCO, INC., a Delaware corporation

By:
	Name:	[ ]
	Title:	[ ]

DTRT HEALTH ACQUISITION CORP., a Delaware corporation

By:
	Name:	[ ]
	Title:	[ ]

DTRT HEALTH SPONSOR LLC, a Delaware limited liability company

By:
	Name:	[ ]
	Title:	[ ]

Signature Page to

Registration Rights Agreement

HOLDERS:

William F. Woody

Greer C. Woody

Bruce A. Kramer

Signature Page to

Registration Rights Agreement

Exhibit A

FORM OF JOINDER TO REGISTRATION RIGHTS AGREEMENT

[            ], 20

Reference is made to the Registration Rights Agreement, dated as of [●], by and among Grizzly New Pubco, Inc., a Delaware corporation (the “Company”), DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), DTRT Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the members of the Sponsor identified on the signature pages thereto, and the shareholders of Consumer Direct Holdings, Inc., a Montana corporation (“CDH”), identified on the signature page thereto (as amended from time to time, the “Registration Rights Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

The Company and the undersigned holder of the equity interests of the Company (each, a “New Stockholder Party”) agrees that this Joinder to the Registration Rights Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

The undersigned New Stockholder Party hereby agrees to and does become party to the Registration Rights Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Registration Rights Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Registration Rights Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

[NEW STOCKHOLDER PARTY]

By:
Name:
Title

GRIZZLY NEW PUBCO, INC.

By:
Name:
Title:

ANNEX E

SPONSOR AGREEMENT

THIS SPONSOR AGREEMENT (this “Agreement”), dated as of September 28, 2022, is made by and among DTRT Health Sponsor LLC, a Delaware limited liability company (“Sponsor”), DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), Grizzly New Pubco, Inc., a Delaware corporation and direct, wholly-owned subsidiary of SPAC (“Pubco”), and Consumer Direct Holdings, Inc., a Montana corporation (the “Company”). Sponsor, SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Pubco, Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Pubco, and the Company, are entering into an Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”), a copy of which has been made available to Sponsor;

WHEREAS, as of the date hereof, Sponsor is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 5,750,000 shares of SPAC Class B Common Stock and 11,200,000 SPAC Warrants, all of which are SPAC Private Placement Warrants;

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement concurrently therewith, pursuant to which, among other things, Sponsor will agree to (a) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and (b) waive any adjustment to the conversion ratio set forth in the SPAC Organizational Documents with respect to the SPAC Class B Common Stock related to the issuance of New Pubco Common Stock; and

WHEREAS, as a condition to Pubco’s, SPAC’s and the Company’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for Pubco, SPAC and the Company to enter into the Merger Agreement, the Sponsor has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.    Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor agrees not to, directly or indirectly, take any action that would violate Section 8.03(b) (Exclusivity) of the Merger Agreement as if Sponsor was deemed an original signatory to the Merger Agreement with respect to such provisions. Sponsor agrees not to, directly or indirectly, take any action that would violate Section 8.05(b) (Confidentiality; Publicity) of the Merger Agreement as if Sponsor was deemed an original signatory to the Merger Agreement with respect to such provisions. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a stockholder of the SPAC, and (b) nothing herein will be construed to limit or affect any action or inaction by a designee of Sponsor serving as a member of the board of directors of the SPAC or Pubco acting in such person’s capacity as a director, officer, employee or fiduciary of the SPAC or Pubco.

2.    Registration Rights Agreement. At the Closing, Sponsor shall deliver to the Company a duly executed copy of the Registration Rights Agreement.

3.    Agreement to Vote. Sponsor hereby irrevocably and unconditionally agrees that from the date hereof until the earlier of (a) the Closing, and (b) the valid termination of the Merger Agreement in accordance with Article X thereof or the termination of this Agreement, (i) to vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the stockholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of SPAC is sought (and appear at any such meeting, in person or by proxy, or otherwise cause all of such holder’s Subject SPAC Equity Securities to be counted as present thereat for purposes of establishing a quorum), all of Sponsor’s SPAC Common Stock and SPAC Warrants (together with any other Equity Securities of SPAC that Sponsor holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject SPAC Equity Securities”), regardless of whether or not the Mergers or any other transaction contemplated by the Merger Agreement or any the following actions is recommended by the SPAC Board, (A) in favor of the SPAC Stockholder Matters (including, for the avoidance of doubt, any proposal to adjourn or postpone the applicable stockholder meeting to a later date if there are not sufficient votes for the approval of the SPAC Stockholder Matters) and any other matters necessary or reasonably requested by the Company for the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, (B) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Merger Agreement and the Transactions) or any Alternate Business Combination Proposal or any proposal relating to an Alternate Business Combination Proposal, (C) against any proposal in opposition to the approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement or the Transactions, (D) against any change in the business of SPAC or the SPAC Board (other than in connection with the SPAC Stockholder Matters), and (E) against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Transactions, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Pubco or any SPAC Party under the Merger Agreement, (3) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, SPAC, (ii) not to redeem, elect to redeem or tender or submit any of its Subject SPAC Equity Securities for redemption in connection with the Merger Agreement or the Transactions, (iii) not to commit or agree to take any action inconsistent with the foregoing, (iv) to comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of September 1, 2021, by and among SPAC, its officers, its directors and Sponsor (the “Voting Letter Agreement”), including the obligations of Sponsor pursuant to Section 2 therein not to redeem any shares of SPAC Common Stock owned by Sponsor in connection with the Transactions, (v) not to modify or amend any Contract between or among Sponsor and any Affiliate of Sponsor (other than SPAC or any of its Subsidiaries), on the one hand, and SPAC or any of SPAC’s Subsidiaries, on the other hand, related to the Transactions, including, for the avoidance of doubt, the Voting Letter Agreement, or as contemplated by the Merger Agreement, (vi) to comply with the transfer restrictions set forth in the Voting Letter Agreement irrespective of any release or waiver thereof, as if such transfer restrictions remain in effect until the valid termination of the Merger Agreement in accordance with Article X thereof or the termination of this Agreement (regardless of any earlier termination of such transfer restrictions set forth in the Voting Letter Agreement), and (vii) if SPAC seeks to consummate an Alternate Business Combination Proposal by engaging in a tender offer, not to sell or tender any Subject SPAC Equity Securities in connection therewith.

4.    No Transfer. Sponsor agrees that it shall not, directly or indirectly, during the period commencing on the date hereof and ending on the earlier of (x) the termination of the Merger Agreement in accordance with its terms or (y) the approval of the SPAC Stockholder Matters at the Special Meeting, (i) sell, assign, transfer (including by operation of Law), gift, pledge, dispose of or otherwise encumber any of the Subject SPAC Equity Securities or otherwise agree to do any of the foregoing, (ii) deposit any Subject SPAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject SPAC Equity Securities. Notwithstanding the foregoing, the Sponsor may transfer the Subject SPAC Equity Securities (a) to the SPAC’s officers or directors, any Affiliate or immediate family member of any of the SPAC’s officers or directors, any Affiliate of the Sponsor or to any members of the Sponsor or any of their Affiliates; (b) in the case of an individual, by gift to an immediate family member or to a trust, the beneficiary of which is such individual’s immediate family member, an Affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; or (e) by private sales or transfers made in connection with any backstop arrangements, non-redemption agreements, or other financing arrangements made with the primary intent to help satisfy the conditions set for in Article IX of the Merger Agreement; provided that in the case of clauses (a) through (e), these permitted transferees must enter into a written agreement with SPAC and the Company agreeing to be bound by the terms of this Agreement applicable to Sponsor.

5.    Adjustments. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of SPAC affecting Sponsor’s Subject SPAC Equity Securities, the terms of this Agreement shall apply to the resulting securities to the same extent as if such securities constituted the Subject SPAC Equity Securities owned by Sponsor as of the date hereof.

6.    Waiver of Anti-dilution Protection. Sponsor hereby irrevocably and unconditionally (a) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that Sponsor may have with respect to the Subject SPAC Equity Securities, subject to and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the SPAC Organizational Documents and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections with respect to the rate that the SPAC Class B Common Stock held by it converts into SPAC Class A Common Stock pursuant to Section 4.3(b) of SPAC’s Amended and Restated Certificate of Incorporation or any other adjustment or anti-dilution protections that arise in connection with the issuance of SPAC Class A Common Stock.

7.    Representations and Warranties. Sponsor represents and warrants to SPAC and the Company as follows:

(a)    Sponsor is duly organized and is validly existing as a limited liability company in good standing under the Laws of Delaware and has the requisite limited liability company power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. Sponsor is, and at all times has been, in compliance in all material respects with all its Organizational Documents. Any failure by Sponsor to be duly licensed or qualified or in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to materially impair Sponsor’s ability to perform its obligations hereunder.

(b)    Sponsor has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the manager of Sponsor and no other corporate or equivalent proceeding on the part of Sponsor is necessary to authorize this Agreement or Sponsor’s performance hereunder. This Agreement has been duly and validly executed and delivered by Sponsor and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Sponsor enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(c)    Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good and marketable title to, all of Sponsor’s shares of SPAC Common Stock and all of Sponsor’s SPAC Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of SPAC Common Stock or SPAC Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of SPAC Common Stock or SPAC Warrants, other than Liens pursuant to (i) this Agreement, (ii) the SPAC Organizational Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. As of the date hereof, the Sponsor is the holder of record and the beneficial owner of 5,750,000 shares of SPAC Class B Common Stock and 11,200,000 SPAC Warrants, all of which are SPAC Private Placement Warrants, and such shares of SPAC Common Stock and SPAC Warrants are the only equity securities in SPAC owned of record or beneficially by Sponsor on the date of this Agreement. Other than the SPAC Warrants, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

(d)    Sponsor has full voting power with respect to all of the Subject SPAC Equity Securities and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all Subject SPAC Equity Securities. None of the Subject SPAC Equity Securities are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of the Subject SPAC Equity Securities, except for the SPAC Organizational Documents and the Voting Letter Agreement.

(e)    The execution, delivery and performance by Sponsor of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene or conflict with the Organizational Documents of Sponsor, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to Sponsor or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of its assets or properties may be bound or affected, or (d) result in the creation or imposition of any Lien upon any asset, property or Equity Security of Sponsor, including the Subject SPAC Equity Securities, except in the case of each of clauses (b) through (d) as would not reasonably be expected to materially impair Sponsor’s ability to perform its obligations hereunder.

(f)    There are no Actions pending against Sponsor or, to Sponsor’s knowledge, threatened against Sponsor or any of its properties, rights or assets which in any manner challenges or seeks to prevent, enjoin or materially delay or impair the performance by Sponsor of its obligations under this Agreement.

(g)    Except as described on Schedule 5.08 to the Merger Agreement, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Sponsor, for which SPAC, Pubco or DTRT Merger Sub may become liable.

(h)    Except as set forth in the SPAC’s final prospectus, dated as of September 1, 2021 and filed with the SEC (File No. 333-258742) on September 3, 2021 and subsequently filed Schedule 13Gs, neither Sponsor nor, to the knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with SPAC or its Subsidiaries.

(i)    Sponsor understands and acknowledges that each of SPAC and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution, delivery and performance of this Agreement.

8.    Indemnification.

(a)    For a period of six (6) years after the Closing Date, Pubco will indemnify, exonerate and hold harmless the Sponsor and its officers, directors, managers, members, employees, in each case solely in the event such Person(s) and either SPAC or one or more of SPAC’s directors and officers are named, and continuously maintained, as defendants in a Third Party Claim (as defined below) (the “Sponsor Indemnified Parties”) from and against all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (“Indemnified Liabilities”) incurred by the Sponsor Indemnified Parties, on or after the date of this Agreement, arising out of any third party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim relating to the transactions contemplated by the Merger Agreement which names a Sponsor Indemnified Party as a defendant (or co-defendant) arising from the Sponsor’s control of or ability to influence the business decisions of Pubco (including, but not limited to, the ability to appoint or nominate directors of Pubco) (a “Third Party Claim”); provided, that the foregoing shall not apply to (i) any Indemnified Liabilities to the extent arising out of any breach by the Sponsor of this Agreement or any other agreement between the Sponsor, on the one hand, and Pubco or any of its Subsidiaries, on the other hand, (ii) the willful misconduct, gross negligence or fraud of such Sponsor Indemnified Party or (iii) actions (or omissions) that cannot be indemnified if taken (or omitted) by a director of Pubco in accordance with Pubco’s charter documents or applicable law.

(b)    Promptly after a Sponsor Indemnified Party believes that it has a claim for any Indemnified Liabilities, such Sponsor Indemnified Party shall notify Pubco and specify in such notice, in reasonable detail, the nature of the claim and an estimated computation of Indemnified Liabilities, as well as other material documents in possession of such Sponsor Indemnified Party with respect to such claim, provided, that any failure or delay by such Sponsor Indemnified Party to notify Pubco shall not relieve Pubco from its obligations hereunder (except to the extent that Pubco has been actually and materially prejudiced by such failure to promptly notify). Pubco shall have full control of the defense of any claim with respect to the Indemnified Liabilities, including any compromise or settlement thereof, unless in such Sponsor Indemnified Party’s reasonable judgment a conflict of interest between such Sponsor Indemnified Party and Pubco may exist with respect to such claim or there may be reasonable defenses available to the Sponsor Indemnified Party that are different from or additional to those available to Pubco (in which case, Pubco shall permit such Sponsor Indemnified Party to assume the control of the defense of any such claim and to employ separate counsel to represent it in any such claim) ; provided, that Pubco shall not consent to the entry of any order or enter into any settlement agreement without the prior written consent of such Sponsor Indemnified Party; provided, further, that such consent shall not be required if such order or settlement agreement contains a full and final release by the third party asserting the claim to such Sponsor Indemnified Party, and such order or settlement agreement does not contain any criminal liability or admission of guilt or impose any other non-monetary injunctive or equitable relief against such Sponsor Indemnified Party. Such Sponsor Indemnified Party shall cooperate in the defense or prosecution of such claim, including by retaining and providing to Pubco all records and information which are reasonably relevant to such claim, making employees available to provide additional information and explanation of any materials provided hereunder and executing any documents necessary in connection with any settlement or order entered into in compliance with this Section 8(b).

(c)    The Sponsor Indemnified Party shall have the right to employ separate counsel to represent it in any such claim with respect to Indemnified Liabilities and to participate in the defense thereof, and the fees and expenses of any such separate counsel shall be at the expense of the Sponsor Indemnified Party, unless such Sponsor Indemnified Party assumes the control of the defense of any such claims as permitted by Section 8(b), in which case Pubco will pay the fees and expenses of such separate counsel.

(d)    The Sponsor Indemnified Party shall use its commercially reasonable efforts to assist Pubco in seeking insurance recoveries first in respect of any Indemnified Liabilities.

9.    Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Second Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement except as provided in the next sentence. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for fraud, (ii) Sections 8 and 10 shall each survive the termination of this Agreement, and (iii) Sections 11 through 26 shall each survive the termination of this Agreement solely to the extent related to any surviving sections.

10.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a record holder and beneficial owner of the Subject SPAC Equity Securities and (b) nothing herein will be construed to limit or affect any action or inaction expressly permitted under the Merger Agreement by any representative of Sponsor in such representative’s capacity as a member of the board of directors (or other similar governing body) of any SPAC Party or as an officer, employee or fiduciary of any SPAC Party or an Affiliate of SPAC, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such SPAC Party.

11.    Further Assurances. From time to time, at the Company’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

12.    No Legal Action. Sponsor shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by Sponsor breaches any duty that Sponsor has (or may be alleged to have) to SPAC or to the other stockholders of SPAC; provided that the foregoing shall not limit or restrict in any manner the rights of SPAC under the Merger Agreement or of Sponsor to enforce the terms of this Agreement.

13.    Waiver. Any provision of this Agreement may be waived if the waiver is set forth in an instrument in writing signed by the Party against whom the waiver is to be effective. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

14.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day); provided that the notice or other communication is sent to the address or email address set forth in Section 11.02 of the Merger Agreement, and, if to a Sponsor, to Sponsor’s address or email address set forth on a signature page hereto, or to such other address or email address as a Party may hereafter specify for the purpose by notice to each other party hereto.

15.    Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 15 shall be null and void, ab initio.

16.    Post-Closing Directors. Sponsor acknowledges that, pursuant to the terms of the Merger Agreement, the Pre-Closing Holders, on the one hand, and Sponsor, on the other hand, each nominated certain individuals to serve on the New Pubco Board and agrees that it shall not take any action intended to remove or cause the removal of the individual(s) nominated by the Pre-Closing Holders during such the initial term of individual(s) as a director, unless such removal is approved by the Sponsor.

17.    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement. The Parties expressly agree that the Pre-Closing Holders are intended third party beneficiaries of Section 16.

18.    Expenses. All fees and expenses incurred by a Party in connection herewith shall be paid by such Party, whether or not the Mergers are consummated, except as expressly provided otherwise herein or in the Merger Agreement.

19.    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

20.    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.    Entire Agreement. This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist between the Parties except as expressly set forth or referenced in this Agreement.

22.    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement.

23.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

24.    Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 24. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

25.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations under this Agreement of or for any claim based on, arising out of, or related to this Agreement.

26.    Enforcement of the Agreement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) SPAC and the Company shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither of SPAC nor the Company, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 26, shall be required to provide any bond or other security in connection with any such injunction.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DTRT HEALTH SPONSOR LLC

By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	Manager

DTRT HEALTH ACQUISITION CORP.

By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	Executive Chairman and Chief Executive Officer

GRIZZLY NEW PUBCO, INC.

By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	President and Secretary

Signature Page to Sponsor Agreement

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

CONSUMER DIRECT HOLDINGS, INC.

By:	/s/ Ben Bledsoe
	Name:	Ben Bledsoe
	Title:	Chief Executive Officer

Signature Page to Sponsor Agreement

ANNEX F

GRIZZLY NEW PUBCO, INC.

[2022] OMNIBUS INCENTIVE PLAN

Section 1.    General

The purposes of the New Pubco, Inc. [2022] Omnibus Incentive Plan (the “Plan”) are to attract, retain and appropriately reward Employees, Directors, and Consultants in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interests of the Company’s stockholders. To accomplish such purposes, the Plan provides that the Company may grant (i) Options, (ii) Stock Appreciation Rights, (iii) Restricted Shares, (iv) Restricted Stock Units, (v) Performance-Based Awards (including performance-based Restricted Shares and Restricted Stock Units), (vi) Other Share-Based Awards, (vii) Other Cash-Based Awards or (viii) any combination of the foregoing.

Section 2.    Definitions

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)    “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 of the Plan.

(b)    “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” or “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(c)    “Automatic Exercise Date” means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable term of the Option pursuant to Section 7(k) or the Stock Appreciation Right pursuant to Section 8(h).

(d)    “Award” means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Performance-Based Award, Other Share-Based Award or Other Cash-Based Award granted under the Plan.

(e)    “Award Agreement” means a written agreement, contract or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan. Evidence of an Award may be in written or electronic form, may be limited to notation on the books and records of the Company and, with the approval of the Administrator, need not be signed by a representative of the Company or a Participant except as required under Section 9(b). Each Award Agreement shall be subject to the terms and conditions of the Plan.

(f)    “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g)    “Board” means the Board of Directors of the Company.

(h)    “Cause” shall have the meaning assigned to such term in any Company, Subsidiary or Affiliate unexpired employment, severance, or similar agreement or Award Agreement with a Participant, or if no such

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agreement exists or if such agreement does not define “Cause” (or a word of like import), Cause means (i) the Participant’s breach of fiduciary duty or duty of loyalty to the Company, (ii) the Participant’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude, (iii) the Participant’s failure, refusal or neglect to perform and discharge his or her duties and responsibilities on behalf of the Company or a Subsidiary of the Company (other than by reason of Disability) or to comply with any lawful directive of the Board or its designee, (iv) the Participant’s breach of any written policy of the Company or a Subsidiary or Affiliate thereof (including, without limitation, those relating to sexual harassment or the disclosure or misuse of confidential information), (v) the Participant’s breach of any agreement with the Company or a Subsidiary or Affiliate thereof (including, without limitation, any confidentiality, non-competition, non-solicitation or assignment of inventions agreement), (vi) the Participant’s commission of fraud, dishonesty, theft, embezzlement, self-dealing, misappropriation or other malfeasance against the business of the Company or a Subsidiary or Affiliate thereof, or (vii) the Participant’s commission of acts or omissions constituting gross negligence or gross misconduct in the performance of any aspect of his or her lawful duties or responsibilities, which have or may be expected to have an adverse effect on the Company, its Subsidiaries or Affiliates. A Participant’s employment shall be deemed to have terminated for “Cause” if, on the date his or her employment terminates, facts and circumstances exist that would have justified a termination for Cause, to the extent that such facts and circumstances are discovered within three (3) months following such termination. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

(i)    “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) extraordinary dividend (whether in the form of cash, shares of Common Stock or other property), stock split or reverse stock split, (iii) combination or exchange of shares, (iv) other change in corporate structure, (v) payment of any other distribution, or (vi) any change in any applicable laws or accounting principles, which, in any such case, the Administrator determines, in its sole discretion, affects the Common Stock such that an adjustment pursuant to Section 5 of the Plan is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in applicable laws or accounting principles.

(j)    “Change in Control” means the occurrence of any of the following:

(i)    any Person, other than the Company or a Subsidiary thereof, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”), excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii) below or any acquisition directly from the Company; or

(ii)    the following individuals cease for any reason to constitute a majority of the number of Directors then serving on the Board: individuals who, during any period of two (2) consecutive years, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the two (2) year period or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii)    the consummation of a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation (A) that results in the Outstanding Company Voting Securities immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined

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voting power of the Outstanding Company Voting Securities (or such surviving entity or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof) outstanding immediately after such merger or consolidation, and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(iv)    the consummation of a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

For each Award that constitutes deferred compensation under Code Section 409A, to the extent required to avoid the imposition of additional taxes under Code Section 409A, a Change in Control (where applicable) for purposes of the payment timing of such Award shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company also constitutes a “change in control event” under Code Section 409A.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto; provided, however, that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” under Code Section 409A shall be consistent with such statutory provision and the regulations thereunder.

(k)    “Change in Control Price” shall have the meaning set forth in Section 12 of the Plan.

(l)    “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

(m)    “Committee” means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the shares of Common Stock are traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company’s Articles of Incorporation or Bylaws, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.

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(n)    “Common Stock” means common stock, $0.0001 par value per share, of the Company (and any stock or other securities into which such shares of common stock may be converted or into which they may be exchanged). Any shares of Common Stock that become deliverable to the Participant pursuant to the Plan may be issued in certificate form in the name of the Participant or in book-entry form in the name of the Participant.

(o)    “Company” means New Pubco, Inc., a Delaware corporation (or any successor corporation, except as the term “Company” is used in the definition of “Change in Control” above).

(p)    “Consultant” means any current or prospective consultant or independent contractor of the Company or an Affiliate thereof, in each case, who qualifies as a consultant or advisor under the applicable rules of Form S-8 Registration Statements, and is not an Employee, Executive Officer or Non-Employee Director.

(q)    “Director” means any individual who is a member of the Board on or after the Effective Date.

(r)    “Disability” means, with respect to any Participant who is an Employee, a permanent and total disability as defined in Code Section 22(e)(3).

(s)    “Effective Date” shall have the meaning set forth in Section 22 of the Plan.

(t)    “Eligible Director” means a person who is (i) with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; and (ii) with respect to actions undertaken to comply with the rules of the New York Stock Exchange, the Nasdaq Stock Market or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, an “independent director” under the rules of the New York Stock Exchange, the Nasdaq Stock Market or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, or a person meeting any similar requirement under any successor rule or regulation.

(u)    “Eligible Recipient” means: (i) an Employee; (ii) a Non-Employee Director; or (iii) a Consultant, in each case, who has been selected as an eligible recipient of an Award under the Plan by the Administrator; provided, that any Awards granted prior to the date an Eligible Recipient first performs services for the Company or an Affiliate thereof will not become vested or exercisable, and no shares of Common Stock shall be issued or other payment made to such Eligible Recipient with respect to such Awards, prior to the date on which such Eligible Recipient first performs services for the Company or an Affiliate thereof. Notwithstanding the foregoing, to the extent required to avoid the imposition of additional taxes under Code Section 409A, “Eligible Recipient” means: an (1) Employee; (2) a Non-Employee Director; or (3) a Consultant, in each case, of the Company or a Subsidiary thereof, who has been selected as an eligible recipient of an Award under the Plan by the Administrator.

(v)    “Employee” shall mean any current or prospective employee of the Company or an Affiliate thereof, as described in Treasury Regulation Section 1.421-1(h), including an Executive Officer or Director who is also treated as an employee.

(w)    “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(x)    “Executive Officer” means each Participant who is an executive officer (within the meaning of Rule 3b-7 under the Exchange Act) of the Company.

(y)    “Exercise Price” means, with respect to any Award under which the holder may purchase shares of Common Stock, the price per share at which a holder of such Award granted hereunder may purchase shares of Common Stock issuable upon exercise of such Award, as determined by the Administrator in accordance with Code Section 409A, as applicable.

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(z)    “Fair Market Value” as of a particular date shall mean: (i) if the shares of Common Stock are listed on any established stock exchange or a national market system, including, without limitation, the New York Stock Exchange or the Nasdaq Stock Market, the Fair Market Value shall be the closing price of a Share (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination; (ii) if the shares of Common Stock are not then listed on a national securities exchange, the average of the highest reported bid and lowest reported asked prices for a Share as reported by the National Association of Securities Dealers, Inc. Automated Quotations System for the last preceding date on which there was a sale of such stock in such market; or (iii) whether or not the shares of Common Stock are then listed on a national securities exchange or traded in an over-the-counter market or the value of such shares is not otherwise determinable, such value as determined by the Administrator in good faith and in a manner not inconsistent with the regulations under Code Section 409A.

(aa)    “Free Standing Rights” shall have the meaning set forth in Section 8(a) of the Plan.

(bb)    “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

(cc)    “Non-Employee Director” means a Director who is not an Employee.

(dd)    “Nonqualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(ee)    “Option” means an option to purchase shares of Common Stock granted pursuant to Section 7 of the Plan.

(ff)    “Other Cash-Based Award” means a cash Award granted to a Participant under Section 11 of the Plan, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the Plan.

(gg)    “Other Share-Based Award” means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock, including, but not limited to, unrestricted shares of Common Stock or dividend equivalents, each of which may be subject to the attainment of performance goals or a period of continued employment or other terms or conditions as permitted under the Plan.

(hh)    “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 of the Plan, to receive an Award under the Plan, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be, solely with respect to any Awards outstanding at the date of the Eligible Recipient’s death.

(ii)    “Performance-Based Award” means any Award granted under the Plan that is subject to one or more performance goals. Any dividends or dividend equivalents payable or credited to a Participant with respect to any unvested Performance-Based Award shall be subject to the same performance goals as the shares of Common Stock or units underlying the Performance-Based Award.

(jj)    “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, however, a Person shall not include (i) the Company or any of its Subsidiaries; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

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(kk)    “Plan” means this New Pubco, Inc. [2022] Omnibus Incentive Plan, as amended and/or amended and restated from time to time.

(ll)    “Related Rights” shall have the meaning set forth in Section 8(a) of the Plan.

(mm)    “Restricted Shares” means an Award of shares of Common Stock granted pursuant to Section 9 of the Plan subject to certain restrictions that lapse at the end of a specified period or periods.

(nn)    “Restricted Stock Unit” means a notional account established pursuant to an Award granted to a Participant, as described in Section 10 of the Plan, that is (i) valued solely by reference to shares of Common Stock, (ii) subject to restrictions specified in the Award Agreement, and (iii) payable in cash or in shares of Common Stock (as specified in the Award Agreement). The Restricted Stock Units awarded to the Participant will vest according to the time-based criteria or performance goals, and vested Restricted Stock Units will be settled at the time(s), specified in the Award Agreement.

(oo)    “Restricted Period” means the period of time determined by the Administrator during which an Award or a portion thereof is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(pp)    “Rule 16b-3” shall have the meaning set forth in Section 3(a) of the Plan.

(qq)    “Securities Act” means the Securities Act of 1933, as amended from time to time.

(rr)    “Stock Appreciation Right” means the right pursuant to an Award granted under Section 8 of the Plan to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the shares of Common Stock covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(ss)    “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than fifty percent (50%) of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. Notwithstanding the foregoing, in the case of an Incentive Stock Option or any determination relating to an Incentive Stock Option, “Subsidiary” means a corporation that is a subsidiary of the Company within the meaning of Code Section 424(f).

(tt)    “Substitute Award” shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

Section 3.    Administration

(a)    The Plan shall be administered by the Administrator. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (“Rule 16b-3”) (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

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(b)    Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(i)    to select those Eligible Recipients who shall be Participants;

(ii)    to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Share-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(iii)    to determine the number of shares of Common Stock to be made subject to each Award;

(iv)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder, including, but not limited to, (A) the restrictions applicable to Awards and the conditions under which restrictions applicable to such Awards shall lapse, (B) the performance goals and performance periods applicable to Awards, if any, (C) the Exercise Price of each Award, (D) the vesting schedule applicable to each Award, (E) any confidentiality or restrictive covenant provisions applicable to the Award, and (F) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;

(v)    to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all Award Agreements evidencing Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units or Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;

(vi)    to determine Fair Market Value;

(vii)    to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment for purposes of Awards granted under the Plan;

(viii)    to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(ix)    to reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan, any Award Agreement or other instrument or agreement relating to the Plan or an Award granted under the Plan; and

(x)    to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c)    Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Administrator may allocate all or any portion of its responsibilities and powers to any one (1) or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of the Company, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to (i) individuals who are subject to Section 16 of the Exchange Act, or (b) officers or Directors of the Company to whom authority to grant or amend Awards has been delegated hereunder. Notwithstanding the foregoing in this Section 3(c), it is intended that any action under the Plan intended to qualify for the exemptions provided by Rule 16b-3 will be taken only by the Board or by a committee or subcommittee of two or more Eligible Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as an Eligible Director shall not invalidate any action that is otherwise valid under the Plan.

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(d)    All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, or any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4.    Shares Reserved for Issuance Under the Plan and Limitations on Awards.

(a)    Subject to adjustment in accordance with Section 5 of the Plan, the Administrator is authorized to deliver with respect to Awards granted under the Plan an aggregate of 8% of the aggregate shares of Common Stock of the Company outstanding as of [the Effective Date]. In addition, subject to adjustment as provided in Section 5, such maximum number of shares of Common Stock will automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to 3% of the total number of shares of Stock outstanding on December 31st of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Stock.

(b)    Notwithstanding anything herein to the contrary, the maximum number of shares of Common Stock subject to Awards granted during any fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year with respect to such Director’s service as a Non-Employee Director, shall not exceed $500,000 (calculating the value of any such Awards based on the grant date Fair Market Value of such Awards for financial reporting purposes).

(c)    Shares of Common Stock issued under the Plan may, in whole or in part, be authorized but unissued shares of Common Stock or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any shares of Common Stock subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of shares of Common Stock to a Participant will thereafter be deemed to be available for Awards. In applying the immediately preceding sentence, if (i) shares of Common Stock otherwise issuable or issued in respect of, or as part of, any Award are withheld to cover taxes or any applicable Exercise Price, such shares shall be treated as having been issued under the Plan and shall not be available for issuance under the Plan, and (ii) any Share-settled Stock Appreciation Rights or Options are exercised, the aggregate number of shares of Common Stock subject to such Stock Appreciation Rights or Options shall be deemed issued under the Plan and shall not be available for issuance under the Plan. In addition, shares of Common Stock (x) tendered to exercise outstanding Options or other Awards, (y) withheld to cover applicable taxes on any Awards or (z) repurchased on the open market using Exercise Price proceeds shall not be available for issuance under the Plan. For the avoidance of doubt, (A) shares of Common Stock underlying Awards that are subject to the achievement of performance goals shall be counted against the share reserve based on the target value of such Awards unless and until such time as such Awards become vested and settled in shares of Common Stock, and (B) Awards that, pursuant to their terms, may be settled only in cash shall not count against the share reserve set forth in Section 4(a).

(d)    Substitute Awards shall not reduce the shares of Common Stock authorized for grant under the Plan. In the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for grant under the Plan; provided, that Awards

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using such available shares of Common Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.

(e)    In the event that the Company or an Affiliate thereof consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees or Directors in account of such transaction may be granted Substitute Awards in substitution for awards granted by their former employer, and any such substitute Options or Stock Appreciation Rights may be granted with an Exercise Price less than the Fair Market Value of a Share on the grant date thereof; provided, however, the grant of such substitute Option or Stock Appreciation Right shall not constitute a “modification” as defined in Code Section 424(h)(3) and the applicable Treasury regulations.

Section 5.    Equitable Adjustments

In the event of any Change in Capitalization, including, without limitation, a Change in Control, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (a) the aggregate number of shares of Common Stock reserved for issuance under the Plan, (b) the kind, number and Exercise Price subject to outstanding Options and Stock Appreciation Rights granted under the Plan; provided, however, that any such substitution or adjustment with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A, (c) the kind, number and purchase price of shares of Common Stock subject to outstanding Restricted Shares or Other Share-Based Awards granted under the Plan, and (d) other terms and conditions of outstanding Awards (including the performance goals and/or performance periods of Awards), in each case as may be determined by the Administrator, in its sole discretion; provided, however, that any fractional shares of Common Stock resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder (i) in exchange for payment in cash or other property having an aggregate Fair Market Value of the shares of Common Stock covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any, and (ii) with respect to any Awards for which the Exercise Price or purchase price per share of Common Stock is greater than or equal to the then current Fair Market Value per share of Common Stock, for no consideration. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 5 shall comply with the rules of Code Section 424(a), and in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Code Section 422. The Administrator’s determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6.    Eligibility

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.

Section 7.    Options

(a)    General. The Administrator may, in its sole discretion, grant Options to Participants. Solely with respect to Participants who are Employees, the Administrator may grant Incentive Stock Options, Nonqualified Stock Options or a combination of both. With respect to all other Participants, the Administrator may grant only Nonqualified Stock Options. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall specify whether the Option is an Incentive Stock Option or a

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Nonqualified Stock Option and shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. The prospective recipient of an Option shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(b)    Limits on Incentive Stock Options. If the Administrator grants Incentive Stock Options, then to the extent that the aggregate fair market value of shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company) exceeds $100,000, such Options will be treated as Nonqualified Stock Options to the extent required by Code Section 422. Subject to Section 5, the maximum number of shares that may be issued pursuant to Options intended to be Incentive Stock Options is 8% of the aggregate shares of Common Stock of the Company outstanding as of [the Effective Date].

(c)    Exercise Price. The Exercise Price of shares of Common Stock purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant; provided, however, that (i) in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant, and (ii) no Incentive Stock Option granted to a ten percent (10%) stockholder of the Company (within the meaning of Code Section 422(b)(6)) shall have an Exercise Price per Share less than one-hundred ten percent (110%) of the Fair Market Value of a Share on such date.

(d)    Option Term. The maximum term of each Option shall be fixed by the Administrator, but in no event shall (i) an Option be exercisable more than ten (10) years after the date such Option is granted, and (ii) an Incentive Stock Option granted to a ten percent (10%) stockholder of the Company (within the meaning of Code Section 422(b)(6)) be exercisable more than five (5) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate. Notwithstanding any contrary provision in this Plan (including, without limitation, Section 7(h)), if, on the date an outstanding Option would expire, the exercise of the Option, including by a “net exercise” or “cashless” exercise, would violate applicable securities laws or any insider trading policy maintained by the Company from time to time, the expiration date applicable to the Option will be extended, except to the extent such extension would violate Code Section 409A, to a date that is thirty (30) calendar days after the date the exercise of the Option would no longer violate applicable securities laws or any such insider trading policy.

(e)    Exercisability. Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(f)    Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased, accompanied by payment in full of the aggregate Exercise Price of the shares of Common Stock so purchased in cash or its equivalent, as

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determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of shares of Common Stock otherwise issuable upon exercise), (ii) in the form of unrestricted shares of Common Stock already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the shares of Common Stock as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law, or (iv) any combination of the foregoing. In determining which methods a Participant may utilize to pay the Exercise Price, the Administrator may consider such factors as it determines are appropriate; provided, however, that with respect to Incentive Stock Options, all such discretionary determinations shall be made by the Administrator at the time of grant and specified in the Award Agreement.

(g)    Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such shares and has satisfied the requirements of Section 16 of the Plan.

(h)    Termination of Employment or Service. Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate, the following terms and conditions shall apply:

(i)    In the event of the termination of a Participant’s employment or service by the Company without Cause or due to a resignation by the Participant for any reason, (A) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination (with such period being extended to one (1) year after the date of such termination in the event of the Participant’s death during such ninety (90) day period), on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(ii)    In the event of the termination of a Participant’s employment or service as a result of the Participant’s Disability or death, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(iii)    In the event of the termination of a Participant’s employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(iv)    For purposes of determining which Options are exercisable upon termination of employment or service for purposes of this Section 7(h), Options that are not exercisable solely due to a blackout period shall be considered exercisable.

(v)    Notwithstanding anything herein to the contrary, an Incentive Stock Option may not be exercised more than three (3) months following the date as of which a Participant ceases to be an Employee for any reason other than death or Disability. In the event that an Option is exercisable following the date that is three (3) months following the date as of which a Participant ceases to be an Employee for any reason other than death or Disability, such Option shall be deemed to be a Nonqualified Stock Option.

(i)    Other Change in Employment Status. An Option may be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service of a Participant, as evidenced in a Participant’s Award Agreement.

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(j)    Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Options shall be subject to Section 12 of the Plan.

(k)    Automatic Exercise. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Option outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the Exercise Price of any such Option shall be made pursuant to Section 7(f)(i) or (ii), and the Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 16. Unless otherwise determined by the Administrator, this Section 7(k) shall not apply to an Option if the Participant’s employment or service has terminated on or before the Automatic Exercise Date or if the resulting number of shares of Common Stock issuable after the payment of the Exercise Price and tax withholding is less than one whole share. For the avoidance of doubt, no Option with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 7(k).

Section 8.    Stock Appreciation Rights

(a)    General. Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Any Related Right that relates to a Nonqualified Stock Option may be granted at the same time the Option is granted or at any time thereafter, but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of shares of Common Stock to be awarded, the price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more shares of Common Stock than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of a share of Common Stock on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b)    Awards; Rights as Stockholder. The prospective recipient of a Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Participants who are granted Stock Appreciation Rights shall have no rights as stockholders of the Company with respect to the grant or exercise of such rights.

(c)    Exercisability.

(i)    Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii)    Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.

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(d)    Payment Upon Exercise.

(i)    Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of shares of Common Stock, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of shares of Common Stock in respect of which the Free Standing Right is being exercised.

(ii)    A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of shares of Common Stock, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of shares of Common Stock in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(iii)    Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of shares of Common Stock and cash).

(e)    Termination of Employment or Service.

(i)    Subject to Section 8(f), in the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii)    Subject to Section 8(f), in the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(f)    Term.

(i)    The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(ii)    The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(g)    Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Stock Appreciation Rights shall be subject to Section 12 of the Plan.

(h)    Automatic Exercise. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Stock Appreciation Right outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. The Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 16. Unless otherwise determined by the Administrator, this Section 8(h) shall not apply to a Stock Appreciation Right if the Participant’s employment or service has terminated on or before the Automatic Exercise Date or if the resulting number of shares of Common Stock issuable after tax withholding is less than one whole share. For the avoidance of doubt, no Stock Appreciation Right with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 8(h).

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Section 9.    Restricted Shares

(a)    General. Each Award of Restricted Shares granted under the Plan shall be evidenced by an Award Agreement. Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Shares shall be made; the number of shares of Common Stock to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares; the Restricted Period, if any, applicable to Restricted Shares; the performance goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, performance goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The terms and conditions applicable to the Restricted Shares need not be the same with respect to each Participant.

(b)    Awards and Certificates. The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided in herein, (i) each Participant who is granted an Award of Restricted Shares may, in the Company’s sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the shares of Common Stock covered by such Award. Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company’s sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.

(c)    Restrictions and Conditions. The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or thereafter:

(i)    The Restricted Shares shall be subject to the restrictions on transferability set forth in the Award Agreement and in the Plan.

(ii)    The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance goals, the Participant’s termination of employment or service as Non-Employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.

(iii)    Subject to this Section 9(c)(iii), the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Shares during the Restricted Period. In the Administrator’s discretion and as provided in the applicable Award Agreement, a Participant may be entitled to dividends or dividend equivalents on an Award of Restricted Shares, which will be payable in accordance with the terms of such grant as determined by the Administrator in accordance with Section 18 of the Plan. Certificates for unrestricted Shares may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.

(iv)    The rights of Participants granted Restricted Shares upon termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

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(d)    Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Shares shall be subject to Section 12 of the Plan.

Section 10.    Restricted Stock Units

(a)    General. Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Stock Units shall be made; the number of Restricted Stock Units to be awarded; the Restricted Period, if any, applicable to Restricted Stock Units; the performance goals (if any) applicable to Restricted Stock Units; and all other conditions of the Restricted Stock Units. If the restrictions, performance goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock Units in accordance with the terms of the grant. The provisions of Restricted Stock Units need not be the same with respect to each Participant.

(b)    Award Agreement. The prospective recipient of Restricted Stock Units shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c)    Restrictions and Conditions. The Restricted Stock Units granted pursuant to this Section 10 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:

(i)    The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance goals, the Participant’s termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.

(ii)    Participants holding Restricted Stock Units shall have no voting rights. A Restricted Stock Unit may, at the Administrator’s discretion, carry with it a right to dividend equivalents, subject to Section 18 of the Plan. Such right would entitle the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. The Administrator, in its discretion, may grant dividend equivalents from the date of grant or only after a Restricted Stock Unit is vested.

(iii)    The rights of Participants granted Restricted Stock Units upon termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d)    Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units shall be made to Participants in the form of shares of Common Stock, unless the Administrator, in its sole discretion, provides for the payment of the Restricted Stock Units in cash (or partly in cash and partly in shares of Common Stock) equal to the value of the shares of Common Stock that would otherwise be distributed to the Participant.

(e)    Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Stock Units shall be subject to Section 12 of the Plan.

Section 11.    Other Share-Based or Cash-Based Awards

(a)    The Administrator is authorized to grant Awards to Participants in the form of Other Share-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the

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Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any performance goals and performance periods. Shares of Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, shares of Common Stock, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.

(b)    The prospective recipient of an Other Share-Based Award or Other Cash-Based Award shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c)    Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Other Share-Based Awards and Other Cash-Based Awards shall be subject to Section 12 of the Plan.

Section 12.    Change in Control

The Administrator may provide in the applicable Award Agreement that an Award will vest on an accelerated basis upon the Participant’s termination of employment or service in connection with a Change in Control or upon the occurrence of any other event that the Administrator may set forth in the Award Agreement. If the Company is a party to an agreement that is reasonably likely to result in a Change in Control, such agreement may provide for: (i) the continuation of any Award by the Company, if the Company is the surviving corporation; (ii) the assumption of any Award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any Award, provided, however, that any such substitution with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A; or (iv) settlement of any Award for the Change in Control Price (less, to the extent applicable, the per share Exercise Price), or, if the per share Exercise Price equals or exceeds the Change in Control Price or if the Administrator determines that Award cannot reasonably become vested pursuant to its terms, such Award shall terminate and be canceled without consideration. To the extent that Restricted Shares, Restricted Stock Units or other Awards settle in shares of Common Stock in accordance with their terms upon a Change in Control, such shares of Common Stock shall be entitled to receive as a result of the Change in Control transaction the same consideration as the shares of Common Stock held by stockholders of the Company as a result of the Change in Control transaction. For purposes of this Section 12, “Change in Control Price” shall mean (A) the price per Share paid to stockholders of the Company in the Change in Control transaction, or (B) the Fair Market Value of a Share upon a Change in Control, as determined by the Administrator. To the extent that the consideration paid in any such Change in Control transaction consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in good faith by the Administrator.

Section 13.    Amendment and Termination

(a)    The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would adversely alter or impair the rights of a Participant under any Award theretofore granted without such Participant’s prior written consent.

(b)    Notwithstanding the foregoing, (i) approval of the Company’s stockholders shall be obtained for any amendment that would require such approval in order to satisfy the requirements of Code Section 422, if applicable, any rules of the stock exchange on which the shares of Common Stock are traded or other applicable law, and (ii) without stockholder approval to the extent required by the rules of any applicable national securities exchange or inter-dealer quotation system on which the shares of Common Stock are listed or quoted, except as

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otherwise permitted under Section 5 of the Plan, (A) no amendment or modification may reduce the Exercise Price of any Option or Stock Appreciation Right, (B) the Administrator may not cancel any outstanding Option or Stock Appreciation Right and replace it with a new Option or Stock Appreciation Right, another Award or cash and (C) the Administrator may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system.

(c)    Subject to the terms and conditions of the Plan and Code Section 409A, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised).

(d)    Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.

Section 14.    Unfunded Status of Plan

The Plan is intended to constitute an “unfunded” plan for incentive compensation. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan. With respect to any payments not yet made or shares of Common Stock not yet transferred to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

Section 15.    Deferrals of Payment

To the extent permitted by applicable law, the Administrator, in its sole discretion, may determine that the delivery of shares of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award, shall be deferred. The Administrator may also, in its sole discretion, establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of any such consideration, including any applicable election procedures, the timing of such elections, the mechanisms for payments of amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program. Deferrals by Participants (or deferred settlement or payment required by the Administrator) shall be made in accordance with Code Section 409A, if applicable, and any other applicable law.

Section 16.    Withholding Taxes

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal, state and/or local income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind, domestic or foreign, required by law or regulation to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever shares of Common Stock are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes, domestic or foreign, to be withheld and applied to the tax obligations. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery of shares of Common Stock or by delivering already owned unrestricted shares of Common Stock, in each case, having a value equal to the amount required to be withheld or other greater amount not exceeding the maximum statutory rate required to be collected on the transaction under applicable law, as applicable to the Participant, if such other greater amount

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would not, as determined by the Administrator, result in adverse financial accounting treatment (including in connection with the effectiveness of FASB Accounting Standards Update 2016-09). Such shares of Common Stock shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the shares of Common Stock to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award (including by a “net exercise” or broker assisted “cashless” exercise procedure approved by the Administrator).

Section 17.    Certain Forfeitures

The Administrator may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to the applicable vesting conditions of an Award. Such events may include, without limitation, breach of any non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in an Award Agreement or that are otherwise applicable to the Participant, a termination of the Participant’s employment for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and its Subsidiaries and/or its Affiliates.

Section 18.    Dividends; Dividend Equivalents

Notwithstanding anything in this Plan to the contrary, to the extent that an Award contains a right to receive dividends or dividend equivalents while such Award remains unvested, such dividends or dividend equivalents will be accumulated and paid once and to the extent that the underlying Award vests, and forfeited to the extent the underlying Award is forfeited.

Section 19.    Non-United States Employees

Without amending the Plan, the Administrator may grant Awards to eligible persons residing in non-United States jurisdictions on such terms and conditions different from those specified in the Plan, including the terms of any award agreement or plan, adopted by the Company or any Subsidiary thereof to comply with, or take advantage of favorable tax or other treatment available under, the laws of any non-United States jurisdiction, as may in the judgment of the Administrator be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Administrator may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

Section 20.    Transfer of Awards

No purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator, and other than by will or by the laws of descent and distribution. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such shares of Common Stock. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative. Under no

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circumstances will a Participant be permitted to transfer an Option or Stock Appreciation Right to a third-party financial institution without prior stockholder approval.

Section 21.    Continued Employment

The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or an Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or an Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 22.    Effective Date

The Plan will be effective as of [                ], (the “Effective Date”). The Plan will be unlimited in duration and, in the event of Plan termination, will remain in effect as long as any shares of Common Stock awarded under it are outstanding and not fully vested; provided, however, that no Awards will be made under the Plan on or after the tenth anniversary of the Effective Date; provided further, that in no event may an Incentive Stock Option be granted more than ten years after the earlier of (a) the date of the adoption of the Plan by the Board or (b) the Effective Date.

Section 23.    Code Section 409A

The intent of the parties is that payments and benefits under the Plan be either exempt from Code Section 409A or comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered consistent with such intent. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided upon a “separation from service” to a Participant who is a “specified employee” shall be paid on the first business day after the date that is six (6) months following the Participant’s separation from service (or upon the Participant’s death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Code Section 409A, shall be construed as a separate identified payment for purposes of Code Section 409A. Nothing contained in the Plan or an Award Agreement shall be construed as a guarantee of any particular tax effect with respect to an Award. The Company does not guarantee that any Awards provided under the Plan will be exempt from or in compliance with the provisions of Code Section 409A, and in no event will the Company be liable for any or all portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of any Award being subject to, but not in compliance with, Code Section 409A.

Section 24.    Compliance with Laws

(a)    The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to (i) all applicable laws, rules, and regulations, (ii) such approvals as may be required by governmental agencies or the applicable national securities exchange on which the shares of Common Stock may be admitted, and (iii) policies maintained by the Company from time to time in order to comply with applicable laws, rules, regulations and corporate governance requirements, including, without limitation, with respect to insider trading restrictions. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares of Common Stock may be offered or sold without such registration pursuant to an available exemption

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therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Administrator shall have the authority to provide that all shares of Common Stock or other securities of the Company issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations and other requirements, and the Administrator may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company issued under the Plan to make appropriate reference to such restrictions or may cause such shares of Common Stock or other securities of the Company issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(b)    The Administrator may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of shares of Common Stock to the Participant, the Participant’s acquisition of shares of Common Stock from the Company and/or the Participant’s sale of shares of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Administrator determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Code Section 409A, (i) pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares of Common Stock would have been vested or issued, as applicable), over (B) the aggregate Exercise Price (in the case of an Option or Stock Appreciation Right) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), and such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (ii) in the case of Restricted Shares, Restricted Stock Units or Other Share-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Shares, Restricted Stock Units or Other Share-Based Awards, or the underlying shares of Common Stock in respect thereof.

Section 25.    Erroneously Awarded Compensation; Clawback

The Plan and all Awards issued hereunder shall be subject to any compensation recovery and/or recoupment policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governance practices, including on a retroactive basis, as such policies may be amended from time to time. Notwithstanding anything to the contrary contained herein, the Administrator also may cancel an Award if the Participant, without the consent of the Company, (a) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Company or any Affiliate while employed by or providing services to the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities or (b) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Company or any Affiliate, as determined by the Administrator, or if the Participant’s employment or service is terminated for Cause. The Administrator may also provide in an Award Agreement that in any such event the Participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such Award, the sale or other transfer of such Award, or the sale of shares of Common Stock acquired in respect of such Award, and must promptly repay such amounts to the Company. The Administrator may also provide in an Award Agreement that if the Participant receives any amount in excess of what the

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Participant should have received under the terms of the Award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by the Administrator, then the Participant shall be required to promptly repay any such excess amount to the Company. In addition, the Company shall retain the right to bring an action at equity or law to enjoin the Participant’s activity and recover damages resulting from such activity.

Section 26.    Governing Law

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Section 27.    Plan Document Controls

The Plan and each Award Agreement together constitute the entire agreement with respect to the subject matter hereof and thereof; provided, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

Section 28.    No Interference

The existence of the Plan, any Award Agreement, and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Section 29.    Whistleblower Acknowledgements

Notwithstanding anything to the contrary herein, nothing in this Plan or any Award Agreement will (a) prohibit a Participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of federal law or regulation, or (b) require prior approval by the Company or any of its Affiliates of any reporting described in clause (a).

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ANNEX G

GRIZZLY NEW PUBCO, INC.

[2022] EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.

PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Entities in acquiring a share ownership interest in the Company.

The Plan permits two types of Offerings: a Section 423 Offering and a Non-Section 423 Offering. It is the intention of the Company to have each Section 423 Offering qualify as an “employee stock purchase plan” under Section 423 of the Code and to have each Non-Section 423 Offering be exempt from the requirements of Section 409A of the Code. The provisions of the Plan with respect to any Section 423 Offering shall, accordingly, be construed and administered consistently with that intention. Except as otherwise provided in the Plan or determined by the Administrator, each Non-Section 423 Offering will operate and be administered in the same manner as any Section 423 Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate and whether the Offering is a Section 423 Offering or a Non-Section 423 Offering. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering.

ARTICLE II.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1 “Administrator”	means the entity, group or person that conducts the general administration of the Plan as provided in Article XI.

2.2    “Affiliate” means any Person, other than a Subsidiary, whether or not such Person now exists or is hereafter organized or acquired by the Company or an Affiliate, directly or indirectly, controlling, controlled by or under common control with the Company, whether by management authority, contract, equity interest or otherwise. “Control,” “Person” and other correlative terms will have the meanings ascribed to such terms in Rule 12b-2 of the Exchange Act.

2.3    “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Eligible Employee with regard to the Plan.

2.4    “Applicable Law” means the requirements relating to the administration of equity incentive plans or employee stock purchase plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted or exercised.

2.5    “Board” means the Board of Directors of the Company.

2.6    “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.7    “Company” means New Pubco, Inc., a Delaware corporation, or any successor.

2.8    “Company’s 401(k) Savings Plan” means any cash or deferred plan within the meaning of Section 401(k) of the Code as may be sponsored by the Company and/or any Designated Entity.

2.9    “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator with respect to an Offering and set forth in the applicable Offering Document, the gross cash compensation paid by the Company or any Designated Entity to such Eligible Employee as compensation for services to the Company or Designated Entity, including any prior-week adjustments, overtime payments, and shift differential payments, and excluding any commissions, cash incentive compensation and bonuses (including retention or sign on bonuses), statutory disability pay and disability benefits, education or tuition reimbursements, car expenses, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards, gifts and awards, fringe benefits, other special payments and all contributions made by the Company or any Designated Entity for the Employee’s benefit under any employee benefit plan now or hereafter established. Compensation will not be reduced for any pre-tax or Roth post-tax contributions to the Company’s 401(k) Savings Plan, any salary reduction contributions to a cafeteria plan under Section 125 of the Code, any elective amounts that are not includible in gross income under Section 132(f)(4) of the Code, and any contributions of such Eligible Employee to any deferred compensation maintained by the Company or any Designated Entity.

2.10    “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines (including the requirement that to be effective, any beneficiary designation must be received by the Administrator prior to a Participant’s death), to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

2.11    “Designated Entity” means any Subsidiary or Affiliate that has been designated by the Administrator in its sole discretion as eligible to participate in an Offering under the Plan. For purposes of any Section 423 Offering, only the Company and its Subsidiaries may be Designated Entities, provided that a Subsidiary that is a Designated Entity under a Section 423 Offering may not simultaneously be a Designated Entity under a Non-Section 423 Offering. An Affiliate and/or Subsidiary will be designated by the Administrator in accordance with Section 11.2(b).

2.12    “Effective Date” means [            ], which is the date the Board approved the Plan.

2.13    “Eligible Employee” means an Employee of the Company or a Designated Entity provided that such Employee does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee. Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period if: (a) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (b) such Employee has not met service or other eligibility requirements designated by the Administrator (which must in all events be less than two (2) years); (c) such Employee’s customary employment is for twenty (20) hours per week or less; (d) such Employee’s customary employment is for five (5) months or less in any calendar year; (e) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; (f) the Employee is subject to a collective bargaining agreement that does not provide for participation in the Plan, subject to Applicable Law; and/or (g) for a Non-Section 423 Offering, such Employee does not meet other eligibility requirements as specified in the Offering Document; provided, that any exclusion in clauses (a), (b), (c), (d) or (e) shall be applied in an identical manner within any Offering for an Offering Period to all Employees.

2.14    “Employee” means, unless otherwise determined by the Administrator with respect to an Offering, any individual who renders services to the Company or any Designated Entity and is classified by the Company or any Designated Entity as an employee, and who is an employee of the Company or any Designated Entity within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Administrator shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Entity and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period.

2.15    “Enrollment Date” means the first Trading Day of each Offering Period.

2.16    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

2.17    “Fair Market Value” means, as of any date, the value of Shares determined as follows: (a) if the Shares are listed or readily tradable on an established securities market, Fair Market Value will be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; (b) if the Shares are not readily tradable on an established securities market, but are quoted on a national market or other quotation system, Fair Market Value will be the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Shares, the Administrator will determine the Shares’ Fair Market Value in its discretion.

2.18    “Non-Section 423 Offering” means an Offering under the component of the Plan that is not intended to qualify as an “employee stock purchase plan” under Code Section 423.

2.19    “Offering” means an offer by the Company under the Plan to Eligible Employees of the Company or a Designated Entity of a right to purchase Shares that may be exercised during an Offering Period, as further described in Article IV hereof.

2.20    “Offering Document” has the meaning given to such term in Section 4.1.

2.21    “Offering Period” has the meaning given to such term in Section 4.1.

2.22    “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.23    “Participant” means any Eligible Employee who been granted rights to purchase Shares pursuant to the Plan for the applicable Offering Period.

2.24    “Plan” means this New Pubco, Inc. [2022] Employee Stock Purchase Plan, as amended from time to time.

2.25    “Purchase Date” means the last Trading Day of each Purchase Period, or such other date as determined by the Administrator and set forth in the Offering Document.

2.26    “Purchase Period” shall refer to one or more specified periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, if no Purchase Period is designated by the Administrator in the applicable Offering Document, the Purchase Period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.27    “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document, provided that the Purchase Price of Section 423 Offerings shall not be less than eighty-five percent (85%) of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower. If no Purchase Price is designated by the Administrator in the applicable Offering Document, the Purchase Price for the Offering Periods covered by such Offering Document shall be eighty-five percent (85%) of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower. Notwithstanding the foregoing, the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.28    “Section 423 Offering” means an Offering under the component of the Plan that is intended to qualify as an “employee stock purchase plan” under Code Section 423. For purposes of Section 423 Offerings, the Plan shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code.

2.29    “Securities Act” means the U.S. Securities Act of 1933, as amended.

2.30    “Share” means a share of common stock, par value $0.0001 per share, of the Company and such other securities of the Company that may be substituted therefor.

2.31    “Subsidiary” means any corporation, other than the Company, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary.

2.32    “Taxes” has the meaning given to such term in Section 6.4.

2.33    “Trading Day” means a day on which the national stock exchange in the United States on which the Shares are traded is open for trading.

ARTICLE III.

SHARES SUBJECT TO THE PLAN

3.1    Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued or transferred pursuant to rights granted under the Plan shall be the number of Shares specified in Schedule A. In addition to the foregoing, subject to Article VIII, and subject to the limit in the next following sentence, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2032, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 0.25 percent of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year or (b) such smaller number of Shares as determined by the Board. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Plan shall not exceed an aggregate of the number of Shares specified in Schedule A, subject to Article VIII. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.

3.2    Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

ARTICLE IV.

OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1    Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator from time to time, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan. The Administrator may establish in each Offering Document one or more Purchase Periods within such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out in accordance with such Offering Document and the Plan. The provisions of separate Offerings or Offering Periods under the Plan may be partially or wholly concurrent and need not be identical.

4.2    Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)    the length of the Offering Period, which period shall not exceed twenty-seven (27) months;

(b)    the length of the Purchase Period(s) within the Offering Period, which period(s) shall not exceed 12 months;

(c)    in connection with each Section 423 Offering that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during each Purchase Period (if applicable), which, in the absence of a contrary designation by the Administrator, shall be the number of Shares specified in Schedule A, subject to the limitations described in Section 5.5;

(d)    in connection with each Section 423 Offering that does not contain more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during such Purchase Period (if applicable), which, in the absence of a contrary designation by the Administrator, shall be the number of Shares specified in Schedule A, subject to the limitations described in Section 5.5;

(e)    that each Purchase Period within an Offering Period must have an Enrollment Date that is the first Trading Day of the Offering Period;

(f)    whether the Offering for such Offering Period is intended to be a Section 423 Offering or a Non-Section 423 Offering; and

(g)    such other provisions as the Administrator determines are appropriate, subject to the Plan.

ARTICLE V.

ELIGIBILITY AND PARTICIPATION

5.1    Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Entity on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, with respect to Section 423 Offerings, the limitations imposed by Section 423(b) of the Code.

5.2    Enrollment in Plan.

(a)    Except as otherwise set forth herein or in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company (or executing such electronic subscription agreement as required by the Administrator), by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Administrator provides.

(b)    Each subscription agreement shall designate a whole percentage or a fixed dollar amount, as designated by the Administrator, of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Entity employing such Eligible Employee on each payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than one percent (1%) and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which maximum percentage shall be fifteen percent (15%) in the absence of any such designation) as payroll deductions. The fixed dollar amount of Compensation designated by an Eligible Employee may not be more than the maximum dollar amount specified by the Administrator in the applicable Offering Document; provided that, in no event shall the actual amount withheld on any payday hereunder exceed the net amount payable to the Eligible Employee on such payday after taxes and any other applicable deductions therefrom (and if amounts to be withheld hereunder would otherwise result in a negative payment to the Eligible Employee on such payday, the amount to be withheld hereunder shall instead be reduced by the least amount necessary to avoid a negative payment amount for the Eligible Employee on such payday, as determined by the Administrator). The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)    Unless otherwise provided in the terms of an Offering Document, a Participant may increase or decrease the percentage or fixed amount of Compensation designated in the subscription agreement, subject to the limits of this Section 5.2, or may suspend payroll deductions entirely, in any case, at any time during an Offering Period; provided, however, that the Administrator may limit or eliminate the type or number of changes a Participant may make to payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, and unless provided otherwise in the Offering Document, a Participant shall be allowed to decrease (but not increase) or suspend payroll deduction elections entirely, in either case, once during each Purchase Period. Any such change or suspension of payroll deductions shall be effective with the first full payroll period starting thirty (30) days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). If a Participant suspends payroll deductions during an Offering Period, such Participant’s cumulative unapplied payroll deductions prior to the suspension (if any) shall remain in the Participant’s account and shall be applied to the purchase of Shares on the next occurring Purchase Date. For clarity, if a Participant who suspends participation in an Offering Period ceases to be an Eligible Employee or withdraws from participation in such Offering Period, in either case, prior to the Purchase Date next following the Participant’s suspension of participation in the Offering Period, in any case, such Participant’s cumulative unapplied payroll deductions shall be returned to the Participant in accordance with Article VII.

(d)    Except as otherwise set forth herein or in an Offering Document or as otherwise determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump-sum payment for any Offering Period.

5.3    Payroll Deductions. Except as otherwise provided herein or in the applicable Offering Document, payroll deductions for a Participant shall commence on the first payday in the Offering Period and shall end on the last payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 or Section 5.6, respectively.

5.4    Effect of Enrollment. A Participant’s delivery of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan, except as otherwise set forth in Section 7.1.

5.5    Statutory Limit on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Offerings only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee to purchase stock of the Company or any Parent or Subsidiary at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation for Section 423 Offerings shall be applied in accordance with Section 423(b)(8) of the Code.

5.6    Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary for Section 423 Offerings to comply with Section 423(b)(8) of the Code and Section 5.5 or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code or Section 5.5 of the Plan shall be paid to such Participant in one lump sum in cash, without interest, as soon as reasonably practicable after the Purchase Date (but no later than thirty (30) days thereafter).

5.7    Leave of Absence. During leaves of absence approved by the Company (or the Designated Entity employing the Participant) that meet the requirements of Treasury Regulation Section 1.421-1(h)(2), unless otherwise set forth in the terms of an Offering Document, a Participant may continue participation in the Plan by making cash payments to the Company on the Participant’s normal payday equal to the Participant’s authorized payroll deduction, notwithstanding Section 5.2(d).

ARTICLE VI.

GRANT AND EXERCISE OF RIGHTS

6.1    Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares (and a right to obtain a fractional Share as may be provided in the Offering Document) as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of (i) the last Purchase Date of an Offering Period, (ii) the last day of the Offering Period, or (iii) the date on which the Participant withdraws from the Plan in accordance with Section 7.1 or Section 7.3.

6.2    Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for herein or in the applicable Offering Document will be applied to the purchase of whole Shares, up to the number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Unless the Offering Document provides for the right to obtain fractional Shares, any cash remaining in the Participant’s account after the purchase of whole Shares will be carried forward and applied toward the purchase of whole Shares for the next following Offering Period, unless the Participant has suspended payroll deductions, withdrawn from the Plan or is otherwise ineligible to participate in the Plan, in which case such cash shall be paid to such Participant in one lump sum, without interest, as soon as reasonably practicable after the Purchase Date (but no later than thirty (30) days thereafter).

6.3    Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Administrator may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant without interest in one lump sum in cash, without interest, as soon as reasonably practicable after the Purchase Date, or such earlier date as determined by the Administrator.

6.4    Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan are disposed of, the Participant must make adequate provision for the Company’s (or a Designated Entity’s) obligation to withhold, collect or account for federal, state, local, foreign or other income taxes, employment taxes, social insurance, payroll taxes, national insurance contributions and other contributions, payment on account obligations or other amounts (the “Taxes”), if any, that arise upon the grant or exercise of any purchase right under the Plan or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation or Shares to be received pursuant to the Plan the amount necessary for the Company (or a Designated Entity) to meet applicable obligations with respect to Taxes, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant, if applicable.

6.5    Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of purchase rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state, federal or foreign law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Company shall, in its absolute discretion, deem necessary or desirable; (c) the obtaining of any approval or other clearance from any state, federal or foreign governmental agency that the Company shall, in its absolute discretion, determine to be necessary or desirable; (d) the payment to the Company of all amounts that it (or a Designated Entity) is required to withhold with respect to Taxes, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

6.6    Vesting. A Participant’s interest in the Shares purchased under the Plan shall be immediately vested and nonforfeitable in full upon issuance.

ARTICLE VII.

WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1    Withdrawal. A Participant may withdraw all, but not less than all, of the payroll deductions credited to the Participant’s account and not yet used to exercise the Participant’s purchase rights under the Plan at any time by giving written notice to the Administrator in a form acceptable to the Administrator no later than thirty (30) days prior to the end of the then-applicable Purchase Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the payroll deductions credited to the

Participant’s account during such Purchase Period and not yet used to exercise purchase rights under the Plan shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal (but no later than thirty (30) days following receipt of such notice), such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period (including by virtue of a suspension as described in Section 5.2(c)), payroll deductions shall not resume at the beginning of any subsequent Offering Period unless the Participant is an Eligible Employee and timely delivers to the Administrator a new subscription agreement by the applicable enrollment deadline for any such subsequent Offering Period, as determined by the Administrator.

7.2    Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon the Participant’s eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Entity or in any subsequent Offering Period that commences on or after the Participant’s withdrawal from any Offering Period, subject to the terms of such similar plan or subsequent Offering.

7.3    Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason (which shall include an employment transfer from the Company or any Designated Entity participating in the Plan to any Subsidiary or Affiliate that is not participating in the Plan), the Participant shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the then-current Purchase Period shall be paid to such Participant or, in the case of the Participant’s death, to the Participant’s Designated Beneficiary, as soon as reasonably practicable (but no later than thirty (30) days following such Participant’s cessation as an Eligible Employee), and such Participant’s rights for the Offering Period shall be automatically terminated.

ARTICLE VIII.

ADJUSTMENTS UPON CHANGES IN SHARES

8.1    Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), stock split, change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the kind, class, number and per-Share price of Shares subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2    Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding rights under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)    To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)    To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor entity, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)    To make adjustments in the number, kind and class of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)    To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)    To provide that all outstanding rights shall terminate without being exercised.

8.3    No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Applicable Law.

8.4    No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.

AMENDMENT, MODIFICATION AND TERMINATION

9.1    Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or as may otherwise be required under Section 423 of the Code with respect to Section 423 Offerings or as may otherwise be required by applicable stock exchange requirements.

9.2    Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and to the extent permitted by Applicable Law, including, with respect to a Section 423 Offering, Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the processing of payroll withholding elections by the Company or a Designated Entity, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3    Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable and to the extent permitted by Applicable Law, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)    altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)    shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action;

(c)    allocating Shares; and

(d)    such other changes and modifications as the Administrator determines are necessary or appropriate.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

9.4    Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination (but no later than thirty (30) days thereafter), without any interest thereon, or if the Administrator so determines, the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

ARTICLE X.

TERM OF PLAN

The Plan shall become effective on the Effective Date and shall continue until the first to occur of (i) the date the Plan is terminated by the Administrator in accordance with Section 9.1, (ii) no Shares remain available for purchase, or (iii) ten (10) years from the date of adoption by the Board. The effectiveness of the Plan shall be subject to approval of the Plan by the Company’s stockholders within twelve (12) months following the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such stockholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.

ADMINISTRATION

11.1    Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or any other committee or subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Compensation Committee or any other committee or subcommittee any other authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2    Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan to:

(a)    determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical);

(b)    designate from time to time which Affiliates or Subsidiaries of the Company shall be Designated Entities, which designation may be made without the approval of the stockholders of the Company;

(c)    impose a mandatory holding period pursuant to which Participants may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion;

(d)    adopt rules, procedures or sub-plans or different terms as may be necessary or desirable to comply with provisions of the Applicable Law of other countries or jurisdictions to ensure the viability of the benefits from purchase rights granted to Participants employed in such countries or jurisdictions or to meet the requirements that permit the Plan to operate in a qualified or tax efficient manner;

(e)    construe and interpret the Plan and rights granted under it, including the terms of any Offering Document, and to establish, amend and revoke rules and regulations for its administration;

(f)    correct any defect, omission or inconsistency in the Plan or any Offering Document, in a manner and to the extent it shall deem necessary or desirable to make the Plan or Offering Document fully effective;

(g)    amend, suspend or terminate the Plan as provided in Article IX and

(h)    generally exercise such powers and to perform such acts as the Administrator deems necessary or desirable to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the component of the Plan relating to Section 423 Offerings be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

11.3    Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.

MISCELLANEOUS

12.1    Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the Applicable Law of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except in the case of a Participant’s death, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan or the Participant’s rights under the Plan.

12.2    Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, no Participant or Designated Beneficiary shall be deemed to be a stockholder of the Company, and no Participant or Designated Beneficiary shall have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or the Designated Beneficiary following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3    Interest. No interest shall accrue on the payroll deductions or other contributions of a Participant under the Plan.

12.4    Notices. All notices or other communications by a Participant to the Administrator under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Administrator at the location, or by the person, Administrator by the Company for the receipt thereof.

12.5    Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under any particular Offering under the Plan, to the extent necessary for any Section 423 Offering to comply with Section 423 of the Code. With respect to Section 423 Offerings, any provision of the Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board, or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

12.6    Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.7    Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

12.8    No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to employment or service (or to remain in the employ or service) with the Company or any Parent, Subsidiary or Affiliate or affect the right of the Company or any Parent, Subsidiary or Affiliate to terminate the employment or service of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.9    Notice of Disposition of Shares. This Section 12.9 shall apply only to Shares purchased pursuant to Section 423 Offerings. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Plan if such disposition or transfer is made: (a) within two (2) years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one (1) year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer. At the Company’s request, Participants will be required to provide the Company or a Designated Entity with any information reasonably required for tax reporting purposes.

12.10    Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company, any Subsidiary, the Administrator, or the Agent will be liable to any Participant, former Participant, Designated Beneficiary or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Offering Period, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in the capacity as an Administrator, director, officer, other employee or agent of the Company, any Subsidiary or the Agent. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation (including any Offering Document), against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

12.11    Severability. If any portion of the Plan or any Offering Document or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan and

Offering Document, and the Plan and Offering Document will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

12.12    Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

12.13    Conformity to Securities Laws. The Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Offering Periods will be administered only in conformance with Applicable Law. To the extent Applicable Law permits, the Plan and all Offering Periods will be deemed amended as necessary to conform to Applicable Law.

12.14    Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

12.15    Governing Law. The Plan and any agreements hereunder shall be administered, interpreted, and enforced in accordance with the laws of the State of Delaware, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

12.16    Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein or as set forth in any Offering Document by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

12.17    Section 409A. The Plan, the Offering Documents, and the rights to purchase Shares granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A of the Code and the U.S. Department of Treasury Regulations and other interpretive guidance issued thereunder (collectively, “Section 409A”). Notwithstanding any provision of the Plan or any Offering Document to the contrary, if the Administrator determines that any right to purchase Shares granted under the Plan may be or become subject to Section 409A or that any provision of the Plan or any Offering Document may cause a right to purchase Shares granted under the Plan to be or become subject to Section 409A, the Administrator may adopt such amendments to the Plan, the applicable Offering Document, and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or desirable to avoid the imposition of taxes under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom. Notwithstanding any other provision of the Plan, none of the Company or any of its Parents or Subsidiaries, or any of their officers, directors, employees or agents, including the Administrator, shall be liable to any Eligible Employee, Participant, Designated Beneficiary or other person if the Plan does not comply with, or is not exempt from, Section 409A.

12.18    Plan Not Subject to ERISA. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

* * * * *

SCHEDULE A

APPLICABLE LIMITS

•

Section 3.1– Aggregate number of Shares that may be issued or transferred pursuant to rights granted under the Plan before any annual increase: an aggregate of 3% of the aggregate shares of Common Stock of the Company outstanding as of [the Effective Date].

•

Section 3.1– Number of Shares that may be issued or transferred pursuant to the rights granted under the Plan shall not exceed an aggregate of: 3% of the aggregate shares of Common Stock of the Company outstanding as of [the Effective Date].

•

Section 4.2(c) – In connection with each Section 423 Offering that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by an Eligible Employee during each Purchase Period shall be             , subject to the limitations described in Section 5.5, and the maximum aggregate number of Shares which may be purchased by an Eligible Employee during each Offering Period shall be             .

•

Section 4.2(d)– In connection with each Section 423 Offering that does not contain more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during such Purchase Period shall be             , subject to the limitations described in Section 5.5.

ANNEX H

September 27, 2022

The Board of Directors

DTRT Health Acquisition Corp.

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

Members of the Board of Directors:

You have requested that Lincoln International LLC (“Lincoln” or “we”) render an opinion (the “Opinion”) as to the fairness, from a financial point of view, to DTRT Health Acquisition Corp. (“DTRT”) and the DTRT Unaffiliated Stockholders (defined as holders of DTRT Common Stock other than (i) DTRT Health Sponsor LLC (the “Sponsor”), (ii) holders of DTRT Common Stock who elect to redeem their shares prior to or in connection with the Mergers (as defined below), and (iii) officers, directors, or affiliates of DTRT or the Sponsor) of the Merger Consideration (as defined below) to be paid by DTRT in the Second Merger (as defined below).

Background of the Proposed Transaction

We understand that DTRT proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Grizzly New Pubco, Inc., a direct, wholly-owned subsidiary of DTRT (“New Pubco”), Grizzly Merger Sub, Inc., a direct, wholly-owned subsidiary of New Pubco (“DTRT Merger Sub”), and Consumer Direct Holdings, Inc. (the “Company”).

Pursuant to the Merger Agreement, (i) the Pre-Closing Holders (as defined in the Merger Agreement) of the common stock, no par value, of the Company (the “Company Common Stock”) will form a Delaware corporation (“Newco”) and contribute all of the issued and outstanding shares of Company Common Stock to Newco in exchange for shares of common stock, par value $0.0001 per share, of Newco (the “Newco Common Stock” and, such contribution, the “Contribution”), (ii) DTRT Merger Sub will merge with and into DTRT (the “First Merger”), with DTRT as the surviving entity and a wholly-owned subsidiary of New Pubco, and stockholders of DTRT will receive shares of common stock, par value $0.0001 per share, of New Pubco (the “New Pubco Common Stock”) in exchange for their shares of Class A common stock and Class B common stock, par value $0.0001 per share, of DTRT (together, the “DTRT Common Stock”) and holders of DTRT private placement warrants shall receive warrants of New Pubco, (iii) Newco will merge with and into New Pubco (the “Second Merger” and, together with the First Merger, the “Mergers”), with New Pubco as the surviving entity, and holders of shares of Newco Common Stock (other than shares held in the treasury of Newco, all of which shares will be cancelled, or as to which dissenters’ rights have been properly exercised) will receive, in the aggregate, (x) an amount equal to $118.35 million in cash (the “Company Cash Consideration”) and (y) shares of New Pubco Common Stock (the “Company Stock Consideration” and, together with the Company Cash Consideration, the “Merger Consideration”) in exchange for their shares of Newco Common Stock in an amount to be based on a cash-free, debt-free enterprise value of $527.0 million. The Merger Consideration is subject to certain closing adjustments pursuant to the Merger Agreement, as to which adjustments we express no opinion. The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

Lincoln International LLC 110 North Wacker Drive, 51st Floor Chicago, Illinois 60606	www.lincolninternational.com

We also understand that, in connection with the Mergers, DTRT will pursue (i) commitments from third party lenders to provide loans of up to $150,000,000 to New Pubco (the “Debt Financing”) and (ii) subscription agreements or other commitments from third party investors to provide equity financing to New Pubco (the “PIPE Financing” and, together with the Debt Financing, the “Financing”). The terms and conditions of the Financing will be set forth in the Definitive Financing Agreements (as defined in the Merger Agreement), as to which terms and conditions we express no opinion.

Scope of Analysis

In connection with this Opinion, Lincoln has, among other things:

1)	Reviewed the following documents:

a.	Draft audited financial statements for the Company for the fiscal years ended December 31, 2020 and December 31, 2021 provided to us by the Company;

b.	Unaudited financial statements for the Company for the seven-month period ended July 31, 2022 provided to us by the Company;

c.	The quality of earnings report prepared by CohnReznick dated August 2022 for the period ended March 31, 2022;

d.	Audited financial statements for DTRT for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on Form 10-K and provided to us by DTRT

e.	Unaudited financial statements for DTRT for the six-month period ended June 30, 2022, as filed with the SEC on Form 10-Q and provided to us by DTRT;

f.

The budget and financial projections for the Company for the fiscal years ending December 31, 2022, December 31, 2023 and December 31, 2024, prepared by management of the Company and provided to us and approved for our use by DTRT (the “Company Projections”);

g.	The pro forma equity ownership table and estimated sources and uses schedule provided to us in the Company Projections;

h.

A letter addressed to us by management of DTRT which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of DTRT, dated September 27, 2022;

i.	A draft of the Merger Agreement dated September 15, 2022;

j.

The Equity Exchange Agreement dated September 12, 2022 by and among Grizzly New Pubco, Inc., Consumer Direct Care Washington, LLC, Consumer Direct Holdings, Inc. and the Home Care Workers Purpose Trust (the “Equity Exchange Agreement”); and

k.	The Lender Presentation dated as of June 2022 prepared by the Company and DTRT.

2)	Discussed the business, financial outlook and prospects of the Company, as well as the terms and circumstances surrounding the Mergers, with management of the Company and DTRT;

3)

Reviewed certain financial, stock trading and other information for the Company, and compared that data and information with certain financial, stock trading and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to the Company;

4)

Reviewed certain financial, stock trading and other information for the Company and the Mergers, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that we deemed relevant, none of which is directly comparable to the Company and the Mergers;

5)

Performed certain valuation and comparative financial analyses including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that we deemed relevant; and

6)	Considered such other information and financial, economic and market criteria and analyses that we deemed relevant.

Assumptions, Qualifications, and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Mergers, Lincoln has, with DTRT’s consent:

1)

Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information;

2)	Relied upon the assurances of the management of each of the Company and DTRT that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading;

3)

Assumed that the financial forecasts, including the Company Projections, provided to Lincoln by DTRT and the Company were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby, and Lincoln assumes no responsibility for and expresses no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Company Projections, were based;

4)	Assumed that the Mergers, the Contribution and the Financing will be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations;

5)

Assumed that the long-term incentive plan of New Pubco will be approved and adopted in accordance with the terms outlined by DTRT and other documents made available to Lincoln (including the pro-forma capitalization table reflected in the Company Projections), without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

6)

Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Mergers, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company, DTRT, New Pubco or the Mergers;

7)

Assumed that the Mergers, the Contribution and the Financing will be consummated in accordance with the terms outlined by DTRT and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

8)

Assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of the Company or DTRT since the date of the most recent financial statements made available to Lincoln, other than for any such changes that are reflected in the Company Projections;

9)

Assumed for purposes of our analyses and opinion that the value of the shares of New Pubco Common Stock to be issued in connection with the Second Merger will be $10.20 per share, based on the terms of the Merger Agreement;

10)	Assumed that the final terms of the Mergers will not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

11)	Assumed that the final versions of all documents (including the Merger Agreement) conform in all material respects to the drafts reviewed by Lincoln.

Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion. We have relied upon the assessments of the management of DTRT and the Company as to, among other things, the potential impact on DTRT, the Company and New Pubco of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the health care industry and the geographic regions and local communities in which DTRT, the Company and New Pubco operate. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on DTRT, the Company, New Pubco or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. In preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of DTRT Common Stock or Company Common Stock. You have advised us that the parties intend that the Contribution, the First Merger and the Second Merger, taken individually, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and we have assumed that the Contribution, the First Merger and the Second Merger will otherwise qualify for the intended tax treatment contemplated by the Merger Agreement.

Lincoln did not evaluate the Company’s or DTRT’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or DTRT or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not perform any financial analyses to evaluate the value of DTRT or to derive valuation reference ranges for shares of DTRT Common Stock or New Pubco Common Stock for purposes of comparison with the Merger Consideration or otherwise. Lincoln was not requested to, nor did Lincoln, participate in the negotiation or structuring of the Transaction. Lincoln was not requested to, nor did Lincoln, seek alternative candidates for the Transaction.

This Opinion (i) does not address the underlying business decision of the Board of Directors of DTRT (the “Board”) or DTRT to proceed with or effect the Mergers or the relative merits of the Mergers as compared to other transaction structures, transactions or business strategies that may be available to DTRT or the effect of any other transaction in which DTRT might engage, and does not address whether the Merger Consideration to be paid by DTRT pursuant to the Merger Agreement is the best possibly attainable under the circumstances, (ii) does not address the capital structure of DTRT or New Pubco, whether New Pubco should be issuing debt or equity securities or a combination of both in connection with the Mergers or the Financing, or the form, structure or any aspect or terms of any debt or equity financing for the Mergers or the Financing or the likelihood of closing such financing, (iii) does not address the individual circumstances of specific stockholders of DTRT or New Pubco (including holders of Class B Shares of DTRT Common Stock or warrants to purchase shares of DTRT Common Stock) with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, (iv) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor), (v) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of DTRT, New Pubco or any other party), (vi) does not constitute advice or a recommendation to the Board or any security holder as to how they should act or vote with respect to any matter relating to the Mergers (including as to whether they should redeem any shares of DTRT Common Stock in connection with the SPAC Stockholder Redemption (as defined in the Merger Agreement)), and (vii) only addresses the fairness from a financial point of view to DTRT and the DTRT Unaffiliated Stockholders of the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement and does not address any other terms, aspects or implications of the Mergers, or any agreements, arrangements or understandings entered into in connection with the Mergers or otherwise (including, without limitation, the terms and conditions of the securities offered in the initial public offering of DTRT, or the terms and conditions of the Contribution, the First Merger or the Financing). We express no opinion as to the fairness of any portion or aspect of the Mergers to (a) the holders of any class of securities, creditors or other constituencies of DTRT or any other party, except as expressly set forth below, or (b) any one class or group of DTRT’s security holders, creditors or other constituencies vis-à-vis any other class or group of DTRT’s security holders, creditors or other constituents (including, without limitation, the allocation of any Merger Consideration among or within such classes or groups of security holders, creditors or other constituents). The decision as to whether to proceed with the Mergers or any related transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which this Opinion is based.

Lincoln expresses no opinion as to what the market price or value of the DTRT Common Stock or the New Pubco Common Stock or any other publicly-traded securities issued by DTRT, the Company, Newco or New Pubco will be after the announcement or consummation of the Mergers (including as compared to the amount which holders of DTRT Common Stock may receive on redemption of their shares in connection with the SPAC Stockholder Redemption). This Opinion should not be construed as a valuation opinion, credit rating or solvency opinion, an analysis of DTRT’s or New Pubco’s credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement to be given to DTRT’s, New Pubco’s or the Company’s officers, directors or employees, or any class of such persons, in connection with the Mergers relative to the Merger Consideration in the Mergers.

It is understood that this Opinion is for the use and benefit of the Board in connection with the Mergers. This Opinion may not be used for any other purpose and is not intended to confer any rights or remedies upon any other person. Except as contemplated by the Engagement Letter, dated as of September 16, 2022, between Lincoln and DTRT, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to DTRT, the Board, the stockholders of DTRT or any other party.

Disclosure of Relationships

Lincoln will receive a customary fee from DTRT for our services, a portion of which was payable upon our retention, and the balance of which was earned upon our having informed the Board that we were prepared to render this Opinion. No portion of our fee is contingent upon either the conclusion reached herein or the consummation of the Mergers. In addition, DTRT has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. During the two years preceding the date of this Opinion, we and our affiliates have not had other investment banking relationships with DTRT or the Company or their respective affiliates for which we were paid for our services. We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide investment banking and other financial services to DTRT, New Pubco and the Company and/or their respective affiliates, for which we and our affiliates would expect to receive compensation.

Conclusion

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by DTRT in the Second Merger pursuant to the Merger Agreement is fair, from a financial point of view, to DTRT and the DTRT Unaffiliated Stockholders.

This Opinion has been authorized for issuance by the Fairness Opinion Committee of Lincoln.

Very truly yours,

/s/ Lincoln International LLC

LINCOLN INTERNATIONAL LLC

ANNEX I

STOCKHOLDER’S AGREEMENT

THIS STOCKHOLDER’S AGREEMENT (this “Agreement”) is made as of September 28, 2022, by and between Grizzly New Pubco, Inc., a Delaware corporation (“New Pubco”), and [    ] (“CDH Party”). Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, reference herein is made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among New Pubco, DTRT Health Acquisition Corp., a Delaware corporation (“SPAC”), Grizzly Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of New Pubco (“Merger Sub”), and Consumer Direct Holdings, Inc., a Montana corporation (the “Company”);

WHEREAS, subject to the terms and conditions of the Merger Agreement and consummation of the Transactions, as of the Closing Date the Company will become a direct, wholly-owned subsidiary of New Pubco and CDH Party will be issued shares of common stock of New Pubco;

WHEREAS, CDH Party acknowledges and agrees that (i) this Agreement is being entered into as part of the consummation of the Merger Agreement and the Transactions, (ii) the covenants and agreements set forth in this Agreement are a material inducement to, and a condition precedent of, New Pubco, SPAC and Merger Sub entering into the Merger Agreement and consummating the Transactions, (iii) CDH Party will receive substantial direct and indirect benefits by the consummation of the Transactions, and (iv) New Pubco, SPAC and Merger Sub and their respective Affiliates would not obtain the benefit of the bargain set forth in the Merger Agreement as specifically negotiated by the parties thereto if CDH Party breached the provisions of this Agreement;

WHEREAS, as a condition to the consummation of the Transactions, CDH Party has agreed to enter into this Agreement;

WHEREAS, CDH Party further acknowledges and agrees that, as of the date of the Transactions, it directly or indirectly owns an equity interest in the Company and the following covenants and obligations placed upon it are necessary and appropriate to protect the value of the goodwill, confidential and proprietary information, and trade secrets of the Company; and

WHEREAS, New Pubco benefits from the protection of the goodwill, confidential and proprietary information, and trade secrets of the Company, which after the Closing, will be a wholly owned subsidiary of New Pubco.

NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed:

1. Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

(a) “Affiliates” means, with respect to any Person, any Person controlling, controlled by or under common control with such Person; provided that the spouse, siblings, parents and children of a CDH Party shall not be considered Affiliates of such CDH Party except for purposes of Section 3(c).

(b) “Competing Business” means any business that is, as of the Closing Date, (i) competitive with the business operated by the Company or any of its Subsidiaries within the Territory, or (ii) demonstrably anticipated to be operated by the Company or any of its Subsidiaries within the Territory within twelve (12) months of the Closing Date.

(c) “Confidential Information” means all information of the Company or its Subsidiaries of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, financial condition, services, products, or research or development of the Company or its Subsidiaries, or any of their respective suppliers, customers, independent contractors, or other business relations. Confidential Information includes, but is not limited to, the following: (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans, strategies, and practices, cost, rate and pricing structures, and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company’s or its Subsidiaries’ respective suppliers, customers, independent contractors, or other business relations, and their confidential information; and (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, research, records, reports, manuals, documentation, models, data and data bases relating thereto, and any other information from which any of the foregoing may be reasonably derived. Notwithstanding the foregoing, Confidential Information shall not include information that (A) is or becomes generally known or available to the public through no unauthorized action or omission, including a breach of any confidentiality obligations, or any other action or omission outside of the ordinary course of business at or prior to the time of disclosure, (B) becomes known to CDH Party after the Closing Date without any restriction on disclosure, which, to CDH Party’s actual knowledge, has not been disclosed to CDH Party in violation of any Contract, or (C) is required to be disclosed by any Law provided CDH Party has compiled with Section 2 prior to disclosing such information.

(d) “Restricted Period” means a period commencing on the Closing Date and continuing for five (5) years thereafter.

(e) “Representatives” means a Party’s Affiliates, attorneys, accountants, financial advisors or other representatives.

(f) “Territory” means any state that the Company or any of its Subsidiaries operates or is demonstrably considering operating in as of the Closing Date.

2. Confidentiality. From and after the date hereof, CDH Party shall, and shall cause its Representatives to, keep confidential and not use or disclose any Confidential Information. CDH Party further agrees to take all appropriate steps (and to cause each of its Representatives to take all appropriate steps) to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. If CDH Party is requested or required (by oral questions, interrogatories, requests for information or documents in legal, administrative, arbitration or other formal proceedings, subpoena, civil investigative demand or other similar process) to disclose any such Confidential Information, CDH Party shall promptly notify New Pubco of any such request or requirement so that New Pubco may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 2. If, in the absence of a protective order or other remedy or the receipt of a waiver by New Pubco, CDH Party is required to disclose such information, CDH Party, without liability hereunder, may disclose that portion of such information that he believes in good faith he is legally required to disclose. CDH Party may only disclose such Confidential Information to those of his Representatives who (A) need to know such information, and (B) either agree to maintain the confidentiality of such information pursuant to the terms of this Section 2 or are subject to obligations of confidentiality by law or professional code of conduct. CDH Party shall be liable to New Pubco for the breach of this Section 2 by any of his Representatives. Notwithstanding the foregoing, (A) CDH Party may use and disclose Confidential Information (i) in the ordinary course of business in connection with CDH Party’s role as an employee and/or director of the Company and its Subsidiaries and (ii) as reasonably necessary in connection with the Transactions; and (B) it is understood that CDH Party is free to use information that is generally known in the Company’s trade or industry, which is not gained as result of a breach of this Section 2.

3. Restrictive Covenants.

(a) During the Restricted Period, CDH Party agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, whether as principal, partner, officer, director, employee, consultant, manager, member, or stockholder, own, manage, operate, participate in, provide any financing to, consult with, render services for, control, acquire, or otherwise engage in or assist any other Person with engaging in, any business that engages in a Competing Business within the Territory; provided, that nothing herein shall prohibit CDH Party from (i) being a passive owner of not more than two percent (2%) of the outstanding stock of any class of a corporation which is publicly traded so long as CDH Party has no active participation in the business of such corporation, (ii) owning New Pubco’s capital stock, (iii) being a principal, partner, officer, director, employee, consultant, or manager of New Pubco, the Company, or any of their Subsidiaries.

(b) During the Restricted Period, CDH Party agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly (i) solicit, induce or attempt to induce any employee or individual retained as an independent contractor of the Company or any of its Subsidiaries to leave the employ of the Company or any of its Subsidiaries, or in any way interfere with the relationship between the Company or any of its Subsidiaries and any employee or independent contractor thereof, (ii) hire any person who was an employee of the Company or any of its Subsidiaries at any time during the preceding six (6)-month period, or (iii) call on, solicit, or service any customer, supplier, or other business relation of the Company or any of its Subsidiaries (including any Person that was a customer, supplier, or other potential business relation of the Company or its Subsidiaries with respect to the business at any time during the twelve (12)-month period immediately prior to the Closing), to induce or attempt to induce such Person to cease doing business with the Company or any of its Subsidiaries, or in any way adversely interfere with the relationship between any such customer, supplier or business relation and the Company, or any of its Subsidiaries (including making any negative statements or communications about the Company, New Pubco, or any of their Subsidiaries).

(c) From and after the date hereof, CDH Party agrees that it shall not, and shall cause its Affiliates not to, knowingly make, publish or communicate to any Person any oral or written statement that disparages or places the Company, any of its Subsidiaries, SPAC, or New Pubco, or any of their respective officers, directors, members, managers, employees, stockholders, or agents, in respect thereof in a false or negative light, except (i) in connection with a legal proceeding in which the Company, CDH Party or such Affiliate, officer, director or equityholder is under oath or responding to a subpoena or is otherwise required by Law to cooperate with a Governmental Authority, and (ii) in responding publicly to incorrect, disparaging or derogatory public statements to the extent reasonably necessary to correct or refute such public statement.

(d) CDH Party acknowledges and agrees that (i) the Company prior to and following the Closing competes with other similar businesses that are or could be located within the Territory; (ii) SPAC and New Pubco have required that CDH Party make the covenants set forth in Section 3 of this Agreement as a condition to consummation of the Transactions; (iii) the provisions of Section 3 of this Agreement are reasonable and necessary to protect and preserve New Pubco’s and the Company’s interests in and operation of the Company’s business (including but not limited to the goodwill of the Company’s business) from and after the Closing; (d) CDH Party will receive substantial Merger Consideration in the Transactions; (e) New Pubco, SPAC, and the Company would be irreparably damaged if CDH Party were to breach the covenants set forth in Section 3 of this Agreement; and (f) the provisions of Section 3 of this Agreement do not prevent or preclude CDH Party from earning a suitable livelihood.

(e) If any term or provision of this Section 3 shall be determined by any court of competent jurisdiction to be invalid, illegal, or unenforceable, in whole or in part, and such determination shall become final, such provision or portion shall be deemed to be severed or limited, but only to the extent required to render the remaining terms and provisions of this Section 3 enforceable. This Section 3 as thus amended shall be enforced so as to give effect to the intention of the parties insofar as that is possible. In addition, the parties hereby expressly acknowledge that the provisions of this Section 3 are reasonable in terms of duration, scope, and area restrictions and are necessary to protect the goodwill of New Pubco, the Company or any of their Subsidiaries’ businesses, and the substantial investment made by New Pubco and SPAC hereunder.

4. Remedies. In the event of a breach of any covenant set forth in Sections 2 or 3 of this Agreement, New Pubco shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to New Pubco or any of its Affiliates at law or in equity:

(a) the right and remedy to have the provisions of Sections 2 or 3 specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of such provisions would cause irreparable injury to New Pubco or such Affiliate and that money damages would not provide an adequate remedy to New Pubco or such Affiliate; and

(b) the right and remedy to require CDH Party to account for and pay over to New Pubco or such Affiliate any profits, monies, accruals, increments or other benefits derived or received by such Person as the result of any transactions constituting a breach of the provisions of Sections 2 or 3.

5. Tolling of Restriction. If CDH Party is found to have violated any of the provisions of Section 3, CDH Party agrees that the restrictive period of each covenant so violated shall be extended by a period of time equal to the period of such violation by CDH Party. It is the intent of this paragraph that the running of the restrictive period of any covenant shall be tolled during any period of violation of such covenants so that New Pubco may obtain the full and reasonable protection for which it contracted and so that CDH Party may not profit by any breach of such covenants.

6. Representations and Warranties. CDH Party hereby represents and warrants to New Pubco, as of the date hereof and as of the Closing Date, as follows:

(a) CDH Party is the sole record owner and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, or has a valid proxy to vote, the CDH Party Shares, free and clear of any Liens (other than as created by this Agreement or the Organizational Documents of the Company). Other than the shares of Company Common Stock set forth on Schedule 1 (the “CDH Party Shares”), CDH Party does not own beneficially or of record any shares of Company Common Stock (or any securities convertible into shares of Company Common Stock) or any interest therein.

(b) CDH Party, except as provided in this Agreement, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, whether by ownership or by proxy, in each case, with respect to CDH Party’s shares of Company Common Stock, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of CDH Party’s shares of Company Common Stock, that is inconsistent with CDH Party’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of CDH Party’s shares of Company Common Stock that is inconsistent with CDH Party’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(c) CDH Party affirms that it has all requisite power and authority to, and has taken all action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by CDH Party and, subject to the due execution and delivery of this Agreement by New Pubco, constitutes a legally valid and binding agreement of CDH Party enforceable against CDH Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by CDH Party from, or to be given by CDH Party to, or to be made by CDH Party with, any Governmental Authority in connection with the execution, delivery and performance by CDH Party of this Agreement, the consummation of the transactions contemplated hereby or the Transactions.

(e) The execution, delivery and performance of this Agreement by CDH Party does not, and the consummation of the transactions contemplated hereby and the Transactions will not, constitute or result in (i) a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of CDH Party pursuant to any Contract binding upon CDH Party or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby) compliance with the matters referred to in Section 6(d), under any applicable Law to which CDH Party is subject or (ii) any change in the rights or obligations of any party under any Contract legally binding upon CDH Party, except for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair CDH Party’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby or the Transactions.

(f) There is no Action pending against CDH Party or, to the knowledge of CDH Party, threatened against CDH Party that, in any manner, questions the beneficial or record ownership of CDH Party’s shares of Company Common Stock or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by CDH Party of its obligations under this Agreement.

(g) Except as described on Schedule 4.21 of the Merger Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by CDH Party, for which New Pubco, the Company or any of their respective Affiliates may become liable.

(h) CDH Party understands and acknowledges that SPAC and New Pubco are entering into the Merger Agreement in reliance upon CDH Party’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of CDH Party contained herein.

7. Waiver and Release of Claims. CDH Party covenants and agrees as follows:

(a) Effective upon and contingent on the Closing, in consideration for CDH Party’s portion of the Merger Consideration, CDH Party, on behalf of himself and his Affiliates, and each of their respective successors and assigns, hereby fully, unconditionally and irrevocably waives, releases, acquits and forever discharges the SPAC Parties and the Company, and each Subsidiary of the foregoing and their respective Representatives and equityholders, and each of their respective successors and assigns (collectively, “Released Parties”) from any claims, suits, demands, debts, accounts, covenants, contracts, arrangements, promises, obligations, damages, judgments, debts, dues, or liabilities of any kind (including claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses), or Actions which CDH Party has or may have against any Released Party, whether known or unknown, suspected or unsuspected, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, and that now exist or may hereafter exist (collectively, “Claims”) solely to the extent such Claims arise or relate to CDH Party’s ownership of equity of the Company prior to Closing and the information set forth on the Allocation Schedule (collectively, the “Released Claims”); provided, that, for the avoidance of doubt, this release does not extend to, and CDH Party will not be deemed to have waived, released, acquitted or discharged, any Claim arising from or related to (A) CDH Party’s rights under the Merger Agreement (including, but not limited to, CDH Party’s right to receive its portion of the Merger Consideration) or under any other Transaction Document to which CDH Party is a party, (B) any rights of CDH Party to indemnification or exculpation as an officer, director, member, manager, employee, or agent of New Pubco, the Company or any Subsidiary of either of them, (C) salary, bonuses, or other employment benefits earned by or otherwise owed to CDH Party pursuant to a written agreement with New Pubco, the Company, or any

Subsidiary of either of them or under any existing employee benefit plans of any of them, (D) any rights that cannot be waived by operation of law and (E) under any Company Related Party Contract. CDH Party shall refrain from directly or indirectly asserting any claim or commencing (or causing to be commenced) any Action of any kind against any Released Party based upon any Released Claim. The release contained herein is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, law, implied or express contract, discrimination of any sort or any other grounds. To the extent permitted by applicable Law, CDH Party expressly waives the benefit of any Law, which, if applied to the release set forth herein, would otherwise exclude from its binding effect any claim not known on the date hereof to exist.

(b) CDH Party represents and acknowledges that: (i) he has read this release and understands its terms and has been given an opportunity to ask questions of the Released Parties’ Representatives and (ii) in signing this release he does not rely, and has not relied, on any representation or statement not set forth in this release made by any Representative of the Released Parties or anyone else with regard to the subject matter, basis or effect of this release or otherwise. CDH Party further represents and acknowledges that he may hereafter discover facts in addition to or different from those which the he now knows or believes to be true with respect to the subject matter herein, and that he may hereafter come to have a different understanding of the Law that may apply to potential claims which the undersigned is releasing hereunder, but the undersigned affirms that, except as is otherwise specifically provided above, it is his intention to fully, finally and forever settle and release any and all Released Claims. In furtherance of this intention, CDH Party acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) CDH Party hereby forever waives his dissenter, appraisal, or similar rights with respect to the Transactions under applicable Law or pursuant to any agreement between CDH Party and the Company and agrees to take all further necessary or desirable actions reasonably requested by the SPAC Parties or the Company to evidence such waiver. For the avoidance of doubt, CDH Party acknowledges and agrees that he hereby withdraws any written objections to the Transactions, if any, with respect to the Company Common Stock and forever waives any appraisal, dissenter or similar rights with respect to the Company Common Stock under Part 13 of the MBCA or any other right to object to the Merger Agreement, the Mergers, or the Transactions, whether or not CDH Party has previously made a written demand upon the Company and otherwise complied with the appraisal, dissenter or similar rights under Part 13 of the MBCA.

8. Post-Closing Directors. CDH Party acknowledges that, pursuant to the terms of the Merger Agreement, CDH Party, together with the other Pre-Closing Holders, on the one hand, and DTRT Health Sponsor LLC, a Delaware limited liability company (“Sponsor”), on the other hand, each nominated certain individuals to serve on the New Pubco Board and agrees that he shall not take any action intended to remove or cause the removal of the individual(s) nominated by Sponsor during such the initial term of individual(s) as a director, unless such removal is approved by the Sponsor.

9. Successors and Assigns; Third Party Beneficiaries; Assignment. This Agreement will be binding upon CDH Party and will inure to the benefit of New Pubco and its successors. The parties hereto expressly agree that SPAC and the Company are intended third party beneficiaries of this Agreement and Sponsor is an intended third party beneficiary of Section 8.

10. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11. Jurisdiction; WAIVER OF TRIAL BY JURY. Any action based upon, arising out of or related to this Agreement may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

12. Severability. Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid, but if any provision or term of this Agreement is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. If any of the covenants set forth in Section 3 of this Agreement are held to be unreasonable, arbitrary or against public policy, such covenants will be reformed to conform to the greatest restriction consistent with reasonableness and public policy, and will be considered divisible with respect to scope, time and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against CDH Party to the greatest extent permissible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

14. Section Headings; Construction. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day); provided that, with respect to New Pubco, the notice or other communication is sent to the address or email address set forth in Section 11.02 of the Merger Agreement, and with respect to CDH Party, the notice or other communication is sent to the address on the signature page hereto, or to such other address or email address as New Pubco or CDH Party, as applicable, may hereafter specify for the purpose by notice to each other party hereto.

16. Attorneys’ Fees; Costs. In the event of any action to enforce or interpret any provision of this Agreement, each party shall be responsible for its own attorneys’ fees and other costs and expenses.

17. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among CDH Party and any of the Parties or any of their respective Subsidiaries relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist between the parties hereto except as expressly set forth or referenced in this Agreement.

18. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement.

19. Termination. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

[Remainder of this page is intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the date first written above.

NEW PUBCO:

GRIZZLY NEW PUBCO, INC.

By:
Name:
Title:

[Signature Page to Stockholder’s Agreement]

CDH PARTY

[ ]

Address for notice:
[ ]
[ ]
[ ]

[Signature Page to Stockholder’s Agreement]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

CDCN’s charter provides that a director will not be personally liable to CDCN or CDCN’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to CDCN or CDCN’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

CDCN’s charter provides that CDCN will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Prior to the consummation of the Business Combination, CDCN has previously entered into indemnification agreements with each of its current directors and executive officers. These existing agreements require CDCN to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to CDCN, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Effective upon the consummation of the Business Combination, New Pubco will enter into new indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The new indemnification agreements will require New Pubco, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

New Pubco’s certificate of incorporation will provide for indemnification of New Pubco’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Pubco’s bylaws will provide for indemnification of New Pubco’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1#	Agreement and Plan of Merger, dated as of September 28, 2022, by and among DTRT Health Acquisition Corp., Grizzly Merger Sub Inc., Grizzly New Pubco, Inc. and Consumer Direct Holdings, Inc. (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-40774), filed with the SEC on September 8, 2021).

3.2	Bylaws (Incorporated by reference to Exhibit 3.3 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-258742), filed with the SEC on August 30, 2021).

3.3	Form of New Pubco Charter (included as Annex B to the proxy statement/prospectus).

3.4	Form of New Pubco Bylaws (included as Annex C to the proxy statement/prospectus).

4.1*	Specimen Class A Common Stock Certificate.

4.2	Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, dated as of September 1, 2021 (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-40774), filed with the SEC on September 8, 2021).

5.1*	Opinion of Winston & Strawn LLP as to the validity of the securities being registered.

8.1*	Opinion of Winston & Strawn LLP regarding certain U.S. federal income tax matters.

9.1	Letter Agreement (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-40774), filed with the SEC on September 8, 2021).

10.1	Form of Grizzly New Pubco, Inc. Omnibus Incentive Plan (included as Annex F to the proxy statement/prospectus).

10.2	Form of Grizzly New Pubco, Inc. Employee Stock Purchase Plan (included as Annex G to the proxy statement/prospectus).

10.3(a)*	Form of Nonqualified Stock Option Award Agreement under the Grizzly New Pubco, Inc. 2022 Omnibus Incentive Plan.

10.3(b)*	Form of Incentive Stock Option Award Agreement under the Grizzly New Pubco, Inc. 2022 Omnibus Incentive Plan.

10.3(c)*	Form of Restricted Stock Unit Award Agreement under the Grizzly New Pubco, Inc. 2022 Omnibus Incentive Plan.

10.4*	Form of Indemnification Agreement.

10.5	Form of Registration Rights Agreement (included as Annex D to the proxy statement/prospectus).

10.6	Sponsor Agreement, dated as of September 28, 2022, by and among DTRT Health Sponsor LLC, DTRT Health Acquisition Corp., Grizzly New Pubco, Inc. and Consumer Direct Holdings, Inc. (included as Annex E to the proxy statement/prospectus ).

10.7	Equity Exchange Agreement, dated as of September 12, 2022, by and among Consumer Direct Care Washington, LLC, Consumer Direct Holdings, Inc., Grizzly New Pubco, Inc. and Home Care Workers Purpose Trust (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on September 29, 2022).

Exhibit	Description

10.8	Lockup Agreement, dated as of September 28, 2022, by and among DTRT Health Acquisition Corp., DTRT Health Sponsor LLC, the shareholders of Consumer Direct Holdings, Inc. and the other persons who entered into a joinder to the Lockup Agreement (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, filed with the SEC on September 29, 2022).

10.9	Form of Stockholders Agreement, dated as of September 28, 2022, by and between Grizzly New Pubco, Inc. and each of the signatories thereto (included as Annex I to the proxy statement/prospectus).

10.10*	Form of Executive Employment Agreement, dated as of , 2022, by and between Montana Health Solutions, Inc. and each of the signatories thereto.

10.11*	Consumer Directed Employer Contract effective November 18, 2019, by and between the State of Washington, acting by and through the Department of Social and Health Services and Consumer Direct Care Washington, LLC, as amended by Amendment No. 1 to Consumer Directed Employer Contract dated January 30, 2020, Amendment No. 2 to Consumer Directed Employer Contract dated March 17, 2020, Amendment No. 3 to Consumer Directed Employer Contract dated October 21, 2020, Amendment No. 4 to Consumer Directed Employer Contract dated April 22, 2021, Amendment No. 5 to Consumer Directed Employer Contract dated September 30, 2021, Amendment No. 6 to Consumer Directed Employer Contact dated January 25, 2022, Amendment No. 7 to Consumer Directed Employer Contract dated April 1, 2022, Amendment No. 8 to Consumer Directed Employer Contract dated April 1, 2022, and Amendment No. 9 to Consumer Directed Employer Contract dated July 1, 2022.

23.1	Consent of WithumSmith+Brown PC.

23.2	Consent of BDO USA, LLP.

23.3*	Consent of Winston & Strawn LLP (included in Exhibit 5.1 hereto).

24.1*	Power of Attorney.

99.1*	Form of Preliminary Proxy Card.

99.2*	Consent of Ben Bledsoe to be named as a director.

99.3*	Consent of William Woody to be named as a director.

99.4*	Consent of Tony Crawford to be named as a director.

99.5*	Consent of Greer Woody to be named as a director.

99.6*	Consent of Rebecca Kellenberg to be named as a director.

99.7*	Consent of Dipa Mehta to be named as a director.

99.8**	Consent of Lincoln International LLC.

107**	Filing Fee Table.

#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	To be filed by amendment.
**	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 6th day of December, 2022.

Grizzly New Pubco, Inc.

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

Name	Title	Date

/s/ Mark Heaney Mark Heaney	President and Secretary (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director)	December 6, 2022